
07023818

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Garson Resources Ltd.

*CURRENT ADDRESS Suite 322 - 470 Granville St
Vancouver, B.C. Canada V6C 1V5

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35086

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY: EBS
DAT : 5/24/07

GARSON RESOURCES LTD.

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604-683-1991 • Fax: 604-683-8544
Toll Free: 1-877-399-1991

MBMI DISTRIBUTES GARSON RESOURCES LTD. SHARES AS STOCK DIVIDEND

September 25, 2006. **MBMI RESOURCES INC. (MBR:TSXV) ("MBMI") and GARSON RESOURCES LTD. ("Garson")** report that common shares of Garson have now been distributed by MBMI to MBMI's shareholders by way of stock dividend to holders of record as at January 6, 2006, as originally announced December 23, 2005.

Garson Resources Ltd. has been approved for listing on the CNQ (Canadian Trading & Quotation System Inc.), subject to the satisfaction of certain conditions. Garson expects to be in a position to be called to trade on the CNQ under the symbol "GARR". A news release will be issued upon receipt of the exact date.

These dividend shares represent 4,491,250, or approximately 23%, of the issued and outstanding shares of Garson. The remaining Garson shares are subject to a 4 month hold expiring December 31, 2006.

About Garson Resources Ltd.

Garson is a mining exploration company whose business is to explore and develop its current gold properties as set out below and to acquire other mineral properties of merit. It is Garson's intention initially to focus on its Squall Lake Property.

Squall Lake Property

The Squall Lake Property is located in west central Manitoba approximately eight kilometers north-northwest of the town of Snow Lake and the same distance from the New Britannia Gold Mine & Mill. Garson owns a 100% interest (subject to underlying royalties) in the property. The property consists of 14 contiguous, unpatented mining claims totaling 899 hectares.

McMillan Gold Mine Property

Garson holds a block of 34 contiguous unpatented mining claims located in Mongowin & McKinnon Townships, Sudbury District, Ontario, Canada. A historical gold producer, public documents indicate that the McMillan Gold Mine Ltd. commenced shaft sinking in 1927 after the successful completion of five surface holes drilled in 1926 on gold-bearing veins. The Property is subject to an Option Agreement, dated for reference October 25, 2004 with Young-Shannon Gold Mines, Limited.

Copper Prince Property

The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada. The Property is subject to an Option Agreement, dated for reference May 30, 2006 with Piper Capital Inc.

Potential Acquisition

Garson is currently in discussions to obtain the right to earn an interest in an additional Canadian gold property. Garson expects to announce the results of these discussions in the near term.

Additional Information
Additional information regarding Garson and its properties can be found in its prospectus dated August 25, 2006, filed on SEDAR at www.sedar.com.

For further information:
David G. Tafel - VP Corporate Development, MBMI Resources Inc., and VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Email: mbr@mbmiresources.com Website: www.mbmiresources.com

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

This Press Release contains forward-looking statements regarding the future listing of Garson's shares on the CNQ, Garson's intention to initially focus on the Squall Lake Property, and discussions concerning an additional Canadian gold property, which statements can be identified by forward-looking terminology, such as "subject to", "expects", "to be", "near term" and comparable terminology referring to future events or results. Forward-looking statements are statements about the future, are not historical facts, and are inherently uncertain. Actual events or results could differ materially from those anticipated in or by these forward-looking statements as a result of numerous factors, including uncertainty whether Garson's shares will be listed and called to trade under the symbol "GARR" or at all; uncertainty whether the current discussions for an additional gold property will be successful; the need for future funding; exploration and development risks; environmental risks; changes in business strategy; conflicts of interest; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Prospectus of MBMI and Garson dated August 25, 2006 filed on sedar at www.sedar.com



Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

NEWS RELEASE

PIPER CAPITAL INC. AND GARSON RESOURCES LTD. SIGN PURCHASE AND SALE AGREEMENT WITH KINROSS GOLD CORPORATION AND HIGH RIVER GOLD MINES LTD. ON THE NEW BRITANNIA GOLD MINE

Vancouver, B.C., October 10, 2006. **Piper Capital Inc. (PCL: TSX-V)** ("Piper") and **Garson Resources Ltd (GARR – CNQ)** ("Garson") ("the Companies") are pleased to announce that they have entered into a definitive purchase agreement with Kinross Gold Corporation ("Kinross") and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd ("High River") to acquire a 100% interest in the New Britannia Mine and mill ("NBM") located in Snow Lake, Manitoba.

The NBM assets include the New Britannia Mine, with associated plant, infrastructure and some equipment including a fully permitted 2,150 tonne per day modern mill and tailings facility. A measured and indicated mineral resource of 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams per tonne) for the mine and an inferred mineral resource of 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams per tonne) for the total property were estimated by the geological staff of the New Britannia mine in December, 2004. The mineral resources were estimated using a gold price of US$400 per ounce, are fully diluted and are compliant with the current Canadian Institute of Mining, Metallurgy and Petroleum standards and definitions for mineral resources.

The property consists of about 7,500 hectares of mineral claims and leases containing many known gold showings and a very high potential for new discoveries. The #3 Zone and Birch Zone both contain inferred mineral resources of 220,000 tonnes at 7.10 g/t gold, and 569,000 tonnes at 4.42 g/t gold. respectively, and both have had past production. Of these zones, the #3 Zone has the potential for increasing resources and will be the focus of the initial diamond drilling program which will commence immediately upon closing of the transaction.

David Tafel, CEO of Piper and Ed Stringer, CEO of Garson state "We are very excited about the acquisition of the New Britannia Mine property. This acquisition has the potential to move our two companies from exploration to production companies very quickly and at minimal cost."

History of the New Britannia Mine:

The mine was first operated as the Nor-Acme Mine from 1949 to 1958. The mine was re-opened in 1995 and was operated until 2004 as the New Britannia Mine. Since early 2005 the mine has been on care and maintenance. Production from both periods at the mine produced collectively a total of 11,851,522 tons of ore at a mill feed grade of 0.137 ounces per ton producing a total of 1.43 million ounces of gold. From its re-opening in 1995 to 2004 the mine produced approximately 100,000 ounces of gold per year for each full year of production.

In consideration of the acquisition, each of Piper and Garson will issue shares to Kinross consisting of 19.9% of their issued share capital at closing and grant Kinross the right to receive, at no additional consideration, 19.9% of the common shares issued by Piper and Garson upon the exercise or conversion of any convertible security issued by Piper and Garson as part of any equity financing that Piper and Garson undertake after the signing of the definitive purchase agreement and prior to the closing of the transaction. Piper and Garson will also have to post C$1.9 million in financial assurances with the Government of Manitoba and C$3.9 million in the form of a letter of credit to Kinross which will be refundable upon reaching commercial production from the mine. Upon closing, Kinross will have the right to appoint a representative to the boards of both Piper, and Garson. Kinross retains a back-in right should a NI 43-101 compliant resource of 3 million ounces be proven up. High River has agreed to sell its 50% interest in NBM and to waive its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations. The agreements are subject to, among other things, receipt of regulatory approvals and completion of financing. It is anticipated that closing will take place within 90 days.

It is contemplated that Piper and Garson will enter into a joint venture agreement whereby Piper will retain a 60% interest and Garson a 40% interest in the joint venture.

As consideration for offering Piper and Garson the opportunity to participate in the Asset Purchase Agreements and to acquire the New Britannia Assets, both Garson and Piper agree that on execution of the Asset Purchase Agreement, Pegasus will be entitled to a Participation Fee payable by way of the pro rata issue of 1,800,000 shares issued at a value of $0.20 per share as to 60% Piper (1,080,000) shares and 40% Garson (720,000 shares). Certain principals of Pegasus including, David Constable, Ed Stringer, Ken Cawkell, and David Tafel are directors of Garson. David Tafel is also a director, and president of Piper Capital.

Future Plans:

Piper and Garson, anticipate commencing an aggressive diamond drill program on the #3 Zone area immediately after closing the transaction. This is a priority target with high potential to increase resources and could be quickly developed for production. The current mineral resources will be recalculated using a more appropriate gold price and a scoping study will be initiated to further define the underground resources and determine the requirements of bringing this area back into production. Other surface areas will be examined and prioritized for follow up work with the goal of adding to the resources already outlined. Mining Industry consultants, Micon International Limited ("Micon") of Ontario, has been contracted write a NI 43-101 technical report for the New Britannia Mine property.

Garson's Squall Lake property which adjoins the New Britannia property to the north will be transferred to the joint venture. Exploration is currently underway at this project. This property has at least 10 known gold showings with one having a non NI 43-101 compliant historic inferred resource of 437,000 tonnes grading 5.27 grams gold per tonne. This exploration area has the potential to host additional gold resources.

Mr. William Lewis, B.Sc. P.Geo., (APEGBC #20333, APEGM #20480, NAPEGG #1450) a Senior Geologist with Micon, is the Independent Qualified Person for the purposes of National Instrument 43-101 and has reviewed this news release. Prior to joining Micon in April 2005, Mr. Lewis was the Chief Geologist for the New Britannia mine.

On behalf of the Board
GARSON RESOURCES LTD.
"Edward Stringer"
Edward Stringer
President and Director

Forward Looking Statement

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from either of the Companies' expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Companies disclaim any intention or obligation to revise or update such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

David Tafel, VP Administration and Director at Tel: (604) 683-1991

www.garsonresources.com

GARSON
RESOURCES LTD.

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com



NEWS RELEASE

GARSON RESOURCES LTD. APPOINTS CHIEF FINANCIAL OFFICER

Vancouver, B.C., November 2, 2006. **Garson Resources Ltd (GARR – CNQ)** ("Garson") is pleased to announce the appointment of Mr. Adrian Rothwell, CA as Chief Financial Officer to the Company. Mr. Rothwell has previously acted as a financial consultant to Garson, as well as a number of other publicly-traded companies. As a Chartered Accountant he offers many years of professional accounting, public practice, and industry specific expertise. Mr. Rothwell is a member of the Institute of Chartered Accountants of British Columbia, Canada and the Institute of Chartered Accountants of Australia.

Garson also announces that, in accordance with the Company's Stock Option Plan, it has granted to certain directors, officers, and employees incentive stock options to purchase up to an aggregate of 1,000,000 common shares exercisable on or before November 1, 2011 at a price of $0.20 per share.

On behalf of the Board
GARSON RESOURCES LTD.

"Edward Stringer"
Edward Stringer
President and Director

Forward Looking Statement

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from either of the Companies' expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Companies disclaim any intention or obligation to revise or update such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
David Tafel, VP Administration and Director at Tel: (604) 683-1991
www.garsonresources.com



Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

Garson and Young-Shannon Commence Drilling Program To Extend High Grade Gold Zone at McMillan Gold Mine Property

Vancouver, B.C., November 6, 2006. **Garson Resources Ltd. (GARR-CNQ) and Young-Shannon Gold Mines, Limited (GYS-TSX.V)** report that a drill is being mobilized next week to Garson's McMillan Gold Mine ("McMillan") property located near Espanola, Ontario, Canada. The drilling program will consist of a minimum of three diamond drill holes comprising 4,920 ft. (1,500 metres). This campaign will have the objective of continuing to define further extensions of the high grade gold values intersected in drill hole MM-05-13 this past spring. This new discovery occurs along strike from high grade gold intersections encountered during the 2005 drilling campaign. (News Releases of May 31, 2006 and May 24, 2005).

Assay results from drill core in hole MM-05-13 intersected a zone which averaged down hole grades and widths of **7.21 g/t gold over 21.3 metres, including sections of 8.12 g/t gold over 4.60 metres, and 14.96 g/t gold over 8.60 metres, including 22.65 g/t gold over 4.70 metres, 27.72 g/t gold over 3.10 metres, and 35.70 g/t gold over 2.10 metres.**

This zone, combined with the high grade gold intersected in diamond drill holes MM-05-05 along strike to the west and MM-05-06 along strike to the east, defines a strike length of high grade gold mineralization of at least 400 ft. (122 m), which remains open in all directions.

A second objective of this drilling campaign will be to further test geophysical targets generated from the down hole induced polarization ("IP") survey completed in 2005 as well as from a down hole geophysical survey commencing immediately prior to this drilling campaign.

Drill hole MM-05-13 was targeted on a strong, deep, down hole IP anomalous trend which extends along strike both east and west of MM-05-13. Because of the success resulting from using the down hole IP as a targeting tool, this upcoming drilling campaign will similarly continue using this strategy. Young-Shannon believes that it now may have a methodology that seems to be successful at locating drilling targets which could have a direct correlation with not only enlarging this current gold zone, but also in identifying additional targets which may lead to new discoveries. As noted in a previous news release, "the new geophysical target also extends to the east, where the measured chargeability **increases by a factor of two** within a zone that is at least 30 metres wide. The geometry shows the target plunging steeply to the east and is open at depth."

The first diamond drill hole of this campaign will target this same IP trend approximately 100 metres west of drill hole MM-05-13 and will similarly intersect the geophysical target approximately 350 metres below surface. The second diamond drill hole will test the IP trend approximately 50 metres east of drill hole MM-05-13, however, exact placement of the drill collar, as well as its dip and azimuth, will be contingent on results from the down hole IP survey planned, prior to commencement of drilling. The third diamond drill hole will target a strongly anomalous down hole IP response identified off the end of

drill hole MM-05-05, located approximately 40 metres west of drill hole MM-05-13. Further definition of this target and ultimate placement of the drill collar for this third drill hole will be determined from the upcoming down hole geophysical program.

It is noteworthy that both the strong geophysical anomaly and highly anomalous gold intersections occurring in the vicinity of drill hole MM-05-13 occur much deeper and further east of the historic mine workings on the property.

Gold was first discovered on the McMillan property in the early 1920's. Shaft sinking and underground exploration were carried out in the late 1920's, with the shaft reaching 900 feet in depth. A 125 ton per day mill was subsequently built and operated until 1937. The mine produced 60,000 tons of ore at a recovered grade of 0.18 ounces per ton. Historical records indicate that mineralization continued below the 900 foot level, but a grade of 0.20 ounces per ton was considered uneconomic at that time. In 1985/86 the mine was dewatered and sampled underground. Sampling from different underground stopes ranged from 0.07 ounces per ton to 0.48 ounces per ton. Based on these results, a work program consisting of underground diamond drilling to determine vein continuity, and to locate areas of undeveloped gold bearing zones was recommended at that time, however, due to lack of funding, the program was not carried out. The April 2004 program of diamond drilling was based on results of the 1985/86 sampling program, and on testing geophysical targets from a 1996 vertical loop electromagnetic (EM) survey that may indicate extensions to the mine area.

The McMillan Gold Mine property claims comprise 34 unpatented mining claim units in Mongowin and McKinnon townships, located approximately 14 kilometres south of the town of Espanola, Ontario on the north shore of House Lake.

Young-Shannon's option agreement with Garson Resources Ltd. enables Young-Shannon to earn a 50% interest in the McMillan property over a three year period for staged payments of $75,000 in cash and 650,000 common shares plus a three year work commitment of $900,000. Young-Shannon has the option to increase its interest to 60% by issuing an additional 250,000 common shares and spending $400,000 more on the property.

Greg Lipton, P. Geo. is the qualified person for the Company as required under National Instrument 43-101. He is a member of the Association of Professional Geoscientists of Ontario (APGO).

Further details may be obtained from our website: www.garsonresources.com

For more information, please contact:

Edward Stringer, President and Director
Telephone (705) 693-4101
David Tafel, VP and Director
Telephone (604) 683-1991
garr@garsonresouces.com

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties that are beyond the company's ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.



Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

GARSON RESOURCES LTD. ANNOUNCES $4 MILLION FINANCING

Vancouver, B.C., December 5 2006. **Garson Resources Ltd (GARR – CNQ)** ("Garson") is pleased to announce that it has engaged Bolder Investment Partners Ltd. to act as agent for an Offering of Non-Flow Through Units ("Units") and Flow Through Shares by way of brokered private placement for gross proceeds of up to $4,040,000. The Offering will be for up to 13,200,000 Units priced at $0.20 per Unit, each Unit consisting of one share and one-half a share purchase warrant, each whole warrant exercisable for one common share at $0.27 for a period of two years from closing. The Warrants will be subject to an accelerated expiry provision such that upon Piper's shares trading at or above a volume weighted average trading price of $0.55 for 20 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice. Additionally, the Offering will consist of up to 5,600,000 Flow Through Shares priced at $0.25 per Share. The Agent will receive compensation of a 7.5% commission and 8% Agent's warrants based on the total Units and Flow Through Shares placed, each warrant exercisable at $0.27 for two year and being subject to the shortened expiry clause. The Private Placement is subject to regulatory approval and all securities issued will have hold periods of four months.

Proceeds from the private placement will be used for financing the acquisition and exploration, of the New Britannia Mine pursuant to its news release dated October 10, 2006 whereby **Piper Capital** (60%) and **Garson Resources Ltd.** (40%) announced that they had entered into a definitive purchase agreement with Kinross Gold Corporation ("Kinross") and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd ("High River") to acquire a 100% interest in the New Britannia Mine and mill located in Snow Lake, Manitoba.

The New Britannia Mine assets include about 3,900 hectares of mineral claims and leases, the associated plant, infrastructure and some equipment including a fully permitted 2,150 tonne per day modern mill and tailings facility. A measured and indicated mineral resource of 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams per tonne) for the mine, and an inferred mineral resource of 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams per tonne) for the total property were estimated using a gold price of US$400 per ounce and reported in a recently completed National Instrument 43-101 technical report authored by William Lewis B.Sc., P.Geo of Micon International Ltd. that is available for viewing on the Company's website.

ON BEHALF OF THE BOARD

"Edward Stringer"

President and Director

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from the Company's expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements. The CNQ Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

GARSON RESOURCES AND PIPER CAPITAL ARRANGE $2 MILLION FINANCING

Vancouver, B.C., December 18, 2006. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") are pleased to announce they have jointly executed a term sheet pursuant to a $2 million loan ("the Loan") financing. Piper will be responsible for 60% of the Loan, and Garson for 40%. Proceeds from the Loan, (combined with a brokered private placement financing announced by both Companies December 5, 2006), will be used for financing the acquisition and exploration of the New Britannia Mine. The Loan has a one year term and bears interest at a rate of 12% per annum, compounded monthly and payable monthly. In connection with the Loan, Piper will issue a total of 692,307 shares at a deemed price of $0.26 per share; and Garson will issue a total of 600,000 shares at a deemed price of $0.20 per share. The Loan financing is subject to regulatory approval, and all securities issued will be subject to a hold period of four months.

Piper (60%) and Garson (40%) have entered into a definitive purchase agreement with Kinross Gold Corporation ("Kinross") and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd ("High River") to acquire a 100% interest in the New Britannia Mine and mill located in Snow Lake, Manitoba. The New Britannia Mine assets include about 3,900 hectares of mineral claims and leases, the associated plant, infrastructure and some equipment including a fully permitted 2,150 tonne per day modern mill and tailings facility. A measured and indicated mineral resource of 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams per tonne) for the mine and an inferred mineral resource of 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams per tonne) for the total property were estimated using a gold price of US$400 per ounce and reported in a recently completed National Instrument 43-101 technical report authored by William Lewis B.Sc., P.Geo of Micon International Ltd. that is available for viewing on Sedar (www.sedar.com) and the respective Companys' websites (www.pipercapitalinc.com; and www.garsonresources.com).

On behalf of the Board
GARSON RESOURCES LTD.

"Edward Stringer"
Edward Stringer
President and Director

Forward Looking Statement

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from either of the Companies' expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Companies disclaim any intention or obligation to revise or update such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


PIPER

PIPER CAPITAL INC.

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
209
SECTION
GARSON
RESOURCES LTD.

PIPER CAPITAL AND GARSON RESOURCES CLOSE $11 MILLION FINANCING, COMPLETE NEW BRITANNIA GOLD MINE ACQUISITION

Vancouver, B.C., December 29, 2006. **PIPER CAPITAL INC. (PCL: TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") are pleased to announce that further to their news releases dated December 5, 2006, both Piper and Garson have been oversubscribed for their respective financing offerings and have completed private placement financings totaling $11,050,360 (Piper as to $6,739,610; Garson as to $4,310,750). (Piper's December 5 news release had indicated financing arrangements of $6,064,000; and Garson's in the amount of $4,040,000). Bolder Investment Partners Ltd. acted as agent for both brokered private placement offerings. Proceeds from the private placements are to be utilized for financing the acquisition and exploration of the New Britannia Mine in Snow Lake, Manitoba.

Piper has issued 16,090,500 Units priced at $0.26 per Unit, each Unit consisting of one share and one-half a share purchase warrant, each whole warrant exercisable for one common share at $0.35 for a period of two years from closing for gross proceeds of $4,183,530. The Warrants will be subject to an accelerated expiry provision such that upon Piper's shares trading at or above a volume weighted average trading price of $0.70 for 20 consecutive trading days, Piper may give notice that the Warrants will expire 30 days from the date of providing such notice. Additionally, Piper has issued 7,987,750 Flow Through Shares priced at $0.32 per Share for gross proceeds of $2,556,080. (4,687,500 of these Flow-Through shares ($1,500,000) were subscribed for on a non-brokered private placement basis by the MineralFields Group with whom Piper is pleased to be associated). All securities issued will be subject to a hold period which expires April 29, 2007 except for the MineralFields Group securities which expires April 20, 2007.

Garson has issued 16,035,000 Units priced at $0.20 per Unit, each Unit consisting of one share and one-half a share purchase warrant, each whole warrant exercisable for one common share at $0.27 for a period of two years from closing for gross proceeds of $3,207,000. The Warrants will be subject to an accelerated expiry provision such that upon Garson's shares trading at or above a volume weighted average trading price of $0.70 for 20 consecutive trading days, Garson may give notice that the Warrants will expire 30 days from the date of providing such notice. Additionally, Garson has issued 4,415,000 Flow Through Shares priced at $0.25 per Share for gross proceeds of $1,103,750. All securities issued will be subject to a hold period which expires April 29, 2007.

Bolder Investment Partners Ltd. has received cash compensation from Piper of $392,970 and 1,598,135 Agents warrants of Piper, each Piper warrant exercisable at $0.35 for two years and being subject to the shortened expiry clause. A finders fee of $97,500, and 328,125 broker warrants exercisable at $.35 for two years and subject to the shortened expiry clause were paid in connection with the MineralFields placement. Bolder has also received cash compensation from Garson of $323,306, and 1,636,000 Agents warrants of Garson, each Garson warrant exercisable at $0.27 for two years and being subject to the same accelerated expiry provisions as the common share warrants, .

New Britannia Gold Mine acquisition

Further to their news releases of October 10, 2006, Piper,(as to 60%) and Garson (as to 40%) have executed all transaction documents and received regulatory approval to acquire a 100% interest in the New Britannia Gold Mine and mill ("NBM") located in Snow Lake, Manitoba from Kinross Gold Corporation ("Kinross"), and High River Gold Mines Ltd. (High River"). Their interest in the NBM will be held through Pegasus Mines Limited.

In consideration for the purchase of its interest in the New Britannia project, Piper has issued 19.9% of its outstanding shares (8,960,794 shares) to Kinross, and Garson has issued 19.9% of its outstanding shares (10,012,277 shares) to Kinross. Piper and Garson through Pegasus are responsible for posting $1.9 million in financial assurances to the Government of Manitoba and $3.9 million in the form of a letter of credit to Kinross. The Kinross Letter of credit is refundable should the New Britannia mine achieve commercial production. Kinross has the right to appoint a representative to the boards of both Piper, and Garson, and retains a back-in right should a feasibility study confirm a NI 43-101 compliant resource of 3 million ounces . In exchange for High River's interest in the NBM, High River's non-recourse project debt of approximately $32 million has been cancelled, and Piper and Garson have assumed all liabilities and obligations in the property. 880,200 shares of Piper is payable to all Pegasus Mines Limited shareholders other than an insider of Piper who is also a principal and shareholder of Pegasus. Piper will own 60% of Pegasus and Garson will own 40%.

The New Britannia Mine assets include approximately 3,900 hectares of mineral claims and leases, the associated plant, infrastructure and some equipment including a fully permitted 2,150 tonne per day modern mill and tailings facility. As previously announced, a measured and indicated mineral resource of 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams per tonne) for the mine and an inferred mineral resource of 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams per tonne) for the total property were estimated using a gold price of US$400 per ounce and reported in a recently completed National Instrument 43-101 technical report authored by William Lewis B.Sc., P.Geo of Micon International Ltd. that is available for viewing on Sedar (www.sedar.com) and the respective Companys' websites (www.pipercapitalinc.com; and www.garsonresources.com). The mine was first operated as the Nor-Acme Mine from 1949 to 1958. It was re-opened in 1995 and was operated until 2004 as the New Britannia Mine. Since early 2005 the mine has been on care and maintenance. Production from both periods at the mine produced collectively a total of 11,851,522 tons of ore at a mill feed grade of 0.137 ounces per ton producing a total of 1.43 million ounces of gold. From its re-opening in 1995 to 2004 the mine produced approximately 100,000 ounces of gold per year for each full year of production.

Future Plans:

Piper and Garson, anticipate commencing a diamond drill exploration program on the NBM #3 Zone early in 2007. This is a priority target with high potential to increase resources and could be quickly developed for production. The current mineral resources will be recalculated using a more appropriate gold price and a scoping study will be initiated to further define the underground resources and determine the requirements of bringing this area back into production. Other surface areas will be examined and prioritized for follow up work with the goal of adding to the resources already outlined.

Garson Resources intends to pursue a share listing on the TSX Venture Exchange, and the Companies intend to explore the possibility of a business combination in the future in order to consolidate their interests in the New Britannia project.

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.
"David G. Tafel"
President and Director

GARSON RESOURCES LTD.
"Edward Stringer"
President and Director

Suite 322 – 470 Granville Street Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991

Forward Looking Statement

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from either of the Companies' expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Companies disclaim any intention or obligation to revise or update such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


GARSON
RESOURCES LTD.


SEC MAIL
RECEIVED
APR 3 0 2007
WASH. D.C.
209
SECTION

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

GARSON RESOURCES LTD. GRANTS STOCK OPTIONS

Vancouver, B.C., January 5, 2007. **Garson Resources Ltd (GARR – CNQ)** ("Garson") announces that, in accordance with the Company's Stock Option Plan, it has granted to certain directors, officers and employees incentive stock options to purchase up to an aggregate 2,000,000 Common shares exercisable on or before January 4, 2012 at a price of $0.20 per share.

ON BEHALF OF THE BOARD

"Edward Stringer"

President and Director

Suite 322 – 470 Granville Street Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from the Company's expectations are in Company documents filed from time to time with the TSX Venture Exchange or the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements. The CNQ Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


PIPER

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com


GARSON
RESOURCES LTD.

PIPER CAPITAL INC.

Piper Capital and Garson Resources Appoint Vice President, Exploration for New Britannia Gold Mine Project

Vancouver, B.C., January 23, 2007. Piper Capital Inc. (PCL:TSX-V) and Garson Resources Ltd. (GARR:CNQ) are pleased to announce the appointment of Jamie Lavigne MSc., P.Geo., as Vice President Exploration for the New Britannia Joint Venture ("New Britannia JV"). Mr. Lavigne has 20 years experience in all phases of gold and base metal exploration across Canada, including GIS-based data compilation, geologic modeling and resource and reserve estimations. He has a BSc (Geology) from Memorial University of Newfoundland and a MSc. (Geology) from University of Ottawa. Among his previous positions, Mr. Lavigne was a Senior Geologist with FNX Mining Company Inc. in Sudbury, a Senior Geologist with WMC International Ltd. and a geologist with the Geological Survey of Canada. He is a professional geologist (P.Geo.) licensed by the Professional Association of Engineers, Geologists and Geophysicists of the Northwest Territories (NAPEGG). Mr. Lavigne will assume his new position on a full time basis on April 15, 2007. Until this date he will be splitting his time between the New Britannia Joint Venture and a previous professional commitment.

Mr. Lavigne and his team will plan and implement the $3.5 million 2007 exploration program on the New Britannia Mine property located in Snow Lake, Manitoba. Initial plans call for detailed drilling of the existing inferred mineral resources at the 3 Zone, re-evaluation of the NI43-101 mineral resources underground in the New Britannia mine and exploration and drilling of the potential eastern extension of the mineralized Howe Sound fault elsewhere on the property. Objectives of the program include: confirming the known resources, upgrading Inferred resources to Measured or Indicated status, and expanding the resource base.

The New Britannia property covers approximately 3,900 hectares and hosts the historic New Britannia gold deposit, which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. A current NI 43-101 mineral resource estimate exists for the New Britannia Mine property, including 2.4 million tons of measured and indicated resources grading 0.15 ounces per ton gold (fully diluted) and another 1.2 million tons of inferred resources grading 0.15 ounces per ton gold. These resources contain a total of approximately 364,000 and 176,000 ounces of gold, respectively estimated at US$400 per ounce gold price. The resource estimates were completed by Micon International, in a report dated October 27, 2006 (See December 8, 2006 SEDAR Report). The 2,150 ton per day mill and surface facilities are currently on care and maintenance. The New Britannia Mine property is owned 100% (subject to a 1.38% NSR payable to a third party) by the New Britannia JV which consists of Piper Capital Inc. (60% interest and operator) and Garson Resources Ltd. (40% interest).

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.
"David G. Tafel"
President and Director

GARSON RESOURCES LTD.
"Edward Stringer"
President and Director

Forward-Looking Statement
This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.


PIPER

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com



GARSON
RESOURCES LTD.

PIPER CAPITAL INC.

PIPER AND GARSON COMPLETE $2 MILLION LOAN FINANCING

Vancouver, B.C., February 12, 2007. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") announce that further to their news release dated December 18, 2006, the Companies have jointly completed a $2 million loan ("the Loan") financing. Piper will be responsible for 60% of the Loan, and Garson for 40%. Proceeds from the Loan, will be used for working capital, and exploration of the New Britannia Mine project. The Loan has a maturity date of December 15, 2007 and bears interest at a rate of 12% per annum, compounded and payable monthly. In connection with the Loan, Piper has issued a total of 692,307 shares at a deemed price of $0.26 per share; and Garson has issued a total of 600,000 shares at a deemed price of $0.20 per share. All securities issued are subject to a hold period of four months.

The New Britannia property covers approximately 3,900 hectares and hosts the historic New Britannia gold deposit, which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. A current NI 43-101 mineral resource estimate exists for the New Britannia Mine property, including 2.4 million tons of measured and indicated resources grading 0.15 ounces per ton gold (fully diluted) and another 1.2 million tons of inferred resources grading 0.15 ounces per ton gold. These resources contain a total of approximately 364,000 and 176,000 ounces of gold respectively, estimated at US$400 per ounce gold price. The resource estimates were completed by Micon International, in a report dated October 27, 2006 (See December 8, 2006 SEDAR Report). The 2,150 ton per day mill and surface facilities are currently on care and maintenance. The New Britannia Mine property is owned 100% (subject to a 1.38% NSR payable to a third party) by the New Britannia Joint Venture which consists of Piper Capital Inc. (60% interest and operator) and Garson Resources Ltd. (40% interest).

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.
"David G. Tafel"
President and Director

Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 877-399-1991
www.pipercapitalinc.com; www.garsonresources.com

GARSON RESOURCES LTD.
"Edward Stringer"
President and Director

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.


PIPER

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com

GARSON RESOURCES LTD.

PIPER CAPITAL INC.

PIPER AND GARSON MOBILIZE DRILL - NEW BRITANNIA GOLD MINE

Vancouver, B.C., February 15, 2007. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") announce the execution of a drilling contract that entails a minimum of 10,000 meters of drilling on their New Britannia Gold Mine property located in Snow Lake, Manitoba. A drill is currently being mobilized and it is anticipated drilling will commence prior to the end of February. Through the New Britannia Joint Venture, Piper and Garson have commenced the implementation of a minimum $3.5 million 2007 exploration program. Initial plans call for detailed drilling of the existing inferred mineral resources at the NBM #3 Zone, re-evaluation of the NI 43-101 mineral resources underground in the existing New Britannia mine workings and exploration and drilling of the potential eastern extension of the mineralized Howe Sound fault elsewhere on the property. Objectives of the program include: confirming the known resources, upgrading Inferred resources to Measured or Indicated status, and expanding the resource base.

The New Britannia property covers approximately 3,900 hectares and hosts the historic New Britannia gold deposit, which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. As previously announced, a measured and indicated mineral resource of 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams per tonne) for the mine, and an inferred mineral resource of 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams per tonne) for the total property were estimated using a gold price of US$400 per ounce and reported in a recently completed National Instrument 43-101 technical report authored by William Lewis B.Sc., P.Geo of Micon International Ltd. that is available for viewing on Sedar (www.sedar.com) and the respective Companys' websites (www.pipercapitalinc.com; and www.garsonresources.com). The 2,150 ton per day mill and surface facilities are currently on care and maintenance. The New Britannia Mine property is owned 100% (subject to a 1.38% NSR payable to a third party) by the New Britannia Joint Venture which consists of Piper Capital Inc. (60% interest and operator) and Garson Resources Ltd. (40% interest).

Mr. Jamie Lavigne MSc., P.Geo (VP. Exploration) is the Qualified Person for the purposes of National Instrument 43-101 and has reviewed this news release.

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.
"David G. Tafel"
President and Director

Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 877-399-1991
www.pipercapitalinc.com; www.garsonresources.com

GARSON RESOURCES LTD.
"Edward Stringer"
President and Director

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.


PIPER

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com


GARSON
RESOURCES LTD.

PIPER CAPITAL INC.

PIPER AND GARSON COMMENCE DRILLING - NEW BRITANNIA GOLD MINE

Vancouver, B.C., February 28, 2007. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") announce that drilling has now commenced on the New Britannia Gold Mine property located in Snow Lake, Manitoba. The New Britannia Joint Venture will complete a minimum of 10,000 meters of drilling on this first phase program, commencing with detailed drilling of the existing inferred mineral resources at the NBM #3 Zone. Evaluation of the NI 43-101 mineral resources underground in the existing New Britannia mine workings and exploration and drilling of the potential eastern extension of the mineralized Howe Sound fault elsewhere on the property will follow. Objectives of the program include: confirming the known resources, upgrading Inferred resources to Measured or Indicated status, and expanding the resource base.

The New Britannia property covers approximately 3,900 hectares and hosts the historic New Britannia gold deposit, which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. Measured and indicated mineral resources at the New Britannia Mine total 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams Au per tonne). Inferred mineral resources, within the mine and elsewhere on the property, total 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams Au per tonne). The mineral resource estimates were completed using a gold price of US$400 per ounce and are reported in a recently completed National Instrument 43-101 technical report by William Lewis B.Sc., P.Geo of Micon International Ltd. The technical report is available for viewing on Sedar (www.sedar.com) and the respective Companys' websites (www.pipercapitalinc.com; and www.garsonresources.com). The 2,150 ton per day mill and surface facilities are currently on care and maintenance. The New Britannia Mine property is owned 100% (subject to a 1.38% NSR payable to a third party) by the New Britannia Joint Venture which consists of Piper Capital Inc. (60% interest and operator) and Garson Resources Ltd. (40% interest).

Mr. Jamie Lavigne MSc., P.Geo (VP. Exploration) is the Qualified Person for the purposes of National Instrument 43-101 and has reviewed this news release.

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.	Tel: (604) 683-1991 · Fax: (604) 683-8544	GARSON RESOURCES LTD.
"David G. Tafel"	Toll Free: 877-399-1991	*"Edward Stringer"*
President and Director	www.pipercapitalinc.com; www.garsonresources.com	President and Director

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.


GARSON
RESOURCES LTD.



Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: 604 683 1991 · Fax: 604 683 8544
Toll Free: 1 877 399 1991
Email: garr@garsonresources.com

Garson Continues to Intersect High Grade Gold On McMillan Gold Mine Property

Vancouver, B.C., March 1, 2007. **Garson Resources Ltd. (GARR-CNQ)** is pleased to report gold assay results from continued diamond drilling completed on the Company's McMillan Gold Mine ("McMillan") optioned claims located near Espanola, Ontario, Canada. Three diamond drill holes, MM-06-01, MM-06-02, and MM-06-03 totalling 1,606 metres (5,267 ft.) were completed during this recent campaign.

Two of the three diamond drill holes were targeted to test along-strike and down-dip extensions to gold zones defined in drilling campaigns in 2005 and 2006. Of particular interest in this drilling program was to test the vicinity of diamond drill hole MM-05-13 where a gold zone was intersected in April, 2006 which averaged down hole grades and widths of 7.21 g/t gold over 21.3 metres including sections of 8.12 g/t gold over 4.60 metres, and 14.96 g/t gold over 8.60 metres, including 22.65 g/t gold over 4.70 metres, 27.72 g/t gold over 3.10 metres, and 35.70 g/t gold over 2.10 metres (news release May 31, 2006).

Highlights of this recent phase of drilling are summarized in the table below:

Hole No.	Interval (metres)	Core length Intersection (metres)	Au (g/tonne)
MM-06-01	423.00-424.25	1.25	4.21
	438.00-439.00	1.00	11.11
	448.90-449.25	0.35	3.34
	452.70-453.00	0.30	17.39
MM-06-02	491.30-493.15	1.85	4.29
including	491.30-491.60	0.30	13.82
including	492.85-493.15	0.30	12.00
	514.40-514.70	0.30	8.91

Fire assays using 30 gm pulp by Swastika Laboratories Ltd., Swastika, Ontario.
Blanks and standard samples are inserted for quality control and assurance.

Assay results showed that the gold zone intersected in drill hole MM-05-13 continued at depth. Drill hole **MM-06-02** was collared 7 metres north of MM-05-13 at a steeper inclination angle and tested this gold zone approximately **160 metres (525 ft.) down-dip**. It intersected **4.29 g/t (0.14 oz.) gold over 1.85 metres including one section of 13.82 g/t (0.44 oz.) gold over 0.3 metres, and a second section of 12.00 g/t (0.38 oz.) gold over 0.3 metres.** It is important to note that this gold zone resides within a zone approximately 43 metres wide of silica flooding and quartz-carbonate veining within sheared, brecciated, and altered argillaceous sediments and arenites comprising approximately 10% sulphides of arsenopyrite, pyrrhotite, and pyrite - host rocks that are identical to the gold zone intersected up-dip in

drill hole MM-05-13. Approximately 21 metres down hole from this gold zone another narrow zone of quartz veining assayed **8.91 g/t (0.28 oz.) gold over 0.3 metres**, with associated arsenopyrite, pyrrhotite, and pyrite.

Diamond drill hole **MM-06-01** was collared 100 metres (328 ft.) westward along strike of diamond drill hole MM-05-05, completed in 2005, and 142 metres (466 ft.) westward along strike of drill hole MM-05-13. Drill hole MM-05-05 intersected 8.72 g/t (0.27 oz.) gold over 1.3 metres including one section of 27.22 g/t (0.87 oz.) gold over 0.3 metres (news release March 8, 2005).

Drill hole MM-06-01 intersected the same gold zone as drill hole MM-05-05 at approximately the same depth from surface, but due to the drill azimuth being oriented slightly east with respect to the azimuth of drill hole MM-05-05, the westward strike extent at depth was approximately 46 metres (151 ft.) from MM-05-05. Gold intersections in drill hole MM-06-01 included **4.21 g/t (0.13 oz.) gold over 1.25 metres** hosted by approximately 8 metres of intense silica flooding with 10% arsenopyrite, pyrrhotite, and pyrite mineralization. Approximately 14 metres down hole from this gold zone another zone of quartz veining assayed **11.11 g/t (0.35 oz.) gold over 1.0 metres** with associated arsenopyrite and pyrrhotite mineralization. A further 10 metres (approximately) down hole another zone of **3.34 g/t (0.11 oz.) gold over 0.35 metres** associated with quartz-carbonate veining and approximately 7% sulphide mineralization as arsenopyrite and pyrrhotite was intersected. Another 3 metres (approximately) down hole from the above zone drilling intersected **17.39 g/t (0.55 oz.) gold over 0.30 metres** in quartz veining with arsenopyrite mineralization. This gold zone, combined with the high grade gold intersected in diamond drill holes MM-05-05, MM-05-13, and MM-05-06 (news release May 24, 2005) sequentially eastward along strike **defines a strike length of high grade gold mineralization of at least 550 ft. (168 m), which remains open in all directions.**

Diamond drill hole MM-06-03 was collared approximately 10 metres north of drill hole MM-05-05 with a slightly different azimuth and inclination than MM-05-05. Its purpose was to test the strong IP chargeability high identified from the July 2005 down hole IP inversion modelling which showed a target occurring off the end (at a greater depth) of drill hole MM-05-05.

Drill hole MM-06-03 intersected a zone of approximately 14 metres of sheared, altered argillites with up to 40% silica flooding and quartz-carbonate veining at 473 metres down hole, which correlates with mineralization in drill hole MM-05-05. Sulphide content here was approximately 2% and comprised pyrrhotite and pyrite. The best gold grade was 1.17 g/t (0.04 oz.) over 0.5 metres. The drill hole was extended to 552 metres, however, no significant sulphides were observed that could explain the IP anomaly. It is conceivable that this drill hole was not extended far enough.

The down hole IP geophysical from 2005 successfully identified the target which led to the intersections of high grade gold in drill holes MM-06-01, MM-05-05, and particularly MM-05-13. This target extends to the east, and based on extrapolation of these three drill holes, appears to be widening to the east. It has yet to be tested. As noted in a previous news release, "the new geophysical target also extends to the east, where the measured chargeability **increases by a factor of two** within a zone that is at least 30 metres wide. The geometry shows the target plunging steeply to the east and is open at depth."

A future campaign of geophysics and diamond drilling is being planned to continue to define the high grade gold zone.

Gold was first discovered on the McMillan property in the early 1920's. Shaft sinking and underground exploration were carried out in the late 1920's, with the shaft reaching 900 feet in depth. A 125 ton per day mill was subsequently built and operated until 1937. Historical records indicate the mine produced 60,000 tons of ore at a recovered grade of 0.18 ounces per ton. In 1985/86 the mine was dewatered and sampled underground. Sampling from different underground stopes ranged from 0.07 ounces per ton to

0.48 ounces per ton. The April 2004 program of diamond drilling was based on results of the 1985/86 sampling program, and on testing geophysical targets from a 1996 vertical loop electromagnetic (EM) survey that may indicate extensions to the mine area.

The McMillan claims comprise 34 unpatented mining claim units in Mongowin and McKinnon townships, located approximately 14 kilometres south of the town of Espanola, Ontario. Young-Shannon Gold Mines, Limited has an option to earn up to a 60 % interest in the McMillan Gold Mine property. Young-Shannon has the option to earn a 50% interest in the McMillan property over a three year period for staged payments of $75,000 in cash and 650,000 common shares plus a three year work commitment of $900,000. In addition, Young-Shannon has the option to increase its interest to 60% by issuing an additional 250,000 common shares and spending $400,000 more on the property.

Greg Lipton, P. Geo. is the qualified person for the Company as required under National Instrument 43-101. He is a member of the Association of Professional Geoscientists of Ontario (APGO).

ON BEHALF OF THE BOARD

Garson Resources Ltd.
"David G. Tafel"
Director

Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991

www.garsonresources.com

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from the Company's expectations are in Company documents filed from time to time with the CNQ Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements. The CNQ Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


PIPER


GARSON
RESOURCES LTD.

Suite 322 – 470 Granville Street
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com

PIPER CAPITAL INC.

GARSON AND PIPER DRILL 11.47 GRAMS PER TONNE GOLD OVER 4.94 METRES AT THE NEW BRITANNIA GOLD MINE PROPERTY

Vancouver, B.C., April 18, 2007. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") are pleased to announce that assays have been received for the first two holes drilled on the New Britannia Gold Mine property (NBM) located at Snow Lake Manitoba. The holes were drilled at the NBM No. 3 Zone. The results include an intersection of 11.47 grams per tonne Au over a 4.94 metre core length. Significant intersections include:

Hole ID	From (feet)	To (feet)	Length (feet)	Length (metres)	Au (grams/tonne)	Au (ounces/ton)
ZN307-01	818.7	834.4	15.7	4.79	2.25	0.07
incl.	832.9	834.4	1.5	0.46	9.16	0.27
ZN307-01	894.4	897.7	3.3	1.01	3.65	0.11
ZN307-02	970.0	986.2	16.2	4.94	11.47	0.33
ZN307-02	1059.7	1063.5	3.8	1.16	14.44	0.42
ZN307-02	1079.4	1092.3	12.9	3.93	1.86	0.05

True widths are estimated to be > 95% of the intersection lengths
Tonne = metric tonne (2204 lbs)
Ton = short ton (2000 lbs)
Ounces = troy ounces
Conversion of grams/tonne to ounces/ton = grams x 0.02917

New Britannia Gold Mine Project

The NBM project covers approximately 3,900 hectares and hosts the historic New Britannia Gold Mine which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. The current resource estimate at the New Britannia Mine property, completed by Kinross Gold Corporation and audited on behalf of Piper and Garson by Micon International Ltd., includes a total of 364,000 ounces Au (2.21 million tonnes at 5.11 grams Au per tonne) in the measured and indicated categories and a further 176,000 ounces Au (1.10 million tonnes at 5.01 grams per tonnes) in the inferred category (see below for resource estimation parameters).

Holes ZN307-01 and ZN307-02 were drilled at the NBM No. 3 Zone which currently has an inferred resource of 50,000 ounces Au (0.22 million tonnes at 7.10 grams Au per tonne). The objectives of the current drilling at NBM No. 3 Zone include upgrading the current inferred resources to indicated status and expanding the resources by testing down plunge where the zone is still open. The mineralization intersected in holes ZN307-01 and ZN307-02 is typical of NBM No. 3 Zone consisting of quartz veins and silicified zones hosted by biotite, quartz, and carbonate altered mafic volcanic rocks. The highest gold values in holes ZN307-01 and ZN307-02 are correlated with up to 5% fine grained acicular arsenopyrite. Holes ZN307-01 and ZN307-02 tested selected target areas within and at the limits of the previously established inferred resource at NBM No. 3 Zone. 10,000 metres (32,800 feet) are planned for the current phase of drilling which will include continued in-fill and expansion drilling at NBM No. 3 Zone.

David Tafel, President of Piper, comments, "Management of both companies are very pleased with these initial results which, while confirming the historic results, also increase our confidence in the potential to add significantly to the resource base".

Jamie Lavigne, M.Sc., P.Geo and Vice President Exploration for Piper, is the Qualified Person responsible for the verification and quality assurance of the NBM exploration data and analytical results.

Sampling and Assaying Procedures

Diamond drill core is logged and sampled by company geologists and geotechnicians at the New Britannia Mine site. Upon completion of geological and geotechnical logging of the core (NQ size), the core to be sampled is cut in half using a diamond saw. One half of the sample is bagged with a sample identification tag. The remaining half sample is returned to the core box with the corresponding sample tag and archived, in a secure facility, at the New Britannia Mine site for further reference. Samples are shipped, directly by truck, from the New Britannia Mine site to TSL Laboratories Inc. (TSL) Saskatoon, Saskatchewan. TSL was established in 1981, is ISO/IEC 17025 accredited, and participates in the proficiency testing program sponsored by the Canadian Certified Reference Materials Project. TSL is certified by the Standards Council of Canada for certain tests that include Au analyses utilizing instrumental or gravimetric finish.

Upon receipt at TSL the samples are dried and crushed and a 250 gram riffle split of the crushed sample is pulverized to 95% passing 150 mesh (106 microns). Au concentration is determined on all samples from a 30 gram split of the pulverized sample by Fire Assay with Atomic Absorption finish. All samples with an Au concentration greater than 1,000 parts per billion (1 gram/tonne) are re-assayed using Fire Assay with a Gravimetric finish. Specific gravity and ICP-MS Multielement analyses (Aqua regia digestion) are completed on selected samples as requested by NBM Project geologists.

The TSL quality assurance system conforms to requirements of IOS/IEC Standard 17025 guidelines. The NBM JV maintains a sampling and assaying QA/QC procedure that includes: 1) the regular submission and analyses of certified reference materials with the core samples, 2) repeat assay of selected samples at TSL, and 3) repeat assay at a selected check assay laboratory.

Resource Estimation Parameters

Garson and Piper retained Micon International Ltd (Micon) to provide an independent review of the resource estimate for the New Britannia Mine completed by the New Britannia Mine vendors and to prepare a 43-101 technical report on the mine property and resource estimate. The current estimates are based on actual mining methods and operating costs for the New Britannia Mine. The resources are fully diluted and a Gold price of US$400 was used. Further details of the resource estimate can be reviewed in the technical report dated October 27, 2006 completed by Micon and filed on Sedar and both Companys' websites.

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.	Tel: (604) 683-1991 · Fax: (604) 683-8544	**GARSON RESOURCES LTD.**
"David G. Tafel"	Toll Free: 877-399-1991	***"Edward Stringer"***
President and Director	www.pipercapitalinc.com; www.garsonresources.com	President and Director

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.

NBM No. 3 ZONE VERTICAL LONG SECTION

(Looking North)

• Pierce Point - Historical Hole
△ Pierce Point - Current Drilling

No. 3
Zone
Mined Out
1995-1996

ZN3-07-01

ZN3-07-02

Limits of NBM
No. 3 Zone
Inferred
Resource

NBM No. 3
Zone 2007
Expansion
Target Area

200 L
400 L
600 L
800 L
1000 L
1200 L
1400 L


PIPER

Suite 322 – 470 Granville Street,
Vancouver, B.C., Canada V6C 1V5
Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 1·877·399·1991
www.pipercapitalinc.com
www.garsonresources.com

PIPER CAPITAL INC.

GARSON
RESOURCES LTD.

PIPER AND GARSON PROPOSE AMALGAMATION

Vancouver, B.C., April 26, 2007. **PIPER CAPITAL INC. (PCL:TSX-V)** ("Piper") and **GARSON RESOURCES LTD. (GARR: CNQ)** ("Garson") announce that the Boards of Directors of both Companies have agreed to an amalgamation of the two companies that will result in the formation of one public entity.

The primary asset and focus of both Piper and Garson, is the jointly held New Britannia Gold Mine property in Snow Lake Manitoba, Canada. (Piper as to a 60% interest and Garson as to a 40% interest). The objective of both Companies is to bring the mine back into production as quickly and efficiently as possible, and the Boards of both Companies feel an amalgamated entity will enable this goal to be achieved in a timely fashion and simultaneously maximize shareholder value.

The Boards have agreed to recommend to shareholders an amalgamation ratio such that Piper shareholders would receive one new share for one old share (a 1:1 share swap) and Garson shareholders would exchange one old share for one new share on a (1.37931:1) basis (i.e. 10,000 old shares would become 7,250 new shares). The capitalization of the merged entity would result in basic outstanding shares of approximately 83 million. Currently Piper has approximately 45 million shares outstanding and Garson has approximately 50 million shares outstanding. Subject to necessary approvals the name of the merged entity will be Garson Gold Corp.

The proposed Board of Directors of the new entity will be comprised of David Tafel, Edward Stringer, Pamela Strand, Jim Patterson, and Kenneth Cawkell. An Advisory Board will also be created, initially comprised of David Constable and Charles Hawley. The amalgamation will require shareholder and regulatory approval, and detailed information will be outlined in Information Circulars to be mailed to shareholders with dates of the respective Extraordinary General Meetings.

The New Britannia property covers approximately 3,900 hectares and hosts the historic New Britannia gold deposit, which operated from 1949 to 1958 and again from 1995 to 2004 producing approximately 1.43 million ounces of gold. Measured and indicated mineral resources at the New Britannia Mine total 364,000 ounces of gold (2,211,000 tonnes at 5.11 grams Au per tonne). Inferred mineral resources, within the mine and elsewhere on the property, total 176,000 ounces of gold (1,094,000 tonnes at 5.01 grams Au per tonne). The mineral resource estimates were completed using a gold price of US$400 per ounce and are reported in a National Instrument 43-101 technical report by William Lewis B.Sc., P.Geo of Micon International Ltd. The technical report is available for viewing on Sedar (www.sedar.com) and the respective Companys' websites (www.pipercapitalinc.com; and www.garsonresources.com). The 2,150 ton per day mill and surface facilities are currently on care and maintenance.

ON BEHALF OF THE BOARDS OF DIRECTORS

PIPER CAPITAL INC.
"David G. Tafel"
President and Director

Tel: (604) 683-1991 · Fax: (604) 683-8544
Toll Free: 877-399-1991
www.pipercapitalinc.com; www.garsonresources.com

GARSON RESOURCES LTD.
"Edward Stringer"
President and Director

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about exploration budgets and future expenditure are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on the New Britannia property. Accordingly, readers should not place undue reliance on forward-looking statements. The TSX Venture Exchange and the CNQ Exchange have neither approved nor disapproved the contents of this press release. The statements made in this new release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Companys' expectations and projections.

Garson Resources Ltd.

(An Exploration Stage Company)
Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

Garson Resources Ltd.
(An Exploration Stage Company)

Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

Contents

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
Garson Resources Ltd.
(An Exploration Stage Company)

We have audited the Balance Sheets of Garson Resources Ltd. (an Exploration Stage Company) as at December 31, 2006 and 2005 and the Statements of Operations and Deficit, Mineral Properties and Deferred Exploration Costs and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
April 18, 2007 (Except for Note 17(a), as of April 26, 2007)

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets

As at December 31	2006	2005
Assets		
Current assets		
Cash (Note 1)	$ 1,805,683	$ 878,181
Receivables	99,001	3,144
Prepaid expenses	1,191	-
Marketable securities (Note 3)	66,750	11,250
	1,972,625	892,575
Long-term receivable (Notes 1 and 5)	2,306,800	-
Deferred asset retirement costs (Note 5)	1,768,467	-
Property, plant and equipment (Note 6)	1,125,111	-
Mineral properties and deferred exploration costs (Note 7)	1,753,012	265,193
	$ 8,926,015	$ 1,157,768
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 145,803	$ 39,410
Payable to directors (Note 8(b))	31,877	-
Payable to related parties (Note 8(c))	135,714	-
	313,394	39,410
Asset retirement obligation (Note 5)	1,768,467	-
Future income tax liability (Note 13)	634,814	258,214
	2,716,675	297,624
Shareholders' Equity		
Common shares (Note 9)	5,533,743	835,285
Contributed surplus (Note 16)	1,318,576	211,320
Subscriptions receivable (Note 9(d))	-	(58,750)
Deficit accumulated in the exploration stage	(642,979)	(127,711)
	6,209,340	860,144
	$ 8,926,015	$ 1,157,768

Approved by the Board:

(signed) "Ed Stringer" Director (signed) "David Tafel" Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit

For the years ended December 31		2006		2005
General and administrative expenses				
Accounting	$	103,022	$	15,256
Administration (Note 8(a))		84,000		500
Amortization		716		-
Consulting		19,058		17,435
Filing and communications		30,715		-
Financing fee (Notes 1 and 9)		120,000		-
Insurance		2,790		-
Interest and bank charges		23,340		24
Legal (Note 8(d))		11,111		25,369
Office and miscellaneous		38,741		2,471
Part XII.6 interest (Note 1)		49,111		-
Rent (Note 8(d))		7,515		-
Stock option compensation (Note 10)		-		52,677
Travel		17,273		3,041
Wages and salaries		23,650		-
		(531,042)		(116,773)
Other income				
Interest		15,693		21
Other		81		-
Net loss for the year		(515,268)		(116,752)
Deficit accumulated in the exploration stage, beginning of year		(127,711)		(10,959)
Deficit accumulated in the exploration stage, end of year	$	(642,979)	$	(127,711)
Loss per share – basic and diluted	$	(0.03)	$	(0.01)
Weighted average shares outstanding		19,644,897		11,025,539

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties and Deferred Exploration Costs

For the years ended December 31	2006	2005
Mineral property costs		
Option payments received (Note 7)	$ (80,500)	$ (26,276)
Acquisition costs paid	1,203,865	-
Option payments	10,000	-
	1,133,365	(26,276)
Exploration and development costs		
Drilling	104,490	13,897
Assays, sampling and metallurgical test fees	7,717	4,178
Claim staking and line cutting	40,830	-
Geological consulting	79,678	5,620
Other	14,517	3,570
Rental	23,728	-
Surveying	40,000	-
Travel	13,020	-
Vehicles	30,474	-
	354,454	27,265
	1,487,819	989
Mineral properties and deferred exploration costs, beginning of year	265,193	264,204
Mineral properties and deferred exploration costs, end of year	$ 1,753,012	$ 265,193

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows used in operating activities		
Net loss for the year	$ (515,268)	$ (116,752)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	716	-
Stock-based compensation	-	52,677
Other	-	3,396
Financing fee	120,000	-
Changes in operating assets and liabilities:		
Receivables	(95,857)	(3,144)
Prepaid expenses	(1,191)	-
Accounts payable and accrued liabilities	106,393	(16,545)
	(385,207)	(80,368)
Cash flows provided by financing activities		
Net proceeds from issuance of common shares and share subscriptions, net of issue costs	3,969,486	901,310
Advances from shareholder	-	61,785
	3,969,486	963,095
Cash flows provided by (used in) investing activities		
Payable to directors	31,877	-
Payable to related parties	135,714	-
Cash received from option payments	25,000	15,000
Expenditures and advances on mineral properties	(364,454)	(19,546)
Business acquisitions, net of cash provided	(172,987)	-
Expenditures on property, plant and equipment	(5,127)	-
Deposits	(2,306,800)	-
	(2,656,777)	(4,546)
Increase in cash	927,502	878,181
Cash, beginning of year	878,181	-
Cash, end of year	$ 1,805,683	$ 878,181

Supplemental cash flow information (Note 14)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Nature of Business

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. (the "Tri-Energy Group").

In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse.

Over time the management and directors of MBMI and the Company determined that MBMI's interest in its Philippine Nickel Projects was not a strategic fit with the Canadian Gold Projects held in the Company. As a consequence it was determined to separate the Canadian Gold Projects from the Philippine Nickel Project by taking the Company public in an initial public offering. In 2006, MBMI's share interest in Garson was distributed to the MBMI shareholders such that the MBMI shareholders would hold shares in the separate public company "Garson Resources Ltd.".

During 2006, the Company acquired a 40% joint venture interest in the New Britannia Mine, located in Snow Lake, Manitoba (Notes 4 and 7).

The Company has not earned revenues from its exploration activity and is considered to be in the exploration stage.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

Ability to Continue as a Going Concern - continued

At December 31, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $675,306. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with an original maturity of three months or less.

Marketable Securities

Marketable securities are recorded at the lower of cost and market.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its 40% joint venture interest in the New Britannia Mine Joint Venture (the "NBM JV"). All intercompany balances and transactions were eliminated on consolidation.

Joint Venture

The Company holds a 40% joint venture interest in the New Britannia Mine and mill (Notes 4 and 7) pursuant to a joint venture agreement with Piper Capital Inc. ("Piper") dated December 22, 2006. Under this agreement Piper maintains a 60% joint venture interest. The joint venture includes the accounts of Pegasus Mines Limited and its wholly owned subsidiary, 1126774 Ontario Ltd. (jointly "Pegasus"), which own the assets, mineral claims and leases of the New Britannia Mine ("NBM") as bare trustee for the Company and Piper.

The NBM joint venture has been accounted for in these consolidated financial statements using the proportionate consolidation basis, whereby the Company records on a line-by-line basis its proportionate share of the assets, liabilities, revenues and expenses of Pegasus. All intercompany balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from those estimates. Key items in these financial statements subject to significant estimates and assumptions include stock-based compensation, as well as the valuation of mineral properties and deferred exploration costs and the value and timing of payment of asset retirement obligations.

Property, Plant & Equipment

Property, plant and equipment are recorded at cost and carried net of amortization. Mobile and other equipment is amortized, net of residual value, using the straight-line-method, over the estimated productive life of the asset, as follows:

Furniture and equipment	5 years
Computer equipment	3 years

Mine building, plant and fixed equipment used in carrying out the mine operating activities are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves. As the Company is still in the exploration stage and no mining activity was undertaken during the period, no amortization has been recognized on these assets in these financial statements. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

Mineral Properties and Deferred Exploration Costs

The amounts recorded as mineral properties and deferred exploration costs represent exploration and associated activity costs incurred to date and are not intended to reflect present or future values. These costs are deferred until the discovery of economically exploitable reserves and the start-up of the production phase on a property-by-property basis or until the property is abandoned. Mineral properties are abandoned when management allows property interests to lapse or when they determine that properties are not economically viable. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the Mineral Property cost. The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Mineral Properties and Deferred Exploration Costs - continued

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and, hence, commercial production has not yet commenced. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. No amortization has been charged in these financial statements.

On a periodic basis, senior management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that it is determined there is an impairment in the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Costs incurred by MBMI for which no reimbursement was made on the Company's Canadian Gold Properties are recorded in these financial statements as deferred exploration expenses (net of option payments received) with a corresponding increase to Contributed Surplus (Note 16).

Loss Per Share

The Company uses the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each year. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the year.

There were common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) of 9,653,500 at December 31, 2006 (2005: Nil).

Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are only recognized when it is likely that the associated benefits on loss carry forwards will be realized.

The tax effect of exploration costs incurred in 2005 by MBMI on behalf of the Company for which the Company does not obtain the tax benefit was recognized as a reduction of contributed surplus.

Stock-based Compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model.

Financial Instruments

The Company's financial instruments consist of cash, receivables, marketable securities, deposits, accounts payable and accrued liabilities, amounts due to directors, and amounts due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted in Note 15. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments. The carrying value of deposits approximates fair value primarily due to the floating rate nature of the instrument.

Flow-through Shares

The Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported.

Flow-through Shares – continued

Effective March 19, 2004, the CICA issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee ("EIC") Abstract No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company reduce its share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.

Asset Retirement Obligation

The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

The Company follows the recommendations of CICA Handbook Section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At December 31, 2006, pursuant to the acquisition of the New Britannia Mine (Notes 4 and 5), the Company has recorded its joint venture interest in an estimated reclamation obligation of $1,768,467.

In 2005 the Company had only performed preliminary exploratory work on its mineral properties, and did not incur significant reclamation obligations.

Recent Pronouncements and Accounting Changes

Recent Pronouncements

(a) On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments – Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

Other Comprehensive Income
As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging instruments.

Financial Instruments – Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Recent Pronouncements and Accounting Changes – continued

Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

(b) In June 2005, the CICA issued Handbook Section 3831 "Non Monetary Transactions" to revise and replace Handbook Section 3830 "Non Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance will replace the culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005. There was no effect to the Company from the adoption of this new standard.

(c) In October 2005, the Emerging Issues Committee issued the CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with the changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances. EIC-157 is effective in the current fiscal period. There was no effect to the Company from the adoption of this new standard.

Recent Pronouncements and Accounting Changes – continued

(d) In March 2006, the CICA issued EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation". The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity, such as the unit-of-production method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. EIC-160 should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company has not yet commenced commercial production, so management anticipates that this EIC will only affect the prospective results of the company.

1. Cash and Cash Equivalents

Flow-through Shares: During the years ended December 31, 2006 and 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties. As at December 31, 2006, unspent cash proceeds from the 2005 issue of flow-through shares were $220,085 (2005 - $547,700) and unspent cash proceeds from the 2006 issue of flow-through shares were $1,103,750.

As at December 31, 2006, a total of $327,615 (2005 - $Nil) of qualifying expenditures had been incurred. The Company incurred interest on unspent flow-through share proceeds from January 1, 2006 to December 31, 2006 and an additional penalty on the remaining amount of $220,085 at December 31, 2006.

Guaranteed Investment Certificates and Letters of Credit: The Company has a $2,306,800 cash collateralized credit facility in respect of its investment in the NBM JV (Note 5). The purpose of this collateralized credit facility was to issue letters of credit to the vendor of the NBM, Kinross Gold Corporation ("Kinross"), as well as the Government of Manitoba, for the Company's share of assumed reclamation and operating obligations. The Company, through the NBM JV, has placed funds on deposit as collateral for the letters of credit. The Company paid a 1% letter of credit fee totaling $23,072 associated with setting up the letter of credit facility on December 28, 2006 and has agreed to pay an additional annual fee of 1% of the face value of the letter. Funds on deposit also total $2,306,800 and are invested in short term GIC's earning interest at 4.1% per annum. The GIC's can be redeemed prior to maturity without penalty. As of December 31, 2006, the interest receivable on the GIC is insignificant. The Company has recorded the GIC deposits, net of the value of letters of credit, in cash and cash equivalents.

Credit Facility: On December 5, 2006, the Company, Piper Capital Inc. and Pegasus Mines Limited (collectively, "the borrowers") signed a credit facility note for up to $2,000,000 (the Company's share is $800,000). No amounts were drawn on this credit facility until 2007. On February 2, 2007, the full value of the facility was drawn. Use of the funds is restricted to paying the Manitoba Environmental letter of credit ($1,900,000, the Company's share of which is $760,000) and for working capital. The loan is due and payable on December 15, 2007 and is collateralized by a general security agreement of the borrowers and first mortgage and assignment of rents on the NBM and shares of its holding company, 1126774 Ontario Limited. A standby fee of 5% and bonus payment of 10% of the principal amount of the loan, in aggregate being 600,000 common shares of the Company (valued at $0.20 per share, being the trading price around the agreement date (Notes 4 and 9)), was paid on closing of the NBM acquisition (Note 4). The loan bears interest at 12% per annum, compounding monthly and payable on the last business day of each month.

2. Amalgamation

On November 8, 2005 the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. "(The Tri-Energy Group"). See the Nature of Business discussion in the Summary of Significant Accounting Policies.

3. Marketable Securities

	2006	2005
Young-Shannon Gold Mines Ltd.	$ 29,250	$ 11,250
Piper Capital Inc.	37,500	-
	$ 66,750	$ 11,250

At December 31, 2006, the market value of the Company's investment in Young-Shannon Gold Mines Ltd. was $36,000 (300,000 common shares) (2005: $15,000, 150,000 common shares) and Piper Capital Inc. was $45,000 (150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

4. Acquisition

On December 22, 2006, the Company acquired a 40% joint venture interest in the New Britannia Mine and mill ("NBM"), located in Snow Lake, Manitoba (Note 5).

The purchase price related to the acquisition of the NBM was as follows:

	2006
Cash payment	$ 126,817
Related acquisition costs	85,770
Share issuance (Note 9)	2,151,578
Total purchase price	$ 2,364,165

The Company's proportionate interest in the fair value of the NBM net assets at the acquisition date was allocated as follows:

Current assets	$ 39,600
Mineral properties	1,203,865
Property, plant and equipment	1,120,700
	$ 2,364,165

The Company issued 10,012,277 common shares to Kinross as part of the acquisition of the NBM (Notes 7 and 9) for total proceeds of $2,151,578. These shares were valued at an average trading price for the period around the date of the acquisition transaction.

4. Acquisition – continued

Summarized below is the Company's 40% interest in the NBM joint venture, accounted for by the proportionate consolidation method.

		2006
Revenues	$	-
Expenses		
Operating costs		7,008
Interest and bank charges		23,072
Net Loss	$	(30,080)
Current assets	$	66,971
Non-current assets		6,327,562
Current liabilities		(24,308)
Non-current liabilities		(1,768,467)
Equity	$	4,601,758

No significant cash flows were incurred in the joint venture to the Company's year end.

5. Long Term Receivables and Retirement Costs

On December 22, 2006, the Company, Piper and Pegasus closed the acquisition of the NBM and, as a result, assumed a mine reclamation obligation associated with the environmental restoration of the NBM mine site and tailings area. The total future value of cash flows required to settle these obligations is estimated to be $7,000,000, of which the Company's share is $2,800,000. Future cash flows have been discounted over a term that management deems to reflect the most probable timing for payment and at credit adjusted risk free rates of interest reflective of the Company's experience and type of operations. Weighted average assumptions used in the calculation of deferred retirement costs and long-term asset retirement obligations are as follows:

Term:	4 years
Compounding term:	Monthly
Credit-adjusted risk free rate:	14.5% per annum
Rate of inflation:	1.4% per annum

5. Long Term Receivables and Retirement Costs

Accretion expense is recognized during the period to account for the time-based increases in the value of retirement costs and the associated asset retirement obligation. Long term receivables totaling $5,767,000 (of which the Company's share is $2,306,800) have been legally restricted for this purpose (Note 1).

		2006		2005
Asset Retirement Obligations				
Balance, beginning of year	$	-	$	-
Assumed on acquisition of the NBM		1,768,467		-
Accretion expense		-		-
Balance, end of year	$	1,768,467	$	-

6. Property, Plant and Equipment

						2006		2005
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Furniture and equipment	$	2,312	$	-	$	2,312	$	-
Mill and buildings		1,120,700		-		1,120,700		-
Computer equipment		2,815		716		2,099		-
	$	1,125,827	$	716	$	1,125,111	$	-

7. Mineral Properties and Deferred Exploration Costs

	New Britannia Mine	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2005	$ -	$ 65,711	$ 104,813	$ 93,680	$ 264,204
Option payments received	-	-	(26,276)	-	(26,276)
Exploration and development costs	-	-	916	26,349	27,265
Balance – December 31, 2005	-	65,711	79,453	120,029	265,193
Acquisition costs (Note 4)	1,203,865	-	-	-	1,203,865
Option payments	10,000	-	-	-	10,000
Option payments received	-	-	(38,000)	(42,500)	(80,500)
Exploration and development costs	26,839	327,615	-	-	354,454
Balance – December 31, 2006	**$ 1,240,704**	**$ 393,326**	**$ 41,453**	**$ 77,529**	**$ 1,753,012**

Canadian Mine Assets - New Britannia Mine

On December 22, 2006, the Company and Piper closed a purchase agreement with Kinross Gold Corporation and Pegasus Mines Ltd. and completed an agreement with High River Gold Mines Ltd. ("High River"), thus acquiring a 100% interest in the NBM. The Company entered into a joint venture agreement with Piper to operate the NBM whereby the Company will maintain a 40% interest in the joint venture.

The Company issued an equivalent of 19.9% of its fully diluted share capital at closing to Kinross. The Company (as to 40%) and Piper (as to 60%) have also posted $1.9 million in financial assurances with the Government of Manitoba and a $3.9 million letter of credit to Kinross refundable upon commercial production of the mine (Notes 1 and 5). The letter of credit with the Manitoba government is financial assurance that the site will ultimately be closed according to the terms of the existing and approved closure plan. Once closure is complete all or a portion of the letter of credit will be refunded to the companies. Should a NI 43-101 compliant resource of 3 million ounces be proven, Kinross retains a back-in right for a 60% interest for consideration of the equivalent of three-times the exploration costs incurred to that date. A 1.38% net smelter return ("NSR") royalty interest on the NBM is held by a third party.

High River has sold its 50% interest in the NBM and waived its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations.

Included in the purchase agreement with Kinross, the Company and Piper acquired all rights, title and interest in an option agreement (as amended) with Hudson Bay Mining and Smelting Co., Ltd. (the "Hudson Bay option"). This agreement, subject to a 1.5% NSR royalty, allows the Company and Piper to acquire claims adjacent to the NBM for a payment of $400,000. For consideration of $25,000 (paid – 40% interest $10,000), the exercise of this option was extended to December 31, 2007.

7. Mineral Properties and Deferred Exploration Costs – continued

Canadian Exploration Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake property, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario.

The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

McMillan Property

On October 25, 2004 the Company and MBMI entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

		Cash	Number of Shares in Young-Shannon		Work Commitments by Young-Shannon
Upon signing (MBMI received)	$	10,000	150,000	$	-
Year 1 (received)		15,000	150,000		200,000
Year 2 (received)		20,000	150,000		300,000
Year 3		30,000	200,000		400,000
Total	**$**	**75,000**	**650,000**	**$**	**900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

7. Mineral Properties and Deferred Exploration Costs – continued

Copper Prince Property

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc., a TSX Venture Exchange listed company, (and a company with a common director), in respect of the Company's Copper Prince property. The terms of the agreement state that Piper has an option to acquire up to a 60% interest in the Copper Prince property. In order to earn an initial 50% interest in the property, Piper must pay $75,000 ($10,000 was received during the year ended December 31, 2006); issue a total of 650,000 shares (150,000 were issued at a value of $32,500) and incur $700,000 of property expenditures by the third anniversary date. Piper may acquire an additional 10% interest by incurring an additional $500,000 of expenditures and issuing an additional 250,000 shares in the subsequent 12-month period.

---

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Management Services Agreements

Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Administration.

- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

During the year, the Company had incurred $84,000 (2005: $Nil) of administrative expenses in respect of the above Management Services Agreements.

(b) Payable to directors

As consideration for offering Piper and the Company the NBM assets, the Company acquired, upon execution of the Asset Purchase Agreements executed in Note 7 above, its 40% share of Pegasus for a cash payment of $39,600. Certain principals of Pegasus are directors of the Company. As at December 31, 2006, the balance payable to directors for this investment was $31,600. This was repaid subsequent to December 31, 2006.

Other balances payable to directors at December 31, 2006 included $277 for expense reimbursements.

8. Related Party Transactions – continued

Balances payable to directors, arising from the acquisition of Pegasus Mines Limited and expense reimbursements, are non interest bearing and have no specific terms of repayment.

(c) Payable to related parties

		2006		2005
Payable to a law firm whose principal is a director of the Company	$	121,630	$	-
Payable to an exploration consulting company with a common director		14,084		-
	$	135,714	$	-

Balances payable to related parties are non interest bearing and have no specific terms of repayment.

(d) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $158,089 (2005: $25,369) with a law firm whose principal is a director of the Company. Included in this total is $64,244 of share issue costs associated with the listing of the Company on the CNQ exchange (Note 9) as well as $85,000 associated with the acquisition of the NBM (Note 4).
- Paid office rent to a shareholder of $7,515 (2005: $Nil).
- General administrative costs incurred prior to October 31, 2005 were borne by MBMI. No reimbursement or allocation of such indirect costs was charged to the Company during the period from acquisition in 2003 to 2005.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

9. Common Shares

Authorized

Unlimited Common shares without par value

Issued

	No of Shares		Amount
Balance – January 1, 2005	10,000,500	$	62,100
Flow through shares issued for cash - net of issuance costs of $15,340 (d)	3,651,334		532,360
Issued as finders fees on flow-through shares	173,840		-
Issued by private placements - net of issuance costs of $29,800 (c)	4,075,000		377,700
Tax value of assets renounced to flow-through share investors (d)	-		(186,875)
Exercise of stock options (e)	1,000,000		50,000
Balance – December 31, 2005	18,900,674		835,285
Flow through shares issued for cash - net of 7.5% commission of $82,781 (b)	4,415,000		1,020,969
Issued by private placements - net of issuance costs of $352,233 (a), (b)	16,385,000		2,889,767
Tax value of assets renounced to flow-through share investors (b)	-		(376,600)
Value of warrants issued in private placements (b)	-		(1,107,256)
Bonus Shares issued in respect of the credit Facility (Note 1)	600,000		120,000
Shares issued to Kinross pursuant to the acquisition of the NBM (Notes 4 and 7)	10,012,277		2,151,578
Balance – December 31, 2006	50,312,951	$	5,533,743

Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principals' shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow are 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading. At December 31, 2006, a total of 3,333,820 shares are in escrow. 370,424 shares were released from escrow during the year.

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) Between December 22, 2006 and December 28, 2006, the Company issued by way of Private Placement, 16,035,000 units at a price of $0.20 per unit, generating proceeds of $3,207,000. Each unit consists of one common share of the Company and one half common share purchase

9. Common Shares – continued

warrant, entitling the holder, for each full warrant, to purchase one common share of the Company for a period of two years at a price of $0.27. The warrants will be subject to an accelerated expiry provision whereby, if the Company's shares are trading at or above a volume weighted average trading price of $0.70 for 20 consecutive days, the Company may give notice that the warrants will expire 20 days from giving such notice. Additionally, the Company issued 4,415,000 flow-through shares at $0.25 per common flow through share for gross proceeds of $1,103,750. A cash commission of 7.5% ($323,306) and issue costs of $111,708 were paid in respect of these placements. Moreover, 1,636,000 agent's warrants were paid in respect of the above placements. The agent's warrants are subject to the same terms as the unit warrants.

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $1,103,750 of the proceeds were renounced to the subscribers as tax benefits during the period ended December 31, 2006.The future income tax effect of this renunciation was $376,600.

The 9,653,500 warrants issued have been valued using the Black-Scholes Option Pricing Model. Weighted average assumptions used in calculating their value were as below. The fair value of the warrants recognized in contributed surplus is $1,107,256 and will be applied to share capital upon exercise of the warrants.

	2006
Risk-free rate	3.61%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	93%
Weighted average expected life of the warrants	2 years

(c) Subsequent to September 21, 2005, the Company issued, by way of private placement, 4,075,000 common shares at a price of $0.10 per share, generating proceeds of $407,500. Finders' fees of $29,800 were paid.

(d) Subsequent to September 21, 2005, the Company issued, by way of private placement, 3,651,334 flow through common shares at a price of $0.15 per share, generating proceeds of $547,700, gross of the future income tax liability relating to the renunciation of expenditures of $186,875. Finders' fees of $15,340 and 173,840 common shares were paid. As at December 31, 2005, there were a total of $58,750 in subscriptions receivable in relation to this private placement. Such amounts were received in January, 2006.

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $547,700 of the proceeds was renounced to the subscribers as tax benefits during the period ended December 31, 2005.

(e) A total of 1,000,000 common shares were issued during the year ended December 31, 2005 upon the exercise of stock options previously granted to directors of the Company, generating net proceeds of $50,000 (Notes 10 and 11).

(f) On October 18, 2005, the Company split its shares on the basis of 5 new shares for each old share outstanding. All transactions are shown on a post-split basis.

10. Stock Option Compensation

Pursuant to a resolution of the Board of Directors dated August 24, 2005, the Company granted 1,000,000 stock options. All of the options granted vested on the grant date and had an exercise price of $0.05 exercisable for a three-month period. Compensation expense was determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted were as below.

Weighted average assumptions used in calculating the compensation expense in respect of these options granted were as below.

	2005
Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	110%
Weighted average expected life of the options	3 months

Total compensation expense for the options that were granted during the year ended December 31, 2005 increased contributed surplus and the net loss by $52,677.

There were no stock options granted in 2006.

11. Stock Options

The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of these consolidated financial statements, the Company will be entitled to issue 5,031,295 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. No options were granted during the year.

The change in stock options outstanding was as follows:

	Number	Exercise Price
Outstanding, January 1, 2005	-	$ -
Granted	1,000,000	$ 0.05
Exercised	(1,000,000)	$ 0.05
Outstanding, December 31, 2005 and 2006	-	$ -

Subsequent to December 31, 2006, the Company granted to certain directors, officers and employees incentive stock options to purchase up to an aggregate of 2,000,000 common shares of the Company exercisable on or before January 4, 2012 at a price of $0.20 per share.

12. Share Purchase Warrants

During the years ended December 31, 2006 and 2005, changes in warrants outstanding were as follows:

	2006		2005	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	-	$ -
Issued	**9,653,500**	**$ 0.27**	-	$ -
Outstanding, end of year	**9,653,500**	**$ 0.27**	-	$ -

At December 31, 2006, the following warrants were outstanding and exercisable:

Warrants Outstanding	Exercise Price	Expiry Date
9,653,500	$ 0.27	December 2008 *

* The warrants have accelerated exercise provisions should the Company's shares trade above $0.70 per share for a period of 20 consecutive trading days.

13. Income Taxes

The tax effect of temporary differences that give rise to the Company's Canadian future income tax assets and liabilities are as follows:

	2006	2005
Tax loss carry forwards	$ **191,199**	$ 28,589
Cumulative eligible capital	**6,083**	64
Share issue costs	**160,737**	12,321
Canadian exploration expenses	**(634,814)**	(258,214)
Valuation allowance	**(358,019)**	(40,974)
Future income tax liability	$ **(634,814)**	$ (258,214)

13. Income Taxes - continued

The expected income taxes differ from the amounts obtained by applying statutory rates due to the following:

	2006	2005
Statutory tax rate	**34.12%**	34.12%
Net loss for the year	**$ (515,268)**	$ (116,752)
Net Canadian tax benefit based on statutory rates	**$ (175,809)**	$ (39,836)
Effect of changes in effective tax rates and adjustments	**-**	(2,730)
Non-deductible stock option compensation	**-**	17,973
Permanent differences	**7,192**	(187)
Increase in valuation allowance	**168,617**	24,780
	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has Canadian non-capital losses of approximately $560,000 to reduce future taxable income. These losses, if unused, will expire in varying amounts from 2012 to 2026. No benefit from these losses has been recorded in these financial statements.

The increase in the valuation allowance includes approximately $148,000 related to the tax basis of share issue costs to be deducted in future periods. If and when the valuation allowance related to these amounts is reversed, the Company will reorganize the benefit as an adjustment to share capital as opposed to income tax expense.

14. Cash Flow Information

	2006	2005
Cash paid during the year for		
Interest paid	**$ (23,340)**	$ (24)
Taxes paid	**$ -**	$ -
Non-cash investing and financing activities		
Shares received in Young-Shannon	**$ 18,000**	$ 11,250
Exploration costs incurred by MBMI on behalf of the Company (net of deferred tax effect) for which reimbursement was not required	**$ -**	$ 5,085
Shares received in Piper Capital Inc.	**$ 37,500**	$ -
Shares issued for the acquisition of the NBM	**$ 2,151,578**	$ -

15. Financial Instruments

The Company is exposed to interest rate risk on its variable rate deposits and has not engaged in any interest rate hedging activity during the years ending December 31, 2006 or 2005.

The Company is exposed to credit risk on its deposits and letters of credit (Note 1). Credit risk arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly rated counterparties and limits on the Company's risk exposure have been placed on each counterparty based upon that party's credit rating. Amounts deposited for the Company's environmental and operating obligations have been placed in guaranteed investment certificates with a Canadian Chartered Bank. At December 31, 2006, the gross funds exposed to credit risk were $2,306,800 (2005: $Nil).

16. Contributed Surplus

		2006		2005
Balance, beginning of year	$	211,320	$	88,403
Issue of warrants (Note 9)		1,107,256		-
Exploration costs incurred by MBMI on behalf of the Company, net of option payments and deferred taxes		-		5,085
Debt forgiven by MBMI *		-		65,155
Stock option compensation (Note 10)		-		52,677
Balance, end of year	$	1,318,576	$	211,320

* MBMI paid certain invoices for the Company in respect of operating costs, mineral exploration and other expenditures for which reimbursement was required. In addition, certain management fees were charged to the Company by MBMI. Outstanding amounts reimbursable to MBMI and included in accounts payable and accrued liabilities at December 31, 2006 were $Nil (2005 - $9,630). These advances were unsecured, non-interest bearing and were without specific terms of repayment. MBMI has agreed with the Company that an additional $65,155 owing to MBMI in 2005 is not repayable.

17. Subsequent Events

(a) On April 26, 2007, the Company and Piper, jointly announced that the Boards of Directors of both companies have agreed to an amalgamation of the two companies that will result in the formation of one public entity.

The primary asset and focus of both Piper and the Company, is the jointly held New Britannia Gold Mine property in Snow Lake, Manitoba. (Piper as to a 60% interest and the Company as to a 40% interest – Note 7). The Boards have agreed to recommend to shareholders an amalgamation ratio such that Piper shareholders would receive one new share for one old share (a 1:1 share swap) and the Company's shareholders would exchange 1.37931 old shares for one new share. Subject to necessary approvals the name of the merged entity will be Garson Gold Corp.

The amalgamation requires shareholder and regulatory approval, and detailed information will be outlined in Information Circulars to be mailed to shareholders with dates of the respective Extraordinary General Meetings.

(b) The NBM joint venture entered into the following contracts after December 31, 2006, in which the Company's interest is 40%. The total commitments in the joint venture are as follows:

a. On February 23, 2007 for rental of equipment and tools for an amount of $1,750 per month. The contract is renewable monthly;

b. On January 1, 2007 for payment of its property tax liability in the amount of $25,000 per quarter for the 2007 calendar year;

c. On April 5, 2007 for environmental and metallurgical consulting. Costs are charged at fixed rates per hour in this agreement, but the total commitment is estimated to be $70,540.

d. On March 12, 2007 for the lease of geological software from a Company controlled by a director. Total commitments under this contract are $55,650.

REPORT ON THE

SQUALL LAKE PROPERTY

THE PAS MINING DIVISION

SNOW LAKE, MANITOBA

FOR

GARSON RESOURCES Ltd.

D. Beilhartz P.Geo.
April 2006

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

SUMMARY

The Garson Resources Ltd., Squall Lake Property, is located in west central Manitoba approximately four kilometers north-northwest of the town of Snow Lake. The property consists of 14 contiguous, unpatented mining claims totaling 899 hectares. The claims are 100% owned by Garson Resources Ltd, and subject to various underlying royalties. The property is underlain by the gently northeast plunging McLeod Lake Syncline that consists of a garnet-staurolite schist of the Upper Amisk group, overlain by a thick sequence of arkosic metasediments of the Missi Group. A 20-40 meters thick amphibolite unit, the sill-ash complex, occurs near the base of the Missi Group metasediments and is host to the majority of the gold mineralization discovered to date on the property. Gold mineralization on the property is believed to be associated with structures generated by over-thrusting related to the McLeod Road Thrust Fault. Two economically significant gold mineralized sets of structures exist on the property. The first set was generated by an initial layer parallel Riedel shearing event. These structures occur at the contact of differing lithologies due to contrasting competencies. This type of structure accounts for the Lower Silicified Zone at the Margaret Extension and Margaret South occurrences. Mineralized zones occur as a series of sub-parallel en echelon mineralized lenses striking 050° to 070°. Additional lenses of this mineralization type are expected to occur elsewhere on the property. The second type of mineralized structure which developed coeval and subsequent to the layer parallel shearing is a transcurrent type of shearing which developed large scale, sub-vertical Riedel shears across the property. Surface stripping to date at the Moon Gertie and F1 occurrences indicates that a number of wide, strong shear zones of this type occur which contain lenses of gold mineralization associated with quartz veining and sulphide mineralization. Limited diamond drilling to date indicates that these mineralized lenses occur parallel to sub-parallel to the vertical shear structures. In late 1988- early 1989, Graham Gold Mining completed a bulk sampling program on the Moon Gertie and Margaret South Zones. Two bulk samples were collected from the Moon Gertie Zone, sample A - 29.7 tonnes and sample B - 22.6 tonnes were collected for a total of 52.3 tonnes. The samples returned values of 1.39g/t gold (bulk sample A) and 1.46g/t gold (bulk sample B). In addition, a 1027.5kg mini-bulk sample was collected from the Margaret South Zone and assayed 14.47g/t gold. The various diamond drilling programs at the Margaret Extension area have outlined an Inferred Mineral Resource which stand at 100,000 tonnes grading 4.85 g/t gold in the Upper
Silicified Zone and 337,000 tonnes grading 5.40 g/t gold in the Lower Silicified Zone as reported by Cavey (2002). The historic programs completed by Graham Gold Mining Corporation, Zenco and Barrick have provided a thorough understanding of the structural framework and mineralization of the Squall Lake property. This information has enhanced the potential to better define areas of known gold mineralization that occur on the property. The programs also highlighted the variability of results due to the coarse nature of the gold on the property. In addition, these programs have also illustrated that potential exists to discover encouraging gold mineralization elsewhere on the property, in particular along the McLeod Lake Syncline fold axis, and, the southeast limb of the Syncline. These areas have not been drill tested. A 2,000m Phase I diamond drill program is recommended on the Garson Resources Ltd., Squall Lake property. It is recommended that exploration focus on the southeast limb of the McLeod Lake Syncline and McLeod Road thrust fault. Based on the completion of Phase I and evaluation of the results, a Phase II program of further drilling is recommended.

INTRODUCTION AND TERMS OF REFERENCE

The Squall Lake Property is located approximately four kilometers Northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon in west central Manitoba (Figure 1). It lies approximately eight kilometers north-northwest of the operating New Britannia mine, a 50/50 joint venture between High River Gold Mines and TVX Gold Inc that produced over 100,000 ounces of gold in 2002, but has since been put on care and maintenance in Jan 2005.

This report is an update of the 2002, 43-101 technical report by G.Cavey covering the same property. This report updates exploration activity conducted by Coniagas Resources Ltd. while under option from Tri Energy and MBMI Resources in 2003 and makes new recommendation for additional exploration.

The information herein is derived from a review of the reports and maps supplied by Garson Resources Ltd , from various previous operators, as well as the 43-101 technical report prepared Mr. G. Cavey who is very familiar with the project. In 1987-1988, Mr. Cavey managed exploration programs on the project for Zenco Resources, a previous optionor of the claims. That work involved geological mapping, geophysical surveys, geochemical surveys and diamond drilling. Two reports were written in part by Cavey on the Squall Lake property in 1987 and 1988. In 1989, Mr. Cavey was the president of a VSE public company who optioned the claims and completed work in 1989-1990. The work completed from 1987-1990 and the 2002, 43-101 report represents the last published technical work on the Squall Lake property. The material found in this technical report is an amalgamation of previous reports, program updates, consultant reports, and corporate press releases available for review. All reference to currency in this report is in Canadian dollars unless otherwise noted. All historic gold assays from the Squall Lake property exploration programs from 1945-1984 were reported in ounces per ton (oz/ton), which have been converted to grams per tonne (g/t). Technical reports from 1987-1990 contain analyses in both formats although all fire analyses were completed in grams per tonne (g/t). All reserves and resources on nearby properties (Snow Lake Mines and New Britannia Mines) are reported in the format they appeared in the various quoted references.

The author has visited the property on July 7 and 8, 2004 and inspected diamond drill core from the most recent exploration.

RELIANCE ON OTHERS

I have prepared this report based upon information believed to be accurate at the time of completion of this report, but which is not guaranteed. The author has relied the 2002, 43-101 technical report by Mr. Cavey and on additional reports supplied by Garson Resources Ltd. Therefore in writing this technical paper the author relies on the truth and accuracy presented to me from the sources listed in the Reference section of this report. In addition, information in this report was obtained from press releases authorized for distribution into the public domain from the participating companies. The data for Mr. Cavey's 2002 Squall Lake property report was principally contained in six reports:

□ the July 15 , 1987 OreQuest report titled "Diamond Drilling Report on the Squall Lake

Manitoba Property for Zenco Resources Inc.
□ the Feb 8, 1988 OreQuest report titled "Geological, Geochemical and Geophysical Report on the Squall Lake Manitoba Property for Zenco Resources Inc.
□ the March 15, 1989 report titled " Report on a Bulk Sampling Program on the Squall Lake Property, for Graham Gold Mining Corp",
□ the March 30, 1989 report titled "Report on the Graham Gold Mining Corp Squall Lake Property",
□ the April, 1990 report titled " Report on a Diamond Drilling Program on the Squall Lake Property, Graham Gold Mining Corp",
□ the December, 1990 report titled " Report on a Stripping Program on the Squall Lake Property, Graham Gold Mining Corp",

The purpose of this report is not to recalculate the historic resource figures generated by previous workers or the NI 43-101 compliant resource defined by Mr. Cavey.

Mr. Michael Jason, the lawyer for Tri-Energy Inc. prior to the amalgamation into Garson Resources Ltd, provided a compilation on legal title of the property to Mr. Cavey. The detailed list of the individual claim particulars was provided by Mr. Jason who, in a letter to Tri-Energy Inc. dated Sept 20, 2002, states that the claims are all in good standing.

PROPERTY DESCRIPTION AND LOCATION

The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba, on NTS map sheet 63K/16, File Lake and on claim map NE 16-63K, Snow Lake (Figures 1 and 2).
The property consists of 14 contiguous, unpatented mining claims totaling an area of 899 hectares (Figure 3). A private company Garson Resources Ltd., owns 100% of the Squall Lake Property subject to the following underlying royalties: a net profits royalty (NPI) interests payable on commencement of commercial production of 4% to Bruce Dunlop, an additional 6% NPI payable to American Barrick (now Barrick) plus an additional $550,000 payment to Barrick. The property also contains a production royalty of $0.10 per ton, payable to a private individual, from products milled from six of the 14 claims.

Garson Resources was created from the amalgamation of Tri-Energy Inc. and a second private company that was partially owned by MBMI Resources.

The author has not reviewed these agreements but the information presented has been obtained from Garson Resources Ltd.

The claims comprising the property have not been legally surveyed. Expiry dates of the claims are listed below.

TABLE I – CLAIM INFORMATION

Claim Number	Hectares	Expiry Date
CB 4511	43	7-Jul-11
CB 4512	152	7-Jul-11
CB 4513	119	7-Jul-11
CB 6448	33	7-Jul-11
CB 7905	45	10-Jan-11
CB 7176	33	7-Jul-11
CB 7928	42	14-Mar-11
CB 7929	43	9-May-11
CB 8004	43	9-May-11
CB 8005	43	9-May-11
CB 8006	43	9-May-11
CB 8827	48	24-Sep-12
CB 17772	195	15-Jan-11
W 46245	17	15-Jan-11
Totals	**899**	

A check of the Manitoba Industry, Economic Development and Mines website during August 2005 indicate the contiguous, unpatented claims (14 claims) are currently in good standing until the dates indicated in the table.

They will require annual assessment work requirements of $25 per hectare to keep the claims in good standing beyond their current listed expiry dates. In Manitoba, if the claim holder exceeds the minimum annual assessment expenditure for the staked claims, surplus expenditures can be utilized in future years to meet annual assessment requirements. Garson Resources indicates that additional banked assessment work is available to be distributed from several claims. The additional credits have not been verified as the Manitoba Government considers this confidential information only available to the holders of the claims. Additional assessment work of ~$275,000 was conducted in 2003 by Coniagas Resources (who had an option on the Squall Lake Property) and the value of this work has yet to be filed for assessment. These credits should be applied for as soon as possible. In Manitoba work preformed on mining is required to be reported within a year of completing the work.


Churchill
MANITOBA
Lynn Lake
Thompson
SQUALL LAKE PROJECT
Snow Lake
Flin Flon
The Pas
Dauphin
Winnipeg
Brandon
U.S.A.
0 50 100 150 200 250 km
Scale
N
Garson Resources Ltd.
Figure 1
SQUALL LAKE PROJECT
LOCATION MAP
BY: G. C.
DATE: OCT. 2002
SCALE: As shown
After: Cavey 2002


100°05'
100 00'
McLeod Lake
Fault Lake
Badre Lake
Squall Lake
SQUALL LAKE PROPERTY
Winter Road
Cleaver Lake
54°55'
Access Road
Powerline
Powerline
0 0.5 1.0 1.5 2.0 2.5 km
Scale
Snow Lake
392
Snow Lake
395
C.N.R.
Ghost Lake
Garson Resources Ltd
Figure 2
SQUALL LAKE PROJECT
SITE LOCATION MAP
BY: G.C.
DATE: OCT 2002
SCALE: As shown

After: Cavey 2002


100°05'
Squall Lake
Badre Lake
Cleaver Lake
Herblet Lake
54°55'
CB4512
CB8006
CB4511
CB8005
CB7176
CB8004
CB6448
CB7929
CB7928
CB4513
CAM 2 W46245
CB 7905
KAP 1 CB8827
CB11772
Winter Access Road
N
0
0.5
1.0 km
Scale
LUMINAI DRAFTING LTD. sqa-claim
Garson Resources Ltd.
Figure 3
SQUALL LAKE PROJECT
CLAIM MAP
Manitoba
NTS : 63K/16
BY: G.C.
DATE: OCT. 2002
SCALE: As shown

After: Cavey 2002

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba (Figures 1 and 2). Access to the property is via the McLeod Lake road, which leads from the town of Snow Lake to the southwest end of the property. At this point, the road splits with one branch leading to McLeod Lake and the other to the Moon Gertie Zone. All-terrain vehicles may be required to utilize this road during the summer months; skidoos provide access in the winter months.

There is no immediate supply of power on the property, however, a new 230kV power line was constructed in the 1990's that branches off the main Snow Lake line, which services the gold and base metals mining operations in Snow Lake. The new spur line provided services to the High River mining operations on the old Snow Lake Mines property. Water is readily available from McLeod and Squall Lakes to support large scale mining requirements as well as the various phases of exploration. All supplies and services required for exploration and development programs are available in the mining town of Snow Lake, and also in the mining center of Flin Flon, Manitoba, 215 km to the west.

The topography reflects the bedrock, with long narrow northeast trending ridges separated by low, swamp covered valleys. Maximum relief is 30 meters from a base elevation of 290m a.s.l. Vegetation ranges from dense spruce and jackpine forested areas on high ground, to lower areas characterized by scrub spruce, cedar and dense underbrush. A forest fire burned certain areas of the property south of McLeod Lake in 1980.

Climate is typical of the Canadian Shield, moderately dry summers with temperatures as high as 40°C and snowy winters with temperatures as low as –40°C. Various types of exploration can take place year round with minor breaks during the spring thaw and winter freeze up.

HISTORY

There is a long history of exploration on the Squall Lake property and in its vicinity as parts of the property were staked in 1924, but it was not until the mid-forties that any serious recorded mineral exploration was carried out. The following outlines previous exploration performed on the property as summarized from the assessment files and reports:

Squall Lake Gold Mines Limited

- 1943-1946: Trenching and channel sampling along 4 km strike length.
- 1945-1946: 363 diamond drill holes (15,250 m) were drilled, examining five mineralized zones along 5.5 km strike length.
- 1946: 180 tonne (200 ton) bulk sample grading 8.91 g/tonne (0.26 oz/ton) plus metallurgical tests, from the Margaret South Zone.
- 1948: Further channel sampling.

Results of this work suggested five zones of gold mineralization (Margaret, K1, K7, K10, and K11) plunging at 10° along the upper contact of a basal sill.

Wekusko Consolidated Limited

- 1950: Eight diamond drill holes 1650 ft (503m) halfway up the north shore of McLeod Lake. No significant results.

Hudson Bay Mining and Smelting Company Limited

- 1956: Part of their EM survey covered the north end of the property. There were no significant conductors outlined.

Stall Lake Mines Limited

- 1971-1972: A grid was cut which covered part of the north end of the property. DEEP EM - 1 and a magnetometer survey were conducted over the grid. Six diamond drill holes 1203ft (367m) were drilled to examine some of the conductors. There were no significant results.

Corporate Oil and Gas

- 1979: Short diamond drill holes (number of holes and footage unknown) and channel sampling of the Margaret Zone to the K10 Zones. There were no significant results.

W.B. Kobar

- 1980: A 1,035 foot (316m) diamond drill hole along the southeast side of McLeod Lake. Although sulphides were intersected, no gold values were found.

Camflo Mines Limited

- 1980-1981: A 210 km grid was cut over the claims VLF-EM 16 and magnetometer surveys were run over the grid; CEM and IP were run over selected lines. Geological mapping, prospecting and sampling were carried out over the claims. Geochemical B-horizon soil sampling, basal till and biogeochem organics were done on selected areas. 3,223 m were drilled in 35 holes along the upper sill - sediment contact. Indicated the potential of up to 2.147 million tons grading 0.168 oz/ton gold in the Margaret Extension Area (the historic resource figures generated by Camflo are included in the terminology utilized at that time and are not to CIM approved standards as required in NI43-101).

Zenco Resources Inc. and Barrick Resources Corporation

- 1984: Orientation organic geochemical sampling survey over selected areas of the property. 8,559m of diamond drilling was completed on 114 holes in the Margaret Extension, Margaret South, Moon Gertie, K1, K5 and K7 occurrences. Indicated the potential for over 700,000 tons of material grading 0.10 oz/ton gold in the two overlying zones at the Margaret Extension Area

(the historic resource figures generated by Zenco are included in the terminology utilized at that time and are not to CIM approved standards as required in NI43-101and are not to be relied upon).

Zenco Resources Inc.

☐ 1987: 3,272m of diamond drilling in 30 holes on the Margaret Extension Area. Zenco estimated that the property contained an Inferred Mineral Resource of 156,000 tonnes (172,000 tons) grading 5.04 g/tonne (.147 oz/ton) gold and 112,000 tonnes (123,400 tons) grading 4.34 g/tonne (.127 oz/ton) gold in the Lower and Upper Silicified Zones. The historic resource figures generated by Zenco have been reviewed and redefined to conform to the CIM approved standards as required in NI43-101, as reported by Cavey, 2002..

☐ 1988: Geological mapping, prospecting, geochemical sampling, VLF-EM and magnetometer induced polarization geophysics over claims CB 7905, CB 8827 and CB 11772. Surface stripping of Moon Gertie and South Occurrences; geological mapping.

Graham Gold Mining Corp.

☐ 1988: Bulk sample Moon Gertie Occurrence

☐ 1989: Mini-bulk sample Margaret South Occurrence, compilation of existing data, structural evaluation completed. Estimated an Inferred Mineral Resource of 70,000 tonnes grading 4.73 g/t gold in the Upper Silicified Zone and 210,000 tonnes grading 5.35 g/t gold in the Lower Silicified Zone. In addition there is an estimated Inferred Mineral Resource of 30,000 tonnes grading 5.14 g/t gold in the Upper Silicified Zone and 127,000 tonnes grading 5.49 g/t gold in the Lower Silicified Zone. The historic resource figures generated by Graham are included in the terminology utilized at that time and are not to CIM approved standards as required in NI43-101 and are not to be relied upon.

☐ 1989: Surface stripping at F1, Margaret South, and K7 Occurrences.

☐ 1990: Diamond Drilling, 11 holes, 1,067m.

☐ 1990: Surface Stripping, Margaret Zone and Margaret Extension Zone

The worked completed during those programs will be discussed in detail in this report.

Coniagas Resources Ltd.

☐ 2003 : Line cutting and Diamond drilling, 19 holes 1447.5m.

There has been no known mineral production from the Squall Lake property.

GEOLOGICAL SETTING

The Snow Lake area is located at the eastern end of the Flin Flon - Snow Lake metavolcanic metasedimentary belt within the Southern Churchill Province. This greenstone belt of Aphebian age lies immediately south of the Kisseynew Gneiss Complex (Figure 4). Metamorphosed supracrustal rocks of the Snow Lake area include mafic to felsic metavolcanic rocks, with interlayered greywacke and shale belonging to the Amisk Group, and arkose to lithic arenite of the Missi Group. Bailes (1975) has suggested that these represent time equivalents of the Nokomis and Sherridon Group rocks respectively at the western areas of the belt. The Missi Group was deposited on diverse rock units of the Amisk group, suggesting that an erosional unconformity is present (Froese, 1980). The Flin Flon - Snow Lake greenstone belt grades northward into rocks of the Kisseynew Gneiss Complex. An increase in metamorphic grade, rather than a structural disconformity define this transitional change. The change is characterized by the obliteration of primary sedimentary structures, and by an overall facies change in the Amisk Group rocks, from being predominantly metavolcanic, to metasedimentary derived. The biotite - sillimanite - almandine isograd, which marks the metamorphic transition, passes through the Squall Lake property geology.
Rocks of the Amisk and Missi Groups have been intruded by a variety of intrusive rocks. Small mafic intrusions compositionally similar to mafic metavolcanic rocks intrude the Amisk group in a variety of forms, and typically form elongated sill like bodies in the Missi Group. Three granitic gneiss domes in the area were emplaced along antiforms of the second major folding event, and have compositions similar to felsic metavolcanic rocks (Froese, 1980).
The region has been subjected to at least two major period of folding (Froese, 1980) with large east - west trending isoclinal folds (F1) in the Snow Lake area being refolded by later north - east trending folds (F2). The emplacement of gneiss domes accompanied by folding constitutes a third structural event (Froese, 1980). The Squall Lake property covers the McLeod Lake Syncline, formed during the F2 folding event (Figure 5).
Both Amisk and Missi group rocks exhibit the development of a prominent planar "S1" fabric developed during F1 folding. This fabric was refolded during F2 defined by the development of biotite flakes on F2 axial surfaces. Only one lineation, parallel to F2 axial surfaces, is observed and is defined by mica edges, elongate clasts and mineral segregations.
Three stages of faulting have been recognized with the first being syn-F1 to post-F1 thrust faults resulting in the juxtaposition of older Amisk metavolcanic rocks over younger Amisk metasedimentary rocks. A second set of syn-F2 to post-F2 faults occurs as sub-vertical oblique slip faults. Both stages are characterized by brittle - ductile shear zones up to tens of meters in width. Post-F2 faulting characterized by east - west trending brittle faults offsetting earlier structures, represents a third stage of faulting (Galley, et al, 1985).
Regional metamorphic grade ranges from greenschist facies in the south to upper almandine - amphibolite along the gradational change to the Kisseynew Gneiss Complex in the north. The biotite - sillimanite - almandine isograd defining the transition to the high-grade terrain passes through the middle of the Squall Lake property (Ziehlke, et al, 1985). The final regional metamorphic event post dates the F2 folding event as the defining isograds are not folded.
The Squall Lake property covers the gently northeast plunging McLeod Lake Syncline (Figure 5). Missi Group lithic arenite and arkose, forming the majority of the syncline, overlie a garnet staurolite schist of the Upper Amisk Group. The Missi Group, quartz - feldspathic

metasediments, has been intruded by numerous often discontinuous basic sills. The lowermost sill spatially associated with the known gold mineralization, is continuous along the north/ west flank of the syncline south/west through the nose of the McLeod Lake Syncline and then north/eastward towards Fault Lake (Figure 6). It is suggested that this sill may in fact represent a period of extrusive volcanic activity for the following reasons:
1) its consistent conformable extent over a large portion of the syncline
2) metasediments immediately overlying beds, possibly representing an erosional interlude prior to continued deposition of arkosic material.
Amisk Group mafic metavolcanic rocks were mapped along the south eastern portion of the syncline. The actual contact with the McLeod Lake Syncline metasediments is obscured by overburden.

Lithologies

Amisk Group

Unit 1a - Metavolcanic Rocks (mafic)

These rocks are fine to medium grained dark-green to black in colour; and massive to banded. They form a wedge along the eastern margins of lines 52+00 south to 41+00 south and closely resemble the basic sills found throughout the Mcleod Lake Syncline. They are identified on the magnetic survey by a series of spot highs probably due to a local increase in magnetite.

Unit 1 - Staurolite Schist

This unit is very distinctive in outcrop and drill core by the presence of coarse, reddish brown sub to euhedral staurolite crystals up to 3 cm in length, and up to 20% red almandine garnets. The matrix is composed of biotite, muscovite, minor quartz, feldspar and garnet and is grey to speckled in hand specimen. This unit forms a sharp contact with the overlying Missi Group metasediments.

Missi Group

Unit 2 - Metasedimentary Gneiss

These rocks are the dominant lithology present on the property. Typically they are fine to medium grained, medium to light pinkish grey in colour, and are composed of 40-50% quartz, 30-50% feldspar, 15-30% biotite and up to 5% red almandine garnets. Beds containing disseminated magnetite may in part be responsible for a number of the magnetic anomalies delineated by the magnetometer survey.
Banding is prevalent and is defined by this biotite rich body, which reflects primary bedding. Cross-bedding is very common and graded bedding is locally apparent.

Unit 3b - Sill Ash Complex

This unit is entitled sill ash complex as it contains both intrusive basic sill rock, and metavolcanic rock of similar composition. It represents the only continuous conformable mafic unit throughout the entire mapped section of the Mcleod Lake Syncline and is thus thought to represent a period of extensive volcanic activity. In addition, the laminated metasediments directly overlying this unit are slightly more mafic in composition, possibly due to an erosional period subsequent to the deposition of this unit. Finer grained mafic dykes are noted to crosscut this unit in drill core and at the Moon Gertie surface showing.
It is generally massive to well foliated, and is host to the majority of the known gold mineralization on the property. The unit ranges from 20 to 35 meters thick.

Unit 3a - Mafic Sills
Numerous discontinuous, semi-conformable mafic sills intrude the metasediments. The sills vary in thickness ranging from less than 1 meter up to widths of over 200 meters locally. They are black to dark-grey, fine to coarse grained and generally quite massive. Typically they are composed of hornblende, plagioclase, biotite and minor quartz and/or garnet.
The major structural feature on the Squall Lake property is the regional scale McLeod Road Thrust Fault that occurs along the eastern border of the property (Figure 5). This thrust fault marks the boundary between the older Amisk metavolcanic-metasedimentary-Group rocks with the Missi Group metasedimentary rocks that underlie the Squall Lake Property. Structural work in 1988, interpreted the Amisk Group rocks to have been over-thrusted in a southwesterly direction resulting in an oblique, reverse dextral sense of relative displacement along the McLeod Road Thrust Fault. The rocks adjacent to this thrust fault to the northwest, which currently constitutes the Squall Lake property, would have also suffered an overall oblique, reverse sense of dextral shearing. It is believed that gold mineralization on the Squall Lake property is associated with secondary structures generated by overthrusting related to the development of this thrust fault. Two sets of secondary structures with gold-arsenopyrite mineralization have been identified on the property. The first set generated by layer parallel Riedel shearing occurs along or near the contacts of differing lithologies due to contrasting competencies (i.e.: mechanical anisotropy). This type of brittle - brittle ductile shearing accounts for the Lower and Upper Silicified Zones that occur at the Margaret Extension and Margaret South areas.
The Lower Silicified Zone occurs along the contact of the sill-ash complex with the overlying laminated metasediments. The majority of the mineralization is hosted within the sill-ash complex within 10.0 meters of the contact although locally it does extend into the metasediments. As shearing progressed quartz veins developed within the more brittle sill ash complex. Quartz veins, which initially formed parallel to and sub-parallel to the stratigraphy, were subsequently folded with continued movement. Individual vein thickness' range from 1.0 to 30.0 centimeters. Formation of these quartz veins is widespread along the sill-ash complex, metasediment contact, however the better gold enriched sections occur in a series of en echelon lenses striking 050° to 070°, and plunge 010° to 015° to the north-east at the Margaret Extension area. Surface stripping at the Margaret South occurrence shows that these structures are not necessarily parallel to the main sill ash complex metasedimentary contact zone. Stripping southwest from the Margaret South bulk sample location followed the mineralized structure as it crosscuts through the sill-ash complex, however the density and regularity of the quartz veins diminished with depth. The upper silicified zone occurs within the laminated metasediments at or near the contact with the overlying arkosic metasediments, approximately 20-30 meters stratigraphically above the sill-ash complex. Individual quartz veins are narrow, ranging in width from 0.5 to 3.0 centimeters and are parallel to bedding planes. This zone occurs as a series of discontinuous lenses with a general strike of 042° and appears to be confined to the upper portion of the Margaret Extension area. The other set of secondary structures generated by over-thrusting and having significant gold arsenopyrite mineralization is large, scale sub-vertically dipping Riedel shear zones (Hugon, 1988).
The large scale shearing is evident at the Moon Gertie and F1 surface occurrences with a prominent, pervasive sub-vertical foliation of the sill-ash complex defined by biotite and arsenopyrite crystals.

Within these large scale shear zones, lenses of gold-arsenopyrite mineralization associated with subvertical quartz veins, occurs parallel to the sub-vertical shear structures. These mineralized lenses strike 040° to 070° and crosscut into the overlying laminated metasediments as evidenced at the Moon Gertie surface showing. The overall extent of the sub-vertical Riedel shear zones as well as the mineralized lenses is not known since only preliminary diamond drilling has been completed to date.

Structural evaluation interprets the eastern limb of the McLeod Lake syncline to be sub-vertical to overturned. This would suggest strong deformation along the axial plane of the syncline which is also where the greatest thickening of lithological units should occur. These facts combine to make the axial plane a high priority for future exploration programs.



100°00'
54°55'
Squall Lake
Herblet Lake
SQUALL LAKE PROPERTY
Snow Lake
McLeod Road Thrust Fault
Wekusko Lake
0 1 2 3 km
Scale
LEGEND
MISSI GROUP
Metasediments
AMISK GROUP
Hydrothermal alteration
Chisel Lake Pluton
Tonalite
Metasediments
Felsic metavolcanics
Mafic metavolcanics
Thrust fault, fault
GOLD DEPOSITS
1 Squall Lake
2 Snow Lake Mines
3 Nor Acme Mine
4 Bounter
GOLD PROSPECTS
BASE METAL DEPOSITS
1 Chisel Lake
2 Ghost
3 Anderson
4 Stall
5 Rod
NON ECONOMIC BASE METAL DEPOSITS
After Harrison, 1949 ; Froese and Moore, 1980 ; Walford and Franklin, 1982
LUMINAI DRAFTING LTD. sqa-dep
Garson Resources Ltd.
Figure 4
SQUALL LAKE PROJECT
REGIONAL GEOLOGY
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown

After: Cavey 2002

DEPOSIT TYPES

The Snow Lake area contains many lode gold occurrences and base metal deposits (Figure 4). Five producing or past producing copper and zinc massive sulphide mines are located within the Amisk Group metavolcanic rocks of felsic composition, accompanied by magnesium enriched alteration zones. The deposits are considered to be of volcanogenic origin, reflecting F1 deformational features.

Only one commercial gold deposit, the New Britannia Mine (formally known as the Nor Acme Mine) occurs in the area and produced approximately 620,000 ounces of gold from 1949 to 1958. It lies approximately 4.2 kilometers southeast of the Garson Resources claim border. Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, immediately south of the Squall Lake property, had indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone. The Birch Zone is located approximately 2.5 km southeast of the Garson Resources Ltd. claim boundary, the #3 Zone is located approximately 3.0 km southeast of the Garson Resources Ltd. claim boundary. The Snow Lake property was optioned by High River Gold Mines who mined approximately 250,000 tons from the #3 zone in the mid-1990's as well as approximately 30,000 tons from the Birch Zone (High River Gold Mines, 2002). All material was treated at their New Britannia mill.

Gold deposits in the Snow Lake area appear to be related to three distinct geological periods:

1) accessory gold related to volcanogenic massive sulphide deposits, and to a minor extent, in altered felsic plugs (Ziehlke, et al, 1985);

2) spatially associated with major syn-F1 to post-F1 thrust faults (Snow Lake Mines Ltd. deposits),

3) structurally confined to fault or shear zones of the syn-F2 to post-F2 fault systems.

The latter two types of gold occurrences were formed late in the geological history of the area, as the mineral alteration assemblages of biotite - albite - quartz - calcite overprint the post - F2 regional metamorphic assemblages.

Those occurrences spatially related to syn - F1 to post - F1 thrust faults (type 2), occur within Amisk Group metavolcanic rocks comprised predominantly of fragmented felsic and mafic units that have been intruded by layered gabbro - pyroxenite dykes. The deposits are associated with faults that predate F2 folding and regional metamorphism, and terminate against the McLeod Road Thrust Fault. Gold mineralization is accompanied by up to 10% fine to coarse grained arsenopyrite, 1% pyrite and minor tourmaline. The New Britannia Mine, the Bounter (located six kilometers southeast of the Squall Lake property) and Snow Lake Mines Ltd. mineralized zones are all classed in this type of gold occurrence.

Gold mineralization belonging to the third type are hosted by metasedimentary and metavolcanic rocks of the Missi Group and have been subdivided into two categories:

i) those aligned along the northwest limb of the Herb Lake Syncline near the contact of metavolcanic and metasedimentary rocks, and

ii) a group forming a discontinuous array sub-parallel to and near the axial trace of the Herb Lake Syncline.


100°05'
100°00'
5
4
1
Squall Gneiss Dome
6
6
Squall Lake Antiform
2
McLeod Lake
McLeod Lake Synform
5
4
3
McLeod Road Thrust Fault
Squall Lake
5
5
Winter Access Road
1
5
54°55'
4
West Narrows Antiform
3
0 0.5 1.0 1.5 2.0 km
Scale
LEGEND
6 Gneiss domes
MISSI GROUP
5 Metasediments
AMISK GROUP
4 Metasediments
3 Mafic metavolcanics
2 Altered felsic metavolcanics
1 Felsic metavolcanics
METAMORPHIC ZONES
Biotite-sillimanite-almandine isograd
Quartz-sillimanite nodules in Missi lithic arenite
Biotite-sillimanite-almandine-staurolite
Chorite-biotite-staurolite-sillimanite-muscovite
Chorite-biotite-staurolite-almandine-muscovite
Thrust fault
Antiform
Synform
Mineralized zones
After Froese and Moore, 1980
LUMINAI DRAFTING LTD.
sqo-struct
Garson Resources Ltd.
Figure 5
SQUALL LAKE PROJECT
STRUCTURAL GEOLOGY
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown

After: Cavey 2002


100°05'
N
McLeod
Lake
Squall Lake
Badre
Lake
McLeod Road Thrust Fault
McLeod Lake Synform
Road
Access
Cleaver
Lake
Herblet
Lake
54°55'
0
0.5
1.0 km
Scale
10+00N
0+00
10+00S
20+00S
30+00S
40+00S
50+00S
6+00W
BL 0+00
LEGEND
Gneiss domes
MISSI GROUP
Basic sills - diorite, gabbro
Metasediments
AMISK GROUP
Metasediments
Mafic metavolcanics
Altered felsic metavolcanics
Felsic metavolcanics
Thrust fault, fault
Modified from Harrison, 1949 - Froese and Moore, 1980
LUMINA DRAFTING LTD. sqa-claim
MINERALIZED ZONES
A Margaret Zone
B Margaret Extension Zone
C K-1 Zone
D K-5 Zone
E K-7 Zone
F K-10 Zone
G K-11 Zone
H Bay Zone
I F-1 Zone
J Moon Gertie Zone
K South Zone
Garson Resources Ltd.
Figure 6
SQUALL LAKE PROJECT
SIMPLIFIED GEOLOGY and GRID LOCATION MAP
Manitoba
BY: G.C.
DATE: OCT, 2002
SCALE: As shown

After: Cavey 2002

Epigenetic gold occurrences in the region were localized in structurally prepared brittle - ductile fault and shear systems with gold emplacement occurring late in the tectonic history of the region. The alteration assemblage associated with gold deposition includes biotite - albite-quartz and calcite. This assemblage overprints the regional metamorphic mineral assemblages, suggesting that the gold event was post tectonic. Arsenopyrite and pyrite sulphide mineralization generally accompanies gold deposition.
Deposition of most lode gold deposits in the Snow Lake area has occurred subsequent to the last period of major folding and metamorphism, localizing in zones characterized by brittle – ductile fault systems. Alteration assemblages consisting of biotite, albite and calcite, along with arsenopyrite mineralization, generally accompanies gold deposition and overprints the regional metamorphic signature (Galley et al, 1985).
Based on these facts, it is suggested that the Squall Lake deposits are similar in alteration and associated mineralization to other deposits in the region, and are epigenetic in origin. The strong association of gold and quartz veining suggests a structural control to gold deposition.
A proposed sequence of events begins with the deposition of Missi Group metasediments, adjacent to Amisk metavolcanics and metasedimentary rocks (Figure 7a). The Missi Group Rocks are subsequently folded during the second major folding event forming the McLeod Lake Syncline.
During the F2 folding event, structural planes of weakness formed parallel to the axial hinge of the syncline generating a structural pathway for late stage mineralizing hydrothermal solutions (Figure 7b). As the McLeod Lake syncline formed, slippage along rock units of contrasting competencies created zones of brittle fracture and greater permeability. As gold bearing solutions migrated up the structural break, dispersion occurred along favorable sites and fracture patterns were created between differing rock layers reacting to an applied homogenous strain. The 1987 drilling has indicated that the origin of the sill zone is not important, but rather, its contrasting competency with the overlying laminated metasediments has created a favorable trap for localizing gold bearing hydrothermal solutions (Figure 7c).
The Squall Lake gold depositional event may be time equivalent to other lode gold occurrences in the area. Past work by the Manitoba Department of Mines (Bailes and Schledewitz, 1998) was aimed at examining the stratigraphic correlation between gold mineralization along the southern margin of the Kisseynew Gneiss Complex from Flin Flon to Snow Lake. That work has shown that many occurrences are associated with mafic tuffs in contact with volcanogenic metasediments near the Nokomis Group (Amisk group), Sherridon (Missi Group) contact zone.
Deposits to the west include old Puffy Lake, Evans Lake and Nokomis Lake. It is proposed that the mineralized stratigraphic interval appears to mark a period of mafic and local felsic volcanism accompanied by increased fumarolic activity.


Missi Sediments
7a. Schematic of regional geology illustrating deposition of Missi Group sediments into basin.
SE
NW
McLeod Lake Syncline
Axial plane
F2
McLeod Road Thrust Fault
7b. Schematic illustrating formation of McLeod Lake Syncline and structural planes of weakness parallel to axial trace.
UPPER SILICIFIED ZONE GOLD
LOWER SILICIFIED ZONE GOLD
Slippage during F2
Structural plane
Migrating fluids
7c. Idealized schematic illustrating ore dispersion along contacts of rock layers that have contrasting competencies.
LEGEND (for 7a, b)
MISSI GROUP
Sediments
AMISK GROUP
Metasediments
Intermediate to felsic volcanics
Basic volcanics
BASEMENT
Granite
LEGEND (for 7c)
MISSI GROUP
3b. Sill Zone
2. Unsubdivided metasediments - gneiss
2a. Laminated metasediments - arkosic
AMISK GROUP
1e. Staurolite schist
Gold
Garson Resources Ltd
Figure 7
SQUALL LAKE PROJECT
SCHEMATIC DIAGRAM of GOLD DEPOSITION
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown
LUMINAI DRAFTING LTD. sqo-oredep
After: Cavey 2002

MINERALIZATION

Ten zones of gold-arsenopyrite mineralization have been identified on the Squall Lake property through previous exploration programs from 1943 to 1987. The zones occur within a 40-60 m stratigraphic interval above the staurolite schist (Amisk Group) unit and are aligned over a 10 km strike length along the northwest flank of the McLeod Syncline. These zones have been named K1, K5, K7, K10, K11, Margaret (North and South), Margaret Extension, South, F1 and Moon Gertie Zones. Two other similar zones outside the current property boundary, the Bay and the North Zones, are located along the same geological horizon to the northeast of the ten zones identified to date on the MBMI property. This section contains a brief discussion of the zones with the most historical exploration.

Gold mineralization on the Squall Lake Property, like many producing gold mines in the Archean, exhibits an erratic distribution of gold grains. Gold occurs as coarse free grains and as smaller particles within and adjacent to arsenopyrite mineralization. The erratic distribution means that overall grades predicted from well spaced drill intersections can have a high margin of error. The nugget effect is readily apparent in drill core assays. Re-assays of various intersections obtained by Barrick in 1984 often yielded vastly different results. In 1987, the first four holes drilled by Zenco Resources at the Margaret Extension Zone were re-drills of holes done by Barrick in 1984 and the results of three of the four were totally different. The important implication is that diamond drilling information, considered in isolation, may well be misleading when consideration is given only to the economic value of the drill core assays. In other words, diamond drilling information should be utilized for outlining the existence of favorable gold bearing structures as well as to facilitate reserve and resource estimations but should be coupled with the collection of bulk samples.

In this regard, the last two exploration programs in 1990 had been designed to provide information about the concentration of gold with respect to the various vein systems, host rocks and associated alteration patterns. This was done by compiling all the known drill results combined with detailed sampling of the various vein systems and host rocks at the various surface occurrences. The purpose of this was to identify the important parameters with respect to economic gold concentration so the interpreted results from future drill programs are not based strictly on drill core assays.

Detailed sampling at most of the known surface occurrences, as well as drill log compilation, has consistently proven that the highest grade gold mineralization is directly associated with quartz veins that are rimmed by masses of fine grained arsenopyrite and a light green alteration identified in thin section as scorodite and/or secondary arsenates +/- chlorite +/- epidote (Harris, 1989). These veins most commonly occur as tabular veins, sub-parallel to the enclosing stratigraphy, and as tightly folded and contorted veins that can also have a near vertical attitude. The highest concentration of these veins occurs within the sill-ash complex within 10.0 m of the contact with the overlying laminated metasediments, representing the Lower Silicified Zone.

Margaret Extension Zone

The Margaret Extension Zone has received the majority of the most recent exploration. Two main

mineralized horizons have been recognized in the Margaret Extension: the Upper Silicified Zone, and the Lower Silicified Zone. Both represent major lithological contacts. Discontinuous lenses of mineralized rock also occur in silicified zones in the middle and at the base of the sill ash complex. A third mineralized zone was encountered in the 1990 drilling above the base of the sill-ash complex in the Margaret Extension area.
The majority of the mineralization on the Squall Lake property occurs within the Lower Silicified Zone that is found within the upper ten meters of the sill-ash complex. Gold and arsenopyrite mineralization commonly occurs along the margins of quartz veins that occur sub-parallel to and crosscutting the stratigraphy. The Lower Silicified Zone occurs at or near the upper contact of the sill zone (3b), within ten meters of the overlying metasediments, with mineralization locally extending five meters into the metasediments. The mineralization occurs as a cigar shaped structures and discontinuous lenses with a strike of 40° and a dip of 8°-12°. Alteration of the sill-ash complex occurs as pervasive silicification, saussuritization of feldspars and biotization, along with disseminated arsenopyrite mineralization. A distinctive light green alteration, identified as scorodite and/or secondary arsenates occurs along the margins of the higher grade quartz veins. The Lower Silicified Zone is best seen in surface exposures at the Moon Gertie and Margaret (North and South) Zones.
A second mineralized zone called the Upper Silicified Zone occurs in laminated metasediments, 10-20 meters stratigraphically above the top of the sill-ash complex. The Upper Silicified Zone occurs at or near the upper contact of a fine grained, laminated metasedimentary gneiss (Unit 2a) with the overlying arkosic metasediments (Unit 2). Mineralization occurs as narrow 50° striking, 8°-12° dipping, cigar shaped structures consisting of coarse free gold and up to 10% fine to coarse grained disseminated arsenopyrite within silicified pockets and as halos surrounding quartz veins. The zone is characterized by high grade, erratic gold values over narrow widths. The only significant occurrence of this zone known to date occurs at the Margaret Extension area. Surface work and limited diamond drilling at the Moon Gertie occurrence suggest similar structures may exist, however additional work is required to prove up the potential.
A third mineralized zone was encountered approximately 10.0 meters above the base of the sill-ash complex in the Margaret Extension area. The zone was characterized by several quartz veins with green alteration rims and 0.5 to 1.0 percent disseminated euhedral arsenopyrite within strongly foliated sill-ash complex. Assay results returned 5.35 g/t over 1.40 meters including 10.0 g/t across 0.70 meters. This intersection represents the mid point of a 50 meter lens outlined by two previous diamond drill holes, 84-23 and 84-84 which returned 4.46 g/t over 8.40 meters and 3.91 g/t over 6.0 meters respectively.

Margaret Zones

The Margaret North and Margaret South Zones were exposed from previous exploration. The Margaret North Zone exposure consists mainly of the laminated metasediments directly overlying the sill ash complex, which in turn is obscured by overburden. Narrow quartz veins less than 2 cm in width were apparent. Again, two sets of quartz veins were evident - one earlier set of narrow, steeply dipping, concordant veins, and a second set of highly contorted veins, with various dips. Visible gold was noted from a highly contorted vein. A grab sample analyzed 0.194 opt (sample #14106) while a sample of the adjacent metasedimentary wallrock returned 70 ppb (sample #14105). A grab sample of a nearby 1.0 cm wide concordant quartz vein returned 220 ppb (sample #14101). The Margaret South Zone exposure covers the top 5-

10 meters of the sill ash complex immediately below the overlying metasediments. Detailed mapping and sampling again indicated 2 sets of quartz veining. The discordant, folded veins were accompanied by strong alteration and arsenopyrite mineralization, and yielded higher gold values up to 1.21 opt. Visible gold was noted in the altered sill rock adjacent to a discordant quartz vein. The nugget effect is apparent on all levels of sampling conducted at the Squall Lake property. One of the best example occurs at the Margaret South occurrence where closed spaced drilling in 1985 indicated an average gold grade in the 2.0 - 2.7g/t (0.06 oz/ton - 0.08 oz/ton) range whereas a 181 tonne (200 ton) bulk sample (1946) yielded an average grade of 8.9g/t (0.26 oz/ton) gold. A 1989 one tonne bulk sample by Graham Gold Mining Corp. at this location yielded 14.47g/t (0.422 oz/ton) gold.
Detailed sampling of these veins at the Margaret South surface exposure yielded high-grade results. Thirteen separate samples of vein material weighing in excess of 30.0 kilograms each returned gold values ranging from 1.8 - 157.3g/t (0.052 - 4.589 oz/ton) with an overall average grade of 52.2g/t (1.522 oz/ton) gold (LeBel, 1989). Sampling of the wallrock within 10.0 cm to 20.0 cm adjacent to the veins yielded gold grades ranging from 3.4 - 11.0g/t (0.10 - 0.32 oz/ton). The majority of the overburden stripping was completed at the Margaret South Zone. Stripping began at the location where the previous bulk samples were taken (L40 +00 south, 7+25 west) and followed the zone southwest for approximately 125 meters where the zone continued into heavy overburden. The zone, which represents the surface expression of the lower silicified zone, ranges in width from 0.80 to 2.80 meters and dips from 28° to 32° to the southeast. At the bulk sample location the zone occurs within the sill-ash complex directly below the contact with the overlying laminated metasediments. As the mineralized zone was followed to the southwest it becomes progressively further from the contact and at 41+25 south it is 15.0 to 20.0 meters below the metasediments, within the sill ash complex.
The zone is strongest near the lithological contact where it consists of a stockwork of shallow dipping quartz veins which range in width from 1.0 to 20.0 centimeters. As the zone gently crosscuts into the sill ash complex, it is characterized by wider quartz veins that rapidly pinch and swell and show a more erratic distribution.
Mineralization consists of 2%-3% disseminated arsenopyrite within altered sill ash complex host rock. Massive fine grained arsenopyrite occurs on vein margins and in fracture filling within the veins themselves. Minor pyrite and sphalerite was noted on the margin of a narrow 1.0 centimeter quartz vein that also had abundant visible gold along the vein margin. Abundant visible gold was also noted at location 40+80 south. At this location, gold was found chiefly on the vein margins and within fracture planes of a 30 centimeter wide quartz vein.
Alteration of the sill-ash complex consists of pervasive silicification and, biotite development adjacent to the more heavily mineralized areas and along vein margins. A distinctive green alteration occurs along the vein margins and within the adjacent host rock of the narrow, high grade quartz veins. This green alteration has been identified as scorodite and/or secondary arsenates (Harris, 1989). Channel sampling of the Margaret South Zone yielded results very similar to drill indicated grades ranging from 1.4 g/t (0.04 oz/ton) gold to a maximum of 6.5g/t (0.189 oz/ton) across a 2.0 meter width. These samples again illustrate the impact of the nugget effect and the unreliability of small size samples when compared to larger sized samples taken from the same material.

Moon Gertie Zone

In 1990, Graham Gold completed a compilation of existing Moon Gertie data combined with a

structural interpretation in order to explain the differences that are apparent between this occurrence and the Margaret Extension and Margaret South occurrences. Mineralized structures at the former occurrences are sub-parallel to parallel to the enclosing stratigraphy and generally follows the contacts between differing lithologies. At the Moon Gertie occurrence, mineralization is associated with subvertical structures believed to be related to large scale sub-vertical Riedel shear zones generated by over-thrusting along the McLeod Road Thrust Fault. These structures are evidenced by a prominent pervasive, sub-vertical foliation within the sill-ash complex defined by biotite crystals and arsenopyrite mineralization, as well as the majority of the quartz veins. At the Moon Gertie surface exposure, the quartz veins crosscut stratigraphy and extend into the overlying laminated metasediments, which indicates a strong, structural control dominates rather than lithological controls.

Structural work interprets the Moon Gertie Zone as lying within a wide deformation zone, which is one of several structures of this type that occur on the property. Several lenses of gold mineralization associated with quartz veining and arsenopyrite mineralization parallel to sub-parallel to this subvertical shear structure have been intersected in previous diamond drilling done between lines 42+00S and 45+00S. These lenses have preferred strike orientations ranging between 040° and 070°. However due to the preliminary nature of the exploration to date, the vertical extent and strike extension of these lenses has yet to be determined. Some of the most encouraging intercepts returned to date include 5.4 m grading 5.8g/t (0.17 oz/ton) gold, 3.0 m grading 12.8g/t (0.374 oz/ton) gold and 2.4 m grading 5.1g/t (0.15 oz/ton) gold. It should also be noted that considerable potential exists to discover additional mineralized lenses to the southwest of the Moon Gertie surface occurrence where the stratigraphy appears to be folded towards the nose of the McLeod Lake Syncline. In 1990, Graham Gold collected a 52.3 tonne bulk sample from the Moon Gertie Zone. Methodology and procedures are discussed in the "Exploration" section of this report, results from that work will be discussed in the "Mineral Processing and Metallurgical Testing" section of this report.

F1 Occurrence

The F1 occurrence was discovered by overburden stripping of the projected contact of the sill ash complex and the laminated metasediments between the Margaret South and Moon Gertie occurrences, at grid location 43 + 50 south, TL 6 + 00 west. The exposure revealed strongly deformed sill-ash complex with a prominent sub vertical foliation defined by pervasive biotite enriched shears and subvertical arsenopyrite mineralization. The biotite shears range in width from 1.0 centimeter to composite shears up to 40 centimeters in width which have an overall preferred orientation of 040° to 045°. Alteration of the sill-ash complex consists of pervasive silicification and biotization as well as tectonically generated sausseritization of feldspars. Quartz veins within the biotite shears are subvertical to vertical, straight and narrow, never exceeding 4.0 centimeters in width. Quartz veins crosscutting the foliation are fractured and folded and contain increased amounts of arsenopyrite mineralization and green alteration than the quartz veins hosted within the biotite shears.

Channel sampling across the zone yielded strongly anomalous gold across a 14.0 meter width with the highest result being 5.0g/t (0.147 oz/ton) gold across a 1.0 meter width. Two grab samples of narrow quartz veins rimmed by fine grained arsenopyrite and green alteration returned grades of 19.2g/t and 59.2g/t (0.560 and 1.726 oz/ton) gold.

K7 Occurrence

The K7 occurrence is located on the strip of land between McLeod and Squall Lakes at grid location 20+50 south, 7+00 west. The occurrence is hosted within the sill-ash complex approximately 4.0 meters stratigraphically below the contact with the overlying metasediments. This occurrence was drill tested in 1981 (Camflo Mines Ltd.) with the erratic results. The occurrence is hosted within strongly foliated and altered sill-ash complex. A prominent, near vertical, pervasive foliation is defined by biotite crystals, and, biotite rich anastomosing shears with an overall strike direction of 040°. Alteration of the sill-ash complex consists of pervasive silicification, biotization and sausseritization of feldspars.
Two sets of quartz veins are evident. The first and more dominant set occurs as flat lying and folded quartz veins that occur both sub-parallel to and crosscutting the foliation. Large flat lying quartz veins display strong fracturing in two directions, and generally carry low gold values ranging from 140 to 180 ppb. Narrow quartz veins ranging in width from 1.0 to 4.0 cm crosscut the foliation at high angles and are both fractured and folded. These veins are usually rimmed by fine grained arsenopyrite and light green alteration and carry significant gold mineralization. High grade results have been consistently obtained in grab sample from the narrow folded veins that crosscut the stratigraphy with gold values as high as 36.3 g/t and 44.9g/t (1.06 and 1.31 oz/ton). The second set of quartz veins occurs as narrow sub-vertically dipping veins parallel to the foliation, within or adjacent to biotite rich shears. Individual vein thickness rarely exceeds 2.0 cm. Gold values are generally lower than 500 ppb with a maximum value of 6.4g/t (0.187 oz/ton) gold returned from the 1987 sampling program.

South Zone

The South Zone is located at 51+10S and 3+25E. The zone was discovered by prospecting a gold soil geochemical anomaly (85 ppb) coincident with the mapped contact of the sill ash complex and the metasediments. A series of steeply southeast dipping quartz veins 0.5 to 2.0 centimeters in width are hosted by laminated metasediments and accompanied by arsenopyrite mineralization channel sampling yielded anomalous results, the highest being 2.7g/t (0.079 oz/ton) over a 1.0 meter length. The veins did not extend into the underlying sill ash complex. Although channel sampling results are relatively low, the occurrence of mineralized quartz veins along the contact is very significant. It extends the down strike extension of gold-arsenopyrite mineralization approximately 500 meters. In addition, the South Zone lies approximately 900 meters closer to the fold axis of the McLeod Lake Syncline therefore 900 meters down dip from the relative position of the Margaret and K Zones and approximately 600-700 meters down dip from the Moon Gertie Zone.

EXPLORATION

Garson Resources itself has conducted no exploration on the property. The summary of recent exploration, conducted by others, that follows is taken from the 2002, technical report by Mr. Cavey with updates of more recent work.

Recent exploration began in early June 1987 with the establishment of a cut line grid over the entire property. Lines were spaced every 100 meters with picketed stations every 25 meters. The original 1980 baseline utilized by Camflo Mines Ltd. was re-used as a base for the 1987 linecutting program. Geological mapping at a scale of 1:2500 was completed on lines 41+00S to 52+00S. The purpose was to map the nose of the McLeod Lake Syncline and to laterally trace the mineralized horizon around the fold. Detailed prospecting was carried out, and concentrated on the nose of the McLeod Lake Syncline as well as in the Amisk metavolcanic rocks in fault contact with the syncline. Biogeochemical sampling of alder and spruce leaves was completed at 25 meter intervals over select lines, a total of approximately 1300 samples were collected. Zenco collected approximately 1000 B-horizon soil samples at 25 meter intervals from selected areas. Both biogeochemical and B-horizon soil sampling surveys proved to be effective methods for locating near surface gold mineralization. A strong and broad soil anomaly was detected over the Moon Gertie showing with values up to 1.54 g/t (0.045 oz/ton) and other values as high as 460, 750, 850 and 930 ppb. This anomaly occurred over approximately 200 meters on lines 45+00S and 46+00S between 2+00 and 4+00W. Scattered spot highs were recorded around the nose of the fold including 190 ppb on line 48+00S at 0+50W, and 80 ppb on the 51+00S at 3+25E (South Zone). In each case, prospecting uncovered arsenopyrite bearing, quartz veins. Prospecting of two other anomalies failed to identify any mineralization. These areas occurred on line 52+00S between 4+50 and 5+00E (35 ppb and 30 ppb), and along baseline 0+00 from line 33+00S to 35+00S (520 ppb). Outcrop in both areas was good and was characterized by basic sills within metasediments. The geochemical survey also successfully delineated the mineralized horizon containing the K Zones, between lines 22+00S and 28+00S. Values in the area ranged from 40 ppb to 300 ppb with a spot high of 710 ppb. The biogeochemical survey indicated slightly elevated values in the Moon Gertie Zone with values of 2 and 3 ppb. Two singular one-station anomalies occurring at BL 0+00 on line 29+00S, and at 4+50E on line 28+00S (11 ppb) were prospected and determined to be erratic in nature. A single one-station anomaly at the base line and 52+75S returned a value of >1000 ppb (1.3g/t). The anomaly lies in the schist, away from the main mineralized horizon. Follow up soil, humus and rock sampling failed to reproduce the original result. The highest soil value from the re-sampling was 15 ppb, the highest humus value was 5 ppb and the best rock sample was 30 ppb gold. Therefore the anomaly has been treated as an erratic, transported anomaly. No further follow up is warranted in this area.

A ground magnetometer survey was completed over the entire grid using EDA Omni IV magnetometers. A VLF-EM survey using a Geonics EM-16 receiver tuned to the transmitter in Seattle, WA was completed on lines 44+00S to line 52+00S. The magnetic survey on the 1987 grid outlined a series of narrow, linear anomalies up to about 1,000 gammas above background. Between line 41+00S and 48+00S the pattern of the anomalies takes on the aspect of a fold. The fold appears to be asymmetric i.e. more open toward the northwest with its nose in the region of 48+00S, 4+00E which is in good agreement with its shape determined from

bedding altitudes. The anomalies probably reflect mafic sills, but it appears that not all of the sills are magnetic, including the main sill which hosts the known mineralization.
There is an obvious dislocation between the main body of magnetic anomalies and those that define the nose of the fold, which is difficult to explain without a fault. The results support several possible strikes for such a fault, one of which strikes roughly east/west directly through the Moon Gertie Zone on line 45+00S. Quartz veins on the property follow a similar structural trend. The mineralization on the nearby Snow Lake Mines property is also associated with east/west structures. The VLF-EM survey detected a large number of anomalies who's in phase peak to peak amplitudes varies from a few percent to 224%. These anomalies identify a number of conductors that are continuous with conductors outlined by previous VLF-EM surveys on the property. The causes of the conductors cannot be ascertained based on the results of the VLF-EM survey above. Nothing, such as faults, shear zones or sulphide zones was observed in geology that would explain the conductors. The known mineralization appears to be related to structures. However, no strong shearing is evident and original structure may have sealed after deposition of the mineralization.
Most of the conductors outlined by the present and previous surveys fall in swampy areas between ridges of outcrop. The high resistivity contact between the swampy ground and bedrock is sufficient to cause many of the conductors and therefore provides their most plausible explanation. It is possible, however, that the swamps occupy differentially weathered zones of weakness caused by faults or shear zones. In this case, the VLF-EM would serve to indirectly identify such structures if they do indeed exist. The final VLF-EM and magnetic maps were created by Urquhart Dvorak Ltd. of Toronto.
In late September 1987, approximately 16 kilometers of induced polarization coverage was completed on selected lines between 38+00S and 52+00S by OreQuest personnel. This survey was done in the time domain with an EDA IP-2 receiver and a Phoenix IPT-1 transmitter using the dipole-dipole electrode assay with an electrode spacing of 25 m expanded through 4 separations. The geophysical data was processed and compiled in the field using an Eagle XT computer. The survey outlined a number of weak chargeability anomalies with amplitudes up to 25 msec. The anomalies at the very west ends of line 38+00S, 39+00S, 41+00S, 42+00S, 43+00S, 45+00S, 46+00S, 47+00S, and 48+00S occur within staurolite schist and are probably caused by minor amount of pyrite occasionally observed within this unit. Anomalies at the east ends of lines 45+00S, 49+00S, 50+00S, and 52+00S emanate from mafic volcanics which border the eastern side of the property.
With a few exceptions the other anomalies recorded by the survey correlate with known mineralization. This correlation is most dramatic on line 45+00S where a 250 m wide anomaly between 2+25W and 3+75W coincides almost exactly with mineralization in the Moon Gertie Zone. In places, for example, on lines 38+00S, 39+00S, 41+00S and 42+00S the anomalies associated with the known or expected mineralization consist of two diagonals of high chargeabilities separated by an area of low values. This type anomaly pattern emanates from a thin, flat-lying body, a model which emulates the known mineralization quite well.
The survey successfully traces the mineralization from the Margaret Zone on line 38+00S all the way to line 52+00S. There is no anomaly on line 43+00S, 46+00S and the BL possibly because of one of the reasons discussed below. No survey was carried out where the zone crossed line 49+00S.
The anomalies are probably caused by arsenopyrite which commonly occurs with the gold

mineralization. Because of low grade and restricted size of the arsenopyrite mineralization, not all of the zones are evident in the survey results. Another factor in the detectability of the zones is the high resistivity contrast between the overburden and bedrock. In cases where the overburden is thick enough, very little response can be expected from the mineralization zones, with already low intrinsic IP response, in the underlying bedrock. To site an example, there is no evidence of an anomaly at the extrapolated position of the Moon Gertie Zone near 49+00S on the base line because it occurs under thick swamp evidenced by the low resistivities sustained from N=1 to 4; whereas anomalies are evident on line 48+00S and 50+00S.
There are five unexplained anomalies on the property. They occur at:
L38+00S, 4+75W-5+25W
L39+00S, 4+70SW-5+00W
L41+00S, 2+25W-2+50W
L46+00S, 8+00E-8+50E
L48+00S, 3+50E-3+75E
The first two anomalies may form another mineralized zone parallel to the Margaret Zones. The anomalies on lines 41+00S and 48+00S occur in metasediments at depth of approximately 25 meters. Prospecting in the vicinity of the 48+00S anomaly failed to uncover any mineralization. The anomaly on line 46+00S occurs within sill rocks along the eastern edge of the property. It is weak and has limited strike length because no correlating responses were recorded on lines 45+00S and 48+00S.
In October 1987 an extensive stripping/trenching program was undertaken to primarily expose the Moon Gertie Zone as well as examine the South Zone. The stripped area was selected based on a compilation of results of the previous mentioned programs. The stripping was subcontracted to G & E Resources of Snow Lake, utilizing both a D-7 bulldozer and a Caterpillar backhoe. Washing and channel sampling of the mineralized zones was carried out by OreQuest personnel. Approximately 205 meters of channel sampling was completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. The actual stripped area was selected for the following reasons:
1) numerous old trenches were located during the mapping program and indicated the presence of abundant quartz veining and arsenopyrite mineralization.
2) geochemical and biogeochemical sampling surveys yielded strongly anomalous gold results over a 175 meter length on both line 45+00S and 46+00S.
3) an induced polarization survey had indicated a broad anomaly on line 45+00S, the strongest response of the survey.
4) the area had received the least attention with respect to diamond drilling from previous drill programs.
Two main areas within the stripped area were washed for detailed study. These were designated washed area WA 1 (Figure 8), and WA 2 (Figure 9). The stripping revealed the presence of widespread quartz veining accompanied by consistent arsenopyrite mineralization in the Lower Silicified Zone. The density of quartz veining was higher than at the Margaret North and Margaret South Zones, also in the Lower Silicified Zone and at least three generations of quartz veining were noted. The mineralized zones were characterized by a strong near vertical fabric in the sill ash complex. Repetitions of metasediments and sill rock in parallel fashion may be the result of tight folding, which is clearly evident in one set of quartz veining. Sampling returned erratic results. The highest was sample #14371 which yielded 35.7g/t (1.04 oz/ton) over one meter from WA 2 (Figure 9). This sample cut a strongly folded

quartz vein. Good visible gold was noted along the vein margin of a crosscutting quartz vein in WA 2, but a channel sample yielded only 1.7g/t (0.051 oz/ton) across 1 meter (sample #14391). Anomalous gold was apparent over a 20 meter width at the south end of WA 2 and was open at both ends. A grab sample (#14393) of sill rock with arsenopyrite mineralization and green alteration (amphibole) yielded 11.9g/t (0.346 oz/ton), yet a channel sample 20 centimeters away yielded only 220 ppb (#14329, WA 1). Clearly, the gold is not evenly distributed.


0
1.0
2.0 m
Scale
A
1
2
3
14320
260
14321
380
14322
0.071
14323
480
14324
0.29
1% asp
5-7% asp
5% asp
2% asp
15% asp
3f
10% asp
14392
14325
25
14326
160
14327
280
14328
0.031
14329
220
LEGEND
Overburden
Biotite-feldspar schist
Quartz vein
Strike of quartz vein with dip
asp Arsenopyrite
Bulk sample description
Cubic metre sample number
Assay number
Channel sample
Assay result (Au in ppb)
Assay result (Au in oz/ton)
Surface trace of cubic metre sample
LUMINAI DRAFTING LTD.
Garson Resources Ltd
Figure 8
SQUALL LAKE PROJECT
MOON GERTIE ZONE
WASHED AREA 1
BULK SAMPLE LOCATION MAP
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown

After: Cavey 2002



3+40W
3+45W
3+50W
3+55W
45+30S
45+25S
45+20S
Garson Resources Ltd.
Figure 9
SQUALL LAKE PROJECT
MOON GERTIE ZONE
WASHED AREA 2
BULK SAMPLE LOCATION MAP
Manitoba
BY: G. C.
DATE: OCT. 2002
SCALE: As shown
LEGEND
Overburden
Sill Ash Complex: metamorphosed amphibolite
Biotite schist
Quartz vein
Strike of quartz vein with dip
Arsenopyrite
Visible gold
Bulk sample description
Cubic metre sample number
Assay number
Channel sample
Assay result (Au in ppb)
Assay result (Au in oz/ton)
Surface trace of cubic metre sample
LUMINAI DRAFTING LTD.
0 1.0 2.0 3.0 4.0 m
Scale

After: Cavey 2002

Previous rock sampling, trenching, drilling programs have encountered great difficulty in obtaining reliable assay results due to the `nugget effect', which occurs when gold exists in the coarse, free state. This effect is created by the presence or absence of large gold flakes in the relatively small volume of rock actually fired for a gold assay. To minimize the impact of the nugget effect explorationists attempt to obtain as large a sample as possible, hence a more accurate average gold content. This nugget effect is inversely proportional to the sample size taken, i.e. the larger the size of the sample, the less chance of the assay being influenced by random variations in mineralization. In order to mitigate this effect in trying to determine an average grade for the property, a bulk sampling program from the Moon Gertie Zone and the Margaret South Zone was completed. The initial 1988-1989 bulk sample program was designed to include samples from two mineralized areas on the Squall Lake property; the Moon Gertie Zone and the Margaret South Zone. However, when the actual field operation commenced in late November, 1988, only the Moon Gertie Zone was accessible by truck and excavating equipment. The Moon Gertie Zone, although it contains low gold values, was an ideal area to obtain a bulk sample, since it was washed to bedrock, relatively flat lying, well mapped and had channel samples taken during 1987, so assays could be correlated with any bulk sampling.

Bulk Sampling - Moon Gertie

The bulk sampling program in 1989 provided another attempt to diminish the consequence of the "nugget effect" and to allow the geologists the opportunity to verify results from various methods of sampling from the same location. It was decided to take approximately 50 tonne samples in order to try and "even out" any "nugget effect" present. Since sufficient channel sampling had been done, samples of one cubic meter were collected along selected surface channel sample locations. Fifty tonnes equated to 18 cubic meters or 18 meters of channel length along three separate areas on the Moon Gertie Zone. A specific gravity (S.G.) calculation of 2.68 for quartz vein and 3.00 for wall rock (country rock) material was used, with the vein accounting for 25% by volume of the total bulk samples. This gave a tonnage factor of 10.8 cubic feet per ton or a S.G. of 2.94 tonnes per cubic meter (Arndt, 1990).
After the bulk samples were extracted, they were sent to Coastech Research Inc in North Vancouver, a metallurgical lab for crushing, grinding, assaying and mini-pilot plant processing using gravity, flotation and cyanidation. This work was designed to provide accurate assay data for grade determination, plus give an indication of process response for future milling flowsheet design. It is not known if Coastech was a certified metallurgical lab at time the work was done although it is unlikely that OreQuest personnel would have sent the rock to an uncertified testing facility. The fieldwork took place between November 22 and December 4, 1988. Once the 18 square meters were outlined on the bedrock surface, a air track drill from Polar Drilling Ltd. of Winnipeg was used to drill 3" (7.6 cm) diameter holes 4 feet (1.2 m) deep along the edges of each square meter and in the center of the square (Figure 8 and Figure 9). Various hole patterns were tried, along with different hole depths, in order to optimize breakage of the rock as close to a cubic meter as possible.
Aside from experimenting with hole spacing and depths, various loads of dynamite and ANFO (ammonium nitrate and diesel oil) were used to insure the rock broke in chunks less than 8" (20 cm), but did not shatter into small pieces and fly from the blast area. Due to the

schistose nature of the country rock, the blasts often resulted in rock breakage along foliation planes, which produced long rectangular pieces or slabs. These rocks often represented material outside of the designated square meters, and therefore were not used as part of the bulk composite. During drilling, samples were taken of the drill cuttings and composites from all holes in a square meter were made and sent to TSL in Saskatoon for assay.
The blasts were made on individual square meters, but sometimes several meters were combined, depending on surface conditions. Blasting mats were used to reduce fly rock and keep the blasted muck in place. This method proved very effective in keeping muck in a given area and made sampling more accurate. When all 18 meters were blasted, representative samples of quartz vein and wall rock material were collected from 17 selected cubic meters and placed in 6 gallon plastic pails, each weighing approximately 30 kg. The total weight of these pails was 478 kg. The blasted muck was then excavated with backhoes and a front end loader which loaded the muck into dump trucks and took the material to a yard in Snow Lake where the loads were separated into two samples, labeled A and B. The broken rock was then hauled to a rock crushing facility 30 km south of Snow Lake.
The two bulk samples A and B, were then crushed in a 30" x 42" jaw crusher, set to 5" and ultimately loaded onto two highway flat deck trailers, with sides, and shipped to the metallurgical lab in North Vancouver, Coastech Research Inc. The bulk sample weights were approximately 22.6 tonnes for sample A and 29.7 tonnes for B. The 17 individual sample pails were also sent to Coastech Research by separate shipment.
A complete discussion of all the results from the analysis of the Bulk Samples A and B, channel samples, drill cuttings and 30kg pails can be located in the "Mineral Processing and Metallurgical Testing" section of this report.

Mini-Bulk Sampling - Margaret South Zone

Based on experience from the Moon Gertie bulk program, it was decided to take a similar, but smaller, mini-bulk sample on the Margaret South Zone. There weren't any washed outcrop areas, nor channel cuts to help choose proper sample locations, but an outcrop with a few high assays from past sampling gave a starting point for bulk sample collection. It was decided to take a one tonne sample of material in the form of a composite mini-bulk sample and a number of representative samples of quartz veins and wall rock. Drill results are sparse in this zone, but it is close to the up-dip portion of the good grade Margaret Extension Zone, known only from diamond drilling results. The same specific gravity values and tonnage factors were used as on the Moon Gertie Zone, i.e. S.G. for quartz vein material of 2.68, for wall 3.00 and a combined values of 2.94, assuming 25% of vein material in a bulk sample. For the Margaret South samples, it was decided to just composite and assay the mini-bulk sample, taken in 30 kg pails and crush, grind, split and assay each representative of vein material and wall rock material. The weight of the 32 pails making up the bulk sample was 1027.5 kg, while the weight of the 24 pails of vein and wall rock was 731.5 kg. All 56 pails were shipped to Coastech Research Inc. for sample preparation. This phase of sample collection took place between January 24 and 28, 1989. A backhoe was used to rip an outcrop consisting of wall rock and quartz vein capped by sediments. Then, three blasts were drilled using a jackleg drill with a 1 1/2" (3.8 cm) bit. Two of the areas were under the ripped outcrop sediment cap while the third was just to the north on the cleared main exposure of the zone. Approximately two cubic meters (six tonne) of rock were broken in each blast. Blasting was done with dynamite sticks in 4' (1.2 m) holes. Since the samples (both minibulk, and vein/wallrock) were being hand picked and placed in

pails more material was broken than was needed. This gave the geologist a chance to select more representative vein material. Samples of drill cuttings from each blast were collected and sent for assay. The blasting was done in a similar fashion as on the Moon Gertie.
Assay values from the three drill cutting samples were:
1. barren appearing main exposure 1.37g/t (0.040 oz/ton) Au.
2. first blast from lower outcrop 13.9g/t (0.405 oz/ton) Au
3. second blast from lower outcrop 11.2g/t (0.328 oz/ton) Au.
The assays from the representative quartz veins and wallrocks were:

TABLE II – MARGARET SOUTH MINI-BULK SAMPLE RESULTS

Quartz Vein Sample Number	Weight (kg)	Oz/ton Au	g/t Au	Wall Rock Sample	Weight (kg)	Oz/ton Au	g/t Au
MSQV 1	31	2.058	70.56	MSWR 1	34.5	0.286	9.81
MSQV 2	33	0.736	25.23	MSWR 2	33.5	0.116	3.98
MSQV 3	34	2.421	83.01	MSWR 3	31.5	0.242	8.3
MSQV 4	34	1.647	56.47	MSWR 5	31.5	0.024	0.82
MSQV 5	30	2.205	75.6	MSWR 6	33.5	0.174	5.97
MSQV 6	33	0.447	15.33	MSWR 7	19	0.176	6.03
MSQV 7	31	0.23	7.89	MSWR 8	32	0.238	8.16
MSQV 8&11	31.5	4.859	166.6	MSWR 9	32	0.01	0.34
MSQV 9	32	1.67	57.26	MSWR 10	30	0.604	20.71
MSQV 10	33	0.397	13.61	MSWR 12	31	0.04	1.37
MSQV 12	34	0.052	1.78	**Weighted Average**		**0.19**	**6.51**
MSQV 13	34.5	1.921	65.86				
MSQV 14	32	1.425	48.86				
Weighted Average		**1.531**	**52.5**				

The 1027.5 kg mini-bulk samples was processed in the following manner: the sample was jaw and cone crushed to minus 1" and riffled into smaller fractions and then composited and crushed to minus 1/4". This sample was then riffled into fractions and was composited. Then a secondary cone crusher was used to further reduce the particle size to minus 10 mesh. Riffling again into smaller fractions produced the two sub-samples for analyses. The 32 pail, 1027.5kg mini-bulk sample composite from all three blasts of the Margaret South Zone assayed 14.47g/t (0.422 oz/ton) gold (an average of the two sub-samples).
The weighted average gold assay of all of the quartz (MSQV) and wall rock (MSWR) samples is 33.10g/t (0.966 oz/ton) gold. Many of the quartz vein samples contained free gold, as did a few of those of the wall rock. When picking material to fill the pails it was apparent that the Margaret South Zone was going to give gold values considerably higher than the Moon Gertie. The 32 pail bulk sample also had a split sent for 32 element ICP analysis. However, according to Arndt (1990), nothing anomalous was apparent except high arsenic (>1%) values. This is consistent with the large amount of arsenopyrite present in the wallrock. Assay certificates with the results were not located by the author.
An additional overburden stripping program was carried out on the property during October

1989. Areas worked on included the Margaret South, K7 and F1 gold occurrences. The purpose was to expose the surface expression of the lower silicified zone in order to further establish the structural and mineralogical controls on the gold mineralization in order to aid future drill program planning when evaluating this horizon at depth. The mechanical stripping was subcontracted to G and E Contractors of Snow Lake, Manitoba who utilized a D-7 bulldozer and a P-235 Caterpillar backhoe.

In 2003 Coniagas Resources Ltd. re-established the former grid on the property and conducted a 19-hole drill program for a total of 1447.5meters drilled. The result of this drilling is covered under the drilling section.

DRILLING

The Squall Lake property has been drill tested by nine separate drill programs from 1945-1990. In total there have been approximately 568 holes drilled from a total of at least 32,557m (Figure 10). Precise numbers for drill holes and footages (meterages) are not possible, as some of the information for the earlier drilling was incomplete. The property was worked extensively in the 1940's, when Squall Lake Gold Mines diamond drilled 363 short holes (15,250m) that outlined the presence of nine zones of gold mineralization along a six kilometer stratigraphic horizon. Subsequent drill programs in 1981 and 1984 by Barrick Resources (formerly Camflo Mines Ltd.) and Zenco Resources (149 holes- 11,782m) indicated the presence of substantial gold mineralization within the Margaret Extension Zone.

A 1987 drill program completed by Zenco Resources consisted of 30 holes for a total contract of 3,272.3 m (10,736 ft.). Several target areas were examined, including: re-drilling of old Barrick/Zenco holes, testing the down dip extension of the Margaret Extension Zone and to further examine areas of known higher grade gold mineralization not fully delineated by previous drilling. The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. Gold deposition appears to be epigenetic in origin, and structurally controlled, occurring late in the tectonic history of the region. Structural sites favorable for gold deposition were formed as a result of the contrasting competencies of differing rock types reacting to a homogeneously applied strain. Gold mineralization in the Upper and Lower Silicified Zones is strongly associated with narrow 5 - 10 cm deformed quartz veins with an alteration halo consisting of silicification, chloritization, biotitization, strong arsenopyrite mineralization and minor tourmalinization.

In February 1990, Graham Gold Mining Corp. completed an 11 hole, 1,067m diamond drill program. Six holes tested the Lower Silicified Zone at the Margaret South occurrence and five holes tested the Lower Silicified Zone at the Margaret Extension occurrence. No new mineralized structures of economic significance were encountered at the Margaret South location and no further work was recommended in this area at that time. However, hole GG90-7 designed to repeat a previous low grade but highly altered section intersected 2.10 m of 4.83 g/tonne compared to 3.43 g/tonne over 1.20 m obtained in hole 84-54 to illustrate the variability of drill indicated grade and width. A deep hole designed to explore the Lower Silicified Zone at depth did not encounter any significant mineralization and/or alteration. Further diamond drilling in this area should concentrate on the down plunge extension of the mineralized body to the northeast where the deposit remains open. Visible gold commonly occurs on the vein margins as coarse, free grains, and as small grains within the fine grained arsenopyrite mineralization adjacent to these veins. As these veins were produced during the initial layer parallel shearing event (Hugon, 1989), it follows that they will be the most deformed as they would be subjected to all subsequent deformation. Since it is believed that gold emplacement on the Squall Lake property is a late stage event; these veins would provide the most favourable sites for the gold to concentrate from migrating hydrothermal solutions. Data compilation from previous drill programs indicates that two or more of these veins per meter often returned an intersection of > 5.1g/t or 0.15 oz/ton. However due to the nugget effect, the presence of these veins does not always guarantee economic drill results.


McLeod Lake
LEGEND
1987 and 1990 drill hole
Pre-1987 drill hole
0 100 200 300 400 m
Scale
Garson Resources Ltd.
Figure 10
SQUALL LAKE PROJECT
MARGARET EXTENSION
and MARGARET SOUTH
DRILL HOLE LOCATION MAP
Portugal

After: Cavey 2002

Therefore a plan map based on the concentration of these veins and associated alteration and mineralization was constructed (Figure11). The purpose was intended to filter out the negative impact of the nugget effect and thereby illustrate a structural framework that hosts the highest concentration of these veins, within the Lower Silicified Zone at the Margaret Extension and Margaret South areas.

The parameters utilized to rate each individual drill intercept were as follows:

1) a minimum 3.0 meter width;
2) number of quartz veins per meter;
3) percentage of arsenopyrite mineralization per meter;
4) presence of green alteration;
5) presence of visible gold,
6) actual drill core assay results.

A relative number was obtained for each drill hole intercept that was subsequently plotted on a plan map representing the lower silicified zone. It should be noted that all the intercepts are within 8.0 meters of the contact between the sill-ash complex and the overlying laminated metasediments. Contouring of the plotted numbers illustrates that definite patterns of favourable alteration and mineralization are apparent (Figure 11). The map shows that regular, en echelon zones or lenses occur striking 050° to 070° for both the Margaret Extension and Margaret South areas. The important observation is that this pattern agrees with the structural interpretation that a series of layer parallel Riedel (R) shears should exist. In addition, a series of cross structures striking 340° are also apparent which could represent conjugate Riedel shears (R_1). Structural interpretations have indicated that the RR_1 intersections should be the most favourable sites for gold deposition and the patterns illustrated by Figure 10 appear to confirm that prediction. When correlating the alteration plan map (Figure 11) with that of Inferred Mineral Resources (Figure 12), some differences are apparent. Figure 12 illustrates actual drill core indicated assay results. The general trend of the mineralization is similar at depth however the shallower mineralization becomes much more erratic. This is probably a function of the nugget effect, which often results in poor assay results even though favourable alteration and mineralization is present. In summary, the alteration plan map has clearly shown that a regular pattern does exist within the Lower Silicified Zone at the Margaret Extension and Margaret South areas. This pattern correlates with the structural model outlined by the structural interpretation. Future drill programs that follow up on these patterns should have a much higher degree of success than previous diamond drill programs.

Diamond drilling was conducted on the property in 2003, while the property was under option to Coniagas from Tri Energy / MBMI. The aim of this drilling was two fold: The first phase was a series of ten 'P' sized drill holes (figure 13). These holes where drilled in areas of known mineralization of the Margaret Extension zone. A total of ten vertical holes were completed with a total of 652.5 meters. The purpose of these holes was to obtain a larger more representive sample of the mineralization and hence a more accurate estimate of the grade by reducing the nugget effect. These holes intersected mineralized intervals at similar locations to holes drilled in the area. The holes all returned gold values over narrow widths. The best value returned 2.95g/tAu over 4.45m, within this interval was 38.18 g/t Au over 0.2m. Only a sliver of this core has currently been assayed. The remainder is in storage waiting for the completion of the bulk sampling procedure. Therefore no compilation has been conducted to determine if a larger core size is of benefit in returning a better estimate of the true grade. No study has been conducted on how this drilling compares to the additional drilling in the area.


McLeod Lake
30+00S
31+00S
32+00S
33+00S
34+00S
35+00S
36+00S
37+00S
38+00S
39+00S
40+00S
8+00W
7+00W
TL 6+00W
5+00W
4+00W
3+00W
2+00W
LEGEND
Favourable alteration and structure
Alteration based on:
i) percentage arsenopyrite mineralization per metre
ii) number of favourable quartz veins per metre
iii) presence of green alteration
iv) presence of visible gold
v) actual drill core assay
vi) 3.0 metre width
R Layer parallel Riedel shear
R' Consugate shear
o Drill hole
0 50 100 150 200 m
Scale
Surface
MARGARET SOUTH OCCURRENCE
1945 BULK SAMPLE
200 tons 0.26 oz/t
Garson Resources Ltd
Figure 11
SQUALL LAKE PROJECT
MARGARET EXTENSION
LOWER SILICIFIED ZONE
ALTERATION PLAN
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown
LUMINA DRAFTING LTD.
sqa-alt

After: Cavey 2002


McLeod Lake
30+00S
31+00S
32+00S
33+00S
34+00S
35+00S
36+00S
37+00S
38+00S
39+00S
40+00S
8+00W
7+00W
TL 6+00W
5+00W
4+00W
3+00W
2+00W
LEGEND
Inferred mineral resources
Waste
Drill hole
0
50
100
150
200 m
Scale
Surface
MARGARET SOUTH
OCCURRENCE
1945 BULK SAMPLE
200 tons 0.26 oz/t
LUMINAI DRAFTING LTD.
sqa-reserves
Garson Resources Ltd.
Figure 12
SQUALL LAKE PROJECT
MARGARET EXTENSION
LOWER SILICIFIED ZONE
INFERRED MINERAL RESOURCES
Manitoba
BY: G.C.
DATE: OCT. 2002
SCALE: As shown

After: Cavey 2002


"PQ" Core Drilling
BY
CONIAGAS RESOURCES LTD
SQUALL LAKE PROJECT
1 : 2500
800 W
700 W
600 W
500 W
3200 S
3300 S
3400 S
3500 S
3600 S
P1-03
P2-03
P3-03
P4-03
P5-03
P6-03
P7-03
P8-03
P9-03
P10-03

Figure 13

The second phase of the 2003 drill program was one of exploration drilling. Nine 'B' sized holes were drilled to test IP responses defined by geophysics conducted by previous operators. Figure 14. A total of 795 meters were drilled in 8 holes vertical and inclined holes. Hole B-15-03 intersected the most significant mineralization, returning 5.67 g/t Au over 0.28m. Most of the holes intersected short intervals of the ash-sill complex prior to intersecting the staurolite schist. This may indicate thinner intervals of the favourable unit or that the holes were drilled to close to the margins of the unit.


5000 S
4500 S
4000 S
500 W
0 E
500 E
"BQ" Core Drilling
BY
CONIAGAS RESOURCES LTD
SQUALL LAKE PROJECT

Figure 14

SAMPLING METHOD AND APPROACH

The following is a general description of the sampling methods utilized, approach taken and security measures in place during the 1987-1990 exploration programs. Mr. Cavey was present at various times to observe these procedures and confirm to their accuracy and was also directly responsible for supervising all the exploration programs.
Exploration began in early June 1987 with the establishment of a cut line grid over the entire property. The grid was cut with lines every 100m covering an area of approximately 3km by 2km in the southwestern half of the property. Approximately 1,300 biogeochemical samples were collected at 25 metre intervals. The sampling consisted of the collection of alder and spruce leaves; enough material was collected to approximately fill a two liter plastic sample bag. The bags were sealed with tape and shipped to the lab in large white rice bags. Approximately 1000 soil samples were collected at 25 metre intervals. The sampling consisted of the collection of B-horizon soil in a standard kraft paper soil sample bag. The soil samples were air dried on wire racks, transferred to large plastic bags and then shipped to the lab in large white rice bags. In late 1987, Zenco completed an extensive stripping/trenching program on the Moon Gertie Zone. The stripping was subcontracted to G & E Resources of Snow Lake, utilizing both a D-7 bulldozer and a P-235 Caterpillar backhoe. OreQuest personnel carried out washing and channel sampling of the mineralized zones. Approximately 205 meters of channel sampling were completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. Samples were collected in plastic sample bags. The bags were sealed with tape and shipped to the lab in large white rice bags. In late 1988- early 1989, Graham Gold Mining completed a bulk sampling program on the Moon Gertie, Margaret Extension and Margaret South Zones. Two samples, sample "A" 29.7 tonnes and sample "B" 22.6 tonnes were collected for a total of 52.3 tonnes were collected. The 52 tonnes was comprised of 18, one cubic metre samples collected from areas that were previously channel sampled. Once the 18 m³ were outlined on the bedrock surface, an air-trac drill from Polar Drilling Ltd. of was used to drill 3" (7.6 cm) diameter holes 4 feet (1.2 m) deep along the edges of each square metre and in the center of the square. The holes were loaded with loads of dynamite and ANFO (ammonium nitrate and diesel oil). During drilling, samples were taken of the drill cuttings and composites from all holes in a square metre were made and sent to TSL in Saskatoon for assay. When all 18 meters were blasted, representative samples of quartz vein and wall rock material were collected from 17 selected cubic meters and placed in six gallon plastic pails, each weighing approximately 30 kg. The total weight of these pails was 478 kg. The blasted muck was then excavated with backhoes and a front end loader which loaded the muck into dump trucks and took the material to a yard in Snow Lake where the loads were separated into two samples, labeled "A" and "B". The broken rock was then hauled to a rock crushing facility 30 km south of Snow Lake. The crushed samples were loaded onto two highway flat deck trailers, with sides, and shipped to the metallurgical lab in North Vancouver, Coastech Research Inc. The 17 individual sample pails were also sent to Coastech Research by separate shipment. In October 1989, Graham completed a second stripping/trenching program but this program concentrated on the Margaret South, F-1 and K-7 zones. The stripping was subcontracted to G & E Resources of Snow Lake, utilizing both a D-7 bulldozer and a P-235 Caterpillar backhoe. OreQuest personnel carried out washing and channel sampling of the mineralized zones. Approximately 90 meters of channel sampling were completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. A total 36

channel samples were collected form the Margaret South Zone, and 15 channel samples from the F-1 Zone all of which were collected in plastic sample bags. The bags were sealed with tape and shipped to the lab in large white rice bags. A total of 8 grab samples were also collected during this program, one from Margaret South and seven from the K-7 Zone. The samples were collected in plastic sample bags, the plastic bags were sealed with tape and shipped to the lab in large white rice bags.
All of the Squall Lake drill core from the drill programs in 1987 and 1990 were logged by OreQuest geologists, there were up to three different geologists involved in logging core at various times. Core recovery was generally very good, usually in excess of 90%. The diamond drilling was subcontracted to D.W. Coates Enterprises of Delta, British Columbia. A Longyear 38 diamond drill rig was utilized, recovering BDBGM core (1 11/16" diameter). Drill crew loaded the core into core boxes that were transported from the drill site by OreQuest personnel to the logging facilities in the town of Snow Lake. Core logging and sampling was done on site. No particular sample security measures were employed, i.e., the samples were not placed in tamper proof or tamper identifiable bags, were not shipped in tamper proof containers. All drill core was photographed, then the core boxes were nailed shut and the core was shipped to the laboratory. Core boxes that had not yet been logged, when stored on site, were in a secured, locked, building.

In 2003 Coniagas Resources drilling was conducted by Midwest drilling. The core was received from Midwest and taken to a core shack in Snow Lake. The core was logged by geological units and sampled based on mineralization and alteration as warranted by geologist Anthony J. Spooner P.Geo. Core recovery was very good commonly near 100%. Approximately 400 samples were obtained from the PQ sized diamond drilling and an additional 386 samples were obtained from the BQ drilling. After logging and sampling the drill core was then stored at the New Britannia Mine.

SAMPLE PREPARATION ANALYSIS AND SECURITY

Previous drilling programs have encountered great difficulty in obtaining reliable assay results due to the `nugget effect', which occurs when gold exists in the coarse, free state. This effect is created by the presence or absence of large gold flakes in the relatively small volume of rock actually fired for a gold assay. To minimize the impact of the nugget effect the core was assayed whole, to obtain as large a sample as possible, hence a more accurate average gold content. Prior to shipping, the entire core was photographed with sample locations and geological units marked on utilizing grease pencils. Average sample size was 1.0 metre. In addition, mineralized and/or altered sections of the core were analyzed for free gold/metallics, grinding the entire sample to a 150 mesh size. The free gold analytical method consisted of analyzing two representative samples from the - 150 fraction, and all the coarse fraction, +150, with a resultant overall weighted average. The remainder of the core was analyzed by regular fire assay methods. All drill core was sent to Technical Services Laboratories (T.S.L.) for analysis, who in the 1987-90 period, maintained a full service laboratory in Saskatoon, Saskatchewan. Vangeochem Labs (VGC) of Vancouver completed a number of re-checks. Both labs were certified Canadian laboratories at that time of the 1987-1990 exploration. The author is unaware if ISO certification was in place for any of the two labs during the 1987-1990 exploration programs. Zenco completed Biogeochemical sampling of alder and spruce leaves in 1987 over select lines. Samples were sent to T.S.L. Laboratories in Mississauga for gold analysis by neutron activation. Zenco also collected B-horizon soil samples from selected areas. Samples were sent to T.S.L. Laboratories in Saskatoon for gold geochemical analysis.

In 2003 Coniagas treated different sized core slightly differently. The 'B' sized exploration core was split longitudinally by core saw and then bagged with the appropriate sample number to be sent to the lab. A small sliver of core was cut from the 'P' sized core was first and then this sliver was then cut in half. One half of the sub-sample was the sent to the lab for analysis. The larger segment of core was selected for a bulk sample with the other portion of the sliver was maintained for future examination. All sample were sealed in rice bags and shipped to Accurassay Laboratory in Thunder Bay. Samples were assayed by regular fire assay with an AA finish. All procedures in handling the diamond drill core in the most recent drilling campaign appear to conform within industry standards.

DATA VERIFICATION

A program of quality control was in place throughout all the drilling programs. OreQuest personnel, under the supervision of the Mr. Cavey, completed all the sampling. All drill core was sent to Technical Services Laboratories and as a check, a number of re-assays were completed by Vangeochem Labs (VGC) of Vancouver. Due to the passage of time and the practices of that time, no detailed records exist which document the exact number of rechecks nor the frequency of rechecks preformed on the drill core. OreQuest reports for that time period state:
"*The rechecks were generally consistent with the original assays; some variance did occur but the results never changed the value from an uneconomic grade to an economic grade or vise versa. The variance can be attributed to the nugget effect.*"
Therefore, Mr. Cavey (2002) is of the opinion that the previous drill core sampling meets the spirit of the standards set out in NI 43-101. Further data verification occurred in 1987 with the cloning of four 1984 holes with 1987 drill holes. The first four holes of the 1987 program were designed to retest some of the better mineralized grade intersections encountered during previous drill programs. The purpose was to determine if previous results could be repeated and concurrently, establish the reliability of results obtained during the past drilling with respect to recent programs. The resultant drill core analysis demonstrated the erratic nature of the gold mineralization, with holes ZN-87-01 and 87-04 yielding similar but lower gold values in the same general vicinity as the 1984 intercepts, while holes 87-02 and 87-03 failed to duplicate previous results. The discrepancies were determined to be attributed to the "nugget effect" making direct data verification difficult.

Quality control for MBMI / Coniagas drilling in 2003 consisted of lab checks every 10th sample . No checks, standards or blanks were inserted into the sample stream.
A sample taken by the author, from a quartered section of the 'P' sized core returned 2.49 and 3.24 g/t Au while the original assay received by Coniagas was 2.24 g/t. This variation is probably due to the nugget effect and demonstrates the need to complete the bulk sample analysis and use pulp metallic methods when dealing with coarse gold.

ADJACENT PROPERTIES

Only one commercial gold deposit, the New Britannia Mine at Snow Lake (formally known as the Nor Acme Mine), occurs in the area and produced approximately 620,000 ounces of gold from 1949 to 1958. It lies approximately four kilometers southeast of the Garson Resources claim border. It was acquired by High River Gold Mines who with their 50% partner TVX Gold Inc. completed a major exploration program from 1987-1991 that proved up sufficient reserves to re-open the mine in 1995. In April 2000, the mine poured its 400,000 ounce of gold since re-opening. Reserves at Dec 31, 2001 stand at 2.3 million tonnes of 4.86 g/t gold, a total of approximately 358,000 ounces plus an additional 400,000 ounces of gold in the resource category. The New Britannia Mine was subsequently closed in 2004 and the 2000 t/day mill placed on care and Maintenance. The High River website indicates measured and indicated mineral resources of 2.21 million tonnes at 5.11 g/t Au remain within the property at the time the project was placed on care and maintenance.
" No diluted mineral reserves were estimated for December 31, 2004 because the mineral resources were unable to be translated into an economic mine plan. Mineral resources estimate was prepared by Kinross' qualified persons under the supervision of William J. Lewis, P.Geo., Chief Geologist, using a long-term gold price of US $400/oz and an exchange rate of Cdn $1.25 to US $1.00." (High River website)

Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, located immediately south of the Squall Lake property, had indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone. The Birch Zone is located approximately 2.5 km southeast of the Garson Resources claim boundary, the #3 Zone is located approximately 3.0 km southeast of the Garson Resources claim boundary. After a period of inactivity from 1987-1990, Snow Lake Mines was delisted from the Vancouver Stock Exchange in 1991. The property was optioned by High River Gold Mines in 1993 who after further work, announced geological resources of 558,000 tons grading 0.288 oz/ton in the #3 zone and 261,000 tons averaging 0.24 oz/ton gold in the Birch Zone (Canadian Mines Handbook 1994-1995). The historic resource figures generated by High River as reported in the Canadian Mines Handbook, are included in the terminology utilized at that time and the author is not aware if they are to CIM approved standards as required in NI43-101. High River mined approximately 250,000 tons from the #3 zone in the mid- 1990's as well as approximately 30,000 tons from the Birch Zone. All material was treated at their New Britannia mill.
The author has been unable to verify the resources reported and the adjacent properties and that the information is not necessarily indicative of the mineralization on the Squall Lake property.

MINERAL PROCESSING AND METALLURGICAL TESTING

Bulk Sampling Program - Moon Gertie Zone
The broken rock was then hauled to a rock crushing facility 30 km south of Snow Lake. The two bulk samples A and B, were then crushed in a 30" x 42" jaw crusher, set to 5" and ultimately loaded onto two highway flat deck trailers, with sides, and shipped to the metallurgical lab in North Vancouver, Coastech Research Inc. The bulk sample weights were

approximately 22.6 tonnes for sample A and 29.7 tonnes for B. The 17 individual sample pails were also sent to Coastech Research by separate shipment.

TABLE IV – MOON GERTIE GOLD ASSAY COMPARISON

Moon Gertie Zone - Sample Assay Comparison (Gold) - "A" Bulk Sample

Meter	Bulk Sample	Channel Samples (g/t)	Channel Samples (oz/ton)	Drill cuttings(g/t)	30 kg pails Wallrock (g/t)	30 kg pails Quartz Veins (g/t)
1	A	2.43	0.071	0.74		
2	A	0.48	0.014	1.47		4.64
3	A	9.94	0.29	1.65		
4	A	35.66	1.04	1.47	3.32	9.48
5	A	1.37	0.04	1.62	1.36	32.94
6	A	0.83	0.024	2.33	1.43	1.64
14	A	0.53	0.015	1.95		
15	A	1.1	0.032	1.75		
16	A	2.02	0.059	2.05		5.11
Average	**A**	**6.04**	**0.176**	**1.67**	**2.04**	**10.76**

Moon Gertie Zone - Sample Assay Comparison (Gold) - "B" Bulk Sample

Meter	Bulk Sample	Channel Samples (g/t)	Channel Samples (oz/ton)	Drill cuttings(g/t)	30 kg pails Wallrock (g/t)	30 kg pails Quartz Veins (g/t)
7	B	0.31	0.009	0.73	0.27	2.1
8	B	0.16	0.005	0.99	0.4	
9	B	0.08	0.002	1.75		2.76
10	B	6.14	0.179			
11	B	0.04	0.001	0.74		
12	B	1.3	0.038	1.62		
13	B	0.35	0.01	0.71		26.13
17	B	1.75	0.051	1.68	2.19	2.52
18	B	1.2	0.035	2.54		
Average	**B**	**1.26**	**0.037**	**1.35**	**0.95**	**8.38**

TABLE V - MOON GERTIE ZONE - GOLD ASSAY COMPARISON, "A" + "B" SAMPLES

Moon Gertie Zone - Bulk Sample Gold Assay Comparison, "A" + "B" Samples

Meter	Channel Samples Average (g/t)	Channel Samples Average (oz/ton)	Drill Average cuttings (g/t)	30 kg pails Wallrock Average (g/t)	30 kg pails Quartz Veins Average (g/t)
A	6.04	0.176	1.67	2.04	10.76
B	1.26	0.037	1.35	0.95	8.38
Average	**3.65**	**0.106**	**1.51**	**1.5**	**9.57**

Table IV shows the comparison of the channel samples assays and their corresponding drill cutting assays and wall rock/quartz vein assays. Columns with blanks indicate that no sample was analyzed. Taking the channel sample assays and placing them in either A or B bulk sample groups following the meters they represent, gives an average of 3.65g/t (0.106 oz/t) Au. This is close to the average from the 30 kg pail average from above of 3.55 g/t (0.1035 oz/t). The average assay from the drill cuttings of 1.52g/t (0.0442 oz/t) Au corresponds closely to the bulk sample averages of 1.42g/t (0.0415 oz/t) gold. The difference in the results from the 30kg pails and the drill cuttings can be attributed to the problems encountered with coarse gold.
Bulk samples A and B were processed in the following manner: each sample was jaw and cone crushed to minus 1" and riffled into 16 fractions and then four were composited (approximately6 t) and crushed to minus 1/4". This sample was then riffled into 16 fractions and 4 were composited to give a 1.5 t sample. Then a secondary cone crusher was used to further reduce the particle to minus 10 mesh. Riffling again into 16 fractions of 95 kg each produced samples for 8 assays plus 4 pilot tests. Because of variations in assays from the 8 sub-samples from each bulk (A and B), a minipilot test (gravity and cyanidation) was run on 4 sub-samples of each bulk. Since the tails assays were consistent for each bulk, 0.0041 oz/t Au for A and 0.0061 oz/t Au for B, head assays, a calculated head assay was determined by Coastech and combined to give an overall gold assays of 1.39g/t for sample A and 1.46g/t for sample B (Table VI):

TABLE VI - MOON GERTIE BULK SAMPLE RESULTS

Bulk Sample Number	Sample Weight (t)	Results g/t Au	Results oz/ton Au
A	29.7	1.39 +/- 0.25	0.0406 +/- 0.0073
B	22.6	1.46 +/- 0.01	0.0426 +/- 0.0003
Average	**52.3**	**1.42 +/- 0.14**	**0.0415 +/- 0.0043**

The 17 pails of quartz and wall rock samples were crushed as above and composited into two samples, quartz and wall rock, and riffled into 2 kg sub-samples and assayed for metallics with the following results:
Wall Rock 1.51 g/t (0.044 oz/t) Au (assume 75% by vol.)
Quartz Vein 10.21 g/t (0.297 oz/t) Au (assume 25% by vol.)
The gold recoveries from the direct cyanidation testwork all samples and gravity/flotation tests on just the composited samples are as follows:

TABLE VII – BULK SAMPLE GOLD RECOVERIES

Sample	Direct Cyanidation	Gravity and Flotation
Bulk Sample A	82%	n/a
Bulk Sample B	81%	n/a
Quartz Vein Composite	87%	95.8%
Wallrock Composite	89%	89.6%

These results indicate several important characteristics of the mineralization:
1. Bulk samples A and B gave marginal gold recoveries by cyanidation, however recovery improved somewhat in the quartz vein and wallrock composite samples. This could indicate that recovery by cyanidation may improve with increased original gold content.
2. The gravity and flotation recoveries were better than cyanidation, particularly in the quartz composite sample (95.8%)
3. According to Coastech Research, when all three methods are combined, the material will respond well in a plant system using gravity, flotation and cyanidation circuits in series.
Harris Exploration Services of North Vancouver were subcontracted to conduct a microscopic examination of three products from Coastech extraction tests done on the Moon Gertie bulk sample material, the gravity concentrate, the flotation concentrate and the flotation tails. Harris reported that the sulphide mineralogy is predominantly arsenopyrite, with accessory pyrrhotite, pyrite and trace chalcopyrite. The gangue is mainly quartz, plagioclase with accessory hornblende and trace biotite. The flotation and gravity concentrates are similar in mineralogy, but the gravity concentrates are more closely sized and have a higher ratio of arsenopyrite to pyrrhotite. Visible gold is present in both concentrates as liberated grains (25%), inclusions in arsenopyrite (59%), inclusions in gangue (12%) and an inclusion in limonite (5%). Gold grain size was found to be between 10 and 80 microns, with one grain of 200 microns.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Gold deposition within the Margaret Extension Zone occurs in two main, continuous horizons: the upper silicified zone, hosted within laminated metasediments, and the Lower Silicified Zone, which occurs at the contact and within the upper portions of a mafic sill and the overlying laminated metasediments. Contour intervals were selected to demonstrate the area of the Margaret Extension zone with gold assays better than 3.43 g/t (0.1 oz/ton) and widths better than 1.83 m (6 ft.). Tonnage and grade estimations were completed using the grams times meter product of greater than 6.0 grams/tonne x meters. Volumes were estimated using widths as determined by the minimum distance between drill sites in "grid North - South" direction, and the middle distance between drill holes on the same lines in longitudinal section plan. All grade data is uncut with the exception of two values; in 84-7, 196.46 g/tonne and 84-8, 787.89g/t. Both values have been cut to 64.57g/t (2.0 oz/ton). The historic resource figures generated by Graham Gold are included in the terminology utilized at that time and have been reclassified by the original engineer who did the prior calculation, Mr. R. Arndt P.Eng., to CIM approved standards as required in NI43-101.
The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. The Upper Silicified Zone occurs with the Missi arkoses, and has approximately 112,000 tonnes (123,400 tons) of material grading 4.35 g/t (0.127 oz/ton) (uncut). The Lower Silicified Zone occurs 15 - 20 meters stratigraphically below the Upper Silicified Zone at the upper contact of a biotite - hornblende - plagioclase sill and arkosic metasediments. An Inferred Mineral Resource of approximately 156,000 tonnes (172,000 tons) of material grading 5.04 grams per tonne (0.147 oz/ton) (uncut) has been outlined to date. These estimations of Inferred Mineral Resources in the Upper and Lower Silicified Zones has been delineated by the 1987 drilling and also by utilizing the data obtained in 1981 and 1984. The historic resource figures generated by Zenco and OreQuest were documented in the terminology utilized at that time. The original author of the 1987 resource calculation (Arndt 1987) has reviewed the work and confirms that these resources are to current CIM approved standards as required in NI43-101. The geometry of the Lower Silicified Zone is complex, forming numerous less continuous lenses at the same orientations as the Upper Silicified Zone, combined with areas of more widespread sheet like mineralization. Six additional isolated single hole intersections have not been used in the tonnage estimations. The Upper Silicified Zone forms a stratiform flattened cigar shaped body striking 40° and plunging at 8° to 12°. It is characterized by intense silicification, quartz veining, chlorite and carbonate alteration accompanied by 2 - 15% fine to coarse grained arsenopyrite mineralization and lies between lines 31+75S and 35+75S, averages 20 - 25 meters wide and averages three meters thick.
In 1989, Graham Gold re-estimated and reclassified the "*drill indicated geological reserves*" to a "*geological mineral inventory*" based in part, on the bulk sampling work and the diamond drilling completed in 1989. The historic resource figures generated by Graham have been reviewed and redefined to conform to the CIM approved standards as required in NI43-101. Graham reported resources in the Indicated and Inferred categories but since the exact parameters used for this recalculation were not reported in the old technical reports, all resources have been categorized as Inferred Resources (Cavey, 2002). In the most recent work for Graham Gold Mining Corp., Inferred Mineral Resources at the Margaret Extension Zone

had been estimated as follows (Arndt 1989) and are now listed in the CIM approved standards as required in NI43-101 (Arndt, 2002).

TABLE III – INFERRED MINERAL RESOURCES, MARGARET EXTENSION

Zone	Inferred Mineral Resource Tonnage (t) Gold	Grade (g/t)
Upper Silicified	100,000	4.85
Lower Silicified	337,000	5.40

The object of the 'P' sized core drilling in 2003 by Coniagas was to drill within the resource area of the Margaret Extension Zone. No resource update has been calculated on how this drilling will impact on the reported inferred resources. The bulk sample obtained from the 2003 Coniagas drilling has yet to be submitted for analysis. This sample should be processed and compared to the smaller sub-sample and the historical holes in the area to determine the effect of drilling the larger diameter core.

OTHER RELVANT DATA AND INFORMATION

The author is not aware of any other "Relevant Data or Information" needed to make this technical report understandable or complete.

INTERPRETATION AND CONCLUSIONS

The various vein systems were produced during the development of a property wide shear system that affected the entire McLeod Lake syncline. This shear system is a direct consequence of the overthrusting responsible for the McLeod Road Thrust Fault that occurs along the southeast boundary of the property. This thrust faulting initially generated a layer parallel shearing with the main controlling factor being competency contrasts between different lithologies. This type of Riedel (R) shearing accounts for the Lower Silicified Zone(s) at the sill-ash complex/metasediment contact, which represents the majority of the gold mineralization, discovered to date on the property. Mineralized zones conforming to this type of shear are expected to occur as a series of en echelon lenses throughout the entire McLeod Lake Syncline. The Margaret South and Margaret Extension occurrences conform to this type of shear. Overburden stripping at the Margaret South occurrence demonstrated that this particular type of shearing is also not necessarily parallel to lithological contacts. The important implication is that previous drill intersections from within the sill ash complex may actually represent mineralized zones that are continuous to the main Lower Silicified Zone in contact with the overlying metasediments. This could potentially add additional tonnages to the Margaret Extension mineral resources of the Lower Silicified Zone. The various diamond drilling programs at the Margaret Extension area have outlined an Inferred Mineral Resource which stand at 100,000 tonnes grading 4.85 g/t gold in the Upper Silicified Zone and 337,000 tonnes grading 5.40 g/t gold in the Lower Silicified Zone (the resource figures conform to the CIM approved standards as required in NI43- 101, Cavey, 2002). Future diamond drilling will be required to further define the extent of these zones. Quartz veining generated by the Riedel layer parallel shearing event occurs sub-parallel to the enclosing stratigraphy and in general carries the highest grades of gold mineralization since they are the most strongly deformed. Some of these veins are tightly folded and fractured due to a general compression with continued shearing generated by the overall dextral thrust faulting, related to the McLeod Lake Thrust Fault.

A second type of deformation that affected the property is responsible for the development of large scale, subvertical Riedel shears that cut across the McLeod Lake syncline. This is a transcurrent shearing event that occurred coeval and subsequent to the deformation that formed the Margaret South occurrence. Structural interpretation indicates that these two deformations to have occurred coeval and closely, without interruption following one another. This accounts for the veins at the various occurrences, which have both a horizontal (layer parallel) and subvertical (large scale R shear) component. The large scale subvertical shearing is evident at the Moon Gertie and F1 occurrences where the vein structures and the enclosing wallrock have a preferred subvertical orientation. These shears will also account for some of the drill intersections that occur within and near the base of the sill ash complex. Strike continuity of these subvertical zones through the sill ash complex is difficult to determine since these zones do not appear as strong as the layer parallel shearing generated zones, and in part because previous diamond drill programs were not conducted at optimum angles to consistently intersect them. Ground magnetic interpretation combined with the presence of small scale shears at the outcrop scale indicates a third type of deformation occurs on the property being akin to large scale C planes or large scale P shears (Hugon 1989). The overall significance of these shears is not totally known however the general rule would indicate that the intersection of these shears with other shears on the property would be favourable sites for gold deposition.

Structural interpretation of the eastern limb of the McLeod Lake syncline indicates a subvertical to overturned eastern limb. This is suggestive of strong deformation along the axial plane that is also where the greatest thickening of lithological units should occur. These facts indicate that the axial plane and the eastern limb have a high potential for the discovery of other mineralized bodies. This is based on the fact that the gold mineralization on the property is exclusively associated with structures generated by the over-thrusting and subsequent evolution of the McLeod Road Thrust Fault. Since the axial plane is the site of the strongest deformation and the southeastern limb of the syncline is much steeper than the northwestern limb, it follows that these areas of the property would have a higher potential for gold deposition. Further enhancing this fact is that the major gold occurrences in the immediate area including the Nor Acme Mine, The #3 Zone on the adjacent Snow Lake Mines property and the Bounter Zone are all splay faults directly off the McLeod Road Thrust Fault. This thrust fault marks the eastern border of the McLeod Lake syncline on the Squall Lake Property. There are several other targets on the property, which have excellent potential to host gold mineralization. These targets include the Moon Gertie Zone, the fold axis, and the southeast limb of the McLeod Lake syncline.

The Moon Gertie Zone, located approximately 0.5 kilometers southwest along the same stratigraphic position as the Margaret South occurrence, requires additional work. Previous diamond drilling in 1984 combined with extensive surface evaluation by Graham Gold Mining Corp. indicated that the mineralization is controlled by a series of wide, strong subvertical structures that contain lenses of gold arsenopyrite mineralization associated with quartz veining. Some of these lenses exhibit good strike potential of up to 150 meters where they remain open. In 1989, Graham Gold Mining completed a bulk sampling program on the Moon Gertie Zone. Two bulk samples were collected, sample A - 29.7 tonnes and sample B - 22.6 tonnes, a total of 52.3 tonnes. The samples returned values of 1.39g/t gold (bulk sample A) and 1.46g/t gold (bulk sample B). Additional drill testing is required to determine the dip and dimensions of these potential mineralized lenses.

Exploration programs have shown that gold mineralization on the property is directly associated with secondary structures generated during over-thrusting related to the development of the McLeod Road Thrust Fault. The fold axis and the southeast limb of the McLeod Lake Syncline both represent excellent geological targets. The fold axis constitutes a high priority target since it represents the site of maximum deformation of the syncline and potentially contains the greatest thickening of lithologies. The southeast limb of the syncline also constitutes a high priority target despite the lack of surface exposure of the sill-ash complex for the following reasons:

– it's proximity to the McLeod Road Thrust Fault, which shows a close spatial relationship to the past producing Nor Acme gold mine, and, the Snow Lake Mines gold deposits;

– steeper dips than the northwest limb suggest stronger deformation;

– sampling to the northeast on the adjacent property returned high grade gold results from a location stratigraphically equivalent to where the sill-ash complex should be located. On the Squall Lake property the surface expression of the sill-ash complex appears to cut off by overthrusting of the Amisk metavolcanic rocks from the northeast.

The following conclusions are based on the past various exploration programs completed on the Squall Lake property by various companies.

1) Gold mineralization on the Squall Lake property is believed to be associated with secondary structures generated by over-thrusting related to the development of the McLeod Road Thrust Fault, and subsequent evolution of the McLeod Lake Syncline.
2) The existence of Riedel Shears within competent material (i.e. the sill ash complex) generated during the early stages of over-thrusting suggests an en echelon distribution of these structures. These shears are generated by layer parallel shearing along contacts of lithologies of contrasting competencies. The Lower Silicified Zone at the Margaret Extension and Margaret South areas conforms to this type of structure. These zones do not necessarily conform to the contact between the sill ash complex and the overlying metasediments as seen at the Margaret South occurrence. This could potentially add additional tonnages to the Lower Silicified Zone at the Margaret Extension area, subject to future drilling.
3) Quartz veins generated during layer parallel shearing carry the highest grades of gold mineralization, as they are the first veins formed and any subsequent deformation would have affected them as well. Since gold emplacement on the Squall lake property is believed to be a late stage event, the gold would preferentially concentrate along these veins. Fine grained massive arsenopyrite mineralization along these vein margins may actually be deformed, earlier emplaced mineralization. This arsenopyrite mineralization aided in leaching the gold out of invading hydrothermal solutions. The green alteration is in part secondary arsenates, and, in part directly associated with hydrothermal solutions that brought in the bulk of the gold mineralization.
4) A transcurrent shearing event responsible for the development of large-scale sub-vertical Riedel shears across the property occurred concurrent and subsequent to the layer parallel shearing event. These shears are responsible for the subvertical mineralized structures evidenced at the Moon Gertie F1 and K7 zones.
5) The Squall Lake property has the potential to host additional gold mineralization not yet discovered. The axial plane of the McLeod Lake Syncline contains the highest potential to discover blind deposits since it represents the strongest deformation and the greatest thickness of lithologies. The southeast limb of the McLeod Lake Syncline also represents a high priority target area since the steeper dips on this limb are more favourable for conventional mining methods. These areas have received little attention in previous exploration programs.

RECOMMENDATIONS

The writer recommends that Garson Resources approach the next phases of exploration as follows:

Phase Ia

- Complete bulk sample that was started by the previous operators.
- File all assessment work conducted by previous operators
- Determine a conceptual model of the size and type of deposit that would be economic in the Snow Lake area, possibly by using the New Britannia Mine as a model.
- Determine the impact of drilling large diameter "P" core and if it has an effect on reducing the nugget effect identified by previous operators.
- Conduct a complete data compilation of the previous work and create a digital database of all past drilling with emphasis on correlating previous grid systems.
- Run lines of IP over the previously established grid to confirm the location of conductive anomalies identified by previous operators prior to drilling and complete additional linecutting over on the property.
- Conduct geological mapping in the Southeast portion of the property to better define the location of the basic sills in the Missi group as well as attempt to define the location of the McLeod Road Thrust fault.
- All future samples that appear to be well mineralized should be assayed using the metallics method where more of the sample submitted is processed for analysis.

Phase Ib

- Conduct a 2,000m exploration diamond drill program. It is recommended that the focus be on the southeast limb of the McLeod Lake Syncline and McLeod Road Thrust fault. The aim is to discover new zones of gold mineralization in areas that contain strong potential as outlined in this report. New zones would significantly impact the economic development of this project. In addition, the company is recommended to complete several vertical holes along the McLeod Lake Syncline fold axis. Secondary targets include the showings in the northwest portion of the property that appear to have seen very minor exploration and new mineralization discovered in hole b-15-03. These targets would be developed pending the results of the compilation of the historical drilling and be conducted after the completion of phase 1a.

A **Phase II** program should focus on the expansion of know mineralized zones. This phase would be targeted on meeting the size and grade requirements identified in the conceptual study conducted in phase I. It is anticipated that the program would consist of 3000m of expansion diamond drilling. The core size would also be reflective from the results of the completion of the study determining the impact of the larger diameter core in phase 1.

COST ESTIMATE

PHASE Ia

Linecutting 30 km @ 500/km	$ 15,000
Induced Polarization Survey - 50 km @ $1000/km	$ 50,000
Conceptual scoping study	20,000
Geological mapping	45,000
Sample Analysis – 400 samples @ $25/sample	10,000
Data Compilation	40,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	15,000
Contingency @ ~15%	30,000
Sub-Total Phase Ia	**$ 225,000**

PHASE Ib

Diamond Drilling 2,000 meters @ $100/m	200,000
Wages - Geologist	50,000
- Assistant	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	20,000
Contingency @ ~15%	45,000
Sub-Total Phase I b	**$ 340,000**
Total Phase I	**$565,000**

PHASE II (Contingent on results of phase 1b)

Diamond Drilling 3,000 meters @ 100/m	300,000
Wages - Geologist	80,000
- Assistant	40,000
Core Sample Analysis – 1000 samples @ $25/sample	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	35,000
Contingency @ ~15%	70,000
Total Phase II	**$ 550,000**

REFERENCES

ARNDT, R.E.
1989: Report on Bulk Sampling Program on the Squall Lake Property for Graham Gold Mining Corp., March 15, 1989
ARNDT, R., CAMBELL, I., CAVEY, G. and LEBEL, J.L.
1988: Geological, Geochemical and Geophysical Report on the Squall Lake, Manitoba Property for Zenco Resources Inc., Feb 8, 1988.
CAMPBELL, I. and CAVEY, G.
1987: Report on the 1987 Diamond Drill Program for Zenco Resources Inc. July 15, 1987.
CAMPBELL, I.
1990: Report on the Stripping Program on the Squall Lake Property, Graham Gold Mining Corp., January 15, 1990.
CAMPBELL, I. and LEBEL, J.L.
1990: Report on a Diamond Drilling Program on the Squall Lake Property, Graham Gold Mining Corp, April, 1990.
CANADIAN MINES HANDBOOK 1994-1995: High River Gold Mines Ltd., page 191
CAVEY, G.
2002: Summary Report on the Squall Lake Property, The Pas Mining Division, Snow Lake Manitoba, For MBMI Minerals Inc. 43-101 Technical Report
DOWNEY, N. and BASCHUK, G.
1985: Squall Lake Project #123-A-Diamond Drilling Report - 1984, Internal Report for Barrick Resources Ltd., Also Numerous Plans and Sections.
HOWARD, D.A.
1986: Report on the Squall Lake Property, Snow Lake District, Manitoba for Zenco Resources Inc.
HUGON, H. 1989: Gold Bearing Structures of the Squall Lake Property, Manitoba.
LEBEL, J.L.
1989: Report on the, Graham Gold Mining Corp., Squall Lake Property, March 30, 1989.
LONDRY, J.W., PERRY, I.A. and NIELSON, F.W.
1981: Report on Geology, Geochemistry and Diamond Drilling, 1981, Squall Lake Project. 123A-124, Snow Lake Area, Manitoba, Internal Report for Camflo Mines Ltd. 44p., Plus Drill Logs.
SCHAFER, ROBERT W.
2004: Squall Lake Project – MEAP Final Report, Coniagas Resources Ltd
SCHLEDEWITZ D.C.P.
1998: Squall Lake Project: Geology and Mineralization in the Area of Snow Lake and Squall Lake, NTS 63K/16 and 63J/13 in Manitoba Energy and Mines Report of Activities, 1998.
SPOONER A.J. 2003: 19 Diamond Drill Logs
WEBSITES
2002: High River Gold Ltd. http://www.hrg.com, TVX Gold Inc. http://www.tvxgold.com, Sept 4-6th
ZIEHLKE, D.V.
1983: The Nor Acme Gold Deposit, Canadian Institute of Mining and Metallurgy; 85th Annual General Meeting, Winnipeg, Abstract.

DATE AND SIGNATURE PAGE

I, David Beilhartz, B.Sc.Hons, P.Geo, Consultant Geologist with residence and business address at 49 Airport Road, R.R. #1 Whitefish, Ontario, P0M 3E0, Ontario, do hereby certify that:

1. I have practiced my profession as a geologist in the private sector since 1990 throughout Canada in the gold and base-metal sectors of the mining exploration industry.
2. I graduated in 1980 with a degree in geology (Batchelor of Science, Honours degree) at Laurentian University in Sudbury, Ontario.
3. I am a Professional Geoscientist - a Practicing Member of the Association of Professional Geoscientists of Ontario (APGO No 0231).
4. My first field experience with gold ores occurred in 1984, and in recent years I have designed and supervised exploration programs for gold ore-body definition in the Timmins Camp, Ontario.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of all sections (Items 1 through 26) of the technical report entitled, "Report on the Squall Lake Property", and dated April 3, 2006 (the "Technical Report") relating strictly to the Squall Lake Property of Garson Resources Ltd. As of the date of the certificate, I certify, that to the best of my knowledge, information and belief, the technical report contains all scientific and technical data required to be disclosed to make the report not misleading. I most recently visited the Squall Lake property on July 7, 2004 for a period of 2 days to observe mineralization and diamond drill core.
7. I have had no prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. There were no circumstances that were or could be seen to interfere with my judgment in preparing the Technical Report.
10. I have read National Instrument 43-101 and the updated Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Sudbury, this 3rd Day of April, 2006

David Beilhartz, B.Sc Hons, P. Geo (APGO No 0231).

ILLUSTRATIONS AND PHOTOS

Illustration in this report have been obtained and modified, where applicable, from the original technical report by Cavey, 2002 for Tri Energy / MBMI on the Squall Lake property. The author has taken the photographs in the report during the July 7 and 8, 2004 field visit.



Core Storage at New Britannia Mines



Squall Lake Drill Hole P-10



Surface Exposure of the Margaret South Zone



Surface Exposure of the Moon Gertie Zone

CONSENT: SQUALL LAKE PROPERTY

TO: GARSON RESOURCES LTD

AND TO: THE ONTARIO SECURITIES COMMISSION,
THE ALBERTA SECURITIES COMMISSION
THE BRITISH COLUMBIA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
(collectively the Securities Regulators)

RE: TECHNICAL REPORT OF DAVID BEILHARTZ, B.SC. HONS., P.GEO. DATED APRIL 3 2006, ENTILTED "REPORT ON THE SQUALL LAKE PROPERTY THE PAS MINING DIVISION"

I hereby consent to:

1. The use and filing with the applicable securities commissions of my report entitled *REPORT ON THE SQUALL LAKE PROPERTY THE PAS MINING DIVISION* dated April 3, 2006 supplied to Garson Resources Ltd.

1. The use of summaries or excerpt from the report, and any publication by them for regulatory purposes, including electronic publication in the public files on their websites accessible to the public.

1. I confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated as of the __3rd__ day of ___April__, 2006.

Per: [signature]
Name: David Beilhartz, B.sc. Hons., P.Geo. (APGO No. 0231)

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in Alberta, British Columbia and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PRELIMINARY PROSPECTUS

Initial Public Offering by way of Distribution as a Dividend-in-Kind Dated: May 29, 2006

GARSON RESOURCES LTD.

Qualifying the distribution of 4,491,250 shares of Garson Resources Ltd. to the shareholders of MBMI Resources Inc. on the Record Date by way of a dividend in specie

At a deemed price of $0.05 per share

MBMI Resources Inc. ("MBMI") holds 4,491,250 common shares of Garson Resources Ltd. ("Garson" or the "Company"). This Prospectus qualifies the distribution to the shareholders of MBMI as at the 6th day of January 2006 (the "Record Date") the said 4,491,250 shares held by MBMI by way of dividend. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date.

An application has been made to list the securities offered hereunder on the Canadian Trading and Quotation System Inc. (the "CNQ"). The listing is subject to the Company fulfilling all of the listing requirements of the CNQ, which include becoming a reporting issuer.

For more information on MBMI Resources Inc., see "Principal Shareholders and Selling Security Holders" below. It was agreed between the Company and MBMI that the Company would be responsible for the expenses of this dividend distribution.

An investment in the securities of the Company is subject to a number of risk factors, which should be reviewed carefully by prospective purchasers. See "Risk Factors".

There is no market through which these securities may be sold and MBMI Shareholders may not be able to resell the Garson shares received by way of a dividend distribution pursuant to this Prospectus.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

In this Prospectus, "we", "us", "our" "Garson" and the "Company" refers to Garson Resources Ltd., a corporation amalgamated under the British Columbia Business Corporations Act. Any Reference to "MBMI" refers to MBMI Resources Inc.

No securities are being offered in the United States pursuant to this Prospectus. None of the common shares issuable will be registered under the United States Securities Act of 1933, as amended (hereinafter defined as the U.S. Securities Act). Any subsequent offer of sale such shares in the United States may be only made if an exemption from registration under the U.S. Securities Act is available.

The shares of the Issuer have not been registered with or approved or disapproved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence.

Neither MBMI nor the Issuer will receive any proceeds as a result of the distribution of shares. MBMI will be withholding from non-Canadian residents a sufficient number of dividend shares in order to satisfy MBMI's obligations to Canadian tax authorities. See "Tax Consequences to MBMI Shareholders Not Resident in Canada"

TABLE OF CONTENTS

SUMMARY OF PROSPECTUS

The following is a summary of the principle features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

Our Business

Garson is a mining exploration company whose business is to explore and develop its current gold properties as set out below and to acquire other mineral properties of merit. It is our intention initially to focus on our Squall Lake Property.

Squall Lake Property
The Squall Lake Property is located in west central Manitoba approximately eight kilometers north-northwest of the town of Snow Lake and the same distance from the New Britannia Gold Mine & Mill. Garson owns a 100% interest (subject to underlying royalties) in the property. The property consists of 14 contiguous, unpatented mining claims totaling 899 hectares. See "Our Business – Mining Properties".

McMillan Gold Mine Property
Garson holds a block of 34 contiguous unpatented mining claims located in Mongowin & McKinnon Townships, Sudbury District, Ontario, Canada. A historical gold producer, public documents indicate that the McMillan Gold Mine Ltd. commenced shaft sinking in 1927 after the successful completion of five surface holes drilled in 1926 on gold-bearing veins. The Property is subject to an Option Agreement, dated for reference October 25, 2004 with Young-Shannon Gold Mines, Limited who are currently working on the Property. See "Our Business – Mining Properties".

Copper Prince Property
The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada. See "Our Business – Mining Properties".

These three properties are collectively referred to as the "Canadian Gold Properties" and have been the subject of previous drilling programs. The Company has prepared reports on all of its properties, which can be viewed on the MBMI web site www.mbmiresources.com.

For more information on MBMI Resources Inc., see "Principal Shareholders and Selling Security Holders" below.

The Offering

This Prospectus qualifies the distribution to the shareholders of MBMI Resources Inc., as at the 6th day of January 2006 (the Record Date), of the 4,491,250 common shares of Garson Resources Ltd. held by MBMI by way of a dividend in specie, ("the Garson Dividend Shares") at a deemed price of $0.05 per share. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) common shares of MBMI owned by the shareholder on the Record Date.

See "Plan of Distribution" and "Canadian Federal Income Tax Considerations" below.

Use of Working Capital

As at May 29, 2006, Garson had working capital of $819,353. The Company has completed a number of capital raising transactions described as follows;

$0.05 option exercise of 1,000,000 shares for total proceeds of $50,000 in 2005;

$0.10 private placement of 4,075,000 shares for gross proceeds of $407,500 in 2005;

$0.15 private placement of 3,651,334 flow-through shares for gross proceeds of $547,700 in 2005;

$0.10 private placement of 350,000 shares for total proceeds of $35,000 in 2006.

Of the total working capital, the proceeds of the flow-through private placement $547,700 must be expended in a manner that qualifies as "Canadian Exploration Expense" ("CEE") as that phrase is defined in the Income Tax Act (Canada). The balance of the funds will be available for general corporate purposes including the acquisition of other mineral properties of merit and the due diligence associated therewith. We intend to spend the funds available to us as stated in this Prospectus however, for sound business reasons, a reallocation of the funds available may be necessary. The principal purposes for which the funds available are intended to be used, in order of their priority are:

	Description	
1.	To pay the balance of the legal, audit and administrative costs associated with this listing	$ 43,000
2.	To fund an exploration program the expenses of which qualify as CEE	$547,700
3.	Working capital to fund ongoing operations	$ 228,653
	Total	**$ 819,353**

Risk Factors

We operate in a competitive industry and compete with other better established companies, who may have greater financial resources than us. We are in the business of exploring and developing natural resource properties, which is a highly speculative endeavour. The Canadian properties are in the exploration stage and without a known body of ore. There is no guarantee that ore will be found or that, if it is found, it will be found in commercially mineable quantities. Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. We are not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which we have an interest. Our ability to generate revenue should we discover ore or continue to raise funds for the further exploration and development of our property will be highly dependent on the price of precious metals which have a history of wide fluctuations.

All of our operations are subject to environmental regulations that can make operations expensive or prohibit them altogether. There may be challenges to the title of our property that, if successful, could impair our operations. We do not currently generate revenues and, as a consequence, if we require additional funds for exploration and development of our property, which is likely, we will have to seek equity or debt financing which may or may not be available. We depend on a number of key employees, the loss of any one of whom could have an adverse effect on us. We will likely be required to issue further common shares in future financing and possible property acquisitions, which will result in further dilution to our shareholders. We have not paid dividends in the past and do not expect to pay dividends in the near future. See "Our Business" and "Risk Factors" below.

Summary Financial Information

The information below was taken from the financial statements contained in this Prospectus. Please refer to the financial statements at the end of this document to put the following summary into context.

Audited for the period January 1 2005 to December 31, 2005	
Revenues	Nil
Net Loss	(116,773)
Net Loss per share	(0.01)
Net Loss per share, on a fully diluted basis	(0.01)
Total assets	1,157,768
Long term debt	Nil
Total liabilities	287,994
Share Capital	835,285
Number of Common shares	18,900,674
Deficit	(127,711)
Cash dividend declared per share	Nil

OUR CORPORATE STRUCTURE

The Company was created by way of the amalgamation of Tri-Energy Inc. and its wholly-owned subsidiary Garson Resources Ltd. under the British Columbia *Business Corporations Act* effective as of November 8, 2005 under amalgamation number BC0739911. The Company is authorized to issue an unlimited number of common shares. As at May 29, 2006 there are 19,250,674 common shares outstanding.

The Company maintains an office at 311 - 401 Granville Street Vancouver, B.C. and a registered and records office located at 1260 – 1188 West Georgia Street, Vancouver, B.C., V6E 4A2. We do not have any subsidiaries.

GENERAL DEVELOPMENT OF OUR BUSINESS

Background

In October 2005, the Board of Directors of MBMI determined that MBMI's interest in its Philippine Nickel projects was not a strategic fit with the Canadian gold properties held in its subsidiary (then named Tri-Energy, which subsequently was reorganized and changed its name to Garson Resources Ltd.). The MBMI Board also felt that its management would need to focus the majority of its efforts on the Philippine Nickel projects if the Company wished to successfully execute its development plans and bring the Philippine Nickel properties into production. After considering various reorganization strategies and alternatives, the Board of MBMI determined that the best method to maximize shareholder value is to structure a transaction whereby the MBMI shareholders could participate in a new public vehicle focused on the exploration and development of its three Canadian gold properties. To accomplish this goal the MBMI Directors decided to dividend the shares MBMI held in Garson to the shareholders of MBMI on the Record Date that being January 6th 2006. The dividend was declared by way of news release dated December 23 2005.

Three Year History

In October 2002 MBMI entered into an Option Agreement with the principals of Garson (then known as Tri-Energy Inc.) pursuant to which MBMI had the option to acquire 44.5% of the principal's interest in the Company and the right to acquire the balance of the principal's interest should MBMI wish to do so. As part of the transaction the parties entered into a shareholders' agreement which gave MBMI the right to elect three members to the Board of Directors of Garson and the original principals of Garson the right to elect two directors (See MBMI news release November 7, 2002).

The Company's Canadian gold properties are;

- The Squall Lake Property
- The McMillan Property
- The Copper Prince Property

With respect to the Squall lake Property, MBMI entered into an Option Joint Venture Agreement with Coniagas Resources Ltd. dated July 17, 2003, as amended August 1, 2003. Under the option agreement, Coniagas could earn an initial 65% interest in the project by spending $1.9 million in exploration and development over five years and paying MBMI a total of $250,000 in cash and securities held by Coniagas and $100,000 in Coniagas shares over five years. Pursuant to the agreement, Coniagas paid to MBMI a total of $140,000 in cash and shares and completed the first year exploration program. The Option Joint Venture Agreement was terminated after its first year. The drilling program however was successful in confirming the resource data on the Margaret Extension zone. See "Our Business – Mining Properties".

With respect to the McMillan property, the Company conducted a seven hole (1,077 meters) drilling program in early 2004. The program tested for extensions of the gold mineralization and structure on strike from previously mined areas. The assay results were received in June 2004 and the program extended the zone for 130 meters on strike to the east, and 20 meters on strike to the west for a total strike length of over 400 meters. The zone remains open on strike and at depth below the old workings (265 meters). In October 2004, MBMI entered into an option Agreement with Young-Shannon Gold Mines, Limited. The option agreement provides for Young-Shannon to earn a 50% interest in the McMillan Gold Mine Property over a three year period for staged payments of $75,000 in cash and 650,000 common shares plus a three year work commitment of $900,000 as follows:

	Cash ($)	Shares	Work Commitment ($)
Upon Signing	10,000	150,000	-
1st Anniversary	15,000	150,000	200,000
2nd Anniversary	20,000	150,000	300,000
3rd Anniversary	30,000	200,000	400,000
	$75,000	650,000	$900,000

Young-Shannon has the option to increase its interest to 60% subsequent to the third anniversary by issuing an additional 250,000 common shares and spending $400,000 more on the property. Young Shannon has completed a first stage drilling program, which consisted of five diamond drill holes totaling 1,038 meters (3,401 ft.). A down hole induced polarization (IP) geophysical survey was very successful and a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 meters below surface. This target occurs east of the historic underground mine workings and at least 50 meters deeper than the deepest workings. The option is in good standing and Young Shannon is in the second year of the agreement. (See Our Business – Mining Properties).

With respect to the Copper Prince property, the Company completed a 10 hole diamond drill program in December 2004 totaling approximately 775 meters testing near surface geophysical copper/gold and platinum group metals targets. The results intersected numerous quartz veins in two zones containing chalcopyrite, pyrite, and pyrrhotite mineralization. One zone is 15 meters wide by 50 meters long, and

remains open along strike and at depth. The other zone extends 80 meters in length, is up to a half meter in width and also remains open on strike and to depth. On April 21 2006, Garson entered into a Letter of Intent (LOI) with Piper Capital Inc. with respect to the Copper Prince property. Under the terms of the LOI, Piper can earn up to a 60% interest in the Copper Prince Property in two stages – 50% by making total payments of $75,000, issuing 650,000 shares, and incurring $700,000 in exploration expenditures over three years, and an additional 10% by issuing 250,000 shares and incurring $500,000 in exploration expenditures in the fourth year. The parties have completed a definitive Option and Joint Venture Agreement incorporating the terms of the LOI. The transaction is subject to regulatory approval. See "Our Business – Mining Properties".

Trends

Other than the general trends that affect the mining industry in general we do not know of any trends, commitments, events or uncertainty that are expected to have a material effect on our business, financial condition or results of operations other than as disclosed herein under "Risk Factors".

OUR BUSINESS

Stated Business Objectives

Our business objective is to continue the exploration and development of our Canadian gold properties and, if appropriate, acquire other properties of merit. The McMillan property is the subject of an Option Agreement with Young-Shannon Gold Mines Limited. The Copper Prince Property is subject to a Letter of Intent with Piper Capital Inc., the parties have completed a definitive Option and Joint Venture Agreement, this transaction is subject to regulatory approval. See "Our Business – Mining Properties".

The Company intends to focus on the exploration and development of its Squall Lake Property, where we intend to conduct further mapping, sampling and commence a drilling program in an effort to further define the property's mineral potential.

Milestones

With the Company's focus on the Squall Lake Property, the Company will be carrying out a drilling and exploration program in the Summer and Fall of 2006, which is anticipated to be completed by late 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Mining Properties

The Company owns three properties; McMillan Gold Mine, Copper Prince, and the Squall Lake Property, collectively referred to as the Canadian Gold Properties. All of these Properties have been the subject of previous exploration and drilling programs. The Company has prepared reports on all of its Properties, which can be viewed on the MBMI web site www.mbmiresources.com .

McMillan Gold Mine Property

Garson holds a block of 34 contiguous unpatented mining claims located in Mongowin & McKinnon Townships, Sudbury District, Ontario, Canada. The claim group is underlain by the Gowganda and Lorrain Formation rocks within the Huronian Supergroup. The Gowganda Formation hosts most of the gold deposits in the region.

A historical gold producer, public documents indicate that the McMillan Gold Mine Ltd. commenced shaft sinking in 1927 after the successful completion of five surface holes drilled in 1926 on gold-bearing veins.

In June 2004, assay results were received from a seven hole (1,077meters) drilling program. The program tested for extensions of the gold mineralization and structure on strike from areas previously mined. The program has extended the zone for 130 meters on strike to the east, and 20 meters on strike to the west for a total strike length of over 400 meters. The zone remains open on strike and at depth below the old workings (265 meters).

The property was optioned to Young-Shannon Gold Mines Limited in October 2004. Young-Shannon has completed a first stage drilling program during the winter and spring of 2005 consisting of five diamond drill holes totaling 1,038 meters (3,401 ft.). A down hole, induced polarization (IP) geophysical survey was very successful and a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 meters below surface. This target occurs east of the historic underground mine workings and at least 50 meters deeper than the deepest workings. Young-Shannon subsequently conducted a second stage drilling program commencing December 2005 consisting of two diamond drill holes totaling 700 meters (2,300 ft) that will test geophysical targets generated from the down hole induced polarization survey completed in the summer of 2005. The results of this program have not been released. Further information and the full text of the news releases can be viewed on the MBMI web site www.mbmiresources.com .

Copper Prince Property
The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada.

The Company completed a 10 hole diamond drill program totaling approximately 772 meters, which tested near surface geophysical copper/gold and platinum group metals targets. The drill results encountered two quartz vein zones containing chalcopyrite, pyrite, and pyrrhotite mineralization. One zone is 15 meters wide by 50 meters long, and open on strike and at depth. The other zone is up to a half meter in width, extends 80 meters in length and is also open on strike and to depth. Further information and the full text of the news releases can be viewed on the MBMI web site www.mbmiresources.com .

The Squall Lake Property Report
As stated earlier, the Company intends to focus on its Squall Lake Property and has commissioned and received an independent technical report on the Property, in accordance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The "Report on the Squall Lake Property" dated April 3 2006 (the "Report") was prepared by D. Beilhartz P.Geo. Mr. Beilhartz is a Qualified Person as defined under NI 43-101. Mr. Beilhartz has visited the Property. The following is a summary of certain selected information and figures that are taken from the Report – the full text of the report can be found on the MBMI web site www.mbmirecources.com.

PROPERTY DESCRIPTION AND LOCATION
The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba, on NTS map sheet 63K/16, File Lake and on claim map NE 16-63K, Snow Lake (Figures 1, 2 and 3). The property consists of 14 contiguous, unpatented mining claims totaling an area of 899 hectares. Garson Resources Ltd. owns 100% of the Squall Lake Property subject to the following underlying royalties: a net profits royalty (NPI) interest payable on commencement of commercial production of 4% to Bruce Dunlop, an additional 6% NPI payable to American Barrick (now Barrick) plus an additional 30% NPI to a maximum of $550,000 payment to Barrick. The property also contains a production royalty of $0.10 per ton, payable to a private individual, from products milled from six of the 14 claims. The author of the Report obtained the foregoing information from Garson Resources Ltd and has not reviewed these agreements personally. The claims comprising the property have not been legally surveyed.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba (Figures 1, 2 and 3). Access to the property is via the McLeod Lake road, which leads from the town of Snow Lake. At this point, the road splits with one branch leading to McLeod Lake and the other to the Moon Gertie Zone. All-terrain vehicles may be required to utilize this road during the summer months; ski-doos provide access in the winter months. There is no immediate supply of power on the property however a 230kV power line, constructed in the 1990's, may cross the extreme southern point on the claims. Water is readily available from McLeod and Squall Lakes to support large-scale mining requirements as well as the various phases of exploration. Many supplies and services required for exploration and development programs are available in the mining town of Snow Lake, and also in the mining center of Flin Flon, Manitoba, 215 km to the west. The topography reflects the bedrock, with long narrow northeast trending ridges separated by low, swamp covered valleys. Maximum relief is 30 meters. Vegetation ranges from dense spruce and jack pine forested areas on high ground, to lower areas characterized by scrub spruce, cedar and dense underbrush. A forest fire burned certain areas of the property south of McLeod Lake in 1980. Climate is typical of the Canadian Shield, moderately dry summers with temperatures as high as 40C and snowy winters with temperatures as low as –40C. Various types of exploration can take place year round with minor breaks during the spring thaw and winter freeze up.

HISTORY
There is a long history of exploration on the Squall Lake property and in its vicinity as parts of the property were staked in 1924, but it was not until the mid-forties that any serious recorded mineral exploration was carried out. The following outlines previous exploration performed on the property as summarized from the assessment files and reports:

Squall Lake Gold Mines Limited
-1943-1948: Trenching and channel sampling along 4 km strike length. 363 diamond drill holes (15,250 m) were drilled; examining five mineralized zones along 5.5 km strike length. 180 tonne (200 ton) bulk sample grading 8.91 g/tonne (0.26 oz/ton) plus metallurgical tests, from the Margaret South Zone. Results of this work suggested five zones of gold mineralization (Margaret, K1, K7, K10, and K11) plunging at 10° along the upper contact of a basal sill.

Wekusko Consolidated Limited
-1950: Eight diamond drill holes 1650 ft (503m) halfway up the north shore of McLeod Lake.

Hudson Bay Mining and Smelting Company Limited
-1956: Part of their EM survey covered the north end of the property. There were no significant conductors outlined.

Stall Lake Mines Limited
-1971-1972: A grid was cut which covered part of the north end of the property. DEEP EM and a magnetometer survey were conducted over the grid. Six diamond drill holes 1203ft (367m) were drilled to examine some of the conductors. There were no significant results.

Corporate Oil and Gas
-1979: Short diamond drill holes (number of holes and footage unknown) and channel sampling of the Margaret Zone to the K10 Zones. There were no significant results.

W.B. Kobar
-1980: A 1,035 foot (316m) diamond drill hole along the southeast side of McLeod Lake. Although sulphides were intersected, no gold values were found.

Camflo Mines Limited
-1980-1981: A 210 km grid was cut over the claims VLF-EM 16 and magnetometer surveys were run over the grid; CEM and IP were run over selected lines. Geological mapping, prospecting and sampling were carried out over the claims. Geochemical B-horizon soil sampling, basal till and biogeochem organics were done on selected areas. 3,223 m were drilled in 35 holes along the upper sill - sediment contact. Indicated the potential of up to 2.147 million tons grading 0.168 oz/ton gold in the Margaret Extension Area (the historic resource figures generated by Camflo are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101).

Zenco Resources Inc. and Barrick Resources Corporation
-1984: Orientation organic geochemical sampling survey over selected areas of the property. 8,559m of diamond drilling was completed on 114 holes in the Margaret Extension, Margaret South, Moon Gertie, K1, K5 and K7 occurrences. Indicated the potential for over 700,000 tons of material grading 0.10 oz/ton gold in the two overlying zones at the Margaret Extension Area (the historic resource figures generated by Zenco are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101and are not to be relied upon).

Zenco Resources Inc.
-1987 - 1988: 3,272m of diamond drilling in 30 holes on the Margaret Extension Area. Zenco estimated that the property contained an Inferred Mineral Resource of 156,000 tonnes (172,000 tons) grading 5.04 g/tonne (.147 oz/ton) gold and 112,000 tonnes (123,400 tons) grading 4.34 g/tonne (.127 oz/ton) gold in the Lower and Upper Silicified Zones. The historic resource figures generated by Zenco have been reviewed and redefined to conform to the CIM approved standards as required in NI 43-101, as reported by Cavey, 2002. Geological mapping, prospecting, geochemical sampling, VLF-EM, magnetometer and induced polarization geophysics over claims CB 7905, CB 8827 and CB 11772. Surface stripping of Moon Gertie and South Occurrences; geological mapping.

Graham Gold Mining Corp.
-1988 - 1990: Bulk sample Moon Gertie Occurrence. Mini-bulk sample Margaret South occurrence, compilation of existing data, structural evaluation completed. Estimated an Inferred Mineral Resource of 70,000 tonnes grading 4.73 g/t gold in the Upper Silicified zone and 210,000 tonnes grading 5.35 g/t gold in the Lower Silicified zone. In addition there is an estimated Inferred Mineral Resource of 30,000 tonnes grading 5.14 g/t gold in the Upper Silicified Zone and 127,000 tonnes grading 5.49 g/t gold in the Lower Silicified zone. The historic resource figures generated by Graham are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101 and are not to be relied upon. Surface stripping at F1, Margaret South, and K7 Margaret Zone and Margaret Extension Zone. Diamond Drilling, 11 holes, 1,067m.

Coniagas Resources Ltd.
-2003 : Line cutting and Diamond drilling, 19 holes 1447.5m. There has been no known mineral production from the Squall Lake property.

GEOLOGICAL SETTING

Regional Geology

The Snow Lake area is located at the eastern end of the Flin Flon - Snow Lake metavolcanic metasedimentary belt within the Southern Churchill Province. This greenstone belt of Aphebian age lies immediately south of the Kisseynew Gneiss Complex. Metamorphosed supracrustal rocks of the Snow Lake area include mafic to felsic metavolcanic rocks, with interlayered greywacke and shale belonging to the Amisk Group, and arkose to lithic arenite of the Missi Group. The Flin Flon - Snow Lake greenstone belt grades northward into rocks of the Kisseynew Gneiss Complex.

Rocks of the Amisk and Missi Groups have been intruded by a variety of intrusive rocks. Small mafic intrusions compositionally similar to mafic metavolcanic rocks intrude the Amisk group in a variety of forms, and typically form elongated sill like bodies in the Missi Group. Three granitic gneiss domes in the

area were emplaced along antiforms of the second major folding event, and have compositions similar to felsic metavolcanic rocks (Froese, 1980). The region has been subjected to at least two major period of folding (Froese, 1980) with large east - west trending isoclinal folds (F1) in the Snow Lake area being refolded by later north - east trending folds (F2). The emplacement of gneiss domes accompanied by folding constitutes a third structural event (Froese, 1980).

PROPERTY GEOLOGY

The Squall Lake property covers the McLeod Lake Syncline, formed during the F2 folding event. Three stages of faulting have been recognized with the first being syn-F1 to post-F1 thrust faults resulting in the juxtaposition of older Amisk metavolcanic rocks over younger Amisk metasedimentary rocks. A second set of syn-F2 to post-F2 faults occurs as sub-vertical oblique slip faults. Both stages are characterized by brittle - ductile shear zones up to tens of meters in width. Post-F2 faulting characterized by east - west trending brittle faults offsetting earlier structures, represents a third stage of faulting (Galley, et al, 1985). Regional metamorphic grade ranges from greenschist facies in the south to upper almandine - amphibolite along the gradational change to the Kisseynew Gneiss Complex in the north. Missi Group lithic arenite and arkose, form the majority of the syncline, and overlie a garnet staurolite schist of the Upper Amisk Group. The Missi Group, quartz – feldspathic metasediments, has been intruded by numerous often discontinuous basic sills. The lowermost sill spatially associated with the known gold mineralization, is continuous along the north/ west flank of the syncline south/west through the nose of the McLeod Lake Syncline and then north/eastward towards Fault Lake. It is suggested that this sill may in fact represent a period of extrusive volcanic.

Amisk Group mafic metavolcanic rocks were mapped along the south eastern portion of the syncline. The actual contact with the McLeod Lake Syncline metasediments is obscured by overburden.

The major structural feature on the Squall Lake property is the regional scale McLeod Road Thrust Fault that occurs along the eastern border of the property. This thrust fault marks the boundary between the older Amisk metavolcanic-metasedimentary-Group rocks with the Missi Group metasedimentary rocks that underlie the Squall Lake Property. It is believed that gold mineralization on the Squall Lake property is associated with secondary structures generated by overthrusting related to the development of this thrust fault. Two sets of secondary structures with gold-arsenopyrite mineralization have been identified on the property. The first set generated by layer parallel Riedel shearing occurs along or near the contacts of differing lithologies due to contrasting competencies.

The other set of secondary structures generated by over-thrusting and having significant gold arsenopyrite mineralization is large scale sub-vertically dipping Riedel shear zones (Hugon, 1988).

DEPOSIT TYPES

The Snow Lake area contains many lode gold occurrences and base metal deposits. Five producing or past producing copper and zinc massive sulphide mines are located within the Amisk Group metavolcanic rocks of felsic composition, accompanied by magnesium enriched alteration zones. The deposits are considered to be of volcanogenic origin.

Only one commercial gold deposit, the New Britannia Mine (formally known as the Nor Acme Mine) occurs in the area and produced approximately 620,000 ounces of gold from 1949 to 1958. It lies approximately 4.2 kilometers southeast of the Garson Resources claim border.

Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, immediately south of the Squall Lake property indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone. The Birch Zone is located approximately 2.5 km southeast of the Garson Resources claim boundary, the #3 Zone is located approximately 3.0 km southeast of the Garson Resources claim boundary. The Snow Lake property was optioned by High River Gold Mines who mined approximately 250,000 tons from the #3 zone in the mid-1990's as well as approximately 30,000 tons from the Birch Zone (High River Gold Mines, 2002). All material was treated at their New Britannia mill.

Gold deposits in the Snow Lake area appear to be related to three distinct geological periods:

1) Accessory gold related to volcanogenic massive sulphide deposits, and to a minor extent, in altered felsic plugs (Ziehlke, et al, 1985);

2) Spatially associated with major syn-F1 to post-F1 thrust faults (Snow Lake Mines Ltd. deposits),

3) Structurally confined to fault or shear zones of the syn-F2 to post-F2 fault systems.

The latter two types of gold occurrences were formed late in the geological history of the area. Those occurrences spatially related to syn - F1 to post - F1 thrust faults (type 2), occur within Amisk Group metavolcanic rocks comprised predominantly of fragmented felsic and mafic units that have been intruded by layered gabbro - pyroxenite dykes. The deposits are associated with faults that predate F2 folding and regional metamorphism, and terminate against the McLeod Road Thrust Fault. Gold mineralization is accompanied by up to 10% fine to coarse grained arsenopyrite, 1% pyrite and minor tourmaline. The New Britannia Mine, the Bounter (located six kilometers southeast of the Squall Lake property) and Snow Lake Mines Ltd. mineralized zones are all classed in this type of gold occurrence.

Gold mineralization belonging to the third type are hosted by metasedimentary and metavolcanic rocks of the Missi Group and have been subdivided into two categories:

i) those aligned along the northwest limb of the Herb Lake Syncline near the contact of metavolcanic and metasedimentary rocks, and

ii) a group forming a discontinuous array sub-parallel to and near the axial trace of the Herb Lake Syncline.

Deposition of most lode gold deposits in the Snow Lake area has occurred subsequent to the last period of major folding and metamorphism, localizing in zones characterized by brittle – ductile fault systems. Alteration assemblages consisting of biotite, albite and calcite, along with arsenopyrite mineralization, generally accompanies gold deposition and overprints the regional metamorphic signature (Galley et al, 1985).

MINERALIZATION

Ten zones of gold-arsenopyrite mineralization have been identified on the Squall Lake property through previous exploration programs from 1943 to 1987. The zones occur within a 40-60 m stratigraphic interval above the staurolite schist (Amisk Group) unit and are aligned over a 10 km strike length along the northwest flank of the McLeod Syncline. These zones have been named K1, K5, K7, K10, K11, Margaret (North and South), Margaret Extension, South, F1 and Moon Gertie Zones. Gold mineralization on the Squall Lake Property, like many producing gold mines in the Archean, exhibits an erratic distribution of gold grains. Gold occurs as coarse free grains and as smaller particles within and adjacent to arsenopyrite mineralization. The erratic distribution means that overall grades predicted from well spaced drill intersections can have a high margin of error. The nugget effect is readily apparent in drill core assays. The important implication is that diamond drilling information, considered in isolation, may well be misleading when consideration is given only to the economic value of the drill core assays. In other words, diamond drilling information should be utilized for outlining the existence of favorable gold bearing structures as well as to facilitate reserve and resource estimations but should be coupled with the collection of bulk samples. In this regard, the last two exploration programs in 1990 had been designed to provide information about the concentration of gold with respect to the various vein systems, host rocks and associated alteration patterns. This was done by compiling all the known drill results combined with detailed sampling of the various vein systems and host rocks at the various surface occurrences. The purpose of this was to identify the important parameters with respect to economic gold concentration so that the interpreted results from future drill programs are not based strictly on drill core assays. Detailed sampling at most of the known surface occurrences, as well as drill log compilation, has consistently

proven that the highest grade gold mineralization is directly associated with quartz veins that are rimmed by masses of fine grained arsenopyrite and a light green alteration identified in thin section as scorodite and/or secondary arsenates +/- chlorite +/- epidote (Harris, 1989). These veins most commonly occur as tabular veins, sub-parallel to the enclosing stratigraphy, and as tightly folded and contorted veins that can also have a near vertical attitude. The highest concentration of these veins occurs within the sill-ash complex within 10.0 m of the contact with the overlying laminated metasediments, representing the Lower Silicified Zone.

EXPLORATION

Garson Resources itself has conducted minimal exploration on the property, $4,500 in 2004. The summary of recent exploration, conducted by others, that follows in taken from the 2002, technical report by Mr. Cavey with updates of more recent work.

Recent exploration began in early June 1987 with the establishment of a cut line grid over the entire property. Lines were spaced every 100 meters with picketed stations every 25 meters. The original 1980 baseline utilized by Camflo Mines Ltd. was re-used as a base for the 1987 line-cutting program.

Geological mapping at a scale of 1:2500 was completed on lines 41+00S to 52+00S. The purpose was to map the nose of the McLeod Lake Syncline and to laterally trace the mineralized horizon around the fold. Detailed prospecting was carried out, and concentrated on the nose of the McLeod Lake Syncline as well as in the Amisk metavolcanic rocks in fault contact with the syncline. Biogeochemical sampling of alder and spruce leaves was completed at 25 meter intervals over select lines, a total of approximately 1300 samples were collected. Zenco collected approximately 1000 B-horizon soil samples at 25 meter intervals from selected areas. Both biogeochemical and B-horizon soil sampling surveys proved to be effective methods for locating near surface gold mineralization. A strong and broad soil anomaly was detected over the Moon Gertie showing with values up to 1.54 g/t (0.045 oz/ton) and other values as high as 460, 750, 850 and 930 ppb.

A ground magnetometer survey was completed over the entire grid using EDA Omni IV magnetometers. A VLF-EM survey using a Geonics EM-16 receiver tuned to the transmitter in Seattle, WA was completed on lines 44+00S to line 52+00S. The magnetic survey on the 1987 grid outlined a series of narrow, linear anomalies up to about 1,000 gammas above background. Between line 41+00S and 48+00S the pattern of the anomalies takes on the aspect of a fold. The anomalies probably reflect mafic sills, but it appears that not all of the sills are magnetic, including the main sill that hosts the known mineralization.

There is an obvious dislocation between the main body of magnetic anomalies and those that define the nose of the fold, which is difficult to explain without a fault. The results support several possible strikes for such a fault, one of which strikes roughly east/west directly through the Moon Gertie Zone on line 45+00S. Quartz veins on the property follow a similar structural trend. The mineralization on the nearby Snow Lake Mines property is also associated with east/west structures. The VLF-EM survey detected a large number of anomalies who's in phase peak to peak amplitudes varies from a few percent to 224%. These anomalies identify a number of conductors that are continuous with conductors outlined by previous VLF-EM surveys on the property. The causes of the conductors cannot be ascertained based on the results of the VLF-EM survey above. Nothing, such as faults, shear zones or sulphide zones was observed in geology that would explain the conductors. The known mineralization appears to be related to structures. However, no strong shearing is evident and original structure may have sealed after deposition of the mineralization.

Most of the conductors outlined by the present and previous surveys fall in swampy areas between ridges of outcrop. The high resistivity contact between the swampy ground and bedrock is sufficient to cause many of the conductors and, therefore, provides their most plausible explanation. It is possible, however, that the swamps occupy differentially weathered zones of weakness caused by faults or shear zones. In this case, the VLF-EM would serve to indirectly identify such structures if they do indeed exist. The final VLF-EM and magnetic maps were created by Urquhart Dvorak Ltd. of Toronto.

In late September 1987, approximately 16 kilometers of induced polarization coverage was completed on selected lines between 38+00S and 52+00S by OreQuest personnel. This survey was done in the time domain with an EDA IP-2 receiver and a Phoenix IPT-1 transmitter using the dipole-dipole electrode assay with an electrode spacing of 25 m expanded through 4 separations. The geophysical data was processed and compiled in the field using an Eagle XT computer. The survey outlined a number of weak chargeability anomalies with amplitudes up to 25 msec. The anomalies at the very west ends of line 38+00S, 39+00S, 41+00S, 42+00S, 43+00S, 45+00S, 46+00S, 47+00S, and 48+00S occur within staurolite schist and are probably caused by minor amount of pyrite occasionally observed within this unit. Anomalies at the east ends of lines 45+00S, 49+00S, 50+00S, and 52+00S emanate from mafic volcanics that border the eastern side of the property.

With a few exceptions the other anomalies recorded by the survey correlate with known mineralization. This correlation is most dramatic on line 45+00S where a 250 m wide anomaly between 2+25W and 3+75W coincides almost exactly with mineralization in the Moon Gertie Zone. The survey successfully traces the mineralization from the Margaret Zone on line 38+00S all the way to line 52+00S. There is no anomaly on line 43+00S, 46+00S and the BL possibly because of one of the reasons discussed below. No survey was carried out where the zone crossed line 49+00S. The anomalies are probably caused by arsenopyrite that commonly occurs with the gold mineralization. Because of low grade and restricted size of the arsenopyrite mineralization, not all of the zones are evident in the survey results. Another factor in the detectability of the zones is the high resistivity contrast between the overburden and bedrock. In cases where the overburden is thick enough, very little response can be expected from the mineralization zones, with already low intrinsic IP response, in the underlying bedrock.

There are five unexplained anomalies on the property. They occur at:

L38+00S, 4+75W-5+25W
L39+00S, 4+70SW-5+00W
L41+00S, 2+25W-2+50W
L46+00S, 8+00E-8+50E
L48+00S, 3+50E-3+75E

In October 1987 an extensive stripping/trenching program was undertaken to primarily expose the Moon Gertie Zone as well as examine the South Zone. The stripped area was selected based on a compilation of results of the previous mentioned programs. The stripping was subcontracted to G & E Resources of Snow Lake, utilizing both a D-7 bulldozer and a Caterpillar backhoe. Washing and channel sampling of the mineralized zones was carried out by OreQuest personnel. Approximately 205 meters of channel sampling was completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. Two main areas within the stripped area were washed for detailed study. These were designated washed area WA 1 and WA 2. The stripping revealed the presence of widespread quartz veining accompanied by consistent arsenopyrite mineralization in the Lower Silicified Zone. The density of quartz veining was higher than at the Margaret North and Margaret South Zones, also in the Lower Silicified Zone and at least three generations of quartz veining were noted. The mineralized zones were characterized by a strong near vertical fabric in the sill ash complex. Repetitions of metasediments and sill rock in parallel fashion may be the result of tight folding, which is clearly evident in one set of quartz veining. Sampling returned erratic results. The highest was sample #14371, which yielded 35.7g/t (1.04 oz/ton) over one meter from WA 2. This sample cut a strongly folded quartz vein. Good visible gold was noted along the vein margin of a crosscutting quartz vein in WA 2, but a channel sample yielded only 1.7g/t (0.051 oz/ton) across 1 meter (sample #14391). Anomalous gold was apparent over a 20 meter width at the south end of WA 2 and was open at both ends. A grab sample (#14393) of sill rock with arsenopyrite mineralization and green alteration (amphibole) yielded 11.9g/t (0.346 oz/ton), yet a channel sample 20 centimeters away yielded only 220 ppb (#14329, WA 1). Clearly, the gold is not evenly distributed.

Previous rock sampling, trenching, drilling programs have encountered great difficulty in obtaining reliable assay results due to the 'nugget effect', which occurs when gold exists in the coarse, free state. To minimize the impact of the nugget effect explorationists attempt to obtain as large a sample as possible, hence a more accurate average gold content. In order to mitigate this effect in trying to determine an average grade for the property, a bulk sampling program from the Moon Gertie Zone and the Margaret South Zone was completed.

On the Moon Gertie sufficient channel sampling had been done for comparison. Samples of one cubic meter were collected along selected surface channel sample locations. Fifty tonnes equated to 18 cubic meters or 18 meters of channel length along three separate areas on the Moon Gertie Zone. A specific gravity (S.G.) calculation of 2.68 for quartz vein and 3.00 for wall rock (country rock) material was used, with the vein accounting for 25% by volume of the total bulk samples. This gave a tonnage factor of 10.8 cubic feet per ton or a S.G. of 2.94 tonnes per cubic meter (Arndt, 1990). Results are covered in the metallurgical testing section of this report.

Mini-Bulk Sampling – Margaret South Zone - Based on experience from the Moon Gertie bulk program, it was decided to take a similar, but smaller, mini-bulk sample on the Margaret South Zone. The 32 pail, 1027.5kg mini-bulk sample composite from all three blasts of the Margaret South Zone assayed 14.47g/t (0.422 oz/ton) gold (an average of the two sub-samples). The weighted average gold assay of all of the quartz (MSQV) and wall rock (MSWR) samples is 33.10g/t (0.966 oz/ton) gold. Many of the quartz vein samples contained free gold, as did a few of those of the wall rock. When picking material to fill the pails it was apparent that the Margaret South Zone was going to give gold values considerably higher than the Moon Gertie. The 32 pail bulk sample also had a split sent for 32 element ICP analysis. However, according to Arndt (1990), nothing anomalous was apparent except high arsenic (>1%) values. This is consistent with the large amount of arsenopyrite present in the wallrock.

In 2003 Coniagas Resources Ltd. re-established the former grid on the property and conducted a 19-hole drill program for a total of 1447.5meters drilled. The result of this drilling is covered under the drilling section.

DRILLING

The Squall Lake property has been drill tested by nine separate drill programs from 1945-1990. In total there have been approximately 568 holes drilled from a total of at least 32,557m (Figure 10). Precise numbers for drill holes and footages (meterages) are not possible, as some of the information for the earlier drilling was incomplete. The property was worked extensively in the 1940's, when Squall Lake Gold Mines diamond drilled 363 short holes (15,250m) that outlined the presence of nine zones of gold mineralization along a six kilometer stratigraphic horizon. Subsequent drill programs in 1981 and 1984 by Barrick Resources (formerly Camflo Mines Ltd.) and Zenco Resources (149 holes- 11,782m) indicated the presence of substantial gold mineralization within the Margaret Extension Zone. A 1987 drill program completed by Zenco Resources consisted of 30 holes for a total contract of 3,272.3 m (10,736 ft.). The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. Gold deposition appears to be epigenetic in origin, and structurally controlled. Structural sites favorable for gold deposition were formed as a result of the contrasting competencies of differing rock types reacting to a homogeneously applied strain. Gold mineralization in the Upper and Lower Silicified Zones is strongly associated with narrow 5 - 10 cm deformed quartz veins with an alteration halo consisting of silicification, chloritization, biotitization, strong arsenopyrite mineralization and minor tourmalinization.

In February 1990, Graham Gold Mining Corp. completed an 11 hole, 1,067m diamond drill program. Six holes tested the Lower Silicified Zone at the Margaret South occurrence and five holes tested the Lower Silicified Zone at the Margaret Extension occurrence. Further diamond drilling in this area should concentrate on the down plunge extension of the mineralized body to the northeast where the deposit remains open. Visible gold commonly occurs on the vein margins as coarse, free grains, and as small grains within the fine grained arsenopyrite mineralization adjacent to these veins. As these veins were

produced during the initial layer parallel shearing event (Hugon, 1989), it follows that they will be the most deformed as they would be subjected to all subsequent deformation. Since it is believed that gold emplacement on the Squall Lake property is a late stage event; these veins would provide the most favorable sites for the gold to concentrate from migrating hydrothermal solutions.

Data compilation from previous drill programs indicates that two or more of these veins per meter often returned an intersection of > 5.1g/t or 0.15 oz/ton. However due to the nugget effect, the presence of these veins does not always guarantee economic drill results.

Diamond drilling was conducted on the property in 2003, while the property was under option to Coniagas from Tri Energy / MBMI. The aim of this drilling was two fold: The first phase was a series of ten 'P' sized drill holes. These holes where drilled in areas of known mineralization of the Margaret Extension zone. A total of ten vertical holes were completed with a total of 652.5 meters. The purpose of these holes was to obtain a larger more representive sample of the mineralization and hence a more accurate estimate of the grade by reducing the nugget effect. These holes intersected mineralized intervals at similar locations to holes drilled in the area. The holes all returned gold values over narrow widths. The best value returned 2.95g/tAu over 4.45m, within this interval was 38.18 g/t Au over 0.2m. Only a sliver of this core has currently been assayed. The remainder is in storage waiting for the completion of the bulk sampling procedure. Therefore no compilation has been conducted to determine if a larger core size is of benefit in returning a better estimate of the true grade. No study has been conducted on how this drilling compares to the additional drilling in the area.

The second phase of the 2003 drill program was one of exploration drilling. Nine 'B'sized holes were drilled to test IP responses defined by geophysics conducted by previous operators. A total of 795 meters were drilled in 8 holes vertical and inclined holes. Hole B-15-03 intersected the most significant mineralization, returning 5.67 g/t Au over 0.28m. Most of the holes intersected short intervals of the ash-sill complex prior to intersecting the staurolite schist. This may indicate thinner intervals of the favourable unit or that the holes were drilled to close to the margins of the unit.

SAMPLING METHOD AND APPROACH

The following is a general description of the sampling methods utilized, approach taken and security measures in place during the 1987-1990 exploration programs. OreQuest personnel carried out washing and channel sampling of the mineralized zones within stripped areas. Approximately 205 meters of channel sampling were completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. Samples were collected in plastic sample bags. The bags were sealed with tape and shipped to the lab in large white rice bags. In late 1988- early 1989, Graham Gold Mining completed a bulk sampling program on the Moon Gertie, Margaret Extension and Margaret South Zones. 18 meters were blasted with representative samples of quartz vein and wall rock material were collected from 17 selected cubic meters and placed in six gallon plastic pails, each weighing approximately 30 kg. The total weight of these pails was 478 kg. The blasted muck was then separated into two samples, labelled "A" and "B". The broken rock was then hauled to a rock crushing facility 30 km south of Snow Lake. The crushed samples were loaded onto two highway flat deck trailers, with sides, and shipped to the metallurgical lab in North Vancouver, Coastech Research Inc.

All of the Squall Lake drill core from the drill programs in 1987 and 1990 were logged by OreQuest geologists, there were up to three different geologists involved in logging core at various times. Core recovery was generally very good, usually in excess of 90%. The diamond drilling was subcontracted to D.W. Coates Enterprises of Delta, British Columbia. A Longyear 38 diamond drill rig was utilized, recovering BDBGM core (1 11/16" diameter). Drill crew loaded the core into core boxes that were transported from the drill site by OreQuest personnel to the logging facilities in the Town of Snow Lake. Core logging and sampling was done on site. No particular sample security measures were employed, i.e., the samples were not placed in tamper proof or tamper identifiable bags, were not shipped in tamper proof containers. All drill core was photographed, then the core boxes were nailed shut and the core was

shipped to the laboratory. Core boxes that had not yet been logged, when stored on site, were in a secured, locked, building.

In 2003 Coniagas Resources drilling was conducted by Midwest drilling. The core was received from Midwest and taken to a core shack in Snow Lake. The core was logged by geological units and sampled based on mineralization and alteration as warranted by geologist Anthony J. Spooner P.Geo. Core recovery was very good commonly near 100%. Approximately 400 samples were obtained from the PQ sized diamond drilling and an additional 386 samples were obtained from the BQ drilling. After logging and sampling the drill core was then stored at the New Brittania Mine.

SAMPLE PREPARATION ANALYSIS AND SECURITY

Previous drilling programs have encountered great difficulty in obtaining reliable assay results due to the 'nugget effect', which occurs when gold exists in the coarse, free state. This effect is created by the presence or absence of large gold flakes in the relatively small volume of rock actually fired for a gold assay. To minimize the impact of the nugget effect the core was assayed whole, to obtain as large a sample as possible, hence a more accurate average gold content. Prior to shipping, the entire core was photographed with sample locations and geological units marked on utilizing grease pencils. Average sample size was 1.0 metre. In addition, mineralized and/or altered sections of the core were analyzed for free gold/metallics, grinding the entire sample to a 150 mesh size. The free gold analytical method consisted of analyzing two representative samples from the - 150 fraction, and the entire coarse fraction, +150, with a resultant overall weighted average. The remainder of the core was analyzed by regular fire assay methods. All drill core was sent to Technical Services Laboratories (T.S.L.) for analysis, which in the 1987-90 period, maintained a full service laboratory in Saskatoon, Saskatchewan. Vangeochem Labs (VGC) of Vancouver completed a number of re-checks. Both labs were certified Canadian laboratories at that time of the 1987-1990 exploration. The author is unaware if ISO certification was in place for any of the two labs during the 1987-1990 exploration programs. Zenco completed Biogeochemical sampling of alder and spruce leaves in 1987 over select lines. Samples were sent to T.S.L. Laboratories in Mississauga for gold analysis by neutron activation. Zenco also collected B-horizon soil samples from selected areas. Samples were sent to T.S.L. Laboratories in Saskatoon for gold geochemical analysis.

In 2003 Coniagas treated different sized core slightly differently. The 'B' sized exploration core was split longitudinally by core saw and then bagged with the appropriate sample number prior to being sent to the lab. A small sliver of core was cut from the 'P' sized core was first and then this sliver was then cut in half. One half of the sub-sample was the sent to the lab for analysis. The larger segment of core was selected for a bulk sample with the other portion of the sliver was maintained for future examination. All samples were sealed in rice bags and shipped to Accurassay Laboratory in Thunder Bay. Samples were assayed by regular fire assay with an AA finish. All procedures in handling the diamond drill core in the most recent drilling campaign appear to conform within industry standards.

DATA VERIFICATION

A program of quality control was in place throughout all the drilling programs. OreQuest personnel, under the supervision of the Mr. Cavey, completed all the sampling. All drill core was sent to Technical Services Laboratories and as a check, a number of re-assays were completed by Vangeochem Labs (VGC) of Vancouver. Due to the passage of time and the practices of that time, no detailed records exist which document the exact number of rechecks nor the frequency of rechecks preformed on the drill core. OreQuest reports for that time period state:

"*The rechecks were generally consistent with the original assays; some variance did occur but the results never changed the value from an uneconomic grade to an economic grade or vise versa. The variance can be attributed to the nugget effect.*"

Therefore, Mr. Cavey (2002) is of the opinion that the previous drill core sampling meets the spirit of the standards set out in NI 43-101. Further data verification occurred in 1987 with the cloning of four 1984 holes with 1987 drill holes. The first four holes of the 1987 program were designed to retest some of the

better mineralized grade intersections encountered during previous drill programs. The purpose was to determine if previous results could be repeated and concurrently, establish the reliability of results obtained during the past drilling with respect to recent programs. The resultant drill core analysis demonstrated the erratic nature of the gold mineralization, with holes ZN-87-01 and 87-04 yielding similar but lower gold values in the same general vicinity as the 1984 intercepts, while holes 87-02 and 87-03 failed to duplicate previous results. The discrepancies were determined to be attributed to the "nugget effect" making direct data verification difficult.

Quality control for Coniagas drilling in 2003 consisted of lab checks every 10th sample. No checks, standards or blanks were inserted into the sample stream.

A sample taken by the author, from a quartered section of the 'P' sized core returned 2.49 and 3.24 g/t Au while the original assay received by Coniagas was 2.24 g/t. This variation is probably due to the nugget effect and demonstrates the need to complete the bulk sample analysis and use pulp metallic methods when dealing with coarse gold.

ADJACENT PROPERTIES

Only one commercial gold deposit, the New Britannia Mine at Snow Lake (formally known as the Nor Acme Mine). It lies approximately four kilometers southeast of the Garson Resources claim border. The New Britannia Mine was subsequently closed in 2004 and the 2000 t/day mill placed on care and Maintenance. The High River website indicates measured and indicated mineral resources of 2.21 million tonnes at 5.11 g/t Au remain within the property at the time the project was placed on care and maintenance. (High River Website) Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, located immediately south of the Squall Lake property, had indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone, 2.5 km and 3.0 km southeast of the Garson Resources claim boundary. The author has been unable to verify the resources reported on the adjacent properties and that the information is not necessarily indicative of the mineralization on the Squall Lake property.

MINERAL PROCESSING AND METALLURGICAL TESTING

A comparison of the channel sample assays and placing them in either A or B bulk sample groups following the meters they represent, gives an average of 3.65g/t (0.106 oz/t) Au. This is close to the average from the 30 kg pail average from above of 3.55 g/t (0.1035 oz/t). The average assay from the drill cuttings of 1.52g/t (0.0442 oz/t) Au corresponds closely to the bulk sample averages of 1.42g/t (0.0415 oz/t) gold. The difference in the results from the 30kg pails and the drill cuttings can be attributed to the problems encountered with coarse gold.

The gold recoveries from the direct cyanidation testwork all samples and gravity/flotation tests on just the composited samples are as follows:

Sample	Direct Cyanidation	Gravity and Flotation
Bulk Sample A	82%	n/a
Bulk Sample B	81%	n/a
Quartz Vein Composite	87%	95.8%
Wallrock Composite	89%	89.6%

These results indicate several important characteristics of the mineralization:

1. Bulk samples A and B gave marginal gold recoveries by cyanidation, however recovery improved somewhat in the quartz vein and wallrock composite samples. This could indicate that recovery by cyanidation may improve with increased original gold content.

2. The gravity and flotation recoveries were better than cyanidation, particularly in the quartz composite sample (95.8%)

3. According to Coastech Research, when all three methods are combined, the material will respond well in a plant system using gravity, flotation and cyanidation circuits in series.

Harris Exploration Services of North Vancouver were subcontracted to conduct a microscopic examination and reported that the sulphide mineralogy is predominantly arsenopyrite, with accessory pyrrhotite, pyrite and trace chalcopyrite. The gangue is mainly quartz, plagioclase with accessory hornblende and trace biotite. The flotation and gravity concentrates are similar in mineralogy, but the gravity concentrates are more closely sized and have a higher ratio of arsenopyrite to pyrrhotite. Visible gold is present in both concentrates as liberated grains (25%), inclusions in arsenopyrite (59%), inclusions in gangue (12%) and an inclusion in limonite (5%). Gold grain size was found to be between 10 and 80 microns, with one grain of 200 microns.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Gold deposition within the Margaret Extension Zone occurs in two main, continuous horizons: the upper silicified zone, hosted within laminated metasediments, and the Lower Silicified Zone, which occurs at the contact and within the upper portions of a mafic sill and the overlying laminated metasediments.

Contour intervals were selected to demonstrate the area of the Margaret Extension zone with gold assays better than 3.43 g/t (0.1 oz/ton) and widths better than 1.83 m (6 ft.). Tonnage and grade estimations were completed using the grams times meter product of greater than 6.0 grams/tonne x meters. Volumes were estimated using widths as determined by the minimum distance between drill sites in "grid North - South" direction, and the middle distance between drill holes on the same lines in longitudinal section plan. All grade data is uncut with the exception of two values; in 84-7, 196.46 g/tonne and 84-8, 787.89g/t. Both values have been cut to 64.57g/t (2.0 oz/ton). The historic resource figures generated by Graham Gold are included in the terminology utilized at that time and have been reclassified by the original engineer who did the prior calculation, Mr. R. Arndt P.Eng, to CIM approved standards as required in NI43-101.

The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. The Upper Silicified Zone occurs with the Missi arkoses, and has approximately 112,000 tonnes (123,400 tons) of material grading 4.35 g/t (0.127 oz/ton) (uncut). The Lower Silicified Zone occurs 15 - 20 meters stratigraphically below the Upper Silicified Zone at the upper contact of a biotite - hornblende - plagioclase sill and arkosic metasediments. An Inferred Mineral Resource of approximately 156,000 tonnes (172,000 tons) of material grading 5.04 grams per tonne (0.147 oz/ton) (uncut) has been outlined to date. These estimations of Inferred Mineral Resources in the Upper and Lower Silicified Zones has been delineated by the 1987 drilling and also by utilizing the data obtained in 1981 and 1984. The historic resource figures generated by Zenco and OreQuest were documented in the terminology utilized at that time. The original author of the 1987 resource calculation (Arndt 1987) has reviewed the work and confirms that these resources are to current CIM approved standards as required in NI43-101. The geometry of the Lower Silicified Zone is complex, forming numerous less continuous lenses at the same orientations as the Upper Silicified Zone, combined with areas of more widespread sheet like mineralization. Six additional isolated single hole intersections have not been used in the tonnage estimations. The Upper Silicified Zone forms a stratiform flattened cigar shaped body striking 40^0 and plunging at 8^0 to 12^0. It is characterized by intense silicification, quartz veining, chlorite and carbonate alteration accompanied by 2 - 15% fine to coarse grained arsenopyrite mineralization and lies between lines 31+75S and 35+75S, averages 20 - 25 meters wide and averages three meters thick.

In 1989, Graham Gold re-estimated and reclassified the "*drill indicated geological reserves*" to a "*geological mineral inventory*" based in part, on the bulk sampling work and the diamond drilling completed in 1989. The historic resource figures generated by Graham have been reviewed and redefined to conform to the CIM approved standards as required in NI43-101. Graham reported resources in the Indicated and Inferred categories but since the exact parameters used for this recalculation were not reported in the old technical reports, all resources have been categorized as Inferred Resources (Cavey,

2002). In the most recent work for Graham Gold Mining Corp., Inferred Mineral Resources at the Margaret Extension Zone had been estimated as follows (Arndt 1989) and are now listed in the CIM approved standards as required in NI43-101 (Arndt, 2002).

Table III – Inferred Mineral Resources, Margaret Extension
(Cavey, 2002)

Zone	Inferred Mineral Resource Tonnage (t) Gold	Grade (g/t)
Upper Silicified	100,000	4.85
Lower Silicified	337,000	5.40

The object of the 'P' sized core drilling in 2003 by Coniagas was to drill within the resource area of the Margaret Extension Zone. No update has been calculated on how this drilling will impact on the reported inferred resources. The bulk sample obtained from the 2003 Coniagas drilling has yet to be submitted for analysis. This sample should be processed and compared to the smaller sub-sample and the historical holes in the area to determine the effect of drilling the larger diameter core.

OTHER RELVANT DATA AND INFORMATION

The author is not aware of any other "Relevant Data or Information" needed to make this technical report understandable or complete.

INTERPRETATION AND CONCLUSIONS

The various vein systems were produced during the development of a property wide shear system that affected the entire McLeod Lake syncline. This shear system is a direct consequence of the overthrusting responsible for the McLeod Road Thrust Fault that occurs along the southeast boundary of the property. This thrust faulting initially generated a layer parallel shearing with the main controlling factor being competency contrasts between different lithologies. This type of Riedel (R) shearing accounts for the Lower Silicified Zone(s) at the sill-ash complex/metasediment contact, which represents the majority of the gold mineralization, discovered to date on the property. Mineralized zones conforming to this type of shear are expected to occur as a series of en echelon lenses throughout the entire McLeod Lake Syncline. The Margaret South and Margaret Extension occurrences conform to this type of shear. Overburden stripping at the Margaret South occurrence demonstrated that this particular type of shearing is also not necessarily parallel to lithological contacts. The important implication is that previous drill intersections from within the sill ash complex may actually represent mineralized zones that are continuous to the main Lower Silicified Zone in contact with the overlying metasediments. This could potentially add additional tonnages to the Margaret Extension mineral resources of the Lower Silicified Zone. The various diamond drilling programs at the Margaret Extension area have outlined an Inferred Mineral Resource which stand at 100,000 tonnes grading 4.85 g/t gold in the Upper Silicified Zone and 337,000 tonnes grading 5.40 g/t gold in the Lower Silicified Zone (the resource figures conform to the CIM approved standards as required in NI43- 101, Cavey, 2002). Future diamond drilling will be required to further define the extent of these zones. Quartz veining generated by the Riedel layer parallel shearing event occurs sub-parallel to the enclosing stratigraphy and in general carries the highest grades of gold mineralization since they are the most strongly deformed. Some of these veins are tightly folded and fractured due to a general compression with continued shearing generated by the overall dextral thrust faulting, related to the McLeod Lake Thrust Fault.

A second type of deformation that affected the property is responsible for the development of large scale, subvertical Riedel shears that cut across the McLeod Lake syncline. This is a transcurrent shearing event that occurred coeval and subsequent to the deformation that formed the Margaret South occurrence. Structural interpretation indicates that these two deformations to have occurred coeval and closely, without interruption following one another. This accounts for the veins at the various occurrences that have both a horizontal (layer parallel) and subvertical (large scale R shear) component. The large scale subvertical shearing is evident at the Moon Gertie and F1 occurrences where the vein structures and the enclosing wallrock have a preferred subvertical orientation. These shears will also account for some of the

drill intersections that occur within and near the base of the sill ash complex. Strike continuity of these subvertical zones through the sill ash complex is difficult to determine since these zones do not appear as strong as the layer parallel shearing generated zones, and in part because previous diamond drill programs were not conducted at optimum angles to consistently intersect them.

Structural interpretation of the eastern limb of the McLeod Lake syncline indicates a subvertical to overturned eastern limb. This is suggestive of strong deformation along the axial plane that is also where the greatest thickening of lithological units should occur. These facts indicate that the axial plane and the eastern limb have a high potential for the discovery of other mineralized bodies. This is based on the fact that the gold mineralization on the property is exclusively associated with structures generated by the over-thrusting and subsequent evolution of the McLeod Road Thrust Fault. Since the axial plane is the site of the strongest deformation and the southeastern limb of the syncline is much steeper than the northwestern limb, it follows that these areas of the property would have a higher potential for gold deposition. Further enhancing this fact is that the major gold occurrences in the immediate area including the Nor Acme Mine, The #3 Zone on the adjacent Snow Lake Mines property and the Bounter Zone are all splay faults directly off the McLeod Road Thrust Fault. This thrust fault marks the eastern border of the McLeod Lake syncline on the Squall Lake Property. Exploration programs have shown that gold mineralization on the property is directly associated with secondary structures generated during over-thrusting related to the development of the McLeod Road Thrust Fault.

The Squall Lake property has the potential to host additional gold mineralization not yet discovered. The axial plane of the McLeod Lake Syncline contains the highest potential to discover blind deposits since it represents the strongest deformation and the greatest thickness of lithologies. The southeast limb of the McLeod Lake Syncline also represents a high priority target area since the steeper dips on this limb are more favorable for conventional mining methods. These areas have received little attention in previous exploration programs.

RECOMMENDATIONS

The author recommends that Garson Resources approach the next phases of exploration as follows:

Phase Ia

- Complete bulk sample that was started by the previous operators.
- File all assessment work conducted by previous operators.
- Determine a conceptual model of the size and type of deposit that would be economic in the Snow Lake area, possibly by using the New Britannia Mine as a model.
- Determine the impact of drilling large diameter "P" core and if it has an effect on reducing the nugget effect identified by previous operators.
- Conduct a complete data compilation of the previous work and create a digital database of all past drilling with emphasis on correlating previous grid systems.
- Run lines of IP over the previously established grid to confirm the location of conductive anomalies identified by previous operators prior to drilling and complete additional linecutting on the property.
- Conduct geological mapping in the Southeast portion of the property to better define the location of the basic sills in the Missi group as well as attempt to define the location of the McLeod Road Thrust fault.
- All future samples that appear to be well mineralized should be assayed using the metallics method where more of the sample submitted is processed for analysis.

Phase Ib

Conduct a 2,000m exploration diamond drill program. It is recommended that the focus be on the southeast limb of the McLeod Lake Syncline and McLeod Road Thrust fault. The aim is to discover new zones of gold mineralization in areas that contain strong potential as outlined in this report. New zones would significantly impact the economic development of this project. In addition, the company is recommended to complete several vertical holes along the McLeod Lake Syncline fold axis. Secondary

targets include the showings in the northwest portion of the property that appear to have seen very minor exploration and new mineralization discovered in hole b-15-03. These targets would be developed pending the results of the compilation of the historical drilling and be conducted after the completion of phase 1a.

A **Phase II** program should focus on the expansion of know mineralized zones. This phase would be targeted on meeting the size and grade requirements identified in the conceptual study conducted in phase I. It is anticipated that the program would consist of 3000m of expansion diamond drilling. The core size would also be reflective from the results of the completion of the study determining the impact of the larger diameter core in phase 1.

COST ESTIMATE	
PHASE Ia	
Linecutting 30 km @ 500/km	$ 15,000
Induced Polarization Survey - 50 km @ $1000/km	50,000
Conceptual scoping study	20,000
Geological mapping	45,000
Sample Analysis – 400 samples @ $25/sample	10,000
Data Compilation	40,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	15,000
Contingency @ ~15%	30,000
Sub-Total Phase Ia	**$ 225,000**
PHASE Ib	
Diamond Drilling 2,000 meters @ $100/m	200,000
Wages - Geologist	50,000
- Assistant	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	20,000
Contingency @ ~15%	45,000
Sub-Total Phase Ib	**$ 340,000**
Total Phase I	**$565,000**
PHASE II (Contingent on results of phase 1b)	
Diamond Drilling 3,000 meters @ 100/m	300,000
Wages - Geologist	80,000
- Assistant	40,000
Core Sample Analysis – 1000 samples @ $25/sample	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	35,000
Contingency @ ~15%	70,000
Total Phase II	**$550,000**

USE OF WORKING CAPITAL

Funds Available

As at May 29, 2006 the Company had a total of $ 819,353 in allocated and unallocated working capital.

Principal Purposes

The principal purposes for which the Company intends to use its available working capital, in order of priority, are as follows:

- To pay the balance of the legal, audit and administrative $43,000 costs associated with this listing.
- To fund the proposed exploration program on the Squall Lake Property in the amount of $547,700.
- To general working capital $228,653.
- Total $819,353.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Information

The following is a summary of certain selected financial information which is qualified by the more detailed information appearing in the financial statements included in this Prospectus. The Company has declared December 31 as its fiscal year end.

Dividends

Other than the dividend in specie made by MBMI to its shareholders which will be qualified by this Prospectus, Garson has not paid dividends in the past and does not anticipate paying dividends in the near future. We expect to retain our earnings to finance future growth and, when appropriate, retire debt.

Management Discussion and Analysis

Results of Operations

Year Ended December 31, 2005 (Amalgamated Statements of Tri-Energy Inc. and Garson Resources Ltd.)

During the year ended December 31, 2005, the Company did not generate any revenue. Expenses during this period were $116,773 and include: consulting fees of $17,435, interest and banking charges of $24 office and miscellaneous fees of $2,971, legal fees of $25,369, travel expenses $3,041, accounting/audit fees of $15,256 and stock option expense of $52,677.

Liquidity and Capital Resources

Since incorporation, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds for ongoing exploration work on the Property, as well as to meet its ongoing day-to-day operating requirements and will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. The Company does not have any other commitments for material capital expenditures over both the near or long term and none are presently contemplated other than as disclosed above and/or over normal operating requirements.

Subsequent to November 2005 to the period ended March 31 2006, the Company completed four financial transactions for gross proceeds of $1,040,200.

Upon receiving the final receipt for this Prospectus by the Alberta, British Columbia and Ontario securities commissions qualifying the distribution of the Garson Dividend shares to the MBMI

Shareholders as a dividend in specie the Company will have a total of 19,250,674 common shares issued and outstanding. See "Consolidated Capitalization" and "Plan of Distribution".

The Garson audited financial statements for the twelve month period to December 31, 2005 are attached. The consolidated financial statements of MBMI (including its subsidiary Tri-Energy, now referred to as Garson) for previous financial periods can be found on SEDAR and at the MBMI website www.mbmiresources.com.

DESCRIPTION OF THE SECURITIES DISTRIBUTED BY WAY OF DIVIDEND

MBMI holds 4,491,250 common shares of Garson. This Prospectus qualifies the distribution of the said 4,491,250 common shares of Garson to the shareholders of MBMI as at the 6th day of January 2006 (the "Record Date") by way of dividend. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date.

Garson has one class of shares outstanding: common shares. Our authorized share capital consists of an unlimited number of common shares without par value. As at the date of this Prospectus, Garson had a total of 19,250,674 common shares issued and outstanding.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capital of the Company from the date of the financial statements for the Company's most recently completed financial year end to the date of this Prospectus.

Prior Sales

The following table outlines the number and prices at which our securities have been sold within the last 12 months:

	Number of issued securities	Price per security	Total consideration	Date
Stock Options	1,000,000 Shares	$0.05	$50,000	August 2005
Private Placement	4, 075,000 Shares	$0.10	$407,500	November 2005
Flow-Through Private Placement	3,651,334 Shares	$0.15	$547,700	December 2005
Private Placement	350,000 Shares	$0.10	$35,000	March 2006

OPTIONS TO PURCHASE SECURITIES

Stock Option Plan

The Company has in place, a Stock Option Plan, (the Plan) dated for reference March 31 2006 pursuant to which, the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. At the time the option is granted, the Board will determine the exercise price, which shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise of the options. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering.

ESCROWED SECURITIES

Securities held by principals of the Company are held in escrow pursuant to National Policy 46-201 *Escrow for Initial Public Offerings* (the "Escrow Policy") for a period of time following the Company's offering as an incentive for the principals to devote their time and attention to the Company's business while they are shareholders.

The following table sets out the number of common shares of the Company, which will be held in escrow on completion of this offering:

Designation of class held in escrow	Number of securities to be held in escrow	Percentage of class(1)
Common	3,704,244	19.2%

(1) Based on the 19,250,674 common shares that will be issued and outstanding on the completion of the distribution by way of dividend.

The common shares will be held in escrow pursuant to an Escrow Agreement dated May 19 2006 between the Company, Computershare Investor Services Inc. and the shareholders.

As the Company will be considered an 'emerging issuer' as that term is defined under the Escrow Policy, a principal's escrowed securities will be released according to the following schedule:

On _______, 2____, the date the Company's securities are listed on a Canadian exchange (the listing date)	**1/10 of the escrowed securities**
6 months after the listing date	1/6 of the remaining escrowed securities
12 months after the listing date	1/5 of the remaining escrowed securities
18 months after the listing date	1/4 of the remaining escrowed securities
24 months after the listing date	1/3 of the remaining escrowed securities
30 months after the listing date	1/2 of the remaining escrowed securities
36 months after the listing date	the remaining escrowed securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

PRINCIPAL SHAREHOLDERS AND DISTRIBUTING SECURITY HOLDERS

The following table sets out the number of common shares owned by our principal shareholders as at the date of this Prospectus, and the percentages of each class of securities known to us to be owned by our principal shareholders before and after the completion of the distribution contemplated hereunder:

Name of Principal Shareholder	Number and class of securities owned before completion of the Dividend	Percentage of class before completion of the Dividend [1]	Number and class of securities owned after completion of the Dividend [2]	Percentage of class after completion of the Dividend
MBMI Resources Inc.	4,491,250	23.3%	0	0
Donna Stringer	1,503,000	7.8%	1,543,000	8.0%
Edward Stringer	851,500	4.4%	874,600	4.5%
David Constable	851,500	4.4%	855,949	4.4%
Kenneth Cawkell	200,000	1.0%	277,948	1.4%
David Tafel	100,000	0.5%	152,747	0.8%

(1) Total Garson shares outstanding on completion of Dividend 19,250,674
(2) Common shares owned beneficially and of record after completion of the Dividend

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets out the information regarding each of our directors and officers, including the municipality of residence, the position and office held and the period of time served in this position, their principal occupation for the previous five years, and the number and percentage of securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name, Jurisdiction and Country of Residence and Position with the Company	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years (1)	Director Since	Number and Percentage of Shares Held (2)
Ed Stringer Garson, Ontario, Canada *Director, Chief Executive Officer and President*	President of Stringer Explorations Ltd.	Amalgamation November, 2005	874,600 4.5%
David Constable Burlington, Ontario, Canada *Director and Vice President Corporate Development*	Former Vice President, Investor Relations, FNX Mining Inc. and presently Vice President, Investor Relations of Elko Energy Inc.	Amalgamation November, 2005	855,949 [1] 4.4%
David Tafel North Vancouver, British Columbia, Canada *Director, Chief Financial Officer Vice President of Administration*	Director and Vice President, Corporate Development of MBMI Resources Inc.; President of Pacific Capital Advisors Inc.	Amalgamation November, 2005	152,747 [1][2] 0.8%

Kenneth A. Cawkell New Westminster, British Columbia, Canada *Director and Secretary*	Managing Partner / Lawyer, Cawkell Brodie Glaister LLP Business Lawyers; Director and Secretary of MBMI Resources Inc.	Amalgamation November, 2005	277,948 (1)(2) 1.4%

(1) MBMI Resources Inc. holds 4,491,250 shares of the Company, which are to be distributed the MBMI shareholders pursuant to this Prospectus. All of the directors currently hold shares in MBMI and as a consequence will be entitled to receive a pro-rata portion of the distribution

(2) David Tafel and Kenneth A. Cawkell are directors and officers of MBMI Resources Inc.

All of our directors will hold office until the next annual general meeting of our shareholders, which must be held by May 2007.

As at March 31 2006, the Company had a total of 19,250,674 common shares issued and outstanding. The directors and senior officers will own as a group, directly or indirectly, an aggregate of 2,161,244 (11.3%) common shares.

The Company has an Audit Committee. Each of the Directors of the Company is a member of the Audit Committee.

Corporate Cease Trade Orders or Bankruptcies

None of our directors, officers or principal shareholders are, or have been within the last 10 years, directors or officers of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days other than Kenneth A Cawkell, who was a director of MBMI Resources Inc. (then known as Mighty Beaut Minerals Inc.), during the period it was being reorganized, when it was the subject of a cease trade order dated July 10, 2002 for failure to file financial statements. The financial statements were filed and the order was revoked September 10, 2002 (September 13, 2002 by the Alberta Securities Commission).

None of our directors, officers or principal shareholders are, or have been within the last 10 years, directors or officers of any other issuer that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

None of our directors, officers or principal shareholders are, or have been within the last 10 years, the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of our directors, officers or principal shareholders, or the personal holding company of such persons, has, within the last 10 years, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

The transactions in which directors, senior officers, promoters or principal holders of our securities have had an interest in are described under the headings "Interest of Management and Others in Material Transactions", "Options to Purchase Securities" and "Executive Compensation". Other than as described under these headings, there are no material transactions with the directors, senior officers, promoters or principal holders of our securities that have occurred since incorporation.

Certain of our directors and officers also serve as directors and/or officers of companies, which may enter into contracts with the Company in the future. In the event that this occurs, a conflict of interest will exist. Directors in a conflict of interest position are required to disclose such conflicts to the Company.

Management

The persons forming our management team and our directors and officers are described briefly below.

Edward Stringer: President, CEO and Director
Since 1983, Mr. Stringer has been the sole owner and President of Stringer Explorations Ltd., a private company which is involved in managing mineral exploration programs such as claim staking, line cutting, geophysics and diamond drilling. From 1987 to 1991 Mr. Stringer was President of Rainbow Exploration Corp. which was a public mineral exploration company listed on the Alberta Stock Exchange. Subsequently, the company was merged into the Rainbow Group of Companies listed on the TSX Venture Exchange. Mr. Stringer was also President of C.S.W. Ventures Corp. from 2000 to 2001, a Capital Pool Company which completed a qualifying transaction in August 2001 and is now Direct I.T. Canada Inc., trading on the TSX Venture Exchange. Mr. Stringer is a shareholder of Tri-Energy Inc., subsequently amalgamated to form Garson, and was one of the original shareholders who sold a portion of his shares to the Company (see General Development of Our Business - Background).

David W. Constable: P.Geo., MBA, Director and Vice President Corporate Development
Mr. Constable has over 30 years experience in mineral exploration, geology and management as an exploration geologist with the Noranda Group, private consultant and with the Ontario government. He was Vice President Investor Relations for Normandy Mining Limited in Toronto responsible for their North American market strategy, and from 2002 – 2005, he was Vice President Investor Relations and Corporate Affairs for FNX Mining Company Inc. He is currently V.P. Investor Relations and Corporate Affairs for Elko Energy Inc. and a Director of several other public companies, including Southern Star Resources Inc. and Aquiline Resources Inc. Mr. Constable was a director of MBMI since 2002 and a member of its audit committee. He stepped down as a director of MBMI at the October, 2005 annual general meeting. Mr. Constable is a shareholder of Tri-Energy Inc., the parent company which amalgamated to form Garson, and was one of the original shareholders who sold a portion of his shares to the Company (see General Development of Our Business - Background).

Kenneth A. Cawkell: B.A., LL.B., Director, Secretary
Mr. Cawkell BA LLB is a member of the Alberta and British Columbia Bar Associations and has over 25 years experience in both public and private venture capital markets. He co-founded Cawkell Brodie Glaister LLP Business Lawyers in 1987, where he acts as managing partner. Throughout out his career he has been extensively involved in all aspects of corporate structuring, finance, and securities law. He is an investor in and founder of a number of private companies where he has held executive management positions, including CFO responsibilities. He currently sits on the board of directors of a number of private and public TSX / TSX-V companies and is currently a member of the Securities Law Advisory Committee to the British Columbia Securities Commission. Mr. Cawkell has been a director and secretary of MBMI since 1998 and is a member of MBMI's audit committee.

David G. Tafel: B.A. Economics, Director, Vice President Administration and CFO
Mr. Tafel has over 20 years of corporate management, strategic planning, administration and financing experience; He is President of Pacific Capital Advisors Inc., a company providing strategic planning, capital markets services, and private and public company administration services. He was a former financial advisor for a leading full service investment dealer. Mr. Tafel has been a director and the Vice President of Corporate Development of MBMI Resources Inc. since 2002.He is also a Director of Piper Capital Inc.

The corporate and administrative offices of Garson will remain in Vancouver B.C. and the management of exploration and development will be Ontario based.

None of the Management of the Company works full-time for the Company. Each member of management will devote time to the Company as required. (See – Compensation of Directors below)

None of the Management of the Company has entered into a non-competition or a non-disclosure agreement with the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of the compensation paid to the Named Executive Officers of the Company. Named Executive Officers are:

(a) the Company's Chief Executive Officer ("CEO") and the Company's Chief Financial Officer ("CFO"), despite the amount of compensation paid to those individuals;

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year ended.

As at December 31, 2005, the end of the Company's most recently completed fiscal year, the Company's Named Executive Officers were: Ed Stringer, CEO and President and David Tafel, CFO and Vice-President, Administration. Their positions within the Company are set out in the Summary Compensation Table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities under Options /SARS granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
	2005	Nil	Nil	Nil	200,000 [3]	Nil	Nil	Nil
Ed Stringer [1]	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CEO and President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

David Tafel [(2)] CFO and Vice-President, Administration	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The Company entered into a consulting agreement with the named executive effective January 1, 2006, pursuant to which Ed Stringer is paid a consulting fee of $3,000 per month. (See Compensation of Directors below.)

(2) The Company entered into a consulting agreement with the named executive effective January 1, 2006, pursuant to which David Tafel (through his consulting company Pacific Capital Advisors Inc) is paid a consulting fee of $2,000 per month. (See Compensation of Directors below.)

(3) The Company granted a stock option on the 24th day of August, 2005, expiring November 1 2005 pursuant to which Mr. Stringer received and subsequently exercised 200,000 options at $0.05 per share. (See Consolidated Capitalization).

Options / SARs for the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no incentive stock options and SARs (stock appreciation rights) granted to the Named Executive Officer. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Named Executive Officer	Securities Under Options / SARs Granted	Percent of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options / SARs on the Date of Grant	Expiration Date
Ed Stringer CEO	200,000	20%	$0.05 per share	Nil	November 1 2005
David Tafel CFO and Vice-President, Administration	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan (LTIP) Awards

No long-term incentive plan awards were granted to the Named Executive Officers during the most recently completed financial year.

During the most recently completed fiscal year, Mr. Ed Stringer exercised 200,000 options there were no SARs granted to or exercised by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from their resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has been disclosed above in the Summary Compensation Table. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors. No cash compensation was paid to any director

of the Company for the director's services as a director during the fiscal year ended December 31, 2005, or during the first quarter ended March 31, 2006.

The Company entered into Consulting Agreements with Ed Stringer, Dave Constable and David Tafel (or their respective holding Companies) to provide executive management and administrative services. All of the Consulting Agreements are effective January 1, 2006; Ed Stringer receives $3,000 per month as CEO / President; David Tafel (through his consulting company Pacific Capital Advisors Inc) receives $2,000 per month as CFO/ Vice President, Administration; Dave Constable receives $2,000 per month as Vice President Business Development; Kenneth Cawkell, a director and Secretary of the Company, is a partner in Cawkell Brodie Glaister LLP, who provides legal services to the Company. None of the payments made by, or accounts rendered to the Company by Cawkell Brodie Glaister LLP relates to services provided to the Company by Mr. Cawkell in his capacity as director of the Company.

Directors of the Company are entitled to reimbursement for any expenses incurred by them on behalf of the Company. See Interest of Management and Others in Material Transactions.

Indebtedness of Directors And Executive Officers

None of the directors, the executive officers or their associates were indebted to the Company from the date of amalgamation to the period ended March 31, 2006.

PLAN OF DISTRIBUTION

The Dividend Distribution

MBMI is distributing 4,491,250 common shares of Garson Resources Ltd. by way of a dividend in specie, ("the Garson Dividend Shares") at a deemed price of $0.05 per share. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date. This Prospectus qualifies the distribution of the Garson Dividend Shares to the shareholders of MBMI in the Provinces of British Columbia, Alberta and Ontario. Application will be made with the securities regulatory authorities in other jurisdictions of Canada to permit holders of common shares of MBMI resident in such other jurisdictions to receive the Garson Dividend Shares. There is no assurance that such regulatory approval will be received.

The number of common shares to be distributed to an MBMI shareholder will be rounded down to the nearest whole number of shares.

No securities are being offered in the United States pursuant to this Prospectus. Non of the common shares issuable have or will be registered under the United States Securities Act or any state securities laws of the United States, and unless so registered, the common shares may not be offered or sold in the United States or any territory or possession thereof or to of for the account or benefit of any United States person, except in each case pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act, and applicable state securities laws of the United States.

Conditional Listing Approval

The Canadian Trading and Quotation System Inc. (the "CNQ") has conditionally approved the listing of these securities. Quotation is subject to Garson Resources Ltd. fulfilling all of the requirements of the CNQ on or before the <u>XX</u> day of <u>XXX</u>, 2006.

Determination of Price

The deemed value of the Garson Dividend Shares is equal to the MBMI book value of the assets of Garson that being the Canadian Gold Properties on the date of the Garson financial statements that being December 31 2005.

RISK FACTORS

The securities of the Company should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Prospectus prior to making any investment decisions. In addition to the other information presented in this Prospectus, the following risk factors should be given special consideration when evaluating an investment in any of these securities.

Exploration and Development: The Property is in an exploration stage only and is without a known body of commercial ore. Development of the Property will only follow upon obtaining satisfactory results. Exploration and development of natural resources involves a high degree of risk. Few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or for other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Fluctuating Prices: The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot be accurately predicted.

Environmental Factors: All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for

companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Aboriginal Rights: Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which the Company has an interest.

Competition: The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it does. Competition could adversely affect the Company's ability to acquire suitable properties for exploration in the future.

Options and Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under option or joint venture agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Title to Assets: Although the Company has or will receive title options for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will be not challenged or impugned. In some countries, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries.

Political and Economic Instability: The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in certain countries may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

Conflicts of Interest: Directors of the Issuer may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Requirement of New Capital: As an exploration company without revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its products. In the past, the Company has had to raise, by way of debt and equity financing, considerable funds to meet its capital needs. There is no guarantee that the Company will be able to continue to raise the funds needed for its business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

Dividends: The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Value of Company: The Company's assets are of indeterminate value. For further particulars see the financial statements scheduled hereto.

Liquidity: The common shares of the Company are subject to certain trade restrictions, which may include a hold period restricting the trading of the securities.

PROMOTERS

Each of Ed Stringer and MBMI are promoters as that term is defined in the *Securities Act* (R.S.B.C. 1996, c. 418). Prior to the distribution under this prospectus Ed Stringer held 851,500, or 4.4% of the issued and outstanding shares of the Company. Prior to the distribution under this prospectus MBMI held 4,491,250 or 23.3% of the issued and outstanding shares of the Company. As an MBMI shareholder, Ed Stringer is qualified to receive shares under this distribution. After the distribution, Ed Stringer will hold 874,600 or 4.5% of the issued and outstanding shares of the Company while MBMI will hold none.

We do not have any written or verbal contracts or any other arrangement in effect with any person to provide promotional or investor relations services.

LEGAL PROCEEDINGS

There are no legal proceedings or pending legal proceedings to which we are or are likely to be a party to or of which our property is likely to be the subject of.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Certain directors of the Company are partners or principals of other businesses which have provided professional services to the Company during the last completed financial year, and for which the Company has made certain payments. The following is a description of the transactions:

1. By way of a Consulting Agreement between Garson Resources Ltd. and Ed Stringer, dated January 1, 2006, Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

2. By way of a Consulting Agreement between Garson Resources Ltd. and Pacific Capital Advisors Inc., a company for which David Tafel is principal, dated January 1, 2006, David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

3. By way of a Consulting Agreement between Garson Resources Ltd. and David Constable dated January 1, 2006, David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President Business Development.

4. Kenneth Cawkell is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which has provided legal services to the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditor

The Company's auditor is BDO Dunwoody LLP, Chartered Accountants, located at 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Transfer Agent and Registrar

The transfer agent and registrar of the Company's common shares is Computershare Trust Company, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company since incorporation:

1. Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. a company of which David Tafel is the principal (see: Interest of Management and Others in Material Transactions and Compensation of Directors);
2. Joint Venture Agreement with Young-Shannon Gold Mines, Limited on the McMillan Mine Property dated October 25, 2004 (see: General Development of our Business);
3. Registrar and Transfer Agreement dated May 19, 2006 between the Company and Computershare Investor Services Inc.;
4. On March 21 2006, Garson entered into a Letter of Intent with Piper Capital Inc. with respect to the Copper Prince property (see: General Development of our Business);
5. Escrow Agreement dated May 19, 2006 between the Company, Computershare Investor Services Inc. and certain shareholders (see: Escrowed Securities).

These material contracts can be inspected at our office, Suite #311, 470 Granville Street, Vancouver, B.C. V6C 1V5, during normal business hours, during the distribution of the common shares offered hereunder and for a period of thirty days thereafter.

EXPERTS

The information on the Squall Lake Property is summarized from the report titled the "Report on the Squall Lake Property" dated April 3 2006, prepared by D. Beilhartz P.Geo., who is a Qualified Person as defined under NI 43-101. A copy of this report can be found on the Company's disclosure page on the corporate web site of MBMI Resources Inc. at www.mbmiresources.com or www.sedar.com. Mr. David Beilhartz P.Geo. has no interest in the Squall Lake Property and does not own any securities of the Company.

OTHER MATERIAL FACTS

To the knowledge of the Corporation's management, there are no other material facts about the Common Shares being distributed that are not otherwise disclosed in the Prospectus, or are necessary in order for the prospectus to contain full, true and plain disclosure of all material facts relating to the 4,491,250 shares of Garson being distributed to the MBMI shareholders on the Record Date by way of dividend.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a management prepared summary of the principal Canadian federal income tax considerations applicable to shareholders who acquire additional shares of the Company by way of dividend pursuant to this prospectus. The discussion assumes that the shares are acquired by "individuals" or "corporations" who are "resident in Canada" and who deal at "arm's length" with the Company as those terms are defined in the *Income Tax Act* (Canada). The shares will generally be considered to be "capital property" unless the individual or corporation holds such shares in the course of "carrying on a business" of "trading or dealing in securities" or has acquired them in a transaction or transactions considered to be an "adventure or concern in the nature of trade" as defined under the *Income Tax Act*.

This summary does not address situations where the dividend shares have been acquired by partnerships, trusts, "principal business corporations" as that phrase is defined in the Income Tax Act (being essentially corporations whose main business is the exploitation of natural resources), traders or dealers in natural resource properties, "financial institutions" as that phrase is defined in the Income Tax Act, persons who deal with the Company on a non-arm's length basis or non-residents of Canada.

This summary is based upon the current provisions of the Income Tax Act, the Regulations thereto, any publicly-announced proposals to amend the Income Tax Act or the Regulations. This summary does not take into account or anticipate any other changes in law (which may, without notice, apply on a retroactive basis) nor does it take into account the tax laws of any province of Canada or any jurisdiction outside Canada.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any prospective recipient and no representation is made with respect to the tax consequences to any particular recipient. Accordingly, recipients should consult their own legal and tax advisors to determine the particular tax consequences to them having regard to their own particular circumstances.

Tax Consequences to MBMI Shareholders Resident in Canada

The distribution will be a taxable dividend for Canadian income tax purposes. Under the Income Tax Act, a shareholder who receives a dividend in kind (in this case the Garson Shares) is considered to have received a taxable dividend equal to the fair market value of the distributed property received. Therefore, the amount of the dividend considered to be paid on the distribution for the purposes of the Income Tax Act will be the fair market value of the Garson shares, calculated at the time that the shares are received by the MBMI shareholders. This will be the secondary offering price of the Garson shares that being $0.05 per Garson Share. The determination of the fair market value is based on the value of the Garson Shares as recorded on the financial statements of MBMI and is subject to review by the Canada Revenue Agency. This could result in an increase or decrease in the tax payable. Any subsequent decline or increase in the share value will be to the benefit of, or, at the personal risk of, the shareholder's capital account.

For a MBMI shareholder who is an individual resident in Canada, the amount of the dividend will be subject to the gross-up and dividend tax credit rules.

For an MBMI shareholders that is a corporation resident in Canada, the amount of the dividend will be deductible in computing taxable income, subject to a number of rules that may deny the deduction or re-characterize the dividend. Shareholders of MBMI that are corporations resident in Canada should consult their own tax advisors for advice as to whether these rules will apply to them. If the MBMI shareholder is

a "private corporation" or a "subject corporation", as defined in the Income Tax Act, the dividend in kind payable on the distribution will be subject to refundable tax under Part IV of the Income Tax Act unless the recipient is connected with MBMI.

Tax Consequences to MBMI Shareholders Not Resident in Canada
Where the dividend distribution of the Garson shares is made to MBMI shareholders who are non-residents of Canada for the purposes of the Income Tax Act, MBMI must withhold and remit tax at a rate of 25% of the gross amount of the dividend, where the dividend distribution is made to MBMI shareholders who are US residents, in accordance with the Canada US Tax Treaty, MBMI must withhold and remit tax at a rate of 15% of the gross amount of the dividend, being the fair market value of the amount of the dividend they receive. MBMI has estimated that the fair market value of the dividend is equal to CDN $0.05 per share which is the value of the shares as recorded on the books of MBMI. MBMI will be withholding from non-Canadian residents a sufficient number of dividend shares in order to satisfy MBMI's obligations to Canadian tax authorities. US residents should consult their tax advisors for more detailed and specific information.

Tax Consequences to MBMI
Upon the consummation of the distribution, MBMI will be deemed to have disposed of the Garson shares for proceeds equal to their fair market value determined at the time those shares are received by the shareholders. As a consequence, any accrued gain or loss in respect of the Garson shares will be realized by MBMI at the time of the distribution.

AUDITORS CONSENT

We have read the prospectus of Garson Resources Ltd. (the "Company") dated May 29, 2006. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the balance sheet of the Company as at December 31, 2005 and the statements of operations and deficit, mineral properties and deferred exploration costs and cash flows for the year then ended. Our report is dated May 5, 2006.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
May 29, 2006

REVISED May 29, 2006
By: BDO
Version 12 BDO edits

Garson Resources Ltd.

(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Financial Statements
For the year ended December 31, 2005

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

Financial Statements
For the year ended December 31, 2005

Contents

Auditors' Report

To the Directors of
Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

We have audited the Balance Sheet of Garson Resources Ltd. (formerly Tri-Energy Inc., an Exploration Stage Company) as at December 31, 2005 and the Statements of Operations and Deficit, Mineral Properties and Deferred Exploration Costs and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were not audited.

Chartered Accountants

Vancouver, British Columbia
May 5, 2006

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Balance Sheets

As at December 31	2005	2004 *(unaudited)*
Assets		
Current assets		
Cash (Note 1)	$ 878,181	$ -
Receivables	3,144	-
Marketable securities (Note 3)	11,250	-
	892,575	-
Mineral properties and deferred exploration costs (Note 4)	265,193	264,204
	$ 1,157,768	$ 264,204
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 29,780	$ 42,955
Payable to shareholder (Note 5(a))	-	13,000
	29,780	55,955
Future income tax liability (Note 9)	258,214	68,705
	287,994	124,660
Shareholders' Equity		
Common shares (Note 6)	835,285	62,100
Contributed surplus (Note 11)	220,950	88,403
Subscriptions receivable (Note 6(b))	(58,750)	-
Deficit accumulated in the exploration stage	(127,711)	(10,959)
	869,774	139,544
	$ 1,157,768	$ 264,204

Approved by the Board:

____________________ Director ____________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Operations and Deficit

For the years ended December 31	2005	2004	2003
		(unaudited)	*(unaudited)*
General and administrative expenses			
Accounting	$ 15,256	$ 6,000	$ 2,000
Consulting	17,435	-	-
Interest	24	-	-
Legal (Note 5(b))	25,369	1,000	1,000
Office and miscellaneous	2,971	-	-
Stock option compensation (Note 7)	52,677	-	-
Travel	3,041	-	-
	(116,773)	(7,000)	(3,000)
Other income			
Interest	21	-	-
Net loss for the year	(116,752)	(7,000)	(3,000)
Deficit accumulated in the exploration stage, beginning of year	(10,959)	(3,959)	(959)
Deficit accumulated in the exploration stage, end of year	$ (127,711)	$ (10,959)	$ (3,959)
Loss per share – basic and diluted	$ (0.01)	$ (0.00)	$ (0.00)
Weighted average shares outstanding	11,025,539	10,000,500	10,000,500

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Mineral Properties and Deferred Exploration Costs

For the years ended December 31		2005		2004		2003
				(unaudited)		*(unaudited)*
Mineral property costs						
Option payments received (Note 4)	**$**	**(26,276)**	$	(25,000)	$	-
Exploration and development costs						
Drilling		**13,897**		173,675		18,474
Assays, sampling and metallurgical test fees		**4,178**		6,031		-
Geological consulting		**5,620**		5,372		-
Other		**3,570**		14,332		-
		27,265		199,410		18,474
		989		174,410		18,474
Mineral properties and deferred exploration costs, beginning of year		**264,204**		89,794		71,320
Mineral properties and deferred exploration costs, end of year	**$**	**265,193**	$	264,204	$	89,794

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Cash Flows

For the years ended December 31	2005	2004 *(unaudited)*	2003 *(unaudited)*
Cash flows used in operating activities			
Cash paid to employees and suppliers	$ (80,365)	$ -	$ -
Interest paid	(24)	-	-
Other receipts	21	-	-
	(80,368)	-	-
Cash flows provided by financing activities			
Net proceeds from issuance of common shares and share subscriptions, net of issue costs	901,310	-	-
Advances from shareholder	61,785	-	-
	963,095	-	-
Cash flows provided by (used in) investing activities			
Cash received from option payments	15,000	-	-
Expenditures and advances on mineral properties	(19,546)	-	-
	(4,546)	-	-
Increase in cash	878,181		
Cash, beginning of year	-	-	-
Cash, end of year	$ 878,181	$ -	$ -

Supplemental cash flow information (Note 10)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd (the "Tri-Energy Group"). In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse.

Over time the management and directors of MBMI and the Company determined that MBMI's interest in its Philippine Nickel Projects was not a strategic fit with the Canadian Gold Projects held in the Company. As a consequence it was determined to separate the Canadian Gold Projects from the Philippine Nickel Project by taking the Company public in an initial public offering. As part of the transaction MBMI's share interest in Garson would be distributed to the MBMI shareholders such that upon completion of the transaction MBMI shareholders would hold shares in the separate public company "Garson Resources Ltd.".

The Company has not earned revenues from its exploration activity and is considered to be in the exploration stage.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

At December 31, 2005, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $127,711. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

Ability to Continue as a Going Concern - continued

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The comparative financial statements of the Company consist of the consolidated financial statements of the Tri Energy Group. All intercompany balances and transactions were eliminated on consolidation.

Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from those estimates. Key items in these financial statements subject to significant estimates and assumptions include stock option compensation and the valuation of mineral properties and deferred exploration costs.

Mineral Properties and Deferred Exploration Costs

The amounts recorded as mineral properties and deferred exploration costs represent exploration and associated activity costs incurred to date and are not intended to reflect present or future values. These costs are deferred until the discovery of economically exploitable reserves and the start-up of the production phase on a property-by-property basis or until the property is abandoned. Mineral properties are abandoned when management allows property interests to lapse or when they determine that properties are not economically viable. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the Mineral Property cost. The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Mineral Properties and Deferred Exploration Costs - continued

On a periodic basis, senior management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that it is determined there is an impairment in the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Costs incurred by MBMI for which no reimbursement was made on the Company's Canadian Gold Properties are recorded in these financial statements as deferred exploration expenses (net of option payments received) with a corresponding increase to Contributed Surplus (Note 11).

Loss Per Share

The Company uses the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each year. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the year.

There were no common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) at December 31, 2005, 2004 or 2003.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are only recognized when it is likely that the associated benefits on loss carry forwards will be realized.

The tax effect of exploration costs incurred by MBMI on behalf of the Company for which the Company does not obtain the tax benefit is recognized as a reduction of contributed surplus.

Stock-based Compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model. Compensation expense of unvested options is re-measured on each balance sheet date and amortized over the term of the options.

Marketable Securities

Marketable securities are recorded at the lower of cost and market.

Financial Instruments

The Company's financial instruments consist of cash, receivables, marketable securities, accounts payable and accrued liabilities, and amounts due to shareholder. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Flow-Through Shares

The Company provided certain share subscribers with a flow through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the CICA issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee ("EIC") Abstract No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company reduce its share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.

Asset Retirement Obligation

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At December 31, 2005 and 2004 the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

1. Restricted Cash

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at December 31, 2005, unspent cash proceeds from flow-through shares was $547,700 (2004 - $Nil).

2. Amalgamation

On November 8, 2005 the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. "(The Tri-Energy Group"). See the Nature of Business discussion in the Summary of Significant Accounting Policies.

3. Marketable Securities

	2005	2004	2003
Marketable securities (Note 4)	**$ 11,250**	$ -	$ -

The market value of the investment in Young-Shannon Gold Mines Ltd. at December 31, 2005 was $15,000 (150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

4. Mineral Properties and Deferred Exploration Costs

	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2003 (unaudited)	$ 61,140	$ 5,090	$ 5,090	$ 71,320
Exploration and development costs	-	18,474	-	18,474
Balance – December 31, 2003 (unaudited)	61,140	23,564	5,090	89,794
Option payments received	-	(25,000)	-	(25,000)
Exploration and development costs	4,571	106,249	88,590	199,410
Balance – December 31, 2004 (unaudited)	65,711	104,813	93,680	264,204
Option payments received	-	(26,276)	-	(26,276)
Exploration and development costs	-	916	26,349	27,265
Balance – December 31, 2005	**$ 65,711**	**$ 79,453**	**$ 120,029**	**$ 265,193**

4. Mineral Properties and Deferred Exploration Costs - continued

Canadian Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario.

The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

On October 25, 2004 the Company and MBMI entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

	Cash	Number of Shares in Young-Shannon	Work Commitments by Young-Shannon
Upon signing (MBMI received)	$ 10,000	150,000	$ -
Year 1 (received)	15,000	150,000	200,000
Year 2	20,000	150,000	300,000
Year 3	30,000	200,000	400,000
Total	**$ 75,000**	**650,000**	**$ 900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Payable to shareholder

MBMI provided certain advances to the Company for operating costs, mineral exploration and other expenditures which were recorded as amounts payable to shareholder. In addition, the payable includes management fees charged to the Company by MBMI. These advances were unsecured, non-interest bearing and were without specific terms of repayment. MBMI has agreed with the Company that such amounts owing at December 31, 2005 are not repayable.

(b) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $25,369 (2004 - $Nil) from a law firm whose principal is a director of the Company.
- General administrative costs incurred prior to October 31, 2005 were borne by MBMI. No reimbursement or allocation of such indirect costs was charged to the Company during the period from acquisition in 2003 to 2005.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

6. Common Shares

Authorized
Unlimited Common shares without par value

Issued

	No of Shares	Amount
Balance – December 31, 2002, 2003 and 2004	10,000,500	$ 62,100
Flow through shares issued for cash - net of issuance costs of $15,340 (b)	3,651,334	532,360
Issued as finders fees on flow-through shares	173,840	-
Issued by private placements - net of issuance costs of $29,800 (a)	4,075,000	377,700
Tax value of assets renounced to flow-through share investors (b)	-	(186,875)
Exercise of stock options	1,000,000	50,000
Balance – December 31, 2005	18,900,674	$ 835,285

6. Common Shares - continued

(a) Subsequent to September 21, 2005, the Company issued, by way of private placement, 4,075,000 common shares at a price of $0.10 per share, generating proceeds of $407,500. Finders' fees of $29,800 were paid.

(b) Subsequent to September 21, 2005, the Company issued, by way of private placement, 3,651,334 flow through common shares at a price of $0.15 per share, generating proceeds of $547,700, gross of the future income tax liability relating to the renunciation of expenditures of $186,875. Finders' fees of $15,340 and 173,840 common shares were paid. As at December 31, 2005, there were a total of $58,750 in subscriptions receivable in relation to this private placement. Such amounts were received in January, 2006

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $547,700 of the proceeds was renounced to the subscribers as tax benefits during the period ended December 31, 2005.

(c) A total of 1,000,000 common shares were issued during the year ended December 31, 2005 upon the exercise of stock options previously granted to directors of the Company, generating net proceeds of $50,000 (Notes 7 and 8).

(d) On October 18, 2005, the Company split its shares on the basis of 5 new shares for each old share outstanding. All transactions are shown on a post-split basis.

7. Stock Option Compensation

Pursuant to a resolution of the Board of Directors dated August 24, 2005, the Company granted 1,000,000 stock options. All of the options granted vested on the grant date and had an exercise price of $0.05 exercisable for a three-month period. Compensation expense was determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted were as below.

Weighted average assumptions used in calculating the compensation expense in respect of these options granted were as below.

	2005
Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	110%
Weighted average expected life of the options	3 months

Total compensation expense for the options that were granted during the year ended December 31, 2005 increased contributed surplus and the net loss by $52,677 (2004 - $Nil).

There were no stock options granted prior to the grant in 2005.

8. Stock Options

The change in stock options outstanding was as follows:

	2005	
	Number	Exercise Price
Outstanding, beginning of year	-	$ -
Granted	1,000,000	$ 0.05
Exercised	(1,000,000)	$ 0.05
Outstanding, end of year	-	$ -

No stock options were granted prior to the year ended December 31, 2005.

9. Income Taxes

The tax effect of temporary differences that give rise to the Company's Canadian future income tax assets and liabilities are as follows:

	2005	2004
Tax loss carry forwards	**$ 28,589**	$ 3,806
Cumulative eligible capital	**64**	67
Share issue costs	**12,321**	-
Canadian exploration expenses	**(258,214)**	(68,705)
Valuation allowance	**(40,974)**	(3,873)
Future income tax liability	**$ (258,214)**	$ (68,705)

9. Income Taxes - continued

The income taxes shown in the Statements of Operations and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2005	2004	2003
Statutory tax rate	**34.12%**	35.62%	35.62%
Net loss for the year	**$ (116,752)**	$ (7,000)	$ (3,000)
Net Canadian tax benefit based on statutory rates	**$ (39,836)**	$ (2,493)	$ (1,069)
Effect of changes in effective tax rates and adjustments	**(2,730)**	-	-
Non-deductible stock option compensation	**17,973**	-	-
Permanent differences	**(187)**	-	-
Increase in valuation allowance	**24,780**	2,493	1,069
	$ -	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has Canadian non-capital losses of approximately $83,700 to reduce future taxable income. These losses, if unused, will expire in varying amounts from 2011 to 2015. No benefit from these losses has been recorded in these financial statements.

The increase in the valuation allowance includes approximately $12,000 related to the tax basis of share issue costs to be deducted in future periods.

10. Cash Flow Information

	2005	2004	2003
Non-cash investing and financing activities			
Shares received in Young-Shannon	**$ 11,250**	$ -	$ -
Exploration costs incurred by MBMI on behalf of the Company (net of deferred tax effect) for which reimbursement was not required	**$ 5,085**	$ 84,631	$ 11,894

11. Contributed Surplus

		2005		2004
Balance, beginning of year	$	**88,403**	$	19,073
Exploration costs incurred by MBMI on behalf of the Company, net of option payments and deferred taxes		**5,085**		69,330
Debt forgiven by MBMI (Note 5(a))		**74,785**		
Stock option compensation (Note 7)		**52,677**		-
Balance, end of year	**$**	**220,950**	$	88,403

12. Subsequent Events

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) On April 21, 2006, the Company signed a Letter of Intent ("LOI") with Piper Capital Inc., a TSX Venture Exchange listed company, which sets out the terms and conditions for an Option Agreement in respect of the Company's Copper Prince property. Under the terms of the Letter of Intent, Piper can earn up to a 60% interest in the Property in two stages – 50% by making total payments of $75,000, issuing 650,000 shares, and incurring $700,000 in exploration expenditures over three years, and an additional 10% by issuing 250,000 shares and incurring $500,000 in exploration expenditures in the fourth year.

(c) The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering. This transaction is subject to completion of definitive agreements and regulatory approval.

12. Subsequent Events (Continued)

(d) Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

(e) Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

CERTIFICATE OF THE COMPANY

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), and by Part XV of the *Securities Act* (Ontario) and the respective regulations made thereunder.

DATED: May 29, 2006

"Ed Stringer"
Ed Stringer
Director / Chief Executive Officer, President

"Dave Tafel"
David Tafel
Director / Chief Financial Officer

ON BEHALF OF THE BOARD

"David Constable"
David Constable
Director / Vice President, Corporate Development

"Kenneth A. Cawkell"
Kenneth A. Cawkell
Director / Secretary

CERTIFICATE OF THE PROMOTER

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), and by Part XV of the *Securities Act* (Ontario) and the respective regulations made thereunder.

DATED: May 29, 2006

"Ed Stringer"
Ed Stringer

"Dave Tafel"
MBMI Resources Inc.

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 1st day of January, 2006.

BETWEEN:

ED STRINGER, an individual residing at 76 Henry Street, Garson, Ontario, P3L 1A4.

(the "Consultant")

OF THE FIRST PART

AND:

GARSON RESOURCES LTD., a company duly incorporated under the laws of Canada, and having its registered office located at Suite 1260 – 1188 West Georgia Street, Vancouver, B.C. V6E 4A2.

(the "Company")

OF THE SECOND PART

WHEREAS:

A. The Company wishes to retain the Consultant to provide services in connection with the business of the Company.

B. The Consultant agrees to provide consulting services to the Company as on the terms and subject to the conditions herein set out.

NOW THEREFORE, in consideration of the terms, covenants and conditions set out below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1 – CONSULTING SERVICES AND TERM

1.1 Nature of Consulting Services

During the term of this Agreement, the Consultant agrees to serve and provide to the Company, (or to any subsidiary or affiliate of the Company, as the Company may direct), such duties, services and assistance, and to exercise such powers pertaining to the management and operation of the Company, as the Company may direct from time to time, provided that same are consistent with the position and duties described herein, including, but not limited to, the following:

a. The Consultant will occupy the office of President of the Company;

b. The Consultant shall have the obligations and responsibilities and shall perform such duties similar to those performed by Presidents in corporations of similar size to the Company, and the Consultant shall perform other such duties as are required and designated by the Board of Directors from time to time;

c. The Consultant will provide services to the Company on a part time basis;

The Consultant will use his best efforts to promote the interests and goodwill of the Company and will perform the duties that may reasonably be assigned by the Company diligently and faithfully to the best of the Consultant's abilities and in the best interest of the Company.

1.2 **Term**

The Company hereby agrees to retain the Consultant to act as a member of the Company's Board and to provide to the Company the consulting services set forth in section 1.2 below for a period of 12 months (the "Term") commencing on the date of this Agreement, which Term shall automatically be renewed for further 12 month Terms (the "Renewal Terms"), provided that each party may give notice to the other not less than 60 days prior to the end of the then current Term or Renewal Term that the engagement shall not be renewed.

1.3 **Reporting**

In providing the Services, the Consultant shall be responsible to and shall report to the Company's Board of Directors, or such other person as the Company's Board of Directors shall from time to time designate.

ARTICLE 2 – CONSIDERATION

2.1 **Consideration**

In consideration for the services rendered by the Consultant during the Term and all Renewal Terms, if any, the Company shall pay the Consultant as follows:

(a) A fee for services in the amount of $3,000 per month, payable on the last day of each calendar month.

(b) The Company shall grant the Consultant a stock option, in such amount and exercisable at such prices as determined by the Board of Directors of the Company, and on the terms defined in the Company's Stock Option Plan from time to time.

(c) The Company may grant the Consultant bonuses or other compensation as the Board of Directors of the Company in their sole discretion may determine from time to time.

2.2 **Income Tax, etc.**

The Consultant confirms that he is engaged as an independent consultant and service provider and not as an employee. Accordingly, the Consultant shall be required to pay all Income Taxes, Employment Insurance, Workers' Compensation, Canadian Pension Plan and other contributions required by law to be deducted at source, and shall indemnify and save the Company harmless from any and all claims, demands or actions of any kind arising in any way from the Consultant failing to remit such taxes or source deductions.

2.3 **GST**

If required by law or by the Company, the Consultant shall provide a GST number to the Company and will charge GST and remit the same to the appropriate government body, and will in any event indemnify and save the Company harmless from any claims, demands, actions, assessments and liabilities whatsoever (including legal fees and disbursements) arising from the Consultant's failure to charge, collect or remit GST for any period the Consultant has provided consulting services to the Company under this or any former or subsequent consulting agreement.

2.4 **Expenses**

The Consultant shall be reimbursed for all reasonable, pre-approved out-of-pocket expenses incurred by the Consultant in or about the execution of this Agreement, provided that the Consultant provides the Company with copies of all underlying invoices, including travel, telephone costs, expenses.

2.5 **Insurance**

The Company shall be responsible for obtaining, and shall bear the cost of, all reasonable and necessary insurance related to the Consultant's performance of the Services, including, without limitation, medical insurance (including accident coverage), and commercial general / professional liability insurance, as appropriate.

ARTICLE 3 – STANDARD OF CARE

3.1 **Standard of Care**

The Consultant shall provide the Services diligently, honestly, faithfully and in a professional manner to the best of the Consultant's abilities and in the best interests of the Company.

3.2 **Travel**

Travel to the Company's office may be required from time to time, as well as presentation of data at various locations. The Company will compensate the Consultant for all reasonable travel expenses related to his consulting services.

ARTICLE 4 – NON-COMPENTITION AND CONFIDENTIALITY

4.1 **Non-Exclusive Engagement**

The Company acknowledges that the Consultant may be employed by, have investments in or perform consulting services for other companies involved in mining exploration development from time to time during the term of this Agreement, and, subject to section 4.2, the Company hereby consents thereto.

4.2 **Non-Competition**

The Consultant hereby agrees that during the term of this Agreement, the Consultant shall not provide consulting services to any person, firm, corporation or other entity which is either directly in competition with the Company or which, to the knowledge of the Consultant, is a party to any contract with the Company.

4.3 **Confidentiality**

The Consultant, in his personal capacity, acknowledges and agrees that the Company is involved in the business of natural resources / mining, and as a consequence, the Consultant acknowledges and agrees that:

(a) in the course of performing his duties and responsibilities as a Consultant of the Company, he has had and will continue in the future to have access to and has been and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future and contemplated products, services, operations and marketing techniques and procedures of the Company and its subsidiaries, including, without limitation, information relating to clients, customers, suppliers and employees of the Company and its subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Company or to the general public, or the use of same by the Consultant or any competitor of the Company or any of its subsidiaries, would be highly detrimental to the interests of the Company;

(b) in the course of performing his duties and responsibilities for the Company, the Consultant has been and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Company with such customers, clients and suppliers and would not have, except by virtue of the Consultant's engagement with the Company, developed a close and direct relationship with the customers, clients and suppliers of the Company; and

(c) the right to maintain the confidentiality of the Trade Secrets, the right to preserve the goodwill of the Company and the right to the benefit of any relationships that have developed between the Company and the customers, clients, and suppliers of the Company by virtue of the Consultant's engagement with the Company constitute proprietary rights of the Company, which the Company is entitled to protect.

4.4 **Non-Disclosure**

In acknowledgement of the matters described above and in consideration of the payments to be received by the Consultant pursuant to this Consulting Agreement, the Consultant, in his personal capacity, hereby agrees that he will not, during the term of this Consulting Agreement or after termination thereof for any reason whatsoever, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Company), in any manner any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or becomes generally available to the public other than as a result of act or omission by the Consultant.

4.5 **Name and Likeness in Advertising / Promotional Material**

The Consultant hereby grants to the Company the right to use the Consultant's name, likeness and / or biography in connection with the Services performed by the Consultant under this Agreement in any advertising, promotional or securities disclosure material.

ARTICLE 5 – TERMINATION

5.1 **Termination by Company**

The Company may terminate the Consultant's engagement under this Agreement:

(a) forthwith upon notice by the Company to the Consultant, if, in the opinion of the Company, the Consultant acts unlawfully, unfaithfully, dishonestly or in bad faith respecting his obligations under this Agreement or otherwise, or the Consultant breaches this Agreement, in which case the Company shall make no further payment to the Consultant hereunder beyond the date of such termination; or

(b) in any other circumstances, upon notice by the Company to the Consultant, in which case the Company shall provide the Consultant with 60 days notice of termination.

5.2 **Termination by Consultant**

The Consultant may terminate this Agreement upon giving the Company 60 days notice in writing.

5.3 **Return of Property**

Upon the termination of the Consultant's engagement with the Company for any reason, the Consultant will deliver to the Company all property of the Company in the possession or control of the Consultant, including but without limitation, all Trade Secrets, security passes, keys, reports and other property belonging to the Company or developed in connection with the business of the Company.

ARTICLE 6 – NOTICES

6.1 Notice

Notices may be delivered personally, mailed to a party at the address shown below or delivered by electronic communications, including facsimile (fax). Notices by mail will be effective five (5) business days following the date of the postmark. Notices delivered personally or by electronic communications shall be deemed received by first business day following such delivery or transmittal. Electronic communications containing an identification code (of which a party has previously given notice to the other party) in an electronic document will be legally sufficient to verify the identity of the sender and the authenticity of the document. An electronic document containing an identification code is agreed to constitute a signed writing. An electronic document or a computer printout of it is an original when maintained in the normal course of business:

Notices shall be sent to:

The Company: Garson Resources Ltd.
Suite 1260 – 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Attention: Vice-President, Administration

The Consultant: Ed Stringer
76 Henry Street
Garson, Ontario P3L 1A4

ARTICLE 7 – GENERAL

7.1 Time of the Essence

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

7.2 Gender

In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders.

7.3 Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and shall in all respects be treated as a British Columbia contract.

7.4 Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party hereunder. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

7.5 **Legal and Financial Advice**

The Consultant hereby represents, warrants and acknowledges to the Company that he has had the opportunity to seek and was not prevented nor discouraged by the Company from seeking independent legal and financial advice prior to the execution and delivery of this Agreement.

7.6 **Arbitration**

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the *Commercial Arbitration Act of British Columbia.*

7.7 **Interpretation**

References in this Agreement to "this Agreement" mean and include any Schedules hereto. The term "Company" includes any affiliates or subsidiaries of the Company. All headings are inserted for reference only. No provision of this Agreement shall be construed against any party by virtue of that party having drafted and prepared this Agreement; it being acknowledged and agreed that both parties participated in the negotiation, drafting and preparation of this Agreement.

7.8 **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. The Company without the consent of the Consultant may assign this Agreement. However, this Agreement is personal to the Consultant based upon the singular skill, qualifications and experience of the Consultant and is not assignable by him.

7.9 **Severability**

If any provisions in this Agreement, including the breadth or scope of such provisions, shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof.

7.10 **Survival**

The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after expiration or termination of this Agreement and specifically ARTICLE 4 (Confidentiality) shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

7.11 **Remedies**

The Consultant acknowledges and agrees that any breach of this Agreement could cause irreparable damage to the Company and that in the event of a breach by the Consultant, the Company shall have, in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Consultant of any of the provisions of this Agreement. The Consultant also acknowledges and agrees that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity.

7.12 **Whole Agreement**

This Agreement constitutes the whole agreement between the Consultant and the Company with respect to the subject matters hereof and supersedes any previous communication, understandings and agreements between the Consultant and the Company with respect to the subject matters hereof. This Agreement may only be amended in writing signed by the parties hereto except as otherwise provided in this Agreement.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the day and year first above mentioned.

The Company
GARSON RESOURCES LTD.

Per:
"Dave Tafel"
Authorized Signatory

The Consultant
ED STRINGER

"Ed Stringer"
Ed Stringer


RECEIVED
APR 2007
PROCESSING
SECTION
WASH, D.C.
209

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 1st day of January, 2006.

BETWEEN:

PACIFIC CAPITAL ADVISORS INC., a company duly incorporated under the laws of the Province of British Columbia and having its registered and records office located at 1260 – 1188 West Georgia Street, Vancouver, B.C., V6E 4A2.

(the "Consultant")

OF THE FIRST PART

AND:

GARSON RESOURCES LTD., a company duly amalgamated under the laws of the Province of British Columbia having its registered office located at 1260 – 1188 West Georgia Street, Vancouver, B.C. V6E 4A2

(the "Company")

OF THE SECOND PART

WHEREAS:

A. The Company wishes to retain the Consultant to provide services in connection with the business of the Company.

B. The Consultant agrees to provide consulting services to the Company as on the terms and subject to the conditions herein set out.

C. The Principal of the Consultant is Mr. David Tafel who will be the person designated by the Consultant (the "Designated Agent") to perform the services.

NOW THEREFORE, in consideration of the terms, covenants and conditions set out below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1 – CONSULTING SERVICES AND TERM

1.1 Nature of Consulting Services

During the term of this Agreement, the Consultant agrees to cause the Designated Agent to serve and provide to the Company, (or to any subsidiary or affiliate of the Company, as the Company may direct), such duties, services and assistance, and to exercise such powers pertaining to the management and operation of the Company, as the Company may direct from time to time, provided that same are consistent with the position and duties described herein, including, but not limited to, the following:

a. The Designated Agent will occupy the office of Vice-President Administration of the Company;

b. The Designated Agent shall have the obligations and responsibilities and shall perform such duties similar to those performed by President in corporations of similar size to the Company, and the Designated Agent shall perform other such other duties as are required and designated by the Board of Directors from time to time;

c. The Designated Agent will provide services to the Company on a part time basis;

The Designated Agent will use his best efforts to promote the interests and goodwill of the Company and will perform the duties that may reasonably be assigned by the Company diligently and faithfully to the best of the Designated Agent's abilities and in the best interest of the Company.

1.2 **Term**

The Company hereby agrees to retain the Designated Agent to act as a member of the Company's Board and to provide to the Company the consulting services set forth in section 1.2 below for a period of 12 months (the "Term") commencing on the date of this Agreement, which Term shall automatically be renewed for further 12 month Terms (the "Renewal Terms"), provided that each party may give notice to the other not less than 60 days prior to the end of the then current Term or Renewal Term that the engagement shall not be renewed.

1.3 **Services**

The Services shall be provided on behalf of the Consultant by the Designated Agent, and the Services shall not be provided by any other employee or agent of the Consultant without the prior written approval of the Company.

1.4 **Reporting**

In providing the Services, the Designated Agent shall be responsible to and shall report to the Company's Board of Directors, or such other person as the Company's Board of Directors shall from time to time designate.

ARTICLE 2 – CONSIDERATION

2.1 **Consideration**

In consideration for the services rendered by the Designated Agent during the Term and all Renewal Terms, if any, the Company shall pay the Consultant as follows:

(a) A fee for services in the amount of $2,000 per month, payable on the last day of each calendar month.

(b) The Company shall grant the Designated Agent a stock option, in such amount and exercisable at such prices as determined by the Board of Directors of the Company, and on the terms defined in the Company's Stock Option Plan from time to time.

(c) The Company may grant the Consultant bonuses or other compensation as the Board of Directors of the Company in their sole discretion may determine from time to time.

2.2 **Income Tax, etc.**

The Consultant confirms it is engaged as an independent consultant and service provider and not as an employee. Accordingly, the Consultant shall be required to pay all Income Taxes, Employment Insurance, Workers' Compensation, Canadian Pension Plan and other contributions required by law to be deducted at source, and shall

indemnify and save the Company harmless from any and all claims, demands or actions of any kind arising in any way from the Consultant failing to remit such taxes or source deductions.

2.3 **GST**

If required by law or by the Company, the Consultant shall provide a GST number to the Company and will charge GST and remit the same to the appropriate government body, and will in any event indemnify and save the Company harmless from any claims, demands, actions, assessments and liabilities whatsoever (including legal fees and disbursements) arising from the Consultant's failure to charge, collect or remit GST for any period the Consultant has provided consulting services to the Company under this or any former or subsequent consulting agreement.

2.4 **Expenses**

The Consultant shall be reimbursed for all reasonable, pre-approved out-of-pocket expenses incurred by the Consultant in or about the execution of this Agreement, provided that the Consultant provides the Company with copies of all underlying invoices, including travel, telephone costs, expenses.

2.5 **Insurance**

The Consultant shall be responsible for obtaining, and shall bear the cost of, all reasonable and necessary insurance related to the Designated Agent's performance of the Services, including, without limitation, medical insurance (including accident coverage), and commercial general / professional liability insurance, as appropriate. The Designated Agent acknowledges that the Company is not obligated to include the Designated Agent under any of the Company's own insurance coverage.

ARTICLE 3 – STANDARD OF CARE

3.1 **Standard of Care**

The Designated Agent shall provide the Services diligently, honestly, faithfully and in a professional manner to the best of the Designated Agent's abilities and in the best interests of the Company.

3.2 **Travel**

Travel to the Company's office may be required from time to time, as well as presentation of data at various locations. The Company will compensate the Consultant for all reasonable travel expenses related to his consulting services.

ARTICLE 4 – CONFIDENTIALITY

4.1 **Confidentiality**

The Designated Agent, in his personal capacity, acknowledges and agrees that the Company is involved in the business of natural resources / mining, and as a consequence, the Designated Agent and the Consultant jointly and severally acknowledge and agree that:

(a) in the course of performing its duties and responsibilities as a Consultant of the Company, the Designated Agent has had and will continue in the future to have access to and has been and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future and contemplated products, services, operations and marketing techniques and procedures of the Company and its subsidiaries, including, without limitation, information relating to clients, customers, suppliers and employees of the Company and its

subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Company or to the general public, or the use of same by the Consultant or any competitor of the Company or any of its subsidiaries, would be highly detrimental to the interests of the Company;

(b) in the course of performing his duties and responsibilities for the Company, the Consultant has been and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Company with such customers, clients and suppliers and would not have, except by virtue of the Consultant's engagement with the Company, developed a close and direct relationship with the customers, clients and suppliers of the Company; and

(c) the right to maintain the confidentiality of the Trade Secrets, the right to preserve the goodwill of the Company and the right to the benefit of any relationships that have developed between the Company and the customers, clients, and suppliers of the Company by virtue of the Consultant's engagement with the Company constitute proprietary rights of the Company, which the Company is entitled to protect.

4.2 **Non-Disclosure**

In acknowledgement of the matters described above and in consideration of the payments to be received by the Consultant pursuant to this Consulting Agreement, the Consultant and the Designated Agent, in his personal capacity, hereby agree that they will not, during the term of this Consulting Agreement or after termination thereof for any reason whatsoever, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Company), in any manner any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or becomes generally available to the public other than as a result of act or omission by the Consultant or the Designated Agent.

4.3 **Name and Likeness in Advertising / Promotional Material**

The Consultant hereby grants to the Company the right to use the Designated Agent's name, likeness and / or biography in connection with the Services performed by the Consultant under this Agreement in any advertising, promotional or securities disclosure material.

ARTICLE 5 – TERMINATION

5.1 **Termination by Company**

The Company may terminate the Consultant's engagement under this Agreement:

(a) forthwith upon notice by the Company to the Consultant, if, in the opinion of the Company, the Consultant acts unlawfully, unfaithfully, dishonestly or in bad faith respecting her obligations under this Agreement or otherwise, or the Consultant breaches this Agreement, in which case the Company shall make no further payment to the Consultant hereunder beyond the date of such termination; or

(b) in any other circumstances, upon notice by the Company to the Consultant, in which case the Company shall provide the Consultant with 60 days notice of termination.

5.2 **Termination by Consultant**

The Consultant may terminate this Agreement upon giving the Company 60 days notice in writing.

5.3 **Return of Property**

Upon the termination of the Consultant's engagement with the Company for any reason, the Consultant will deliver to the Company all property of the Company in the possession or control of the Consultant, including but without limitation, all Trade Secrets, security passes, keys, reports and other property belonging to the Company or developed in connection with the business of the Company.

ARTICLE 6 – NOTICES

6.1 **Notice**

Notices may be delivered personally, mailed to a party at the address shown below or delivered by electronic communications, including facsimile (fax). Notices by mail will be effective five (5) business days following the date of the postmark. Notices delivered personally or by electronic communications shall be deemed received by first business day following such delivery or transmittal. Electronic communications containing an identification code (of which a party has previously given notice to the other party) in an electronic document will be legally sufficient to verify the identity of the sender and the authenticity of the document. An electronic document containing an identification code is agreed to constitute a signed writing. An electronic document or a computer printout of it is an original when maintained in the normal course of business:

Notices shall be sent to:

The Company: Garson Resources Ltd.
Suite 1260 – 1188 West Georgia Street
Vancouver, B.C. V6E 4A2

The Consultant: Pacific Capital Advisors Inc.
#311, 470 Granville Street
Vancouver, B.C. V6C 1V5

Attention: Mr. David Tafel

ARTICLE 7 – GENERAL

7.1 **Time of the Essence**

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

7.2 **Gender**

In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders.

7.3 **Governing Law**

This Agreement shall be governed by the laws of the Province of British Columbia and shall in all respects be treated as a British Columbia contract.

7.4 **Waiver**

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party hereunder. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

7.5 **Legal and Financial Advice**

The Consultant hereby represents, warrants and acknowledges to the Company that he or she has had the opportunity to seek and was not prevented nor discouraged by the Company from seeking independent legal and financial advice prior to the execution and delivery of this Agreement.

7.6 **Arbitration**

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the *Commercial Arbitration Act of British Columbia*.

7.7 **Interpretation**

References in this Agreement to "this Agreement" mean and include any Schedules hereto. The term "Company" includes any affiliates or subsidiaries of the Company. All headings are inserted for reference only. No provision of this Agreement shall be construed against any party by virtue of that party having drafted and prepared this Agreement; it being acknowledged and agreed that both parties participated in the negotiation, drafting and preparation of this Agreement.

7.8 **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. The Company without the consent of the Consultant may assign this Agreement. However, this Agreement is personal to the Consultant based upon the singular skill, qualifications and experience of the Designated Agent and is not assignable by her.

7.9 **Severability**

If any provisions in this Agreement, including the breadth or scope of such provisions, shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof.

7.10 **Survival**

The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after expiration or termination of this Agreement and specifically ARTICLE 4 (Confidentiality) shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

7.11 **Remedies**

The Consultant acknowledges and agrees that any breach of this Agreement could cause irreparable damage to the Company and that in the event of a breach by the Consultant, the Company shall have, in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to

prevent any violation by the Consultant of any of the provisions of this Agreement. The Consultant also acknowledges and agrees that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity.

7.12 **Whole Agreement**

This Agreement constitutes the whole agreement between the Consultant and the Company with respect to the subject matters hereof and supersedes and previous communication, understandings and agreements between the Consultant and the Company with respect to the subject matters hereof. This Agreement may only be amended in writing signed by the parties hereto except as otherwise provided in this Agreement.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the day and year first above mentioned.

The Company
GARSON RESOURCES LTD..

Per:
"Kenneth A. Cawkell"
Authorized Signatory

The Consultant
PACIFIC CAPITAL ADVISORS INC.

Per:
"David Tafel"
Authorized Signatory

The undersigned, **Designated Agent**, hereby acknowledges and agrees to the terms of this Consulting Agreement and specifically to Article 4 as it applies to the Designated Agent in his personal capacity.

"David Tafel"
DAVID TAFEL

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 1st day of January, 2006.

BETWEEN:

DAVID CONSTABLE, an individual residing at 811 Miriam Crescent, Burlington, Ontario, L7S 2B8.

(the "Consultant")

OF THE FIRST PART

AND:

GARSON RESOURCES LTD., a company duly incorporated under the laws of Canada, and having its registered office located at Suite 1260 – 1188 West Georgia Street, Vancouver, B.C. V6E 4A2.

(the "Company")

OF THE SECOND PART

WHEREAS:

A. The Company wishes to retain the Consultant to provide services in connection with the business of the Company.

B. The Consultant agrees to provide consulting services to the Company as on the terms and subject to the conditions herein set out.

NOW THEREFORE, in consideration of the terms, covenants and conditions set out below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1 – CONSULTING SERVICES AND TERM

1.1 Nature of Consulting Services

During the term of this Agreement, the Consultant agrees to serve and provide to the Company, (or to any subsidiary or affiliate of the Company, as the Company may direct), such duties, services and assistance, and to exercise such powers pertaining to the management and operation of the Company, as the Company may direct from time to time, provided that same are consistent with the position and duties described herein, including, but not limited to, the following:

a. The Consultant will occupy the office of Vice-President, Development of the Company;

b. The Consultant shall have the obligations and responsibilities and shall perform such duties similar to those performed by Vice-Presidents in corporations of similar size to the Company, and the Consultant shall perform other such duties as are required and designated by the Board of Directors from time to time;

c. The Consultant will provide services to the Company on a part time basis;



The Consultant will use his best efforts to promote the interests and goodwill of the Company and will perform the duties that may reasonably be assigned by the Company diligently and faithfully to the best of the Consultant's abilities and in the best interest of the Company.

1.2 **Term**

The Company hereby agrees to retain the Consultant to act as a member of the Company's Board and to provide to the Company the consulting services set forth in section 1.2 below for a period of 12 months (the "Term") commencing on the date of this Agreement, which Term shall automatically be renewed for further 12 month Terms (the "Renewal Terms"), provided that each party may give notice to the other not less than 60 days prior to the end of the then current Term or Renewal Term that the engagement shall not be renewed.

1.3 **Reporting**

In providing the Services, the Consultant shall be responsible to and shall report to the Company's Board of Directors, or such other person as the Company's Board of Directors shall from time to time designate.

ARTICLE 2 – CONSIDERATION

2.1 **Consideration**

In consideration for the services rendered by the Consultant during the Term and all Renewal Terms, if any, the Company shall pay the Consultant as follows:

(a) A fee for services in the amount of $2,000 per month, payable on the last day of each calendar month.

(b) The Company shall grant the Consultant a stock option, in such amount and exercisable at such prices as determined by the Board of Directors of the Company, and on the terms defined in the Company's Stock Option Plan from time to time.

(c) The Company may grant the Consultant bonuses or other compensation as the Board of Directors of the Company in their sole discretion may determine from time to time.

2.2 **Income Tax, etc.**

The Consultant confirms that he is engaged as an independent consultant and service provider and not as an employee. Accordingly, the Consultant shall be required to pay all Income Taxes, Employment Insurance, Workers' Compensation, Canadian Pension Plan and other contributions required by law to be deducted at source, and shall indemnify and save the Company harmless from any and all claims, demands or actions of any kind arising in any way from the Consultant failing to remit such taxes or source deductions.

2.3 **GST**

If required by law or by the Company, the Consultant shall provide a GST number to the Company and will charge GST and remit the same to the appropriate government body, and will in any event indemnify and save the Company harmless from any claims, demands, actions, assessments and liabilities whatsoever (including legal fees and disbursements) arising from the Consultant's failure to charge, collect or remit GST for any period the Consultant has provided consulting services to the Company under this or any former or subsequent consulting agreement.

2.4 **Expenses**

The Consultant shall be reimbursed for all reasonable, pre-approved out-of-pocket expenses incurred by the Consultant in or about the execution of this Agreement, provided that the Consultant provides the Company with copies of all underlying invoices, including travel, telephone costs, expenses.

2.5 **Insurance**

The Company shall be responsible for obtaining, and shall bear the cost of, all reasonable and necessary insurance related to the Consultant's performance of the Services, including, without limitation, medical insurance (including accident coverage), and commercial general / professional liability insurance, as appropriate.

ARTICLE 3 – STANDARD OF CARE

3.1 **Standard of Care**

The Consultant shall provide the Services diligently, honestly, faithfully and in a professional manner to the best of the Consultant's abilities and in the best interests of the Company.

3.2 **Travel**

Travel to the Company's office may be required from time to time, as well as presentation of data at various locations. The Company will compensate the Consultant for all reasonable travel expenses related to his consulting services.

ARTICLE 4 – NON-COMPENTITION AND CONFIDENTIALITY

4.1 **Non-Exclusive Engagement**

The Company acknowledges that the Consultant may be employed by, have investments in or perform consulting services for other companies involved in mining exploration development from time to time during the term of this Agreement, and, subject to section 4.2, the Company hereby consents thereto.

4.2 **Non-Competition**

The Consultant hereby agrees that during the term of this Agreement, the Consultant shall not provide consulting services to any person, firm, corporation or other entity which is either directly in competition with the Company or which, to the knowledge of the Consultant, is a party to any contract with the Company.

4.3 **Confidentiality**

The Consultant, in his personal capacity, acknowledges and agrees that the Company is involved in the business of natural resources / mining, and as a consequence, the Consultant acknowledges and agrees that:

(a) in the course of performing his duties and responsibilities as a Consultant of the Company, he has had and will continue in the future to have access to and has been and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future and contemplated products, services, operations and marketing techniques and procedures of the Company and its subsidiaries, including, without limitation, information relating to clients, customers, suppliers and employees of the Company and its subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Company or to the general public, or the use of same by the Consultant or any competitor of the Company or any of its subsidiaries, would be highly detrimental to the interests of the Company;

(b) in the course of performing his duties and responsibilities for the Company, the Consultant has been and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Company with such customers, clients and suppliers and would not have, except by virtue of the Consultant's engagement with the Company, developed a close and direct relationship with the customers, clients and suppliers of the Company; and

(c) the right to maintain the confidentiality of the Trade Secrets, the right to preserve the goodwill of the Company and the right to the benefit of any relationships that have developed between the Company and the customers, clients, and suppliers of the Company by virtue of the Consultant's engagement with the Company constitute proprietary rights of the Company, which the Company is entitled to protect.

4.4 Non-Disclosure

In acknowledgement of the matters described above and in consideration of the payments to be received by the Consultant pursuant to this Consulting Agreement, the Consultant, in his personal capacity, hereby agrees that he will not, during the term of this Consulting Agreement or after termination thereof for any reason whatsoever, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Company), in any manner any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or becomes generally available to the public other than as a result of act or omission by the Consultant.

4.5 Name and Likeness in Advertising / Promotional Material

The Consultant hereby grants to the Company the right to use the Consultant's name, likeness and / or biography in connection with the Services performed by the Consultant under this Agreement in any advertising, promotional or securities disclosure material.

ARTICLE 5 – TERMINATION

5.1 Termination by Company

The Company may terminate the Consultant's engagement under this Agreement:

(a) forthwith upon notice by the Company to the Consultant, if, in the opinion of the Company, the Consultant acts unlawfully, unfaithfully, dishonestly or in bad faith respecting his obligations under this Agreement or otherwise, or the Consultant breaches this Agreement, in which case the Company shall make no further payment to the Consultant hereunder beyond the date of such termination; or

(b) in any other circumstances, upon notice by the Company to the Consultant, in which case the Company shall provide the Consultant with 60 days notice of termination.

5.2 Termination by Consultant

The Consultant may terminate this Agreement upon giving the Company 60 days notice in writing.

5.3 Return of Property

Upon the termination of the Consultant's engagement with the Company for any reason, the Consultant will deliver to the Company all property of the Company in the possession or control of the Consultant, including but without limitation, all Trade Secrets, security passes, keys, reports and other property belonging to the Company or developed in connection with the business of the Company.

ARTICLE 6 – NOTICES

6.1 Notice

Notices may be delivered personally, mailed to a party at the address shown below or delivered by electronic communications, including facsimile (fax). Notices by mail will be effective five (5) business days following the date of the postmark. Notices delivered personally or by electronic communications shall be deemed received by first business day following such delivery or transmittal. Electronic communications containing an identification code (of which a party has previously given notice to the other party) in an electronic document will be legally sufficient to verify the identity of the sender and the authenticity of the document. An electronic document containing an identification code is agreed to constitute a signed writing. An electronic document or a computer printout of it is an original when maintained in the normal course of business:

Notices shall be sent to:

The Company: Garson Resources Ltd.
Suite 1260 – 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Attention: President

The Consultant: David Constable
811 Miriam Crescent
Burlington, Ontario L7S 2B8

ARTICLE 7 – GENERAL

7.1 Time of the Essence

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

7.2 Gender

In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders.

7.3 Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and shall in all respects be treated as a British Columbia contract.

7.4 Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party hereunder. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

7.5 **Legal and Financial Advice**

The Consultant hereby represents, warrants and acknowledges to the Company that he has had the opportunity to seek and was not prevented nor discouraged by the Company from seeking independent legal and financial advice prior to the execution and delivery of this Agreement.

7.6 **Arbitration**

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the *Commercial Arbitration Act of British Columbia.*

7.7 **Interpretation**

References in this Agreement to "this Agreement" mean and include any Schedules hereto. The term "Company" includes any affiliates or subsidiaries of the Company. All headings are inserted for reference only. No provision of this Agreement shall be construed against any party by virtue of that party having drafted and prepared this Agreement; it being acknowledged and agreed that both parties participated in the negotiation, drafting and preparation of this Agreement.

7.8 **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. The Company without the consent of the Consultant may assign this Agreement. However, this Agreement is personal to the Consultant based upon the singular skill, qualifications and experience of the Consultant and is not assignable by him.

7.9 **Severability**

If any provisions in this Agreement, including the breadth or scope of such provisions, shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof.

7.10 **Survival**

The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after expiration or termination of this Agreement and specifically ARTICLE 4 (Confidentiality) shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

7.11 **Remedies**

The Consultant acknowledges and agrees that any breach of this Agreement could cause irreparable damage to the Company and that in the event of a breach by the Consultant, the Company shall have, in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Consultant of any of the provisions of this Agreement. The Consultant also acknowledges and agrees that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity.

7.12 **Whole Agreement**

This Agreement constitutes the whole agreement between the Consultant and the Company with respect to the subject matters hereof and supersedes any previous communication, understandings and agreements between the Consultant and the Company with respect to the subject matters hereof. This Agreement may only be amended in writing signed by the parties hereto except as otherwise provided in this Agreement.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the day and year first above mentioned.

The Company	The Consultant
GARSON RESOURCES LTD.	**DAVID CONSTABLE**
Per:	
Kenneth A. Cawkell"	*"Dave Constable"*
Authorized Signatory	David Constable

Letter of Intent

Dated this 21st day of March 2006
PARTIES;

Garson Resources Ltd.
Suite 311 – 470 Granville Street
Vancouver, BC V6C1V5
Tel 604 683 1991 Fax 604 683 8544
(Garson)

Piper Capital Inc.
Suite 910-475 Howe Street
Vancouver BC V6C2B9
Tel 604-638-3954 Fax 604-662-8429
(Piper)

BACKGROUND;
Garson is the owner of record of the mining property referred to as the Copper Prince Property in Ontario

PROPOSAL;
The purpose of this letter of intent is to set out some of the terms and conditions which have been discussed between the parties which is intended to lead to an agreement that would allow Piper jointly with Garson to explore, develop and mine the Copper Prince Property. The parties have contemplated an option agreement with earn-in terms and conditions that leads to a joint venture between Garson and Piper.

TYPE OF AGREEMENT;

The parties will enter into a definitive Exploration and Development Option Agreement (the Option Agreement) pursuant to which Piper will, have the right to earn a 60% equity and operating participation in a Joint Venture on the Copper Prince Property provided that Piper is not in default of the terms and conditions of the Option Agreement.

ASSIGNMENT OF INTEREST;
During the term of the Option Agreement and prior to vesting Piper shall not assign its interest in the Option Agreement without first obtaining the consent of Garson and thereafter each party will be subject to a Right of First Refusal should either Piper or Garson wishes to deal directly or indirectly with its interest in the Joint Venture on the Copper Prince Property. Piper must, incur a minimum of $200,000 in exploration expenditures on the Property before entering in to any transaction with respect to its interest .It shall be a condition of any transaction that Piper's obligations with respect to the share and cash payments as per 1 (a) and 1 (b) shall continue.

PROPERTY:
The Copper Prince Property consists of 16 patented mining claims comprising 260.85 hectares located in Falconbridge Township within the Greater City of Sudbury , Ontario, and is currently subject to a 2% NSR; (Garson will provide a complete legal description and locator map);

OTHER RESPONSIBILITIES;
Piper will make all necessary property filings, complete any required assessment activities and pay all property taxes to maintain the validity of the Copper Prince Property during the term of the Agreement;

OPTION;
(1) Garson hereby grants to Piper the sole and exclusive irrevocable right and option to acquire in two stages from Garson up to an undivided sixty (60%) percent right, title and interest in and to the Copper Prince Property (50% in the first stage and an additional 10% in the second stage) free and clear of all encumbrances, subject to the terms of this Agreement.

In order to maintain the Option Agreement in good standing, Piper agrees to:

(a) Pay to Garson:
$10,000 in cash upon signing of the Option Agreement (the "Effective Date");
$15,000 in cash on the first anniversary date of the Effective Date;
$20,000 in cash on the second anniversary date of the Effective Date; and
$30,000 in cash on the third anniversary date of the Effective Date;

(b) Issue and deliver to Garson;
150,000 common shares of Piper on the Effective Date;
150,000 common shares of Piper on the first anniversary date of the Effective Date;
150,000 common shares of Piper on the second anniversary date of the Effective Date;
200,000 common shares of Piper on the third anniversary date of the Effective Date;

(c) Incur Property Expenditures (Work Commitment):
$200,000 in Expenditures by the first anniversary of the Effective Date; and
An additional $500,000 in Expenditures on or before the third anniversary of the Effective Date

EXERCISE OF OPTION
Subject to the Option Agreement being in good standing, and Piper having incurred not less than an aggregate of seven hundred thousand dollars ($700,000) in Expenditures, Piper will be deemed to have exercised the Option and to have acquired an undivided fifty (50%) percent right, title and interest in and to the Copper Prince Property; and

Subject to exercise of the Option such that Piper shall have earned a 50% interest in the Property then in such event Piper shall have the right but not the obligation for a period

of 30 days to elect to acquire an additional 10% interest in the Copper Prince Property by incurring an additional five hundred thousand dollars ($500,000) in Expenditures over the subsequent 12 month period and issuance to Garson of an additional 250,000 common shares of Piper, such that Piper will have acquired an undivided sixty (60%) percent right, title and interest in and to the Copper Prince Property.

JOINT VENTURE;
Upon spending C$700,000, Piper will become vested of a 50% interest in the project and the Option Agreement shall automatically convert into a Joint Venture, by spending an additional C$ 500,000 Piper will vest at an additional 10%, for a total equity ownership in the project and joint venture of 60%, with Garson holding a 40% interest.

Any expenditure in excess of the level described in the Work Commitment above in any year will be credited to expenditures required in subsequent years. In this manner, Piper may accelerate its earn-in on the joint venture.

Garson may contribute funds during the earn-in period, which will be credited towards Garson's future joint venture contributions

MANAGEMENT COMMITTEE:
During the option earn-in period a management committee will be established comprising 2 representatives from each of Piper and Garson. Exploration/development programs contemplated by the Work Commitment will be approved by the Management Committee. Generally speaking, Garson will be responsible for the overall program.

DILUTION:
On exercise of the option and the vesting of Pipers initial 50%, interest Piper and Garson will contribute their proportional share to any further exploration/development programs proposed pursuant to the Joint Venture. Should either party fail to contribute its share that party will be subject to straight-line dilution. Should either party's equity ownership in the joint venture fall below 10%, that party's ownership will convert to a 5% Net Profits Interest .

After vesting the Parties shall have a right to acquire any existing royalties on the Copper Prince Property in proportion to their Joint Venture interest and Garson shall keep the property clear of any additional royalties;

TERMINATION:
Piper may terminate the Option Agreement at any time by giving Garson 60 days written notice, provided that any contracts or binding commitments that have been entered into pursuant to an agreed upon exploration/development program shall be honored. Piper will reclaim any disturbance resulting from its activities while the Option Agreement was in force, unless requested otherwise by Garson management, which shall absolve Piper from future responsibilities.

TITLE;
Garson will be required to warrant its interest in the Copper Prince Property, clear of any liens or other encumbrances, (except for those agreed to) and that no discharges of toxic materials have occurred on the property to Garson's knowledge. In addition, should either party acquire property within 5 km of the Boundaries of the Copper Prince Property, it will be offered to be included in the project at cost.

ACCEPTANCE;
This execution of this Letter of Intent is subject to and conditional upon the approval of the Boards of Directors of both Piper and Garson, notice of Board Approval shall be provided by each party to the other on or before five business days from date of execution.

On providing notice of Board Approval to this letter of Intent Piper shall pay to Garson a non refundable deposit of C$10,000 which shall be applied to the first option payment.

PIPER TERMINATION OF THE LETTER OF INTENT
Piper shall have the right to terminate this Letter of Intent should it not receive shareholder approval of the "Hidefield Gold PLC" (Golden Zone property) transaction to be voted upon at the Piper AGM, March 31, 2006. Piper shall have the right to notify Garson of its intention to unilaterally terminate this Letter of Intent up to the 17th day of April, 2006 provided that should Piper do so then in such event it will forfeit the C$10,000 deposit.

DEFINITIVE AGREEMENTS;
Execution of the definitive Option Agreement and the closing of the transactions contemplated herein shall occur on or before April 30 2006,(the Effective Date) or such other date as may be agreed to by the parties in writing, provided that the parties obligations to complete the transactions shall be subject to having obtained the consent of the appropriate regulatory authorities.

LETTER OF INTENT CLAUSE;
Until the parties have obtained approval of their respective Board of Directors this Letter of Intent shall not create legal relations or give rise to binding obligations, provided however, that upon acceptance of this Letter of Intent and payment of the non-refundable deposit each of the parties hereto shall be obligated to utilize our respective reasonable business efforts to negotiate a definitive agreement based on the principles and the transactions as contemplated herein.

Neither party shall be liable or responsible to the other for any failure to successfully negotiate or execute definitive documents giving effect to the foregoing Letter of Intent and no party shall have any claim against the other in reliance on the terms hereof.

Each of the parties agree to consult the other, prior to any public disclosure of this Letter of Intent or any of the transactions contemplated herein.

Dated as of the day and the date first above written.

PIPER CAPITAL INC.

per _"Pamela Strand"_

Authorized signature

GARSON RESOURCES LTD.

per _"Ed Stringer"_

Ed Stringer
President


SEC MAIL PROCESSING
RECEIVED
APR 3 0 2007
WASH. D.C.
209
SECTION


Chalcopyrite micro-veining in drill core from the Copper Prince Property.

"TECHNICAL (GEOLOGICAL) REPORT

on the

COPPER PRINCE PROPERTY"

Falconbridge Township, Sudbury Mining Division
Sudbury District, Ontario, Canada

Approximate center of Copper Prince Property
@ Latitude ~ 46° 34'08" N (46.569° N),
Longitude ~ 80° 45'15" W (80.754° W)
UTM (NAD 83) Zone 17, 518900m E, 5157300m N
NTS 41I/10

Prepared for

GARSON RESOURCES LIMITED
311-470 Granville Street,
Vancouver B.C., V6C 1V5

By

David Beilhartz, B.Sc. Hons, P. Geo.
and
Hadyn R. Butler, B.Sc. Hons, P. Geo.

April 7, 2006

2. TABLE OF CONTENTS

LIST OF TABLES

LIST OF SKETCHES

LIST OF FIGURES

3. SUMMARY

The 100%-owned Copper Prince Property of Garson Resources Ltd. comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario (Figures 1, 2 and 3).

The Copper Prince Property occurs just south of the *Sudbury Basin* with its world-class Ni-Cu-PGE (Au-Ag) sulphide ore deposits and, specifically, south of formerly mined and newly discovered ore-bodies adjacent to the town of Falconbridge. It also lies in the *Huronian Gold Belt* – a zone of past gold producers that extends from NE of the Sudbury Basin to the SW, south of the town of Espanola, a distance of roughly 120 kilometers. The origin of this gold belt has been much debated, and gold exploration activity in the Sudbury District has been intermittent due to the lack of an appropriate exploration model. Nonetheless, recent work by Ontario Geological Survey ("OGS") geologists and private firms has established a definite alteration signature and style for these gold deposits.

According to Church (2003), a surface discovery of Cu-Ni-Au mineralization was first found on the Copper Prince Property in the late 1880's leading to a trenching campaign across a "breccia zone" in Huronian sediments - units that occur in the footwall of the South Range of the Sudbury Basin. Adjacent gold discoveries include the Falcon Gold deposit also found about the same time. Ground magnetometer surveys in the 1950's led to diamond drilling, followed by modern geophysics and diamond drilling in the 1980's, 1990's, and as recently as 2004. These drilling campaigns intersected both copper and gold ore-grade mineralization over narrow intervals.

The Copper Prince Property lies well within the central uplift of the *Sudbury Impact Structure* (Spray, Butler and Thompson, 2004), and occurs between the ore deposits of the South Range footwall and the mineralized *Manchester Offset Dyke* to the east and SE, recently drilled by Mustang Minerals Corp. (*News Release*, November 10, 2003).

Exploration models and a budget of $450,000 have been prepared based on 2 types of mineralization for the Sudbury area as follows:

a) Ni-Cu-PGE (Au-Ag) mineralization based on Sudbury's *South Range Breccia Belt* mines and discoveries using the Sudbury meteorite impact model.
b) Au-Ag (Cu-Ni-Co) mineralization based on geological signatures found in the *Huronian Gold Belt* and from a compilation of the results of previous exploration campaigns on the Copper Prince Property.

4. INTRODUCTION

This report is designed to comply with the guidelines seen in National Instrument 43-101, and was prepared following the updated "Item" list in Form 43-101F1 (updated list and guidelines to be used as of December 30, 2005, Anonymous 2005).

We were retained by Garson Resources Ltd. to assess available technical data as well as review and design work proposals for the Copper Prince Property, in the light of our specialized geological experience in Sudbury District geology for both its Basin-related Ni-Cu-PGE (Au-Ag) ores and Huronian Gold Belt ores, and especially as it applies to the particular exploration techniques suited to the local mineralized environment. Information for the creation of this report was derived from a number of sources, including published literature, geological maps and open-file reports, geophysical plans, site visits, drill core, diamond drill logs and assay certificates. Since there has been no significant mining and milling activity on the property, this essentially means that there are no *direct* carried environmental liabilities of note. Nonetheless, the claim group occurs within "*The Sudbury Brownfield*" caused by adjacent smelter operations. Both authors have visited the Copper Prince Property and have examined pits, outcrops and drill-hole locations. The most recent property visit was on August 25, 2005 by David Beilhartz P. Geo to examine and confirm the most recent drill-hole locations.

5. RELIANCE ON OTHER EXPERTS

5.1 Disclaimer

For information relating to claim ownership, we have examined information and data supplied by Edward James Stringer of Garson, Greater City of Sudbury, as well as the Ontario Ministry of Northern Development and Mines ("MNDM") which to the best of our knowledge and experience are correct and complete. For technical data on the property's various diamond drilling campaigns as well as other past exploration work of various kinds, and the assay techniques used by laboratories, secure steps were taken to confirm the data sources which to the best of our knowledge and experience are also correct and complete. Most of the geological, geophysical and drilling reports were written by qualified geologists and geophysicists known to us (e.g., J.F. Church, M. Napoli and E.K. Berrer), and we have no reason to doubt their veracity. However, we disclaim responsibility for such information.

6. PROPERTY DESCRIPTION AND LOCATION

The Copper Prince Property consists of 16 contiguous patented mining claims in Falconbridge Township, District of Sudbury, Sudbury Mining Division, Ontario (Figures 2 & 3). It is found within the limits of the Greater City of Sudbury. Patent numbers are as follows: S25668, S25731, S51303, S51304, S51548, S51549, S51550, S52069, S52070, S52071, S52306, S52307, S56015, S56016, S56017 and S58007. Since this is a surveyed township, the area covered by the patents is very nearly a square mile (640 acres, or 259 hectares). The immediate area is not serviced by city regional roads and the patent boundary posts are no longer visible due to forest fires, devastation caused by pre-1970's smelters forming "*The Sudbury Brownfield*," and time. Falconbridge Township is a surveyed township, and the property boundaries are fixed precisely.

Since the land package consists of mining patents, no assessment work and many regulations that apply to ordinary mining claims do not apply. If bodies of water need to be crossed, Ontario regulations require that timed temporary permits be issued. Some surface exploration activity requires notification of various provincial government agencies - that is, the MNDM, MNR, MOE and the Ministry of Labor may need notifications, and issue permits. Church (2003) states that the Property is subject to a 2% Gross ("NSR") Royalty to the Rainbow Group of companies.

7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.1 Accessibility

Access to the Copper Prince Property is through the Falconbridge Ltd.'s gated smelter yard in Falconbridge following a gravel road to the site of a former Falconbridge Ltd. "Iron Ore Plant." A bush road is then followed for a further 2 km, and thereafter using limited access trails with a 4-wheel all-terrain vehicle ("ATV") in the summer or a snowmobile in the winter. All tracks on the property would need gravel resurfacing and grading for an advanced exploration project, and some of the current ATV tracks have been partly chewed-up by drill-skidder operations. Former access roads from Wahnapitei village to the south are not serviceable and are overgrown with vegetation (part of the Sudbury natural "re-greening" phenomenon – see Sketch 1 below).

Sketch 1 – View looking north from the Copper Prince Property showing "re-greening."



Falconbridge smelter to the north of the Copper Prince Property (photograph by David Beilhartz P.Geo).

7.2 Climate

The area has a southern boreal climate with temperatures averaging roughly 24°C in the summer and -10°C in the winter, depending entirely on the season. During the warm spells in the

summer the temperatures can reach 30°C and higher, and in the depths of winter the temperatures can occasionally drop below -35°C. Despite this, active exploration work, such as diamond drilling and ground geophysics, can be performed throughout the year often during the coldest periods. Occasionally, fieldwork may not be permitted due to forest-fire danger and the Ministry of Natural Resources ("MNR") can then prevent access. Due to smelter chimney fallout caused by adjacent operations, no logging has been possible on the Property for generations.

7.3 Local Resources and Infrastructure

Food, fuel and lodgings are available throughout the Greater City of Sudbury. Downtown Sudbury is about 30 minutes away depending on traffic. The full range of equipment, supplies and services that would be required for any mining exploration or development are available locally. The Greater City of Sudbury is one of the largest base metal mining centres in the world. INCO and Falconbridge have completely integrated, mining-milling-smelting-refining complexes and employ a few thousand people. The Sudbury area is the Western World's largest producer of nickel, and is a major producer of copper, cobalt, the whole spectrum of platinum group elements ("PGE's"), as well as significant gold and silver and a number of other elements such as tellurium and selenium. INCO also has a sulphuric acid plant.

Sudbury is also home to a number of companies involved in mining exploration. FNX-Dynatec now operates mines in the Sudbury Basin, the third such operator of note. The area is also known for its on-going long-term landscape environmental rehabilitation programs (Sudbury "re-greening"). Laurentian University has a mining faculty and a geological department with an affiliated research center involved in the study of ore deposits and ore-deposit models. The Ontario Geological Survey ("OGS") has its main offices in Sudbury.

7.4 Physiography

The physiographic character of the Property is best described as rolling outcrop swales and ridges revealing Pleistocene Laurentide Icesheet scouring action, filled in between with thin boulder and gravel glacial tills, clays, as well as ephemeral swamp patches and springtime ponds. Lodgment till may occur on the south slopes of higher outcrops. Very nearly 35% of the property comprises outcrop and subcrop. The landscape has suffered the ravages of smelter smokestack damage (fallout) from former adjacent operations, but all brownfields are from causes completely unrelated to surface operations by the owners or former owners of the Property. Fallout damage has created a thinly soiled rocky landscape partly covered by small birch and poplar (aspen) clumps, dwarf maple, along with random patches of newly colonizing pine species as a thin scatter among mossy patches on pink and black to brown-stained outcrops.

8. HISTORY

8.1 General History

In 1856, provincial land surveyor Albert Salter discovered outcropping "Fe-Cu-Ni magnetic trap" at what is now INCO's Creighton Ni-Cu-PGE (Au-Ag) Mine – an event that was promptly forgotten until the discovery of the Murray Ni-Cu-PGE (Au-Ag) deposit during the construction

of the CPR railway in 1883. Prospecting parties soon combed (what was then) the surrounding dense forests, and found many new sulphide deposits associated with the Sudbury Basin and veins and disseminations in Nipissing diabase (a.k.a. Sudbury gabbro).

Shortly thereafter, several gold discoveries were made to the east of Wanapitei Lake (Gates, 1991). The Eagle Nest gold deposit was found in 1891 and the Norstar gold mine had patented mining claims granted in 1898 and 1899. There have been approximately three campaigns to examine the gold occurrences in the Huronian Gold Belt. The first campaign, the discovery phase, occurred for 40 years after the discovery of Sudbury Basin ores, and was really only stopped by World War I. Numerous showings were discovered on lakeshores and several hundred shallow pits and trenches were dug in many locations to the east of the Sudbury Basin. The second campaign commenced in the 1930's after gold was priced at US$ 35/oz and this led to the sinking of shafts up to 900 ft on the McMillan Property (south of Espanola), and to 277 ft at the Norstar Mine in Davis Township. Renewed activity in the 1980's led to the discovery of the Scadding deposits in Scadding Township that were mined by open pit, and a spiral decline down to the 315 ft level was used to mine further resources at the Norstar Mine as well.

Of particular interest is the pace of new Ni-Cu-PGE (Au-Ag) discoveries in and around the Sudbury Basin in recent years. Outside of new discoveries made by INCO and Falconbridge on their own behalf (e.g., Totten deep extension, Kelley Lake extension, Victor and Nickel Rim deposits) several new discoveries by other parties have been found or confirmed:

a) A new mineralized *offset dyke portion* (the MOD dyke) was found by Thomas H. Poupore in Lorne Township (Butler, 2003). This was soon followed by the discovery of another 600 m of the same mineralized offset dyke by Wallbridge Mining Co. Ltd. (Wallbridge *News Release*, September 17, 2003).
b) FNX-Dynatec continues to find *new footwall mineralization* in Levack in the North Range of the Basin, including significant zones that are PGE-rich.
c) Wallbridge Mining Co. Ltd. has found *deep footwall Ni-Cu-PGE mineralization* in Wisner Township (the Broken Hammer zone, *News Release*, February 15, 2005).
d) Wallbridge Mining Co. Ltd. has found *a completely new mineralized offset dyke* in Totten Township (*News Release*, July 7, 2005).
e) Mustang Minerals have confirmed significant mineralization in the *Manchester Offset Dyke*, another under-explored South Range offset dyke (Mustang *News Release*, November 10, 2003), to the east and SE of the Copper Prince Property.
f) On the Falcon Gold property immediately to the east of Copper Prince, Falconbridge intersected an *offset dyke at 540 feet below surface* with assays grading 0.56% Cu and 0.50% Ni over 3.4 ft, as well as 0.076 oz/t gold over 2.5 feet (Church, 2003).
g) FNX-Dynatec have announced a new discovery in the *South Range Breccia Belt* 2,000 ft from the Kirkwood footwall west of Falconbridge, as 18.9 ft grading 2.3% Cu, 0.7% Ni, and 7.9 g/t Pt + Pd + Au (FNX *News Release*, August 3, 2005).

8.2 Property History

The Copper Prince Property was staked *circa* 1890 more or less coincident with the discovery of gold mineralization on the adjacent Falcon Gold property. Prospecting was carried out as

evidenced by trenching and shallow pitting. Some drilling was done, but the results of these efforts have been lost. In the period 1949-1950, the Ruff-Jack Prospecting Syndicate completed a drill program on the Property. No drill logs are available from this time period, but data can be copied from rough geological plans (Church, 2003). From 1950 to 1973, Copper Prince Mines acquired the patents. Magnetic, self-potential, and electromagnetic ground surveys were undertaken over parts of the Property. A 38-hole diamond drilling campaign followed for 16,551 ft (5,045 m). No records of this drilling are available, no core was preserved, and the only available data can be found on maps. HB&O Engineering completed additional geological mapping and magnetometer surveys over parts of the Property during this time period.

Sketch 2 – Oxidized sulphide in pits on the Copper Prince Property.



An old (2 m wide) pit with oxidized sulphide (photographs by David Beilhartz P.Geo).

In the period 1973 to 1983, Copper Prince Mines re-sampled several of the early prospecting pits, but there is no record of the results (Church, 2003). During 1988-1989, Rainbow Exploration Corp. purchased the property from Copper Prince Mines, and then optioned it to INCO Gold Co., a subsidiary of INCO Ltd. INCO Gold constructed a new grid (for 29.6 km) and completed magnetic, electromagnetic (VLF and some IP surveys), remapped the geology at a scale of 1:1,000 (Napoli, 1989), collected 594 surface samples and drilled 4 holes for 1,381 ft (420.9 m) to test mineralization beneath the original "main" prospecting pit, and in 2 other identified areas. INCO Gold geologists recommended additional drilling, but the option was dropped due to a change in corporate policy concerning gold exploration (INCO Exploration and Technical Services, Inc. 1989 report, dated January, 1990).

From 1989 to 1994, Rainbow Exploration Corp. completed a program of surface sampling using provincial OPAP funding. In the period 1995 to 1997, Rainbow Petroleum Corp. tested the South Range Breccia Belt cutting the property with 27 diamond drill holes for 20,732 ft (6,319 m) testing zones with narrow Cu-Ni sulphide values at surface (Church, 1996, and Church, 1997). Lamontagne Geophysics undertook a borehole UTEM 3 survey and found some minor non-decaying (channel 1 only) anomalies (Heminsley, 1997). Estimated expenditures by INCO Gold and the Rainbow group of companies to that time were about Cdn. $750,000 (Church, 2003). In 2004, MBMI Resources Inc. drilled 10 shallow diamond drill holes for a total of 775 m (Church,

2005). The holes occur in areas where drill logs or assay results from previous work were no longer available. Cu-Au mineralization was encountered in scattered intersections.

Sketch 3 – Drill-hole casing on Copper Prince Property.



INCO Gold Co. diamond drill-hole casing.

9. GEOLOGICAL SETTING

9.1 Regional Geology [1]

Sometime before 2.4 Ga, passive anoxic sedimentation (with uraniferous conglomerates) and basaltic volcanism (Elsie Mountain and Stobie formations) commenced above a major unconformity at the southern-rifted margin of the Archean Superior craton. Soon thereafter, this sedimentation was accompanied by the injection of anorthosite-ultramafic complexes (East Bull Lake gabbros, and the Matachewan dyke swarm), and acid volcanics (Copper Cliff formation). Episodic sedimentation continued, and the sediments and volcanics are collectively known as the Huronian Supergroup. In the period 2.4 to 2.2 Ga, folding and metamorphism (up to upper amphibolite facies) of the Huronian commenced to the south during the Blezardian orogeny, and small-sized granitic plutons (Creighton, Murray and Skead, *circa* 2.3 Ga) formed an ENE-axis parallel to the folds to the south of the current Sudbury Basin. To the north of this developing tectono-metamorphic belt, the roots of a foreland-uplifted block are preserved as the Levack Gneiss (retrogressed Archean granulites). Just before the Blezardian folding ceased, regional basaltic magmatism as well-differentiated tholeiitic diabase sheets (Nipissing diabase) injected the Huronian Supergroup, and the upper parts of its underlying Archean basement.

The initiation of Huronian deformation certainly occurred pre-Nipissing, as indicated by Nipissing intrusions cutting early folds within the Huronian units. Pre-Nipissing metamorphism attained amphibolite facies and the geometry of foliation trajectories shows that the 2.33 Ga Creighton pluton was emplaced into ductilely deforming units during the 2.4-2.3 Ga Blezardian

[1] Geological summary from Spray, Butler and Thompson (2004).

Orogeny. In the South Range of the Sudbury Structure, Blezardian tectonism led to a southward overturning of Huronian units (Riller and Schwerdtner, 1997).

Sketch 4 – General map of regional geology.


limestone
PROTEROZOIC
Sudbury Basin
Huronian
Diabase &
Gabbro
ARCHEAN
Greenstone
Batholiths
Gneiss
50 km
COBALT
EMBAYMENT
C
E
S
S Sudbury
C Cobalt
E Elliot Lake
Copper Prince
Gold Belt
Murray Fault

The subsequent 1.9-1.7 Ga Penokean Orogeny imposed a static greenschist overprint on to Blezardian metamorphics accompanied by northward thrusting and dextral transpression. This new tectono-metamorphic event was accompanied by shearing and faulting along ENE lines following major faults that were part of the pre-2.4 Ga rifting event.

The meteorite impact at 1.85 Ga hit the active Penokean mountain belt and its adjacent Archean-Proterozoic basement. Even while the impact melt sheet was cooling, very active tectono-isostatic readjustments of the floor under the impact structure allowed the preservation of the Sudbury Basin as the northern remains of a center-crater melt sheet. Penokean shearing and ENE-faulting continued well after the impact, and potassic metasomatism occurred towards the center of the impact structure. Information discussed below suggests that the Huronian Gold Belt was formed by prograde-metamorphic activity in the Penokean revolution mostly prior to the impact itself.

Prior to the Grenvillian event, granites around Chief Lake are dated at 1.464 Ga. Around 1 Ga, upper-amphibolite grade Grenville gneisses were thrust over the rock packages briefly described above and, although this thrusting was accompanied by some fault readjustments along the Grenville Front about 5 km to the SE of the Copper Prince Property (OGS Maps 2361 and 2491), and in the district generally, it had little visible effect on pre-existing mineralization.

9.2 Sudbury Structure

The dominant geological feature of the Sudbury area is the Sudbury Structure, a major Proterozoic meteorite-impact structure, which is comprised of the following components:[2]

a) The Sudbury Igneous Complex ("SIC") with sulphide mineralization near its base.
b) The Sudbury Basin including sediments above the SIC.
c) Shatter cones in the Archean and Proterozoic rocks surrounding the SIC (in all pre-impact rocks near the center of the structure – "central zone of damage").
d) Pseudotachylytes (a.k.a. "Sudbury Breccias") in surrounding Archean and Proterozoic rocks (in all pre-impact rocks – "regional zone of damage").

For the South Range of the Sudbury Basin, adjacent units to the SIC comprise Huronian metavolcanic-metasedimentary strata (dated at 2.5-2.2 Ga), gabbro-anorthosites, and the Creighton, Murray and Skead granitic plutons. These units were intruded by Nipissing diabase sills and dykes (*circa* 2.2 Ga), and were metamorphosed and faulted during the pre-impact Blezardian orogeny and the pre-post-impact Penokean orogeny (1.7-1.9 Ga). In Nipissing diabase also, there are numerous veins and disseminations of Fe-Cu-Ni sulphides.

The SIC is presently an ovoid-shaped igneous complex with its long axis running roughly ENE-WSW (80 x 30 km). Seismic profiles indicate that the northern part of the Sudbury Basin dips moderately to the south, but its southern side dips either steeply to the north or is subvertical, and has been cut by late Penokean deformation zones (shears and faults). The deepest point of the Sudbury Basin is probably about 12 km below the present surface in the South Range of the Sudbury Basin, just north of downtown Sudbury. Of particular note, the Falconbridge ore bodies north of the Copper Prince Property also dip steeply to the south.

When Robert Deitz (1964) recognized shock features in Sudbury outcrop, both as microscopic (planar deformation features or PDF's) and megascopic high-pressure effects (shatter cones), it became possible to interpret the entire Sudbury Structure as an ancient meteorite impact site. Zircon isotopic dating in SIC norites give a consistent age of 1.85 Ga for this impact event. Neodymium-samarium isotopic systematics for SIC units indicate that they are impact-melted country rocks with the isotopic signature of upper crustal units (Faggart et al., 1985; Deutsch, et al., 1992). No mantle component is required to explain their composition. The distribution of shatter cones, up to 12 km away from the Sudbury Basin rim, and the distribution of pseudotachylytes up to 80 km away from the rim, indicated that the original impact crater structure had a diameter in the order of 240 km (see Peredery and Morrison, 1984; Butler, 1994; and Spray, Butler and Thompson, 2004).

The SIC is comprised of a basal cryptically layered norite unit grading into a quartz gabbro. Above the quartz gabbro there is a very thick and complex unit of granophyre (formerly known as "micropegmatite"). A mineralized sublayer occurs at the base of the cryptically layered norite unit, as a discontinuous unit, seen in so-called "embayments" (interpreted depressions in the footwall of the SIC main mass). The sublayer could be generally described as an "igneous

[2] Pye, E.G., A.J. Naldrett and P.E.Giblin (Eds.): The Geology and Ore Deposits of the Sudbury Structure; *O.G.S. Special Volume No. 1,* 1984, 603 pages).

breccia" that contains several components including a noritic igneous-textured matrix, sulphides consisting of variable assemblages of pyrrhotite, chalcopyrite and pentlandite, country-rock inclusions and "exotic inclusions." Exotic inclusions range in composition from gabbro to pyroxenite to peridotite and are generally of a "fresh appearance." The sublayer is commonly stratified with massive sulphides, as well as exotic and some country rocks inclusions occurring in the lower parts of an embayment structure towards the footwall. In its upper parts, the sublayer consists of a noritic matrix with inclusions of country rock, less commonly exotic inclusions, and variable concentrations of interstitial-looking sulphides. In the South Range, the contact between the sublayer and the overlying norite has been described as sharp or sharply gradational over about a meter.

Offset dykes, as well as the sublayer, are either directly or closely associated with the SIC. Offset dykes have been described as 2 categories – "radial" and "concentric" dykes with respect to the margin of the SIC. Offset dykes host Ni-Cu-PGE (Au-Ag) mineralization especially in the South Range, but the largest metal value ore-body at Frood is +90% hosted by metamorphosed pseudotachylyte, indicating a gap between the freezing of the early impact pseudotachylyte liquid and the injection of sulphide ore and its associated footwall breccias. This multi-component history of sulphide ores at Sudbury is typical, and all sulphides show strong ductility contrasts relative to their hosting silicates. A "hydrothermal" component also occurs in vein walls with a concomitant loss of sulphur upgrading metal tenor away from the SIC margin relative to a putative primary "magmatic" immiscible liquid mono-sulphide phase collected at the base of the impact melt sheet. Separation and crystal coarsening of sulphide species is likely due to metamorphic re-growth of sulphide species caused by post-impact Penokean and even Grenvillian stresses in the very ductile sulphide masses.

The entire Sudbury Basin and most of its offset dykes appear to be enclosed within the cylinder of the impact's central uplift (Spray, Butler and Thompson, 2004). During the few minutes of the actual impact event, the central uplift appears to have acted as a confined coherent body. There were no radical displacements of adjacent crustal units – Huronian folding and stratigraphy is still largely intact. Impact-induced grinding among crustal blocks (at various scales) causes near-instantaneous liquid (pseudotachylyte) production among contrasting units, and in linear zones along the main strike of the Penokean orogeny. The pseudotachylyte liquid shows injection vein behavior at all scales and consists of 2 types. The first type was likely caused during the active stressing of rock in the early impact shock field (S-type pseudotachylytes). The second type was produced post-shock creating packed blocks in choked areas, stranded blocks where melt veins deflated due to lithostatic loading, mixed and unrelated country rock blocks, scouring of its own chilled margins (pseudotachylyte blocks in pseudotachylyte), and allowed melt mixtures of different components from various country rock protoliths (E-type pseudotachylytes). Once chilled, this complex behavior resulted in the formation of "Sudbury Breccia."

One of the largest pseudotachylyte zones has been called the South Range Breccia Belt (Spray, 1997), and the core of this belt crosses the Copper Prince Property. Since this unit plays host to the Frood, Stobie and Vermilion Ni-Cu-PGE (+Au-Ag) mines, as well as under-tested showings between Frood and Kirkwood, and to the west at Nickel Hill, this is a deposit type worth evaluating on the Copper Prince Property. In particular, high-grade PGE ores accompanied by very little sulphide (± 1-5%) form a target of merit, and might be pursued by undertaking a

systematic rock-chip campaign across Sudbury Breccias and any adjacent rusty structures that occur within them.

9.3 The Huronian Gold Belt

The Huronian Gold Belt comprises two main loci: East and SE of the Sudbury Basin occurring mostly in Scadding, Davis, Kelly, Rathbun, Mackelcan, Maclennan, Street and Falconbridge townships; south and SW of the Sudbury Basin in Eden, Roosevelt, Curtin, Mongowin and McKinnon townships.

Sketch 5 – Some gold mines of the Huronian Gold Belt.


Some Proterozoic Gold mines, Sudbury District
50 km
New Golden Rose
Norstar
Ed Rose
Skead
Scadding
Falcon Gold Mine
SUDBURY
Wanup
Long Lake Gold Mine
McMillan
N
Notable Gold Mines
Copper Prince

To the NE, gold showings in Davis Township lie within middle and upper Huronian sediments. For the Norstar Mine, the host unit is Gowganda formation as immature periglacial greywackes, conglomerates and argillites. At the Ed Rose pit, the host seems to be Bruce formation conglomerates and Mississagi formation impure quartzites.

On the Copper Prince Property, Huronian Gold Belt mineralization appears to be hosted in Mississagi formation quartzites and Serpent arkoses as well as Bruce formation conglomerates. Data on tonnages and grades for deposits within the Huronian Gold Belt are difficult to find, but the following has been gleaned from various sources and are set out in the table below.

Table 1 - Table of reported tonnages, grades and calculated values.

Name & Date	Company	Tonnage	Au oz/t	Value US$
Scadding, 1973	Gulf Minerals	34,000	0.303	5,800,000
Scadding, 1984, Pit 1	Orofino	24,000	0.199	2,690,000
Scadding, 1988, Pit 2	Orofino	120,000	0.22	14,850,000
Norstar, 1959	Norstar	275,000	0.41	63,350,000
Norstar, 1987	Orofino	63,000	0.21	7,440,000
McMillan, 1937	McMillan	60,139	0.176	5,950,000
Bousquet, 1938	Bousquet	17,129	0.27	2,600,000
Ed Rose, 1980	Ed Rose	2,467	0.206	285,500

Note: Various sources and OGS Open File Report 5771 (1991). Calculation Au @ US$ 500 /oz.

9.4 Property Geology

The property is mostly underlain by rocks of the Huronian Supergroup and Nipissing Diabase forming the footwall of the SIC in Falconbridge Township (parts of the Hough Lake and Quirke Lake Groups; see Figure 5 with Huronian Supergroup table). As shown in Figure 6, the units on the Property from north to south are Mississagi quartzite, Bruce conglomerate (glacio-marine), Nipissing diabase (gabbroic), with Serpent quartzite and Espanola "limestone" in the SE corner. Bedding tends to strike around 030° to 060° E of N, and dip steeply to the SE. Local folding of sedimentary units is common, and metamorphism reached greenschist facies.

Shears (cataclasites) strike around 080° E of N and reflect post-impact crater modification, as part of both late Penokean and possibly later Grenvillian tectonic cycles. Faults marked on the map striking NW to WNW are part of late Penokean adjustments associated with deformation of the South Range of the Sudbury Structure. Some of these faults penetrate the Basin footwall in its SE sector – an area of intense faulting and yet to be fully explored (covered by thick glacial debris; e.g., moraine, outwash, and large kettle holes near the Sudbury airport).

On the Property, zones of intense quartz veining occur along with variable sulphide contents. As shown on outcrop maps prepared for INCO Gold Co. (Napoli, 1989), the Huronian sediments comprise packages of bedded quartzite, calcareous wackes, arkoses (some massive beds), arkosic wackes, pebbly wackes, rare pelitic units, variable conglomerates and thin limestone units (these can be highly contorted).

A Nipissing gabbro unit to the SE strikes in broad conformity with the sediments. According to Church (2003), a narrow olivine diabase dyke striking NW has also been seen – part of the middle Proterozoic Sudbury olivine-diabase dyke swarm – the same age as the MacKenzie dyke swarm to the far NW of the Canadian Shield.

The core of the South Range Breccia Belt is ~750m wide on the Property and strikes around 080° E of N. In a 1997 drilling campaign, a 10ft-wide (3m) deeply oxidized fault zone striking 065° E of N was intersected, and is thought to be the Garson Fault as marked on OGS maps (Church, 2003). The Ni-Cu-PGE (Au-Ag) mineralized Manchester Offset Dyke occurs immediately to the east and SE. Falconbridge Ltd. reported that they had drilled "a mineralized offset dyke" on the Falcon Gold property immediately to the east.

10. DEPOSIT TYPES

10.1 Nickel-Copper-Platinum Group Element Deposits

The South Range Breccia Belt, a large pseudotachylyte complex, passes through the Copper Prince Property. This belt is host to the Frood-Stobie giant Ni-Cu-PGE (Au-Ag) deposits as well as the Vermilion Mine farther west. Several weakly mineralized quartz diorite offset dykes occur in this belt but much of the Frood ore is in metamorphosed pseudotachylyte. The upper part of Frood was an inclusion-bearing unit disposed as a downward tapering wedge. Massive sulphide occurred along the edges and base of this wedge with a central disseminated sulphide zone (Souch, Podolsky, et al., 1969). The ore was zoned – to quote *directly* from Naldrett (1984):

"A pronounced vertical zoning is present with Cu and the Cu/(Cu+Ni) ratio increasing downward into a chalcopyrite and cubanite-rich ore in the lower levels of the mine. An unusual aspect of the deposit is the siliceous mineral zone that occurs at the base. This zone is anomalously rich in platinum group elements (PGE's), and may have formed as a result of hydrothermal activity."

The remarkable enhancement of PGE's near the base of the Frood orebody is a common characteristic of distal footwall deposits in the Sudbury impact structure. Wallbridge Mining have examined a new "concentric" offset dyke east of the Frood Mine in the South Range Breccia Belt and reported assays of 0.66% Cu, 0.55% Ni, 0.23 g/t Pt, 0.85 g/t Pd over 1.7 m. Farther east near the town of Garson, INCO Ltd. found the McConnell deposit, an unmined massive sulphide body consisting primarily of pyrrhotite ($Fe_{1-x}S$), pentlandite ($(Fe,Ni)_9S_8$) and chalcopyrite ($CuFeS_2$). As in other South Range Breccia Belt massive sulphide ores, the host rocks include Huronian meta-sediments, amphibolites, "schists," Sudbury Breccia and quartz diorite offset dyke units. The McConnell deposit is blind at the surface. FNX-Dynatec have announced new mineralization in the South Range Breccia Belt 2,000 ft from the Kirkwood footwall west of Falconbridge, as 18.9 ft grading 2.3% Cu, 0.7% Ni, and 7.9 g/t Pt + Pd + Au (FNX *News Release*, August 3, 2005). A simplified sketch of the South Range Breccia Belt and mineral locations around the Sudbury Basin is shown in Figure 4.

Location of Sudbury-type ores in the South Range Breccia Belt can only be understood by modifications of the crater's central uplift during a very active post-impact tectonic adjustment phase. The ore structure at Frood metamorphoses surrounding pseudotachylyte – biotite grain size increases towards the ore and micro-fragments of country rock in the material are resorbed. Since pseudotachylyte was (in this case) an impact friction melt (a liquid) it must have chilled prior to the effects observed, indicating a geologically significant time lag between the impact event and massive sulphide accumulation at the bottom of the crater rubble pile.

An extremely active post-impact crater floor also explains the complex intrusive relationships among the various members of the SIC – sideways injection of different parts of the differentiating melt sheet create clearly intrusive relationships among them to the extent that some of the units show relationships like separate and later intrusions (Cowan and Schwerdtner, 1994) and, indeed, with unstrained cumulate foliations parallel to adjacent strain fabrics in the adjacent South Range footwall (Dubois and Benn, 2003). These features show that the South Range footwall was both transpressed and rose isostatically while the melt sheet was cooling along pre-impact Penokean mountain front faults – almost certainly, the melt sheets flowed

towards a north-of-centre pocket above Levack gneiss to become the Sudbury Basin. These post-impact deformations allowed fissures to form at the melt sheet's base and evolved liquids and sulphides then dropped beneath the floor of the crater rubble pile into offset dykes and other cracks such as those at Frood. Simplified South Range cross-sections are shown in Figure 5 (modified after Dutch, 2004).

10.2 Huronian Gold Belt Deposits

A common element in the Huronian Gold Belt was an initial pulse of albitization through the rock types that host ore. Albitization appears to span the time of the Penokean orogeny. Albitized sediments, the gold showings, and Nipissing diabase are cut by Sudbury impact-related "E-type" pseudotachylyte (zones with large blocks). Albitization also proceeded during reactivation of the Murray Fault system during the waning phases of the Penokean orogeny (tectono-isostatic post-impact adjustment phase) that deformed the Basin. This albitization episode with some silica flooding was mostly confined to the faults immediately south of the Sudbury Basin, but contained no significant gold mineralization. Nonetheless, some narrow quartz veins with gold values do crosscut the Parkin Offset Dyke. Most of the gold deposits east and SE of the Sudbury Basin seem to have formed prior to the impact in zones with the following characteristics:

a) First phase of hydrothermal alteration appears to have been albitization of Huronian sediments, and sometimes Nipissing Diabase, in and along the boundaries of massive units almost certainly during prograde Penokean (greenschist) metamorphism and regional deformation. The Penokean locally deformed Blezardian granitoids.
b) Albitization zones up to several hundred meters long were then followed by silica flooding, and carbonate veins and breccias (dolomite and ankerite).
c) These siliceous alteration packages stiffened the hydrothermal-metamorphic alteration package allowing further brittle deformation, and the gold episode arrived along with sulphidization and the infilling of fissures by chlorite, carbonate and silica, with pyrite, arsenopyrite, chalcopyrite and native gold.
d) During the waning phases of hydrothermal activity, narrow quartz veins cut the alteration packages, and gold can be found along the margins of some quartz veins along with chalcopyrite, pyrite and some cobalt sulpho-salts.

11. MINERALIZATION

11.1 Sudbury-Related Mineralization

It is uncertain whether mineralization of this kind has been found on the Copper Prince Property. Sudbury ores are typically zoned. It has been claimed that the zoning is due to the fractional crystallization of a mono-sulphide solid solution from an accumulated sulphide melt - one phase rich in Fe, Co, Rh, Ru, Ir and Os, (pyrrhotite-rich ores), and another as a fractionated liquid rich in Ni, Cu, Pt, Pd, and Au (chalcopyrite and PGE-rich ores).

However, in most cases, further events then created new sulphide species deeper in the footwall forming Cu and PGE-rich footwall ores, along with a significant hydrothermal event. Being extremely ductile when compared with their silicate hosts, the sulphides recrystallized forming

porphyroblast-like pentlandite eyes and sulphide species separation due to ductility contrasts into dilatent fissure veins, micro-veins and breccias, as well as strain shadow-like effects. All ores at Sudbury occur as "disseminations," "veins," or "breccias." No primary mono-sulphide or evidence of its texture is preserved. The most common Ni and Cu minerals consist of pyrrhotite (both as monoclinic Fe_7S_8 and hexagonal Fe_9S_{10}), pentlandite ($(Fe,Ni)_9S_8$), chalcopyrite ($CuFeS_2$), with minor pyrite (FeS_2), and cubanite ($CuFe_2S_3$).

11.2 Huronian Gold Belt Mineralization

Mineralization seen to date on the Copper Prince Property appears to be related to the Huronian Gold Belt. In these ores, elevated assays of cobalt, nickel and copper are often associated with gold-in-pyrite or gold-in-arsenopyrite mineralization. The association of Ni and Co in pyrite is somewhat unusual. Pyrite (FeS_2), cobaltite (CoAsS) and gersdorffite (NiAsS) belong to the cubic close packed "pyrite MS_2" mineral group so can be associated in a weakly arsenical environment (Stanton, 1972). Arsenopyrite (Fe, Co sulpharsenide–sulphantimonide) is a mineral related to marcasite (also FeS_2) part of the "marcasite MX_2" series, and is an orthorhombic dimorph of pyrite. In the mineralogical sense, therefore, the presence of Co, Ni and Cu is logical.[3] Surface showings in the Huronian Gold Belt often have cobalt bloom associated directly with high sulph-arsenide mineral concentrations and high gold grades.

11.3 Known Mineralization

There are three known styles of mineralization on the Copper Prince Property. They may be described as follows:

a) Massive Sulphide Lenses and Stringers: Narrow massive sulphide and irregular stringers and/or disseminations occur within the South Range Breccia Belt on the Property, and are most common where Huronian rock units are more brecciated, and in zones of high strain (shears or mylonitized zones). The dominant sulphides are usually fine-grained pyrite, pyrrhotite and chalcopyrite. Coarser recrystallized sulphide occurs in the more massive lenses. According to drill-hole results, pyrrhotite has a higher nickel tenor than pyrite. The pyrite, itself, is more likely to be associated with elevated gold values. Sulphide mineralization is of short lateral extent and commonly contains blebs or fine stringers of quartz. Sulphides are rusty at surface.
b) Pyrrhotite Disseminations: The Huronian sediments can contain very fine-grained (>1%) disseminated pyrrhotite especially visible in areas of cross bedding.
c) Cobaltite in Quartz: A notable cobaltite-in-quartz zone has been found to the SE. Comprising 1 ft-wide quartz veins on the contact of Nipissing gabbro, and one assay

[3] What may be perceived to be uncommon is their association with gold mineralization, but what is not generally appreciated is that the metals, iron, copper, molybdenum, cobalt and nickel are commonly found in both hydrothermal vein systems and in sedimentary layers (sedex deposits). In south China and in the Yukon, thin (centimeter-thick) sedimentary layers can run up to 4% nickel in platform sandstones, shales and limestones without any evidence of volcanic or intrusive activity. The largest cobalt repository in the world is in the Congo as copper and cobalt in sedimentary beds. Nickel and cobalt, therefore, are not confined to magmatic rocks.

of 3.26% cobalt, 0.88% nickel and 14.0 g/t gold along with traces of Cu, Ag, and PGE, this area bears further examination. The main sulphide appears to be coarse-grained cobaltite. No drilling appears to have been done beneath the old trenches.

12. EXPLORATION

12.1 Previous Exploration

From 1950 to 1973, Copper Prince Mines conducted magnetic, self-potential, and electromagnetic ground surveys. A 38-hole diamond drilling campaign was conducted for 16,551 ft (5,045 m). No records of this drilling are available, no core was preserved, and the only available data can be found on maps. HB&O Engineering completed additional geological mapping and magnetometer surveys over parts of the Property during this time period. In the period 1973 to 1983, Copper Prince Mines re-sampled several of the early prospecting pits, but there is no record of the results.

During 1988-1989, Rainbow Exploration Corp. purchased the property from Copper Prince Mines, and optioned it to the INCO Gold Co. INCO Gold constructed a new grid (for 29.6 km) and completed magnetic, electromagnetic (VLF and some IP surveys), remapped the geology at a scale of 1:1,000, collected 594 surface samples and drilled 4 holes for 1,381 ft (420.9 m) to test mineralization beneath the original "main" prospecting pit, and in 2 other areas. Additional drilling was recommended, but the option was dropped due to a change in corporate policy (INCO Exploration and Technical Services, Inc. 1989 report, dated January, 1990). From 1989 to 1994, Rainbow Exploration Corp. completed a program of further surface sampling using provincial OPAP funding. In the period 1995 to 1997, Rainbow Petroleum Corp. tested the South Range Breccia Belt cutting the property with 27 diamond drill holes for 20,732 ft (6,319 m) testing zones with narrow Cu-Ni sulphide values at surface (Church, 1996 and 1997). Lamontagne Geophysics undertook a borehole UTEM 3 survey and found some minor non-decaying (channel 1 only) anomalies (Heminsley, 1997). Estimated expenditures by INCO Gold and the Rainbow group of companies to that time were about $750,000 Cdn. (Church, 2003). In 2004, MBMI Resources Inc. drilled 10 shallow diamond drill holes for a total of 775 m (Church, 2005). The holes occur in areas where drill logs or assay results from previous work were no longer available. Cu-Au mineralization was encountered in scattered intersections.

12.2 South Range Breccia Belt Model

Initial phases of breccia belt exploration require the discovery of sulphide-impregnated exotic-clast rubble breccia (Frood model) or offset dykes (offset dyke model). Neither of these model types has yet been found in outcrop on the Property. Another target would be the low sulphide and high PGE-containing deeper footwall models appropriate to the Sudbury Structure. Economic grade/widths of PGE can occur in copper-rich veins and veinlets along with millerite (NiS) and/or pentlandite, as well as fine disseminations (1-5%) sulphide in a not obviously altered, possibly "silicified host." To find such mineralization requires systematic rock-chip geochemical surveys across the South Range Breccia Belt looking for elevated PGE contents directly. Elevated PGE numbers would be accompanied by higher than background copper and nickel assays in sediments, breccias and shears.

12.3 Gold Belt Exploration Model

Based on Copper Prince discoveries to date, an appropriate gold exploration model for the Huronian Gold Belt would take into consideration the following characteristics:

a) The best gold targets will be within a sulphidic envelope (arsenical and/or pyritic sulphides with higher copper, cobalt and possibly nickel elevations).
b) An envelope of chlorite + quartz + carbonate will be commonly associated with the chalcopyrite, pyrite or arsenopyrite. The chloritic envelope will likely be gold-bearing.
c) The sulphidized zone along with chlorite + quartz + carbonate may occur within or along the boundary of a wide zone of albitization and silica flooding (hydrothermal discharge zones). Both sulphides and chloritic alteration may be highly sheared. Hard sulphide species such as pyrite and arsenopyrite will be recrystallized in a chlorite-rich host.
d) The best host for sulphidization is likely to be massive sediments (quartzites and conglomerates) that can be fractured in a brittle fashion – in contrast to their surrounds.
e) Isolated narrow high-grade quartz veins that seem unrelated to sulphide-chlorite accumulations are possible "sucker" zones and do not form direct exploration targets, although they may be in haloes to such zones.
f) The chlorite vein complex can be weakly magnetic inside a flat magnetic background, and will often form a weak traceable magnetic anomaly. For a magnetic survey to find targets and fully cover the normal strike length of these systems, a grid with a spacing of 25 m and readings every 6.25 m would give the best coverage.
g) Humus sampling for gold, arsenic and copper might help find further significant targets in areas covered by ephemeral swamp or deeper till and clay.

12.4 Proposed Exploration Work Program

The INCO Gold grid should be recovered, and the grid spacing should be tightened to 25 m across the South Range Breccia Belt, as well as the known showings. Geological mapping by Napoli (1989) at a scale of 1:1,000 should be upgraded to include more data on deformation and deformation type, as well as a more intense examination of the Blezardian Folds – fold culminations and axial planar shears may be of considerable significance. A correction of the stratigraphy is required – Napoli seems to have had some difficulty in separating Huronian units.

The location of the INCO Gold grid and former drill-hole collars should be corrected using GPS surveys. The claim corners can be recovered by GPS as well and more closely related to the grid – there may be displacements on some of Napoli's maps. During this campaign of geological (structural) mapping, a "beep mat" should be dragged along all cross lines looking for further occurrences of near-surface sulphide (shallow electromagnetic survey). Older sulphide zones should have their outcrops cleaned so that diamond saws can cut surface channels across mineralization. All available diamond drill core should be relogged with an emphasis on shearing characteristics and alteration. Thin sections may be needed to characterize the alteration.

Rock units in the South Range Breccia Belt should be mapped with an emphasis on the nature of the E-type pseudotachylyte – whether the blocks are locally derived or from mixed sources. Pseudotachylyte zones with mixed source blocks should have channels cut across them to find elevated PGE values. Narrow quartz diorite offset dykes might occur in valleys between the harder quartzite ridges, and beep-mat surveys may find sulphide under shallow overburden. The newly discovered mineralized offset dyke found by Wallbridge (*News Release*, July 7, 2005) was found by beep mat survey. The new massive sulphide Kirkwood discovery of FNX-Dynatec in the South Range Breccia Belt (FNX *News Release*, August 3, 2005) was also found initially using a beep mat survey. Once drill collar locations are re-surveyed, new cross-sections, and longitudinal sections can be constructed prior to a new drilling campaign.

12.5 Copper-Gold Ore as Silica Flux

The high silica content of the mineralization on the Property lends the possibility that the material can be used as a silica flux in smelters. The copper, gold, nickel and cobalt values would, in this case, be recoverable directly in the sulphide furnace matte, without requiring fine grinding or sulphide recovery from flotation mill circuits – such a possibility should be investigated by determining the silica content and rock composition from drill core.

13. DRILLING

Table 2 - Copper Prince early intersection data summary (after Church, 2003).

Hole	Intersection (ft)	Au (oz/ton)	Cu (%)	Ni (%)	PGE (oz/ton)
1B	2.5	Tr	0.14		
	2.0	0.01	0.66		
	5.0	Tr	0.26		
	3.0	0.02	**1.47**		
	3.5	0.04	**2.41**		
	2.5	0.02	0.46		
2B	1.7	Tr	**0.95**		
3B	2.0	0.02	0.37		
	2.5	0.02	0.34		
4B	13.5	Tr	0.38		
1C	20.0	0.02	0.73		
	Incl. 3.4	**0.30**	**7.00**		
5C	5.0	**1.10**	0.33		
7C	20.0	0.02	-		
1D	1.0	0.02	0.43	0.08	
	4.0	Tr	0.09	0.14	
2D	1.5	**0.55**	**0.78**	0.08	0.01 Pt
4D	3.1	0.01	**1.60**	0.10	
	1.0	0.02	0.08	0.10	
6D	5.3	0.02	**1.00**		
4	10.0	**0.12**	0.48		
	5.0	0.07	**4.30**		
	5.0	0.03	**2.33**		
M3	3.0	-	**1.80**		

Note: Table shown for data completeness only. Cu >0.75% in **bold**, Au >0.10 oz/ton in **bold**. Tr = Trace.

Tables of drill-hole assays have been prepared above and below. The most useful data is available in detail plans by INCO Gold, Rainbow Petroleum and MBMI using the same grid. Copper Prince data (Table 2) is included for completeness, but its usefulness is limited (Church,

2003). Sketches outlining INCO Gold, Rainbow Petroleum and MBMI drill-hole locations, drill angles and length are given in Figures 7, 8, 9 & 10. Detailed plans are referenced later.

Table 3 – INCO Gold Co. intersection data summary: Other drill-hole data in Figure 7.

Hole	Coordinates	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)	Ag (g/t)
79504	657S-904W	49.59	50.23	0.64	1.53	NA	NA
79505	350S-540W	11.98	12.31	0.33	-	**1.67**	1.71
		12.89	13.20	0.31	-	-	1.03
79505	As above	13.20	13.80	0.60	1.96	-	3.43
		14.81	15.21	0.40	-	**6.37**	7.20
		50.14	50.90	0.76	**3.32**	-	-
		50.90	52.12	1.22	**3.50**	-	-
		52.12	52.91	0.79	**2.63**	-	-
		50.14	52.91	2.77	**3.20**	-	-
79506	167S-150W	NSA					
79507	235S-140W	41.61	42.00	0.39	**15.80**	NA	NA
		79.86	80.62	0.76	1.12	NA	NA
		95.80	96.13	0.33	1.57	NA	NA
		102.05	102.41	0.36	**6.73**	NA	NA

Note: Cu >0.75% in **bold**, Au > 2.0 g/t in **bold**. NSA = no significant assay; NA = not assayed.

Table 4 – Rainbow Petroleum Corp. 1996 intersection data summary: Other drill-hole data in Figure 8.

Hole	Coordinates	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Au (g/t)
CP 96-1	270S-550W	41.08	41.15	0.07	0.68	0.04	0.03	1.23
		72.41	72.51	0.10	0.68	0.01	0.01	**4.25**
		118.52	125.26	6.74	0.35	0.06	0.03	1.22
CP 96-2	220S-500W	20.42	20.51	0.09	0.44	0.01	nil	0.64
		158.53	158.83	0.30	0.38	0.05	0.06	0.90
		162.04	162.11	0.07	0.27	0.05	0.07	0.14
		164.17	164.82	0.65	**1.71**	0.10	0.11	1.99
		166.31	166.54	0.23	0.58	0.07	0.09	1.59
		175.30	175.34	0.04	**0.88**	0.01	0.01	1.34
		223.50	223.57	0.07	0.51	nil	nil	0.61
		243.10	243.71	0.61	0.48	0.02	0.03	0.70
CP 96-3	230S-550W	4.42	13.10	8.68	0.60	0.14	0.06	0.42
		255.33	258.23	2.90	0.13	0.04	0.02	0.18
		264.26	264.56	0.30	0.17	0.04	0.02	0.12
		281.64	281.78	0.14	0.26	0.03	0.05	0.14
CP 96-4	220S-600W	3.81	5.79	1.98	0.26	0.01	0.01	0.34
CP 96-5	240S-700W	NSA						
CP 96-6	60S-400W	4.42	4.58	0.16	**1.19**	0.01	0.01	0.78
		7.43	8.64	1.21	0.02	0.06	0.18	0.37
		10.21	11.43	1.22	0.36	nil	nil	0.25
CP 96-7	120N-500W	35.12	35.19	0.07	**0.77**	0.02	0.03	1.94
CP-96-7		79.33	79.40	0.07	0.29	0.01	0.01	0.11
		94.64	94.72	0.08	0.14	0.20	0.18	1.20
		104.57	105.10	0.53	0.42	0.03	0.02	0.44
		148.13	148.48	0.35	0.21	nil	nil	0.67
CP 96-8	100N-800W	NSA						
CP 96-9	320S-1007W	28.34	28.45	0.11	nil	0.10	0.17	**2.33**
		31.08	31.22	0.14	0.22	nil	0.01	0.21
		74.61	74.68	0.07	0.12	0.03	0.16	0.22
		119.78	120.18	0.40	0.59	nil	nil	0.81
CP 96-10	370N-100E	NSA						
CP 96-11	110S-500W	8.07	8.22	0.15	0.58	0.03	0.05	0.09
CP 96-12	25S-225W	NSA						

Note: Cu >0.75% in **bold**, Au > 2.0 g/t in **bold**. NSA = no significant assays in the drill hole.

Table 5 – Rainbow Petroleum Corp. 1997 intersection data summary: Other drill-hole data in Figure 9.

Hole	Coordinates	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Au (g/t)
CP 97-13	300S-1100W	17.40	17.85	0.45	0.02	0.01	Tr	0.90
		119.02	119.11	0.09	**1.05**	0.01	0.01	**2.39**
CP 97-14	270S-900W	NSA						
CP 97-15	200S-1000W	17.59	17.69	0.10	0.03	0.02	**0.62**	0.07
		66.75	67.37	0.62	0.16	0.01	0.03	nil
		295.57	296.66	1.09	nil	0.10	0.06	0.01
CP 97-16	30N-800W	abandoned						
CP 97-17	30N-800W	NSA						
CP 97-18	230N-500W	NSA						
CP 97-19	140N-600W	25.57	25.74	0.17	0.15	0.01	0.01	nil
		34.54	35.22	0.68	**0.90**	0.04	0.06	0.13
		192.93	193.27	0.34	**1.00**	0.06	0.01	0.20
CP 97-20	31S-500W	12.62	12.82	0.20	0.35	Tr	Tr	0.63
		15.20	15.28	0.08	**0.90**	0.02	0.02	0.46
		15.68	15.74	0.06	0.61	0.01	0.01	0.16
		17.50	17.68	0.18	0.35	0.01	0.01	0.18
		18.76	18.84	0.08	0.65	0.01	0.01	0.08
		24.68	24.90	0.22	0.48	Tr	Tr	nil
		27.83	28.00	0.17	0.72	Tr	Tr	0.10
		43.28	43.40	0.12	**1.73**	0.01	0.01	**2.23**
		44.57	44.83	0.26	0.63	0.01	0.01	0.34
		45.63	45.77	0.14	0.61	Tr	Tr	0.84
		48.31	48.55	0.24	0.08	0.05	0.15	0.07
CP 97-21	30N-400W	34.16	34.29	0.13	0.36	0.01	Tr	0.34
		40.84	41.02	0.18	0.10	0.56	0.07	0.04
		45.33	45.43	0.10	0.21	0.13	0.03	Tr
CP 97-22	30N-300W	4.90	5.20	0.30	**1.38**	0.02	0.01	0.16
		18.89	19.79	0.90	0.10	0.02	0.01	0.09
		22.96	23.14	0.18	**1.37**	0.01	0.03	**5.07**
		28.54	28.70	0.16	0.40	0.01	0.03	1.47
CP 97-22	As above	44.70	44.75	0.05	0.69	0.01	0.02	0.42
		48.72	49.98	1.26	0.22	Tr	0.01	0.14
		50.97	51.02	0.05	0.10	0.03	0.02	0.42
		52.15	52.20	0.05	0.28	0.03	0.07	**2.00**
		60.14	60.21	0.07	0.62	0.01	0.01	0.18
		60.43	60.56	0.13	**0.79**	0.01	0.01	1.36
		61.62	62.12	0.50	0.12	Tr	Tr	0.05
		63.70	63.90	0.20	0.39	0.02	0.03	0.51
		64.12	64.34	0.22	0.13	0.01	0.01	0.15
		64.80	64.89	0.09	0.15	0.01	0.01	0.17
		66.65	66.75	0.10	**0.83**	0.02	0.02	1.31
		66.93	67.08	0.15	**1.73**	0.04	0.05	0.70
CP 97-23	150N-400W	abandoned						
CP 97-24	150N-401W	157.85	157.92	0.07	0.12	0.01	Tr	0.11
		160.58	160.64	0.06	0.10	0.01	Tr	0.19
		166.72	166.81	0.09	0.36	0.01	0.01	0.36
CP 97-25	105N-300W	29.07	29.22	0.15	0.01	0.04	Tr	0.83
		95.63	95.78	0.15	**0.75**	0.02	0.01	0.08
		96.36	96.47	0.11	0.12	0.01	Tr	0.14
CP 97-26	60N-200W	39.95	40.09	0.14	0.01	Tr	Tr	1.87
CP 97-27	255N-506W	96.62	96.90	0.28	0.02	0.01	0.04	0.04
		189.35	189.52	0.17	Tr	0.11	0.02	0.01
		191.10	191.28	0.18	Tr	0.09	0.01	0.01
		367.43	367.62	0.19	Tr	0.06	0.01	Tr

Note: Cu >0.75%, Au > 2.0 g/t, Co > 0.5% all in **bold**. NSA = no significant assays. Tr = trace.

Table 6 – MBMI Resources Inc. 2004 intersection data summary: Other drill-hole data in Figure 10.

Hole	Coordinates	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Au (g/t)
CP 1-04	180S-220W	3.94	4.65	0.68	0.23	0.01	0.49
		5.25	5.58	0.33	0.51	0.01	0.35
		29.00	29.47	0.47	**1.05**	0.01	1.25
		Incl. 29.24	29.31	0.07	**6.57**	0.01	**6.48**
CP 2-04	190S-230W	21.43	21.69	0.26	0.64	0.01	0.30
		24.26	24.46	0.20	**1.12**	0.01	0.35
		29.38	30.02	0.64	**0.88**	0.01	0.15
		60.63	60.81	0.18	0.66	0.03	0.25
		78.75	80.24	1.49	0.67	0.01	0.95
		82.91	84.88	1.97	**3.11**	0.01	1.32
CP 2-04		Incl. 84.35	84.60	0.25	**11.41**	0.03	**5.97**
CP 3-04	202S-198W	4.85	10.11	5.26	0.37	0.01	0.24
		Incl. 9.90	10.11	0.21	**3.42**	0.01	1.07
CP 3-04	As above	62.95	65.42	2.47	0.71	0.01	0.54
		Incl. 64.65	65.18	0.53	**1.72**	0.02	**2.11**
		69.15	69.53	0.38	0.46	0.01	0.08
		72.66	72.80	0.14	**0.87**	0.01	0.51
CP 4-04	130S-310W	NSA					
CP 5-04	150S-238W	51.30	51.49	0.19	0.04	0.11	0.60
CP 6-04	210S-169W	22.13	22.30	0.17	0.58	0.01	0.47
		23.80	24.33	0.53	0.24	nil	0.11
		25.50	26.47	0.97	0.42	0.01	0.14
		27.76	33.27	5.51	**1.79**	0.01	0.27
		Incl. 28.16	28.40	0.24	**2.73**	0.01	0.42
		Incl. 29.34	29.67	0.33	**9.16**	0.02	0.82
		Incl. 29.99	30.07	0.08	**4.89**	0.01	0.31
		Incl. 30.26	30.64	0.38	**9.30**	0.06	0.92
		Incl. 32.16	32.27	0.11	**9.32**	0.01	0.63
CP 7-04	223S-142W	NSA					
CP 8-04	270S-00E	11.75	11.80	0.05	0.02	0.04	**2.56**
CP 9-04	177S-215W	6.66	7.58	0.92	0.27	0.01	0.11
		9.41	9.52	0.11	**1.40**	nil	1.69
		41.75	42.32	0.57	0.45	0.01	0.51
		48.58	48.72	0.14	0.56	0.02	**5.98**
		55.70	57.23	1.53	**0.77**	0.01	1.92
		61.35	61.88	0.53	0.41	0.02	0.11
		66.35	66.65	0.30	**0.82**	0.01	0.38
		68.52	69.60	1.08	0.48	nil	**2.46**
		72.53	75.50	2.97	**1.23**	0.01	0.33
		Incl. 74.11	75.50	1.39	**2.09**	0.01	0.57
		80.31	80.80	0.49	**1.59**	0.01	1.31
CP 10-04	224S-180W	11.34	11.55	0.21	0.71	0.02	1.64
		20.17	20.22	0.05	**1.75**	0.01	**16.28**
		32.66	33.36	0.70	0.40	0.01	0.10
		36.90	37.28	0.38	0.31	0.01	0.36
		40.76	42.77	2.01	0.57	0.02	0.12
		54.72	55.34	0.62	**1.96**	0.02	0.62
		69.00	69.86	0.86	**0.75**	nil	0.37
		Incl. 69.38	69.52	0.14	**2.53**	0.01	1.25

Note: Cu >0.75% in **bold**, Au > 2.0 g/t in **bold**, NSA = no significant assays.

14. SAMPLING METHOD AND APPROACH

Previous sampling included the sawing of diamond drill core in half over obviously mineralized intervals (photographs in Figure 1). This procedure is now standard practice and should be continued in any future drilling program. Due diligence should be followed once a sampling

campaign is commenced, whether the campaign be soil samples, grab samples, the cutting of diamond drill cores with a diamond saw, or surface channel samples that would also be cut with a diamond saw. All sampling should be supervised by a "qualified person."

15. SAMPLE PREPARATION, ANALYSES AND SECURITY

MBMI samples were assayed by Swastika Laboratories. A qualified person should supervise future sample collection, and the samples themselves should be secured directly from the site to an ISO/IEC 17025 accredited laboratory, and prepared at the laboratory. Drill core and assay certificates should be stored at a secure location. Laboratories to be used will have internal standard checks and upgrades to ensure quality and security following the latest industry standards and practice.

16. DATA VERIFICATION

None of assays seen in the various reports seemed to be outside the norm for ores of this type with their visible sulphide content. Assay value ranges from different company exploration campaigns compare favorably with previous assays from the same location. Two samples of drill core (1/4 sawn core) were collected from a locked storage location in Garson, Greater City of Sudbury, and sent to Accurassay in Thunder Bay as a check on former Swastika results (half sawn core). Both samples were assayed for copper and gold, and are tabulated below.

Table 7 – Check assays on sawn core (Accurassay is ISO/IEC 17025 compliant).

Drill Hole No.	Interval (m) From - To	Length (m)	Swastika Cu (%)	Accurassay Cu (%)	Swastika Au (g/t)	Accurassay Au (g/t)
CP 2-04	84.35 - 84.60	0.25	11.41	8.88	5.97	1.248
CP 6-04	29.34 – 29.67	0.33	9.16	10.04	0.82	3.047

For mineralization of this kind, the results appear to be within the range of the natural variability of such gold systems. The difference in the gold results suggests that further check assays and bulk samples would be needed for an advanced exploration program.

17. ADJACENT PROPERTIES

To the immediate east, the Falcon Gold Property is contiguous with Copper Prince. At the present time, Falcon Gold (7 patents) is held by Kinross. In the period 1927-1937, an exploration shaft was sunk on Falcon Gold to 215 feet, and an ore "resource" was outlined. No production came from the shaft. In the period 1984-1989 Falconbridge Ltd. held Falcon Gold, completed new geophysical surveys and drilling, apparently outlining a "resource" of 59,000 tons grading 0.226 oz/t gold. Falconbridge also intersected an offset dyke at 540 feet below surface with sulphide assays grading 0.56% Cu and 0.50% Ni over 3.4 ft, as well as 0.076 oz/t gold over 2.5 feet, apparently unrelated to the Falcon Gold mineralization system. The Cu-Ni ratio is typical for an offset dyke in Sudbury. Falconbridge controls all claims to the north and west of Copper Prince. Aurora Platinum (now part of FNX-Dynatec) is conducting exploration to the north on Falconbridge Ltd. properties on the Sudbury Basin rim, and Falconbridge is actively exploring

the Nickel Rim deposit farther north with plans to go into production. To the SE, Mustang Minerals have drilled Ni-Cu mineralization on the Manchester Offset Dyke (INCO Ltd. property; Mustang *News Release* November 10, 2003). Location of selected Sudbury-related outside-of-claim mineralization is shown in Figure 11.

18. MINERAL PROCESSING AND METALLURGICAL TESTING

This Item does not apply to the Copper Prince Property at this time.

19. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This Item also does not apply to the Copper Prince Property at this time.

20. OTHER RELEVANT DATA AND INFORMATION

This Item also does not apply to the Copper Prince Property at this time.

21. INTERPRETATION AND CONCLUSIONS

The Copper Prince Property resides in the Penokean-deformed central uplift cylinder of the Sudbury Impact Structure (Spray, Butler and Thompson, 2004). The South Range Breccia Belt which hosts the giant Frood-Stobie Ni-Cu-PGE (Au-Ag) deposits, the Vermilion Mine and several new massive sulphide and PGE-elevated discoveries cuts the Property in a broad swath. New understandings of the pseudotachylytes that make up the Breccia Belt allow for the prediction of potential ore-bearing structures - likely in the mixed provenance E-type variety of this rock type. Upgrading the current geological maps is of high priority in this endeavour along with structural mapping and separation of the various Huronian Supergroup units to reflect current geological understanding.

Many of the gold and copper-in-sulphide discoveries found to date most likely belong to the pre-impact Huronian Gold Belt – a prograde Penokean event of significance east, south and SW of the Sudbury Basin proper. New understandings of these mineralized systems can be applied to known mineralization found to date.

22. RECOMMENDATIONS

22.1 Final Comments

Recommendations are given under the headings "Proposed Exploration Work Program" on page 20 of this report, under "Copper-Gold Ore as Silica Flux" on page 21 of this report, and under "Preliminary Budget Estimates" below. Of particular interest, is a recommendation to subdivide breccia units in the E-type pseudotachylyte zones of the South Range Breccia Belt cutting the Copper Prince Property. Considering the pace of new mineral discoveries in the Sudbury District, and especially in the Sudbury Basin footwall environment, this campaign is justified.

Along with the systematic use of a "beep mat," such a geological examination is designed to find Sudbury-related mineralization with an elevated PGE content.

22.2 Budget Estimates

PHASE 1

1.	(50m and 25 m cross lines, magnetic survey on 6.25 m stations) for chlorite alteration, as well as sulphide-rich mineralization	$ 45,000
2.	Beep mat survey, outcrop cleaning and channel sampling	$ 30,000
3.	Relogging drill core, upgrading maps, drill sections and GPS survey	$ 55,000
4.	Reports, data sorting and contingency	$ 20,000
5.	Detailed ground examination of anomalous zones	$ 25,000
6.	Assaying and fill-in geological mapping	$ 25,000
	Total	$ 200,000

PHASE 2

1.	~25 new diamond drill holes for ~2,500m	$ 225,000
2.	Report writing, data sorting and contingency	$ 25,000
	Total	$ 250,000

All phases TOTAL $ 450,000

23. REFERENCES

Anonymous (2005): Form 43-101F1 technical report (without authorship): see details of BCN 2005/59, at the BCSC website @ www.bcsc.bc.ca/policy.asp?id+2883.
Berrer, E.K. (1989): Magnetic survey for INCO Gold (Rainbow Expl. Option) in sheets.
Berrer, E.K. (1989): Vertical loop E.M. Survey for INCO Gold (Rainbow Expl. Option), 1 sheet.
Berrer, E.K. (1989): VLF survey for INCO Gold (Rainbow Expl. Option), in sheets.
Butler, Hadyn R. (1994): Lineament Analysis of the Sudbury multiring impact structure; *Geol. Soc. America Special Paper 293*, in *Large Meteorite Impacts and Planetary Evolution*, pp. 319-329.
Butler, Hadyn R. (2003): Geological Report on the Mystery Offset Dyke Property; a technical report prepared for Tearlach Resources Ltd.; report dated May 24, 2003.
Church, J.F. (1996): Rainbow Petroleum Corporation, Copper Prince Property, Falconbridge Township, Ontario, Report of 1996 Drilling Program; report dated October 8, 1996.
Church, J.F. (1997): Rainbow Petroleum Corp., Copper Prince Property, Falconbridge Township, Ontario, Report on 1997 Drilling Program; report dated January 8, 1998.
Church, J.F. (2003): MBMI Resources Inc. summary report, Copper Prince Property, Falconbridge Township, Ontario; report dated November 19, 2003.
Church, J.F. (2005): Copper Prince Project, 2004 Drilling Program, MBMI Resources Inc.; report dated January 18, 2005.
Cowan, E. J., and Schwerdtner, W.M. (1994): Fold Origin of the Sudbury Basin; in, *Proceedings of the Sudbury-Noril'sk Symposium* (eds., P.C. Lightfoot and A.J. Naldrett); Ontario Geological Survey Special Volume 5, pp. 45-56.
Deitz, R.S. (1964): Sudbury Structure as an Astrobleme; Journal of Geology, v.72, pp. 412-434.
Deutsch, A., D, Buhl, P.Brockmeyer, R. Lakomy, and M. Flucks (1992): Isotope Systematics support an Impact Origin; in, *Large Meteorite Impacts and Planetary Evolution*, Symposium, Sudbury, Ontario, Canada, August 31-September 2, 1992.
Dubois, A.J. and Benn, K. (2003): Mapping and structural analysis in the Southwestern Sudbury Basin: Implications for mineral exploration: *Ontario Geological Survey Open File Report* 6109.
Dutch, S.I. (2004): Significance of Back-to-Back Facing Directions along the South Range of the Sudbury Igneous Complex, Ontario; at http://www.uwsp.edu /geo/ projects/ geoweb/ participants/ dutch/ Sudbury/ GSA2001.htm
Faggart, B.E. Jr, A.R. Basu and M. Tatsumoto (1985): Sm-Nd study of the Sudbury Complex, Ontario, *Geol. Soc. America*, Annual Meeting, Abstracts and Programs, v.17, No.7, p.577.
Gates, Bruce I. (1991): Sudbury Mineral Occurrence Study, Ontario Geological Survey Open File Report 5771.
Heminsley, G. (1997): Logistics Report on a BH UTEM 3 Survey in Sudbury, Ontario for Rainbow Petroleum Corp, on the Copper Prince Property; report dated November, 1997.
INCO Exploration and Technical Services Inc. (1990): 1989 Annual Report, Rainbow Project, INCO Gold Company, Rainbow Exploration Corp. Agreement, Falconbridge Township, Ontario, NTS: 41-I-10; report dated January, 1990.
Lapierre, Ken (2003): Nickel intersected in Manchester Offset Dike; *Mustang Minerals Corp. News Release*; report dated November 10, 2003.
MacGibbon, T. (2005): Cu-Ni-Pt-Pd-Au Discovered at Surface in Footwall Rocks Behind Kirkwood Mine; *FNX Mining News Release*; report dated August 3, 2005.

Naldrett, A.J. (1984): Ni-Cu Ores of the Sudbury Igneous Complex – Introduction; in Pye *et al.* (1984), The Geology and Ore Deposits of the Sudbury Structure; *O.G.S. Special Volume No. 1.*, pp. 302-307.

Napoli, M. (1989): Bore hole sections for INCO Gold (Rainbow Expl. Option), in sheets.

Napoli, M. (1989): Channel sample details for INCO Gold (Rainbow Expl. Option), in sheets.

Napoli, M. (1989): Geological survey for INCO Gold (Rainbow Expl. Option), in sheets.

Peredery, W. V., and Morrison, G. G. (1984): in Pye *et al.* (1984), The Geology and Ore Deposits of the Sudbury Structure; *O.G.S. Special Volume No. 1.*, pp. 491-511.

Pye, E.G., A.J. Naldrett and P.E.Giblin (Eds.): The Geology and Ore Deposits of the Sudbury Structure; *O.G.S. Special Volume No. 1,* 1984, 603 pages.

Reme Belanger Inc. (1989): IP and Resistivity survey sheets for INCO Gold (Rainbow Expl. Option), in section sheets.

Riller, U. and W.M. Schwerdtner (1997): Mid-crustal deformation at the southern flank of the Sudbury Basin, central Ontario, Canada; *GSA Bulletin*, v.109, No.7, pp.841-854.

Souch, B.E., Podolsky, T. and geological staff (1969): The Sulfide Ores of Sudbury: Their Particular Relationship to a Distinctive Inclusion-Bearing Species of the Nickel Irruptive: in, Magmatic Ore Deposits, a Symposium; ed. H.D.B. Wilson, *Economic Geology Monograph,* No.4, pp.252-261.

Spray, John G. (1997): Superfaults; *Geology*, 25, pp. 579-582.

Spray, John G., Hadyn R. Butler and Lucy M. Thompson (2004): Tectonic influences on the morphometry of the Sudbury impact structure: Implications for terrestrial cratering and modeling; *Meteoritics & Planetary Science,* 39, Nr 2, 287-301.

Stanton, R.L. (1972): *Ore Petrology*; McGraw-Hill, New York

OGS Map 43d – Sudbury Nickel Area

OGS Map 2037 – Kelly and Davis Townships

OGS Map 2451 – Massey Bay

OGS Map 2009 – Maclennan and Scadding Townships

OGS Map 2491 – Sudbury geological compilation

OGS Map 2361 – Sudbury-Cobalt Geological Compilation Series

24. DATE AND SIGNATURE PAGE

24.1 David Beilhartz

I, David Beilhartz, B.Sc.Hons, P.Geo, Consultant Geologist with residence and business address at 47 Airport Road, R.R. #1 Whitefish, Ontario, P0M 3E0, do hereby certify that:

1. I have practiced my profession as a geologist in the private sector since 1990 throughout Canada in the gold and base-metal sectors of the mining exploration industry.
2. I graduated in 1980 with a degree in geology (Batchelor of Science, Honours degree) at Laurentian University in Sudbury, Ontario, Canada.
3. I am a Professional Geoscientist - a Practicing Member of the Association of Professional Geoscientists of Ontario (APGO).
4. In recent years I have designed drill programs for gold ore-body definition in the Timmins Camp, Ontario and at other locations in Canada.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I have overviewed all sections (Items 1 through 26) of the technical report entitled, "Technical (Geological) Report on the Copper Prince Property" and dated April 7, 2006 (the "Technical Report") of Garson Resources Ltd. As of the date of the certificate, I certify, that to the best of my knowledge, information and belief, the technical report contains all scientific and technical data required to be disclosed to make the report not misleading. I most recently visited the Copper Prince Property on August 25, 2005 for a period of one day to confirm drill-hole locations.
7. I have had no prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. There were no circumstances that were or could be seen to interfere with my judgment in preparing the Technical Report.
10. I have read National Instrument 43-101 and the updated Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Sudbury this 7th Day of April, 2006

David Beilhartz

David Beilhartz, B.Sc Hons, P. Geo.

PROFESSIONAL GEOSCIENTIST
DAVID E. BEILHARTZ
PRACTISING MEMBER
0231
ONTARIO

24.2 Hadyn R. Butler

I, Hadyn R. Butler, B.Sc. Hons, P.Geo, Consultant Geologist with residence and business address at 647 Silver Lake Road, Sudbury, Ontario, P3G 1J9, do hereby certify that:

1. I have practiced my profession as a geologist in the private sector since 1966 throughout Australia, Papua New Guinea, Indonesia, Brazil and Canada.
2. I graduated with a degree in geology in 1974 (Batchelor of Science, with First Class Honours and University Medal) at the University of New England, Armidale, New South Wales, Australia.
3. I am a Professional Geoscientist - a Practicing Member of the Association of Professional Geoscientists of Ontario (APGO No 350).
4. My first field experience with nickel-copper (PGE) sulphide ores was in 1967 and gold ores in 1972. I have examined many Huronian Gold Belt deposits in recent years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of all sections (Items 1 through 26) of the technical report entitled, "Technical (Geological) Report on the Copper Prince Property," and dated April 7, 2006 (the "Technical Report"). Unless otherwise indicated, I have prepared the illustrations for this report. As of the date of the certificate, I certify, that to the best of my knowledge, information and belief, the technical report contains all scientific and technical data required to be disclosed to make the report not misleading. I visited the Copper Prince Property in the summer of 2001 to examine mineralization and "Sudbury Breccia" occurrences.
7. I have had no prior involvement with the owners of the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, and there were no circumstances that were or could be seen to interfere with my judgment in preparing the Technical Report.
10. I have read National Instrument 43-101 and the (updated) Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Sudbury, this 7th Day of April, 2006

Hadyn R Butler

Hadyn R. Butler, B.Sc. Hons, P. Geo (APGO No 350).

25. ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This Item does not apply to the Copper Prince Property at this time.

26. ILLUSTRATIONS

Figure 1 – Collage of photographs: 1) quartz vein set with sulphide in pit wall; 2) examining sawn drill core; 3) secure core storage in Garson; 4) MBMI drill hole casing; 5) INCO Gold Co. channel sample locations; 6) Ed Stringer standing on sulphidized outcrop - all photographs by David Beilhartz P. Geo.


1
2
3
4
5
6

Figure 2 - Falconbridge Township and Copper Prince mining patents, base map courtesy of the Govt. of Ontario (map modified from illustration on MNDM CLAIMaps III website).


ONTARIO
Copper Prince
0 km 2
N
FALCONBRIDGE
Falconbridge
Copper Prince
Map modified from CLAIMaps III website (courtesy of MNDM, Govt. of Ontario) July 24, 2005
HRB

Figure 3 - Disposition of Copper Prince numbered mining patents, base map courtesy of the Govt. of Ontario (map modified from illustration on MNDM CLAIMaps III website).



Township Sketch
SUDBURY
Copper Prince
0
km
1
N
IV
III
II
I
6
5
7
8
S52069
S51548
S52071
S52070
S25731
S52307
S51303
S51549
S25668
S52306
S51304
S51550
S56015
S58007
S56016
S56017
Map modified from CLAIMaps III website (courtesy of MNDM, Govt. of Ontario)
July 24, 2005

Figure 4 - Simplified sketch of South Range Breccia Belt (as a zone), and Sudbury Basin.

Figure 5 - Cross-sections of South Range footwall, Sudbury structure: CF = Creighton Fault, MF = Murray Fault, EF = Espanola Fault, PLF = Panache Lake Fault. Diagram modified after Dutch (2004).


SUDBURY IGNEOUS COMPLEX
Felsic Units
"Norites"
South Range Breccia Belt
Creighton-Murray Plutons
HURONIAN SUPERGROUP
Cobalt Group
Bar River Quartzite
Gordon Lake Metapelite
Lorrain Quartzite
Gowganda Glacio-Marine
Quirke Lake Group
Serpent Quartzite
Espanola "Limestone"
Bruce Glacio-Marine
Hough Lake Group
Mississagi Quartzite
Pecors Metapelite
Ramsay Lake Glacio-Marine
Elliot Lake Group
McKim Metapelite
Metavolcanics
Gabbro-Anorthosite
Archean
0 km 10
0
km
10
EASTERN BASIN
Position of Copper Prince
N
S
CF
MF
N
S
CF
MF
MIDDLE BASIN
Lake Panache Anticlinorium
PLF
EF
CF
MF
N
S
WESTERN BASIN
McGregor Bay Anticline
CF
MF
EF
PLF
N
S

Figure 6 – Simplified geological sketch of Copper Prince Property (modified after Maurizio Napoli of INCO Gold Co., 1989 and Church, 2003). Location of mineralization is simplified.



GEOLOGICAL SKETCH
COPPER PRINCE
Garson Fault
Core zone of South
Range Breccia Belt
Nipissing gabbro
Quirke Lake Group
Serpent Quartzite
Espanola "Limestone"
Bruce Glacio-Marine
Hough Lake Group
Mississagi Quartzite
Mineralization
0
km
1
N
Cu-Au
Cu-Ni-Au
"Main"
Falcon
Gold
Cobalt
veins
August 6, 2005
HRB

Figure 7 – INCO Gold grid and INCO Gold drill-hole locations (schematic), Copper Prince Property.


IV
IV
7
6
5
~4W
2W
00
INCO Gold
Grid
Property
Boundary
~9N
~8W
6W
2E
~4E
~5N
III
III
~12W
10W
~1N
Track
Base Line
79506
-45°
90.2m
79507
-45°
120.7m
79505
-45°
104.5m
1E control line
6E
~8E
~7S
8S Base Line
79504
-45°
105.5m
II
II
N
~15S
00
100m ~N-S grid
0
meters
500
7
6
5
I
I
August 4, 2005 HRB

Figure 8 – Rainbow Petroleum 1996 drilling campaign (schematic), Copper Prince Property.

	Hole	Angle	Length
1.	96-1	-55°	129.60m
2.	96-2	-60°	219.51m
3.	96-3	-67°	361.28m
4.	96-4	-60°	228.65m
5.	96-5	-45°	152.43m
6.	96-6	-50°	300.22m
7.	96-7	-55°	152.40m
8.	96-8	-47°	128.00m
9.	96-9	-50°	123.44m
10.	96-10	-50°	206.34m
11.	96-11	-65°	576.98m
12.	96-12	-47°	275.84m

August 4, 2005 HRB

Figure 9 – Rainbow Petroleum 1997 drilling campaign (schematic), Copper Prince Property.

IV 7 6 5 IV

INCO Gold Grid

100m ~N-S grid

0 meters 500

Property Boundary

~9N ~5N ~1N ~7S ~15S

~12W 10W ~8W 6W ~4W 2W 00 2E ~4E 6E ~8E

1E control line

Base Line

8S Base Line

Track

N

III III II II I I

Hole	Angle	Length
13. 97-13	-45°	129.54m
14. 97-14	-45°	123.74m
15. 97-15	-55°	304.80m
16. 97-16		32.61m (abandoned)
17. 97-17	-45°	100.58m
18. 97-18	-65°	381.91m
19. 97-19	-50°	201.16m
20. 97-20	-60°	149.35m
21. 97-21	-60°	227.07m
22. 97-22	-50°	142.03m
23. 97-23		38.40m (abandoned)
24. 97-24	-50°	201.47m
25. 97-25	-60°	221.58m
26. 97-26	-50°	142.64m
27. 97-27	-74°	1034.00m

August 4, 2005 HRB

Figure 10 - MBMI Resources Inc. 2004 drilling campaign (schematic), Copper Prince Property.

INCO Gold Grid

100m ~N-S grid

	Hole	Angle	Length	Az.
1.	1-04	-47°	58.00m	030°
2.	2-04	-50°	96.50m	060°
3.	3-04	-50°	92.00m	030°
4.	4-04	-50°	101.00m	00°
5.	5-04	-50°	92.00m	030°
6.	6-04	-50°	50.00m	030°
7.	7-04	-50°	52.00m	030°
8.	8-04	-50°	61.50m	00°
9.	9-04	-50°	92.00m	060°
10.	10.04	-50°	80.00m	030°

August 14, 2005 HRB

Figure 11 – Sudbury-related mineralization adjacent to the Copper Prince Property. The mineralized Manchester Offset Dyke is found to the east and SE. Another mineralized offset was reported in a drill hole on the Falcon Gold Property to the east (Falconbridge Ltd. drilling).


ONTARIO
Copper Prince
Maclennan
0 km 2
N
Norduna
Falconbridge
Manchester Offset Dyke
Cryderman
Falconbridge East
Copper Prince
MINERALIZATION IN ADJACENT PROPERTIES
A Onaping Fm.
B Granophyre
C "Norites"
Mineralization
1. Manchester Ni-Cu-PGE
2. Falcon Gold Ni-Cu-PGE
Mustang Minerals J.V.
August 8, 2005
HRB

David Beilhartz P.Geo.,
47 Airport Road, R.R. #1
Whitefish, Ontario, P0M 3E0
Telephone: (705) 866-1631

Consent of Author

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION

RE: GARSON RESOURCES LIMITED. –
"Technical (Geological) Report on the Copper Prince Property,"

I, David Beilhartz P.Geo., do hereby consent to the filing of the written disclosure of the technical report entitled "Technical (Geological) Report on the Copper Prince Property" and dated April 7, 2006 (the "Technical Report," a NI 43-101 document) and any extracts from or a summary of the Technical Report in the AIF of Garson Resources Ltd, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Garson Resources Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 7th Day of April, 2006.

David Beilhartz, P.Geo

Hadyn R. Butler P.Geo.,
647 Silver Lake Road,
Sudbury, Ontario, P3G 1J9
Telephone: (705) 522-1173

Consent of Author

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION

RE: GARSON RESOURCES LIMITED. –
"Technical (Geological) Report on the Copper Prince Property,"

I, Hadyn R. Butler P.Geo., do hereby consent to the filing of the written disclosure of the technical report entitled "Technical (Geological) Report on the Copper Prince Property" and dated April 7, 2006 (the "Technical Report," a NI 43-101 document) and any extracts from or a summary of the Technical Report in the AIF of Garson Resources Ltd, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Garson Resources Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 7th Day of April, 2006.

Hadyn R. Butler, P.Geo
(APGO No. 350)


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH. D.C.
209
SECTION



Gold-bearing diamond drill core McMillan Gold Mine, arsenopyrite and quartz veining in a chloritic matrix.

"TECHNICAL (GEOLOGICAL) REPORT

on the

MCMILLAN GOLD MINE PROPERTY"

Mongowin and McKinnon Townships, Sudbury Mining Division
Sudbury District, Ontario, Canada

Approximate center of McMillan Gold Mine Property
@ Latitude ~ 46° 08'26" N (46.141° N),
Longitude ~ 81° 47'49" W (81.797° W)
UTM (NAD 83) Zone 17, 438450m E, 5109950m N
NTS 41I/04

Prepared for

GARSON RESOURCES LIMITED
311-470 Granville Street,
Vancouver, B.C., V6C 1V5

by

Hadyn R. Butler, B.Sc. Hons, P. Geo
(APGO No. 350)

April 7, 2006

2. TABLE OF CONTENTS

LIST OF TABLES

LIST OF SKETCHES

LIST OF FIGURES

3. SUMMARY

The 100%-owned McMillan Gold Mine Property ("McMillan") of Garson Resources Ltd. comprises a contiguous block of 17 mining claims (34 mining claim units) in Lots 9,10,11 and 12 (Concession 3) of Mongowin Township, and Lots 1 and 2 (Concessions 2 and 3) of McKinnon Township, Sudbury Mining Division, Sudbury District, Ontario. McMillan occurs towards the western end of the Huronian Gold Belt – a zone of past gold producers that extends from NE of Sudbury to south of Espanola where McMillan is located, a distance of roughly 120 km. Moreover, McMillan lies in a linear belt of gold deposits stretching for about 18 km, as an E-W line, through McKinnon, Mongowin and Curtin Townships.

In 1910, prospector A. Heard sunk a 12 ft test pit on gold-bearing veins found on the north-shore of House Lake. Sinking commenced on the original McMillan mineshaft in 1927. The shaft bottomed at 900 feet and 7 levels were cut, all of which found gold-bearing quartz vein systems. Drilling below the 875 ft level continued to find mineralization (Lapierre, 1986). According to Ontario Department of Mines records, from August 13, 1934 to March 29, 1937, mine production totalled ~10,591 ounces of gold from 60,139 tons of ore for an average recovered grade of 0.176 oz/ton Au. In 1985-86, Loki Resources dewatered the shaft and panel-sampled the old workings, outlining 4 vein systems. Subsequent drilling by Garson Resources Ltd. has discovered new vein systems. Qualified person J.F. Church proposed a 12-hole program totalling 8,300 ft to follow up these new results (report dated June 15, 2004).

Under an agreement dated November 9, 2004, McMillan has been optioned to Young-Shannon Gold Mines Ltd. (GYS-TSX.V). Specifically, the option agreement provides for Young-Shannon to earn a 50% interest in McMillan over a period of 3 years with staged cash payments of $75,000 (Cdn.), and 650,000 common shares, as well as a 3-year work commitment of $900,000. Young-Shannon also has an option to increase its interest to 60% by issuing a further 250,000 common shares and spending another $400,000 on exploration.

Recent work by Ontario Geological Survey ("OGS") geologists and private firms has established a definite alteration signature and style for Huronian Gold Belt ore bodies. An exploration model and work proposal - in this report, a budget of $965,000 - has been prepared based on these ideas, and from a compilation of previous exploration and underground mining results, and recent information on McMillan proper. Young-Shannon has recently announced positive diamond drilling results and down-hole IP anomalies associated with mineralization (see also MBMI *News Release*, August 15, 2005).

4. INTRODUCTION

This report is designed to comply with the guidelines seen in National Instrument 43-101, and was prepared following the updated "Item" list in Form 43-101F1 (updated list and guidelines to be used as of December 30, 2005, Anonymous 2005).

I was retained by Garson Resources Ltd. to assess available technical data and review work proposals for McMillan, in the light of my geological experience in Huronian Gold Belt ores. Information for the creation of this report was derived from a number of sources, including

published literature, maps, level plans, geophysical plans, diamond drill logs and assay certificates. My most recent visit to McMillan was on September 2, 2005 accompanied by Edward James Stringer of Garson Resources Ltd., and Mary Lou Fabbro of Sudbury (Figure 1).

5. RELIANCE ON OTHER EXPERTS

5.1 Disclaimer

For information relating to claim ownership, I have examined information and data supplied by Edward James Stringer of Garson (on behalf of Garson Resources Ltd.), as well as the Ontario Ministry of Northern Development and Mines ("MNDM") which to the best of my knowledge and experience are correct and complete. For technical data on McMillan, secure steps were taken to confirm the data sources that to the best of my knowledge and experience are also correct and complete. Many of the geological and drilling reports were written by qualified persons known to me (Joseph F. Church, Ken Lapierre), and I have no reason to doubt their veracity. However, I disclaim responsibility for such information.

6. PROPERTY DESCRIPTION AND LOCATION

McMillan consists of 17 mining claims (34 contiguous mining units) in Lots 9,10,11 and 12 (Concession 3) of Mongowin Township, and Lots 1 and 2 (Concessions 2 and 3) of McKinnon Township, District of Sudbury, Sudbury Mining Division, Ontario (Figures 2 & 3).

Table 1 – Recorded Claims Mongowin and McKinnon Townships (as of April 4, 2006).

Claim No.	No. of Units	Township	Owner of Record (from MNDM website)	Ownership (%)	Assessment Due Date
S 605812	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 605813	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791201	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791202	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791203	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791204	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791205	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791206	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791207	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 791208	1	Mongowin	Garson Resources Ltd.	100	2010-Mar-02
S 831142, & S 23550	1	Mongowin	Garson Resources Ltd.	100	2010-Jun-03
S 831143, & S 23551	1	Mongowin	Garson Resources Ltd.	100	2010-Jun-03
S 3009444, & 1 part S 23549	4	Mongowin	Garson Resources Ltd.	100	2010-Jan-19
S 3009445	8	McKinnon	Garson Resources Ltd.	100	2010-Jan-19
S 3009446	2	Mongowin	Garson Resources Ltd.	100	2010-Jan-19
S 3018458	4	Mongowin	Garson Resources Ltd.	100	2007-Jan-20
S 3018459	4	Mongowin	Garson Resources Ltd.	100	2007-Jan-20

Note: Data gathered from MNDM CLAIMaps III website.

Since these are surveyed townships, the area covered by the claims is very nearly 1.625 square miles (1,040 acres, or 420 hectares). According to Church (2003), the property is subject to a 2% Gross or Net Smelter Return ("NSR") Royalty to the Rainbow Group of companies.

Under an agreement dated November 9, 2004, McMillan has been optioned to Young-Shannon Gold Mines Ltd. (GYS-TSX.V). Specifically, the option agreement provides for Young-Shannon to earn a 50% interest in McMillan over a period of 3 years with staged cash payments of $75,000 (Cdn.), and 650,000 common shares, as well as a 3-year work commitment of $900,000. Young-Shannon also has an option to increase its interest to 60% by issuing a further 250,000 common shares and spending another $400,000 on exploration.[1]

If bodies of water need to be crossed, Ontario regulations require that timed temporary permits be issued. All surface exploration activity requires notification of various provincial government agencies and this appears to have been adhered to during previous exploration campaigns - that is, the Ontario MNDM, MNR, MOE and the Ministry of Labor need notifications, and issue permits for drilling, construction and other necessary activities and amenities.

7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.1 Accessibility

Access to McMillan is via Provincial Highway 6 south of the town of Espanola for ~13 kilometers, and then by following an all-weather dirt road westwards for 4 kilometers, and a branch road right to the former mine site. Boat access for much of the claim block might also be accomplished from Highway 6 at the eastern end of House Lake.

7.2 Climate

The area has a southern boreal climate with temperatures averaging ~20°C in the summer and, depending entirely on the season, -10°C in the winter. During the warm spells in the summer the temperatures may reach 30°C and higher, and in the depths of winter the temperatures can occasionally drop below -35°C, although unlike the usual temperature variability of Canadian Shield climate, temperature fluctuations are ameliorated to a degree by the closeness of Lake Huron's north shore (~ 4km to the south). Despite these climatic difficulties, active exploration work, such as diamond drilling and ground geophysics can be performed throughout the year often during the coldest periods. Occasionally, fieldwork may not be permitted due to forest fire danger and the Ontario Ministry of Natural Resources ("MNR") can then prevent access.

7.3 Local Resources and Infrastructure

Food, fuel and lodgings are available in local towns such as Espanola (a paper mill and wood products town), or farther away (~80 km) in the Greater City of Sudbury. The full range of

[1] Further information can be viewed in a *News Release* on the MBMI website, as, "Final McMillan Gold Mines Option Agreement Signed," and dated, Tuesday, November 09, 2004.

equipment, supplies and services that would be required for any mining exploration or development are available in the Greater City of Sudbury - one of the largest base metal mining centers in the world. Sudbury is home to a number of other companies involved in mineral exploration, and mining (e.g., INCO, Falconbridge and FNX-Dynatec). Laurentian University has a mining faculty and a geological department with an affiliated research center involved in the study of ore-deposit models. The Ontario Geological Survey has its main offices in Sudbury.



Sketch 1 - Remains of mine manager's house, McMillan Mine (photograph by Mary Lou Fabbro).



7.4 Physiography

The local physiography comprises rough Laurentide Icesheet-scraped linear rocky ridges running roughly east-west along the strike of Proterozoic sedimentary units (Figure 4). Lakes occupy valleys among these ridges. Around McMillan, a secondary growth forest cover consists of birch, spruce and pine species along with typical southern boreal forest undergrowth. The forest has recently been logged. Due to thin soils, trees are thinly scattered on ridges, but are somewhat denser near lakeshores. The north shore of House Lake is fairly steep and rocky, but the area around the former mine has been reclaimed. Glacial tills occur in valleys along with varved clays (the remains of ancestral Lake Huron).

8. HISTORY

8.1 General History

In the 1840s, provincial geologist Alexander Murray made an examination along Lake Huron's north shore and visited the Wallace Mine roughly 5 km SE of McMillan. The Wallace Mine was the first nickel sulphide discovery in Canada (Card, 1984). In 1856, provincial land surveyor

Albert Salter discovered outcropping "Fe-Cu-Ni magnetic trap" at what is now INCO Ltd's Creighton Ni-Cu-PGE (Au-Ag) mine – an event that was promptly forgotten until the discovery of the Murray Ni-Cu-PGE (Au-Ag) deposit during the construction of the CPR railway in 1883. Prospecting parties soon combed (what was then) the surrounding dense forests, and found many new sulphide deposits associated with the Sudbury Basin and veins and disseminations in Nipissing diabase (a.k.a. Sudbury gabbro).



Sketch 2 - Reclaimed McMillan Mine site looking south (photograph by Mary Lou Fabbro).



Shortly thereafter, several gold discoveries were made to the east of Wanapitei Lake (Gates, 1991) leading to further gold discoveries that, in time, were recognized as the Huronian Gold Belt. There have been approximately three campaigns to examine these gold occurrences. The first campaign, the discovery phase, occurred for 40 years after the discovery of Sudbury Basin ores, and was really only stopped by World War I. Numerous showings were discovered on lakeshores and several hundred shallow pits and trenches were dug in many locations in the Sudbury District. The second campaign commenced in the 1930's after gold was priced at US$ 35/oz and this led to the sinking of shafts to 900 ft on McMillan, and to 468 ft at the Bousquet Mine in Curtin Township to the east. Renewed activity in the 1980's led to the discovery of the Scadding deposits in Scadding Township that were mined by open pit, and a spiral decline down to the 315 ft level was used to mine further resources at the Norstar Mine at that time.

8.2 McMillan History

In 1910, prospector A. Heard sunk a 12 ft pit on gold-bearing veins on the northern shore of House Lake – known later as the Lakeshore Pit Vein System, or "C" Zone. From 1920 to 1926, The Gold Nugget Mining Co. prospected the area around these showings.

In 1926, five diamond drill holes intersected gold-bearing veins, and McMillan Gold Mines Ltd. was incorporated on December 31, 1926. In 1927, a vertical shaft was sunk to 550 ft, and two levels were opened at 325 ft and 525 ft. In 1928, veins up to 30 ft wide were found on both levels, with the "J" vein system on the 525 ft level. Further mineralization was found about 500 ft east of the main showing and a large mineralized specimen was sent to the Royal Ontario Museum. In 1929, D. R. Derry, professor of geology at the University of Toronto sampled McMillan material with the results: 1.72 oz/t Au in abundant arsenopyrite, 1.12 oz/t Au in abundant pyrrhotite, and 1.32 oz/t Au in abundant chalcopyrite – evidence of a strongly sulphidized gold-bearing system.

In 1929 also, P.E. Hopkins examined the property and gained assays from the Pit #2 Vein as follows: 0.85 oz/t Au over 8.8 ft and 0.35 oz/t Au over 3.4 ft for an average of 0.72 oz/t Au; and also observed that the Lakeshore Pit Vein had "commercial gold values" for a length of 80 ft. Hopkins' underground sampling suggested 4 "ore lenses" on the 325 ft level for a total length of 245 ft with an average width of 2.9 ft, and an average assay of 0.35 oz/t Au. On the 525 ft level, he determined that there were 2 "ore lenses" over a length of 213 ft with an average width of 3.7 ft and an average assay of 0.38 oz/t Au.

Around the same time, mine manager Dr J.H. Banks gave the Lakeshore Pit Vein a surface length of 65 ft with an average width of 4 ft and an average assay of 0.929 oz/t Au. In contradiction to Hopkins, Banks found 6 "ore lenses" on the 325 ft level over a length of 314 ft with an average width of 3.4 ft and an average assay of 0.45 oz/t Au. Banks' estimate for the 425 ft level was 1 "ore lens" for a length of 28 ft, an average width of 4.3 ft and an average assay of 0.52 oz/t Au. Banks' estimate for the 525 ft level was 2 "ore lenses" over a length of 267 ft with an average width of 3.6 ft and an average assay of 0.51 oz/t Au, and his estimate for the "J" orebody was a length of 180 ft with an average width of 3.7 ft and an average assay of 0.22 oz/t Au. A total of 107 samples representing a uniform bulk sample were sent to 3 independent laboratories with the average results: 0.50 oz/t Au, 0.08 oz/t Ag, 0.07% Cu, 0.65% As (arsenic) and 3.51% S (sulphur). In November 1929, operations were suspended due to a lack of funds.

The shaft was flooded in 1931, and the period 1931-1932 saw more drilling. Dewatering commenced in the middle of 1933 and the shaft was sunk down to 650 ft with a new level started at 625 ft. J.G. McGregor produced a composite average for the 325 ft and 525 ft levels - a total length of "ore" as 272 ft with an average width of 4 ft and an average assay of 0.49 oz/t Au. McGregor's total tonnage estimate (surface to 525 ft level) was 152,800 tons, assuming that "a drag-fold swelled the ore to depth." In 1934, the 625 ft level yielded as follows: length of 100 ft at 0.424 oz/t Au, 30 ft length at 0.21 oz/t Au, 40 ft length at 0.55 oz/t Au, and a 20 ft wide gold-bearing quartz vein system, undetermined length with an average assay of 0.35 oz/t Au.

In August 1934, a 145 tons per day mill commenced operation with stoping on the 225 ft, 325 ft and 625 ft levels, and the establishment of stations on the 750 ft and 875 ft levels. There was an apparent problem with the recovery of "coarse gold" in the mill circuit, so a new jigging system was installed in the mill in 1935. The "J" orebody yielded lower grades than expected so stoping was discontinued there. The 1935 production was approximately 40,200 tons for 7,776 ounces gold recovered – an average recovered grade of 0.19 oz/t Au – somewhat lower than the reported panel sample grades. In December 1935, operations were suspended once again.

In 1936, mining resumed on the 525 ft, 750 ft and 875 ft levels but only yielded 3,656 tons of ore. In 1937, only 7,638 tons were mined and on March 29, 1937, the mining operation was permanently closed. In 1954, the Ontario Department of Mines reported the mine had produced 10,590.628 ounces gold from 60,139 tons of rock. In 1959, McMillan sold its assets to Sumac Exploration Ltd. for 200,000 Sumac shares. In 1962, Dayjon Explorers Ltd. intersected quartz veins east of the main workings between the 325 ft and 525 ft levels, possibly part of the "J" ore vein system. McMillan Gold Mines Ltd. had its Ontario charter cancelled in 1979.

In the period 1961-1962, Dayjon Explorers Ltd. completed geological and geophysical surveys. Five holes were drilled in the shaft area and 6 holes were drilled on the "J" vein system. In 1984, Sanfred Resources Ltd. examined the property, but there appears to have been no work done. During 1985, Loki Resources Inc. dewatered the mine to the 635 ft level and commenced panel sampling. In January 1986, Loki dewatered the shaft to the 875 ft level and commenced a program of sampling and geological mapping on all mine levels. These observations (Lapierre, 1986) indicated 4 main vein systems described in the section on "mineralization" below. It is estimated that Loki spent close to $ 830,000 (Church, 2003). In 1988, Mill City Gold Inc. completed 150 line miles of magnetics and VLF-EM surveys over a 130-claim block including McMillan. In 1989, Norwin Geological Ltd. reviewed Mill City Gold data and recommended 15 surface diamond drill holes for 17,250 ft to follow the "J" Zone, the "D" Zone, and the "C" Zone for an estimated cost of $631,250. The drill program was not done.

From 1989 to the present, Garson Resources Ltd. performed assessment work on the claims, including drilling. Reported results have been posted by MBMI Resources Inc. from time to time. In April 2004, a 7-hole diamond drilling program was conducted totaling 1,077 m; to intersect the top of the "C" Zone in the shaft area; to crosscut a section of the geology below House Lake to the east; to drill the "J" Zone located 850 ft (260 m) to the east of the shaft (over-cutting and under-cutting 525 ft level mineralization); and to explain an EM conductor beneath House Lake. This drilling confirmed "C" Zone grade and located new gold mineralization in the hangingwall. Two holes were abandoned due to drilling conditions. This drilling campaign suggests an expansion of the McMillan vein system beyond the previously known vein systems. Qualified person J.F. Church proposed a further 12 hole program totaling 8,300 ft (2.530 m) to follow up these new results (summary report and plans dated June 15, 2004).

Under an agreement dated November 9, 2004, McMillan has been optioned to Young-Shannon Gold Mines Ltd. (GYS-TSX.V). Specifically, the option agreement provides for Young-Shannon to earn a 50% interest in McMillan over a period of 3 years with staged cash payments of $75,000, and 650,000 common shares, as well as a 3-year work commitment of $900,000. Young-Shannon also has an option to increase its interest to 60% by issuing a further 250,000 common shares and spending another $400,000 on exploration.[2] In a MBMI *News Release* dated August 15, 2005, it was reported, quote, "... a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 metres below surface." Down hole spectral IP surveys were completed in 8 of the recent boreholes drilled (reported by both MBMI and Young-Shannon in 2004 and 2005, qualified person, Greg Lipton, P. Geo, 2005).

[2] Further information can be viewed in a *News Release* on the MBMI website, as, "Final McMillan Gold Mines Option Agreement Signed," and dated, Tuesday, November 09, 2004.

According to information supplied to me by Garson Resources Ltd., and as seen on the MNDM website, the company claims a 100% ownership of the property at the present time.

9. GEOLOGICAL SETTING

9.1 Regional Geology [3]

Sometime before 2.4 Ga, passive anoxic sedimentation (with uraniferous conglomerates) and basaltic volcanism (Elsie Mountain and Stobie formations) commenced above a major unconformity at the southern-rifted margin of the Archean-aged Superior Province. Soon thereafter, this sedimentation was accompanied by the injection of anorthosite-ultramafic complexes (East Bull Lake gabbros, and the Matachewan dyke swarm), and acid volcanics (Copper Cliff formation). Episodic sedimentation continued, and the sediments and volcanics are collectively known as the Huronian Supergroup.

Sketch 3 – Simplified sketch of regional geology.


limestone
PROTEROZOIC
Sudbury Basin
Huronian
Diabase & Gabbro
ARCHEAN
Greenstone
Batholiths
Gneiss
50 km
COBALT EMBAYMENT
C
S
E
S Sudbury
C Cobalt
E Elliot Lake
McMillan
Gold Belt
Murray Fault

In the period 2.4 to 2.2 Ga, folding and metamorphism (up to upper amphibolite facies) of the Huronian sedimentary-volcanic packages commenced to the south during the Blezardian orogeny, and small-sized granitic plutons (*circa* 2.3 Ga) formed an ENE axis parallel to the folds south of the Sudbury Basin 60 km to the NE of McMillan. Before the Blezardian folding ceased, well-differentiated tholeiitic diabase sheets (Nipissing diabase) injected the Huronian,

[3] Geological summary from Spray, Butler and Thompson (2004).

and the upper parts of its underlying Archean basement. The initiation of Huronian deformation certainly occurred pre-Nipissing, as indicated by Nipissing intrusions cutting early folds within the Huronian units. To the NE, Blezardian tectonism led to a southward overturning of Huronian units (Riller and Schwerdtner, 1997). The subsequent 1.9-1.7 Ga Penokean Orogeny imposed a static greenschist overprint on to Blezardian metamorphics accompanied by northward thrusting and dextral transpression. This new tectono-metamorphic event was accompanied by shearing and faulting along ENE lines following major faults that were part of the pre-2.4 Ga rifting. Even though McMillan is 80 km distant from Sudbury, it lies within the "regional zone of damage" of the 1.85 Ga Sudbury Impact Structure (Spray, Butler and Thompson, 2004). Sudbury impact-generated E-type pseudotachylytes occur in the vicinity of McMillan. Around 1 Ga, Grenville tectonism occurred about 20 km ESE of McMillan, but had no visible effect on pre-existing Huronian Gold Belt mineralization.

9.2 The Huronian Gold Belt

The Huronian Gold Belt comprises two main loci: east and SE of Sudbury in Scadding, Davis, Kelly, Rathbun, Mackelcan, Maclennan, Street and Falconbridge townships; south and SW of Sudbury in Eden, Roosevelt, Curtin, Mongowin and McKinnon townships. Gold showings in Davis Township lie within middle and upper Huronian sediments. For the Norstar Mine, the host unit is Gowganda formation as immature periglacial greywackes, conglomerates and argillites. At McMillan, mineralization is also hosted in Gowganda formation units.

Table 2 - Table of reported tonnages, grades and calculated values.

Name & Date	Company	Tonnage	Au oz/t	Value US$
Scadding, 1973	Gulf Minerals	34,000	0.303	5,800,000
Scadding, 1984, Pit 1	Orofino	24,000	0.199	2,690,000
Scadding, 1988, Pit 2	Orofino	120,000	0.22	14,850,000
Norstar, 1959	Norstar	275,000	0.41	63,350,000
Norstar, 1987	Orofino	63,000	0.21	7,440,000
McMillan, 1937	McMillan	60,139	0.176	5,950,000
Bousquet, 1938	Bousquet	17,129	0.27	2,600,000
Ed Rose, 1980	Ed Rose	2,467	0.206	285,500

Note: Various sources and OGS Open File Report 5771 (1991). Calculation Au @ US$ 500 /oz.

9.3 Property Geology

The claim group is underlain by Gowganda formation and Lorraine formation metasediments of the Cobalt Group – upper members of the Huronian Supergroup. At the mine site, outcrops of Gowganda are steeply dipping and comprise quartzites (with some conglomerates) commonly with alternating bands of massive to finely layered quartzite and slaty metapelite. To the south of House Lake, steeply dipping impure quartzites of the Lorraine formation form prominent ridges. Diabase and amphibolite ("trap") intrusions crosscut all units and at the mine apparently deflect the veins (Card, 1984, p.54). The mine metasedimentary units form the limb of the LaCloche Syncline to the south and the Fox Lake Anticline to the north. A local NE-trending anticline plunging at 65° is associated with the McMillan Mine to the east of the shaft. A large olivine

diabase dyke crosses the property to the east of the mine (Sudbury dyke swarm), but does not effect earlier formed mineralization (Figure 5).

Sketch 4 - Some gold mines of the Proterozoic Gold Belt.


Some Proterozoic Gold mines, Sudbury District
50 km
New Golden Rose
Norstar
Ed Rose
Skead
Scadding
Falcon Gold Mine
Wanup
Long Lake Gold Mine
McMillan
Notable Gold Mines
McMillan
N

Gold-bearing sulphidized quartz veins seem to be associated with the contacts of folded quartzite and metapelitic units in close proximity to diabase sills and dykes (Lapierre, 1986). Free gold is associated with arsenopyrite, pyrite, pyrrhotite and chalcopyrite. In the vicinity of outcropping mineralization, the massive quartzite units are albitized (as a pinkish alteration). Penokean tectonism is expressed in outcrop at the mine site in the following ways (Figure 6):

a) Thick and massive pink albitized quartzite beds are cut by discrete brittle fractures and shears *circa* 10 cm wide and spaced apart in the meter to multi-meter range. These shear-fractures are often lined with narrow centimeter-scaled quartz veins.
b) Adjacent gray metapelites show strong slaty cleavage roughly parallel to the steeply folded bedding, and centimeter-scaled crenulation cleavages can be imposed on the slaty cleavage. Metapelites acted as ductile units in the local stress field.

10. DEPOSIT TYPES

10.1 Huronian Gold Belt Deposits

A common element in the Huronian Gold Belt was an initial pulse of albitization through the rock types that host ore. Albitization appears to span the time of the Penokean orogeny.

Albitization also proceeded during reactivation of the Murray Fault system during the waning phases of the Penokean orogeny. This latter albitization episode with some silica flooding was confined near major faults, but contained no significant gold mineralization. In general terms, the gold deposits of the Huronian Gold Belt have the following characteristics:

a) First phase of hydrothermal alteration appears to have been albitization of Huronian sediments, Nipissing Diabase, and sills and dykes in and along the boundaries of massive units almost certainly during prograde Penokean (greenschist) metamorphism and regional deformation.
b) Albitization zones up to several hundred meters long were then followed by silica flooding, and carbonate veins and breccias (dolomite and ankerite).
c) These siliceous alteration packages stiffened the hydrothermal-metamorphic alteration package allowing further brittle deformation, and the gold episode arrived along with sulphidization and the infilling of fissures by chlorite, carbonate and silica, with pyrite, pyrrhotite, arsenopyrite, chalcopyrite and native gold.
d) During the waning phases of hydrothermal activity, narrow quartz veins cut the alteration packages, and gold can be found along the margins of some quartz veins along with chalcopyrite, pyrite and some cobalt sulfo-salts.

From the exploration standpoint, therefore, it is the sulphide-chlorite-carbonate episode inside a silica-flooded albitization zone that forms the primary gold target. This is the only target type of known merit on the McMillan property.

11. MINERALIZATION

11.1 Huronian Gold Belt Mineralization

As noted above, McMillan is part of the Huronian Gold Belt. In these ores, elevated assays of Co, Ni and Cu are often associated with gold-in-pyrite or gold-in-arsenopyrite mineralization. The association of Ni and Co in pyrite, inside an albitized envelope in Huronian quartzites is, at first glance, unusual. Arsenical gold ores, however, are very common and the presence of both Ni and Co with pyrite should not be too surprising. Pyrite (FeS_2), cobaltite (CoAsS) and gersdorffite (NiAsS) belong to the cubic close packed "pyrite MS_2" mineral group so can be associated in a weakly arsenical environment (Stanton, 1972). Arsenopyrite (Fe, Co sulpharsenide–sulphantimonide) is a mineral related to marcasite (also FeS_2) part of the "marcasite MX_2" series, and is an orthorhombic dimorph of pyrite. In the mineralogical sense, therefore, the presence of small amounts of Co, Ni and Cu in these ores is logical.

11.2 Mine Mineralization

As summarized by Lapierre (1986) during Loki Resources Inc. underground exploration campaign, there are 4 main vein systems in the drifts of the former McMillan Mine (Figure 7) described as follows:

a) *Pit #2 Vein System*: This system occurs on the 225 ft, 325 ft, 425 ft, 525 ft and 625 ft levels. It strikes around 100° and dips steeply north. It is well exposed on the 325 ft

level where it has a maximum width of 28 ft and a length of 400 ft. There is around 10% sulphide and a variable chlorite and tourmaline alteration zone. Both the hangingwall and footwall contacts of the vein system are made of a grey-green to white massive quartzite, and on the 325 ft level the Pit #2 Vein System terminates against the Lakeshore Pit Vein System.

b) *Lakeshore Pit Vein System ("H & C" Zones)*: This vein system occurs in all the levels of the former mine, and approximately 80% of former mine production came from it. The vein system strikes from 80° to 90° E of N and dips from 45° S to 80° S. Its average width is *circa* 10 ft with occasional swellings up to 35 ft, and has a strike length of at least 250 ft. Sulphides comprise 20% (mostly arsenopyrite) with varying quantities of dark green chlorite, black tourmaline and ankerite alteration. The hangingwall of the vein system is characterized by a shear-lineated chloritized metapelite - a more ductile zone when compared with the more brittle vein system host, as a grey-green to white massive quartzite.
c) *Fault-Shear Zone Vein System ("D" Zone)*: This vein system occurs on the 325 ft, 525 ft and 625 ft levels of the former mine. The system strikes from 20° to 30° E of N and dips from 85° SE to 75° NW. Width varies from 5 ft to 8 ft and has an undetermined length. The vein system is sandwiched between a sheared and crenulated chloritized metapelite (more ductile unit) to the east and a grey-green to white massive quartzite (more brittle unit) to the west. Underground mapping observations indicate that the "drag folded appearance" of the metasediments in the vicinity of this vein system is the result of dextral offsets along local shears.
d) *"J" Zone Structure*: The J zone was initially located on the 525 ft level. According to Lapierre, underground observations suggest that it is related to a major crenulated 6 ft to 8 ft wide fault zone. The fault strikes from 70° to 80° E of N and dips from 70° N to vertical. The hangingwall of the fault is characterized by a sheared and crenulated chloritized metapelite, and the footwall is characterized by a sheared, chloritized quartzite. Lapierre suggested that a 200 ft dextral displacement along the fault would make the J zone coincide with the on-strike continuation of the H/C Zone.

Outside of the vein systems briefly described above, and south of the J Zone, underground sampling in footwall metasediments indicated a strike length of 50 ft grading 0.137 oz/t over 4.1 ft including a 25 ft strike length grading 0.203 oz/t over a width of 3.8 ft. More recent drilling by MBMI and Young-Shannon have intersected new mineralization outside of these vein systems, and assay data on these discoveries is summarized in the section labeled "drilling" below.

12. EXPLORATION

12.1 Post-Mine Exploration

Subsequent to mine closure (on March 29, 1937), McMillan Gold Mines Ltd. (in 1959) sold its assets to Sumac Exploration Ltd. for 200,000 Sumac shares. In 1962, Dayjon Explorers Ltd. intersected quartz veins east of the main workings between the 325 ft and 525 ft levels, possibly part of the "J" ore vein system. In the period 1961-1962, Dayjon Explorers Ltd. completed geological and geophysical surveys over the property. Five holes were drilled in the shaft area

and 6 holes were drilled on the "J" vein system. In 1984, Sanfred Resources Ltd. examined the property, but there appears to have been no work done.

During 1985, Loki Resources Inc. dewatered the mine to the 635 ft level and commenced panel sampling. In January 1986, Loki dewatered the shaft to the 875 ft level and commenced a program of sampling and geological mapping on all mine levels. In 1988, Mill City Gold Inc. completed 150 line miles of magnetics and VLF-EM surveys over a 130-claim block including McMillan. In 1989, Norwin Geological Ltd. reviewed Mill City Gold data and recommended 15 surface diamond drill holes for 17,250 ft to follow the "J" Zone, the "D" Zone, and the "C" Zone for an estimated cost of $631,250. The drill program was not done.

From 1989 to the present, Garson Resources Ltd. has performed assessment work, including drilling. In April 2004, MBMI conducted a 7 hole diamond drilling program on behalf of Garson Resources Ltd. totaling 1,077 m; to intersect the top of the "C" Zone in the shaft area; to crosscut a section of the geology below House Lake to the east; to drill the "J" Zone located 850 ft (260 m) to the east of the shaft (over-cutting and under-cutting 525 ft level mineralization); and to explain an EM conductor beneath House Lake. This drilling confirmed "C" Zone grade and located new gold mineralization in the hangingwall. Two holes were abandoned due to drilling conditions. This drilling campaign suggests an expansion of the McMillan vein system beyond the previously known vein systems. Qualified person J.F. Church proposed a further 12 hole program totaling 8,300 ft (2.530 m) to follow up these new results (summary report and plans dated June 15, 2004). Under an agreement dated November 9, 2004, McMillan was optioned to Young-Shannon Gold Mines Ltd. (GYS-TSX.V). Specifically, the option agreement provides for Young-Shannon to earn a 50% interest in McMillan over a period of 3 years with staged cash payments of $75,000 (Cdn.), and 650,000 common shares, as well as a 3-year work commitment of $900,000. Young-Shannon also has an option to increase its interest to 60% by issuing a further 250,000 common shares and spending another $400,000 on exploration.[4] In a MBMI *News Release* dated August 15, 2005, it was reported that a quote,

> "... a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 metres below surface."

Down hole spectral IP surveys were completed in eight of the recent boreholes drilled during 2004 and 2005 (qualified person, Greg Lipton, P. Geo, 2005).

12.2 Exploration Model

Based on McMillan's historical discoveries and recent exploration success, an appropriate gold exploration model for the property would take into consideration the following characteristics:

a) Gold targets will be within a sulphidic envelope (arsenical and/or FeS).
b) An envelope of dark green chlorite + quartz + ankeritic carbonate will be commonly associated with the arsenopyrite, pyrrhotite, pyrite and chalcopyrite. The dark green chloritic envelope itself will likely be gold bearing. Black tourmaline can be present.

---

[4] Further information can be viewed in a *News Release* on the MBMI website, as, "Final McMillan Gold Mines Option Agreement Signed," and dated, Tuesday, November 09, 2004.

c) Although more difficult to characterize, the sulphidized zone along with chlorite + quartz + carbonate may occur within or along the boundary of a wide zone of albitization and silica flooding (hydrothermal discharge zones). Both sulphides and chloritic alteration can be highly sheared. Hard sulphide species such as pyrite and arsenopyrite will be recrystallized in sections of softer chlorite-rich alteration.
d) The best host for sulphidization is likely to be massive sediments (quartzites and conglomerates) that can be fractured in a brittle fashion – in contrast to more ductile metapelites and/or diabase adjacent to them. The ductile and brittle characteristics of individual units should be noted particularly during core logging.
e) Diabase dyke and sill boundaries control ore location. This is especially true at the Bousquet Mine farther to the east. In this case, the intrusive contact acted as a zone of ductile contrast under the action of the Penokean stress field.
f) In some cases, the chlorite vein complex (± pyrrhotite) can be weakly magnetic inside a flat magnetic background, and may form a weak traceable magnetic anomaly. For a magnetic survey to fully cover the normal strike length of these systems, a grid with a spacing of 25 m and a spacing of 6.25 m along the lines would give the best coverage.
g) IP and down hole IP has been shown to be successful in finding the ore-related sulphidized envelopes and should be continued as a "matter of course" procedure, and especially as a down-hole system during new drilling campaigns.

13. DRILLING

Tables of recent drill-hole assays and intervals have been prepared below.

Table 3 – Drill intersection data, 2004

Drill Hole	Location	Dip, Azimuth	Interval (m)	Length (m)	Au (g/t)
MM 1-04	00E – 425S	-45, 180	3.13 – 3.33	0.2	**15.46**
			9.15 – 9.67	0.52	**13.92**
			16.58 – 16.77	0.19	1.58
			17.09 – 17.39	0.3	**3.74**
MM 1A-04	00E – 425S	-45, 190	9.63 – 9.83	0.2	**3.57**
			17.84 – 18.26	0.42	**4.66**
MM 1B-04	00E – 450S	-45, 200	7.90 – 8.40	0.50	2.66
			9.90 – 24.55	4.65	**11.21**
			Incl. 13.75 – 14.05	0.30	**94.77**
MM 2-04	850E – 075S	-45, 180	113.30 –118.30	5.00	**9.89**
			137.20 – 139.30	2.10	**5.79**
MM 3-04	850E – 075S	-65, 180	170.60 – 171.25	0.65	**6.03**
			179.30 – 179.65	0.35	**8.81**
			182.75 – 193.60	10.85	**7.91**
			Incl. 182.75 – 184.25	1.50	**26.97**
			Incl. 189.00 – 190.00	1.00	**17.11**
			Incl. 192.50 – 193.60	1.10	**23.89**
MM 4-04	1000E – 700S	-45, 270			NSA
MM 5-04	1230E – 850S	-45, 180	144.90 – 148.40	3.50	0.30

Note: NSA = no significant assays; Assays of >3 g/t Au in **bold**.

Table 4 – Drill intersection data, 2005

Drill Hole	Location	Dip, Azimuth	Interval (m)	Length (m)	Au (g/t)
MM 05-01	3+00E – 75S	-47, 180	117.10 – 120.60	3.50	1.59
			Incl. 117.10 – 119.00	1.90	2.05
			140.70 – 142.50	1.80	2.76
			Incl. 140.70 – 142.15	1.45	**3.10**
			181.45 – 183.00	1.55	**3.08**
			187.20 – 191.10	3.90	2.99
			Incl. 187.20 – 188.40	1.20	**6.85**
			Incl. 190.30 – 191.10	0.80	**3.32**
MM 05-02	9+00E – 75S	-65, 180	169.00 – 172.35	3.35	1.60
			Incl. 170.10 – 171.85	1.75	1.99
			200.70 – 203.00	2.30	**4.02**
MM 05-03	8+00E – 50S	-50, 180	152.00 – 155.00	3.00	**7.74**
			Incl. 153.50 – 155.00	1.50	**12.59**
MM 05-03	As above	As above	167.75 – 168.30	0.55	**4.79**
			172.10 – 174.00	1.90	**3.85**
			177.90 – 178.25	0.35	**7.41**
MM 05-04	8+00E – 49S	-65, 180	210.65 – 214.70	4.05	**5.52**
			223.10 – 227.75	4.65	**11.16**
			Incl. 223.60 – 225.45	1.85	**22.20**
MM 05-05	5+00E – 400N	-63, 183			NSA
MM 05-06	7+50E – 50S	-65, 180	156.00 – 159.35	3.35	1.10
			183.00 – 183.90	0.90	1.13
			188.10 – 195.35	7.25	**7.30**
			203.30 – 204.30	1.00	**3.00**
			226.70 – 227.60	0.90	1.05
MM 05-07	2+00E – 43S	-50, 180	114.70 – 117.00	2.30	**3.58**
			Incl. 116.50 – 117.00	0.50	**13.78**
MM 05-08	3+00W – 46S	-65, 180	103.30 – 103.60	0.30	2.53
			110.10 – 110.70	0.60	1.73
MM 05-09	11+00E -130S	-65, 180			NSA
MM 05-10	8+00E – 20S	-68, 180	193.05 – 194.15	1.10	1.41
			201.30 – 202.10	0.80	2.69
			205.75 – 206.45	0.70	**3.45**
			210.65 – 214.70	4.05	**5.52**
			223.10 – 227.75	4.65	**11.16**
			Incl. 223.60 – 225.45	1.85	**22.20**
			Incl. 223.60 – 224.50	0.90	**32.64**
			231.50 – 231.70	0.20	1.58
			236.50 – 237.10	0.60	1.58
			239.40 – 240.00	0.60	2.19
			242.45 – 243.00	0.55	2.09

Note: NSA = no significant assay; Assays of >3 g/t Au in bold.

14. SAMPLING METHOD AND APPROACH

Previous sampling included the sawing of drill core in half over obviously mineralized intervals. This procedure is now standard practice and must continue in the future. Due diligence must be

followed once a sampling campaign is commenced, whether the campaign be grab samples, the cutting of diamond drill cores with a diamond saw, or surface channel samples that would also be cut with a diamond saw, and supervised by a qualified person.

15. SAMPLE PREPARATION, ANALYSES AND SECURITY

Garson Resources Ltd. samples were assayed by Swastika Laboratories. A qualified person must continue to supervise future sample collection, and the samples themselves must be secured directly from the site to the laboratory, and resultant assay certificates should be stored at a secure location. Laboratories to be used should be ISO/IEC 17025 compliant, and should have internal standard checks and upgrades to ensure quality and security following the latest industry qualifications, standards and practice.

16. DATA VERIFICATION

None of assays seen in the various drilling reports seemed to be outside the norm for ores of this type with their visible sulphide content. Assay value ranges from different company exploration campaigns compare favorably with previous assays from the same location.

A sample of drill core (1/4 sawn core) was collected from a locked storage location in Garson, Greater City of Sudbury, and sent to Accurassay in Thunder Bay as a check on former Swastika results (half sawn core). The sample was assayed for gold, and is tabulated below.

Table 5 – Check assays on sawn core; Accurassay is ISO/IEC 17025 compliant.

Drill Hole No.	Interval (m) From - To	Length (m)	Swastika Au (g/t)	Accurassay Au (g/t)
05-06	193.15 - 194.15	1.00	38.81	62.205

For mineralization of this kind, the results appear to be within the range of the natural variability of the system. The difference in the gold results suggests that further check assays and bulk samples would be needed for an advanced exploration program.

17. ADJACENT PROPERTIES

Several gold showings and deposits occur in an east-west line through Curtin, Mongowin and McKinnon Townships (Figure 8). All of the gold showings appear to occur in the upper part of Gowganda formation stratigraphy. All showings are found in quartz veins with associated arsenopyrite, pyrrhotite, pyrite and chalcopyrite sulphidization envelopes, and can be summarized as follows:

a) To the west of McMillan in McKinnon Township, the Evangeline Lake showings - the *west showing* as an east-west striking pyritic shear with a known borehole intersection of 0.17 oz/t Au over 8.5 ft. The *east showing* (a.k.a. the Bob Tough Gold Mine) has quartz veins with associated pyrite-arsenopyrite-chalcopyrite in sheared metapelite. A shaft was

sunk to 150 ft with 118 ft of drifting on veins that gave widths from 2.5 ft to 4.0 ft and grades from 0.14 oz/t Au to 0.43 oz/t Au.

b) To the immediate east of McMillan in Mongowin Township, the Majestic showing – described as a large east-west striking quartz vein in Gowganda formation quartzite in a zone of alteration up to 332 ft wide and traced for 4,000 ft. In one place, it consists of 18 ft of massive quartz with 32 ft of quartz stringers in the wallrock. Irregular pyrite-arsenopyrite-chalcopyrite can be found scattered in the system. A shaft was sunk to 228 ft with 480 ft of lateral work done on the 100 ft and 200 ft levels. This discovery shows that under appropriate circumstances, the alteration system size associated with Huronian Gold Belt mineralization can be of substantial size.

c) Farther east in Mongowin Township, the Jo-Ami showing – described as quartz veins in quartzite, with channel samples having best values of 1.44 oz/t Au over 9 ft and a borehole having 2.20 oz/t Au over 6 ft, although most samples show lower grades.

d) Farther east in Curtin Township, the Upsala showing is described as a quartz vein in sheared quartzites and argillites, with a maximum thickness of 8 ft along with carbonate, pyrite and chalcopyrite. Reported grades are variable.

e) Northeast of McMillan, the Fox Lake Showing – Fox Lake occurs against the NE-striking Fox Lake Fault that brings Serpent and Gowganda formations into juxtaposition. The main showing is a silicified breccia in Gowganda units with carbonate and quartz veining in a sulphidized system. A bulk sample weighing 690 lbs gave an assay of 0.83 oz/t Au, 0.94 oz/t Ag and 1.91% Cu.

f) Farther east in Curtin Township, the Bousquet Mine – Bousquet is described as quartz veins in Gowganda formation quartzite adjacent to Nipissing Diabase. The sedimentary contact with the diabase appears to be the main control on gold mineralization – a zone of brittle-ductile contrast. The showing was traced at surface for 420 ft, and the Main Vein was reported to range in value from 0.34 to 0.55 oz/t Au over an average width of 2.8 ft. Gold is associated with carbonate, pyrite, chalcopyrite and arsenopyrite. A shaft was sunk to 468 ft, and 3 levels at 150 ft, 300 ft and 450 ft were developed to extract 17,129 tons of material with a recovered grade of 0.27 oz/t Au.

g) Farther east in Curtin Township, the Bridger Showing – A shaft to 108 ft was completed with 280 ft of lateral development. Quartz-carbonate veins occurred in sheared Gowganda formation conglomerates, quartzites and argillites along with an alteration envelope of carbonate, pyrite and arsenopyrite. Sampling at the 100 ft level reported 0.19 oz/t Au over one interval of 18 ft.

h) Farther east in Curtin Township, the Howry Creek Showing – description similar to the others in Curtin Township with a shaft to 70 ft and 528 ft of adit development. A chip sample at a depth of 56 ft in the shaft assayed 0.51 oz/t Au.

18. MINERAL PROCESSING AND METALLURGICAL TESTING

This Item does not apply to the McMillan Property at this time.

19. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This Item also does not apply to the McMillan Property at this time.

20. OTHER RELEVANT DATA AND INFORMATION

This Item also does not apply to the McMillan Property at this time.

21. INTERPRETATION AND CONCLUSIONS

McMillan lies near the SW extension of the Huronian Gold Belt. As a former gold producer with known extensions to vein systems that have been mined, as well as new vein system discoveries, it has a high potential to provide mineralization that can be put into "resource" categories on drilling cross-sections, level plans and longitudinal sections. Further areas of the property have an unknown potential but certainly deserve a systematic exploration campaign.

22. RECOMMENDATIONS

22.1 General Comments

An on-going emphasis on diamond drilling is clearly justified, and is currently in the hands of Young-Shannon's exploration team. Exploration emphasis is naturally drawn to the areas surrounding the former mine, but the rest of the property should not be neglected since gold discoveries occur along strike to the east, west and north. Since the gold ores occur in sulphidized systems, a systematic EM "beep mat" survey is likely to discover new mineralization fairly cheaply at the surface and should be conducted along with close-spaced winter magnetometer surveys and followed by IP surveys in areas of new discovery.

22.2 Proposed Exploration Work Program

The clear exploration emphasis for this property is a campaign of diamond drilling to trace old and newly discovered vein systems. Such drilling would be designed to bring ore-grade intersections into a "resource category" to be plotted on cross sections, level plans and longitudinal sections.

Further surface IP surveys should be contemplated along strike from previous geophysical surveys and a closely spaced ground magnetometer survey should be conducted in the winter (when the lakes are frozen) to determine whether the ore-related chloritic (± pyrrhotite) envelopes can be traced using this cheap exploration tool. Detailed geological mapping of outcrops should emphasize deformation as expressed in the Huronian units and exposed vein systems so that this can be related to underground mapping on updated level plans.

A systematic surface EM "beep mat" program should be conducted to find new sulphide zones in shallow overburden areas. On this property, beep mat discovered sulphides would be quite likely to be associated directly with gold mineralization.

22.3 Budget Estimates

PHASE 1a on property, general reconnaissance program and surface geology.

1.	(50m and 25 m cross lines, winter magnetic survey on 6.25 m stations) for chlorite alteration, and pyrrhotite-rich mineralization	$ 25,000
2.	Beep mat survey, outcrop cleaning and channel sampling	$ 35,000
3.	Relogging drill core, upgrading geological maps, drill sections	$ 20,000
4.	Reports, data sorting and contingency	$ 20,000
	Total	**$ 100,000**

PHASE 1b On-going drilling in the vicinity of the McMillan Mine and newly discovered mineralization

5.	~5,500 m, assaying and logging	$ 550,000
6.	IP surveys	$ 40,000
7.	Report writing, data sorting and contingency	$ 25,000
	Total	**$ 615,000**

PHASE 2 on property, general reconnaissance (contingent on PHASE 1a)

1.	Detailed ground examination of new anomalous zones	$ 25,000
2.	Assaying and fill-in surface geological mapping	$ 30,000
3.	~2,000 m diamond drilling	$ 175,000
4.	Reports, data sorting and contingency	$ 20,000
	Total	**$ 250,000**

All phases TOTAL $ 965,000

23. REFERENCES

Anonymous (2005): Form 43-101F1 technical report (without authorship): see details of BCN 2005/59, at the BCSC website @ www.bcsc.bc.ca/policy.asp?id+2883.
Card, K.D. (1984): Geology of the Espanola-Whitefish Falls Area, District of Sudbury, Ontario; *Ontario Geological Survey*, Report 131.
Church. J. F. (1994): Rainbow Petroleum Corp. Espanola Area Gold Deposits, Mongowin and McKinnon Townships, Ontario, report dated June 8, 1994.
Church, J.F. (2003): MBMI Resources Inc., Summary Report, McMillan Property, Mongowin Township, Ontario, report dated November, 2003 (includes cross-sections and drilling plans).
Church, J.F. (2004): drill logs for MBMI Resources, assay certificates (Swastika laboratories) and cross-sections of drill holes.
Gates, Bruce I. (1991): Sudbury Mineral Occurrence Study, Ontario Geological Survey Open File Report 5771.
Grant, J.C. (1988): Geophysical Report on the McMillan Gold Mine Property, Mongowin Township, Sudbury Mining District, Ontario, Canada, for Mill City Gold Inc.
Lapierre, K. (1985): Geological and Historical report on the Mcmillan Gold Mine Claim Group, Mongowin Township, Sudbury Mining District, Ontario, Canada, report dated December 19, 1985, includes maps and panel sample data.
Lapierre, K. (1986): Report on the McMillan Gold Mine, Mongowin Township, Sudbury Mining District, Ontario, Canada, report dated April 15, 1986.
Lipton, Greg (2005): MBMI News Release Geophysical Program Completed on McMillan Property, report dated Monday, July 18, 2005
Prior, Glen (1989): Recommendations for exploration of the McMillan Property, Mongowin Township, Sudbury Mining Division N.T.S 41I/4, for Mill City Gold.
Riller, U. and W.M. Schwerdtner (1997): Mid-crustal deformation at the southern flank of the Sudbury Basin, central Ontario, Canada; *GSA Bulletin*, v.109, No.7, pp.841-854.
Spray, John G., Hadyn R. Butler and Lucy M. Thompson (2004): Tectonic influences on the morphometry of the Sudbury impact structure: Implications for terrestrial cratering and modeling; *Meteoritics & Planetary Science,* 39, Nr 2, 287-301.
Stanton, R.L. (1972): *Ore Petrology*; McGraw-Hill, New York
Winter, L.D.S. (1987): Geological Report on the Evangeline Lake Gold Property, McKinnon and Mongowin Townships, Ontario, for Rainbow Exploration Corp; dated October 8, 1987.
Winter, L.D.S. (1989): Geological Report on the Evangeline Lake – McMillan Property, McKinnon and Mongowin Townships for Rainbow Exploration Corp; dated October 16, 1989.
OGS Map 2312 – Mongowin and Curtin Townships
OGS Map 2361 – Sudbury-Cobalt Geological Compilation Series

24. DATE AND SIGNATURE PAGE

I, Hadyn R. Butler, B.Sc. Hons, P.Geo, Consultant Geologist with residence and business address at 647 Silver Lake Road, Sudbury, Ontario, P3G 1J9, do hereby certify that:

1. I have practiced my profession as a geologist in the private sector since 1966 throughout Australia, Papua New Guinea, Indonesia, Brazil and Canada.
2. I graduated with a degree in geology in 1974 (Batchelor of Science, with First Class Honours and University Medal) at the University of New England, Armidale, New South Wales, Australia.
3. I am a Professional Geoscientist - a Practicing Member of the Association of Professional Geoscientists of Ontario (APGO No 350).
4. My first field experience with gold ores occurred in 1972. I have examined many Huronian Gold Belt deposits in recent years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of all sections (Items 1 through 26) of the technical report entitled, "Technical (Geological) Report on the McMillan Gold Mine Property," and dated April 7, 2006 (the "Technical Report"). Unless otherwise indicated, I have prepared the illustrations for this report. As of the date of the certificate, I certify, that to the best of my knowledge, information and belief, the technical report contains all scientific and technical data required to be disclosed to make the report not misleading. My most recent visit to McMillan occurred on September 2, 2005 to examine outcrops, locate drill collars, and to evaluate the condition of the site (Figure 1).
7. I have had no prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, and there were no circumstances that were or could be seen to interfere with my judgment in preparing the Technical Report.
10. I have read National Instrument 43-101 and the (updated) Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Sudbury, Ontario, this 7th Day of April, 2006.

Hadyn R Butler

Hadyn R. Butler, B.Sc.Hons., P. Geo (APGO No. 350)

25. ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This Item does not apply to the McMillan Property at this time.

26. ILLUSTRATIONS

Figure 1 - McMillan on September 2, 2005: 1) concrete cap on McMillan mineshaft; 2) gated entrance; 3) & 4) diamond drill-hole collars; 5) partly covered outcrop; photographs by Mary Lou Fabbro.


1
2
3
4
5

Figure 2 – Mongowin and McKinnon Townships and the McMillan claim package, base map courtesy of the Govt. of Ontario (map modified from an illustration on the MNDM CLAIMaps III website).


ONTARIO
McMillan
N
0 km 2
McKINNON
MONGOWIN
McMillan
Whitefish Falls
LAKE HURON
Map modified from CLAIMaps III website (courtesy of MNDM, Govt. of Ontario) March 12, 2006
HRB

Figure 3 - Disposition of McMillan numbered mining claims; base map courtesy of the Govt. of Ontario (map modified from an illustration on the MNDM CLAIMaps III website).


Township Sketch
Espanola
McMillan
Little Current
N
0 km 1
McKINNON
MONGOWIN
1 S605812
2 S605813
3 S791201
4 S791202
5 S791203
6 S791204
7 S791205
8 S791206
9 S791207
10 S791208
11 S831142 (23550)
12 S831143 (23551)
13 S3009444 (+23549)
14 S3009445
15 S3009446
16 S3018458
17 S3018459
Map modified from CLAIMaps III website (courtesy of MNDM, Govt. of Ontario) March 12, 2006
HRB

Figure 4 – Local topography around McMillan; base map courtesy Govt. of Ontario.

Figure 5 – Geology around McMillan in Mongowin Township (modified after OGS Map 2312). From north to south, Huronian Supergroup units include Serpent formation, Gowganda formation and Lorrain formation. These units have been further subdivided into east-west striking packages. To the south, the Lorrain is cut by Nipissing diabase. All units are cut by diabase (amphibolite) dykes and an olivine diabase dyke (part of the MacKenzie dyke swarm). Huronian Gold Belt mineralization lies in the upper units of the Gowganda formation in an east-west zone.


N
0
1
km
Jo-Ami
Majestic
McMillan
Huronian
Serpent
mixed units
feldspathic quartzite
Gowganda
conglomerates
quartzites & mixed units
argillites & mixed units
Lorrain
greywackes, etc.
feldspathic quartzite
micaceous quartzites, etc
ferruginous quartzite
Nipissing Diabase
olivine diabase dykes
amphibolite dykes
Shafts & pits
Quartz veins
breccia
faults

Figure 6 – Structures in outcrop at McMillan; 1) complex fracturing of quartz vein in chloritic alteration matrix; 2) narrow shear fractures in massive quartzite; 3) narrow quartz vein lining shear fracture; 4) shearing in Gowganda greywackes (along the bedding); photographs by Mary Lou Fabbro.


1
0 cm 5
2
3
4
0 cm 30

Figure 7 – Sketch of former mine levels and gold mineralization on levels.

Figure 8 – Line of gold mineralization in McKinnon, Mongowin and Curtin Townships.


MCKINNON
MONGOWIN
CURTIN
Lake Huron
Lake Huron
Nipissing Diabase
HURONIAN SUPERGROUP
COBALT GROUP
Gordon Lake Formation
Lorrain Formation
Gowganda Formation
QUIRKE LAKE GROUP
Serpent Formation
Espanola Formation
Bruce Formation
HOUGH LAKE GROUP
Mississagi Formation
Sudbury Breccia (pseudotachylyte)
Syncline
Anticline
Faults
Gold Deposit
Lakes
HRB August 31, 2005
N
0 km 5
GOLD SHOWINGS
1. Evangeline West
2. Evangeline East
3. McMillan Mine
4. Majestic
5. Jo-Ami
6. Fox Lake
7. Upsala
8. Bousquet
9. Bridger
10. Howry Creek

Hadyn R. Butler P.Geo.,
647 Silver Lake Road,
Sudbury, Ontario, P3G 1J9
Telephone: (705) 522-1173

Consent of Author

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION

RE: GARSON RESOURCES LIMITED. –
"Technical (Geological) Report on the McMillan Gold Mine Property,"

I, Hadyn R. Butler P.Geo., do hereby consent to the filing of the written disclosure of the technical report entitled "Technical (Geological) Report on the McMillan Gold Mine Property" and dated April 7, 2006 (the "Technical Report," a NI 43-101 document) and any extracts from or a summary of the Technical Report in the AIF of Garson Resources Ltd, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Garson Resources Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 7th Day of April, 2006.

Hadyn R Butler

Hadyn R. Butler, P.Geo
(APGO No. 350)





OPTION AND JOINT VENTURE AGREEMENT

Between

MBMI RESOURCES INC.

And

TRI-ENERGY INC.

And

GARSON RESOURCES LTD.

And

YOUNG-SHANNON GOLD MINES, LIMITED

TABLE OF CONTENTS

OPTION AND JOINT VENTURE AGREEMENT

THIS AGREEMENT made effective as of the 25 day of October, 2004.

BETWEEN:

MBMI RESOURCES INC., a company having its office at Box 22, Suite 470 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1

(hereinafter referred to as "MBMI")

OF THE FIRST PART

AND:

TRI-ENERGY INC. and **GARSON RESOURCES LTD.**, both companies having an office at Suite 1260 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2

(hereinafter collectively referred to as "Tri-Energy")

OF THE SECOND PART

AND:

YOUNG-SHANNON GOLD MINES, LIMITED, a company having its office at Unit 12A, Suite 232, 4981 Hwy. 7, Markham, Ontario, L3R 1N1

(hereinafter referred to as "Young-Shannon")

OF THE THIRD PART

WHEREAS:

A. Pursuant to an agreement of purchase and sale dated October 31, 2002, MBMI has the right to acquire up to a 90.005% equity interest in Tri Energy.

B. Tri Energy, through its wholly owned subsidiary Garson Resources Ltd., holds, among other things, certain mineral claims located in Northern Ontario, as more particularly described in Schedule "A".

C. MBMI has agreed to grant to Young-Shannon the sole and exclusive right and option to acquire up to an undivided sixty (60%) percent right, title and interest in and to the mineral claims subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties hereto mutually agree as follows:

1. DEFINITIONS

1.1 For the purposes of this Agreement:

(a) "Accounting Procedure" means the accounting procedure prescribed from time to time by the Management Committee;

(b) "Aggregate" means, on any date, the cumulative total of all Expenditures made to that date;

(c) "Area of Interest" means that area within five kilometres of the boundary of the Property;

(d) "Assets" means the Property, Other Tenements, Facilities, Mineral Products and Supplies and all other assets acquired or held by the parties with respect thereto or pursuant to this Agreement as the same may exist from time to time;

(e) "Associated Company" means:

(i) any corporation which owns directly or through any other means more than 30% of the outstanding capital stock of a party hereto;

(ii) any corporation of which a party hereto owns directly or through any other means more than 30% of the outstanding capital stock; and

(iii) any corporation of which either of the corporations referred to in paragraphs (i) and (ii) owns directly or through any other means more than 30% of the outstanding capital stock;

(f) "Commercial Production" means the commercial exploitation of Mineral Products from the Property or any part as a mine subsequent to the Participation Date, but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced:

(i) if a plant is located on the Property, on the first day following the first period of 45 consecutive days during which Mineral Products have been produced from the Property at an average rate not less than 80% of the initial design rated capacity of such plant, or

(ii) if no plant is located on the Property, on the first day of the month following the first period of 45 consecutive days during which Mineral Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenue;

(g) "Cost Share" means the respective share of Costs and other liabilities to be borne by each Participant after the Participation Date, and will be equal to the respective Interests of each Participant as determined from time to time pursuant to this Agreement;

(h) "Costs" means Expenditures, Program Overruns, Production Program Costs, Production Program Overruns and Operating Costs, as applicable;

(i) "Encumbrances" means mortgages, charges, pledges, security interests, liens, actions, claims, demands, third party interests and equities of any nature;

(j) "Effective Date" means the day and year first above written;

(k) "Exchange" means the TSX Venture Exchange;

(l) "Expenditures" means, without duplication, all costs, expenses, obligations, liabilities and charges of whatever kind or nature actually and directly incurred by Young-Shannon from the date hereof up to the Participation Date, excluding the payments required to be made pursuant to subsection 5.2(a) hereof, and thereafter by the Participants from the date of exercise of the Option up to the implementation of a Production Program in connection with the exploration and development of the Property, including without

limiting the generality of the foregoing, monies expended on government fees for licenses with respect to the Property, maintaining the Property in good standing by doing and filing assessment work, in doing geophysical, geochemical and geological surveys, drilling, drifting and other underground work, assaying and metallurgical testing and engineering, in acquiring Facilities, in paying the fees, wages, salaries, travelling expenses, and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Property, in paying for the food, lodging and other reasonable needs of such persons and including all costs at prevailing charge out rates for any personnel or officers of the Operator who from time to time are engaged directly in work on the Property, such rates to be in accordance with industry standards, and a charge in lieu of overhead and other unallocated costs equal to 5% of all Expenditures incurred by Young-Shannon directly until the Participation Date;

(m) "Facilities" means all mines, plants and facilities including, without limitation, all pits, shafts, haulageways, and other underground workings, and all buildings, plants, facilities and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Property and relating to the operation of the Property as a mine or outside the Property if for the exclusive benefit of the Property only;

(n) "Feasibility Report" means a detailed report, showing the feasibility of placing all or any part of the Property into Commercial Production at an acceptable rate of return on capital, in such form and detail as is customarily required by institutional lenders of major financing for mining projects, and shall include a reasonable assessment of the mineable ore reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring the Property into Commercial Production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations supported by detailed explanations of the information set out in subsection 15.1;

(o) "Interest" means the undivided beneficial percentage interest of a Participant in the Assets following the Participation Date and shall be equal to its right, title and interest in and to the Property as determined pursuant to this Agreement;

(p) "Joint Venture" means the joint venture which will be created by this Agreement between MBMI and Young-Shannon following exercise of the Option pursuant to subsection 9.1;

(q) "Management Committee" means a committee formed pursuant to section 16 of this Agreement;

(r) "Mineral Products" means minerals derived for the account of the individual Participants from operating the Property as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market involving arm's length sales or purchases between unrelated parties;

(s) "Net Smelter Returns Royalty" means the royalty which may be payable to a former Participant pursuant to subsection 10.5 calculated and paid in accordance with Schedule "C" hereof;

(t) "Non-Operator" means the Participant which is not acting as Operator;

(u) "Operating Costs" means, for any period after commencement of Commercial Production in respect of the Property, all costs, expenses, obligations, liabilities and charges of whatsoever kind or nature actually incurred or chargeable, directly by the Operator in connection with the operation of the Property as a mine during such period, which costs, expenses, obligations, liabilities and charges include, without duplication and without limiting the generality of the foregoing, the following:

(i) all costs of or related to the mining and concentrating of ores or other products and the operation of the Facilities and all costs of or related to marketing of Mineral Products including transportation, commissions and/or discounts,

(ii) such amount of cash for working capital as, in the opinion of the Operator, is required for the operation of the Property as a mine,

(iii) all costs of or related to operating employee facilities, including housing,

(iv) all duties, charges, levies, royalties, taxes (excluding taxes levied on the income of the Participants) and other payments imposed by any government or municipality or department or agency thereof upon or in connection with operating the Property as a mine,

(v) fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons directly engaged in respect of and for the benefit of the Property and all costs involved in paying for the food, lodging of such persons,

(vi) a fee made by the Operator in accordance with paragraph 12.1(f) for unallocable overhead costs,

(vii) all reasonable costs of consulting, legal, accounting, insurance and other services,

(viii) all exploration expenditures incurred after commencement of Commercial Production,

(ix) all capital costs of operating the Property as a mine including all costs of construction, equipment and mine development including maintenance, repairs and replacements, and any capital expenditures relating to an improvement, expansion, modernization or replacement of the Facilities,

(x) all costs for pollution control, reclamation costs and any other related costs incurred or to be incurred in connection with the operation of the Property as a mine including bonds or deposits for such costs required by any governmental authority or agency,

(xi) any costs or expenses incurred or to be incurred relating to the termination of the operation of the Property as a mine,

(xii) uninsured losses on the Facilities,

(xiii) all costs of maintaining in good standing or renewing from time to time the Property and Assets or any interest therein, including payment of all government royalties and taxes of any nature whatsoever in connection therewith,

less the amount of all insurance recoveries and settlements received during such period to the extent such recoveries and settlements were not deducted in any previous period and, except where specific provision is made otherwise, all Operating Costs will be determined in accordance with generally accepted accounting principles applied consistently from year to year but such costs will not include any amount in respect of amortization of the Costs, depletion or depreciation;

(v) "Operating Plan" means a plan presented by the Operator pursuant to subsection 18.2;

(w) "operating the Property as a mine" or "operation of the Property as a mine" means any or all of the mining, milling, leaching, smelting, and refining of ores, minerals, metals or concentrates derived from the Property after commencement of Commercial Production;

(x) "Operating Year" means the period described in section 18.1;

(y) "Operator" means the party acting as operator pursuant to this Agreement after the Participation Date;

(z) "Option" means the sole and exclusive right and option granted by MBMI to Young-Shannon to earn up to a 60% right, title and interest in and to the Property as more particularly described in subsection 5.1;

(aa) "Option Period" means the period commencing on the date hereof and terminating on the earlier of the termination of the Option pursuant to subsection 7.1 hereof or the exercise of the Option pursuant to subsection 8.1(a) hereof;

(bb) "Other Tenements" means all surface water, access and other non-mineral rights of and to any lands within or outside the Property including surface rights held in fee or under lease, licence, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefor) acquired by or on behalf of the parties with respect to the Property;

(cc) "Participant" means, after the Participation Date, either MBMI or Young-Shannon, as the context requires, and its successors and permitted assigns and "Participants" means collectively MBMI and Young-Shannon and their successors and permitted assigns;

(dd) "Participation Date" means that date on which Young-Shannon exercises the Option pursuant to subsection 8.1(a);

(ee) "Prime Rate" means, for any month, the annual rate of interest declared to Young-Shannon by the main branch in Toronto, Ontario of the Bank of Nova Scotia as the reference rate of interest for determining Canadian dollar loans in Canada at noon on its first business day in that month;

(ff) "Production Program" means any Program contemplating achievement of Commercial Production pursuant to a Feasibility Report;

(gg) "Production Program Costs" means all costs, expenses, obligations, liabilities and changes of whatever kind or nature spent or incurred directly or indirectly by the Participants in connection with a Production Program including, without limitation or duplication, all costs, expenses, obligations, liabilities and charges in connection with working capital required for the initial six month operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances, and the overhead charge made by the Operator under subsection 12.1(e);

(hh) "Production Program Overruns" means all Production Program Costs which exceed those estimated under a Production Program;

(ii) "Program" means as the context requires:

(i) any program and budget to carry out work and incur Expenditures or Production Program Costs,

(ii) a document wherein there is specified in detail an outline of any and all research, prospecting and exploration and development work proposed to be carried out during such Program, the estimated Expenditures or Production Program Costs to be incurred in carrying out such work and the area of the Property on which such work is to be undertaken, and

(iii) the preparation of any Feasibility Report and the preparation of any Production Program;

(jj) "Program Overruns" means all Expenditures which exceed those estimated under a Program;

(kk) "Property" means the mineral interest held by Garson Resources Ltd., a wholly owned subsidiary of Tri-Energy Inc., referred to as the McMillan Property and more particularly described in Schedule "A" together with all mineral interests acquired within the Area of Interest, the Other Tenements, and all surface rights, mineral rights, personal property and permits associated therewith and shall include any renewal thereof and any other form of successor or substitute title thereto or tenure derived there from;

(ll) "Purchase Agreement" means the agreement dated October 31, 2002, between MBMI, Tri-Energy and certain shareholders of Tri-Energy pursuant to which MBMI holds its interest in the Property; and

(mm) "Supplies" means all tangible personal property of a non-capital nature (other than Mineral Products or Facilities) acquired or held by the Participants with respect to the Property.

(nn) "Young-Shannon Shares" means common shares in the capital stock of Young-Shannon;

2. REPRESENTATIONS AND WARRANTIES

2.1 Each of MBMI and Tri-Energy represent and warrant to Young-Shannon and Young-Shannon represents and warrants to each of MBMI and Tri-Energy that:

(a) it is a company duly incorporated, organized and validly subsisting in good standing under the laws of its incorporating jurisdiction and, that it is qualified to carry on business in those jurisdictions where it is necessary to fulfill its obligations under this Agreement;

(b) it has full power and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transaction contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on it;

(d) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(e) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(f) except for the acceptance of the transactions contemplated by this Agreement by the Exchange on behalf of each of MBMI and Young-Shannon, there are no consents, approvals or conditions precedent to its performance under this Agreement which has not been obtained.

2.2 Each of MBMI and Tri-Energy hereby represents and warrants jointly to Young-Shannon that:

(a) the claims comprising the Property are accurately described in Schedule "A" hereto;

(b) pursuant to the Purchase Agreement, MBMI has a right to acquire a 90.005% equity interest in Tri-Energy;

(c) Tri-Energy legally and beneficially owns 100% of the Property free and clear of any and all Encumbrances or other claims of any description other than those set out in Schedule "B" hereto, and no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the acquisition from MBMI or Tri-Energy of any interest in and to the Property;

(d) no person, firm or corporation has any proprietary of possessory interest in the Property other than Tri-Energy and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates, or any such other products removed from the Property except as disclosed in Schedule "B" to this Agreement;

(e) there are no actual, pending or threatened actions, suits, claims or proceedings regarding the Property of which it is aware;

(f) the conditions existing on or related to the Property and its ownership and operations thereon are in compliance with and are not in violation of any laws including, without limitation, any environmental laws and including, without limitation, waste disposal and storage;

(g) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Property and the conduct of the operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such orders or direction could be made; and

(h) it is not aware of any material fact or circumstance which has not been disclosed to Young-Shannon which should be disclosed in order to prevent the representations and warranties in this section from being

misleading or which may be material in Young-Shannon's decision to enter into this Agreement and acquire an interest in the Property.

2.3 MBMI hereby represents and warrants to Young-Shannon that:

(a) it has the authority under the Purchase Agreement to enter into this Agreement and to dispose of an interest in the Property in accordance with the terms of the Agreement;

(b) it has not received any notice of default of any of the terms or provisions of the Purchase Agreement and it is not aware of any basis on which such default could be alleged; and

(c) the Purchase Agreement is valid and in good standing and is binding and enforceable in accordance with its terms.

2.4 Young-Shannon hereby represents and warrants to MBMI and Tri-Energy that:

(a) the Young-Shannon Shares to be issued to MBMI pursuant to this Agreement will, when issued, be issued as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances other than resale restrictions imposed under applicable securities legislation;

(b) the authorized capital of Young-Shannon consists of an unlimited number of common shares without par value of which as at the date hereof, 14,463,825common shares are issued and outstanding as fully paid and non-assessable shares;

(c) the common shares of Young-Shannon are listed on the Exchange; and

(d) there are no legal conflicts of any nature and no investigations or legal and administrative affairs pending against Young-Shannon or any of its directors or officers or assets, and there is no fact, circumstance or condition of any kind which could reasonably cause any law suit, action, procedure or investigation to be established against Young-Shannon or its directors or officers or assets.

2.5 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by Young-Shannon and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

3. COVENANTS OF MBMI AND TRI-ENERGY

3.1 During the currency of this Agreement and prior to the Participation Date:

(a) each of MBMI and Tri-Energy covenants and agrees with Young-Shannon to not amend or terminate the Purchase Agreement and not do or permit or suffer to be done any act or thing which would or might in any way adversely affect the rights of Young-Shannon hereunder;

(b) MBMI covenants and agrees with Young-Shannon make the required payments and issue the required securities of MBMI under the Purchase Agreement to maintain the Purchase Agreement in good standing; and

(c) each of MBMI and Tri-Energy covenants and agrees:

(i) to make available to Young-Shannon and its representatives all documents, records and files relating to the Property and will permit Young-Shannon and its representatives at their own expense to take abstracts therefrom and make copies thereof;

(ii) to promptly provide Young-Shannon with any and all notices and correspondence from government agencies in respect of the Property;

(iii) to assist Young-Shannon in doing all things reasonably required to obtain the acceptance of the Exchange to the terms of this Agreement;

(iv) it shall immediately notify Young-Shannon of any claims, actions, demands of a civil, legal or juridical nature, filed against MBMI or Tri-Energy in respect of the Property; and

(v) to execute and deliver to Young-Shannon or its associates such powers of attorney, consents or authorizations as are, in the opinion of counsel to Young-Shannon, necessary or desirable to permit Young-Shannon to carry out activities on the Property as contemplated hereunder.

4. COVENANTS OF YOUNG-SHANNON

4.1 During the currency of this Agreement and prior to the Participation Date, Young-Shannon covenants and agrees with MBMI and Tri-Energy to:

(a) keep the Property free and clear of all Encumbrances arising from its operations hereunder (except liens for taxes, which are the responsibility of MBMI, inchoate liens or liens contested in good faith by Young-Shannon) and in good standing with respect to the doing and filing of all necessary assessment work and proceed with all diligence to contest or discharge any lien that is filed;

(b) conduct all work on or with respect to the Property in a careful and workmanlike manner and in compliance with all applicable federal, provincial and local laws, rules, orders and regulations, and indemnify and save MBMI harmless from any and all claims, suits or actions including, without limitation, with respect to environmental problems, made or brought against it as a result of work done by Young-Shannon on or with respect to the Property;

(c) obtain and maintain and cause any contractor or subcontractor engaged hereunder to obtain and maintain, during any period in which active work is carried out on the Property hereunder, adequate insurance;

(d) record all work performed by Young-Shannon with respect to the Property as required for assessment purposes with the appropriate government offices; and

(e) indemnify MBMI and Tri-Energy for all costs, liabilities and obligations incurred by MBMI as a result of the actions of Young-Shannon on or in connection with the Property.

5. OPTION

5.1 MBMI hereby grants to Young-Shannon the sole and exclusive irrevocable right and option to acquire in two stages from MBMI up to an undivided sixty (60%) percent right, title and interest in and to the Property (50% in the first stage and an additional 10% in the second stage) free and clear of all Encumbrances, subject to the terms of this Agreement.

5.2 In order to maintain in force the Option, subject to subsections 34 and 35, Young-Shannon agrees to:

(a) pay to MBMI:

(i) $10,000 in cash upon signing of this Agreement (the "Effective Date");

(ii) $15,000 in cash on each of the first anniversary date of the Effective Date;

(iii) $20,000 in cash on the second anniversary date of the Effective Date; and

(iv) $30,000 in cash on the third anniversary date of the Effective Date;

(b) issue and deliver to MBMI

(i) 150,000 common shares of Young-Shannon on the Effective Date;

(ii) 150,000 common shares of Young-Shannon on the first anniversary date of the Effective Date;

(iii) 150,000 common shares of Young-Shannon on the second anniversary date of the Effective Date;

(iv) 200,000 common shares of Young-Shannon on the third anniversary date of the Effective Date;

(c) incur:

(i) $200,000 in Expenditures by the first anniversary of the Effective Date;

(ii) $300,000 in Expenditures on or before the second anniversary of the Effective Date; and

(iii) $400,000 in Expenditures on or before the third anniversary of the Effective Date;

5.3 Any excess in the amount of Expenditures required to be incurred by Young-Shannon to maintain the Option during any one of the periods referred to in subsection 5.2(c) will be applied as a credit against Expenditures required to be incurred by Young-Shannon during any subsequent period of time.

5.4 A written notice by Young-Shannon to MBMI accompanied by:

(a) a certificate of a senior officer of Young-Shannon certifying that the amount of Expenditures for the period specified in subsection 5.2(c) has been made; and

(b) a reasonably itemized statement of such Expenditures;

will be conclusive evidence of the making thereof unless MBMI delivers to Young-Shannon a notice in writing questioning the accuracy of such statement within 30 days of receipt by MBMI thereof. The certificate, notice and itemized statement of Expenditures will be delivered to MBMI by Young-Shannon not later than 30 days from the expiration of each of the periods set out in subsection 5.2. Upon delivery by MBMI of a notice questioning the accuracy of such certificate, the matter shall be referred to the auditor of Young-Shannon for final determination. If Young-Shannon's auditor determines that Young-Shannon has not spent the required Expenditures within the time specified in subsection 5.2, Young-Shannon shall not lose any of its rights hereunder and the Option will not terminate if Young-Shannon pays to MBMI within 30 days of receipt of the auditor's determination 100% of the deficiency in such Expenditures.

5.5 Until the exercise of the Option pursuant to subsection 8.1(a), title to the Property will remain in the name of Tri Energy. Upon the execution of this Agreement, MBMI will cause to be delivered in trust to Young-Shannon' Lawyers registerable transfers of the Property, in form and substance sufficient to transfer up to a 60% interest in the Property. Upon Young-Shannon exercising the Option pursuant to subsection 8.1(a) and 8.1(b) hereto it will be entitled to registrar such transfers to the extent of its percentage ownership in the Property.

5.6 The Option is an option only and nothing in this Agreement shall be construed as obligating Young-Shannon to do any acts or make any payments hereunder before the Participation Date, and any acts or payments made by Young-Shannon hereunder shall not be construed as obligating Young-Shannon to do any further act or make any further payment, except that Young-Shannon shall be liable to perform or pay for the performance of any reclamation work required as a result of activities carried out on the Property during the Option Period.

5.7 Within 15 days of the execution of this Agreement and during the term of the Option Period, MBMI and Young-Shannon will establish a management committee for the Property consisting of one member from MBMI and two members from Young-Shannon provided that after the Participation Date, the Management Committee shall consist of two members of each of MBMI and Young-Shannon pursuant to subsection 16.1. Each of MBMI and Young-Shannon shall designate in writing to the other the names of its members of the management committee. The management committee shall have the exclusive right, power and authority to approve, modify, or reject any Program proposed by Young-Shannon in relation to its incurring of Expenditures on the Property pursuant to subsection 5.2(c). All decisions of the management committee shall be by the affirmative vote of a majority of the votes entitled to be cast by the members. In the case of an equality of votes on any matter which cannot be resolved, an independent arbitrator mutually acceptable to both members shall be appointed to determine the matter. The arbitrator's decision shall be final and binding on the management committee.

6. RIGHT OF ENTRY

6.1 During the currency of the Option, Young-Shannon, its directors, officers, employees, agents and independent contractors shall have the sole and exclusive right and option to:

(a) enter upon the Property;

(b) have exclusive and quiet possession thereof subject to the right of MBMI, or its duly authorized representatives, at their own risk and expense, to have access to the Property at all reasonable times for the purpose of inspecting work on the Property;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as Young-Shannon may deem advisable;

(d) bring and erect upon the Property such mining facilities as Young-Shannon deems advisable; and

(e) remove from the Property and dispose of Mineral Products, but only for the purpose of testing.

7. TERMINATION OF OPTION AND OBLIGATIONS AFTER TERMINATION

7.1 The Option will terminate (unless otherwise agreed by MBMI in writing) to the extent not previously exercised pursuant to subsection 8.1(a) hereof:

(a) subject to subsections 34 and 35, at the election in writing of MBMI, if any cash payment or issuance of Young-Shannon Shares required to be paid or issued, as the case may be, by Young-Shannon pursuant to subsection 5.2(a) or (b) respectively or Expenditures required to be incurred by Young-Shannon pursuant to subsection 5.2(c) is not paid, issued or incurred, as the case may be, by the anniversary dates set out in subsection 5.2, as applicable; or

(b) upon Young-Shannon giving 30 days' written notice to MBMI that it has abandoned the Option herein.

7.2 In the event of termination of the Option for any reason other than through the exercise thereof, Young-Shannon will:

(a) leave the Property:

(i) in good standing with respect to annual maintenance or lease payments as at the effective date of termination;

(ii) free and clear of all liens, charges and Encumbrances arising from its operations hereunder; and

(iii) in a safe and orderly condition with respect to the work carried out by Young-Shannon;

(b) deliver to MBMI within 90 days of termination a comprehensive report on all work carried out by Young-Shannon on the Property (limited to factual matters only) together with copies of all maps, drill logs, assay results and other technical data compiled by Young-Shannon with respect to the Property;

(c) have the right to remove from the Property, within 12 months of the effective date of termination, all Supplies and Facilities erected, installed or brought upon the Property by or at the instance of Young-Shannon, provided that any such Supplies and Facilities not removed by Young-Shannon will thereupon either be removed by MBMI and costs associated with the removal will be the responsibility of Young-Shannon or the Supplies and Facilities will become the property of MBMI; and

(d) deliver to the MBMI an acknowledgement of abandonment and release of any interest in the Property or under this Agreement, together with the transfers held by Young-Shannon's lawyers pursuant to

subparagraph 5.5, free of any liens or charges arising from Young-Shannon's activities in respect of the Property.

8. EXERCISE OF OPTION

8.1 Subject to the Option being in good standing pursuant to subsections 5.2(a), 5.2(b) and 5.2(c) hereof, and delivery of the reports of Expenditures pursuant to subsection 5.4, and subject to subsection 5.5, upon Young-Shannon:

(a) having incurred not less than an aggregate of nine hundred thousand dollars ($900,000) in Expenditures, Young-Shannon will be deemed to have exercised the Option and to have acquired an undivided fifty (50%) percent right, title and interest in and to the Property; and

(b) subject to exercise of the Option pursuant to subsection 8.1(a), having incurred not less than an additional four hundred thousand dollars ($400,000) in Expenditures and issuance to MBMI of 250,000 common shares of Young-Shannon, Young-Shannon will be deemed to have exercised the Option for an additional ten (10%) percent and to have acquired an undivided sixty (60%) percent right, title and interest in and to the Property.

8.2 Following exercise of the Option by Young-Shannon pursuant to subsection 8.1(a) and 8.1(b) above, MBMI and Tri-Energy will take the necessary actions to transfer to Young-Shannon the percentage interest earned in the Property by Young-Shannon as set out in subsection 8.1.

8.3 Upon the exercise of the first stage of the Option, Young-Shannon and MBMI will be deemed to have formed the Joint Venture.

9. ASSOCIATION OF PARTICIPANTS

9.1 On the Participation Date, MBMI and Young-Shannon shall associate as joint venturers for the following limited functions and purposes:

(a) to further explore and, if deemed warranted as herein provided, to develop the Property and equip it for Commercial Production;

(b) to operate the Property as a mine; and

(c) to engage in such other activity as may be considered by the parties to be necessary or desirable in connection with the foregoing.

9.2 After the Participation Date, all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Participants in connection with the Assets and the Property shall be done, transacted, undertaken or performed in the name of the Operator only, and no party shall do, transact, perform or undertake anything in the name of the other parties or in the joint names of the Participants.

9.3 After the Participation Date, the rights and obligations of the Participants shall be, in each case, several, and shall not be or be construed to be either joint or joint and several. Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute a Participant a partner, an agent or legal representative of any other party. It is intended that this Agreement shall not create the relationship of a partnership between the Participants and that no act done by any Participant pursuant to the provisions hereof shall operate to create such a relationship.

9.4 After the Participation Date, except as otherwise provided herein, each Participant:

(a) shall be solely liable for its Cost Share of Costs and any other costs associated with the exploration, development or operation of the Property as a mine at such time as the liability is incurred by the Operator pursuant to an approved Production Program or Operating Plan;

(b) shall be solely liable for its Cost Share of any debts, liabilities or obligations arising from operations hereunder; and

(c) in proportion to its Interest, shall indemnify and hold harmless the other Participants from any claim of or liability to any third person asserted upon the ground that any action taken under this Agreement has resulted in or will result in any loss or damage to such third person, to the extent, but only to the extent that such claim or liability is paid by such other Participant pursuant to an order of the courts or an agreement in writing of both Participants in an amount in excess of such other Participants' Interests.

9.5 Each Participant shall devote such time as may be required to fulfil any obligation assumed by it hereunder but, except for the parties' respective obligations hereunder in relation to the Property in connection with the Joint Venture:

(a) each Participant shall be at liberty to engage in any other business or activity outside the joint venture constituted hereby, including the ownership and operation of any other exploration or exploitation concessions, permits, licenses, claims and leases wherever located;

(b) neither Participant shall be under any fiduciary or other obligation to the other Participant which shall prevent or impede such Participant from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Participants hereunder; and

(c) the legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a relationship similar to that of the Participants shall not apply with respect to participation by either Participant in any business activity or endeavour outside the joint venture constituted hereby and, without implied limitation, a Participant shall not be accountable to the other for participation in any such business activity or endeavour outside the joint venture constituted hereby which is in direct competition with the business or activity undertaken by the joint venture except as aforesaid.

10. INTEREST OF PARTICIPANTS

10.1 The Participants shall have such Interest as is determined from time to time in accordance with subsections 10.2 and 10.3.

10.2 The Participants will be deemed to have the following respective Interests in the Property and to have incurred the following Expenditures:

(a) on the Participation Date and during the period prior to the exercise or abandonment of the second stage Option pursuant to subsection 8.1(b):

Participant	Interest	Deemed Expenditures
MBMI (through its equity ownership in Tri-Energy)	50%	$900,000
Young-Shannon	50%	$900,000
Deemed total expenditures		1,800,000

(b) upon, and subject to, the exercise of the second stage Option pursuant to subsection 8.1(b):

Participant	Interest	Deemed Expenditures
MBMI (through its equity ownership in Tri-Energy)	40%	900,000
Young-Shannon	60%	1,300,000
Deemed total expenditures		2,200,000

10.3 For the purposes of 14.4, 14.8, 15.2 and 15.7 the percentage level of each Participant's Interest in the Property shall be determined from time to time as being equal to the product obtained by multiplying one hundred percent (100%) by a fraction of which the numerator is the amount of such Participant's contributions or deemed contributions to Costs on the Property since the Participation Date plus the deemed Expenditures as at the Participation Date and the denominator of which is the amount of all contributions or deemed contributions to the Costs by all Participants plus the aggregate deemed Expenditures since the Participation Date.

10.4 Subject to subsection 15.2, the percentage level of the respective Interests of the Participants in the Property shall not change so long as each Participant contributes its respective Cost Share of every Program and any Production Program. At any time and from time to time after a Participant has first elected or is deemed to have elected not to contribute its Cost Share to a Program or Production Program or loses its right to contribute to Programs or any Production Program, the percentage level of such Participant's Interest in the Property shall be adjusted in accordance with the formula set out in subsection 10.3.

10.5 If as a result of adjustment pursuant to subsection 10.3 and 10.4, a Participant's Interest in the Property is reduced to 15% or less, or if a Participant elects, or is deemed to have elected, not to participate up to its full Cost Share, the Interest of such Participant (the "Diluted Participant") in the Property shall be deemed to be transferred to the other Participant (the "Remaining Participant") and thereafter the Diluted Participant shall be deemed not to be a Participant but in consideration of such transfer shall be entitled to receive, and the Remaining Participant shall pay to it a three (3%) percent Net Smelter Returns Royalty determined and paid in accordance with the provisions of Schedule "C" hereto. Upon such transfer the Diluted Participant will forthwith execute and deliver to the Remaining Participant all such documents as may, in the opinion of legal counsel for the Remaining Participant, be necessary to transfer to the Remaining Participant all Interest of the Diluted Participant, subject to the right of the Diluted Participant to receive a Net Smelter Returns Royalty. The remaining Participant shall not transfer any of its interest in the Property without first causing the transferee to assume the Net Smelter Returns Royalty.

10.6 The Diluted Participant shall grant the Remaining Participant the right and option but not the obligation to purchase one (1%) percent of the Net Smelter Returns Royalty for the sum of one million ($1,000,000) dollars provided that the Remaining Participant has previously completed the purchase of the Rainbow Royalty as set out and described in the attached Schedule B

10.7 If the Interest of any Participant in the Property is converted to a Net Smelter Returns Royalty pursuant to subsection 10.5, any decision thereafter to place the Property into Commercial Production shall be at the sole discretion of the Remaining Participant and the Remaining Participant shall be under no obligation and nothing in this Agreement shall be construed as creating an obligation upon the remaining Participant to place the Property into Commercial Production and if the remaining Participant commences the operation of the Property as a mine, the remaining Participant shall have the unfettered right to suspend or curtail any such operation from time to time as they in their sole discretion may deem advisable.

11. <u>OPERATOR</u>

11.1 Subject to the right of the Management Committee to change or appoint the Operator and to the Management Committee's general direction and control, Young-Shannon will act as the initial Operator under this Agreement with respect to the Property commencing immediately after the Participation Date. The party acting as Operator may resign as Operator at any time by giving 120 days' prior written notice to the other Participant and within such 120 day period the Management Committee shall appoint the other Participant to act as the Operator upon the terms set out in this Agreement.

11.2 Title to any of the Assets held by the Operator, or a Participant, shall be held by the Operator, or such Participant in trust for the Participants in accordance with their respective Interests, subject to the terms of this Agreement. Any party may require any other party to transfer any of the Assets to be held to a mutually acceptable escrow holder on terms to be agreed upon.

11.3 If after the Participation Date the Operator fails to perform in a manner consistent with its powers and duties under this Agreement then any Participant may give to the Operator written notice setting forth particulars of the Operator's default. The Operator shall within 30 days of receipt of such notice either dispute the occurrence of such default, or commence to remedy the default within the time limit aforesaid (and thereafter, in the latter case, shall proceed continuously and diligently to complete all require remedial action). The Operator may take action to remedy an alleged default without prejudice to its right to dispute the occurrence of the default and to claim recovery of expenses incurred in remedial work not occasioned by its default. If the Operator disputes any alleged default or if the Participant alleging a default gives to the Operator a further written notice that the Operator has failed to proceed continuously and diligently to complete all required remedial action to remedy a default previously alleged by such Participant, then the matter shall be referred to arbitration under Section 30 of this Agreement.

11.4 If after the Participation Date any of the following occur, the Operator will be deemed to have offered to resign, which offer shall be accepted, if at all, within 30 days following such deemed offer upon the occurrence of any of the following events:

(a) if an attachment in respect to any material liability of the Operator is made on the Property which is not related to the business of the Joint Venture;

(b) if the Operator:

(i) admits in writing its inability to pay its debts as they become due other than indebtedness ("non-recourse financing") for money borrowed or guaranteed where the recourse of the holder thereof is restricted to realization upon specific assets none of which consist of any Interest, and where failure to pay the indebtedness does not result in the creation of an unsecured obligation of the Operator;

(ii) makes an assignment for the benefit of creditors;

(iii) consents to the appointment of a receiver (other than a receiver appointed under non-recourse financing) for all or a substantial part of its assets;

(iv) files a petition in bankruptcy or for a reorganization or an arrangement under applicable bankruptcy, insolvency or creditors' relief laws, or otherwise seeks the relief therein provided; or

(v) is adjudicated bankrupt or insolvent; or

(c) if a Court order is pronounced in respect to the Operator appointing a receiver or trustee for all or a substantial part of its property (except for property, other than the Property, securing non-recourse financing), or approving a petition in bankruptcy or for a reorganization under applicable bankruptcy, insolvency or creditors' relief laws or for any judicial modification or alteration of the rights of creditors.

11.5 Upon ceasing to be Operator, the former Operator shall forthwith deliver to its successor all Assets, books, records and other property both real and personal relating to this Agreement or its role as Operator under this Agreement. The former Operator shall use its best efforts to transfer to its successor, as of the effective date of the former Operator's resignation or removal, its rights and obligations, if any, as Operator under all contracts relating to the Assets, and pending such transfer and in relations to all other contracts relating to the Assets, the former Operator shall hold its right and interest as Operator from the date of resignation or removal for the account and to the order of the new Operator.

11.6 As soon as practicable after the effective date of resignation or removal of the Operator the Management Committee shall have the accounts of the Operator relating to the Assets audited by an independent auditor (who may be the auditor of a Participant), and shall conduct an inventory of all Assets and such inventory shall be used in the return of and the accounting for the Assets by the Operator who has resigned or has been removed. All costs and expenses incurred in connection with such audit and inventory shall be deemed to be Costs.

11.7 The Operator shall not act or hold itself out as agent for any of the Participants nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by a Participant.

12. POWER AND AUTHORITY OF OPERATOR

12.1 After the Participation Date and subject to the control and direction of the Management Committee, the Operator shall have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine, including and without limiting the generality of the foregoing, the right, power and authority to:

(a) prepare and present to the Management Committee for approval Programs, Production Programs, any Feasibility Report and Operating Plans in respect of the Property, as applicable;

(b) implement the Programs in accordance with section 14 and any Production Program in accordance with a Feasibility Report approved by the Participants in accordance with section 15 and any Operating Plan in accordance with section 18;

(c) regulate access to the Property subject to the right of the Participants to have reasonable access to the Property at all times;

(d) employ and engage such employees, agents, and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder, but the Operator shall not enter into contractual relationships with an Associated Company except on terms which are commercially competitive;

(e) exclude any part of the Property from this Agreement provided it shall give 60 days prior notice to the Participants of its intention to do so and if any of the Participants notifies the Operator within such 60 day period of its desire to hold such part of the Property the Operator shall deliver to such Participants, duly executed transfers of the Property in registrable form in favour of such Participants transferring such part of the Property to such Participants, and any such part of the Property so transferred shall no longer be subject to this Agreement; and

(f) charge the Participants a reasonable fee for unallocable costs which will cover all costs of the Operator other than the direct chargeout rates for any personnel or officers of the Operator who from time to time are engaged directly in work on the Property and charged to the Joint Venture, which fee for unallocable costs will initially be equal to:

(i) eight (8%) percent of all other Expenditures incurred directly by the Operator;

(ii) one (1%) percent of all other Production Program Costs;

(iii) two (2%) percent of all other Operating Costs;

payable monthly in arrears for the Costs incurred in that month, on the basis that such fee will be reviewed annually by the Management Committee to ensure that the Operator is reimbursed its actual costs for acting as such but neither profits nor loses as a result of charging such fee.

13. DUTIES AND OBLIGATIONS OF THE OPERATOR

13.1 After the Participation Date, the Operator shall have such duties and obligations as the Management Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations:

(a) to propose to the Management Committee and, if approved, to implement Programs, the Production Program and Operating Plans;

(b) subject to the cooperation of the parties to the Joint Venture, to maintain the Property in good standing and record for assessment credits;

(c) to manage, direct and control all exploration, development and producing operations in and under the Property, in a careful, prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations including, without limitation, those relating to reclamation and environmental protection;

(d) to prepare and deliver to the Participants during periods of active field work quarterly progress reports of the work in progress in such form as the Management Committee may direct which include statements of Costs and comparisons of such Costs to the approved Programs or Production Program and comprehensive annual reports on or before April 30th each year covering the activities hereunder and results obtained during the calendar year ending on December 31st immediately preceding and timely current reports and information on any material results obtained together with such other reports as any Participant may reasonably request;

(e) to account to the Participants for all contributions to Costs and to use all reasonable efforts to limit or curtail Program Overruns or Production Program Overruns;

(f) to maintain true and correct books, accounts and records of operations hereunder in accordance with generally accepted accounting principles, applied consistently from year to year;

(g) to permit the Participants, at their own expense, to inspect, have access to, take abstracts from or audit all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, including any or all of the records and accounts referred to in subsection 13.1(e) that have been prepared exclusively in respect of operations hereunder, during normal business hours;

(h) to obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, adequate insurance coverage with a bodily injury, death and property damage limit of not less than $1,000,000 per occurrence;

(i) to permit the Participants or their representatives so appointed, at their own expense and risk, access to the Property and all data derived exclusively from carrying out work thereon;

(j) to arrange for and maintain Workers' Compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(k) to perform its duties and obligations in a manner consistent with good exploration and mining practices; and

(l) to transact, undertake and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of the Participants in the Operator's name.

14. PROGRAMS

14.1 After the Participation Date, and subject to a non-Operator's (as defined below) right to present a Program as set out in subsection 14.2, Expenditures shall only be incurred under and pursuant to Programs prepared by the Operator and approved by the Management Committee as provided in this section. Any Feasibility Report shall be prepared pursuant to a separate Program.

14.2 Forthwith after the Participation Date and on or before the earlier of 90 days after the completion of the last Program or, subject to the rights of the Participant other than the Operator (the "non-Operator") to present a Program as set out below, on or before April 15 in each year if no Program has been approved or completed in that year, the Operator shall prepare and submit to the Management Committee a Program proposed by the Operator for the following year. If in any year the Operator fails to submit a Program in accordance with this subsection, the non-Operator will have the right to prepare and submit a Program in its stead and the provisions of this section will apply, mutatis mutandis, to such Program. If the Participant acting as Operator elects or is deemed to have elected not to contribute to the Program presented by the non-Operator in accordance with this section, the Management Committee shall be deemed to have approved such Program and to have appointed the non-Operator who presented such Program as Operator for the purpose of implementing such Program.

14.3 Within 90 days of the approval by the Management Committee of the first Program following the Participation Date and, thereafter, within 30 days of the approval of a Program by the Management Committee, each Participant shall give written notice to the Operator and the other Participant stating whether or not it elects to contribute its Cost Share of such Program. Failure to give notice pursuant to this subsection within such 90 day or 30 day period, as the case may be, will be deemed to be an election by a Participant not to contribute its Cost Share of such Program.

14.4 If a Participant (the "Non-Contributing Participant") elects or is deemed to have elected not to contribute its Cost Share of a Program approved by the Management Committee pursuant to subsection 14.3 the remaining Participant (the "Contributing Participant") may give notice in writing to the Operator that such Contributing Participant will contribute all Expenditures to be incurred under or pursuant to such Program by the Non-Contributing Participant in addition to its own Cost Share, and thereafter, the Operator will proceed with such Program. If at least 80% of the budgeted Expenditures in respect of such Program are incurred, the Participants' respective Interests shall thereafter be adjusted in accordance with subsection 10.3. If less than 80% of the budgeted Expenditures in respect of such Program are incurred, the Interests of the Participants will not be adjusted unless notice is first given by the Operator to the Non-Contributing Participant (the "Non-Contributing Participant") that the Program was abated together with notice of the amount of the actual Expenditures incurred, and the Non-Contributing Participant does not within 30 days thereafter reimburse the Contributing Participant to the extent of the Non-Contributing Participant's Cost Share of such Program (being the amount which the Contributing Participant elected to and did contribute instead of the Non-Contributing Participant) together with interest thereon from the date contributed at a per annum

rate of the Prime Rate plus 3%. If the Non-Contributing Participant so reimburses the Contributing Participant within such 30 day period it shall be deemed to have contributed its Cost Share of such Program and the Participants' respective Interests shall not be adjusted in accordance with subsection 10.3. The Operator will not proceed with any Program which is not fully funded by the Participants.

14.5 An election to fund a Program shall make a Participant liable to pay its Cost Share of all of the Expenditures actually incurred under or pursuant to such Program, including Program Overruns up to but not exceeding 10% of estimated Expenditures.

14.6 After having elected to fund a Program which is proceeded with, each Participant shall, within 10 days after being requested in writing to do so by the Operator, pay such amount of Expenditures incurred or to be incurred under or pursuant to such Program as the Operator may require, but the Operator shall not require payment of any funds more than one month in advance of the period during which the same are to be expended. Monthly Expenditure projections will be delivered by the Operator to the Participants once each calendar quarter for the next succeeding three months.

14.7 If it appears that Expenditures will exceed by greater than 10% those estimated under a Program, the Operator shall immediately give written notice to the Participants outlining the nature and extent of the Program Overruns. If such Program Overruns are accepted by the Participants then, within 10 days after the receipt of a written request from the Operator, each Participant shall pay to the Operator its Cost Share of such Program Overruns. If any Participant does not accept such Program Overruns, or fails to pay the same, the Operator shall be entitled to curtail or abandon such Program, failing which it will be solely responsible for the amounts in excess of 10%, which will be deemed not to be Costs under this Agreement.

14.8 If a Participant at any time fails to pay such amount of Expenditures as is requested by the Operator in accordance with subsection 14.6 after having elected to do so or, after all Participants have accepted Program Overruns in accordance with subsection 14.7, fails to pay its Costs of such Production Overruns upon request to do so, the Operator may give written notice to such Participant demanding payment, and if such Participant has not paid such amount within 10 days after receipt of such notice, such Participant shall be deemed to:

(a) be in default under subsection 14.6 or 14.7, as applicable; and

(b) have lost its right to contribute to such Program;

and the other Participant shall have the right to contribute all Costs to be incurred under or pursuant to that Program and the Participants' respective Interests in the Property shall be adjusted in accordance with subsection 10.3 at which point such default shall be deemed to have been cured. The Operator shall have the right to curtail or abandon any Program which is not fully funded by the Participants.

15. PRODUCTION PROGRAMS

15.1 If the Operator determines that the economic potential of any part of the Property warrants the preparation of a Feasibility Report the Operator will present a Program in accordance with section 14 contemplating the preparation of a Feasibility Report. The Operator will forthwith deliver to the Management Committee any internal or draft report or reports on the economics of Commercial Production and on completion of the Feasibility Report pursuant to such Program the Operator shall forthwith deliver to the Participants a Feasibility Report and if in the opinion of the Management Committee it is warranted based on the conclusions reached in the Feasibility Report, the Operator shall prepare a Production Program in respect to such part of the Property which shall include at least the following:

(a) a description of that part of the Property to be covered by the proposed mine;

(b) the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(c) the costs and time estimate for permitting and the proposed procedure for development, mining and production;

(d) results of ore amenability tests (if any);

(e) the nature and extent of the Facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(f) the total costs, including capital budget, which are reasonably required to obtain permitting for and to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(g) all environmental, socio-economic and heritage baseline impact studies and costs;

(h) the period in which it is proposed the Property shall be brought to Commercial Production;

(i) such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic consideration; and

(j) working capital requirements for the initial four month operation as a mine or such longer period as may be reasonably justified in the circumstances.

15.2 After the Participation Date, so long as it has not lost its right to contribute to Programs and to Production Programs should the Operator fail to present a Program pursuant to subsection 15.1 by April 30, 2007, any Participant (the "non-Operator" for the purpose of this subsection) may at any time thereafter request the Operator to present a Program contemplating the preparation of a Feasibility Report with respect to Property and if the Operator fails to do so within 60 days of such request, such Participant shall have the right to become Operator for the purpose of completing such a Program at its own cost and expense but the Participant's respective Interests in that Property will not be adjusted under subsection 10.3 during the course of such Program. Upon completion of a Feasibility Report the non-Operator shall forthwith deliver a copy to the Management Committee together with a Production Program and the non-Operator's election to fund its Cost Share of such Production Program if, in the opinion of non-Operator, it is warranted based on the conclusions reached in the Feasibility Report. If the Participant who did not contribute to the preparation of the Feasibility Report and Production Program elect pursuant to subsection 15.3 to participate in a Production Program based on the Feasibility Report prepared by the non-Operator, the Participant who did not contribute shall reimburse the non-Operator their respective Cost Share of an amount equal to 150% of such Participant's Cost Share of the Feasibility Report in order to maintain their respective Interest in the Property, failing which its Interest will be adjusted in accordance with subsections 10.3 and 10.4. If the Participant who did not contribute to the Feasibility Report does not elect to contribute its respective Cost Share pursuant to subsection 15.3 the non-Operator may contribute all Costs relating thereto, and, as a result, the Participants' respective Interests in the Property shall thereafter be adjusted in accordance with subsections 10.3 and 10.4 including the cost of Feasibility Report. If the non-Operator does not elect to contribute to the Production Program, the cost of the Feasibility Report will not result in the adjustment of the Participants' Interest in the Property pursuant to subsection 10.3.

15.3 Subject to subsection 15.2, within six months of the delivery to the Participants of a Production Program and Feasibility Report delivered pursuant to either subsection 15.1 or 15.2 each Participant shall give written notice to the Operator stating whether it elects to contribute its Cost Share of the Production Program. Failure to give such notice within such six month period shall be deemed to be an election not to contribute to such Production Program and the provisions of subsection 15.7 shall apply. If all Participants elect to contribute their respective Cost Shares of the Production Program the Operator shall implement the Production Program. The Operator will not proceed with any Production Program which is not fully funded by the Participants.

15.4 An election to fund a Production Program shall make a Participant liable to pay its Cost Share of:

(a) all of the Production Program Costs actually incurred under or pursuant to such Production Program, including Production Program Overruns up to but not exceeding 10% of estimated Production Program Costs,

(b) Operating Costs and any other costs associated with establishing and operating the Property as a mine at such time as the liability is incurred by the Operator; and

(c) any debts, liabilities or obligations arising from operations hereunder in respect of the Property, except financing costs incurred by the other Participant in connection with such other Participants' contributions to the Production Program.

15.5 Commencing 90 days after having elected to fund a Production Program which is proceeded with, each Participant shall, within 30 days after being requested in writing to do so by the Operator, pay such amount of Production Program Costs incurred or to be incurred under or pursuant to such Production Program as the Operator may require, but the Operator shall not require payment of any funds more than one month in advance of the period during which the same are to be expended.

15.6 If it appears that Production Program Costs will exceed by greater than 10% those estimated under a Production Program, the Operator shall immediately give written notice to the Participants outlining the nature and extent of the Production Program Overruns. If such Production Program Overruns are accepted by the Participants then, within 30 days after the receipt of a written request from the Operator, each Participant shall pay to the Operator its Cost Share of such Production Program Overruns. If any Participant does not accept such Production Program Overruns, or fails to pay the same, the Operator shall be entitled to curtail or abandon such Program, failing which it will be responsible for the amounts in excess of 10%, which will be deemed not to be Costs under subsection 10.3.

15.7 If a Participant elects or is deemed to have elected not to contribute its Cost Share of a Production Program pursuant to subsection 15.4, such Participant will be deemed to have lost its right to contribute to the Production Program and the other Participants will have the right, pro rata in accordance with their respective Interests in the Property, to contribute all Production Program Costs to be incurred under or pursuant to the Production Program and the Operator will proceed with the Production Program and the Participants' respective Interests in the Property will thereafter be adjusted in accordance with subsection 10.3.

15.8 If a Participant:

(a) at any time fails to pay such amount of Production Program Costs as is requested by the Operator in accordance with subsection 15.5; or

(b) at any time fails to pay such amount of Production Program Overruns as was accepted by such Participant in accordance with subsection 15.6,

the Operator may give written notice to such Participant demanding payment, and if such Participant has not paid such amount within 30 days after receipt of such notice, such Participant shall be deemed to be in default under subsection 15.5 or 15.6 and have lost its right to contribute to the balance of the Production Program in respect of the Property. The remaining Participant shall have the right to contribute the remaining Production Program Costs to be incurred under or pursuant to the Production Program in respect of the Property and the Operator will proceed with the Production Program and the Participants' respective Interests in respect of the Property shall thereafter be adjusted in accordance with subsection 10.3.

15.9 If neither of the Participants elects to pay the Cost Share of a Non-contributing Participant, then the Operator may elect any of the following remedies:

(a) the Operator may elect to pay the Non-contributing Participant's Cost Share of Production Program Costs in respect of which such demand relates, in which case the Operator will be entitled to recoup such amount together with interest at a rate equal to the Prime Rate plus three (3%) percent per annum, compounded semi-annually, not in advance, on June 30 and December 31 in each year, pursuant to subsection 19.3, and upon such payment being made by the Operator such amount so contributed (but not including any such interest) will be deemed to be a contribution to Production Program Costs by the Non-contributing Participant for purposes of the calculation of each Participant's Interest as set out in subsection 10.3 and the Non-contributing Participant will no longer be in default;

(b) in the event that the Operator elects to pay the Non-Contributing Participant's Cost Share of Production Program Costs and such payment results in the Non-Contributing Participant's Interest being reduced to 15% or less, the Operator may elect to have the Interest of the Non-contributing Participant transferred to the Operator in consideration of the Non-contributing Participant receiving, as consideration therefore, a three (3%) percent Net Smelter Returns Royalty, and thereupon the Operator will be deemed to have assumed to obligation to contribute to Production Program Costs all of the Cost Share of the Non-

contributing Participant not theretofore contributed by the Non-contributing Participant and that any loans made by the Operator on behalf of the Non-contributing Participant pursuant to subparagraph (a) will be deemed to have been satisfied by such transfer of the Non-contributing Participant's Interest to the Operator. Following such transfer, the Non-contributing Participant will no longer have an Interest nor will it be a Participant or have any rights to participate in the development and exploitation of the Property; or

(c) the Operator may elect to terminate the Production Program.

16. MANAGEMENT COMMITTEE

16.1 The Participants will, as soon as is practicable after the Participation Date, establish a Management Committee for the Property consisting of two members of each Participant. Each Participant shall designate in writing to the other the names of its members of the Management Committee.

16.2 A Participant may from time to time revoke in writing the appointment of its member to the Management Committee and appoint in writing another in his place. A Participant may from time to time in writing appoint one alternate member for any member theretofore appointed by such Participant to the Management Committee. Alternate members may attend meetings of the Management Committee, and in the absence of the member, his alternate may vote and otherwise act in the place and stead of a member. Whenever any member or alternate member votes or acts, his votes or actions shall for all purposes of this Agreement be considered the actions of the Participant whom he represents. The Participants shall give written notice to each other from time to time as to names, addresses, telephone numbers and facsimile numbers of their respective members and alternates on the Management Committee.

16.3 Meetings of the Management Committee may take place by means of counterpart resolutions delivered by facsimile, mail or courier or by means of conference telephones or other communication facilities by which means all Participants or their alternates participating in the meeting can hear each other. The persons participating in a meeting in accordance with this subsection shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 Meetings of the Management Committee may be called by the Operator or any Participant by giving ten days' notice in writing to the others except that 60 days' notice shall be given in respect of a meeting to consider a pre-Feasibility Report or Feasibility Report and Production Program, unless otherwise agreed to by the Participants.

16.5 The initial chairman of the Management Committee (the "Chairman") shall be determined by Young-Shannon and thereafter designated by the Participant with the greatest Interest in the Property.

16.6 The Operator shall consult freely with the Management Committee and the members thereof, and keep them fully advised of the present and prospective operations and plans and shall furnish the Management Committee with quarterly reports relating to the status of the Property together with timely current reports and information on any material results relating to the Property.

16.7 Voting by the Management Committee may be conducted by verbal, written, facsimile or electronic ballot.

16.8 Except as hereinafter provided in subsection 16.11 and 16.2, a quorum of any meeting of the Management Committee shall consist of any combination consisting of one member or one alternate of each Participant. If a quorum is not present within thirty minutes after the time fixed for holding any such meeting, the meeting shall be adjourned to the same day in the next week (unless such day is a non-business day in which case it shall be adjourned to the next following business day thereafter) at the same time and place. At the adjourned meeting the members or alternate members present in person (which may include only one person) shall form a quorum and may transact the business for which the meeting was originally convened.

16.9 One member of the two members appointed by each Participant will be designated as the voting member. The voting member (or alternate member in the absence of the member) of the Management Committee shall have a number of votes equal to the Interest held by the Participant such member or alternate member represents.

16.10 Except as otherwise provided in this Agreement, all decisions of the Management Committee shall be by the affirmative vote of a majority of the votes entitled to be cast by members. The member or members representing a Participant, which is in default shall be entitled to attend meetings of the Management Committee but shall not be entitled to vote.

16.11 In the case of an equality of votes on any matter which cannot be resolved, the Chairman shall have a casting vote in respect of all matters related to Programs, Production Programs, or otherwise incurring Expenditures on the Property, and if the Chairman exercises such vote it will be deemed to be a resolution approved by a majority of the votes of the Participants, and in all other cases, the matter shall be referred to arbitration pursuant to section 30.

16.12 The following matters shall require the unanimous approval of the Management Committee:

(a) the acquisition or disposition of an Asset or series of Assets with a fair market value in excess of $1,000,000 or an Asset that the acquisition or disposition of which would substantially change the nature of the business ordinarily conducted by the Joint Venture;

(b) the borrowing of any funds in an amount greater than $1,000,000, on behalf of the Joint Venture or the incurrence, assumption or guarantee of any debt by the Joint Venture, except as incurred in the ordinary course of business;

(c) the commencement of any litigation on behalf of the Joint Venture seeking damages in excess of $100,000 or the settlement of any litigation or other dispute involving the Joint Venture for an amount in excess of $100,000; and

(d) the disposition of all or any material portion of the Property.

16.13 All meetings shall be held at such place in the City of Toronto, as shall be designated by the Operator unless otherwise agreed to by the Participants.

16.14 There shall be included with a notice of meeting such material and data as may be reasonably required to enable the members of the Management Committee to determine the position they should take in respect of any vote or election to be made at such meeting.

16.15 The Operator shall have the responsibility of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing same to the Participants. Unless any Participant whose representative was present at the relevant meeting objects by notice in writing delivered to the Operator within 30 days of receipt of minutes of meetings, detailing the basis for such objection, the minutes so distributed shall be deemed a conclusive record of the proceedings of such meetings. The Participants shall not effect any action based on minutes, which are in dispute and, in the event of any dispute in respect of the minutes, the Participants shall reconvene a Management Committee meeting within seven days to resolve such dispute.

17. POWERS OF MANAGEMENT COMMITTEE

17.1 The Management Committee shall, without limiting any of its powers as specified elsewhere in this Agreement, have the exclusive right, power and authority separately with respect to the Property to:

(a) approve, modify, or reject any Program, Feasibility Report, Production Program or Operating Plan proposed by the Operator or any Program, Feasibility Report or Production Program proposed by a Participant;

(b) remove the Operator of the Property;

(c) appoint a new Operator if the Operator resigns pursuant to subsection 11.1 or is deemed to have resigned pursuant to subsection 11.3;

(d) determine the terms of engagement of the Operator, including any remuneration payable to the Operator on the basis that the Operator should neither profit nor lose for acting as such;

(e) approve or reject the sale, abandonment or disposition of any part of the Assets (other than the Property), which, in the case of any asset or series of related assets having a value in excess of $200,000; and

(f) establish accounting procedures from time to time for the Operator.

18. OPERATING PROGRAMS, BUDGETS AND PAYMENTS

18.1 On the commencement of Commercial Production for the Property, all mining operations on the Property will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of an operating year and in accordance with the Accounting Procedure. The first operating year for the Property will be the period from the commencement of Commercial Production to December 31st of the same calendar year and thereafter each operating year will coincide with the calendar year (an "Operating Year").

18.2 Prior to the beginning of each Operating Year the Operator will prepare and deliver to the Participants an Operating Plan for the ensuing Operating Year. The Operating Plan applicable to the first Operating Year will be submitted not later than the third quarter of each Operating Year, and the Operating Plan for each subsequent operating year will be submitted not later than November 15 in the year immediately preceding the Operating Year to which such Operating Plan relates. Each Operating Plan will contain, with reference to the Operating Year to which it relates, the following:

(a) a plan of proposed mining operations including, without limiting the generality of the foregoing, particulars of any special items such as:

(i) an increase of 20% or more in the capacity or through put of the concentrating mill or mining capacity,

(ii) additional general exploration of the Property outside the mine,

(iii) opening and equipping an additional mine or mines on the Property,

(iv) any departure from development or mining plans previously followed by the Operator,

(v) any plans for stockpiling of Mineral Products, or

(vi) any development work to be completed in any Operating Year if such work in not required in the ordinary course to continue mining as contemplated by the approved Operating Plan and Costs therefore are reasonably estimated by the Operator to exceed $1,000,000;

(b) a detailed estimate of all Operating Costs plus a reasonable allowance for contingencies;

(c) an estimate of the quantity of Mineral Products to be produced from the Property; and

(d) such other facts and figures as may be necessary to give the other parties a reasonably complete picture of the results the Operator plans to achieve;

and the Operator shall promptly supply to each Participant any additional or supplemental information which that Participant may reasonably require in respect to the Operating Plan.

18.3 Each Participant will have 60 days from receipt of any annual Operating Plan within which to consider such Operating Plan following which a meeting of the Management Committee will be called to deal with any objections and alternative proposals. The proposed Operating Plan will then be voted on by the Management Committee. If the proposed Operating Plan is approved but any Participant objects to the approved Operating Plan on the basis of any of the items as set out in subparagraphs 18.2(a)(i) to (vi) the Operator will either modify the Operating Plan or may elect to bear the Operating Costs of such Participant relating to such item, in which event it will be entitled to recoup such amount together with interest at the Prime Rate plus two percent.

18.4 Based upon the budgets submitted to and approved by the Management Committee as the same may be revised from time to time the Operator shall submit to each Participant on or before the 10th day of each month an estimate of the cash requirements for the next month which shall show:

(a) separately the estimated cash disbursements which the Operator will be required to make for Operating Costs and any other expenditures approved by the Participants;

(b) the extent if any to which such disbursements will be satisfied out of cash in the Operating Fund (as hereinafter defined) after allowing for the cash balance to be maintained in the Operating Fund as approved by the Management Committee;

(c) the amounts, if any, which are credited to each Participant in the immediately preceding month;

(d) the Cost Share which each Participant will be required to furnish to the Operator for such disbursements net of and indicating the amount of Operating Costs, if any, to be advanced by the Operator on behalf of that Participant pursuant to subsection 18.3; and

(e) the account into which the required funds are to be deposited.

18.5 Within 15 days after receipt of each such cash estimate, the Participants will remit to the Operator their respective Cost Shares required under paragraph 18.4(d) and if any Participant fails to pay all or any part of its Cost Share pursuant to paragraph 18.4(d) the Operator shall be entitled to pay the unpaid share of that Participant. If the Operator pays such unpaid share, it will be entitled to recoup such amount, together with interest thereon at a rate equal to the Prime Rate plus three (3%) percent per annum, compounded semi-annually, not in advance, on June 30 and December 31 in each year, pursuant to subsection 19.3, and have a lien in respect of 100% of such amount pursuant to section 24.

18.6 Prior to incurring any Operating Cost hereunder or as soon as reasonably practicable thereafter, the Operator will open an account or accounts in bank(s) approved by the Participants for the purpose of establishing and maintaining therein at all times a cash fund (the "Operating Fund") from which Operating Costs will be paid by the Operator or from which the Operator may be reimbursed for Operating Costs spent by it.

18.7 All money received by the Operator from the Participants and the payment of the Operator's invoices for accrued Operating Costs shall be deposited in the Operating Fund and, in addition, each Participant shall deposit or cause to be deposited in the Operating Fund at the times and in the manner provided in subsection 18.4 the sums provided for therein. The total amount of deposits in the Operating Fund, regardless of the source thereof, shall at no time exceed the gross Operating Costs of the Operator for the then current and next succeeding month as estimated in the Operating Plan then in effect.

18.8 On commencement of the Production Program or on such earlier date as the Operator considers it necessary based on the work being carried out on the Property, the Operator shall establish and administer a contingency fund (the "Contingency Fund"), in addition to all required statutory funds, to be maintained as a separate account for the purpose of paying all costs, outlays, expenses, obligations, liabilities and charges of whatever kind or nature incurred or chargeable, directly or indirectly, by the Participants for environmental protection, reclamation, pollution control, testing, monitoring, clean-up, containment and removal of hazardous substances from the Property, remediation, decommissioning, shutdown and other similar matters ("Reclamation and Remediation Costs"), severance pay and pensions for employees arising as a result of operations and in connection with the permanent shut down in whole or in part of any mine on the Property. At the time such Contingency Fund is established the Operator will estimate the amount required throughout the life of the mine and, based upon the estimated mine life, the amount required to be contributed by each Participant in accordance with its Interest in the Property on an annual basis or from time to time in the case of special or unexpected Reclamation and Remediation Costs. Such Contingency Fund shall be held in trust on behalf of the Participants and invested and reinvested by the Operator in Government of Canada treasury bills or similar liquid investments as the Management Committee may from time to time authorize acting prudently on behalf of the Participants. To the extent that additional funds are required once the Contingency Fund is in place and the Management Committee is of the view that there will be sufficient future Mineral Products produced from the Property to replenish any moneys borrowed from the Contingency Fund the Operator will distribute such funds to the Participants in accordance with their respective Interests in the Property. In the event of any subsequent shortfall in the Contingency Fund, each Participant will within 30 days of being requested to do so in writing by the Operator, repay its Cost Share of such funds.

18.9 If the Interest of a Participant in the Property is converted to a Net Smelter Returns Royalty pursuant to subsection 10.5 the Participant whose Interest in the Property was converted shall remain liable for its Cost Share of all amounts chargeable to it in respect of the Property through to the date of such conversion. If the remaining Participants require it to do so, the Participant whose Interest in respect of the Property was so converted shall secure to the satisfaction of the remaining Participants its Cost Share of the costs of reclamation of the surface lands to the Property and other environmental rehabilitation as may be required, such Cost Share to be determined on the basis of the Interest of such Participant in respect of the Property at the time the events giving rise to such liabilities occurred.

19. DISPOSITION OF PRODUCTION

19.1 Subject to the provisions of subsection 19.3, for any period after the commencement of Commercial Production on the Property and provided that each Participant has paid to the Operator its respective Cost Share of Operating Costs for that period, the Participants shall take in kind and separately dispose of Mineral Products in the ratio of their respective Interests in the Property.

19.2 For purposes of determining the value of Mineral Products taken in kind pursuant to subsection 19.1, each Participant's share of Mineral Products shall be valued at the time of delivery to the Participants (or purchase or sale by the Operator pursuant to subsection 19.5) and at a value equal to that received by the Participant acting as Operator for its share of such Mineral Products after deduction of:

(a) all costs of transporting Mineral Products, including insurance, from the Property to the place of delivery designated by the purchaser of such Mineral Products,

(b) such reasonable charge for marketing Mineral Products as is consistent with generally accepted industry marketing practices, and

(c) all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by such Participant in connection with the disposition of Mineral Products taken in kind.

19.3 If the Operator makes any payment on behalf of a Participant pursuant to subsections 15.9 (a) and 18.5, it shall have the prior and preferred right pursuant to section 24 to receive that Participant's share of Mineral Products under subsection 19.1 until the Operator has received Mineral Products in kind of a value equal to 100% of the actual payment plus interest at the Prime Rate plus three (3%) percent made as provided in subsection 18.5. If the Operator makes any payment on behalf of a Participant pursuant to subsection 18.3 it shall have the prior and preferred right pursuant to section 25 to receive that Participant's share of Mineral Products under subsection 19.1 until the Operator has received Mineral Products in kind of a value equal to the actual payment made by the Operator pursuant to subsection 18.3 together with interest at the Prime Rate plus three per cent, calculated on the outstanding balance from time to time from the date of advance of such funds.

19.4 Any extra expenditure incurred by reason of the taking in kind or separate disposition by a Participant of its proportionate share of Mineral Products shall be borne by that Participant and that Participant shall be required to construct, operate and maintain, at its own expense, any and all facilities which may be necessary to receive, store and dispose of its share of Mineral Products.

19.5 If either Participant elects not to take Mineral Products in kind or fails to make the necessary arrangements to take in kind or separately dispose of its proportionate share of Mineral Products, the Operator as agent may purchase for its own account or sell such share, subject to the right of the Participant owning such share to revoke at will the Operator's authority under this subsection in respect of Mineral Products not then purchased by the Operator or committed for sale to others, and the Operator shall be entitled to deduct from the sale proceeds all costs of or related to marketing such Mineral Products including, without limitation, transportation, storage, commissions, and discounts but all contracts of sale executed by the Operator for a Participant's share of Mineral Products shall be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the circumstances and in no event shall any such contract be for a period in excess of one year.

19.6 Proceeds, if any, from the sale by the Operator of Mineral Products pursuant to subsection 19.5 shall be calculated by the Operator separately for each Participant at the end of each calendar month and shall be paid monthly within 20 days after the end of each such calendar month following payment to the Operator by each Participant of its respective Cost Share of Operating Costs outstanding as at the end of that calendar month.

19.7 If a Participant, any Associated Company of a Participant or any person with whom a Participant is not dealing at arm's length is a purchaser of Mineral Products from a Participant, and if the value of such Mineral Products is to be used to determine any matter arising under this section, such Participant shall be required to receive competitive prices for all Mineral Products so sold.

20. AUDIT

20.1 The records relating to the Property including all Costs and Mineral Products taken in kind or to the calculation of proceeds from the sale thereof shall be audited annually at the end of each fiscal year of the Operator and:

(a) any adjustments required by such audit shall be made forthwith;

(b) a copy of the audited statements shall be delivered to the Participants within six months of the end of such fiscal year; and

(c) the expenses of any such audit will be deemed to be Costs;

and all such accounts and records shall be deemed to be correct and accurate unless questioned by a Participant within 12 months following the end of the calendar year to which the accounts relate.

20.2 Each Participant at reasonable times and upon notice in writing to the Operator, shall have the right to inspect, audit and copy the Operator's accounts and records relating exclusively to the operations of the Joint Venture for any calendar year within 12 months following the end of such calendar year. The Participants shall make all reasonable efforts to conduct audits in a manner which will result in a minimum of inconvenience to the Operator and the expenses of any such audit will be borne by the Participant which implemented it.

21. SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

21.1 Subject to subsection 21.2, each Participant agrees that all information obtained hereunder shall be the exclusive property of the Participants and not publicly disclosed or used other than for the activities contemplated hereunder and except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the written consent of the other Participants, such consent not to be unreasonably withheld or delayed.

21.2 Consent to disclosure of information pursuant to subsection 21.1 shall not be unreasonably withheld where a Participant wishes to disclose any such information to a third party for the purpose of arranging bona fide financings for its contributions to Costs hereunder or for the purpose of selling its Interest in the Property, or attracting a third party to enter a joint venture in respect of the Property, provided that such third party gives its undertaking to the Participants that any such information not theretofore publicly disclosed shall be kept confidential and not disclosed to others.

21.3 Each party will, prior to making any press release or other written public disclosure, provide to the other a draft not less than twenty-four (24) hours prior to the proposed release thereof and will, prior to making such disclosure, consider the comments of the other party with respect to such draft in finalizing the disclosure.

21.4 Neither Participant shall be liable to the other for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such Participant has taken reasonable steps to ensure the preservation of the confidential nature of such information.

22. LIMITED CHARGING

22.1 Each Participant hereby covenants and agrees with the other to cooperate fully in connection with any production financing for the Property which is presented on reasonable commercial terms for projects of a similar nature, size and financial risk and to hold its Interest free and clear of all liens, charges and encumbrances including any floating charge (except liens for taxes not yet due and other inchoate liens and arising from operations on the Property being contested in good faith) and each Participant shall, if so required by the terms of such project financing, issue to any lender providing such financing, bonds, debentures or other security instruments charging its Interest in the Property, inter alia, by way of a specific first mortgage and charge limited to its Interest in the Property. No such project financing shall require either Participant to give any guarantee to any third party on behalf of the other Participant, to be jointly and severally liable for the repayment of such financing or to give security to any lenders in respect of such financing in an amount greater than its Interest in the Property.

22.2 If a joint financing for the Production Program is not arranged as contemplated in subsection 22.1, then notwithstanding the provisions of section 25, for the purpose of financing its share of the Production Program a Participant may, at any time, mortgage, charge or otherwise encumber the whole or any part of its Interest in the Property but only upon

the condition that the holder of such encumbrance, (hereinafter called the "Chargee"), first enters into a written agreement with the other Participant in form satisfactory to counsel for such other Participant, binding upon the Chargee, to the effect that:

(a) the Chargee will not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Interest in the Property and that such encumbrance shall be subject to the provisions of this Agreement;

(b) the Chargee's remedies under the encumbrance shall be limited to the sale of the whole, (but only of the whole), of the encumbering Participant's Interest in the Property to the other Participants in accordance with section 23, or failing such disposition, at a public auction to be held after 90 days' prior notice to the other Participants, such sale to be subject to the purchaser entering into a written agreement with the other Participants whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement; and

(c) if the Interest of a Participant in the Property is forfeited, the right of such Participant to act as Operator for the Property will cease.

23. RESTRICTIONS ON ALIENATION

23.1 Except in accordance with this Agreement neither Participant shall transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate any or all of its Interest in the Property or transfer or assign any of its rights under this Agreement.

23.2 Neither Participant shall sell any of its Interest in the Property or otherwise transfer or assign any of its rights under this Agreement except:

(a) in its entirety, unless specifically provided otherwise hereunder;

(b) pursuant to an agreement in writing;

(c) as a single transaction not directly or indirectly part of some other sale or purchase or agreement for any additional consideration of any nature whatsoever; and

(d) when there is no default of any of the covenants and agreements herein contained by such Participant.

23.3 Nothing in this section shall prevent:

(a) a sale by either Participant of all of its Interest in the Property or an assignment of all its rights under this Agreement to an Associated Company provided that such Associated Company first complies with the provisions of subsection 23.11 and agrees with the other parties in writing to retransfer such Interest to the originally assigning party before ceasing to be an Associated Company of such Participant; or

(b) a joint disposition of the Property or all or any part of the other assets constituting any part of the Assets to a third party by the Participants; or

(c) a transfer of all or any part of the Interest of one Participant to the other Participant.

23.4 Subject to subsections 23.1, 23.2 and 23.3 if either Participant (in this section called the "Offeror") intends to sell its Interest in the Property or assign its rights under this Agreement it shall give notice in writing to the other Participant (in this section the Participant receiving such notice is called the "Offeree") of such intention together with the terms and conditions on which the Offeror intends to sell its Interest in the Property or assign its rights under this Agreement.

23.5 Subject to subsections 23.1, 23.2 and 23.3, if either Participant (in this section also called the "Offeror") receives any offer to purchase its Interest in the Property or assign its rights under this Agreement which it intends to accept, the Offeror shall not accept the same unless and until the Offeror has first offered to sell such Interest in the Property or rights to the other Participant (in this section also called the "Offeree") on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with subsection 23.7.

23.6 Any communication of an intention to sell pursuant to subsections 23.4 or 23.5 (the "Offer" for the purposes of this section only) shall be in writing delivered in accordance with section 26 and shall:

(a) set out fully and clearly all of the terms and conditions of any intended sale;

(b) if it is made pursuant to subsection 23.5, include a photocopy of the Offer and clearly identify the entity making the offer and include such information as is known by the Offeror about such entity;

and such communication will be deemed to constitute an Offer by the Offeror to the Offeree to sell the Offeror's Interest in the Property or transfer or assign its rights under this Agreement to the Offeree on the terms and conditions set out in such Offer.

23.7 Any Offer made as contemplated in subsection 25.6 shall be open for acceptance by the Offeree for a period of 60 days from the date of receipt by the Offeree.

23.8 If an Offeree accepts the Offer within the time limited, such acceptance shall constitute a binding agreement of purchase and sale between the Offeror and the Offeree for the Interest in the Property or its rights under this Agreement on the terms and conditions set out in such Offer.

23.9 If the Offeree does not accept the Offer within the time limited the Offeror may complete a sale and purchase of its Interest or its rights under this Agreement on exactly the same terms and conditions set out in the Offer and, where applicable, only to the party making the original offer to the Offeror as contemplated in subsection 23.5, and in any event such sale and purchase will be completed within 60 days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section.

23.10 While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section.

23.11 Before the completion of any sale by a Participant of its Interest or rights under this Agreement, to an Associated Company or otherwise, the entity purchasing such Interest shall, at the election of the Participants not selling, enter into an agreement with the Participant not selling on the same terms and conditions as set out in this Agreement.

23.12 Each Participant agrees that its failure to comply with the restrictions set out in this section would constitute an injury and damage to the other Participant impossible to measure monetarily and, in the event of any such failure the other Participant shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to seek injunctive relief restraining or enjoining any sale of any Interest in the Property or assignment of any rights under this Agreement save in accordance with the provisions of this section.

23.13 If the Participant acting as Operator sells its Interest in the Property or transfers or assigns its rights under this Agreement to a third party, its right as Operator under this Agreement shall be included in such sale only if the third party is acceptable to the remaining Participant and is capable of assuming and performing the duties and obligations of the Operator imposed under this Agreement.

24. <u>OPERATOR'S LIEN</u>

24.1 The Operator will have a first lien and charge (subject only to the rights of any third party providing financing for the Production Program), on the Participants' respective Interests, their right to receive either Product in kind or proceeds from the sale thereof and their interests in any contracts for the sale of Product as security for:

(a) their respective Cost Shares of Operating Costs; and

(b) any amount paid on behalf of a Participant by the Operator pursuant to this Agreement, plus (if applicable) interest as set out therein;

such lien and charge to be secured, upon the request of the Operator, by a mortgage, pledge and charge, general security agreement and *Personal Property Security Act* (Ontario) financing statement in favour of the Operator upon a Participant's Interest, its right at any time to receive either Product in kind or proceeds from the sale thereof and its interest in any contracts for the sale of Product, but if a Participant wishes to provide a sufficient bond for securing such payment, in the place of a mortgage, pledge and charge, general security agreement and financing statement, it may elect to do so, and if the Operator

objects thereto, the sufficiency of the bond (including the acceptability of the obligor thereunder) will be submitted to arbitration pursuant to section 30.

25. ENCUMBRANCE, PARTITION AND INDEMNIFICATION

25.1 Except as otherwise provided herein, a Participant shall not encumber or suffer to exist any lien, charge or encumbrance on its Interest.

25.2 Neither Participant shall partition or seek partition, whether through order of any court or otherwise, of the Property, or other assets constituting any part of the Assets.

25.3 A Participant shall not have authority to act for or assume any obligations or liabilities on behalf of the other Participant except such as are specifically authorized pursuant to and in accordance with the terms of this Agreement, and each Participant shall indemnify and hold the other, and their officers, employees, and agents, harmless from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of any obligations by it done or undertaken on behalf of the other Participant other than as provided herein.

26. NOTICE

26.1 Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by sending the same by, telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a) If to MBMI, to its attention at:

MBMI Resources Inc.
Box 22
Suite 470 – 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Attention: Michael Mason, President
Facsimile No.: (604) 683-8544

(b) If to Tri-Energy:

Tri-Energy Inc.
Suite 1260, 1180 West Georgia Street
Vancouver, British Columbia
V6E 4A2

Attention: President
Facsimile No.: (604) 684-3350

(c) If to Garson:

Garson Resources Ltd.
Suite 1260, 1180 West Georgia Street
Vancouver, British Columbia
V6E 4A2

Attention: President
Facsimile No.: (604) 684-3350

(d) If to Young-Shannon at:
Young-Shannon Gold Mines, Limited
Unit 12A, Suite 232
4981 Hwy. 7
Markham, Ontario
L3R 1N1

Attention: President
Facsimile No.: (905) 948-9211

26.2 Any notice, direction or other instrument will, if delivered on a regular business day, be deemed to have been given and received on the day it was delivered and otherwise on the next business day, and if sent by telecommunication, facsimile or other similar form of communication on a regular business day, be deemed to have been given or received on the day it was so sent and otherwise on the next business day.

26.3 Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such Participant for the purposes of giving notice hereunder.

27. FURTHER ASSURANCES

27.1 The Participants will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

28. MANNER OF PAYMENT

28.1 All references to monies hereunder shall be in Canadian funds. All payments to be made to any Participant hereunder may be made by cheque or draft mailed or delivered to such Participant at its address for notice purposes as provided herein, or deposited for the account of such Participant at such bank or banks as such Participant may designate from time to time by written notice said bank or banks shall be deemed the agent of the designating Participant for the purpose of receiving, collecting and receipting such payment.

29. TERMINATION

29.1 Subject to the provisions of subsection 5.3 in the case of termination price to the exercise of the Option this Agreement shall terminate upon the occurrence of the earliest of:

(a) a written agreement by the Participants to terminate;

(b) the termination of the Option and this Agreement pursuant to subsection 7.1;

(c) except with respect to the Net Smelter Returns Royalty, upon the transfer of all of a Participant's Interest to the Remaining Participant; or

(d) such time as there is only one Participant and no party holds a Net Smelter Returns Royalty.

29.2 A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participants of the effective date of withdrawal. Such notice of withdrawal will:

(a) indicate a date for withdrawal not less than three (3) months after the date on which the notice is given;

(b) contain an undertaking that the withdrawing Participant will:

(i) satisfy its Cost Share, based on its then current Interest, for all amounts chargeable to it in respect of operations hereunder performed prior to the date of withdrawal,

(ii) pay its Cost Share, based on the Interest which it surrendered, of the Costs of rehabilitating and reclaiming the Property as at the date of surrender, and

(iii) not, for a period of two (2) years from the date of surrender, acquire, directly or indirectly any rights or interests in or to minerals in the area covered by the Property; and

(c) include with it a release in writing, in form acceptable to counsel for the Operator, releasing the other parties from all claims and demands hereunder, except for those which arose or accrued or were accruing due on or before the date of withdrawal.

29.3 A Participant to whom a notice of withdrawal has been given as contemplated in subsection 29.2 may elect, by written notice given within ninety (90) days to the withdrawing Participant, to accept the withdrawal or to join in the withdrawal. The withdrawing Participant will execute and deliver all such documents as are required to convey its Interest to the Participants that elect to accept the withdrawal, if more than one then in proportion to their respective Interests. If all of the Participants join in the withdrawal, the Joint Venture will terminate in accordance with this section 29, the Participant which was the Operator being obligated to continue as Operator to effect the termination and the other Participants being obligated to fund their respective Cost Shares of the Costs incurred. Any withdrawal under subsection 29.2 or 29.3 will not relieve the withdrawing Participant of its Cost Share of liabilities to third persons (whether such accrues before or after such withdrawal). For purposes of this subsection 29.3, the withdrawing Participant's Cost Share of such liabilities will be equal to its Interest at the time such liability was incurred.

29.4 On termination of this Agreement pursuant to this section 29, the Participants will remain liable for continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of operations hereunder during the term of this Agreement.

29.5 Promptly after termination under this section 29, the Operator will take all action necessary to wind up the activities of the Joint Venture, and all costs and expenses incurred in connection with the termination of the Joint Venture will be Costs chargeable to the Joint Venture. The Assets will first be paid, applied, or distributed in satisfaction of all liabilities of the Participants to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Operator will have the right to segregate amounts which, in the Operator's reasonable judgment, are necessary to discharge continuing obligations or to purchase for the account of the Participants, bonds or other securities for the performance of such obligations. Thereafter, any remaining cash and all other Assets will be distributed (all Assets other than cash being distributed in undivided interests unless otherwise agreed) to the Participants in proportion to their then current Interest.

29.6 A Participant that withdraws pursuant to subsection 29.2, or has transferred its Interest in consideration of a Net Profits Return Royalty pursuant to subsection 10.5, will not, directly or indirectly, acquire any rights to or interest in minerals within the area covered by the Property for two (2) years after the effective date of withdrawal. If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this subsection 29.6, such Participant or Affiliate will be obligated to offer to convey to the non-withdrawing Participants, without cost, any such right or interest so acquired. Such offer will be made in writing and can be accepted by the non-withdrawing Participants at any time within sixty (60) days after it is received by such non-withdrawing Participants.

29.7 Prior to the distribution of the Assets or the net revenues received on the disposal thereof on termination of this agreement, the Management Committee will meet and may approve a procedure for the retention, maintenance and disposal of documents maintained by the Management Committee (the "Documents") and will appoint such party as may consent thereto to ensure that all proper steps are taken to implement and maintain that procedure. If a quorum is not present at the meeting or if the Management Committee fails to approve a procedure as aforesaid, the Operator, if a party, or otherwise the party holding the largest Interest as at the day immediately preceding the date the Management Committee was called to meet, will, subject to the provisions of section 21, retain, maintain and dispose of the Documents according to such procedure, in compliance with all applicable laws, as it deems fit. The Participant entrusted with the retention will be entitled to receive payment of those costs and expenses prior to any distribution being made of any of the Property or the net revenues received on the disposal thereof.

29.8 On termination of this agreement or on the deemed withdrawal of a Participant or the withdrawal of a Participant, the Operator will have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to:

(a) wind up all operations hereunder; and

(b) complete any transaction and satisfy any obligation, unfinished or unsatisfied at the time of such termination or withdrawal, if the transaction or obligation arises out of operations hereunder prior to such termination or withdrawal.

The Operator will also have the power and authority, but only in the event of termination or withdrawal as referred to in this subsection 29.8, to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Joint Venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, common interest or a common liability.

30. ARBITRATION

30.1 Any dispute arising between the Participants in respect of the interpretation of this Agreement or any matter to be agreed upon hereunder will be submitted to a single arbitrator to be agreed upon by the parties to that dispute, provided that if a single arbitrator cannot be agreed upon within ten business days after the appointment of the single arbitrator has been requested in writing by one of the parties, then the dispute will be referred to a board of three arbitrators, one to be appointed by each side to the dispute and a third arbitrator to be appointed by the first two named arbitrators in writing.

30.2 Any Participant may, upon written notice to the others demand arbitration of any dispute hereunder.

30.3 No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

30.4 Upon appointment in accordance with subsection 30.1 the arbitrator(s) will immediately proceed to hear and determine the dispute.

30.5 The award of the arbitrator(s) will be made within 45 days after his (their) appointment subject to any reasonable delay due to unforeseen circumstances. The award of the arbitrator(s) will be in writing and signed by the arbitrator(s) and will be final and binding upon the Participants who will abide by the award.

30.6 The provisions of this section will be deemed to be a submission to arbitration within the provisions of the Commercial Arbitration Act (Ontario).

31. TIME OF ESSENCE

31.1 Time is of the essence in the performance of this Agreement.

32. HEADINGS

32.1 The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

33. ENUREMENT

33.1 This Agreement shall enure to the benefit of and be binding upon the Participants and their respective successors and permitted assigns.

34. FORCE MAJEURE

34.1 Neither Participant will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to, war, insurrection, civil unrest, adverse weather conditions, environmental protests or blockages, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event").

34.2 All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in subsection 34.1.

34.3 A Participant relying on the provisions of subsection 34.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Participant to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

35. DEFAULT

35.1 Notwithstanding anything in this Agreement to the contrary (other than the provisions of this Agreement providing for elections to contribute and contributions to any Program and any Production Program for which no notice of default need be given), if either Participant (a "Defaulting Participant") is in default of any requirement herein set forth the other Participant shall give written notice to the Defaulting Participant specifying the default and the Defaulting Participant shall not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected Participant the Defaulting Participant has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Participant fails within such period to take reasonable steps to cure any such default, the affected Participant shall be entitled to seek any remedy it may have on account of such default.

36. FURTHER AGREEMENT

36.1 After the commencement of Commercial Production, either Participant may give notice to the other Participant requiring such Participant to enter into negotiations to settle a detailed operating agreement to supersede this Agreement. The Participants will endeavour to settle and execute such an agreement but if they fail to do so this Agreement will remain in full force and effect.

36.2 If either Participant determines that it would be in the best interests of the Joint Venture to have the Participants' Interests held by a joint venture company, owned by the Participants, for the sole purpose of holding such interests, such Participant may give notice to the other Participant, requiring such Participant to enter into negotiations to settle a new joint venture structure and related documentation to supersede this Agreement, but if they fail to do so this Agreement will remain in full force and effect.

37. ENTIRE AGREEMENT

37.1 This Agreement constitutes the entire agreement between the Participants and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

38. GOVERNING LAW

38.1 This Agreement shall be governed by and construed according to the laws of Ontario, and the laws of Canada applicable therein.

39. SEVERABILITY

39.1 If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, that invalidity or unenforceability will attach only to such term or part term, and the remaining part of the term and all other terms of this Agreement will continue in full force and effect. The invalidity or unenforceability of any term in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

40. AREA OF INTEREST

40.1 Each Participant hereby covenants and agrees with the other that if it, or any Associated Company of it (an "Offeror") acquires, directly or indirectly or pursuant to any third party agreement, any form of interest in minerals located wholly or in part within the Area of Interest the Offeror will promptly offer, or in the case of an Associated Company, use its best efforts to cause such Associated Company to offer such interest to the other Participant (the "Offeree") by notice in writing to the Offeree setting out the nature of such mineral interest and including all information known by the Offeror about such

mineral interest, the Offeror's, or its Associated Company's, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, the Offeree accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a portion of the Offeror's acquisition costs as set out in such notice equal to the Offeree's Interest in the Property as of the date of this Agreement, such mineral interest will become part of the Property and any acquisition costs so paid will form part of that Participant's Costs.

40.2 Each Participant hereby covenants and agrees with the other to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals subject only to royalty interests in favour of the property vendor and financial provisions contemplating the use of one processing facility for ores derived from the various properties in the Area of Interest and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this Agreement.

41. COUNTERPARTS

41.1 This Agreement may be executed in one or more counterparts by original or facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

MBMI RESOURCES INC.

Per: [signature]
Authorized Signatory

CARSON RESOURCES LTD.

Per: [signature]
Authorized Signatory

TRI-ENERGY INC.

Per: [signature]
Authorized Signatory

YOUNG-SHANNON GOLD MINES, LIMITED

Per: [signature]
Authorized Signatory

SCHEDULE "A" – PROPERTY DESCRIPTION

THIS IS SCHEDULE "A" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN MBMI RESOURCES INC., TRI-ENERGY INC., GARSON RESOURCES LTD. AND YOUNG-SHANNON GOLD MINES, LIMITED

Pursuant to a Share Acquisition Agreement dated for reference October 31, 2002 made between Mighty Beaut Minerals Inc. (now MBMI Resources Inc.), TRI-Energy Inc., Garson Resources Ltd. and their Shareholders, MBMI Resources Inc. has the right upon completion of the transactions, MBMI contemplated in the agreement to acquire 100% of the shares of Tri-Energy held by the Vendors, representing 90.0005% of the issued and outstanding shares of Tri-Energy.

MCMILLAN GOLD MINE PROPERTY DESCRIPTION AND LOCATION

The property consists of 26 claim units located on the north shore of House Lake in Lots 9, 10, 11 & 12, Concession 3 in Mongowin Township and Lots 1 & 2, Concession 2 & 3 in McKinnon Township, Sudbury Mining District, Ontario. The claims are registered under the name of Garson Resources Ltd. (a subsidiary of MBMI Resources Inc.):

Claims Subject To NSR	Township/Area	Claim Number	Recording Date	Claim Due Date	Percent Option	Work Required	Total Applied
	MCKINNON	S 3009445	2004-Jan-19	2006-Jan-19	100%	3200	0
	MONGOWIN	S 3009444	2004-Jan-19	2006-Jan-19	100%	1600	0
	MONGOWIN	S 3009446	2004-Jan-19	2006-Jan-19	100%	800	0
*	MONGOWIN	S 605812	1984-Mar-02	2006-Mar-02	100%	400	8400
*	MONGOWIN	S 605813	1984-Mar-02	2005-Mar-02	100%	400	8000
*	MONGOWIN	S 791201	1984-Mar-02	2005-Mar-02	100%	400	8000
*	MONGOWIN	S 791202	1984-Mar-02	2006-Mar-02	100%	400	8400
*	MONGOWIN	S 791203	1984-Mar-02	2007-Mar-02	100%	400	8800
*	MONGOWIN	S 791204	1984-Mar-02	2006-Mar-02	100%	400	8400
*	MONGOWIN	S 791205	1984-Mar-02	2005-Mar-02	100%	400	8000
*	MONGOWIN	S 791206	1984-Mar-02	2007-Mar-02	100%	400	8800
*	MONGOWIN	S 791207	1984-Mar-02	2007-Mar-02	100%	400	8800
*	MONGOWIN	S 791208	1984-Mar-02	2005-Mar-02	100%	400	8000
*	MONGOWIN	S 831142	1985-Jun-03	2006-Jun-03	100%	400	8000
*	MONGOWIN	S 831143	1985-Jun-03	2006-Jun-03	100%	400	8000

* These claims are subject to a 2% NSR royalty payable to the Rainbow Group of Companies, which royalty can be purchased at the rate of CDN $1 million for each 1% of the royalty.

Figure1: Property Map


MBMI Resources Inc.
McMillan Property
Property Map
1: 20,000
3009446
791205
791204
791206
791203
791207
791202
791208
791201
605813
3009444
S6924

SCHEDULE "B" – ROYALTY PAYMENTS

THIS IS SCHEDULE "B" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN MBMI RESOURCES INC., TRI-ENERGY INC., GARSON RESOURCES LTD. AND YOUNG-SHANNON GOLD MINES, LIMITED

Royalty Payments

In addition to the Claims registered with the Mining Recording Office, there are unregistered encumbrances against the Claims identified in as follows:

Certain of the claims set out in Schedule A are subject to a 2% NSR royalty payable to the Rainbow Group of Companies, which royalty can be purchased at the rate of CDN $1 million for each 1% of the royalty.

SCHEDULE "C" – NET SMELTER RETURNS ROYALTY

THIS IS SCHEDULE "C" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN MBMI RESOURCES INC., TRI-ENERGY INC., GARSON RESOURCES LTD. AND YOUNG-SHANNON GOLD MINES, LIMITED

Net Smelter Returns Royalty

1. The Net Smelter Royalty payable to a former Participant whose Interest was converted pursuant to subsection 10.3 of the Agreement (a "Payee") will be equal to 3% of Net Smelter Revenue, or such lesser amount as determined by subsection 6.7 of the Agreement, and will be paid by the remaining Participant (the "Payor") in accordance with the terms of this Schedule "C".

2. The Net Smelter Revenue will be calculated on a calendar quarterly basis and will be equal to Gross Revenue (as hereinafter defined) less Permissible Deductions (as hereinafter defined) for such quarter.

3. In this Schedule the following words have the following meanings:

   (a) "Agreement means the agreement between MBMI and Young-Shannon of which this Schedule forms part;

   (b) "Gross Revenue" means the aggregate of the following amounts (without duplication) accruing in each quarterly period following commencement of Commercial Production:

      (i) the revenue received by the Payor from arm's length purchasers of all Mineral Products;

      (ii) the fair market value of all Mineral Products sold by the Payor in such period to persons not dealing at arm's length with the Payor; and

      (iii) any proceeds of insurance on Mineral Products;

   (c) "Mineral Products" means all ores, concentrates, minerals and refined or semi-refined products produced from the Property;

   (d) "Permissible Deductions" means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are incurred with respect to the Property in each quarterly period:

      (i) sales charges levied by any sales agent on the sale of Mineral Products,

      (ii) transportation costs for Mineral Products from the Property to the place of beneficiation, processing or treatment and thence to the place of delivery of Mineral Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

      (iii) all costs, expenses and charges of any nature whatsoever which are either paid or incurred by the Payor in connection with refinement or beneficiation of Mineral Products after leaving the Property, including all smelter and refinery charges and all weighing, sampling, assaying, representation and storage costs, metal losses and umpire charges, and any penalties charged by the processor, refinery or smelter, and

      (iv) all insurance costs on Mineral Products and any government royalties, production taxes, severance taxes and sales and other taxes levied on Mineral

Products or on the production value thereof (other than income taxes of the Payor); and

(e) "Property" means the Property as defined under the Agreement.

4. For greater certainty, and without limiting the generality of the foregoing, all charges deducted by an arm's length purchaser of ores or concentrates whether for smelting, treatment, handling, refining, storage or any other operation on or service relating to the Mineral Products that occurs after the point of sale shall be considered to be legitimate deductions in arriving at the Net Smelter Revenue amount.

5. The Royalty will be calculated and paid within 60 days after the end of each calendar quarter. Smelter settlement sheets, if any, and a statement setting forth câlculations in sufficient detail to show the payment's derivation (the "Statement") must be submitted with the payment.

6. In the event that final amounts required for the calculation of the Royalty are not available within the time period referred to in Section 5 of this Schedule "C", then provisional amounts will be estimated and the Royalty paid on the basis of this provisional calculation. Positive or negative adjustments will be made to the Royalty payment of the succeeding quarter.

7. Subject to the adjustment provisions of this Schedule "C", all Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice ("Objection Notice") describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payor of this Statement. If the Payee objects to a particular Statement as herein provided, Payee will, for a period of sixty (60) days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Payee. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. The Payee will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of the Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the statement and Royalty payments for such quarter, and forever preclude the filing of exceptions thereto or making of claims for adjustment thereon by the Payee. Nothing herein will limit the Payee's rights arising out of fraud.

8. All profits and losses resulting from the Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to Mineral Products which is a precious metal (collectively, "Hedging Transactions") are specifically excluded from calculations of the payments on account of the Net Smelter Royalty pursuant to this Schedule "D" (it being the intent of the parties in any manner it chooses and that the Payee will not have any right to participate in such marketing activities or to share in any profits or losses therefrom). All Hedging Transactions by the Payor and all profits or losses associated therewith, if any, will be solely for the Payor's account. The amount of Net Smelter Revenue derived from all Mineral Products subject to Hedging Transactions by the Payor will be determined pursuant to the provisions of this paragraph 8 and not paragraph 2. As to precious metals subject to Hedging Transactions by the Payor, Net Smelter Revenue will be determined without reference to Hedging Transactions and will be determined by using, for gold, the quarterly average price of gold, which will be calculated by diving the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted, less an amount reasonably equivalent to the deductions permitted by paragraph 3(d). Any Mineral Products subject to Hedging Transactions will be deemed to be sold, and revenues received therefrom, only on the date of final settlement of the amount of refined Mineral Products allocated to the account of the Payor by a third party

refinery in respect of such transactions. Furthermore, the Payor will have no obligation to fulfil any futures, contracts, forward sales, gold loans or other Hedging Transactions which the Payor or any of its Associated Companies may hold with Mineral Products.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT AGREEMENT

THIS AGREEMENT made as of the 19th day of May, 2006 in the City of Vancouver, Province of British Columbia, Canada.

BETWEEN:

GARSON RESOURCES LTD., a company incorporated under the laws of British Columbia with an office in the City of Vancouver in the Province of British Columbia

(the "Company")

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada with an office in the City of Vancouver in the Province of British

("Computershare")

This Agreement witnesses that in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

1. Transfer Agent and Registrar

1.1 The Company hereby appoints Computershare as of the date of this Agreement (the "Effective Date") as its transfer agent and registrar ("Transfer Agent") to keep the register of holders and the register of transfers at its principal office in the City of Vancouver, Province of British Columbia and such additional cities as may be confirmed to Computershare hereafter pursuant to the written direction of the Company, for the 4,491,250 shares of the Company (the "Shares"), and Computershare hereby accepts such appointment upon the terms herein contained.

1.2 Computershare shall, at such offices, keep the Company's register of holders, register of transfers and branch register(s) of transfers (collectively the "Registers") and unissued share certificates and, subject to any general or particular instructions as may from time to time be given to it by the Company, Computershare shall:

(a) make such entries from time to time in the Registers as may be necessary in order that the accounts of each holder of Shares be properly and accurately kept and transfers of Shares properly recorded;

(b) upon payment of any applicable transfer taxes, countersign, register and issue share certificates to the shareholders entitled thereto, representing the Shares held by or transferred to them, respectively;

(c) record the particulars of all transfers of Shares upon the Registers; and

(d) furnish to the Company, upon the reasonable request and at the expense of the Company, such statements, lists, entries, information and material, concerning transfers and other matters, as are maintained or prepared by it as Transfer Agent and/or Dividend Disbursing Agent of the Company.

1.3 The Company agrees that on and after the Effective Date and so long as this Agreement is in force, it shall not issue any certificates for Shares without such certificates being countersigned by Computershare in its capacity as Transfer Agent.

1.4 The Company represents and warrants that all Shares issued and outstanding on the date of this Agreement are issued and outstanding as fully-paid and non-assessable and that with respect to future allotments and issuances of Shares, Computershare shall issue and regard such Shares as fully-paid and non-assessable.

1.5 In the case of the loss, theft or destruction of any certificate for Shares, the Company approves the Blanket Lost Instrument Bond Program, including the Waiver of Probate provision (collectively, the "Program") and authorizes Computershare to use the Program on the Company's behalf. Before a replacement certificate shall be issued, Computershare must receive: (a) evidence satisfactory to Computershare of the loss, theft or destruction of such certificate; and (b) an indemnity bond satisfactory to Computershare.

2. Shareholder Meetings

2.1 Computershare shall provide standard services in connection with one annual general meeting of shareholders during any one billing year.

3. Dividend Disbursing Agent

3.1 The Company hereby appoints Computershare as its Dividend Disbursing Agent to disburse to the holders of Shares of the Company dividends that may from time to time be declared by the board of directors of the Company and Computershare hereby accepts such appointment upon the terms herein contained.

3.2 Computershare shall disburse such dividends upon receiving a certified copy of a resolution of the board of directors of the Company declaring such dividends and, at least one business day before each payable date, funds in an amount sufficient for the payment of such dividends. The Company shall deliver sufficient funds to Computershare by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the parties. Notwithstanding the aforementioned, all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) must be made by electronic transfer.

4. Sub-Agents

4.1 The Company acknowledges and agrees that Computershare may, notwithstanding any other provision of this Agreement, appoint one or more agents ("Sub-agents") to maintain branch registers of transfers kept in cities outside of Canada, if any. Computershare shall notify the Company of any such Sub-agent so appointed.

5. Signatories

5.1 The Company shall deliver to Computershare certified specimens of the signatures of the directors and/or officers of the Company authorized to sign share certificates and other documents.

5.2 The Company shall deliver any evidence of its appointment of signatories which may be requested from time to time by Computershare.

5.3 Computershare may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer.

6. Legal Advice and Appointment of Agents

6.1 Computershare may, at its discretion and as it reasonably requires for the purpose of discharging its duties or determining its rights hereunder, refer any matter to the Company, the Company's legal counsel, or the legal counsel for Computershare, for direction and advice, and may retain consultants, experts, advisors, agents or agencies, brokers or organizations, including organizations related to Computershare. All costs and expenses incurred pursuant to this Section shall be at the expense of the Company. Computershare shall be entitled to act and rely upon, and shall be fully protected in acting and relying upon, the services and advice provided pursuant to this Section.

7. Limitation of Liability and Indemnification

7.1 Computershare shall not be liable for any action taken or omitted to be taken by Computershare under or in connection with this Agreement, except for losses caused by Computershare's bad faith, wilful misconduct or gross negligence.

7.2 The Company hereby agrees to indemnify and hold harmless Computershare, its affiliates, their current and former directors, officers, employees and agents, from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same results from gross negligence, wilful misconduct or bad faith on the part of Computershare.

7.3 Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, Computershare shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

7.4 Notwithstanding any other provision of this Agreement, any liability of Computershare shall be limited, in the aggregate, to the amount of fees paid by the Company to Computershare under this Agreement in the twelve (12) months immediately prior to Computershare receiving the first notice of the claim.

7.5 The provisions of this Section 7 shall survive the resignation or removal of Computershare or the termination of this Agreement.

8. Protection of the Transfer Agent and Dividend Disbursing Agent

8.1 Computershare shall:

(a) retain the right not to act and shall not be liable for refusing to act unless it has received clear instructions and/or documentation and sufficient time to give effect to such instructions and/or documentation;

(b) retain the right to refuse the transfer of any Shares in respect of a share certificate presented to Computershare until such time as Computershare is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Computershare shall not incur any liability in refusing in good faith to effect any transfer which in its judgment is improper or unauthorized, or in carrying out in good faith any transfer which in its judgment is proper or authorized. Computershare shall be entitled to treat as valid any certificate for Shares purporting to have been issued by or on behalf of the Company prior to the date of this Agreement;

(c) disburse funds hereunder only to the extent that funds have been deposited with it;

(d) if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn;

(e) incur no liability with respect to the delivery or non-delivery of any share certificate whether delivered by hand, mail or other means;

(f) with respect to any amount held on account of dividends or other distributable amount which is unclaimed or which cannot be paid for any reason, be under no

obligation to invest or reinvest the same but shall, subject to any applicable unclaimed property legislation, only be obligated to hold same in a current or other non-interest bearing account pending payment to the person or persons entitled thereto, and shall be entitled to retain for Computershare's own account any benefit earned by the holding of same prior to its disposition in accordance with this Agreement;

(g) be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement, but will do so at the request of the Company provided that the Company furnishes indemnity and funding satisfactory to Computershare against any liability, cost or expense which might be incurred; and

(h) with respect to meetings of securityholders, not be liable for having relied upon or deferred to the instructions or decisions of the Company, its legal counsel, or the chairman of the meeting.

9. Documents

9.1 The Company agrees that it will promptly furnish to Computershare from time to time:

(a) certified copies of all articles, any amendments thereto and all relevant By-laws;

(b) certified copies of all resolutions of the board of directors of the Company allotting or providing for the issuance of Shares;

(c) certified copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its share capital or the bankruptcy, insolvency or winding-up of the Company or the surrender of its charter; and

(d) that number of unissued share certificates as are reasonably requested by Computershare from time to time.

10. Custody

10.1 All share certificates surrendered to Computershare for cancellation shall be held by it for a period of six (6) years. Computershare shall not be required to hold such certificates after the expiry of such period, and may thereafter destroy such certificates without notice to the Company. The Company agrees to instruct Computershare from time to time as to the earlier disposal, if any, to be made of such share certificates. Any storage expenses incurred for retaining custody of the share certificates and related records in connection with the services hereunder shall be at the sole expense of the Company.

11. Assignment

11.1 Any entity resulting from the merger, amalgamation or continuation of Computershare or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the Transfer Agent and Dividend Disbursing Agent hereunder without further act or formality. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

12. Notices

12.1 Any notice or communication to be given by one party to this Agreement to the other shall be in writing and delivered or sent, by courier, by personal delivery, by first class insured mail, or by facsimile transmission to the following address:

If to the Company: Garson Resources Ltd.
311 - 401 Granville Street,
Vancouver, British Columbia
V6C 1V5

Attention: Corporate Secretary

If to Computershare: Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: General Manager, Client Services

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 12. Any such notice or communication shall be deemed to have been given and received by the addressee: (a) if sent by courier or personal delivery, upon actual delivery; (b) if sent by mail, five (5) business days after posting; and (c) if sent by facsimile transmission, upon the same business day if given during the ordinary business hours of the addressee, or the next following business day if given outside of such hours.

13. Fees and Expenses

13.1 The Company shall pay Computershare for the above-mentioned services and for all additional services required to fulfill its obligations hereunder or provided in connection herewith in accordance with the existing tariff or schedule of fees, which fees are subject to revision by Computershare from time to time on thirty (30) days' written notice, and shall reimburse Computershare for all costs and expenses. Without limiting the generality of the

foregoing and notwithstanding any other provision of this Agreement or of any tariff or schedule of fees, the Company agrees to pay Computershare such additional compensation, costs and expenses as are agreed between the parties to be warranted by any additional time, effort and/or responsibility incurred or expended by Computershare in order to comply with any laws it may be subject to as Transfer Agent and Dividend Disbursing Agent, including, without limitation, unclaimed property legislation.

13.2 The Company shall pay Computershare the fees and expenses within thirty (30) days of the date of Computershare's invoice. The Company acknowledges that late payment may be subject to interest charges as indicated on the invoice. All amounts so payable and the interest thereon will be payable out of any assets in the possession of Computershare in priority to amounts owing to any other persons.

13.3 The Company agrees that the fees of Computershare are confidential information. As such, the Company agrees not to disclose such fees to a third party without Computershare's prior written consent, save and except for disclosure (a) to the Company's professional advisors, held to strict confidence and (b) as required or otherwise compelled by law.

13.4 In the event the Company defaults in its payment obligations to Computershare hereunder, Computershare shall have the right, commencing thirty (30) days following written notification to the Company of such default and unless such default has been remedied, to immediately suspend service or terminate this Agreement, subject to Computershare's rights and recourses under this Agreement or applicable law.

14. Further Assurances and Co-operation

14.1 The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances and execute all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement. The parties further acknowledge that the implementation of this Agreement will require the co-operation and assistance of each of them. In particular, the parties agree to work in co-operation with any Sub-agent that Computershare may duly appoint. The fees and expenses to Computershare of any such Sub-agent shall be added to and form part of its compensation hereunder, and shall be reimbursed by the Company as set forth above, provided that the parties may, with such Sub-agent, agree that the Sub-agent shall invoice the Company directly.

15. Express Duties

15.1 Computershare shall have no duties or obligations except as expressly provided in this Agreement.

16. Tax

16.1 The Company shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to Computershare pursuant to this Agreement or as may be agreed subsequently, in writing by the parties. Computershare shall process only such tax matters as

have been specifically delegated to it pursuant to this Agreement or as may be agreed subsequently, and, in so doing, Computershare does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Company. Computershare shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by Computershare, directly or indirectly, from or on behalf of the Company or the shareholder. It is agreed that any direction must be supplied to Computershare prior to processing any entitlement or filing.

17. Counterparts

17.1 This Agreement may be executed in several counterparts and evidenced by a facsimile copy of an original execution page bearing the signature of each party, each of which when so executed shall be deemed to be an original, and such counterparts or facsimile copies thereof together shall comprise one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date first above written.

18. Force Majeure

18.1 Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

19. Entire Agreement

19.1 This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

20. Headings

20.1 The insertion of headings and the division of this Agreement into Sections, Subsections and Schedules are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof.

21. Severability

21.1 If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction, and shall not in any manner affect such provision or render it invalid or unenforceable in any other jurisdiction or affect any other provision of this Agreement in such jurisdiction or any other jurisdiction.

22. Termination

22.1 This Agreement may be terminated by either the Company or Computershare upon ninety (90) days' notice, in writing, being given to the other.

22.2 Upon the termination of this Agreement and provided that the Company is in compliance with all of the terms of this Agreement, including the payment of all amounts owing to Computershare hereunder, Computershare shall deliver over to the Company (or to such third party as the Company otherwise requests) the Registers, share certificates and any other documents connected with the business of the Company. A receipt signed by the Chairman, the President, any Vice President or the Corporate Secretary of the Company (or, where delivery to a third party is requested by the Company, a receipt signed by such third party) shall be a valid discharge to Computershare. With respect to unissued share certificates, unless the Company requests that such share certificates be delivered to a recognized banknote company, Computershare shall at the expense of the Company deface all references to Computershare on such certificates.

23. Governing Law

23.1 This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom.

24. Business Day

24.1 For purposes of this Agreement, "business day" means any day on which Computershare's offices are generally open for the transaction of commercial business, but does not in any event include a Saturday, Sunday, civic or statutory holiday in the Province of British Columbia or a day on which the Toronto Stock Exchange does not publicly trade.

In witness whereof this Agreement has been duly executed by the parties hereto as of the date and at the place first above written.

GARSON RESOURCES LTD.

Per: *"Ed Stringer*

Per: *"Kenneth A. Cawkell"*

COMPUTERSHARE INVESTOR SERVICES INC.

Per: *"Signed"*

Per: *"Signed"*



Kenneth A. Cawkell
Tel: (604) 684-3323 x 237
Fax: (604) 684-3350
Website: www.cawkell.com
Email: kcawkell@cawkell.com

April 5, 2007

TO: British Columbia Securities Commission
Alberta Securities Commission
Canadian Trading & Quotation System Inc.

Dear Sirs:

RE: GARSON RESOURCES LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type:	Annual and Extraordinary General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	366626109
4.	Record Date:	Monday, April 30, 2007
5.	Meeting Date:	Monday, June 4, 2007
6.	Meeting Location:	Vancouver, B.C.

Yours truly,

CAWKELL BRODIE GLAISTER LLP

Per: *"Kenneth A. Cawkell"*

Kenneth A. Cawkell

1260 - 1188 WEST GEORGIA STREET VANCOUVER, B.C., CANADA, V6E 4A2
All partners are law corporations




RECEIVED
2007 MAY -2 A 6:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 9, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Garson Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Extraordinary Meeting
2. CUSIP/Class of Security entitled to receive notification : 366626109/CA3666261092/COMMON
3. CUSIP/Class of Security entitled to vote : 366626109/CA3666261092/COMMON
4. Record Date for Notice : 30 Apr 2007
5. Record date for Voting : 30 Apr 2007
6. Beneficial Ownership determination date : 30 Apr 2007
7. Meeting Date : 04 Jun 2007
8. Meeting Location : 3rd Floor, 510 Burrard St. Vancouver, BC V6C 3B9

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401



British Columbia
Securities Commission

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393



**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES**

AND

IN THE MATTER OF

GARSON RESOURCES LTD.

DECISION DOCUMENT



This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, and Ontario** have been issued for a preliminary **prospectus** of the above issuer dated May 29, 2006.

DATED at Vancouver, British Columbia on May 31, 2006.

Allan Lim

Allan Lim, CA
Manager
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 950575


SEC MAIL
RECEIVED
PROCESSING
APR 3 0 2007
WASH. D.C.
209
SECTION



Form 51-102F4
Business Acquisition Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) What is a Business Acquisition Report?

Your company must file a Business Acquisition Report after completing a significant acquisition. See Part 8 of National Instrument 51-102. The Business Acquisition Report describes the significant businesses acquired by your company and the effect of the acquisition on your company.

(b) Use of "Company"

Wherever this Form uses the word "company", the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Focus on Relevant Information

When providing the disclosure required by this Form, focus your discussion on information that is relevant to an investor, analyst or other reader.

(d) Incorporating Material By Reference

You may incorporate information required by this Form, other than the financial statements or other information required by Item 3, by reference to another document. Clearly identify the referenced document, or any excerpt of it, that you incorporate into this Report. Unless the referenced document or excerpt has already been filed, you must file it with this Report.

(e) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 *Definitions.* If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(f) Plain Language

Write this Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

(g) Numbering and Headings

The numbering, headings and ordering of items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere in the Report.

PART 2 CONTENT OF BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Garson Resources Ltd.
322 – 470 Granville St.
Vancouver, B.C. V6C 1V5

1.2 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the significant acquisition and the Report, or the name of an officer through whom such executive officer may be contacted.

David G. Tafel - VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Describe the nature of the business acquired.

Garson Resources Ltd. ("Garson") formed a Joint Venture with Piper Capital Inc. ("Piper") to acquire (Garson as to 40% and Piper as to 60 %) all of the mineral leases, claims and certain of the equipment of the New Britannia Mine located in Snow Lake, Manitoba (collectively the New Britannia Mine / Transaction) from Kinross Gold Corporation ("Kinross") and High River Resources Inc.("High River")

The full terms and conditions of the agreement, and the associated Letters of Intent with High River Gold Mines Limited, Pegasus and Piper can be found in the interim financial statements filed for the quarter ended September 30, 2006. Garson's interest in the New Britannia Mine will be held through Pegasus.

The purchase of the New Britannia Mine was contingent upon the completion of the Asset Purchase Agreement and the closing of a private placement in order to fund the acquisition and an exploration program recommended by the 43-101 Technical Report (the complete report is available for viewing on the company's web site www.garsonresources.com and on SEDAR www.sedar.com) (See 2.3 below)

2.2 Date of Acquisition

State the date of acquisition used for accounting purposes.

INSTRUCTION

If your company is using Canadian GAAP, the date of acquisition for accounting purposes is one of the following two dates, whichever is applicable:

(a) the date the net assets or equity interests are received, and the consideration is given; or

(b) the date of the written agreement that provides that control of the acquired enterprise transferred to the acquirer, subject only to those conditions required to protect the interests of the parties involved, or the later date, if any, specified in the written agreement that such control is to be transferred.

December 29, 2006

2.3 Consideration

Disclose the type and amount of consideration, both monetary and non-monetary, paid or payable by your company in connection with the significant acquisition, including contingent consideration. Identify the source of funds used by your company for the acquisition, including a description of any financing associated with the acquisition.

As consideration for the acquisition of the New Britannia Mine and related assets Kinross received 19.9% of the issued and outstanding shares of each of Garson and Piper on closing. As a result on closing of the New Britannia Transaction Garson issued to Kinross 10,012,277 common shares valued at $0.2148 per share ($2,151,578). Further Kinross has the right to receive, at no additional consideration, 19.9% of any common shares issued by Garson upon the exercise or conversion of any convertible security issued Garson as part of the private placement financing.

With respect to the private placement, Garson and Piper (PCL:TSX-V) reported that they have been oversubscribed for their respective financing offerings and have completed private placement financings totalling $11,050,360, as originally announced December 5, 2006.

The completion of the private placement financing allowed Garson, in conjunction with Piper, to complete the purchase of the New Britannia Mine as disclosed in the Companies' news release of December 29, 2006.

With respect to the financing, Garson has issued 16,035,000 Units priced at $0.20 per Unit, each Unit consisting of one share and one-half a share purchase warrant, each whole warrant exercisable for one common share at $0.27 for a period of two years from closing for gross proceeds of $3,207,000. The Warrants will be subject to an accelerated expiry provision such that upon Garson's shares trading at or above a volume weighted average trading price of $0.70 for 20 consecutive trading days, Garson may give notice that the Warrants will expire 30 days from the date of providing such notice. Additionally, Garson has issued 4,415,000 Flow Through Shares priced at $0.25 per Share for gross proceeds of $1,103,750. All securities issued will be subject to a hold period which expires April 29, 2007.

In addition to the private placement financing, the Joint Venture parties have arranged a $2 million loan facility with Quest Capital Corp. (Garson as to 40 % and Piper as to 60 %) dated for reference December 15, 2006.

The loan will have a one year term and bear interest at a rate of 12% per annum, compounded monthly and payable monthly. In connection with the loan, Piper will issue a total of 692,307 shares at a deemed price of $0.26 per share; and Garson will issue a total of 600,000 shares at a deemed price of $0.20 per share. All securities issued will be subject to a hold period of four months (see the companies' news release dated December 18, 2006). Garson and Piper are currently in the process of finalising the security documentation associated with the loan.

As consideration for offering Piper and Garson had the opportunity to participate in the Asset Purchase Agreements and to acquire the New Britannia Assets, both Garson and Piper entered into Share Exchange Agreements with the Pegasus shareholders such that upon completion of the New Britannia transaction Garson and Piper would become the sole shareholders of Pegasus (Garson as to 40% and Piper as to 60%). Pursuant to a Share Exchange Agreement Garson has agreed to pay to the Pegasus shareholders the sum of $39,600 as reimbursement for 40 % of the funds paid by the Pegasus shareholders for their Pegasus shares. Piper has pursuant to a Share Exchange Agreement purchased the remaining 60% of the Pegasus shares from the Pegasus Shareholders. The directors of Garson, David Tafel, Kenneth A. Cawkell, Dave Constable and Ed Stringer, were shareholders of Pegasus.

2.4 Effect on Financial Position

Describe any plans or proposals for material changes in your business affairs or the affairs of the acquired business which may have a significant effect on the results of operations and financial position of your company. Examples include any proposal to liquidate the business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the

business with any other business organization or to make any material changes to your business or the business acquired such as changes in corporate structure, management or personnel.

2.5 Prior Valuations

Describe in sufficient detail any valuation opinion obtained within the last 12 months by the acquired business or your company required by securities legislation or a Canadian exchange or market to support the consideration paid by your company or any of its subsidiaries for the business, including the name of the author, the date of the opinion, the business to which the opinion relates, the value attributed to the business and the valuation methodologies used.

The following description of certain material sections of the 43-101 Technical Report, prepared by Micon International Limited is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the 43-101 Technical Report, a copy of which has been filed on SEDAR at www.sedar.com.

The New Britannia Mine property is located in the Snow Lake area of northern Manitoba and consists of two surveyed mineral leases (ML-61 & ML-323) and twenty-nine unsurveyed mineral claims totaling 3,941 hectares (ha). The mineral leases and mineral claims are contiguous.

On October 10, 2006, Garson and Piper announced that they had entered into a definitive purchase agreement with Kinross and Pegasus, as well as a letter of understanding with High River to acquire a 100% interest in the New Britannia mine and mill. Micon understands that the NBM property will be subject to a subject of a Joint Venture agreement between Garson (40%) and Piper (60%) and that Pegasus will receive a participation fee for bringing the property to Garson and Piper.

The mineral zones which comprise the NBM are within the Aphebian Flin Flon/Snow Lake Greenstone Belt, an assemblage of polydeformed volcano-sedimentary supracrustal sequences intruded by pre- and syn-tectonic ultramafic and mafic intrusions and syn- to post-tectonic granitoids. The sequences near New Britannia Mine consist of a succession of intercalated mafic and felsic volcanic and pyroclastic rocks (Amisk Group) intruded by gabbroic bodies and unconformably overlain by arkosic sediments (Missi Group).

One of the main structural features of the Snow Lake area is the north-northwest trending McLeod Road Thrust fault. The McLeod Road Thrust fault is the structural break that occurs between the metavolcanic (Amisk Group) and metasedimentary (Missi Group) assemblages and defines the western extent of the deposit.

The auriferous zone within the mine lies along a curvilinear shear zone named the Howe Sound fault (also referred to as the Nor-Acme fault). The main mineralization consists of quartz-carbonate alteration zones emplaced in a simple intercalated sequence of altered felsic and mafic volcanics and pyroclastics of the Amisk Group. The host rocks are altered and include varying proportions of quartz and carbonate (mainly calcite).

Mineralization is found at surface over a strike length of 2,000 feet (ft) or 609.6 metres (m) and occurs in two main zones known as the Dick and Toots, respectively. At depth, the Dick zone appears to split into a series of separate zones. Four zones occur on the 1780 level and are, from west to east, the Toots, Dick, Ruttan, and Hogg zones. Below the 1780 level the Toots zone is terminated by the McLeod Road Thrust fault and only the Dick, Ruttan, and Hogg zones continue at depth.

The common sulphides in the deposit are arsenopyrite, pyrrhotite, and pyrite. Arsenopyrite constitutes about two per cent of the ore, pyrrhotite less than one per cent and pyrite less than one-quarter of one per cent. Trace sulphides include chalcopyrite and sphalerite. The total sulphide content averages less than five percent. Gold is predominately associated with arsenopyrite, especially where it occurs as a mesh of fine-grained needles. When the arsenopyrite occurs as anhedral grains or massive seams, the ratio of gold to arsenopyrite is less and the corresponding grade of the ore is lower.

In 1949, the mine was opened as the Nor-Acme mine and from 1949 to 1958, the mine produced approximately 5,394,000 tons at an average grade of 0.142 oz/ton for a total of 763,000 feed ounces of gold. The mine closed in 1958 and it was not until 1995 that the mine would be successfully re-opened.

TVX Gold Inc. (TVX) and High River formed a joint venture on an equal basis in 1994 to reopen the mine and in November 1995 the mine was reopened as the New Britannia Mine. Between 1995 and January, 2005, when the mine was placed on care and maintenance, a total of 6,480,266 tons at an average grade of 0.132 oz/ton for a total of 858,075 feed ounces of gold was produced.

The latest mineral resource estimate at the New Britannia mine was conducted as of December 31, 2004. Although, not the subject of a NI-43-101 technical report, these resources were reported by both Kinross and High River in their 2004 and 2005 annual reports. In their 2005 Annual Report, High River stated the following "The New Britannia Mine is on care and maintenance as of January, 2005. No diluted mineral reserves were estimated for December 31, 2005 because the mineral resources were unable to be translated into an economic mine plan."

Between December, 1995 and December, 2004 the parameters and assumptions used for the resource and reserve estimate at the New Britannia mine, as well as the estimations themselves were the subject of yearly internal "ore" reserve or mineral inventory reports. An internal New Britannia mine report entitled "Mineral Inventory Document, Mineral Resources and Reserves, New Britannia Mine, December 31, 2004" was the main document reviewed regarding the, resource estimate; in addition, portions of the database were also reviewed.

A review of the New Britannia mine annual resource and estimation reports, indicate that beginning in December 1997 the resource categories were standardized with the TVX corporate format. This was based on the classifications published by the CIM council in February, 1996. The resource and reserve categories were further harmonized with the guidelines adopted by the CIM Council in August, 2000 during estimation of the December 31, 2001 resources and reserves. The CIM guidelines continued to be the basis for the resource and reserve categories until the mine was placed on care and maintenance in late January, 2005.

The review of the Kinross December 2004 mineral resources in this report was conducted in accordance with the definitions contained in the "CIM Definition Standards For Mineral Resources and Reserves" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005. Micon used the original Kinross parameters and assumptions to review the December, 2004 estimate and notes that the parameters used to determine the geological in-situ cut-off grade for the resource would not be inappropriate at today's gold prices and costs.

Given the widely spaced nature of the drill holes relative to the distribution of the gold mineralization, Micon considers that it was appropriate for Kinross to classify the lower portion of the New Britannia mine below the 4180 level in the Dick zone and 4036 level in the Ruttan zone, No. 3 zone and the Birch zone mineral resources as belonging to the Inferred Resources category according to the definition below:

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Due to the greater density of drilling and mine workings relative to the distribution of the gold mineralization, Micon considers it appropriate to classify portions of the mineral resources within the New Britannia mine on the NBM property as Measured or Indicated Resources according to the definitions below:

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

Kinross's 2004 resource estimate has been audited and reviewed by Micon and is summarized in Tables 1.1 and 1.2, indicating the New Britannia mine resource estimate in both imperial units (which were used at the mine) and in SI units (which were used by Kinross and High River for reporting in the annual reports) respectively. It is Micon's opinion that Kinross's estimate was compiled in accordance with the CIM standards and definitions for resource estimates and that Garson, Pegasus and Piper can use resource estimate as a basis for further exploration and economic evaluation on the NBM property. However, when Garson and Piper conduct further exploration on the property, economic and technical evaluation of the resources will need to be updated in accordance with the CIM guidelines as referred to in NI 43-101.

Micon believes no environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues exist which would adversely affect the mineral resources estimated above. As well, the inferred mineral resource estimates presented herein have not had their economic viability demonstrated.

Micon has reviewed the diamond drilling, sample collection, sample preparation, security, and analytical procedures that were reported by the staff during operation of the New Britannia mine in conjunction with the resource review. Micon concludes that the procedures followed conform to the industry standards currently in effect and that these procedures are adequate to ensure a representative determination of the gold contents of any intervals of veining or alteration that were observed in the drill core.

Table 1.1
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (Imperial Units)

Location	Category	2004 In-Situ		
		Tons	Grade	Ounces
Main Mine	Measured	87,000	0.139	12,000
	Indicated	2,350,000	0.150	352,000
Total New Britannia mine resources		**2,437,000**	**0.149**	**364,000**
Main mine	Inferred	336,000	0.134	45,000
No. 3 zone	Inferred	243,000	0.207	50,000
Birch zone	Inferred	627,000	0.129	81,000
Total NBM property inferred resources		**1,206,065**	**0.146**	**176,000**
Note: A cut-off grade of 0.097 oz/ton Au was used to determine the grade at which the mineralization becomes an in-situ resource. This calculation was based on a gold price of $400 US/oz, an exchange rate of $1.25 Cdn to $1.0 US, an operating cost/ton of $44.92 Cdn, and a mill recovery of 93.0%. Any blocks not meeting the 0.097 oz/ton Au cut-off were considered to be waste, unless they were developed prior to December 31, 2004.				

Table 1.2
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (SI Units)

Location	Category	2004 In-Situ		
		Tonnes	Grade (g/t)	Kilograms
Main Mine	Measured	79,000	4.77	400
	Indicated	2,132,000	5.14	11,000
Total New Britannia mine resources		**2,211,000**	**5.11**	**11,400**
Main mine	Inferred	305,000	4.59	1,000
No. 3 zone	Inferred	220,000	7.10	2,000
Birch zone	Inferred	569,000	4.42	2,000
Total NBM property inferred resources		**1,094,000**	**5.01**	**5,000**
Note: This table represents the metric equivalents for the figures found in Table 1.1.				

Piper and Garson plan to conduct an aggressive, two-phase exploration program on the NBM beginning during first quarter of 2007. The two phase program will be comprised of exploration drilling on the No. 3 zone deposit to determine the extent of the mineralization below the previous mining levels and current inferred resource estimate as well as reviewing and compiling the information contained within the New Britannia mine exploration files to identify other immediate exploration targets on the NBM property and within the workings of the mine itself.

The first phase of the program will be focused on identifying the extent of the mineralization located at the No. 3 zone below the 1100 level which is the current limit of the inferred resources. The first phase will also review and compile the information contained in the exploration database regarding exploration potential on the Hudson Bay option. An initial program of linecutting, geological mapping and sampling, and geophysical surveys, based on the database review, will also be undertaken on the Hudson Bay option. Both the compilation and the surface exploration program will be conducted in order to generate targets which will be drilled during the second phase of exploration. Total exploration expenditures for the first phase are estimated to be Cdn $2,500,000 with a further Cdn $400,000 for the final option payment on the Hudson Bay mineral claims and Cdn $50,000 for general claim maintenance.

The second phase of the program will be based on the results obtained during the first drilling program at No. 3 zone and on the results of the review, compilation and surface exploration on the Hudson Bay option. The drilling conducted during this phase will follow up on the results of the first phase drilling program on No. 3 zone and scout other target areas identified during the database review. During this phase, Garson and Piper will conduct further exploration on the property and may begin reviewing and conducting sampling and testing of the resource base at the New Britannia mine with a view to re-opening the former mining operations at the earliest possible date if the exploration programs should prove successful. The total estimated budget for the second phase of the exploration program is Cdn $6,900,000.

If the two year exploration program is completed as envisioned in the proposed budget the expenditures on the NBM property will be approximately Cdn $9,800,000, including property expenditures of approximately Cdn $450,000. The timing of the exploration programs will be dependent on financing, permitting, the weather and availability of manpower and drilling equipment.

The NBM property should be considered as an advanced stage exploration property in respect of expanding the existing historical resource base within the New Britannia mine and as a mid stage exploration property for the purposes of conducting exploration at the No. 3 zone and general surface exploration. Given the current positive outlook for gold prices, the NBM property has seen an enhancement in its potential economic viability since the previous operation was closed in 2004 due to mining conditions and economic considerations. It is Micon's opinion that a program comprised of diamond drilling to extend the No. 3 zone resource and a general exploration program of compilation and analysis of the existing data followed by a focused exploration program to follow-up on any other targets on the property is both warranted and justified.

2.6 Parties to Transaction

State whether the transaction is with an informed person, associate or affiliate of your company and, if so, the identity and the relationship of the other parties to your company.

Certain principals of Pegasus including, David Constable, Ed Stringer, Ken Cawkell, and David Tafel are directors of Garson. David Tafel is also a director and president of Piper Capital.

2.7 Date of Report

February 28, 2007

Item 3 Financial Statements

Include the financial statements or other information required by Part 8 of National Instrument 51-102. If applicable, disclose that the auditors have not given their consent to include their audit report in this Report.

New Britannia Mine, as of the date of the acquisition and the date of this report, is not an operating business and as a consequence there are no financial statements with respect thereto.

The Joint Venture partners, Piper and Garson, will be including in their quarterly financial reporting, all financial information with respect to the exploration and development of the New Britannia Mine. As a consequence, for detailed financial information with respect to the New Britannia Mine, the shareholders should review the companies' financial information filed on SEDAR and on each of the companies' websites. Piper - www.pipercapitalinc.com; Garson - www.garsonresources.com.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Garson Resources Ltd.
322 – 470 Granville Street
Vancouver, B.C. V6C 1V5

Item 2 Date of Material Change

Date of the material change: December 29, 2006

Item 3 News Release

The Company issued a news release, dated December 29, 2006, which was disseminated by CCN Matthews.

Item 4 Summary of Material Change

GARSON Resources Ltd. (GARR: CNQ) and Piper Capital Inc. (PCL: TSX-V) reported that they have been oversubscribed for their respective financing offerings and have completed private placement financings totalling $11,050,360, as originally announced December 5, 2006.

The completion of the private placement financing allowed Garson, in conjunction with Piper to complete the purchase of the New Britannia Mine as disclosed in the Company's news release of December 29, 2006.

Garson has issued 16,035,000 Units priced at $0.20 per Unit, each Unit consisting of one share and one-half a share purchase warrant, each whole warrant exercisable for one common share at $0.27 for a period of two years from closing for gross proceeds of $3,207,000. The Warrants will be subject to an accelerated expiry provision such that upon Garson's shares trading at or above a volume weighted average trading price of $0.70 for 20 consecutive trading days, Garson may give notice that the Warrants will expire 30 days from the date of providing such notice. Additionally, Garson has issued 4,415,000 Flow Through Shares priced at $0.25 per Share for gross proceeds of $1,103,750. All securities issued will be subject to a hold period which expires April 29, 2007.

Piper and Garson have formed a joint venture, Piper as to 60% and Garson as to 40%, and together have executed all transaction documents and received regulatory approval to acquire a 100% interest in the New Britannia Gold Mine and mill ("NBM") located in Snow Lake, Manitoba from Kinross Gold Corporation ("Kinross"), and High River Gold Mines Ltd. (High River"). Their interest in the NBM will be held through Pegasus Mines Limited.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 Executive Officer

David G. Tafel - VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Item 9 Date of Report

January 2, 2007


micon
INTERNATIONAL LIMITED
mineral
industry
consultants




SEC MAIL
RECEIVED
APR 30 2007
WASH. D.C.
PROCESSING
209
SECTION

GARSON RESOURCES LIMITED
PEGASUS MINES LIMITED
PIPER CAPITAL INCORPORATED

NI 43-101 TECHNICAL REPORT ON THE NEW BRITANNIA MINE PROPERTY AND REVIEW OF THE MINERAL RESOURCE ESTIMATE SNOW LAKE, MANITOBA

NTS: 63K/16NE

October 27, 2006

William J. Lewis, B. Sc., P. Geo.
and
Richard Gowans, P. Eng.



SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763


micon
INTERNATIONAL LIMITED
mineral industry consultants

TABLE OF CONTENTS





List of Tables

List of Figures

Page



1.0 SUMMARY

Micon International Limited (Micon) has been retained by Garson Resources Ltd, (Garson), Pegasus Mines Ltd. (Pegasus) and Piper Capital Inc. (Piper) to provide an independent summary and review of the December 31, 2004 resource estimate, and prepare a Technical Report in support of an exploration program for further work on the past-producing New Britannia mine (NBM) property in Snow Lake, Manitoba. The review of this property was performed in support a Canadian National Instrument 43-101 (NI 43-101) compliant resource estimate and further exploration program on the NBM property.

This report also constitutes an audit by Micon of Kinross Gold Corporation's (Kinross) December 31, 2004, resource estimate for the NBM property. Garson, Pegasus and Piper commissioned this review of the resource estimate in order to be able to report the estimate as per the requirements set out in NI 43-101 "Standards of Disclosure for Mineral Projects".

The NBM property is located in the Snow Lake area of northern Manitoba and consists of two surveyed mineral leases (ML-61 & ML-323) and twenty-nine unsurveyed mineral claims totalling 3,941 hectares (ha). The mineral leases and mineral claims are contiguous.

The NBM property is held by 1126774 Ontario Limited (1126774 Ontario), which is the numbered company which acts as the trustee for the Snow Lake Joint Venture between Kinross and High River Gold Mines Ltd (High River).

The mineral leases are held directly by 1126774 Ontario while the mineral claims are under option from HudBay Minerals Inc (HudBay) and are known collectively as the Hudson Bay option.

On October 10, 2006, Garson and Piper announced that they had entered into a definitive purchase agreement with Kinross and Pegasus, as well as a letter of understanding with High River to acquire a 100% interest in the New Britannia mine and mill. Micon understands that the NBM property will be subject to a Joint Venture agreement between Garson (40%) and Piper (60%) and that Pegasus will receive a participation fee for bringing the property to Garson and Piper.

The mineral zones which comprise the NBM are within the Aphebian Flin Flon/Snow Lake Greenstone Belt, an assemblage of polydeformed volcano-sedimentary supracrustal sequences intruded by pre- and syn-tectonic ultramafic and mafic intrusions and syn- to post-tectonic granitoids The sequences near New Britannia Mine consist of a succession of intercalated mafic and felsic volcanic and pyroclastic rocks (Amisk Group) intruded by gabbroic bodies and unconformably overlain by arkosic sediments (Missi Group).

One of the main structural features of the Snow Lake area is the north-northwest trending McLeod Road Thrust fault. The McLeod Road Thrust fault is the structural break that occurs between the metavolcanic (Amisk Group) and metasedimentary (Missi Group) assemblages and defines the western extent of the deposit.



The auriferous zone within the mine lies along a curvilinear shear zone named the Howe Sound fault (also referred to as the Nor-Acme fault). The main mineralization consists of quartz-carbonate alteration zones emplaced in a simple intercalated sequence of altered felsic and mafic volcanics and pyroclastics of the Amisk Group. The host rocks are altered and include varying proportions of quartz and carbonate (mainly calcite).

Mineralization is found at surface over a strike length of 2,000 feet (ft) or 609.6 metres (m) and occurs in two main zones known as the Dick and Toots, respectively. At depth, the Dick zone appears to split into a series of separate zones. Four zones occur on the 1780 level and are, from west to east, the Toots, Dick, Ruttan, and Hogg zones. Below the 1780 level the Toots zone is terminated by the McLeod Road Thrust fault and only the Dick, Ruttan, and Hogg zones continue at depth.

The common sulphides in the deposit are arsenopyrite, pyrrhotite, and pyrite. Arsenopyrite constitutes about two per cent of the ore, pyrrhotite less than one per cent and pyrite less than one-quarter of one per cent. Trace sulphides include chalcopyrite and sphalerite. The total sulphide content averages less than five percent. Gold is predominately associated with arsenopyrite, especially where it occurs as a mesh of fine-grained needles. When the arsenopyrite occurs as anhedral grains or massive seams, the ratio of gold to arsenopyrite is less and the corresponding grade of the ore is lower.

In 1925, the mineral claims which would go on to form the basis of the NBM property were staked. These claims continued to be held by the original prospector until 1938 when they were vended into a newly incorporated company named Nor-Acme Gold Mines Limited (Nor-Acme Gold). In 1941, Nor-Acme Gold was able to option the claims to the Howe Sound Exploration Company Ltd (Howe Sound) in exchange for a mining royalty. Over the next two years they proved up a large, low-grade gold deposit and, after a period of inactivity during the war, construction of the mine infrastructure began in August 1945.

In 1949, the mine was opened as the Nor-Acme mine and, from 1949 to 1958, produced approximately 5,394,000 tons at an average grade of 0.142 oz/ton for a total of 763,000 feed ounces of gold. The mine closed in 1958 and it was not until 1995 that the mine would be successfully re-opened.

TVX Gold Inc.(TVX) and High River formed a joint venture on an equal basis in 1994 to reopen the mine and in November 1995 the mine was reopened as the New Britannia mine. Between 1995 and January, 2005, when the mine was placed on care and maintenance, a total of 6,480,266 tons at an average grade of 0.132 oz/ton for a total of 858,075 feed ounces of gold was produced.

The latest mineral resource estimate at the New Britannia mine was conducted as of December 31, 2004. Although, not the subject of a NI 43-101 technical report, these resources were reported by both Kinross and High River in their 2004 and 2005 Annual Reports. In their 2005 Annual Report, High River stated the following "The New Britannia Mine is on care and maintenance as of January, 2005. No diluted mineral reserves were

estimated for December 31, 2005 because the mineral resources were unable to be translated into an economic mine plan."

Between December, 1995 and December, 2004 the parameters and assumptions used for the resource and reserve estimate at the New Britannia mine, as well as the estimations themselves were the subject of yearly internal "ore" reserve or mineral inventory reports. An internal New Britannia mine report entitled "Mineral Inventory Document, Mineral Resources and Reserves, New Britannia Mine, December 31, 2004" was the main document reviewed regarding the, resource estimate; in addition, portions of the database were also reviewed.

A review of the New Britannia mine annual resource and estimation reports, indicate that beginning in December 1997 the resource categories were standardized with the TVX corporate format. This was based on the classifications published by the CIM council in February, 1996. The resource and reserve categories were further harmonized with the guidelines adopted by the CIM Council in August, 2000 during estimation of the December 31, 2001 resources and reserves. The CIM guidelines continued to be the basis for the resource and reserve categories until the mine was placed on care and maintenance in late January, 2005.

The review of the Kinross December 2004 mineral resources in this report was conducted in accordance with the definitions contained in the "CIM Definition Standards For Mineral Resources and Reserves" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005. Micon used the original Kinross parameters and assumptions to review the December, 2004 estimate and notes that the parameters used to determine the geological in-situ cut-off grade for the resource would not be inappropriate at today's gold prices and costs.

The Kinross resource and reserve estimation methodology, parameters, and assumptions reviewed by Micon are discussed in Section 17.1.

Given the widely spaced nature of the drill holes relative to the distribution of the gold mineralization, Micon considers that it was appropriate for Kinross to classify the lower portion of the New Britannia mine below the 4180 level in the Dick zone and 4036 level in the Ruttan zone, No. 3 zone and the Birch zone mineral resources as belonging to the Inferred Resources category according to the definition below:

> "An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Due to the greater density of drilling and mine workings relative to the distribution of the gold mineralization, Micon considers it appropriate to classify portions of the mineral resources within the New Britannia mine on the NBM property as Measured or Indicated Resources according to the definitions below:

> "A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

> "An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

Kinross's 2004 resource estimate has been audited and reviewed by Micon and is summarized in Tables 1.1 and 1.2, indicating the New Britannia mine resource estimate in both imperial units (which were used at the mine) and in SI units (which were used by Kinross and High River for reporting in the annual reports) respectively. It is Micon's opinion that Kinross's estimate was compiled in accordance with the CIM standards and definitions for resource estimates and that Garson, Pegasus and Piper can use resource estimate as a basis for further exploration and economic evaluation on the NBM property. However, when Garson and Piper conduct further exploration on the property, economic and technical evaluation of the resources will need to be updated in accordance with the CIM guidelines as referred to in NI 43-101.

Micon believes no environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon has reviewed the diamond drilling, sample collection, sample preparation, security, and analytical procedures that were reported by the staff during operation of the New Britannia mine in conjunction with the resource review. Micon concludes that the procedures followed conform to the industry standards currently in effect and that these procedures are adequate to ensure a representative determination of the gold contents of any intervals of veining or alteration that were observed in the drill core.



Table 1.1
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (Imperial Units)

Location	Category	2004 In-Situ		
		Tons	Grade	Ounces
Main Mine	Measured	87,000	0.139	12,000
	Indicated	2,350,000	0.150	352,000
Total New Britannia mine resources		**2,437,000**	**0.149**	**364,000**
Main mine	Inferred	336,000	0.134	45,000
No. 3 zone	Inferred	243,000	0.207	50,000
Birch zone	Inferred	627,000	0.129	81,000
Total NBM property inferred resources		**1,206,065**	**0.146**	**176,000**
Note: A cut-off grade of 0.097 oz/ton Au was used to determine the grade at which the mineralization becomes an in-situ resource. This calculation was based on a gold price of $400 US/oz, an exchange rate of $1.25 Cdn to $1.0 US, an operating cost/ton of $44.92 Cdn, and a mill recovery of 93.0%. Any blocks not meeting the 0.097 oz/ton Au cut-off were considered to be waste, unless they were developed prior to December 31, 2004.				

Table 1.2
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (SI Units)

Location	Category	2004 In-Situ		
		Tonnes	Grade (g/t)	Kilograms
Main Mine	Measured	79,000	4.77	400
	Indicated	2,132,000	5.14	11,000
Total New Britannia mine resources		**2,211,000**	**5.11**	**11,400**
Main mine	Inferred	305,000	4.59	1,000
No. 3 zone	Inferred	220,000	7.10	2,000
Birch zone	Inferred	569,000	4.42	2,000
Total NBM property inferred resources		**1,094,000**	**5.01**	**5,000**
Note: This table represents the metric equivalents for the figures found in Table 1.1.				

Piper and Garson plan to conduct an aggressive, two-phase exploration program on the NBM beginning during first quarter of 2007. The two phase program will be comprised of exploration drilling on the No. 3 zone deposit to determine the extent of the mineralization below the previous mining levels and current inferred resource estimate as well as reviewing and compiling the information contained within the New Britannia mine exploration files to identify other immediate exploration targets on the NBM property and within the workings of the mine itself.

The first phase of the program will be focused on identifying the extent of the mineralization located at the No. 3 zone below the 1100 level which is the current limit of the inferred resources. Garson and Piper hope to establish the extent of the No 3 zone mineralization by conducting a diamond drilling program. The first phase will also review and compile the information contained in the exploration database regarding exploration potential on the Hudson Bay option. An initial program of linecutting, geological mapping and sampling, and geophysical surveys, based on the database review, will also be undertaken on the Hudson Bay option. Both the compilation and the surface exploration program will be conducted in order to generate targets which will be drilled during the second phase of

exploration. Total exploration expenditures for the first phase are estimated to be Cdn $2,500,000 with a further Cdn $400,000 for the final option payment on the Hudson Bay mineral claims and Cdn $50,000 for general claim maintenance.

The second phase of the program will be based on the results obtained during the first drilling program at No. 3 zone and on the results of the review, compilation and surface exploration on the Hudson Bay option. The drilling conducted during this phase will follow up on the results of the first phase drilling program on No. 3 zone and scout other target areas identified during the database review. During this phase, Garson and Piper will conduct further exploration on the property and may begin reviewing and conducting sampling and testing of the resource base at the New Britannia mine with a view to re-opening the former mining operations at the earliest possible date if the exploration programs should prove successful. The total estimated budget for the second phase of the exploration program is Cdn $6,900,000.

If the two year exploration program is completed as envisioned in the proposed budget the expenditures on the NBM property will be approximately Cdn $9,800,000, including property expenditures of approximately Cdn $450,000. The timing of the exploration programs will be dependent on financing, permitting, the weather and availability of manpower and drilling equipment.

The NBM property should be considered as an advanced stage exploration property inrespect of expanding the existing resource base within the New Britannia mine and as a mid-stage exploration property for the purposes of conducting exploration at the No. 3 zone and general surface exploration. Given the current positive outlook for gold prices, the NBM property has seen an enhancement in its economic potential since the previous operation was closed in 2004 due to mining conditions and economic considerations. It is Micon's opinion that a program comprised of diamond drilling to extend the No. 3 zone resource and a general exploration program of compilation and analysis of the existing data followed by a focused exploration program to follow-up on any other targets on the property is both warranted and justified.

The NBM property has the potential to yield significant gold mineralization. Micon agrees with the general direction of Garson's and Piper's proposed exploration program for the project and makes the following additional recommendations for the property.

Micon believes that the current land holdings are of sufficient size to support a renewal of mining extraction activities, since a fully permitted milling and tailings facility is still located on the present mineral leases.

Micon recommends that all information for No. 3 zone regarding the previous mining areas and exploration programs should be combined into one database. The combined database and the sectional views will be useful in determining the locations of drill holes for the present program and when Garson and Piper undertake a new resource estimate based on the results of their drilling program.

Micon recommends that consideration be given to sending out representative samples of the various mineralized zones encountered in the No. 3 zone drilling for bulk density determinations as this will greatly assist in conducting a future resource estimate on the No. 3 zone deposit.

Micon recommends that Piper and Garson setup a relevant QA/QC program for the companies and that the program be reviewed periodically to ensure that it remains relevant and up to date. The company's QA/QC program should address all aspects of the exploration program from initial project investigation through drilling programs to preliminary resource estimation. The relevant portions of the QA/QC documentation should be added as an appendix to any future exploration reports.

Given the prospective nature of the NBM property, the continuing positive world metal prices and the historical production from this property, it is Micon's opinion that the property is worthy of further exploration work.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Further to a request by Garson Resources Ltd, (Garson), Pegasus Mines Ltd. (Pegasus) and Piper Capital Inc. (Piper), Micon International Limited (Micon) has been retained to prepare a Technical Report in support of an exploration program for further work on the past-producing NBM property. This report also constitutes an audit by Micon of Kinross Gold Corporation's (Kinross) December 31, 2004, resource estimate for the NBM property. Garson, Pegasus and Piper commissioned the review in order to be able to report the resource estimate as per the requirements set out in Canadian National Instrument 43-101 (NI 43-101) "Standards of Disclosure for Mineral Projects".

On October 10, 2006, Garson and Piper announced that they had entered into a definitive purchase agreement with Kinross and Pegasus, as well as a letter of understanding with High River Gold Mines Ltd. (High River) to acquire a 100% interest in the New Britannia mine and mill. Micon understands that the NBM property will be subject to a Joint Venture agreement between Garson (40%) and Piper (60%) and that Pegasus will receive a participation fee for bringing the property to Garson and Piper.

The geological setting of the property, mineralization style and occurrences, mining and exploration history were described in a number of published government and private reports that were prepared by Fedikow et al. (1993), Richardson et al (1996), Bamburak (1990), Lewis and Lewis et al (1997 to 2005), Bualman (2005), and Bailes (1980). The appropriate sections of those reports and others are reproduced below with a complete list of the references contained in Section 21 of this report.

The independent qualified person responsible for the preparation of portions of this report, review of the resource estimates and for the opinion on the propriety of the proposed exploration program is Mr. William J. Lewis, B.Sc., P.Geo. (APEGBC #20333, APEGM #20480, NAPEGG #1450). Prior to joining Micon in April, 2005, as a Senior Geologist, Mr Lewis was employed at NBM as the Senior/Chief Geologist from 1997 to the closure and placement of the mine on care and maintenance in January 2005. Mr Lewis has worked for Micon for 16 months prior to being approached by Garson, Pegasus and Piper to undertake the review of the resources at the NBM property. Micon's site visit on October 12, 2006 was conducted by Mr. Richard Gowans, P. Eng. Mr. Gowans is the independent qualified person responsible for portions of this report. During the site visit, he reviewed the current state of the site facilities (mill, headframe, maintenance buildings etc) and completed an audit of the physical surface assets located on the NBM property.

All currency amounts are stated in Canadian dollars. Quantities are generally stated in SI units, the Canadian and international practice, including metric tons (tonnes, t) and grams (g) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold grades. Precious metals quantities may also be reported in Troy ounces (ounces), a common practice in the gold mining industry. However, since Canada only adopted the Systême International d'Unités (SI) units of measure in the 1970s most of the units of measure used to indicate the mining levels and production throughout the production periods at the New Britannia mine are stated in the old

imperial system of measure including short tons for weight and feet for distance. Where applicable, such as in the resource statements, the imperial figures have been converted into SI units as well. Table 2.1 provides a list of the various abbreviations used throughout this report.

Table 2.1
List of the Abbreviations

1126774 Ontario Limited	1126774 Ontario
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Carbon in leach	CIL
Centimetre(s)	Cm
Day	d
Degree(s)	°
Degrees Celsius	°C
Digital elevation model	DEM
Dollar(s), Canadian and US	$, Cdn$ and US$
Echo Bay Mines Ltd	Echo Bay
Feet	ft
Garson Resources Limited	Garson
Gram(s)	g
Grams per metric tonne	g/t
Greater than	>
High River Gold Mines Ltd	High River
High River Resources Ltd	High River Resources
Hectare(s)	ha
Howe Sound Exploration Company Ltd	Howe Sound
HudBay Minerals Inc	HudBay
Hudson Bay Exploration and Development Company Limited	Hudson Bay
Hudson Bay Mining and Smelting Company Limited	HBM&S
Internal rate of return	IRR
Kilogram(s)	kg
Kilometre(s)	km
Kinross Gold Corporation	Kinross
Less than	<
Litre(s)	l
Mineral Exploration Assistance Program (Manitoba)	MEAP
Metre(s)	m
Micon International Limited	Micon
Million tones	Mt
Million ounces	Moz
Million years	Ma
Million metric tonnes per year	Mt/y
Milligram(s)	mg
Millimetre(s)	mm
Mineral Lease ML-61	ML-61
Mineral Lease ML-323	ML-323
Net present value	NPV
Net smelter return	NSR
New Britannia Mine	NBM
Nor-Acme Gold Mines Ltd	Nor-Acme Gold
Nor-Acme Mine	Nor-Acme
Normandy Mining Limited	Normandy
Not available/applicable	n.a.
Ounces	oz
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Pegasus Mines Limited	Pegasus

Per	/
Percent(age)	%
Piper Capital Incorporated	Piper
Quality Assurance/Quality Control	QA/QC
Second	s
Specific gravity	SG
Système International d'Unités	SI
Tonne (metric)	t
Tonnes (metric) per day	t/d
TVX Gold Inc.	TVX
TVX Newmont Americas (Canada) Holdings Inc.	TVX Newmont Americas
TVX Normandy Americas (Canada) Holdings Inc	TVX Normandy Americas
Universal Transverse Mercator	UTM
Year	y

Micon is pleased to acknowledge the helpful cooperation of the Garson, Pegasus, Piper, Kinross and High River management and consultants as well as the help from Mr. David Constable, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

3.0 RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Garson, Pegasus and Piper, its consultants and the previous operators of the project, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out an extensive program of sampling and assaying on the projects.

A mineral resource estimate was made in December 31, 2004 for the NBM property by the geological staff at the New Britannia mine and was published as an internal report entitled "Mineral Inventory Document, Mineral Resources and Reserves, New Britannia Mine, December 31, 2004" which was presented to both Kinross and High River in early 2005. Although these resources have not been the subject of any previous NI 43-101 technical report, the resources have been reported in the Kinross and High River Annual Reports for both 2004 and 2005. In their 2005 Annual Report, High River stated "The New Britannia Mine is on care and maintenance as of January 2005. No diluted mineral reserves were estimated for December 31, 2005 because the mineral resources were unable to be translated into an economic mine plan."

Between December, 1995 and December, 2004 the parameters and assumptions used in the resource and reserve estimations for the New Britannia mine, as well as the estimations themselves were the subject of yearly internal "ore" reserve or mineral inventory reports. Copies of these are located at the New Britannia mine office in Snow Lake. The December 2004 internal New Britannia mine report was the main document reviewed by Micon regarding the resource estimate. In addition, portions of the database were reviewed.

The Kinross December, 2004 mineral resource reviewed in this report was compiled in accordance with the definitions contained in the "CIM Definition Standards for Mineral

Resources and Reserves" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005. Micon used the original Kinross parameters and assumptions to review the December 2004 estimates and notes that the parameters used to determine the geological in-situ cut-off grade for the resource would not be inappropriate at today's costs and in some cases would be considered conservative.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Kinross' estimate has been reviewed and audited and it is Micon's opinion that the Kinross estimate has been compiled in accordance with the CIM standards and definitions for resource estimates and that Garson, Pegasus and Piper can use the resource estimate as a basis for further exploration and economic evaluation on the NBM property.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Garson', Pegasus's and Piper's presentation of the project data, including data from the previous operators, in formulating its opinion with respect to the NBM property.

Micon has not reviewed any of the documents, under which Garson, Pegasus and Piper holds title to the NBM property and therefore to the mineral licences and exploration claims for the project and Micon offers no legal opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43 101 regulations. However, it should be noted that these statements are provided for information purposes only and Micon offers no opinion in this regard.

The description of geology, mineralization, exploration and mineral resource estimation methodology used in this report are taken from reports prepared by various companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report rely on data available in published and unpublished reports supplied by the companies which have previously conducted the exploration on the property, and information supplied by Garson, Pegasus and Piper. The information provided to Garson, Pegasus and Piper was supplied by reputable companies and Micon has no reason to doubt its validity.

Micon is pleased to acknowledge the helpful cooperation of the Garson, Pegasus, Piper, Kinross and High River management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material. The maps and tables for this report were reproduced or derived from reports written for the (TVX/Kinross) and High River joint venture and the majority of the photographs taken from the NBM archives.

4.0 PROPERTY DESCRIPTION AND LOCATION

The NBM property is located in west-central Manitoba at 54°52'44" north latitude and 100°02'12" west longitude, within the community of Snow Lake. The town of Snow Lake is situated approximately 685 kilometers (km) north of Winnipeg the provincial capital of Manitoba. Figure 4.1 is a general location map of Snow Lake and the New Britannia property.

The existing New Britannia mine property is composed of two surveyed mineral leases (ML-61 & ML-323) and twenty-nine unsurveyed mineral claims totalling 3,941 hectares. The claims are contiguous along the southern and eastern boundary of mineral lease ML-61 and a portion of the eastern boundary of mineral lease ML-323. Mineral Lease ML-61 contains the New Britannia mine mineral deposits and ML 323 contains the No. 3 zone and Birch zone mineral deposits.

The two mining leases which comprise the main property have been legally surveyed and remain in good standing providing that the annual taxes are paid. The mineral leases are taxed at the rate of Cdn $8.00 per hectare each year and are subject to a 1.38% NSR, based on production, payable to W. Bruce Dunlop. Micon understands that Garson and Piper will have to post Cdn $1.9 million in financial assurances with the Manitoba Government to replace the amount posted by Kinross for the environmental rehabilitation of the NBM property.

The NBM property is held by 1126774 Ontario Limited, which is the numbered company, set up to act as the trustee for the Snow Lake Joint Venture between TVX Gold Inc. and High River Gold Mines Ltd. At the end of January 2003 the corporate information was changed to reflect the completion of the three way merger between TVX Gold Inc. (TVX), Echo Bay Mines Ltd. (Echo Bay), and Kinross Gold Corporation (Kinross). After the merger, Kinross Gold Corporation assumed the role of operator of the mine. TVX was fully incorporated into Kinross at the end of 2004 and ceased to exist as a corporate entity and the corporate information for 1126774 Ontario Ltd. was changed to reflect this merger.

The mineral claims are under option from Hudbay Minerals Inc (HudBay) and are known as the Hudson Bay option. Exercise of the option by Garson and Piper requires a one-time cash payment of Cdn $400,000 and a royalty consisting of 1.5% of the gross proceeds from the sale or disposition of all metals mined and removed from the optioned claims. Prior to conducting any production mining, the claims would have to be either incorporated into the existing mineral lease ML-61 or incorporated into a new mining lease.

The mineral claims require an annual assessment work requirement of Cdn $25/ha to keep the claims in good standing beyond their current expiry dates. In Manitoba, when the claim holder exceeds the minimum annual assessment expenditures for the mineral claims, surplus expenditures can be banked and utilized in future years to meet the annual assessment requirements. In the case of the NBM property, Garson, Pegasus and Piper indicate that additional credits exist on both mineral leases and the mineral claims. The additional credits

have not been verified by Micon as the Manitoba Government considers this as confidential information which is only available to the claim holders.

Mineral lease ML-61 (New Britannia Mine) and mineral lease ML-323 are located on the NTS map sheet NE16-63K East Half. The Hudson Bay option mineral claims are located on NTS map sheets NE16-63K East Half, NW13-63J West Half, and SE16-63K East Half.

Table 4.1 is a detailed list of both mineral leases that comprise the New Britannia minesite and the mineral claims held under the Hudson Bay option Agreement.

Figure 4.1
Location of the Town of Snow Lake, Manitoba and the New Britannia Mine Property

Table 4.1
New Britannia Mine Property, Mineral Leases (ML-61 and ML-323) and Mineral Claims (Hudson Bay Option)

Name of Mineral Lease or Claim	Mineral Lease or Claim Number	Area (ha)	Recording Date of the Mineral Lease or Claim	Work Applied to Year Ending Date[1]	Expiry Date of Mineral Lease or Claim[2]	Amount of Work Required Per Year[3]
ML-61		419	April 1, 1992		April 1, 2013	$3,352.00
ML-323		828	March 28, 1995		March 28, 2016	$6,624.00
Mineral Leases Total		**1,247**				**$9,976.00**
Bud 9415	CB9415	47	December 18, 1978	December 18, 2006	February 16, 2008	$1,175.00
Bud 12593	CB12593	155	October 16, 1981	October 16, 2007	December 15, 2008	$3,875.00
Bud 12455	CB12455	143	October 16, 1981	October 16, 2007	December 15, 2008	$3,575.00
Bud 12456	CB12456	174	October 16, 1981	October 16, 2007	December 15, 2008	$4,350.00
Bud 1	P6557B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 2 Fr.	P6558B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 3	P6559B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 4	P6560B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 5	P6561B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 6Fr.	P6562B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 7	P6563B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 8	P6564B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 9	P6565B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 10Fr.	P6566B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 11	P6567B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 12	P6568B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 13	P6569B	21	December 2, 1964	December 2, 2006	January 31, 2008	$525.00
Bud 619	P619F	206	November 9, 1992	November 9, 2006	January 8, 2008	$5,150.00
Bud 618	P618F	240	November 9, 1992	November 9, 2006	January 8, 2008	$6,000.00
Bud 617	P617F	240	November 9, 1992	November 9, 2006	January 8, 2008	$6,000.00
Bud 30	P3933E	21	May 4, 1973	May 4, 2007	July 3, 2008	$525.00
Bud 54	CB9419	132	January 15, 1979	January 15, 2007	March 16, 2008	$3,300.00
Bud 53	CB9418	87	January 15, 1979	January 15, 2007	March 16, 2008	$2,175.00
	CB7031	164	July 17, 1978	July 17, 2007	September 15, 2008	$4,100.00
Bud 4165	P4165E	172	December 7, 1984	December 7, 2006	February 5, 2008	$4,300.00
	CB6422	206	August 12, 1974	August 12, 2007	October 11, 2008	$5,150.00
	CB4737	239	May 4, 1973	May 4, 2007	July 3, 2008	$5,975.00
	CB4736	107	May 4, 1973	May 4, 2007	July 3, 2008	$2,675.00
	CB7085	88	July 17, 1978	July 17, 2007	September 15, 2008	$2,200.00
Mineral Claim Total		**2,694**				**$67,350.00**
NBM Property Total		**3,941**				**$77,326.00**

Note 1: Claim dispositions are in good standing for one year past the date shown.

Note 2: Includes the sixty day grace period before the final expiry of claim disposition.

Note 3: The amount per year is based on the following: 1) A cash payment of Cdn $8.00 per ha is submitted to the government each year for the mineral licenses, 2) Work requirements for the mineral claims consist of Cdn $25.00 per ha each year.

Figure 4.2 is a detailed plan of the Mineral Leases and Hudson Bay option. The underground workings in the mine, Birch zone Pit, and No. 3 zone portal are indicated in relationship to the New Britannia shaft and property boundaries.

On October 10, 2006, Garson and Piper announced that they had entered into a definitive purchase agreement with Kinross and Pegasus, as well as a letter of understanding with High River to acquire a 100% interest in the New Britannia mine and mill. The following details of the agreement are quoted from page 2 of the October 10, 2006 press release:

"In consideration of the acquisition, each of Piper and Garson will issue shares to Kinross consisting of 19.9% of their issued share capital at closing and grant Kinross the right to receive, at no additional consideration, 19.9% of the common shares issued by Piper and Garson upon the exercise or conversion of any convertible security issued by Piper and Garson as part of any equity financing that Piper and Garson undertake after the signing of the definitive purchase agreement and prior to the closing of the transaction. Piper and Garson will also have to post C$1.9 million in financial assurances with the Government of Manitoba and C$3.9 million in the form of a letter of credit to Kinross which will be refundable upon reaching commercial production from the mine. Upon closing, Kinross will have the right to appoint a representative to the boards of both Piper, and Garson. Kinross retains a back-in right should a NI 43-101 compliant resource of 3 million ounces be proven up. High River has agreed to sell its 50% interest in NBM and to waive its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations. The agreements are subject to, among other things, receipt of regulatory approvals and completion of financing. It is anticipated that closing will take place within 90 days."

"It is contemplated that Piper and Garson will enter into a joint venture agreement whereby Piper will retain a 60% interest and Garson a 40% interest in the joint venture."

"As consideration for offering Piper and Garson the opportunity to participate in the Asset Purchase Agreements and to acquire the New Britannia Assets, both Garson and Piper agree that on execution of the Asset Purchase Agreement, Pegasus will be entitled to a Participation Fee payable by way of the pro rata issue of 1,800,000 shares issued at a value of $0.20 per share as to 60% Piper (1,080,000) shares and 40% Garson (720,000 shares). Certain principals of Pegasus including, David Constable, Ed Stringer, Ken Cawkell, and David Tafel are directors of Garson. David Tafel is also a director, and president of Piper Capital."

Environmental reclamation on various portions of the NBM property predates the cessation of operations at the mine in early 2005. However, Kinross and High River have conducted further environmental reclamation on the property since the mine was placed on care and maintenance in advance of any decision regarding either a sale of the property to a third party or final closure and full reclamation of the minesite and property.

Figure 4.2
Plan of the New Britannia Mine Property Mineral Leases and Mineral Claims

GRID NORTH

HUDSON BAY OPTION

NEW BRITANNIA MINE

PLAN OF MINERAL LEASES & CLAIMS, SHOWING UNDERGROUND WORKINGS

The following reclamation and closure work has been conducted on the NBM property by Kinross and High River:

- The No. 3 zone, portal has been capped and sealed along with the ventilation raises. Contouring and vegetation of the main areas of disturbance have occurred and the site returned to pre-mining conditions. Figure 4.3 shows the location of the No.3 zone portal after reclamation with the site contoured and vegetated and Figure 4.4 shows the former ore stockpile area after reclamation of the site.

- The main residue pile has been partially capped and has been allowed to re-vegetate itself. Although the residue pile is owned by the mine, the residue pile was created during the original mining period between 1949 and 1958 and for environmental purposes is considered an "orphan site" and it is the environmental responsibility of the Manitoba Government unless it is significantly disturbed.

- Filling of the Birch zone pit has been completed at 3:1 slope and a oversize rock barricade has been placed on the vertical pit walls to prevent inadvertent access to the site. The area has been vegetated and is in the process of being returned to pre-mining conditions. Figure 4.5 shows the location of the Birch Pit after reclamation of the site.

- All salvageable mobile and stationary equipment was removed from underground and the majority of the equipment has been sold and transported off site. Any equipment left underground has had oil and lubricants removed and systems flushed. Equipment left underground was as follows: 1-2yd Wagner Scooptram, 2-6yd Wagner Scooptrams, 8-Toyota Service Trucks, 1-Boom Truck, 4-Scissor Trucks, 1-Fuel Truck, 1 JD Tractor.

- The main scrap laydown yard has been cleaned up. Contouring and vegetation of the main laydown yard, old waste stockpile area, and the historic laydown yard next to the main yard was completed in August, 2006.

- Federal MMER Environmental Effects Monitoring (EEM) was completed in August 2005. This report was completed and submitted.

- Annual treatment and discharge of approximately 148 million US gallons of tailings water to the Herblet Lake watershed was completed in August 2006. This process is ongoing and further treatment and discharge of tailings water will be required.

- Processing plant cleanup has been completed and both the tailings line and reclaim waterline have been removed.

- Waste berm has been placed around the fenced-off area of the Dick zone crown pillar to prevent easy access. Figure 4.6 shows a view, looking west, along the berm with the crown pillar of the Dick zone located on the right side of the photograph behind the fence.


micon
INTERNATIONAL LIMITED
mineral
industry
consultants

Figure 4.3
No. 3 Zone Portal Site after Reclamation



Figure 4.4
No. 3 Zone Former Ore Stockpile Area Reclamation



Figure 4.5
Area of the Birch Pit after Reclamation



Figure 4.6
Berm along the Fenced-off Area of the Dick Zone Crown Pillar





Environmental remedial work to be completed if the mine does not reopen (Liabilities):

- According to regulatory standards, buildings and surface infrastructure will be decommissioned, dismantled and the site returned to pre-mining activity status. This includes removal of the surface buildings which include the hoist house, electrical shop, exploration trailer, warehouse/dry, headframe and mill building and infrastructure.

- Four openings to surface need to be capped with concrete. Engineered designs have been completed and are located at the minesite office if needed.

- The Birch Lake tailings cover was started in October 2005 and halted in November 2005. The work was late getting started due to above normal wet conditions and the work was discontinued for the same reason. This work is expected to take 3 years once it has re-commenced. Covering of the exposed tailings is planned to impede erosion and arsenic migration. The present closure plan will leave approximately two-thirds of the northern portion of the impoundment as a water/wetland cover. The southern two-thirds will be covered with a 0.5 m till cover and will be seeded. Upon completion of the final contouring and seeding, non-contact storm water will gravity flow to the north from the vegetated capped surfaces and into a sediment retention basin prior to release into the Herblet Lake watershed.

- Sloping of the surface waste pile to 3:1 slope.

- Scarification and seeding of all roads and dam surfaces. All soil covered areas will be seeded to establish a permanent vegetative stand.

- Design and construction of a spillway for seasonal decant into the Herblet Lake watershed.

- Historically an annual discharge of effluent has occurred from the tailings facility with no chemical constituents being above the mines mandated discharge limits. The facility has used a natural degradation for the cyanide component and a ferric sulphate addition for arsenic precipitation. The arsenic level is therefore the main constituent of concern for the tailings closure. Personnel at New Britannia anticipate that three years may be required for water discharge treatment before the facility is closed on a stand alone basis with all water discharges meeting regulatory standards.

At this time Micon is unaware of any other outstanding environmental liabilities attached to the NBM property and is unable to comment on the quality of any remediation which may have been undertaken by the previous owners.

Garson and Piper plan to conduct an aggressive exploration programs across the extent of the NBM property and will assume Kinross's and High River's environmental responsibilities upon signing the definitive purchase agreement and closing of the transaction.

Prior to starting an exploration program Garson and Piper will have to obtain permits to conduct the exploration work from the Manitoba Ministry of Natural Resources and if any disturbance of waterways is contemplated they will need to obtain additional permits from Fisheries and Oceans, Canada.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The NBM property is accessible from Winnipeg, the provincial capital of Manitoba, via both paved and good quality dirt roads. Access is primarily via the Provincial Highway 6 north from Winnipeg to the junction of Provincial Highway 392 at the community of Ponton. From the junction it is approximately 65 km southwest to the junction with Provincial Highway 39 and a further 33 km along highway 39 to the town of Snow Lake. Access within the property is via all weather private roads. The major population centres for the region are Flin Flon to the west-southwest of Snow Lake and Thompson to the north east. The cities of Flin Flon and Thompson, with populations of over 6,000 and 14,400 inhabitants respectively (1996 census), are the supply centres for the region. Both communities also have daily air service to Winnipeg.

The NBM property is located on the edge of the town of Snow Lake, which is the administrative, transportation, communication, and supply centre for this area of northern Manitoba. Local businesses offer most goods and services required for mineral exploration and development. The town is also host to a thriving tourist industry which serves recreational hunters and fishermen. See Figure 5.1 for an aerial view, looking east, of the New Britannia mine in the winter.

The town is also home to Hudbay Minerals Inc (HudBay) Chisel North mine. The Chisel North mine is the latest in a series of base metal mines operated since 1960 by HudBay and its predecessor company Hudson Bay Mining and Smelting Company Limited (HBM&S). Consequently the area is able to furnish sufficient power, water and potential mining personnel to support a new operation. The region is also currently the focus of exploration activities for both gold and base metal mineralization by a number of companies.

Micon believes that the current land holdings are of sufficient size to support a renewal of mining extraction activities, since a fully permitted milling and tailings facility is still located on the present mineral leases.

The topography and physiography are typical of the pre-Cambrian shield in Manitoba, consisting of low rolling hills composed of bedrock outcroppings, development of thin soils, and vegetation cover that is dominated by a mixture of poplar, black spruce and balsam trees. The elevation of Snow Lake is 980 metres (m) above sea level with the relief in the area generally low and not exceeding 150 m.



Figure 5.1
Aerial View of the New Britannia Mine Looking East



Since there is no official weather station in Snow Lake the following climatic data was taken from the closest station located in Flin Flon to the west of Snow Lake on the Manitoba/Saskatchewan border. Flin Flon has two official weather stations (Flin Flon and Flin Flon A) and for the purposes of this report the Flin Flon weather station was used. The climate is generally cold, with the mean daily temperature being 0.6° Celsius (C). The extreme maximum temperature was recorded in 1929 at 40° C and the extreme minimum temperature was recorded in 1930 at -46.1° C (Source: Environment Canada Web page URL http://www.climate.weatheroffice.ec.gc.ca/climate_normals, visited on October 13, 2006). The average precipitation is 463.1 millimeters (mm), with 342.5 mm falling as rain and 122.8 mm falling as snow. The operating season is year round with the usual winter storms which are common in the northern portions of Canada which may close the roads or airports for a couple of days during the winter months.

6.0 HISTORY

The northwestern portion of Manitoba, though prospected in the 1890s, did not experience systematic searching until after 1907. In 1914, gold was discovered approximately 20 km to the southeast of Snow Lake on the eastern shores of Wekusko Lake (also known as Herb Lake). In 1917, a shipment of ore from the Moose Horn-Ballast claims produced 3.36 kilograms (kg) or 108 ounces (oz) of gold from 28.5 tons treated at Trail, British Columbia.

Along with the Mandy mine on Schist Lake, which was primarily a copper mine, the Moose Horn-Ballast has the distinction of being the first gold producer in Manitoba.

In 1918, the Rex claim (Laguna mine) located to the north of the Moose Horn-Ballast claims went into production with a 30 ton/day mill. The Laguna mine was in production intermittently until 1939 and produced 1,833.9 kg (58,962 oz) of gold.

In 1924, the Bonter Brothers and Mr. Chris R. Parres headed to Snow Lake to work some claims the Bonters had staked previously on a gold showing called the Bounter zone. In the fall of 1924 the Bonter Brothers left after spending the summer chasing sporadic gold assays leaving Chris to prospect on his own. In October, 1924, while panning gossan material from a groundhog hole Chris discovered fine gold in the pan however, due to impending freeze-up he had to wait until the following year to stake the mineral claims on his discovery.

It should be noted that the discussions related to the resource and reserve estimates conducted prior to February 1, 2001, contained in this section of the report, refer to historical estimates only. The historical resource and reserve estimates discussed in this section may have been estimated according to the accepted standards for the mining industry for the period to which they refer; however, they do not comply with the current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions for estimating resources and reserves as required by NI 43-101 and should not be relied upon.

6.1 NOR-ACME/NEW BRITANNIA MINE

On May 12, 1925 Mr. Parres recorded his claims in the town of The Pas. During the following years Chris and his sons worked on the claims intermittently and were able to hold onto the claims by conducting the required work commitments.

In 1938, Mr. Parres placed the claims into the hands of Nor-Acme Gold Mines Ltd (Nor-Acme Gold). This company had been incorporated on January 14, 1938 by Mr. George H. Clare who along with his partner Mr. Sam Semple had promised to raise Cdn $50,000 to develop the gold claims. While Mr. Clare had problems raising the money, during a trip to New York he did manage to interest Mr. Frank Ebbutt of the Howe Sound Exploration Company Ltd. (Howe Sound).

After visiting the property in 1940, Mr Ebbutt returned in June 1941 with an x-ray diamond drill to core five shallow holes on the property below the surface gold showings. Based on the assay results of these five holes Howe Sound optioned the property from Nor-Acme Gold on August 15, 1941 in exchange for a mining royalty.

In September, 1941 after optioning the property, Howe Sound had two drills shipped to the property to begin blocking out the large low-grade mineral deposits. By February 1942 a third drill had been added and by the spring of 1942, 50,000 feet (ft) or 15,239 m of drilling had delineated the Dick and Toots zones. At the conclusion of the drilling program the mineral resources were estimated to be 5,000,000 tons at an average grade of 0.150 oz of gold per ton confined to a depth of 1,000 ft below surface.

A period of inactivity ensued during the war years and construction of the mine infrastructure did not begin until August 1945. The construction of the mine included the sinking of a five compartment shaft and construction of a milling plant capable of treating 2,000 tons/day (tons/d). The company also worked closely with the officers of the Manitoba Department of Mines and Natural Resources to design a townsite for the mine as well. As a result of this collaboration the Snow Lake town site was the first mining town to be developed under a new section of the Local Government Districts Act, passed by the Manitoba Legislature in 1945 to provide for the orderly development of mining areas and eliminate the old style "tin town".

In March 1949, the mine was opened as the Nor-Acme Mine (Nor-Acme) and the first bar of gold bullion was poured on April 22, 1949. Official production began on June 1, 1949 and ceased in July 1958. Between June 1949 and July 1958, the Nor-Acme produced approximately 5,394,000 tons and 763,000 feed ounces of gold at an average grade of 0.142 oz/ton. The Nor-Acme mill recovered approximately 610,000 oz of gold during this production period.

From 1949 to 1958, mining occurred between the surface and the 1530 level, with the 1780 level developed as an exploration level prior to the mine's closure in 1958. Ownership of the mine reverted to Nor-Acme Gold Mines Ltd. on September 1, 1959 under the terms of the 1943 royalty-lease agreement with Howe Sound.

Between 1958 and the early 1990s various companies worked on the property with the intention to bring the mine back into production however, all these attempts were unsuccessful. Nor-Acme Gold continued to hold onto the claims during these years once the original mining lease reverted to mineral claims.

In 1962, Falconbridge conducted feasibility tests on the arsenical concentrates (residue pile). The tests indicated that the 227,000 tonne stockpile averaged 9.60 g/t (0.28 oz/ton) gold.

In 1980, Hudson Bay Exploration and Development Company Ltd. (Hudson Bay or HBED) obtained a two year option, to acquire a 75% interest in the Nor-Acme mine (NBM) property. In 1981, Hudson Bay drilled 3,880 m core to test the downward extension of the deposit and based on the results they estimated an "indicated reserve" of 2,510, 889 tonnes grading 5.49 g/t (0.16 oz/ton) gold (Richardson, 1996). Hudson Bay exercised its option on the property by paying a non-deductible instalment of Cdn $100,000 in July, 1982 but dropped the option in May, 1986.

In 1987, High River Resources Ltd (High River) optioned the Nor-Acme (NBM) property and in 1988, dewatered the shaft and workings and conducted a Cdn $4.5 million underground exploration program. In December, 1988, High River merged with Nor-Acme Gold to form High River Gold Mines Ltd (High River).

In 1988, High River invited third party participation in the project and on December 6, 1988 concluded an agreement whereby INCO Gold, a unit of INCO Limited, could earn a 50% stake in the property by placing the mine into production. INCO Gold agreed to provide

Cdn $6.5 million in flow-through financing to continue the underground exploration programme and provide a positive feasibility study by June 1991.

INCO Gold completed the exploration in 1988 and in September announced a "geological reserve" of 4,207, 400 tons grading 0.19 oz/ton gold at a 0.1 oz/ton cut-off grade. In late November, INCO Gold provided the technical portion of a pre-feasibility study jointly prepared with Wright Engineers Ltd (Wright) which included a mine plan, mill and process design. Although technically feasible the study also indicated that higher gold prices were required to justify the high capital costs. The mine was kept dry and on care and maintenance pending an increase in the price of gold but the market continued to deteriorate and in August 1991 the mine was allowed to flood. During this time INCO Gold and Consolidated TVX Mining Corporation merged to become TVX Gold Inc (TVX).

In September 1992, mineral lease ML-61, covering the old Nor-Acme Mine, was issued to High River. In September 1993, High River entered into an agreement to acquire certain properties adjacent to the Nor-Acme (NBM) property which contained the No. 3 zone and the Birch zone mineral deposits.

TVX and High River formed a joint venture in 1994 to reopen the mine. Ownership in the joint venture is on an equal basis with each partner owning 50% of 1126774 Ontario Limited (1126774 Ontario), the numbered company that holds the property. Although the joint venture is structured on an equal basis, TVX became the operator of the mine. In late 1994, rehabilitation of the mine commenced after Bharti Engineering Associates Inc. (Bharti) published the feasibility study in April.

Ore from the secondary mining areas (No. 3 zone & Birch Pit) located on mineral lease ML-323 was used to bring the mine and mill into production prior to the completion of the rehabilitation and construction at the main shaft.

The New Britannia mill poured the first gold bullion in November, 1995 which was initially obtained from the production at No. 3 zone. It was when production commenced in 1995 that the name of the Nor-Acme mine was changed to the New Britannia mine in tribute to the huge Britannia copper-silver-gold mine that Howe Sound once operated at Britannia Beach in British Columbia. The Britannia mine was once considered the sister mine to the Nor-Acme because they used the same mining methods in the 1940s and 1950s.

Production ceased at No. 3 zone in May, 1996 and production from the Birch Pit was limited to the spring and summer of 1996. Full production from the main shaft was achieved in August, 1996.

In 1995, High River and Hudson Bay Mining and Smelting Company Ltd. (HBM&S) through their subsidiary Hudson Bay entered into an option agreement covering certain mineral claims that were contiguous to the mineral leases and Sky mineral claims held by the joint venture. The HBM&S claims covered a portion of the eastern workings of the original Nor-Acme mine and the eastern extent of the Howe Sound fault. These claims were added to the property held by 1126774 Ontario. In June 1997, this option agreement was amended

and restated to better accommodate some of the concerns the joint venture parties had with the original agreement.

In December, 1998, the size of mineral lease ML-61 was increased with the addition of the adjoining Sky claims which were incorporated into ML-61 because the north-northeast plunge of the main Dick and Ruttan zones situated the Ruttan zone on the claims at the 2506 level.

In 1999, TVX and Normandy Mining Limited (Normandy) formed a strategic arrangement in which the operating management of the New Britannia mine was transferred to TVX Normandy Americas (Canada) Holdings Inc. (TVX Normandy) from TVX. At this point ownership of the mine through the shares of 1126774 Ontario, became TVX Normandy 50% (TVX Gold 25% & Normandy 25%), and High River Gold 50%.

In January, 2002, Newmont Mining Corporation successfully purchased Normandy Mining Limited after a bidding war with AngloGold of South Africa and as a result of the purchase TVX Normandy was changed to TVX Newmont Americas (Canada) Holdings Inc. (TVX Newmont).

In June, 2002, TVX, Kinross Gold Corp.(Kinross), and Echo Bay Mines Ltd. (Echo Bay) announced plans to merge the three companies into a single gold producer. Also included in this merger was the sale by Newmont of its 50% portion of TVX Newmont to TVX. Completion of the three-way merger occurred on January 31, 2003 and Kinross became the operator of the mine.

In August, 2002, mineral claim Bud 4165 (P4165E) was transferred from Hudson Bay to 1126774 Ontario and in February, 2004, mineral claims CB6422, CB4737, CB4736, and CB7085 were transferred from Hudson Bay to 1126774 Ontario in exchange for the return of Bud 52 (CB9417). When these claims were added to the pre-existing claims covered by the Hudson Bay option agreement, the total number of claims covered by the option agreement rose to 29 claims.

During 2003, the mine struggled with less production tonnage and increased dilution in the Dick and Ruttan zones below the 3000 level in the mine and in early 2004 the decision was taken to close the mine for economic reasons.

In June, 2004, development mining was concluded at the New Britannia mine with the completion of the 3680 level. The original mine closure plan called for the completion of production mining by the end of October 2004 and the start of reclamation activities on the property. However, a sharp increase in the overall grade as a result of lower dilution beginning in June led to a re-evaluation of the mine's closure. This turnaround was directly attributed to the better than expected grades, ore thickness and strike lengths for the western portion of the last two mining levels (3630 and 3680) in the Dick zone, along with significantly less dilution (hangingwall failure) in these stopes. As a result of this turnaround in profitability and the lack of good drilling to define the western end of the Dick zone, the joint venture partners approved funds to both conduct an exploration program on the 3630

level and re-commence ramp and sill development below the 3680 level at the end of August, 2004.

Production mining ceased at the end of September 2004 and the mill was put on care and maintenance. The mineralized material generated from the reactivation of the sill development was stockpiled on surface.

The fall 2004 diamond drilling program was designed to identify both the trend and potential economic viability of the northwest trending mineralization at the western extent of the Dick zone below the 3680 level. The drill program was conducted from the 3630 level exploration drill drift, which is located in the hangingwall of the 3630 development level. During the drilling program a total of 9,302.7 ft (2,835.33 m) of BQ wireline diamond drilling, covering the area between the 3680 and 4100 levels, was completed. Of the total drilling 7,710.7 ft (2,350.11 m) was conducted on Mineral Lease ML-61 and 1,592 ft (485.22 m) was conducted on the Bud 12593 (CB12593) mineral claim.

The results from the fall 2004 drilling program indicated that the mineralization encountered during development on the 3630 and 3680 levels constituted a blowout (swell) in the Dick zone, and that the zone narrows considerably between the 3680 and 3900 levels. Another potential blowout (swell) in the mineralization was identified occurring below the 3900 level, however determining the extent of the mineralization below this level required further drilling and was not covered by the program. A summary of the results for the fall 2004 drilling program (Dick zone) are contained in Table 6.1.

The drill program also confirmed that the dip of the mineralization, below the 3680 level, flattened to between 20 and 30 degrees and the shallow dip appeared to coincide with a general flattening of the McLeod Road Thrust fault.

While the results from the drilling program indicated that the mineralization of the Dick zone exhibited good continuity, the overall width and grade of the mineralization was not significant enough to allow it to be converted from a mineral resource to a mining reserve to allow for profitable mining. As a result of the failure to convert the mineralization from a mineral resource to a mining reserve all development was suspended at the New Britannia Mine and initiation of mine closure proceedings were commenced on January 27, 2005.

As part of the site cleanup the stockpile generated during the fall of 2004 was processed by the mill between June 11, and July 4, 2005. During this period 22,714 t grading 0.102 g/t was processed and 2,113 oz of gold was recovered.

Only activities related to site cleanup in preparation for full closure and reclamation of the site have been conducted at the site since 2005.

Table 6.1
Summary the Results of the Fall 2004 Drilling Program from the 3630 Level (Dick Zone)

Diamond Drill		Diamond Drill Hole Location							Mineral Intersections (Imperial Units)					Mineral Intersections (Metric Units)					Mining Level Intersected
Hole Number	Core Size	Mineral Lease/Claim	Zone	Drill Station (Easting)	Azimuth (°)	Dip (°)	Length (feet)	Length (metres)	From	To	Core Length	True Width	In-Situ Grade (oz/ton)	From	To	Core Length	True Width	In-Situ Grade (oz/ton)	
1st Drill Station																			
3630-01	BQ	Mineral Lease ML-61	Dick	37604.2	232.6	-17	477.4	145.5	282.4	303.0	20.6	13.1	0.112	86.1	92.4	6.3	3.99	3.84	3713
3630-02	BQ	Mineral Lease ML-61	Dick	37603.6	239.8	-16	507.0	154.5	331.9	336.7	4.8	2.3	0.232	101.2	102.6	1.5	0.70	7.95	3716
3630-03	BQ	Mineral Lease ML-61	Dick	37617.0	189	-24	394.0	120.1	292.5	296.1	3.6	3.3	0.451	89.2	90.3	1.1	1.01	15.46	3747
3630-04	BQ	Mineral Lease ML-61	Dick	37620.4	165	-25	487.4	148.6	242.9	304.5	61.6	54.8	0.187	74.0	92.8	18.8	16.70	6.41	3734
3630-05	BQ	Mineral Lease ML-61	Dick	37603.4	247.8	-20	397.9	121.3	327.5	334.7	7.2	5.0	0.141	99.8	102.0	2.2	1.52	4.83	3728
3630-06	BQ	Mineral Lease ML-61	Dick	37605.5	247.5	-45	387.5	118.1	244.5	251.7	7.2	6.0	0.105	74.5	76.7	2.2	1.83	3.60	3796
3630-07	BQ	Mineral Lease ML-61	Dick	37607.0	248.9	-76	397.0	121.0	210.0	231.0	21.0	21.0	0.132	64.0	70.4	6.4	6.40	4.53	3834
3630-08	BQ	Mineral Lease ML-61	Dick	37626.4	069.3	-77	557.0	169.8	274.0	287.5	13.5	11.5	0.111	83.5	87.6	4.1	3.51	3.81	3895
3630-09	BQ	Mineral Lease ML-61	Dick	37625.6	069.8	-60	508.0	154.8	322.2	358.0	35.8	26.0	0.191	98.2	109.1	10.9	7.92	6.55	3916
3630-10	BQ	Mineral Lease ML-61	Dick	37627.8	068.7	-45	608.0	185.3	488.7	507.0	18.3	9.0	0.149	149.0	154.5	5.6	2.74	5.11	3973
3630-11	BQ	Mineral Lease ML-61	Dick	37628.5	067.4	-39	736.6	224.5	598.5	646.6	48.1	17.0	0.175	182.4	197.1	14.7	5.18	6.00	4015
3630-12	BQ	Mineral Lease ML-61	Dick	37612.4	217.3	-25	397.0	121.0	250.2	253.9	3.7	3.1	0.239	76.3	77.4	1.1	0.94	8.19	3729
2nd Drill Station																			
3630-13	BQ	Mineral Lease ML-61	Dick	37506.1	248.2	-21	417.0	127.1	324.0	332.7	8.7	7.0	0.170	98.8	101.4	2.7	2.13	5.83	3733
3630-14	BQ	Mineral Lease ML-61	Dick	37510.4	248.1	-82	388.0	118.3	243.5	248.8	5.3	5.1	0.044	74.2	75.8	1.6	1.55	1.51	3858
3630-15	BQ	Mineral Lease ML-61	Dick	37520.4	066.8	-58	568.0	173.1	458.0	475.0	17.0	10.0	0.255	139.6	144.8	5.2	3.05	8.74	4014
3630-16	BQ	Mineral Lease ML-61	Dick	37520.9	066.8	-48	817.0	249.0	637.0	662.5	25.5	10.0	0.221	194.2	201.9	7.8	3.05	7.58	4103
3630-17	BQ	Mineral Lease ML-61	Dick	37507.3	227	-22	448.0	136.6	335.3	345.4	10.1	7.8	0.121	102.2	105.3	3.1	2.38	4.15	3750
3630-18	BQ	Mineral Lease ML-61	Dick	37511.9	205	-55	367.0	111.9	262.4	272.0	9.6	9.0	0.136	80.0	82.9	2.9	2.74	4.66	3839
3630-19	BQ	Mineral Lease ML-61	Dick	37507.8	248.2	-48	347.6	105.9	250.6	253.3	2.7	2.7	0.028	76.4	77.2	0.8	0.82	0.96	3803
3630-20	BQ	Mineral Lease ML-61	Dick	37519.3	067.0	-75	397.0	121.0	298.9	310.4	11.5	9.0	0.110	91.1	94.6	3.5	2.74	3.77	3912
3rd Drill Station																			
3630-21	BQ	Mineral Lease ML-61	Dick	37433.8	248.2	-23	379.0	115.5	346.3	347.7	1.4	1.0	0.104	105.6	106.0	0.4	0.30	3.57	3747
3630-22	BQ	Mineral Lease ML-61	Dick	37436.8	249	-57	308.0	93.9	245.9	251.8	5.9	5.9	0.211	75.0	76.7	1.8	1.80	7.23	3820
3630-23	BQ	Hudson Bay option	Dick	37459.8	67.2	-85	397.0	121.0	281.6	283.6	2.0	2.0	0.207	85.8	86.4	0.6	0.61	7.10	3893
3630-24	BQ	Hudson Bay option	Dick	37457.8	67.2	-61	498.0	151.8	429.5	430.9	1.4	1.0	0.204	130.9	131.3	0.4	0.30	6.99	3989
3630-25	BQ	Hudson Bay option	Dick	37461.0	66.2	-50	697.0	212.4	570.6	579.3	8.7	4.0	0.226	173.9	176.6	2.7	1.22	7.75	4063

Between 1996 and 2004, definition drilling and exploration drilling was conducted at the New Britannia mine using both mine personnel and a contractor. A bazooka drill was used by the mine to conduct definition drilling on the development sills to assist the geology department in defining the final ore contours prior to outlining the longhole drilling for each mining level. Contract drilling was used for both long term definition drilling and exploration drilling. Table 6.2 summarizes the total yearly definition and exploration footage conducted by the contractor at the New Britannia mine between 1996 and 2004.

Table 6.2
Summary of the Yearly Definition and Exploration Drilling Amounts from 1996 to 2004

Year	Total Yearly Definition + Exploration Drilling	
	Feet	Metres
1996	190,134	57,953
1997	235,217	71,694
1998	212,122	64,655
1999	148,223	45,178
2000	177,746	54,177
2001	163,701	49,896
2002	319,996	97,534
2003	190,356	58,020
2004	26,423	8,054
Total	**1,663,918**	**507,162**

Underground exploration drilling was curtailed at New Britannia in October of 2003 due to the uneconomic results obtained from the drilling below the 4000 level on both the Dick and Ruttan zones. Definition drilling during 2004 was reduced to only the amount required to produce the geological longhole interpretation for each extraction sill.

In late 2004, a small exploration drilling program was approved to follow up on better grades, widths, and strike length encountered during development mining, on the 3630 and 3680 extraction levels, at the western extent of the Dick zone. The program did not confirm a continuation at depth of the better grades, widths and strike seen during development and as a result the resources on the western extent of the Dick zone were unable to be translated into reserves.

The mineralization found at surface occurs in two main zones known as the Toots and Dick, respectively. At depth, between the 1030 and 1280 levels the Dick zone appears to split into two separate zones (Dick and Ruttan) with four zones occurring on the 1780 level. The zones which occur on the 1780 level are, from west to east, the Toots, Dick, Ruttan, and Hogg zones.

On the 1780 level the Ruttan and Hogg zones are separated by an area of weak mineralization approximately 100 ft (30.5 m) long. However, on the 2010 level the mineralization is continuous between the two zones. Below the 2010 level, the Ruttan and Hogg zones continue as one zone down to the 2300 level where, due to the decreasing strike length of the mineralization, the two zones were combined by the geological staff of the New Britannia mine into as one zone (Ruttan) for interpretation and mining purposes.

Below the 1780 level, the Toots zone is terminated by the McLeod Road Thrust fault and only the Dick, Ruttan, and Hogg zones continue to depth.

Due to the orientation of the mineralization, a series of four grids were used at the Nor-Acme/New Britannia mine in order to drill perpendicular to the strike direction of the mineralization and create sectional views of the different zones. The four grids are the Toots, Dick (Main Mine and North-West), and Ruttan.

The Toots Grid was a northeast – southwest trending grid used for the upper portions of the mine above the 1030 level and the Toots crown pillar. Below the 1030 level this grid is no longer used and the Lower Toots zone (1280 level to 1780 level) uses the Dick (Main Mine) Grid for interpretation, as it provided for a more accurate interpretation of the zone.

The Dick Grid is also called the Main Mine Grid and is oriented north – south. However below the 3480 level at its western end of the Dick zone, close to the McLeod Road Thrust fault, the mineralization changes strike direction from an east-west orientation to a northwest orientation and starts to parallel the fault. The direction change occurs to a lesser extent in the Dick zone between the 3000 level and 3480 level, as well as in the Toots zone between the 1530 level and 1780 level. However, only below the 3480 level does the northwest strike length of the mineralization become extensive enough to require the creation of a new grid to adjust the drilling orientation and create new sectional views to account for this change.

In response to the strike change of the mineralization a second Dick Grid was created in the summer of 2004. The grid lines for this new grid are oriented at 67° east of north and allow for the northwest trending portion of the Dick zone to be drilled and interpreted approximately perpendicular to its strike direction. The eastern portion of the Dick zone continued to use the north-south orientated Dick zone (Main Mine) grid for drilling layouts and sectional interpretation.

The Ruttan Grid is a northwest – southeast trending grid with the gridlines oriented 40° east of north. Between the 2456 and 3000 levels the Ruttan zone starts to undertake a 30° change in strike direction. Between the 2456 level and 2986 level the directional change created the illusion that the zone was flattening as the directional change caused the main portion of the Ruttan zone to trend in an east west strike orientation (Dick Grid) by the time it reached the 2986 level. Therefore for a short period of time at the mine (~ 2 years) in order to maintain a greater accuracy when interpreting the mineralization and for drilling orientation both the old Ruttan grid and the Dick grids were used for interpretation. The Ruttan Grid was used from the start of the zone up to Ruttan Grid Line 10250E, after this point the Dick Grid is used for the remainder of the zone. This practice was discontinued for the main mineralized lens below the 2986 level, as the Ruttan Grid is obsolete for this lens below this level. The exception to this practice was the Ruttan Footwall Lens, which remained in the original strike orientation of the Ruttan zone.

The Ruttan Grid is also used for the Hogg zone interpretation. At the present time this only applies to any mineral inventory in the Upper Hogg zone above the 1780 level as the Hogg zone has been mined out between the 1780 and 2300 levels. Below the 2010 level the Hogg



and Ruttan zones mineralization constituted a single zone and for the purpose of estimating the mineral resources, the Hogg zone was combined with the Ruttan zone below the 2300 level.

New Britannia Mine had a number of major accomplishments during its short production period from 1994 and 2004. These accomplishments are listed below:

- 1996, Provincial Mine Rescue Champions.
- 1996, One Year No Lost Time Accidents.
- 1997, Provincial Mine Rescue Champions.
- 1997, John T. Ryan Award – Western Canada Regional Winners.
- 1997, Two Years No Lost Time Accidents.
- 1997, One Million Manhours, No Lost Time Accidents (August).
- 1998, John T. Ryan Award – Canadian Metal Mines Winner.
- 1998, Provincial Mine Rescue Technician Award.
- 1998, Three Years No Lost Time Accidents.
- 1999, John T. Ryan Award – Western Canada Regional Winners.
- 1999, Provincial Mine Rescue Competition Runner-up.
- 1999, Two Million Manhours, No Lost Time Accidents (June).
- 1999, Worked 1,386 Days No Lost Time (3.8 years).
- 2000, OHS Award of Excellence – Large Workplace.
- 2002, Provincial Mine Rescue Technician Award.
- 2002, John T. Ryan Award – Western Canada Regional Winners.
- 2003, Provincial Mine Rescue Champions.
- 2003, John T. Ryan Award – Canadian Metal Mines Winner.
- 2004, One Year No Lost Time Accidents.
- 2004, Provincial Mine Rescue Technician Award.

Figure 6.1 is a longitudinal projection of New Britannia Mine showing the present extent of the known ore zones, projected property boundaries, and mined out areas as of January 27, 2005.

6.2 NUMBER 3 ZONE AND BIRCH ZONE (MINERAL LEASE ML-323)

The following historical exploration and production has been conducted on the ground which composes the present Mineral Lease ML-323. However, for the purposes of this report all resources and reserves estimated prior to February 1, 2001 should be considered as historical resources and reserves as defined by NI-43-101 regulations and should not be relied upon.

Early records indicate that the property was explored for gold as early as the 1920s in the area of No. 3 zone and that at least by 1944 gold mineralization had been located in the area of the Birch zone.

Figure 6.1
Longitudinal Projection of the New Britannia Mine


NEW BRITANNIA MINE
WEST
EAST
LEGEND
CROWN PILLAR
MINED OUT in the 50's
MINED OUT SINCE 1993
ORE (where 'ore' has grade x width = 0.7)
Min. mining width = 7'
Min. in-situ grade = 0.100 oz/t
McLeod Road Thrust Fault
Hudson Bay Option Boundary
NEW BRITANNIA MINE
Longitudinal Projection of No. 1 Shaft

During the period from 1942 to 1945 the area was explored by Northern Canada Mines and Pioneer Gold Mines. In early 1946, Koona Lake Mines Limited was formed to take over the exploration and development on most of the Snow group of claims which covered the area of No. 3 zone. It was during this period that mapping, trenching and diamond drilling resulted in the discovery of the No. 3 zone. No. 3 zone is named such because it was the No. 3 showing on the Snow group of claims. No results of the drilling appear to have survived in the available literature.

From the late 1940s to 1964 there is not much information published on this area and it almost enters a dormant phase with regards to interest in the area.

In 1964, Mr. J. McNevin recorded Nov 1 mineral claim covering the area. It was optioned to the Canadian Nickel Company Limited in 1965 and they conducted a magnetometer survey on the ground. The claim was cancelled in 1970.

In 1971 W. Bruce Dunlop Limited (Dunlop) staked mineral claim CB3881 and conducted exploration on the mineral claim for several years. Granges Exploration Aktiebolag (Granges) optioned this claim in 1980-81 and conducted linecutting, soil sampling an electromagnetic survey, and diamond drilling on the property for base metals.

The property was transferred to Darius Gold Mine Incorporated in 1982 and a year later it was transferred to Gold Fields Canadian Mining Limited (Gold Fields) who carried out linecutting, VLF-EM, IP, and Magnetic geophysical survey, a humus geochemical survey and diamond drilling. Gold Fields drilling tested No. 3 zone to a depth of about 900 feet (274.3 m) but results of the drilling appear not to have survived and there are only passing references to this program.

In 1985 and 1986 Hudson Bay optioned the property and drilled approximately 3,406 metres under option in 1985-86. After the drilling program was completed Hudson Bay estimated that the "drill indicated reserves" for No. 3 zone were 200,000 t grading 15.09 g/t gold (Richardson, 1996). Hudson Bay dropped the option on the property after one year.

In 1986, Silver Hart Mines Limited (Silver Hart), acquired the property under an agreement with Dunlop. Silver Hart created Snow Lake Mines Ltd (Snow Lake Mines) as a company to explore and develop the property and diamond drilling was conducted during both the 1987 and 1988 exploration seasons. In 1987, Snow Lake Mines announced "reserves" of 617,000 t grading 9.6 g/t Au for No. 3 zone between the 122 m and 335 m levels (Fedikow, 1989 and Bamburak, 1990).

Figure 6.3 is a summary of some of the drilling which occurred on No. 3 zone between 1940 and 1988.



Table 6.3
Summary of Drilling on No. 3 Zone from 1940 to 1988

Company	Drill Holes	Footage, ft (metres, m)
Northern Canada Mines	49	4,987 ft (1,520 m)
Granges	7	920 ft (280 m)
Goldfields	107	61,728 ft (18,814 m)
Hudson Bay	28	10,346 ft (3,153 m)
Snow Lake Mines	124	71,490 ft (21,790 m)
Total	**315**	**149,471 ft (45,559 m)**

In 1993, High River optioned the claims covering the No. 3 and Birch zones from Dunlop. Between 1993 and 1994 High River conducted drilling programs with the intention of proving up an economically viable deposit above the 500-foot level, in the upper portion of the No. 3 zone. In April, 1994, Bharti noted, in the Snow Lake feasibility study that No. 3 zone had a "geological reserve" of 215,000 tons grading 0.295 oz/ton gold down to the 400 level and that drill holes between the 400 level and 1150 level indicated the potential for another 343,000 tons grading 0.28 oz/ton gold.

When TVX and High River formed the joint venture in 1994 to reopen the Nor-Acme mine, the option on the claims were assigned to 1126774 Ontario as part of the joint venture.

In April 1995, the mineral claims were converted into mineral lease ML-323. However development and testing of the No. 3 zone deposit had commenced with the first blast for the ramp in June 1994. Access to the No. 3 zone was via a portal and ramp with all material hauled to surface stockpiles from which it was then trucked to the New Britannia mill. Mining was conducted by accessing the ore along strike from the ramp and using the mechanized undercut longhole retreat method.

In 1995 and 1996 the No. 3 zone deposit was mined as mill feed for the New Britannia mill and during this period No. 3 zone produced 241,574 tons at a grade of 0.126 oz/ton gold for a total of 30,335 feed ounces. Production ceased at No. 3 zone in May, 1996 and no development or further exploration was done below the last mining level (450 level). After 1996, No. 3 zone was allowed to flood and during 1998 and 1999 the No. 3 zone adit was sealed and reclamation was conducted intermittently on the surrounding area until 2004 when it was completed.

From 1995 to 1997, various exploration programs of linecutting, ground geophysical surveys, and diamond drilling programs were conducted on other showings on ML-323. The majority of the exploration funding during this period was devoted to exploring the extent of the Birch zone located just to the northwest of the New Britannia tailings pond.

In early 1996, a small bulk sample was extracted from the upper portions of the Birch zone using open pit mining methods. The 1996 production from the Birch zone pit amounted to 31,353 tons grading 0.104 oz/ton gold for a total of 3,282 feed ounces.

In late 1997, it was determined from the diamond drilling programs that the Birch zone would probably never be economic due to the problems with continuity of the mineralization

between drill holes and the prevailing low gold prices at the time. As a consequence all surface exploration programs covering mineral lease ML-323 were curtailed in 1998 and even with the partial recovery of metal prices in 2003 and 2004 exploration was never re-commenced on ML-323 prior to the closure of New Britannia in early 2005.

6.3 HUDSON BAY OPTION

The following exploration work has been conducted on various portions of the present Hudson Bay option:

Between 1948 and 1958, limited exploration was conducted to the east of the Nor-Acme Shaft (New Britannia Shaft) from both underground and surface by Howe Sound and a portion of the old track drifts on the 320, 780 and 1280 levels are now situated on the Bud 1 (P6557B) and Bud 2 Fr. (6558B) mineral claims, which are part of the Hudson Bay option.

From 1968 to 1991, Hudson Bay and other companies conducted geophysical and geochemical surveys and drilled numerous holes on the Bud claims. Hudson Bay was primarily looking for base metal mineralization while the other companies were interested in the Bounter zone.

Geosearch Consultants Ltd. (1979, electromagnetic survey), Northwest Geophysics Ltd. (1982, magnetometer survey) and Brad Koop Exploration Services Inc. (1989, Phoenix VLF-2 GSM-18 MaxMin 11+ survey) all conducted surveys for Hudson Bay on the mineral claims which comprise the present Hudson Bay option.

In 1995, High River and Hudson Bay Mining and Smelting Company Ltd. (HBM&S) through their subsidiary Hudson Bay entered into an option agreement covering certain mineral claims that were contiguous to the mineral leases and Sky claims held by the joint venture. The HBM&S claims lie along the Sky mineral claims southern and eastern boundaries and covered a portion of the eastern workings of the original Nor-Acme mine and the eastern extent of the Howe Sound fault. In June, 1997, this option agreement was amended and restated to better accommodate some of the concerns the joint venture parties had with the original agreement.

After the option agreement with Hudson Bay was signed, TVX and High River completed a line-cutting program and geophysical program over a portion of optioned claims and diamond-drilling was conducted on the Bounter zone. In 1996, compilation of the previous work on the Hudson Bay option was completed and in 1997, Jasper Exploration completed a line-cutting program and a geophysical (Mag./VLF) was conducted over the new grid. A general prospecting program was also completed during the summer of 1997.
Between 1998 and 2000, exploration programs were curtailed on Hudson Bay option due to the low gold prices at the time and the option agreement was renegotiated to reflect the reduction in exploration work being conducted during this period.

In 2000, underground exploration drilling was conducted on the Bud 12455 (CB12455) mineral claim from the first 3000 level hangingwall exploration drift located within the New

Britannia Mine. A report for this work was filed with the Mines Branch of the Manitoba Ministry of Industry, Trade and Mines for assessment credits totalling Cdn $200,601.41. This work went towards fulfilling the work obligations contained in the Hudson Bay option by the joint venture partners TVX and High River.

Limited surface exploration on the Hudson Bay option was re-commenced in 2002 with a drilling program focused on identifying any mineralized zones located to the east of the shaft. The last exploration drilling conducted in this area dated from the original Nor-Acme production period which had identified areas of mineralization which had been uneconomic during the 1950s. Between January, and March, 2002, 6,216.6 ft (1,894.73 m) of surface drilling was conducted on the Bud 1 mineral claim. The surface drilling program was approved for the inclusion within the Manitoba Mineral Exploration Assistance Program (MEAP) in January 2002, and assigned the identification number 011101-01. A report recording the details of this work was filed with the Mines Branch for assessment credits totalling Cdn $160,396.62.

At the same time as the surface drilling program was being conducted an underground diamond drill drift was being excavated in the hangingwall of the Dick and Ruttan mineralized zones on mineral claim Bud 12455 (CB12455) on the 3000 level in the New Britannia mine. The drill drift was an extension of the existing diamond drill drifts and a report was filed with the Mines Branch for assessment credits totalling Cdn $92,415.44.

Between November 1, 2002 and March 31, 2003, an underground drilling program was conducted on the Bud 12455, Bud 12456, and Bud 12593 mineral claims and on mineral lease ML-61. This project was approved for the inclusion in the fall 2002 MEAP in January 2003 and was assigned the identification number 021101-30. A report detailing the results of this program was filed with the Mines Branch for assessment credits totalling Cdn $367,751.23.

From the beginning of January to May 31, 2003, the company continued to establish the 3000 level diamond drill drift on the Bud 12455 (CB12455) and Bud 12456 (CB12456) mineral claims and filed a report with the Mines Branch for assessment credits totalling Cdn $446,557.22.

Between April 1, 2003 and October 31, 2003, underground drilling totalling 40,488 ft (12,340.14 m) of BQ and NQ wireline drilling was conducted on the Bud 12455 (CB12455) and Bud 12456 (CB12456) mineral claims. MEAP approval for this project was obtained in June 2003 and assigned the identification number 030401-25. Upon completion of the project a two volume report was completed on the project and recorded with the Mines Branch for assessment credits totalling Cdn $648,734.36. This was the last major underground drilling program conducted on the Bud mineral claims and excerpts from the recommendations and conclusions are quoted below.

"The drilling program conducted between April and October 2003 on the Bud mineral claims was laid out to investigate both the trend and potential economic viability of the mineralization below the 3800 level and to test the potential of a parallel mineralized lens

located in the hangingwall of the Ruttan zone on the 3000 level. The drilling program was comprised of 23 diamond drill holes totalling 40,488 ft (12,340.14 m)."

"All of the diamond drill holes, with the exception of two holes (3000-1289 & 3000-1501) intersected varying degrees of mineralization. Drill hole 3000-1289 in the Ruttan zone did not intersect any mineralization and drill hole 3000-1501 intersected its target (the parallel hangingwall lens) but no visible mineralization was present."

"Of the nineteen diamond drill holes that were drilled to investigate the Ruttan zone below the 3800 level, eighteen intersected mineralization that varied in grade from a low of 0.031 oz/ton gold over a calculated true width of 2.1 ft (0.6 m) in hole 3000-1375 to a high of 0.270 oz/ton gold over a calculated true width of 1.6 ft (0.5 m) in hole 3000-1262. Four holes (3000-1361, 3000-1371, 3000-1372, and 3000-1380) intersected significant intervals of mineralization, ranging in grade from 0.126 oz/ton gold over a calculated true width of 13.8 ft (4.2 m) in hole 3000-1361 to 0.260 oz/ ton gold over a calculated true width of 16.0 ft (4.9 m) in hole 3000-1372."

"The results from the eighteen drill holes indicate, that the mineralization of the Ruttan zone does continue to dip and plunge onto the Bud mineral claims below the 3800 level and east of the present mine workings. However, due to the variability in grade and width of the Ruttan Zone encountered within the drill holes the zone is uneconomic to mine at the present time."

"The four diamond drill holes which intersected the parallel hangingwall lens in the Ruttan zone varied in grade from a low of 0.001 oz/ton gold over a calculated true width of 10.3 ft (3.1 m) in hole 3000-1501 to a high of 0.208 oz/ton gold over a calculated true width of 2.2 ft (0.7 m) in hole 3000-1300. The weighted average for all four of the parallel hangingwall lens drill holes is 0.053 oz/ton gold over a calculated true width of 4.6 ft (1.4 m)."

"The four holes drilled into the hangingwall of the Ruttan Zone indicated that the mineralization within the potential hangingwall lens was discontinuous and uneconomic to mine."

"Due to the uneconomic nature of the Ruttan Zone below the 3800 level and the failure to prove continuity to the mineralization within the hangingwall lens at the 3000 level, it is recommended that no further work be conducted on the Bud mineral claims from the 3000 level exploration drift."

A summary of the results for the 2003 underground drilling program on the Hudson Bay option are contained in Table 6.4.



Table 6.4

Summary the Results of the 2003 Underground Drilling Program from the 3000 Level (Hudson Bay Option)

Diamond Drill		Diamond Drill Hole Location							Mineral Intersections (Imperial Units)					Mineral Intersections (Metric Units)					Mining Level
Hole Number	Core Size	Mineral Lease/Claim[1]	Zone[2]	Drill Station (Easting)	Azimuth (°)	Dip (°)	Length (feet)	Length (metres)	From	To	Core Length	True Width	In-Situ Grade (oz/ton)	From	To	Core Length	True Width	In-Situ Grade (oz/ton)[3]	Intersected[4]
3000-1243	BQ	Bud 12455 (CB12455)	Ruttan	39201	169	-67	1,012.4	308 6	946.8	949.8	3.0	3.0	0.070	288.6	289.5	0.9	0.9	2.40	3803
3000-1289	NQ	Bud 12455 (CB12455)	Ruttan	39427	172	-58	1,251.6	381.5	No Intersection									——	——
3000-1290	NQ	Bud 12455 (CB12455)	Ruttan	39428	166	-71	1,208.9	368.5	1,037.6	1,040.3	2.7	2.7	0.039	316.3	317.1	0.8	0.8	1.34	3912
3000-1291	NQ	Bud 12455 (CB12455)	Ruttan	39431	148	-84	1,356.6	413.5	1,100.0	1,104.2	4.2	4.2	0.044	335.3	336 6	1.3	1.3	1.51	4034
3000-1297	BQ	Bud 12455 (CB12455)	Ruttan	39203.5	060	-79	1,357.6	413.8	1,129.5	1,133.8	4.3	3.8	0.193	344.3	345.6	1.3	1.2	6 62	4063
3000-1298	BQ	Bud 12455 (CB12455)	Ruttan	39200.5	169	-80	1,062.3	323.8	987.5	993.8	6.3	6.3	0.163	301.0	302.9	1.9	1.9	5.59	3917
3000-1299	BQ	Bud 12455 (CB12455)	Ruttan	39201	176	-5	1,356.3	413 4	1,207.9	1,212.9	5.0	3.0	0.108	368.2	369.7	1.5	0.9	3.70	2900
3000-1300	BQ	Bud 12455 (CB12455)	Ruttan	39424.5	183	1	1,651.2	503.3	1,240.8	1,243.9	3.1	2.2	0.208	378.2	379.1	0.9	0.7	7.13	2872
3000-1358	NQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39426	013	-75	1,671.5	509.5	1,331.2	1,336.2	5.0	4.3	0.162	405.7	407.3	1.5	1.3	5.55	4229
3000-1361	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39202	021	-74	1,721.1	524 6	1,283.7	1,306.2	22.5	13.8	0.126	391.3	398.1	6.9	4.2	4.32	4202
3000-1362	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39202	015	-67	1,908.1	581.6	1,441.9	1,444.2	2.3	1.0	0.213	439.5	440.2	0.7	0.3	7.30	4280
3000-1363	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39201	010	-60	2,074 6	632.3	1,969.9	1,975.6	5.7	1.3	0.058	600 4	602.2	1.7	0.4	1.99	4610
3000-1366	NQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39428	006	-61	2,243.5	683.8	1,757.6	1,763.8	6 2	2.5	0.134	535.7	537 6	1.9	0.8	4.59	4505
3000-1170	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39201	010	-56	2,301.5	701.5	2,152.0	2,156.5	4.5	1.0	0.158	655.9	657.3	1.4	0.3	5.42	4708
3000-1371	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39202	021	-81	1,308.0	398.7	1,155.0	1,169.5	14.5	9 4	0.229	352.0	356.5	4.4	2.9	7.85	4092
3000-1372	NQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39428	004	-57	2,144.0	653.5	1.957.5	1,981.0	23.5	16 0	0.260	596.6	603.8	7.2	4.9	8.91	4610
3000-1373	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39200.5	010	-62	1,908.0	581.6	1,708.2	1,711.5	3.3	1.2	0 142	520.7	521.7	1.0	0.4	4 87	4450
3000-1375	NQ	Bud 12456 (CB12456)	Ruttan	39801	006	-59	2,580.8	786.6	1,961.2	1,966.6	5 4	2.1	0.031	597.8	599.4	1.6	0.6	1.06	4620
3000-1376	BQ	Bud 12455 (CB12455) Bud 12456 (CB12456)	Ruttan	39200.5	010	-68	1,603.3	488.7	1,445.9	1,449 0	3.1	1.6	0.270	440.7	441.7	0.9	0.5	9 26	4292
3000-1380	NQ	Bud 12456 (CB12456)	Ruttan	39800.5	006	-52	2,833.0	863.5	2,274.1	2,336.7	62.6	30.0	0.146	693.1	712.2	19.1	9.1	5.01	4760
3000-1391	NQ	Bud 12456 (CB12456)	Ruttan	39800.5	006	-52	2,636.1	803.5	2,481.9	2,496.7	14.8	6 0	0.036	756.5	761.0	4.5	1.8	1.23	4842
3000-1501	BQ	Bud 12455 (CB12455)	Ruttan	39425	179	-3	1,603.7	488.8	1,445.9	1,465.9	20 0	10.3	0 001	440.7	446.8	6.1	3.1	0.03	2829
3000-1502	BQ	Bud 12455 (CB12455)	Ruttan	39425	179	-8	1,459.2	444.8	1,265.2	1,270 0	4.8	3.0	0 063	385.6	387.1	1.5	0.9	2.16	3042

Note 1: Hole Trace indicates on which claim or mineral lease the hole was collared and coverage of the hole trace.
i.e. Bud 12455 (CB 12455) indicates that the hole was collared and is entirely contained within the mineral claim. The designation Bud 12455, Bud12456, ML-61 indicates that the hole was either angled to intersect the mineralization on another claim or drill hole deviation caused the hole to wander onto the mineral lease.

Note 2: Mineral Zone indicates which mineralized zone (Dick or Ruttan) we believe was encountered by the drill hole.

Note 3: The Conversion used for "ounces per short ton to grams per tonne" is:

Ounces to Grams = 31.1035
Short tons to Metric tons = 0.9072
Ounces to Grams = 31.1035
Oz/ton to g/t = 31.1035/0.9072 = 34.2857

Note 4: Mining Level Intersected, this column indicates the potential mining level where the mineralization was intersected, in imperial units of measure.

Note 5: Any discrepancy between the total drilled footage contained in this table and the total footage claimed for assessment and MEAP purposes is because some holes were in progress prior to April 1, 2003 and only the footage drilled after April 1, 2003 is eligible for financial assistance under the terms of the April-October 2003 offering of the Manitoba Exploration Assistance Program (MEAP). Any drill footage completed prior to April 1, 2003 would have been claimed under the previous MEAP offering.

6.4 HISTORICAL PRODUCTION

6.4.1 Nor-Acme/New Britannia Mine Production

The mineralized zones which comprise the main deposit on the NBM property has witnessed two periods of production during the last 60 years.

The original period of production lasted from 1949 to 1958 when the mine was closed for economic reasons. This period of production saw not only the inception of mining on this deposit but the establishment of a new mining community in Manitoba, Snow Lake. Between 1949 and 1958, the Nor-Acme mine produced a total of 5,393,970 tons at an average grade of 0.142 oz/ton for a total of 763, 254 ounces of mill feed. Of the total feed ounces produced the mill recovered 610,458 ounces of gold.

Mining at the Nor-Acme mine was conducted using the Blasthole Stoping method of mining with nearly 100% extraction with no backfilling. From 1949 to early 1951 all blasthole drilling was done using diamond drills using AX coring bits. In early 1951 the mine discontinued the use of diamond drills and began using percussion drills with sectional rods and tungsten carbide insert bits. During this period of mining the Toots and Dick zones were mined from just below the Dick zone crown pillar to the 1530 level. An exploration level on the 1780 level was developed prior to the mine closing in 1958 and the Ruttan and Hogg zones were discovered but not developed.

The second period of mining began in 1994 with the commencement of dewatering in May 1994 and the levelling and construction begins at the main mill and mine site. Official opening of the mine occurred on November 14, 1995 with the name changed to the New Britannia mine. Between 1995 and 2005 a total of 6,480,266 tons at an average grade of 0.132 oz/ton for a total of 858,075 feed ounces. During the production period from 1995 to 2005 the mill recovered a total of 794,492 ounces of gold.

Below the 1780 level in the New Britannia mine where ramp access was available mining was conducted by accessing the ore along strike from the ramp and using the mechanized undercut longhole retreat mining method. This method was applied to the three main mineralized zones below the 1780 level namely the Dick, Ruttan and Hogg zones. A modified version of undercut longhole retreat mining method using jacklegs and captive equipment between the 1280 and 1780 levels in what was referred to as the Lower Toots zone by the mine. In the Upper Toots zone mining was conducted by conventional captive mining using a sublevel retreat mining method. Excavation of the mineralization occurred on the development levels by following the footwall of the deposit along strike to its economic limits. Figures 6.2 and 6.3 illustrate the undercut longhole retreat and sublevel retreat mining methods used at New Britannia Mine in both longitudinal and sectional views.

In February, 2000, the Nor-Acme/New Britannia mine reached a milestone in gold production when the one millionth ounce, excluding production from satellite deposits, was poured at the mine.

Figure 6.2
Undercut Longhole Retreat Mining Method used at the New Britannia Mine



Figure 6.3
Sublevel Retreat Longhole Mining Method used at the New Britannia Mine



During the last year of production (2004) the New Britannia mill production was 431,086 feed tons grading 0.118 oz/ton gold, yielding 50,727 feed ounces Au. In 2004, a total of 49,909 oz of gold recovered which includes the ounces of gold recovered during the mill circuit cleanout in October. The annual underground mine production for 2004 was 446,335 tons grading 0.118 oz/ton gold which totalled 52,549 feed ounces of gold.

Any yearly variation in tonnage between the mill production and the underground production was accounted for by the presence of a broken tonnage inventory within the mine with the broken tonnage inventory contained within the longhole stopes, ore passes, both the course and fine ore bins, and the occasional surface stockpile.

The New Britannia Mill ceased production and entered a hiatus period at the end of September 2004. During the remaining portion of 2004, while the mine was undertaking an exploration program and reduced production, a surface stockpile consisting of approximately 22,000 ton was created.

In late January, 2005, the decision to completely close the mine and put the surface facilities on care and maintenance was taken by the joint venture partners.

As part of the site cleanup the stockpile generated during the fall of 2004 was processed by the mill between June 11, and July 4, 2005 with 22,714 tons grading 0.102 oz/t gold processed and 2,113 oz of gold was recovered.

Table 6.5 summarizes the production statistics for both the Nor-Acme and New Britannia mining periods and does not include material from satellite deposits which may have been mined during the production phases.

Table 6.5
Summary of Nor-Acme/New Britannia Mine Production

Mine	Operating Years	Mill Feed Tons (dry)	Mill Head Grade (oz/ton)	Mill Feed Ounces	Recovered Ounces
Nor-Acme	1949	362,454	0.143	51,832	37,671.9
	1950	664,153	0.139	92,317	75,188.2
	1951	702,092	0.125	87,763	69,810.0
	1952	540,000	0.154	83,160	65,891.5
	1953	522,673	0.158	82,582	67,377.4
	1954	540,030	0.149	80,465	67,661.3
	1955	611,732	0.134	81,972	65,849.8
	1956	567,692	0.145	82,315	63,979.9
	1957	587,559	0.138	81,083	63,816.6
	1958	295,585	0.135	39,765	33,211.4
Nor-Acme Total		**5,393,970**	**0.142**	**763,254**	**610,458**
New Britannia	1995	22,952	0.130	2,977	2,437.4
	1996	457,026	0.129	59,183	52,570.9
	1997	758,555	0.134	101,753	91,416.0
	1998	808,792	0.132	107,111	97,603.0
	1999	866,974	0.127	109,864	100,911.0
	2000	819,955	0.139	113,675	105,512.0
	2001	795,545	0.154	122,117	114,528.0
	2002	827,983	0.138	114,303	107,490.0
	2003	668,684	0.111	74,047	70,002.0
	2004	431,086	0.118	50,727	49,909.0
	2005	22,714	0.102	2,318	2,113
New Britannia Total		**6,480,266**	**0.132**	**858,075**	**794,492**
Total Production		**11,874,236**	**0.137**	**1,621,329**	**1,404,950**



6.4.2 No. 3 Zone and Birch Zone Production

In June, 1994, the first blast for the ramp which accessed the No. 3 zone deposit was completed. Access to the No. 3 zone deposit was via a portal and ramp with all material hauled to surface stockpiles from which it was then trucked to the New Britannia mill. Mining was conducted by accessing the ore along strike from the ramp and using the mechanized undercut longhole retreat method.

In April 1995, the mineral claims were converted into mineral lease ML-323.

Gold production from the No. 3 zone deposit was used to inaugurate the New Britannia mill and the first gold bullion poured in November, 1995 was obtained from No. 3 zone. During 1995 and 1996, the No. 3 zone deposit produced 241,574 tons at a grade of 0.126 oz/ton gold for a total of 30,335 feed ounces. Production ceased at the No. 3 zone in May, 1996 and no development or further exploration was done below the 450 level. After 1996, the No. 3 zone was allowed to flood and during 1998 and 1999 the adit was sealed and reclamation was conducted intermittently on the surrounding area until 2004 when it was completed.

In early 1996, a small bulk sample was extracted from the upper portions of the Birch zone using open pit mining methods. The 1996 production from the Birch pit amounted to 31,353 tons grading 0.104 oz/ton gold for a total of 3,282 feed ounces and was limited to the spring and summer months of 1996.

In the summer and fall 2004 the Birch pit was filled in at a 3:1 slope and a oversize rock barricade was placed on the top of the vertical pit walls to prevent inadvertent access. The area has been revegetated and reclamation has been completed.

Table 6.6 summarizes the production statistics for both the No. 3 zone and the Birch zone during 1995 and 1996. Figure 6.4 is a longitudinal projection of No. 3 zone showing the mined out area and the inferred resources remaining below the final level of mining.

Table 6.6
Summary of the No. 3 Zone and Birch Zone Production

Mine	Operating Years	Mill Feed Tons (dry)	Mill Head Grade (oz/ton)	Mill Feed Ounces	Recovered Ounces
No. 3 zone[1]	1995	116,681	0.126	14,702	12,056
	1996	124,893	0.125	15,633	13,226
No. 3 zone Total		**241,574**	**0.126**	**30,335**	**25,281**
Birch zone[2]	1996	31,353	0.104	3,282	2,777
Birch zone Total		**31,353**	**0.104**	**3,282**	**2,777**
Total Production		**272,927**	**0.123**	**33,617**	**28,058**
Note 1: Production ceased at No. 3 zone in May 1996.					
Note 2: Production at the Birch zone was limited to the spring and summer of 1996.					

Figure 6.4
Longitudinal Projection of No. 3 Zone


Legend



6.4.3 Total Historic Production

Total historic production for the Nor-Acme/New Britannia Mine since 1949 (including satellite deposits) has totalled 12,147,163 tons at a mill feed grade of 0.136 oz/ton Au, for a total yield of 1,654,946 feed ounces Au. Between 1995 and 2005, 1,048 dore bars of gold were produced with an average weight of 784.88 oz. Table 6.7 contains the historical production statistics for the Nor-Acme/New Britannia Mine. Figure 6.5 is a photograph of one of the gold pours at the New Britannia mine during the last production phase from 1995 to 2004.

Table 6.7
Summary of Nor-Acme/New Britannia Mine Production including the Satellite Deposits (No. 3 Zone and Birch Zone)

Mining Area	Operating Years	Mill Feed Tons (dry)	Mill Head Grade (oz/ton)	Mill Feed Ounces	Recovered Ounces
Nor-Acme mine	1949 – 1958	5,393,970	0.142	763,254	610,458
New Britannia mine	1995 – 2005	6,480,226	0.132	858,075	794,492
No. 3 zone	1995 -1996	241,574	0.126	30,335	25,281
Birch zone	1996	31,353	0.104	3,282	2,777
Total Production		**12,147,163**	**0.136**	**1,654,946**	**1,433,008**

Figure 6.5
Gold Pour at the New Britannia Mine





6.5 RESOURCE AND RESERVE ESTIMATES

The resource and reserve estimates discussed in this section were conducted according to the accepted resource classification definitions for the periods to which they refer. Prior to the resource and reserve estimate of December 31, 1997 the resource estimates do not comply with the CIM standards and definitions for estimating resources and reserves as required by NI 43-101. However, for the purposes of this report all resources and reserves estimated prior to February 1, 2001 should be considered as historical resources and reserves as defined by NI-43-101 regulations and should not be relied upon.

For the estimation of the December 31, 1997 resources and reserves at the New Britannia mine the categories were standardized with the TVX corporate format which were based on the CIM categories as accepted and published by the CIM council in February 1996. The resource and reserve categories were harmonized with the guidelines adopted by the CIM Council in August 2000 during the estimation of the December 31, 2001 resources and reserves. The CIM guidelines continued to be the basis for the resource and reserve categories until the mine was placed on care and maintenance in late January 2005.

The resources at the New Britannia mine were last estimated as of December 31, 2004. Although these resources have not been the subject of a NI 43-101 technical report, these resources have been reported in the Kinross and High River Annual Reports for both 2004 and 2005. In their 2005 Annual Report, High River stated the stated the following "The New Britannia Mine is on care and maintenance as of January 2005. No diluted mineral reserves were estimated for December 31, 2005 because the mineral resources were unable to be translated into an economic mine plan."

Micon has reviewed the December 31, 2004 Kinross resource estimate conducted by Kinross for Garson and Piper and, for the reasons stated in Section 17 of this report, Micon considers that the 2004 resource estimate remains relevant today and that it is reasonable for Garson and Piper to rely on them as the basis for justification of a program of compilation work and further exploration work on the project.

Between December, 1995 and December, 2004, the parameters and assumptions used in the resource and reserve estimations for the New Britannia mine, as well as the estimations themselves were the subject of yearly internal "ore" reserve or mineral inventory reports. Copies of these are located at the New Britannia mine office in Snow Lake.

Table 6.8 summarizes the reserve estimates by year for the Nor-Acme/New Britannia mine during both production periods and notes the parameters used to estimate the figures. All reserves estimated prior to February 2001 should be considered as historical reserves as defined by NI 43-101. Note that the numbers are recorded in imperial units and not SI units of measure.

Table 6.8
Summary of the Nor-Acme/New Britannia Reserve Estimates[1].

Mine	Year	In-Situ Ore Reserve Estimate			Diluted Ore Reserve Estimate		
		Tons	Grade	Ounces	Tons	Grade	Ounces
Nor-Acme[1]	1949	--------	--------	--------	2,639,662	0.151	397,269
	1950	--------	--------	--------	2,603,862	0.152	395,266
	1951	--------	--------	--------	2,317,494	0.151	349,942
	1952	2,099,990	0.184	386,219	2,309,985	0.167	386,229
	1953	2,245,706	0.185	415,576	2,245,706	0.167	373,910
	1954	2,255,950	0.174	393,008	2,255,950	0.157	353,507
	1955	2,025,444	0.167	337,283	2,025,444	0.150	303,817
	1956	1,391,700	0.162	225,375	1,405,200	0.145	203,319
	1957	--------	--------	--------	873,797	0.143	124,953
	1958	--------	--------	--------	--------	--------	--------
New Britannia	1994[2]	4,286,036	0.189	811,053	4,436,047	0.165	729,947
	1995[3]	4,197,001	0.186	781,670	4,630,506	0.157	727,868
	1996[4]	3,366,386	0.176	592,644	4,157,486	0.135	530,013
	1997[4]	3,605,098	0.177	638,646	4,452,296	0.136	606,716
	1998[5]	3,159,249	0.188	593,221	3,971,245	0.145	576,439
	1999[6]	3,134,277	0.196	614,036	3,890,097	0.152	590,078
	2000[7]	2,427,188	0.204	495,942	3,074,085	0.155	477,680
	2001[8]	2,031,658	0.183	371,709	2,524,279	0.142	357,247
	2002[9]	1,775,013	0.171	303,459	2,389,841	0.132	314,862
	2003[10]	376,338	0.194	73,172	441,013	0.147	64,609
	2004[11]	0	0.000	0	0	0.000	0
	2005	0	0.000	0	0	0.000	0

Note 1: 1949 – 1958 Data was taken from the General Manager's Year-End Reports. The tonnage and dilution factors appear to have been floating figures.

Note 2: 1994 Reserve figures used a five foot true mining width and 0.100 opt. Au cutoff for in-situ reserves. Diluted reserves used a 15% dilution factor grading 0.000 opt. Au with a 90% mining recoverability.

Note 3: 1995 Reserve figures used a minimum seven foot horizontal mining width and 0.100 opt. Au cutoff for in-situ reserves. Diluted reserves used a variable dilution factor (avg. 23%) grading 0.036 opt. Au with a 90% mining recoverability.

Note 4: 1996 & 1997 Reserve figures used a minimum seven foot in-situ true mining width and 0.100 opt. Au cutoff for in-situ reserves (0.077 opt diluted cut-off). Diluted reserves used 30% dilution factor grading 0.000 opt. Au with a 95% mining recoverability.

Note 5: 1998 Reserve figures used a minimum seven foot in-situ true mining width and diluted cut-off grade of 0.094 opt Au. Diluted reserves used a variable dilution factor based on the addition of blocks of graded material, comprised of 2 feet of the footwall & 3 feet of the hangingwall added to the in-situ blocks, with a 90% mining recoverability.

Note 6: 1999 Reserve figures used a minimum seven foot in-situ true mining width and diluted cut-off grade of 0.080 opt Au. Diluted reserves were derived using the same method used in calculating the 1998 Reserves.

Note 7: 2000 Reserve figures used a minimum seven foot in-situ true mining width and diluted cut-off grade of 0.099 opt Au. Diluted reserves were derived using the same method used in calculating the 1998 & 1999 Reserves.

Note 8: 2001 Reserve figures used a minimum seven foot in-situ true mining width and diluted cut-off grade of 0.095 opt Au. Diluted reserves used a variable dilution factor based on the addition of blocks of graded material, comprised of 5 feet of hangingwall material added to the in-situ blocks, with a 90% mining recoverability.

Note 9: 2002 Reserve figures used a minimum five or seven foot in-situ true mining width and diluted cut-off grade of 0.096 opt Au. Diluted reserves used a variable dilution factor based on the addition of blocks of graded material, comprised of 5 feet or 7 feet of hangingwall material added to the in-situ blocks, with a 90% mining recoverability. The addition of 5 feet of hangingwall material is used for the Dick and Ruttan zones below the 3000 level and the addition of 7 feet of hangingwall material is used for the zones above the 1780 level.

Note 10: 2003 Reserve figures used a minimum five or seven foot in-situ true mining width and diluted cut-off grade of 0.121 opt Au. Diluted reserves used a variable dilution factor based on the addition of blocks of graded material, comprised of 5 feet or 7 feet of hangingwall material added to the in-situ blocks, with an 80% or 90% mining recoverability. The addition of 7 feet of hangingwall material is used for the Dick and Ruttan zones below the 3000 level and the addition of 5 feet of hangingwall material is used for the zones above the 1780 level.

Note 11: 2004 No figures are shown for the December 31, 2004 reserve estimates because the resource estimates as outlined were uneconomic. The mine entered its closure phase on January 27, 2005.

Note 1: All reserves estimated prior to February 2001 should be considered as historical reserves as defined by NI 43-101 and should not be relied upon.

7.0 GEOLOGICAL SETTING

The mineral deposits in the Snow Lake area are all located within the Aphebian Flin Flon-Snow Lake Greenstone Belt, which is situated in the southeastern portion of the (exposed) Churchill Province of the Canadian Shield. The dimensions of the greenstone belt are approximately 250 km east-west by 50 km north-south and extends from 30km east of Snow Lake, Manitoba to 50 km west of Flin Flon, Manitoba into Saskatchewan.

7.1 REGIONAL GEOLOGY

Historically the supracrustal rocks of the Flin Flon-Snow Lake Belt have been divided into the volcanic and derived sedimentary rocks of the Amisk Group and the unconformably overlying continental sedimentary rocks of the Missi Group (Richardson,1996). Numerous felsic-maficdykes, stocks and sills, granitic batholiths intrude the Flin Flon-Snow Lake Greenstone Belt. Figure 7.1 is a regional geology map of the Snow Lake area.

Figure 7.1
Regional Geological Map of the Snow Lake Area


GRID NORTH
SNOW LAKE
NEW BRITANNIA MINE
SNOW LAKE
REGIONAL GEOLOGY MAP
NTS:63 K/16
MANITOBA

7.1.1 Amisk Group

The Amisk Group in the File Lake-Snow Lake area comprises mafic to felsic volcanic rocks wth intercalated volcanogenic sedimentary units that become dominant near the top of the

succession. At Snow Lake felsic volcanic rocks are as abundant as mafic volcanic rocks within the Amisk Group (Walford and Franklin, 1982). Approximately, 1,000 m of Amisk Group volcanogenic sandstone/mudstone turbidites overly the volcanic rocks. The turbidites and substantial volume of felsic rocks, especially in the immediate vicinity of Snow lake, distinguishes the Amisk Group in this area from that in the Flin Flon region.

Chemically, the Amisk Group volcanic rocks exhibit both tholeiitic and calc-alkaline affinities. The prevalence of pillowed lavas, mafic to felsic volcanism, submarine volcanoclastics and turbidite deposits and tholeiitic chemical affinity displayed by at least the altered mafic volcanic rocks suggest deposition in an island-arc tectonic environment.

7.1.2 Missi Group

The Missi Group is the youngest supracrustal succession in the Flin Flon Greenstone Belt. At Snow Lake, Froese and Moore (1980) describe the rocks of the Missi succession as a monotonous sequence of metamorphosed lithic arenites. In the File Lake and Snow Lake areas the Missi Group differs from its type localities in the Flin Flon region by the relative absence of conglomerate layers and apparently conformable deposition over turbiditic greywacke units rather than subaerially weathered volcanic rocks.

Volcanic rocks that include welded tuffs have been identified in the Missi Group east of Wekusko Lake in the Snow Lake area (Gordon and Gail, 1982). The volcanic rocks are predominantly fragmental felsic units however, massive intermediate flows and related breccias occur locally. The lack of pillow structures and presence of welded tuffs have led Shanks and Bailes (1977) and Gordon and Gail (1982) to infer a subaerial environment of deposition.

7.1.3 Intrusive Rocks

Intrusive rocks of various ages and compositions occur throughout the Flin Flon-Snow lake belt. The earliest intrusions are recognized as synvolcanic mafic to felsic sills and dykes, and granitoid, commonly porphyritic plutons that are restricted to the Amisk Group and related to Amisk volcanism. Numerous strongly differentiated gabbroic sills, some possibly syn-volcanic, occur throughout the belt and have been documented in the Flin Flon, File Lake and Snow Lake areas.

Stauffer (1974) identified a heterogeneous granitoid complex unconformably overlain by Missi Group strata near Flin Flon and has used this to indicate that a plutonic event occurred after the cessation of Amisk volcanism and prior to deposition of the Missi Group. In addition, the widespread occurrence of granitic clasts in the Missi suggests that plutonism, uplift and erosion took place prior to sedimentation of the Missi Group.

Later granitic-granodioritic plutons of up to batholithic dimensions intrude and in places, segment the belt. These intrusions are considered to be largely syntectonic as their margins are broadly concordant with stratigraphy of the adjacent greenstone belt and contain the same

foliation as the supracrustal rocks (Price, 1977). Late granitic and pegmatitic intrusions cross-cut all earlier rocks in the Flin Flon-Snow Lake Greenstone Belt.

7.1.4 Metamorphism

Regional metamorphism began after deposition of the Missi Group. Grades of metamorphism in the Snow Lake area are generally higher than those documented in the rest of the belt. Froese and Moore (1980) recognized four metamorphic zones in this area that range from a lower amphibolite zone north to an upper amphibolite zone.

7.1.5 Structure

In the File Lake- Snow lake area three periods of folding have been recognized, all of which are considered to be post-Missi (Froese and Moore, 1980). Early isoclinal folds have been refolded about northeasternly trending open folds (ex. The Threehouse Syncline at Snow Lake). Deformation associated with minor folds that postdate the second phase of folding in the Snow Lake area were observed in the immediate vicinity of gneissic domes on the north margin of the belt and are considered to be related to increased tightening of second phase folds (Froese and Moore, 1980). The McLeod Lake thrust fault (Russell, 1957) a major structural break in the Snow lake area, is interpreted to represent an early nappe structure associated with the early isoclinal folding (Froese and Moore, 1980).

7.2 PROPERTY GEOLOGY

The mineralized zones and deposits on the NBM property are located within the Aphebian Flin Flon/Snow Lake Greenstone Belt, which is an assemblage of polydeformed volcano-sedimentary supracrustal sequences intruded by pre- and syn-tectonic ultramafic and mafic intrusions and syn- to post-tectonic granitoid.

The geological sequences near New Britannia mine consist of a succession of intercalated mafic and felsic volcanic and pyroclastic rocks (Amisk Group) intruded by gabbroic bodies and unconformably overlain by arkosic sediments (Missi Group). The metamorphic assemblages are characteristic of the low to mid amphibolite facies.

One of the main structural features of the Snow Lake area is the north-northwest trending McLeod Road Thrust fault. The McLeod Road Thrust fault is the structural break that occurs between the metavolcanic (Amisk Group) and metasedimentary (Missi Group) assemblages and defines the western extent of the deposits at the New Britannia mine.

7.2.1 Nor-Acme/New Britannia Mine

The auriferous zones within the mine lie along a curvilinear shear (fault) zone named the Howe Sound fault however, in some literature this fault is also known as the Nor-Acme fault. One or more "slip planes" accompanied by a variety of altered mylonitic zones mark the location of the fault. The mylonitic zones (quartz-carbonate-mica) are predominantly less

than 1 foot thick but can thicken locally to between 10 and 20 feet (3 m to 6 m). The gold bearing quartz carbonate rocks are almost always situated next to or astride the fault.

The main mineralization consists of quartz-carbonate alteration zones emplaced in a simple intercalated sequence of altered felsic and mafic volcanics and pyroclastics of the Amisk Group. The host rocks are altered and include varying proportions of quartz and carbonate (mainly calcite). The contacts of the mineralized zones are often gradational; however, there have been sharp shear and fault contacts noted within some portions of the deposit and a biotite alteration halo occurs within a few feet of the mineralized zone.

The main controls with respect to the location of the mineralization within the deposit are contacts between rocks of differing competency, flexures within the Howe Sound fault, and changes in the dip of the fault plane. The dip of the fault plane averages 45° but can vary from 25° to 80° locally.

7.2.2 No. 3 Zone

The gold bearing horizons in the No. 3 zone consist of silicified, quartz rich, shear zones containing arsenopyrite plus gold and occasionally free gold. The host rocks include brittle basalts and tuffs with varying amounts of quartz and carbonate.

The geology of the mineralized zone observed during mining on the 65 level noted that the primary mineralization on this level was located in a quartz vein which varied in width from 0 ft to 5 ft (0 m to 1.5 m) in true width. Banded tuffs with biotite, quartz and arsenopyrite occur within one foot (0.3 m) and therefore the mineralization is not confined to the quartz vein and can occur in some cases up to several feet (metres) from it. The main mineralized zone strikes 095° to 105° in azimuth, dip varies from 40° to 45° to the north and the plunge is approximately 40° at an azimuth of 060°. The surrounding country rock consists of mafic tuffs with alteration zones of carbonate, biotite, chlorite, and clay minerals.

In the western end of the 65 level a fault zone with up to 2 inches of gouge forms the hangingwall of the quartz vein. A mylonitic zone up to 2 ft (0.6 m) was noted at the far end of the level on the footwall side. Garnet porphyroblasts are noted in hangingwall rocks adjacent to the mineralized zone.

To the east on the 65 level, similar geology prevails with a fault occurring on the footwall of the quartz vein. Numerous shears and joints are noted in both drifts with the occasional vugs. Shears run subparallel to the quartz vein. Foliation can vary wildly, implying intense deformational events.

Joint sets also occur with some cathedraling of the back in the western end of the 65 level, with blocky ground occasionally encountered throughout the development mining phase at No. 3 zone.


micon
INTERNATIONAL LIMITED
mineral industry consultants

7.2.3 Birch Zone

The Birch zone has been interpreted as being hosted in a silicified shear zone which cuts an assortment of rock types including; graphic argillite, siltstone, chert, mafic volcanic rocks (flow, fragmental, and tuff units) and gabbroic to dioritic sediments (Taylor. 1989). The zone dips at 45° and plunges at approximately 15°.

Figure 7.2 is a geological map of the New Britannia Mine property. The mineral leases, Hudson Bay option, satellite deposits, various mineralized occurrences, and geology are all indicated on this plan.

Figure 7.2
Local Geological Setting of the New Britannia Mine

LEGEND
7. North Birch Shear Zone
6. Missi Group
5. Burntwood Group
Snow Lake Arc Assemblage
4. Basalt and gabbroic intrusions
3. Epiclastic rocks
2. Pyroxene-bearing mafic volcaniclastic rocks
2a.- related intrusions
1. Felsic volcanic rocks

MINERALIZATION
New Britannia Mine
Bounter zone
No. 3 zone
Birch zone
Thorn zone
Boundary zone
East zone
Blood zone
No.2 zone
Sherry zone
North zone
Kim zone
Solidor zone
Drift zone

FAULTS
A Birch Lake
B Birch Zone
C Nor Acme
D McLeod Road
E North Canada

Geological contact
trail
Mineral leases

ML 323
ML 61
HBMS OPTION
Snow Lake
Herblet Lake
Squall Lake
km

8.0 DEPOSIT TYPES

The main mineral deposits (New Britannia mine, No. 3 zone, and Birch zone) located on the NBM property are considered to belong to the quartz-carbonate vein gold subtype of lode gold deposits. This subtype of god deposits consist of simple to complex quartz-carbonate vein systems associated with brittle-ductile rock behavior, corresponding to intermediate depths within the crust, and by compressive tectonic settings. Deposits of this type have been commonly referred to as mesothermal gold quartz vein deposits however they encompass both mesothermal and hypothermal classes as initially defined by Lindgren (1933).

Quartz-carbonate vein gold deposits display a wide range of sizes, which can vary as a function of the price of gold, as it is possible in almost every case to selectively mine the higher grade portions in times of lower gold prices.

At the regional scale, quartz-carbonate vein gold deposits occur in two contrasting geological environments: deformed clastic sedimentary terranes and deformed volcano-plutonic terranes containing diverse volcanic assemblages of island-arc and oceanic affinities. Despite lithological and structural differences, these two types of environment share the following characteristics: greenschist to locally lower amphibolite metamorphic facies, brittle-ductile nature of deformation, and geological structures recording compressional to transpressional tectonic settings.

Quartz-carbonate vein gold deposits in these environments tend to occur in clusters, or districts, and they are by far more abundant in volcano-plutonic terranes than in clastic sedimentary terranes. Both types of environments are present in a number of districts, in which they are separated by major fault zones. However, in such cases auriferous quartz-carbonate veins preferentially occur in the volcano-plutonic domains.

9.0 MINERALIZATION

9.1 THE NEW BRITANNIA MINE ZONES

Mineralization is found at surface over a strike length of 2,000 feet (609.6 metres) and occurs in two main zones known as the Toots and Dick, respectively. At depth, between the 1030 level and the 1280 level the Dick zone appears to split into two separate zones (Dick and Ruttan) with four zones occurring on the 1780 level. The zones which occur on the 1780 level are, from west to east, the Toots, Dick, Ruttan, and Hogg zones.

Below the 1780 level, the Toots zone is terminated by the McLeod Road Thrust fault and only the Dick, Ruttan, and Hogg zones continue to depth.

On the 1780 level, the Ruttan and Hogg zones are separated by an area of weak mineralization approximately 100 feet (30.5 metres) long however, by the time the zones reach the 2010 level the mineralization is continuous between the two zones. Below the

2010 level the Ruttan and Hogg zones continue as one zone down to the 2300 level, where due to the decreasing strike length of the mineralization the two zones were combined by the geological staff of the New Britannia mine into one zone (Ruttan) for interpretation and mining purposes.

The zones of mineralization have a predominantly east west strike direction , dip 45° north and plunge approximately 030° to the north-northeast following the trend of the Howe Sound fault with the mineralized zones pinching and swelling (boudinage) in both plan and sectional views.

On both the western extent of the Toots (1780 level) and Dick (below the 3000 level) zones, where the mineralization is in close proximity to the McLeod Road Thrust fault, there is a slight orientation to the northwest with the orientation becoming more prominent below the 3200 level. The orientation to the northwest in both cases appear to follow not only the trend of the Howe Sound fault but also the trend of the thrust fault closely and may be potentially related to remobilization of the mineralization due either to during the original emplacement of the thrust fault or during a period of re-activation of the thrust fault.

Development on the western portion of the 3630 and 3680 levels within the Dick zone appeared to indicate that the northwest orientation of the mineralization was increasing in both strike length and true thickness at depth. The in-situ grade of the mineralization had also increased significantly and appeared to be consistently higher throughout the northwest trending portion of the Dick zone than in other areas (zones) of the mine. A drill program conducted from the 3630 exploration drift in the fall of 2004 covered the northwest trending portion of the Dick zone. The drilling results indicated that the mineralization encountered on the 3630 and 3680 levels constituted blowouts (swells) in the zone, as the zone narrowed considerably between the 3680 and 3900 levels. The diamond drilling identified another potential blowout in the mineralization below the 3900 level, however determining the full extent of the mineralization below the 3900 level will require further drilling.

On the western extent of the Dick zone, the northwest mineralization below the 3680 level flattens to between 20 and 30 degrees, which generally coincide with the flattening of the McLeod Road Thrust fault in this area. The drilling results from the 3630 exploration level indicates that the mineralization continues to trend to the northwest onto the Bud 12593 (CB 12593) mineral claim, however it is only a couple of feet wide (true width) for the most part and uneconomic at the present time.

The mineralization in the Ruttan zone continues both below the 3600 level and to the east onto the Hudson Bay option mineral claims, however the 2003 underground diamond drilling results indicate that the mineralization becomes more erratic at depth and it is uneconomic at the present time.

The common sulphides in the New Britannia deposit are arsenopyrite, pyrrhotite, and pyrite. Arsenopyrite constitutes about two per cent of the mineralization, pyrrhotite less than one per cent and pyrite less than one-quarter of one per cent. Trace sulphides include chalcopyrite and sphalerite with the total sulphide content averaging less than five percent.

Gold is predominately associated with arsenopyrite, especially where the arsenopyrite occurs as a mesh of fine-grained needles. However, when the arsenopyrite occurs as anhedral grains or massive seams, the ratio of gold to arsenopyrite is less and the corresponding grade of the ore is lower. The affinity of gold for arsenopyrite appears to be structural with the gold occurring as minute lenticular masses and veinlets in openings on arsenopyrite crystal boundaries, and within fractures in the arsenopyrite. The gold also occurs as minute particles in quartz and calcite with this generally the case when the gold is visible macroscopically, a very rare occurrence.

9.2 NUMBER 3 ZONE

The gold bearing zone is 2-11 metres thick with a strike length of 200 metres. Numerous faults occur within the mineralized zone as well as a quartz vein stockwork that is developed at a low angle to the fault direction. The gold zone is bounded in the hangingwall by a 2 centimetre (cm) to 60 cm wide fault with mylonitic texture.

The fault is characterized by a mineralogy dominated by carbonate, quartz, and epidote. The hangingwall fault, subsidiary faults and sub-parallel gold zone are curvilinear with the strike of the mineralized zone varying from 285° at its northwest extremity to 080° at its eastern end.

Examinations of the surface exposures of the occurrence indicate the strike of the foliation is asymmetrical about the veins. The Z-shape of the foliation indicates sinistral movement within a brittle-ductile shear zone. Harrison (1949) and Galley et al (1986) propose fluid emplacement in a schistose zone that developed at or near the contact between the mafic heterolithic fragmental rocks, which host the deposit, and the massive pillowed basalt for the formation of the No. 3 zone deposit. Alteration of the mafic heterolithic fragmental rocks is reflected by the presence of biotite, chlorite, and garnet.

The mineralization in the gold zone is comprised of up to 10% medium to fine grained arsenopyrite, from 0% to 5% pyrite, traces of chalcopyrite and up to 5% tourmaline. The highest gold values are correlated to fine grained felted masses of arsenopyrite that commonly occur along the margins of quartz veins (Galley et al., 1986).

9.3 BIRCH ZONE

The mineralization and alteration are very similar to No. 3 zone. A large shear zone (fault) cuts through the main portion of the mineral occurrence and several parallel and sub parallel shears also contribute to the complexity of the deposit. The gold is generally associated with arsenopyrite but some free-gold has also been noted on rare occasions. Drilling by both Snow Lake Mines in the late 1980s and by TVX and High River in the 1990s indicated that the rock types and assays correlated poorly between drill holes at depth.

10.0 EXPLORATION

A description of the historical exploration programs conducted on the NBM property is provided in Section 6 of this report.

Garson and Piper have entered into a definitive purchase agreement with Kinross and Pegasus as well as have acquired a letter of understanding with High River to acquire 100% of the NBM property's assets in October, 2006. Garson, Piper and Pegasus have conducted no exploration activities on the property to date and the exploration program outlined in the later sections of this report is conceptual in nature and may vary from the actual exploration program Garson and Piper conduct on the property.

11.0 DRILLING

A description of the historical drilling conducted on the NBM property is provided in Section 6 of this report. A number of drilling campaigns have been conducted on the NBM property since 1940 and with few exceptions the majority of the drill logs are contained in the mine's archives and have been entered into the databases for the property. While the drill logs remain as part of the mine's archives the majority of the core has not survived.

Garson, Pegasus and Piper have not conducted any drilling on the property to date and the surface drilling proposed for No. 3 zone in the exploration budget contained in Section 19 of this report is conceptual in nature. The actual exploration program may vary from the conceptual program depending on the results Garson and Piper obtain during the drilling program as it progresses and the results become available.

12.0 SAMPLING METHOD AND APPROACH

Garson, Pegasus, and Piper have not conducted any sampling programs on the property or surviving NBM core to date. However, Garson and Piper intend to implement a QA/QC program upon starting an exploration program on the NBM property.

The details of the sampling methods used by NBM during the latest production phase (1995 to 2005) have been recorded in various reports within the mine's archive. However, details of the sampling methods conducted by earlier operators have been lost. The sampling method and approach used during the latest operational phase at the New Britannia mine is recorded below.

12.1 NEW BRITANNIA MINE SAMPLING METHOD AND APPROACH

The following historical summary regarding the sampling method and approaches was taken from various reports regarding exploration definition and drilling programs as well as underground sampling of the development faces on the NBM property prepared by the geological staff of the mine for use at the minesite and by Kinross and High River.

12.1.1 Exploration Drifting, Drilling and Definition Drilling

Between 1995 and 2003, employees of New Britannia mine excavated a number of exploration drill drifts on the 1780 and 3000 levels underground, using conventional jacklegs and stopers. On these levels drill stations were established every 50 ft to 100 feet (15.24 m to 30.48 metres) along the exploration drift and to serve as platforms from which both the exploration and definition drilling was conducted.

The final jackleg exploration drill drifts consisted of two 3000 level hangingwall drifts located between approximately 1,000 ft and 1,500 feet (304.79 m and 457.19 m) in the hangingwall of the deposit. In these two drifts the drill stations were established every 100 feet (30.48 m) along the drift with no intermediate 50 ft stations.

Exploration drifts in the hangingwall of the 1810, 2300 and 3630 levels were driven using mechanical two boom jumbos. On these levels the spacing of the drill stations varied between 50 feet and 300 feet apart with the spacing maximized in relationship to the amount of drilling to be conducted on the levels and the time allotted to do the drill programs.

Initial exploration drilling was conducted along the interpreted trend of the mineralization on 200 ft (60.5 m) centres along strike and 300 ft (91.5 metre) centres down dip. Once the initial drilling results indicated the potential continuity of the mineralization, definition drilling was conducted on closer 100 ft (30.5 m) spaced centres along the strike and dip of the deposit. Final definition drilling of the deposit was conducted on 50 ft (15.2 m) centres which in most cases has enabled the geological staff to further define the extent of the deposit prior to initiation of the mining sequence.

Once the individual mining sills (levels) had been excavated further definition drilling was conducted on 25 ft (7.6 m) to define any footwall lenses and to establish the location of the hanging wall for the purpose of interpreting the extent of the mineralization prior to initiating the longhole drill layouts.

During the life of the New Britannia mine, Major-Midwest Drilling, a Manitoba subsidiary of Major Drilling, conducted the exploration and definition drilling at New Britannia using a number of rigs outfitted at first with AW conventional drilling equipment and later with BQ and NQ wireline equipment. In addition to the larger drills, Major-Midwest had a small drill on site to conduct definition drilling in the extraction sills using AW equipment on a part time basis. However, a company Bazooka drill using imperial EW equipment was the primary drill used to conduct the definition drilling in the extraction sills.

Core recovery was generally excellent with between 96 % and 100 % core recovery for all holes drilled on the NBM property.

Tro-pari down-hole survey testing of the diamond drill holes was conducted by the drillers three to four times per hole for the purpose of maintaining accurate drill plots on the mine sections. These tests were reviewed by geological staff at the mine and were retaken if the readings appeared to be incorrect. The drillers were trained in the methods and techniques

involved in taking the Tro-pari survey testing by the geological staff of the mine and this information was reviewed with the drill crews periodically to ensure the proper testing procedures were adhered to. Down hole surveying was done on all drill holes over 100 ft (30.5 m) in length.

The core was collected by the diamond drillers and placed in wooden core boxes containing core equivalent to 20 ft (6.1 m) runs. Once the core box was full a second core box was placed on top of the first box to act as a lid for the first box and the outside of the box acting as the lid of the two boxes was marked with the holes number, core box number and the to and from footage of core contained in the box prior to being wired shut. At the end of each shift the boxes were brought out to the shaft station underground on pallets to wait for transportation to surface. Once the core boxes reached surface a forklift either brought them directly into the core shack or placed them in the laydown area in front of the coreshack to await their turn to be placed in the coreshack.

All diamond drill core was logged at the mine site, generally by one or two geologists whom also oversaw a technician who helped them by arranging the core and conducted the splitting and sampling of the core according to the geologists' instructions and who also ensured the general cleanliness of the core shack. The core was logged by writing the initial log onto a log report sheet along with all the sampling information. The written log was then entered into the mine's database using a logging program written for the geology department by Gemcom Software International Inc.

12.1.2 Chip Sampling of Drift Faces and Bazooka Drilling Prior to Longhole Interpretation

Development of the extraction sills (levels) followed the footwall of the each mineralized zone within the deposit to facilitate efficient longhole drilling up the footwall of the zones. The mine geologists map, chip sample, and "mark" each development face in the extraction level prior to drilling and blasting of the round by the development crew. The chip sampling and marking of the development face allows the geology department to closely follow the footwall of the mineralization during development and to minimize the development dilution.

Most of the development faces on each level are chip sampled unless adverse ground conditions prohibit access to the face and if sampling of the face is missed no further development rounds may be blasted until the geologist can sample the next face. Chip sampling is generally limited to the face and a four-foot sample along each wall, with a maximum sample length of no more than five feet and no minimum length. Sample length was dictated by the width of the rock types encountered as no sample could crosscut the boundary between two different lithological units.

Chip samples were conducted by the geologist and were either taken at the back of the development face if the muck pile had not been removed at the time of sampling or the sample was taken 4.5 ft to 5 ft above the sill of the extraction drift if the blast muck had been removed. In both cases the development face was washed and mapped prior to sampling it.

All mapping and sampling information was written onto sheets especially prepared for sampling the faces such that the true dimensions of the face were recorded to scale.

The geologist secured each sample and, upon returning to surface, was responsible for bringing the samples to the preparation area of the mill laboratory and recording the number of each type of sample dropped off into a record book.

In addition to chip sampling the development faces, definition diamond drilling is conducted on 25 ft to 50 ft (7.6 m to 15.2 m) centres along the strike length of the extraction level, with both the strike interval and the length of the holes decided upon by the geologist responsible for interpretation of the zone. This drilling is conducted to primarily identify the hangingwall of the ore zone prior to issuing a longhole interpretation to the engineering department. In some cases, a separate footwall or hangingwall lens may be present and by conducting the definition drilling the mine was able to determine if this lens is economically mineable or not.

The results of the diamond drilling are combined with the face chip samples to form the assay template for the level. The assay template for each level, along with the assay template for the previous level above, and any drill hole intersections located between the levels assist in the creation of the geological "ore solid" between the levels. Once the geological "ore solid" is created it is given to the engineering department who then use it to plan the longhole-drilling layout for "ore" extraction.

The engineering department surveys the collars of all the diamond drill holes which are drilled within the extraction drifts. Since these drill holes are rarely over 100 ft (30.5 m) in length they are not Tro-pari surveyed at the toe of the hole and only in cases where the holes are over 100 ft in length or are off-section holes such as a fan of holes at the face are they surveyed.

Once development is completed on an extraction level, the back and walls are washed and the geological mapping is finalized. The geological mapping helps in identifying the relationships between major structural features, the various rock types and the mineralized zone. The geological mapping is also used to identify areas where extra ground support needs to be installed, either to maintain a safe working environment or to assist in controlling dilution during production.

12.1.3 Longhole Sludge Sampling and Truck Haul Sampling

A number of other sampling methods and procedures were initiated during the operations at New Britannia mine between 1995 and 2004. The two most important procedures conducted were the longhole sludge sampling and the muck sampling conducted by the operators when hauling muck to the ore passes or crusher.

In the case of longhole sludge sampling, this was initiated in order to be able to determine the approximate grade of the deposit being drilled by the longhole drill and try to minimize the amount of internal dilution which would be sent to the mill. This method can usually only be

used if you are drilling up into the deposit as was the case for the New Britannia mine. The method also can be subject to a great deal of contamination if the procedures are not followed properly. To sample the drill hole the bottom portion of a 45 gallon drum was used to catch the majority of the drill cuttings for each drill run which equaled the length of two drill rods or 8 ft (2.4 m). At the end of each drill run the drum was replaced with a clean one and the cuttings were allowed to settle in the first drum.

Once the cuttings settled the excess water was poured out of the drum and the cuttings were collected and placed in a sample bag with a sample tag. The sample tag was a two part tag with the smaller portion of the tag containing just a sample number placed in the sample bag. The larger portion of the sample tag was kept and the details of the drill hole were recorded on it prior to turning it in to the shift boss at the end of the shift who submitted it to the geology department.

Prior to re-using the bottom portion of the drum it had to be washed out thoroughly to ensure no contamination of the next sample. While this sampling was useful in generally outlining areas of weak mineralization between the extraction levels which could be considered for pillar placement it was not used for resource estimation or mine to mill reconciliation due to the potential for contamination if all the sample collection procedures were not followed.

Truck or scoop bucket samples were taken only when material designated as ore was shipped to the ore passes and crusher. These sample provided information regarding the grade on the material sent to the mill on a stope by stope basis. The frequency of truck sampling was equivalent to one sample for every 42 to 52 tons or one sample for every second truck of ore shipped to the mill. If a scoop was mucking directly to an ore pass or to the crusher a sample was taken every 6 buckets. The truck and scoop grab samples of the material shipped to the mill was used to compile a daily tram sheet which recorded the approximate tonnage and grade of the material shipped from each development heading in ore or longhole stope and this sheet was used to reconcile the underground production to the mill production on a monthly basis. The each sample was collected in a plastic sample bag and an individual sample tag was placed in each bag. The sample tag was a two part tag with the smaller portion of the tag containing just a sample number placed in the sample bag. The larger portion of the sample tag was kept and the details of the drill hole were recorded on it prior to turning it in to the shift boss at the end of the shift who submitted it to the geology department.

All samples (sludge or muck) were brought up to surface at the end of each shift and piled in a box which was collected each morning and brought to the assay laboratory preparation room by either a geologist or the core shack technician.

Micon has reviewed the reports containing information on the sampling methods and approaches and concludes that the sampling methods and approaches taken by New Britannia mine conformed to the industry standards currently in effect at operating mines and that the methods and approaches were adequate to ensure a representative determination for the type of gold mineralization identified on the NBM property.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Garson, Pegasus, and Piper have not conducted any sample preparation or analysis since they have not collected samples from the NBM property to date. Upon initiation of its exploration program Garson and Piper will setup a QA/QC program regarding its sample preparation methods, analysis and security.

13.1 NEW BRITANNIA MINE SAMPLING PREPARATION, ANALYSIS AND SECURITY

The following historical summary regarding the sample preparation, analysis and security procedures at the New Britannia mine taken from various internal reports prepared by the geological staff and the assay laboratory personnel.

Underground sampling was conducted by the geological and underground departments at the New Britannia mine. For diamond drilling and chip sampling, the samples were collected and prepared for shipment to the on-site assay laboratory by staff employed by the geological department. In the case of underground samples derived from sludge sampling the longhole drilling and muck sampling of the trucks and scoops these were sampled by the operators of the equipment using procedures laid out by the geological department.

Sampling of the drill core was generally limited to the zone of mineralization and a 5 ft to 10 ft (1.5 m to 3 m) waste section on either side of it. For the purpose of analysis, the maximum sample length consisted of no more than five feet with no minimum length established. Upon the identification of coarse gold within the sample, the samples were assayed for metallics in addition to undergoing the regular fire assaying techniques. Core samples assaying higher than 0.500 oz/ton gold were routinely assayed for metallics However, during many exploration programs 0.250 oz/ ton gold was used as the cutoff for routinely assaying for metallics. Appendix L of the December 31, 2002 mineral inventory document for the New Britannia mine contains a copy of the assay laboratory quality assurance/quality control (QA/QC) protocols and analytical procedures.

Intervals of whole core were assayed and any intervals not sampled during the logging process was generally discarded. However, occasionally, either split core representing the ore zone and 10 ft to 20 ft (3.05 m to 6.10 m) on either side of it or an entire drill hole was retained for reference purposes. The drill core retained for reference purposes was stockpiled behind the mill in a designated area.

All core samples were sent to the assay laboratory located at the New Britannia mill for gold analysis. The assay laboratory obtained certificates of laboratory proficiency in gold analysis from the Canadian Certified Preference Materials Project, which is a branch of CanMet, for the years 2001, 2002 and 2003. No certificate was obtained for 2004 due to the impending closure of the mine and it was originally believed that the assay lab would have been closed during the second testing period in November. Copies of the assay proficiency certificates are located in appendix K of the mineral inventory document dated December 31, 2004.

Monthly, a minimum of 10 crushed core reject samples were chosen at random for independent analysis with the core rejects sent out every three months to the independent laboratory and, if needed, additional core samples could be sent out for testing. For the exploration programs, the exploration department would request that 10% to 15% of the core rejects were sent out for sampling and in some cases the core would be sent to an outside laboratory to be assayed. If the core was sent to an outside laboratory the rejects and pulps would be returned to the New Britannia mine for storage.

All of the crushed rejects and pulps were retained for one to two years on site, prior to being discarded. The crushed rejects and pulps were placed in 5 gallon white plastic pails with the date and sample numbers marked on the outside of the pile. Once the pails were full the pails were placed on a pallet and stored in a laydown area behind the mill.

Most of the development faces on each level were chip sampled unless adverse ground conditions prohibited access to the face and if sampling of the face was missed no further development rounds could be blasted until the geologist sampled the next face. Chip sampling was generally limited to the face and a four-foot sample along each wall, with a maximum sample length of no more than five feet and no minimum length. Sample length was dictated by the width of the rock types encountered as no sample should cross the boundary between two different lithological units.

Chip samples were conducted by the geologist and were either taken at the back of the development face if the muck pile had not been removed at the time of sampling or the sample was taken 4.5 ft to 5 ft above the sill of the extraction drift if the blast muck had been removed. In both cases the development face was washed and mapped prior to sampling it. All mapping and sampling information was written onto sheets especially prepared for sampling the faces such that the true dimensions of the face were recorded to scale.

The geologist secured each sample and upon returning to surface was responsible for bringing the samples to the preparation area of the mill laboratory and recording the number of each type of sample dropped off into a record book.

Chip samples assaying higher than 0.500 oz/ton gold were routinely assayed for metallics and in areas of the deposit which were suspected to be higher grade the automatic assaying was reduced to 0.250 oz/ton gold at the request of the geological department.

Acme Analytical Laboratories Ltd (Acme Analytical) in Vancouver B.C. conducted most of the independent assaying for the mine because they were among the first laboratories to become an ISO 9002 accredited company. However, during the 3630 level exploration program in 2004 TSL Laboratories (TSL) in Saskatoon, Saskatchewan was used once they had become an accredited company as the turn around time was shorter.

The analytical procedures are outlined in an internal report put together and continually updated by Mr Richard Jones, the Chief Assayer at the New Britannia mine and sections of the report are contained in the following paragraphs.

The following preparation methods were described in the New Britannia mine analytical procedures manual for the assay laboratory:

- All samples were dried either by placing the pans on a hot plate or in one of the three ovens located at the assay laboratory.

- Crushing would reduce the sample to ~ 2 millimeters (mm) on size and the sample placed in the crusher in small batches to ensure proper crushing and prevent rock from being jammed or hung up inside the crusher.

- The whole core sample was crushed first by using the jaw crusher and then by using the rhino crusher while the entire chip or truck sample was crushed using the rhino crusher.

- The crushed core, chip, or truck sample was dumped into the middle of a 24-slot riffle, one half is removed and split again. The half from the original split is then split. The pan containing material from both the original splits is them reduced to a 250 gram (g) +/- 10% assay sample.

- Once splitting was completed the sample was placed into a 250 ml grinding bowl and a small amount of methyl hydrate added to remove moisture. The sample was pulverized for a predetermined time (Sludges -30 seconds (s)., Drill Core, Chips, Trucks, and Mill samples – 60 s.). The pulverizer, mat, and bench top are cleaned with compressed air between samples and additional cleaning with silica sand was required between high grade and low grade samples.

- Drill core and mill samples were also matted after being pulverized. This consists of rolling the pulp to each of the four corners a minimum of 10 to 20 times (one roll being one rotation to the four corners).

- Drill core and chips had the sample ID tag stapled to the bag while sludge and truck samples were placed in pulp cans with ID tags attached to clips.

- For the drill core, assays, an aliquot of 30g was taken, chip samples – 20 g, truck and sludge samples – 5 g. In the case of sampling for metallics assaying was conducted on the whole sample for the plus fraction and a 30 g cut of the minus fraction.

Drill core and chip samples were assayed using the fire assay/atomic absorption finish (FA/AA) method of analysis and the truck and sludge samples were assayed using the Methyl Isobutyl Ketone/atomic absorption finish (MIBK/AA) method.

Standard, blank and duplicate assay samples were added to each run of 21 samples for drill core, to a maximum of 24 samples for chip samples and to each run of 27 samples for both sludge and truck samples. These were in addition to the blind duplicates and blanks added randomly to the assaying process by the geology department.

All samples were assayed for gold and on rare occasions samples were assayed for silver or base metals. Requests for assaying to be conducted for elements other than gold were usually restricted to exploration samples from surrounding properties.

The QA/QC protocol followed by the New Britannia mine assay laboratory is quoted below:

- "**Control Charts:** Control values for in-house standard reference material are plotted daily to maintain statistical control and to identify any blunders, bias, or trends that may lead to out of control situations."
- "**Duplicate Assays:** Mill samples are charted on a daily basis to determine if the %RSD (relative standard deviation) or the precision of analysis is within limits (~5%)."
- "**Calibration Verification:** All atomic absorption calibrations are checked with certified reference solutions (1 ppm and 5 ppm) and is charted on a daily basis."
- "**Method Validation:** On a weekly basis in-house controls and dayshift cyclone samples (for a one week period) are re-assayed with a fire assay/gravimetric finish (FA/GRAV) and the aqua regia/MIBK method. These values will be compaired to the original fire assay/atomic absorption measurement to assess method accuracy and validity."
- "**Outside Laboratory Checks:** On a 3-month basis 30 core rejects and selected mill products are sent to ACME Analytical, Vancouver."
- "**Proficiency Testing (Round Robin):** Bi-yearly participation in conjunction with CANMET, Ottawa."
- **Sample Preparation Assessment:** Random samples selected monthly for proper sample preparation (representative and repeatable). Grind tests and performed on a weekly basis. Split core samples (blind to the lab) are selected randomly by geology to assess preparation variance and possible contamination/human error."
- **Staff Training, Preventative Maintenance, and Procedure Audits:** These are on-going in our commitment to quality, and are an integral part of the QA/QC process."
- **Contamination Assessment:** Through the use of blanks and re-assayed samples, this is assessed daily."
- **CANMET'S:** Certified reference material is assayed on a monthly basis – charted and variance determined."

Micon has reviewed the internal reports containing information on the sample collection, sample preparation, security, and analytical procedures that were followed at the New Britannia during period of production from 1995 to 2005. It concludes that the procedures

followed conform to industry standards currently in effect and that the procedures were adequate to ensure a representative determination of the gold content of any intervals of mineralization or alteration that were observed in the samples assayed at the New Britannia mine site.

14.0 DATA VERIFICATION

On October 12, 2006, Micon's site visit was conducted by Mr. Richard Gowans, P. Eng. Mr. Gowans reviewed the current state of the facilities (mill, headframe, maintenance buildings etc) and completed an audit of the physical surface assets located on the NBM property.

14.1 CURRENT STATE OF THE NEW BRITANNIA MINE PROPERTY

Since the cessation of mining and gold processing activities at the New Britannia mine, the facilities have been placed under a regime of care and maintenance. The mine facilities comprise an underground mine, head frame, hoist room, compressor house, administration office, electrical sub station, surface maintenance shop, dry and warehouse, primary and secondary crushing buildings, process plant and associated support offices and laboratories, cold storage facility and a tailings storage facility.

Access to the underground workings is via a five-compartment shaft with a cage for the men and equipment and separate ore and waste skipping facilities. While the older workings above the 1780 level are accessible from the shaft, an internal ramp system begins on the 1780 level to access the lower workings, excavated since 1995. In addition, the shaft can be accessed from the ramp on the 3000 level via the 3000 level haulage drift. The final ramp face is below the 3746 level.

Access to the underground workings was closed off in March 2005 and the mine has been allowed to flood since that time. It is estimated that the water inflow to the mine is 60 imperial gallons per minute and that it will take approximately 27 years for the mine to completely flood the void created underground during the two mining periods (D. Armsworthy, personnel communication, 2006).

Most of the mining equipment has been sold and removed from site although the hoist, hoisting control system and associated auxiliary equipment is complete and maintained in good operating condition. The main ventilation and heating system is also complete. Access could be re-established fairly quickly as all facilities needed to access the underground workings are still in place.

The crusher buildings, mill buildings, process equipment and associated electrical equipment are complete and in excellent condition. Only minor work would be required to re-commission the crushing and metallurgical processing facilities.

All the surface buildings have been well maintained since the stoppage of mine production and the administration office is being used on a daily basis by the care and maintenance crew still on site.

The tailings storage facility is being maintained and site environmental monitoring is continuing.

14.2 REVIEW OF THE RESOURCE ESTIMATE FOR THE NBM PROPERTY

The independent qualified person responsible for the preparation of portions of this report, review of the resource estimate and for the opinion on the propriety of the proposed exploration program is Mr. William J. Lewis, B.Sc., P.Geo. (APEGBC #20333, APEGM #20480, NAPEGG #1450). Prior to joining Micon in April, 2005, as a Senior Geologist, Mr Lewis was employed at NBM as the Senior/Chief Geologist from 1997 to the closure and placement of the mine on care and maintenance in January 2005. Garson, Pegasus and Piper requested Mr. Lewis to conduct the review of the NBM property because of his intimate knowledge concerning the former mining operations and his knowledge of the surrounding area.

Micon's review of the project included of a review of the available internal technical reports and database for the resource and reserve estimates, exploration reports, as well as reports and data accumulated since the mine was placed on care and maintenance in January, 2005. Garson, Pegasus and Piper provided the majority of this information to Micon, with some supplemental material supplied by Mr. Lewis from his own records.

Micon is satisfied that its review of the material presented by Garson, Pegasus and Piper represents as complete a review of the NBM property as is possible at this time based on the material presented and to the best of Micon's knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

15.0 ADJACENT PROPERTIES

The Nor-Acme/New Britannia mine has been the only major gold mine found within the Snow Lake district although a number of gold properties with limited production are known within the surrounding area. The majority of the past producing gold mines in the Snow Lake area are located on the eastern shore of Wekusko Lake and where the mineralization was comprised of gold, pyrite and arsenopyrite located within narrow quartz veins situated in shear zones. The majority of these producers saw intermittent small scale production prior to 1939 and due to their distance from Snow Lake do not directly affect the interpretation, evaluation of the mineralization, or anomalies found on the NBM property.

The Snow Lake area is more famous for the number of past producing copper and zinc mines operated by HBM&S within the immediate vicinity of Snow Lake. Figures 15.1 and 15.2 tabulate the known mines and mineral deposits surrounding Snow Lake. The majority of the

information for these tables was obtained from the Manitoba government report by Bamburak published in 1990. The other sources used for compiling this section were Fedikow, 1989 and Beilhartz, 2006. Resource and reserve estimates discussed in this section use the terminology utilized at the time of the estimate and are not to current CIM approved standards required by NI 43-101 regulations and should not be relied upon.

The only gold deposit which is nearby the NBM property and not on the property itself is the Squall Lake deposit located approximately 4 km northwest of the community of Snow Lake. This property adjoins mineral lease ML-323 along the northwestern boundary of the mineral lease and consists of 14 contiguous mineral claims totalling 899 ha. Garson owns 100% of the Squall Lake property and the property has been the subject of an NI 43-101 report entitled Report on the Squall Lake Property, The Pas Mining Division, Snow Lake, Manitoba" by D Beilhartz and posted on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

While the Squall Lake property is located adjacent to the NBM property, Micon has been unable to verify the information and the information regarding the Squall Lake deposit is not necessarily indicative of the mineralization found on the NBM property.

The first mineral claims over the Squall Lake deposit were recorded by A. Peberdy in 1924 and he held the ground until 1926. Between 1926 and 1944, numerous parties held the ground but no substantial work was recorded during this period. In 1944, Wekusko Consolidated Limited (Wekusko) staked and optioned numerous claims in the area. They carried out a 8,309 m drilling program and received assays ranging from 3.09 g/t gold to 14.4 g/t gold over 0.76 m to 2.75 m. In 1945 Squall Lake Gold Mines Limited acquired the ground and conducted an additional 7,672 m of diamond drilling. Further trenching and sampling was conducted in 1948. In 1948 leases were issued but very little work appears to have been conducted on the property prior to 1977 when the leases lapsed.

In 1977, Stan Major staked part of the property and it was subsequently transferred to Eldorado Exploration Ltd., Corporate Oil and Gas Ltd., W. Bruce Dunlop Ltd. (NPL) and Camflo Mines Ltd. (Camflo). In 1978, Hudson Bay staked the area previously known as the Moon/Gertie Zone.

Magnetometer, electromagnetic, VLF-EM and induced polarization surveys as well as mapping and diamond drilling was carried out. In 1984, Camflo announced "drill indicated reserves" of 1,088,621 t grading 6.85 g/t gold (Fedikow, 1989). In 1984, Camflo amalgamated with Barrick Resources Corporation (Barrick). Also in 1984, Barrick and Zenco Resources Inc. (Zenco) undertook a further 5,000 m of diamond drilling and outlined near surface mineralization totalling 680,000 t grading 3.43 g/t gold. Zenco acquired 100% interest in the property in 1986 and conducted 3,658 m of diamond drilling in 1987. In 1987, Zenco estimated that the property contained an "inferred" mineral resource of 156,000 t grading 5.04 g/t gold and 112,000 t grading 4.34 g/t gold in the Lower and Upper Silicified zones (Beilhartz, 2006). Zenco changed its name to Solidor Resources Inc. (Solidor) in 1988 and later changed its name again in 1999 to Sheffield Resources Inc. (Sheffield).



Table 15.1
Summary of the Mines Surrounding Snow Lake, Manitoba

Name of Mine	Location NTS	Commodity	Recorded Production (For Years Recorded)	Years in Production
Anderson Lake (HBM&S)	63J/13 SW	Copper, Zinc	2,193,546 t, 3.41% Cu, 0.1% Zn (1970 to 1984)	1970 to 1988
Ballast-Moosehorn	63J/13 SW	Gold	3.4 kg Au (1917), 1.6 kg Au (1918), 1.1 kg Au 0.3 kg Ag (1931)	1917, 1918, 1931
Birch zone (New Britannia)	63K/16 NE	Gold	31,353 tons, 3,282 oz Au (1996)	1996
Chisel Lake (HBM&S)	63K/16 SE	Lead, Zinc, Copper	5,061,059 t, 0.60% Cu, 10.94 % Zn (1960 to 1984)	1960 to 1988
Chisel Lake North (HBM&S)	63K/16 SE	Lead, Zinc, Copper	No data available	2000 to Present
Ferro	63J/13 SE	Gold	16.3 kg Au, 0.9 kg Ag (1932)	1932 with limited production in later years
Ghost Lake/Lost Lake (HBM&S)	63K/16 SE	Lead, Zinc, Copper	478,277 t, 1.34% Cu, 8.87% Zn (1972 to 1984)	1972 to 1988
Laguna (Rex)	63J/13 SW	Gold	42.8 kg Au (1918), 10.1 kg Au (1920 to 1921), 9,193 t 171 kg Au, 21.0 kg Ag (1924 to 1925), 101,130 t 1,643.6 kg Au, 254.7 kg Ag (1936 to 1939)	1918, 1920 to 1921, 1924 to 1925, 1936 t0 1939
Nor-Acme/New Britannia	63K/16 NE	Gold	5,393,970 tons, 763,254 oz Au (1949 to 1958), 6,480,266 tons, 858,075 Au (1995 to 2005)	1949 to 1958, 1995 to 2005
No. 3 zone	63K/16 NE	Gold	241,574 tons 30,335 oz Au (1995 to 1996)	1995 to 1996
Osborne Lake (HBM&S)	63J/13 NE	Copper, Zinc	2,852,007 t, 3.14% Cu, !,52% Zn (1968 to 1983)	1968 to 1983
Photo Lake (HBM&S)	63K/16 SE	Lead, Zinc, Copper	No data available	1994 to 1998
Rod No 1 (Little Stall Lake) (HBM&S)	63J/13 SW	Copper, Zinc	22,675 t, 5.00% Cu, 4.5% Zn	1962 to 1964
Rod No 2 (HBM&S)	63J/13 SW	Copper, Zinc	42,621 t, 6.39 % Cu, 2.2% Zn	Mar 1984
Spruce Point (HBM&S)	63K/9 SW	Copper, Zinc	1,364,000 t, 2.36% Cu, 2.8% Zn, 2.0 g/t Au, 25.0 g/t Ag (1982 to 1988)	1982 to mid 1990s
Stall Lake (HBM&S)	63J/13 SW	Copper, Zinc	4,158,096 t, 4.29% Cu, 0.57% Zn, (1964 to 1984)	1982 to mid 1990s

Table 15.2
Summary of the Mineral Deposits Surrounding Snow Lake, Manitoba

Name of Deposit	Location NTS	Commodity	Estimated Historical Resources	Source for Resource Information
Apex	63J/13 SW	Gold	360,000 t at 2.4 g/t gold	George Cross Newsletter, Dec. 8 1983
Bomber	63K/16 SE	Copper, Zinc	549 m x 1.8 m x 244 m, at 0.10 g.t Au, 8.57 g/t Ag, 0.04% Cu, 1.0% Zn	Albert Koffman c 1960, MB Unpub. Info file
Farewell Lake	63K/08 NE	Copper	257,000 t at 2.03% Cu to 190 m plus lower grade to 370 m	Manitoba Mineral 1980-81 Annual Report
Ferguson	63J/13 NW	Gold	5,400 t at 51.43 g/t Au on the dumps	Northern Miner, March 29, 1951
Joannie	63K/16 SE	Copper	500,000 t at 1.28% Cu	Gail et al (1980, p. 31, 113)
Linda-McKayseff	63J/13 SW	Copper, Zinc	Linda 2 zone 11.8 mt of massive pyretic sulphide averaging 0.3% Cu, 0.8% Zn, 10.29 g/t Ag and 0.86 g/t Au	Northern Miner, December 17, 1987
McCarrerty	63J/13 SE	Gold	Drill indicated 18,000 t at 6.82 g/t Au across 1.37 m for 137 m. Resampling in 1981 gave an average of 10.29 g/t across 1.14 m.	Northern Miner, April 11, 1935, March 12, 1981
Norris Lake	63K/15 NE	Copper, Zinc, Gold	Drill indicated 227,000 t at 0.55 g/t Au, 20.78 g/t Ag, 2.51 % Cu, 4.82% Zn over an average width of 2 m to a depth of 366 m.	Bar resources Limited, FS 250/81 V.S.E.
Pot Lake	63K/16 SE	Copper, Zinc	102,000 t at 1.43% Cu, 4.5% Zn, 18.86 g/t Ag, 3.77 g/t Au	MB Assessment, File 90238
Rail Lake	63K/10 NE	Copper, Zinc	295,000 t at 3.0% Cu, 0.7% Zn to 305 m	HBM&S 1970 Annual Report
Rainbow Group	63J/13 SE	Gold	18 t of ore from a pit treated at the Ferro mill produced 404 g of Au (1932), 27 t produced 198 g Au (1933)	Rainbow Lease Ledger, MB Recording Office
Ram	63J/13 SW	Copper, Zinc	Copper-zinc mineralization	Frose & Moore (1980, p. 7)
Reed Lake	63K/10 NE	Copper	1.36 mt at 2.09% Cu (diluted 10%) to 549 m and open at depth	HBM&S 1974 Annual Report
Squall Lake	63K/16 NW	Gold	Margaret zone – drill indicated 680,000 t at 3.43 g/t Au (1985)	Northern Miner, June 13, 1988

In 1988, Graham Gold Mining Corp. (Graham) acquired a interest in the property and in 1989 conducted a mini-bulk sample on the Margaret South occurrence. Graham estimated an inferred mineral resource of 70,000 t grading 4.73 g/t in the Upper Silicified zone and 210,000 t grading 5.35 g/t in the Lower Silicified zone. Further exploration programs were conducted between 1989 and 1990 which consisted of surface stripping at the F1, Margaret, Margaret South, Margaret Extension and K7 zones, 11 diamond drill holes totalling 1,067 m. Graham was unable to fulfill their option obligations and the property was returned to Solidor.

A private corporation, Tri-Energy Inc. (Tri-Energy) acquired 100% of the Squall Lake property from Sheffield in 1999.

In 2002, Mighty Beaut Minerals Inc. (Mighty Beaut) obtained an option to earn a 100% interest in the Squall Lake property from Tri-Energy. Mighty Beaut commissioned an NI 43-101 report from OreQuest Consultants Ltd. (OreQuest) which was written by George Cavey. The according to the author of the OreQuest report "The various diamond drilling programs at the Margaret Extension area have outlined an Inferred Mineral Resource which stands at 100,000 tonnes grading 4.85 g/t gold in the Upper Silicified Zone and 337,000 tonnes grading 5.40 g/t gold in the Lower Silicified Zone. The historic resource figures generated by others have been reviewed and redefined to conform to the CIM approved standards as required in NI 43-101." Mighty Beaut was unable to complete their obligations as required by the option agreement and the property was returned to Tri-Energy.

In 2003, Coniagas Resources Ltd. (Coniagas) optioned the property, re-established the former grid on the property and conducted a 19 hole drilling program totalling 1,447.5 m. The property was returned to Tri-Energy when Coniagas was unable to meet further obligations under the option agreement.

Garson Resources Ltd. (Garson) was created from the amalgamation of Tri-Energy and its wholly-owned subsidiary Garson Resources Ltd. effective November 8, 2005 under amalgamation number BC0739911.

There has been no known mineral production from the Squall Lake property.

The geology, nature of the mineralization, number of known mineral showings and deposits and, historical production for both gold and base metals over the last century within the Snow Lake area, continues to make this district a good place to explore for further deposits similar in scale to those discovered in the past. Micon, therefore, considers the Snow Lake area to be a prospective area in the search for new areas of gold mineralization and that the past production history on the NBM property positively affects the prospectivity of the ground contained within the property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Garson, Pegasus and Piper have performed no metallurgical testwork on mineralization from the NBM property. However, historical metallurgical testwork on material from the New Britannia mine has been conducted by various organizations in addition to the internal studies conducted while the mine was in production between 1995 and 2005.

16.1 NEW BRITANNIA MINE PROCESSING DATA

New Britannia mill has a capacity of approximately 860,000 short tons per annum. Gold recovery is by cyanide leach (carbon in pulp) and annual mill recoveries of 92% to 94% were typically achieved during its operating life.

During production (1995 to 2005) the New Britannia mill typically operated seven days a week and 365 days a year, except for periods of scheduled maintenance. Between 1995 and 2005, the New Britannia mill processed 6,753,193 tons of ore at an average head grade of 0.132 oz/ton for a total mill feed of 891,692 ounces of gold. During this same production period the mill recovered 822,550 ounces of gold for an overall recovery of 92.2%. These figures include production from the New Britannia mine and the satellite deposits (No. 3 zone and Birch pit).

The common sulphide minerals in the ore body are arsenopyrite, pyrrhotite, and pyrite. Gold is predominately associated with the arsenopyrite with the affinity of gold for arsenopyrite appearing to be structural as the gold occurs as minute lenticular masses and veinlets in openings on arsenopyrite crystal boundaries, and within fractures in the arsenopyrite. The gold also occurs as minute particles in quartz and calcite with this generally the case when the gold is visible macroscopically, a very rare occurrence.

16.1.1 Characteristics of the Mineralization at the New Britannia Mine

Although associated with the arsenopyrite, the gold is not considered to be refractory. The fine grained nature of the gold in the arsenopyrite necessitates grinds of a minimum of 80% passing 74 microns. Grinding finer than 80% does improve recoveries and when operating, the plant targeted a grind of 89% passing 74 microns.

The specific gravity of the ore fluctuates between 2.7 and 2.9 g/cm^3 and the Bond Work Index for the main ore zones within the mine is about 10.5 kWh/short ton.

A pre-aeration with lime and lead nitrate prior to cyanidation was used to passivate the sulphide mineralization and to optimize leach kinetics and gold recovery.

Some gold occurs in solid solution in arsenopyrite and to a lesser degree in pyrite and chalcopyrite. Typically, 60% to 85% of the un-dissolved gold in the leach residues were in the minus 400 mesh fraction, which also contained 3 to 8 times more arsenic than the plus 400 mesh fraction.

Table 16.1 tabulates the typical "ore" composition of the New Britannia Mine. Figure 16.1 illustrates the New Britannia mill flowsheet.

Table 16.1
Typical "Ore" Composition of the New Britannia Mine

Chemical Analysis		Mineralogical Analysis	
Au	4.63 g/t	**Major Phase:**	
Ag	0.63 g/t	Quartz and Albite	55.0%
Si	22.6%	Clinochlore and Biotite	32.0%
Fe	5.6%		
Al	5.4%	**Minor Phase:**	
Ca	5.9 %	Ankerite	6.2 %
S	1.29%	Arsenopyrite	3.0 %
Mg	2.7%	Pyrite	2.7 %
Cu	<0.03%	Ilmenite and Iron Oxide	1.0 %
Zn	<0.06%		
Pb	<0.22%	**Traces:**	
Ni	<0.01%	Pyrrhotite, chalcopyrite and sphalerite	
As	1.2%		
Sb	0.0007%		
Te	,0.001%		

Figure 16.1
New Britannia Mill Flowsheet


Mill Flowsheet
New Britannia Mine
2300 s.tons/day CIP Mill

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As discussed in Section 6, documentation for the resource and reserve estimates on the NBM property is derived from the Kinross' estimates of December 31, 2004. However, as exploration progresses, further economic and technical evaluation of the resources will need to be performed in accordance with the CIM guidelines as referred to in NI 43-101.

The data for this section been extracted from the New Britannia mine annual resource and estimation reports with the latest report commenting on the December, 2004 resource estimate. Beginning in December 1997 the resource categories were standardized with the TVX corporate format which was based on the categories as published by the CIM council in February, 1996. The resource and reserve categories were further harmonized with the guidelines adopted by the CIM Council in August, 2000 during estimation of the December 31, 2001 resources and reserves. The CIM guidelines continued to be the basis for the resource and reserve categories until the mine was placed on care and maintenance in late January, 2005.

The resources at the New Britannia mine were most recently estimated as of December 31, 2004. Although these resources have not been the subject of a NI 43-101 technical report, they were reported in the Kinross and High River Annual Reports for both 2004 and 2005 respectively. In their 2005 Annual Report, High River stated the following "The New Britannia Mine is on care and maintenance as of January 2005. No diluted mineral reserves were estimated for December 31, 2005 because the mineral resources were unable to be translated into an economic mine plan." Tables 17.1 and 17.2 summarize the December 31, 2004 New Britannia mine resource estimate in both imperial units which were used at the mine and in SI units which were used by Kinross and High River in their annual reports.

Between December, 1995 and December, 2004, the parameters and assumptions used in the resource and reserve estimations for the New Britannia mine, as well as the estimates themselves, were the subject of annual internal "ore reserve" or mineral inventory reports. These reports are available at the New Britannia mine office in Snow Lake. The internal New Britannia mine report entitled "Mineral Inventory Document, Mineral Resources and Reserves, New Britannia Mine, December 31, 2004" was the main document reviewed by Micon regarding the resource estimate. In addition, portions of the database were also reviewed.

The mineral resources reviewed in this report were compiled in accordance with the definitions contained in the "CIM Definition Standards for Mineral Resources and Reserves" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005. Micon used the original Kinross parameters and assumptions to review the December, 2004 estimate and notes that the parameters used to determine the geological in-situ cut-off grade for the resource would not be inappropriate at today's gold prices and costs.

The Kinross resource reserve estimation methodology, parameters, and assumptions are discussed in Section 17.1.



Table 17.1
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (Imperial Units)

Location	Category	2004 In-Situ		
		Tons	Grade	Ounces
Main Mine	Measured	87,000	0.139	12,000
	Indicated	2,350,000	0.150	352,000
Total New Britannia Mine Resources		**2,437,000**	**0.149**	**364,000**
Main Mine	Inferred	336,000	0.134	45,000
No. 3 zone	Inferred	243,000	0.207	50,000
Birch zone	Inferred	627,000	0.129	81,000
Total Property Inferred Resources		**1,206,065**	**0.146**	**176,000**

Note: A cut-off grade of 0.097 oz/ton Au was used to determine the grade at which the mineralization becomes an in-situ resource. This calculation was based on a gold price of $400 US/oz, an exchange rate of $1.25 Cdn to $1.0 US, an operating cost/ton of $44.92 Cdn, and a mill recovery of 93.0%. Any blocks not meeting the 0.097 oz/ton Au cut-off were considered to be waste, unless they were developed prior to December 31, 2004.

Table 17.2
Summary of the December 31, 2004 Mineral Resource Estimate on the NBM Property (SI Units)

Location	Category	2004 In-Situ		
		Tonnes	Grade (g/t)	Kilograms
Main Mine	Measured	79,000	4.77	400
	Indicated	2,132,000	5.14	11,000
Total New Britannia Mine Resources		**2,211,000**	**5.11**	**11,400**
Main Mine	Inferred	305,000	4.59	1,000
No. 3 zone	Inferred	220,000	7.10	2,000
Birch zone	Inferred	569,000	4.42	2,000
Total Property Inferred Resources		**1,094,000**	**5.01**	**5,000**

Note: This table represents the metric equivalents for the figures found in Table 17.1.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Given the widely spaced nature of the drill holes relative to the distribution of the gold mineralization, Micon considers that it was appropriate for Kinross to classify the lower portion of the New Britannia mine below the 4180 level in the Dick zone and 4036 level in the Ruttan zone, No. 3 zone and the Birch zone mineral resources as belonging to the Inferred Resources category, according to the definition below:

> "An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Due to the greater density of drilling and mine workings relative to the distribution of the gold mineralization, Micon considers it appropriate to classify portions of the mineral resources within the New Britannia mine on the NBM property as Measured or Indicated Resources according to the definitions below:

> "A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

> "An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

Kinross's estimate has been reviewed and audited by Micon and is summarized in Table 17.1 and 17.2. It is Micon's opinion that Kinross's estimate has been compiled in accordance with the CIM standards and definitions for resource estimates and that Garson, Pegasus and Piper can use resource its estimate as a basis for further exploration and economic evaluation of the NBM property.

17.1 DECEMBER 2004 RESOURCE/RESERVE ESTIMATION METHODOLOGY

To review the December, 2004 resource estimation for the NBM property and mine, Micon reviewed the methodology and parameters as used by Kinross. The methodology and parameters contained in the "Mineral Inventory Document, Mineral Resources and Reserves, New Britannia Mine, December 31, 2004" are quoted below:

> "The majority of the Mineral Inventory estimations on the New Britannia Mine property were calculated using the sectional reserve estimation technique. Both the in-situ geological resources and hangingwall dilution tonnages and grades were calculated using geostatistical methods within the Gemcom mining software package prior to the application of a reserve cutoff grade and mine recovery (mineability) factor."

> "The computer generated geological solid models are based on manually interpreted sectional ore outlines derived from diamond drill core, as well as underground development drift chip and testhole sampling. The data is plotted on either 1:20 or 1:40 scale cross sections at 25 foot (7.6 m) intervals using the Gemcom software package."

> "Resource and reserve blocks are calculated using either 50 ft (15.24 m) or 100 ft (30.48 m) intervals between the block centres. Geological factors, such as structural and mineralogical controls are assessed during the interpretation of the ore blocks and these factors or existing mine workings occasionally limit the projected distance (e.g. ore grade



intersections in adjacent drill holes are not connected to outline an ore block unless geological factors support the assumption of geological continuity)."

"In areas where diamond drill spacing is greater than 50 ft (15.24 m), but geological continuity is supported, a 100 ft interval between block centres may be used to calculate the mineral inventory blocks."

"Where development drifting has occurred in the ore zone, the face chip sampling and testhole drilling is combined with the regular diamond drill intersections to interpret the zone on the sections. For the calculations, the chip and test hole data is combined on the section and treated as a single drill intercept. Use of development chip samples and testhole data only occurs where this data has been compiled prior to the start of the resource and reserve calculations."

"The resource and reserve blocks are designed between extraction levels based on the present mining plan. For calculating the 1997 resources and reserves, the spacing between the extraction levels was changed to a distance of 50 vertical feet from 60 vertical feet, to account for the periodic flattening of the ore zones. This spacing has been continued for the 2004 resources and reserves."

"In order to create a diluted reserve a hangingwall solid of either five or seven feet true width is created along the hangingwall of the in-situ resource solid and the tonnage and grades for the hangingwall solid are geostatistically estimated. Once both the in-situ resource and the hangingwall calculations are estimated, these figures are combined and a mine recovery (mineability) factor is applied prior to application of the reserve cutoff grade. Only mineralized blocks covered by the mine plan may be considered as part of the reserves, otherwise they remain defined as a resource."

"Four grids cover the various zones in the main mine to allow for the sections to be perpendicular to the ore. The four grids are the Toots, Dick (Main Mine and North West), and Ruttan."

> "The Toots Grid was a Northeast – Southwest trending grid used for the upper portions of the mine above the 1030 level and the Toots crown pillar. Below the 1030 level this grid is no longer used. The Lower Toots zone (1280 to 1780 levels) uses the Dick (Main Mine) Grid for interpretation, as it provides for a more accurate interpretation."
>
> "The Dick Grid is also called the Main Mine Grid and is oriented North–South."
>
> "A second Dick Grid was created in the summer of 2004 to cover the northwest trending portion of the Dick zone at its western extent. The grid lines for this grid are oriented at 67° east of north. This grid allowed for the northwest trending portion of the Dick zone to be drilled and interpreted approximately perpendicular to its strike direction. The grid was used during the December, 2004 sectional

resource and reserve calculations of the northwest trending portion of the Dick zone."

"The Ruttan Grid is a Northwest – Southeast trending grid with the gridlines oriented 40° east of north. Due to a 30° change in strike direction of the Ruttan zone, the Ruttan grid becomes obsolete below the 3000 level, except when interpreting the footwall lens. This document (2004) interprets the mineral inventory of the Ruttan zone using the Dick (Main Mine) grid. Above the 2986 level a combination of both the Dick and Ruttan Grids were used to interpret the Ruttan zone in previous documents."

"The Ruttan Grid is also used for the Hogg zone interpretation. At the present time this only applies to the mineral inventory in the Upper Hogg zone above the 1780 level as the Hogg zone has been mined out between the 1780 and 2300 levels."

"Below the 2010 level the Hogg and Ruttan zones mineralization constituted a single zone and for the purpose of estimating the mineral resources and reserves, the Hogg zone was combined with the Ruttan zone below the 2300 level."

"In cases where insufficient geological data was available to create cross sections, resources were estimated by the polygonal method, plotted on a longitudinal section. Resources at the Birch zone and those of the Lower #3 zone (500 to 1100 levels) were estimated by this method."

"General Parameters"

"The following parameters were used to estimate the resources/reserves at the New Britannia Mine:"

A. "For the Mineral Inventory Statement an in-situ grade of 0.097 oz/ton gold combined with a minimum in-situ true width of either five feet (above 1780 level) or seven feet (below 3000 level) was set as the threshold limit at which a block can be defined as part of the resources. The addition of a threshold grade limit was first used in the 2001 document to eliminate those areas of mineralization where the in-situ grade of the blocks is so low that the possibility of economically mining them is negligible."

"It should be noted that the in-situ cut-off grade for the resources is lower than the calculated diluted cut-off grade for the reserves because the resource cut-off grade assumes that the long-term price of gold will be higher than is presently reflected in the reserve estimations. The use of this year's resource cut-off grade of 0.097 ounces per ton Au replaces last years cut-off grade of 0.112 oz/ton gold. A review of the resource cut-off grade is included as Appendix G." **Note: Appendix G is not included in this report.**



"The diluted reserve cut-off grade for this year's document is 0.110 oz/ton gold. This replaces last year's diluted cut-off grade of 0.121 oz/ton gold. The change results from the semi-annual review of the cut-off grades. The review is conducted in light of the changing gold price, mining costs, etc, and includes models for both short range (2004) and long range planning purposes. This review is included as Appendix H." **Note: Appendix H is not included in this report.**

"The gold price and Canadian/United States exchange rate used to calculate the in-situ resource and the diluted reserve cut-off grades are set for the operation by head office in Toronto."

B. "All assays above 0.500 oz per ton gold were cut to 0.500 oz/ton gold for the Decembe,r 2000 Reserve Document and all subsequent documents. In all documents prior to December, 2000, all assays above 1.000 oz/ton gold were cut to 1.000 oz/ton gold. The cutting factor was lowered, as a result of a Grade Cutting Study conducted in 2000. This study included as appendix G in the December 31, 2000 document."

C. "The widths of the Dick and Ruttan zones below the 3000 level are calculated to a minimum true width of seven feet for calculating the geologic in-situ resources. The current equipment and mining methods used in these zones do not permit mining the ore zones any narrower, without significantly changing the economics. Where the ore has a true width less than seven feet, the geologist extrapolates the interpretation out to the minimum width using both the assay values and the geology to include the best material."

D. "A minimum true width of five feet is used for calculating the geological in-situ resources for mining above the 1780 level. We are able to use a 5 ft minimum because the use of smaller equipment in this area allows for the headings to be driven smaller than in the main areas of the mine. Where the ore is less than five feet, the geologist extrapolates the interpretation out to the minimum width using both the assay values and the geology to include the best material."

E. "The ore resource and reserve blocks are designed from extraction level to extraction level, based on the mining plan spacing at the time reserves were calculated. Since December, 2001 the blocks have been based on a level-to-level spacing of 50 vertical feet. The spacing of the levels may change over time as more knowledge of the orebody is gained. However the level spacing for the resource/reserve interpretation is only changed if the level spacing in the mining plans changed. For the 2004 document the spacing remained at 50 vertical feet between the levels throughout the mine."



F. "In the few cases where assay data is missing (typically in historic drill data), the missing assays were assigned a weighted average value comprised of the closest two or more values on either side. Use of the weighted average began with the 1998 document, as prior documents assigned a value of 0.00 oz/ton gold to missing assay data."

G. "A tonnage factor of 11.2 cubic feet per ton was utilized. INCO Gold initially calculated this value during their 1989 exploration program. The factor was confirmed by both an internal review and an external review (conducted by Lakefield Research) in 1997. These reviews were included as Appendix F in the 1997 Ore Reserve Document. Lakefield Research conducted another review in 2001 and the results confirmed that, the tonnage factor of 11.2 cubic feet per ton was still valid. The Lakefield review was included as Appendix K in the 2001 Ore Reserve Document."

H. "An estimated mine recoverability of either 80% (below the 3000 level) or 90% (above the 1780 level) was used for this document. This is the balance between the material left behind in addition to ore material gained and mined within the blocks. Previous documents used a recoverability of 90% throughout the mine. The estimated mine recoverability is determined as part of the semi-annual Mine Call Factor Study. See Appendix I for a copy of the latest Mine Call Factor Study." **Note: Appendix I is not included in this report.**

"The diluted reserves consist of the in-situ reserves plus the addition of either five feet (mineral reserves above the 1780 mining level) or seven feet (mineral reserves below the 3000 mining level) of graded material along the hangingwall of each zone. The hangingwall dilution is added after the in-situ resources are calculated to the five-foot or seven-foot minimum true width."

I. "Between the 2456 and 3000 levels the Ruttan zone underwent a 30° change in strike direction. As a result of the change in strike direction, the dip of the zone appeared to flatten on the sections because the drilling was no longer perpendicular to the strike direction of the ore zone. Until the change in strike direction was fully identified and understood it led to problems in estimating the reserves and resources in those areas of the Ruttan zone affected by the directional change."

"In order to maintain a greater accuracy when interpreting the mineral inventory both the Ruttan and Dick grids were used for the interpretation of some Ruttan levels above the 3000 level. Where both grids were used to interpret a level the Ruttan Grid was used for

interpreting the dominantly northwest trending portion and the Dick Grid was used for the remainder."

"Use of the two grids created a minor distortion in the reserves where the two grids coincided. This distortion led to a minor undervaluing or overvaluing of the resources in this area depending on the grid used. However the area of distortion was small and affected only two or three blocks per level."

"The use of the two grids was discontinued for the Ruttan zone interpretation below the 2986 level because the Ruttan Grid became obsolete for interpreting the main lens at this point and the Dick Grid was used. The Ruttan Grid remained in use to interpret the Ruttan Footwall Lens below the 2986 level as it continued to be orientated in the original strike direction of the Ruttan zone however, below the 3386 level the footwall lens was no longer economic and further use of the grid was discontinued."

J. "Below the 3480 level the mineralization on the western end of the Dick zone, close to the McLeod Road Thrust zault, changed strike direction towards the northwest and appears to parallel the fault."

"A second Dick Grid was created in the summer 2004 to cover the northwest trending portion of the Dick zone. The grid lines for this grid are oriented at 67° east of north. The new grid allows for the northwest trending portion of the Dick zone to be drilled and interpreted approximately perpendicular to its strike direction."

"In order to maintain a greater accuracy when interpreting the mineral inventory the new grid was used during the December 2004 sectional resource and reserve calculations of the northwest trending portion of the Dick zone."

"The eastern portion of the Dick zone continues to use the north-south orientated Dick zone (Main Mine) grid for the interpretation and sectional resource and reserve calculations."

"Where the two grids coincide at depth (3900 level) the use of the two grids creates a minor distortion in the resource and reserve calculations for the Dick zone. This distortion leads to a minor undervaluing or overvaluing of the resources in the affected area depending on the grid used in the estimations. However the area of distortion is small and only affects a couple of blocks per level so it does not unduly affect the overall estimations for the zone."

"Estimation Method for Geological Resources (By Mike Hodgson)"

"The geological resources tonnage and grade has been calculated using geostatistical methods within Gemcom mining software. The main steps of the geological estimation process are as follows:"

- Construct geological solid models.
- Composite drillhole samples into 3-foot intervals.
- Conduct basic statistics on both the raw and composite assay data sets.
- Conduct geostatistical analysis for gold.
- Generate three dimensional resource block models.
- Validate the resource block model with primary data.

"Geological Interpretation and Solid Generation"

"The three dimensional solids were generated for each of the ore zones, based on manual geological interpretation from hard copy plans and sections generated at 50 ft and 25 ft intervals respectively. The geology interpretation on each 25 ft spaced cross-section was digitized as a polyline or contour into Gemcom. Polylines for each section were then "tied together" and triangulated to form solid models."

"Data Manipulation"

"In order to estimate ore resources using geostatistical methods it is necessary to ensure that equal sample support is obtained, thereby reducing the effects of narrow unrepresentative values during the estimation process. One generally accepted approach is to composite samples. General statistics of sampled lengths within the mineralized zones indicated that a 3-ft composite was the most appropriate length to use."

"Composite Statistics"

"After compositing the original assays within the modeled zones to 3-foot intervals, sample statistics were undertaken to ensure the compositing process had not drastically affected the dataset. Equal weighted histograms and probability plots were generated to ensure similarity between both the original and composited data. When viewed, it was confirmed that the mean grades and shape of the distributions were generally the same, validating the use of composites. In addition, the statistical analysis also indicates possible unrepresentative upper values, which may require cutting. Each zone was studied and in general grade caps were applied at approximately the 99% population level."

"Geostatistics"

"The orebodies in the New Britannia Mine have the following strike and dip angles:"

Zone	Strike	Dip
Dick	120	40
Ruttan	120	40
Toots	120	40
Hogg	120	40

"Variograms were calculated along the strike, dip and perpendicular to each orebody, as well as omni-directionally, in an attempt to define spatial continuity of grade in one or more directions. As the zones are reasonably consistent and continuous, the variography analysis was not sub-divided. To further enhance possible grade trends, grade data from historical areas was also used as it provides greater density of grade data. The best results were obtained from variograms along strike, down plunge, and omni-directional. The worst variograms were those perpendicular to strike and dip. In view of these results, it was decided to use the down plunge variograms."

"Block Model Generation and Estimation"

"The main model properties may be seen in the table below. The block size was chosen to reflect the average sample spacing and the mining methods to be employed. Block model projects were set up for five zones; namely Dick, Ruttan, Toots (including Dick crown pillar), Upper Hogg/Ruttan, and Toots Crown (inc. 580'). The main three models were as follows:"

Block model parameters	TZ	RZ	DZ
Min X	34200	38800	36500
Max X	35500	39400	39000
Min Y	41200	45200	44500
Max Y	42700	46600	46500
Min Z	8200	5200	5500
Max Z	9000	6000	6500
Model Rotation	0	0	0
Number of Columns	220	134	300
Number of Rows	200	200	200
Number of levels	135	120	140
Column Width	15	15	15
Row Height	15	15	15
Level Height	15	15	15

"The variography showed that the spatial continuity of gold grades was strongest in a down plunge direction. Both a rock type and gold grade block model were generated, each with identical origin and dimensions. Only blocks that lie inside or part inside the modeled ore get assigned grades, using the ordinary kriging algorithm. Essentially the method uses known grades that also fall inside the modeled ore to assign an average grade to each block inside the solid. As each block is estimated, a search influence (ellipse) envelopes the block. Any grades that fall within the sphere are assigned a weighting factor, which is proportional to the distance of the known grade to the block in question. Obviously known grades nearer the block being estimated get a higher influence than more distant ones. The mean grade of the block is the weighted average of all the samples. Successive passes are made until all blocks inside the modeled ore are assigned grades, each pass being more lenient than the previous pass."

"The main interpolation properties for the Dick Zone were as follows:"

Interpolation					
Search parameters	Pass 1	Pass 2	Pass 3	Pass 4	Pass 5
Algorithm used	Ordinary Kriging	Ordinary Kriging	Ordinary Kriging	Ordinary Kriging	Ordinary Kriging
Orientation D1 minor (az/dip)	360°/-40°	360°/-40 °	360°/-40°	360°/-40°	360°/-40°
Orientation D2 major	90°/0°	90°/0°	90°/0°	90°/0°	90°/0°
Orientation D3 minor	360°/+50°	360°/+50°	360°/+50°	360°/+50°	360°/+50°
Range (D1xD2xD3) in feet	50x40x10	100x80x20	150x120x30	300x240x60	600x480x120
Max samples per hole	3	3	3	3	3
Min total samples	2	2	2	2	2
Max total samples	6	6	6	6	6
Grade capping (oz/ton)	0.65 oz/t	0.65 oz/t	0.65 oz/t	0.65 oz/t	0.65 oz/t
High grade transition	None	None	None	None	None
Restricted search	None	None	None	None	None

"Block Model Validation"

"The standard procedures for model validation consist of statistical and graphical checks."

"Statistical Validation"

"This validation technique consists of comparing the grade distribution of the composites against the grade distribution of estimated blocks. The mean values should be similar, while the variability of the blocks should be smaller than that of the composites due to the smoothing effect of kriging."

"Graphical Validation"

"Graphical validation consisted of plotting plans and sections showing drillhole composites and block estimates using the same colour codes. The solid contours were also included in these plots. Results of this validation indicated that there was good correlation between composite data and block estimates for all elements. No serious problems in the estimation process were detected."

"Drift analysis"

"This validation technique consists of dividing the orebody into slices in different directions. For each slice the mean composite grade is compared to the mean block grade. Thereafter, these trends are plotted in order to assess the smoothing caused by kriging."

"The main mineralized zones were sliced horizontally in order to obtain vertical trends. The mean composite grade was compared to the mean block grade for gold. Twenty five foot horizontal slices were used."

"In general, block and composite trends were similar, the former being somewhat smoother than the latter. Therefore, the kriging did not produce excessive smoothing."

"Reporting"

"On completion of the grade block model, the geology and block models were "sliced" into current and future mining levels, so that the tonnage and grade could be reported by level. This is undertaken in the volumetric reporting option in Gemcom."

The following information regarding the resource estimation for the No. 3 and the Birch zones are quoted from the December 2004 document.

"It is estimated that an inferred in-situ resource of 242,900 tons grading 0.207 ounces/ton gold remains at No. 3 Zone. The remaining resources occur in the crown pillar and below the 450 level (between the 500 and 1100 levels). The resources between the 500 and 1100 levels were estimated using the polygonal method and were originally reported in the December, 1995 document." These resources were reviewed for the December, 1997

document to bring these inferred resources in with the preliminary February, 1996 CIM categories and were further harmonized with the guidelines adopted by the CIM Council in August, 2000 during estimation of the December 31, 2001 resources and reserves.

"Prior to conducting future exploration work at the No. 3 Zone it would be appropriate to generate a new resource estimate using the sectional method to determine continuity of the mineralization and as a check against the original polygonal estimations."

"The exploration department estimated an inferred in-situ resource for the Birch zone in 1997, using the polygonal method. These resources have been carried over from the previous documents and have not been reviewed during the compilation of 2004 document. The in-situ inferred polygonal resource estimates for the Birch zone are included as Appendix F." **Note: Appendix F is not included in this report.** The Birch zone resources were reviewed and harmonized with the guidelines adopted by the CIM Council in August, 2000 during estimation of the December 31, 2001 resources and reserves.

"Originally the exploration department separated the Birch zone into two areas (Birch and Birch Deep). To avoid any confusion arising from the separation of the Birch zone resource estimations into two areas, the 1999 document combined the two areas under the heading "Birch zone". Combination of the two areas was conducted because any future study of the mining viability of the Birch zone would have to take into account all resources in order to assess the economic potential."

"Prior to conducting future exploration work on the Birch zone it would be appropriate to generate a new resource estimate using the sectional method to determine continuity of the mineralization and as a check against the original polygonal calculations."

18.0 OTHER RELEVANT DATA AND INFORMATION

All relevant data and information in regard to the NBM property are given in other sections of this report.

19.0 INTERPRETATION AND CONCLUSIONS

Along with the NBM property, Garson and Piper have acquired all pre-existing surface infrastructure in addition to the related technical records for the property. The existing infrastructure includes the office building, mechanical shops, hoist room, headframe and dry, in addition to the crushing and milling facilities.

A number of potential exploration targets, previously identified by the New Britannia geological staff, remain untested on the NBM property and within the surrounding area. The No. 3 zone, an existing inferred resource below the previously mined portion of the deposit, remains as an untested target with the greatest immediate potential to host further economic mineralization. Among the exploration targets are; the possibility that further areas of

economic mineralization may occur either laterally along the eastern strike of the Howe Sound fault, or at depth along the fault below the previously mined areas within the New Britannia mine. A summary of the exploration targets identified by Garson and Piper is provided in Table 19.1.

Table 19.1
NBM Property Exploration Targets

Area	Geology	Resource/Anomalies	Comments
New Britannia mine	The auriferous zones within the mine lie along a curvilinear shear (fault) zone named the Howe Sound fault however, in some literature this fault is also known as the Nor-Acme fault. One or more "slip planes" accompanied by a variety of altered mylonitic zones mark the location of the fault. The mylonitic zones (quartz-carbonate-mica) are predominantly less than 1 foot thick but can thicken locally to between 10 and 20 feet (3 m to 6 m). The gold bearing quartz carbonate rocks are almost always situated next to or astride the fault. The dip of the fault plane averages 45° but can vary from 25° to 80° locally. The common sulphide minerals in the ore body are arsenopyrite, pyrrhotite, and pyrite. Gold is predominately associated with the arsenopyrite and the affinity of gold for arsenopyrite appears to be structural with macroscopic gold, a very rare occurrence within the deposit.	Indicated Resource estimated by Kinross as of December 31, 2004.	More work is needed to evaluate the present economics of mining the remaining resources contained within the New Britannia mine. Investigate the possibility of drilling at depth within the mine. This would most likely involve the excavation of a new drill drift starting on the 3630 level of the existing mine in the hangingwall of the deposit.
No. 3 Zone	The gold bearing horizons in the No. 3 zone consist of silicified, quartz rich, shear zones containing arsenopyrite plus gold and occasionally free gold. The host rocks include brittle basalts and tuffs with varying amounts of quartz and carbonate.	Inferred resource estimated by the Kinross as of December 31, 2004.	Mined from surface down to the 450 ft level between 1995 and 1996. Access to the deposit is via a portal and ramp located approximately 1.5 km northwest of the New Britannia mill. Exploration potential to host economic mineralization below the 450 level remains untested.
Hudson Bay option	Contains the both the eastern and down dip extension of the Howe Sound fault along which the zones which constitute the New Britannia deposit are located.	No resources.	Mineral claims containing an untested potential to host mineral zones similar to the New Britannia mine along with the down dip potential of the New Britannia mine mineral zones. Exploration database obtained by New Britannia mine and High River needs to be compiled to identify exploration targets
Various Showings	Numerous showings which were previously tested or remain to be tested on the NBM property and in the Snow Lake area as mentioned by Buhlmann (2005) Birch zone, Bounter zone, Boundary zone, etc	Birch zone has an inferred resource of 627,000 tons at 0.129 oz/ton	Other untested zones or mineralized showings on the NBM property and in the Snow Lake area.

The above targets were identified by Garson and Piper.

Garson and Piper plan to conduct an aggressive, two-phase exploration program on the NBM beginning either during the fourth quarter of 2006 or first quarter of 2007. The program will be comprised of exploration drilling on the No. 3 zone deposit to determine the extent of the mineralization below the previous mining levels and below the current inferred resource as well as reviewing and compiling the information contained within the New Britannia mine

exploration files to identify other exploration targets on the NBM property and, later, in the surrounding Snow Lake region.

The first phase of the exploration program will focus on identifying the extent of the mineralization located at the No. 3 zone below the 1100 level, which is the lower limit of the inferred resources. Garson and Piper hope to establish the extent of the No 3 zone mineralization by conducting a diamond drilling program. The first phase will also review and compile the information contained in the exploration database regarding the exploration potential on the Hudson Bay option. An initial program of linecutting, geological mapping and sampling, and geophysical surveys, based on the database review will also be undertaken on the Hudson Bay option. Both the compilation and the surface exploration program will be conducted in order to generate drill targets, which will be drilled during the second phase of exploration. Total exploration expenditures for the first phase are estimated to be Cdn $2,500,000 with a further Cdn $400,000 for the final option payment on the Hudson Bay mineral claims and Cdn $50,000 for general claim maintenance. See Table 19.2 for a summary of Garson's and Piper's exploration budget for the NBM property. Figure 19.1 shows the extent of the existing drilling at No. 3 zone along with the exploration grid and proposed drill hole collar locations.

The second phase of the program will be based on the results obtained during the first drilling program at No. 3 zone and on the results of the review, compilation and surface exploration on the Hudson Bay option. The drilling conducted during this phase will be directed at following up on the results of the first phase drilling program on No. 3 zone and beginning to drill other potential target areas identified during the database review. During this phase Garson and Piper will conduct further exploration on the property and may begin the review, sampling and testing of the resource base at the New Britannia mine with a view to re-opening the former mining operations at the earliest possible date if the exploration programs should prove successful. The total estimated budget for the second phase of the exploration program is Cdn $6,900,000.

If the two year exploration program is completed as envisioned in the proposed budget, the expenditures on the NBM property will be approximately Cdn $9,800,000, including property expenditures of approximately Cdn $450,000. The timing of the exploration programs will be dependent on financing, permitting, the weather and availability of manpower and drilling equipment.

Table 19.2
Garson's and Piper's Proposed Exploration Budget (2 Years)

Category	Unit Cost (Cdn$)	Unit	Number of Units	Cost (Cdn$)
PROPERTY				
Claim maintenance	$50,000	once		$50,000
Purchase of Hudson Bay option	$400,000	one time		$400,000
Property Total:				**$450,000**
YEAR 1 PROGRAM				
COMPILATION (Hudson Bay option)				
Geology	$600	man/day	60	$36,000
Drafting	$250	man/day	30	$7,500
Transportation		1		$10,000
Accommodation				$3,000
Communication				$2,000
Compilation Subtotal:				**$58,500**
GROUND SURVEY (Hudson Bay option)				
Mapping-Reconnaissance	$400	man/day	120	$48,000
Accommodation	$125	day	120	$15,000
Re-habilitation Linecutting		1		$10,000
Geochemical survey	$25	samples	3,000	$75,000
Supervision	$500	man/day	40	$20,000
Drafting	$250	man/day	40	$10,000
Subtotal ground survey:				**$178,000**
1st YEAR DRILLING (No. 3 zone)				
Drilling	$110	metres	13,000	$1,430,000
Geology	$400	man/day	600	$240,000
Assaying	$25	samples	3,000	$45,000
Transportation		1		$50,000
Accommodation				$50,000
Supervision	$500	man/day	100	$50,000
Drafting	$250	man/day	50	$12,500
Rehabilitation of grid lines				$20,000
Rehabilitation of core shack at mine				$5,000
Access roads				$20,000
Subtotal drilling:				**$1,922,500**
Subtotal 1st Year Program:				**$2,159,000**
Administration 10%				$215,900
Miscellaneous 5%				$107,950
Total 1st Year Program				**$2,482,850**
YEAR 2 PROGRAM				
2nd YEAR DRILLING (No. 3 zone)				
Drilling	$110	metres	33,000	$3,410,000
Geology	$400	man/day	1,100	$440,000
Assaying	$25	samples	12,000	$300,000
Transportation		1		$50,000
Accommodation				$40,000
Supervision	$500	man/day	200	$100,000
Drafting	$250	man/day	100	$25,000
Core shack supplies				$20,000
Access roads				$50,000
Subtotal No. 3 zone drilling:				**$4,435,000**
2nd YEAR DRILLING (Hudson Bay option)				
Drilling	$110	metres	5,000	$550,000
Geology	$400	man/day	80	$32,000
Assaying	$25	samples	1,200	$30,000
Transportation		1		$10,000
Accommodation				$10,000



Category	Unit Cost (Cdn$)	Unit	Number of Units	Cost (Cdn$)
Supervision	$500	man/day	30	$15,000
Drafting	$250	man/day	30	$7,500
Core shack supplies				$2,000
Access roads				$20,000
Subtotal Hudson Bay option drilling:				**$676,500**
COMPILATION (NBM property)				
Geology	$600	man/day	60	$36,000
Drafting	$250	man/day	30	$7,500
Transportation		1		$10,000
Accommodation				$3,000
Communication				$2,000
Compilation subtotal:				**$58,500**
GROUND SURVEY (NBM property)				
Mapping-Reconnaissance	$400	man/day	120	$48,000
Accommodation	$125	day	120	$15,000
Linecutting				$25,000
Geophysical survey				$50,000
Geochemical survey	$25	samples	3,000	$75,000
Supervision	$500	man/day	40	$20,000
Drafting	$250	man/day	40	$10,000
Subtotal Ground Survey:				**$243,000**
ENVIRONMENTAL				
Impact studies				$80,000
METALLURGY				
Mine and secondary zones				$200,000
2nd YEAR DRILLING (New Britannia Mine)				
Drilling	$110	metres	2,000	$220,000
Geology	$400	man/day	40	$16,000
Assaying	$25	samples	600	$15,000
Transportation		1		$5,000
Accommodation				$5,000
Supervision	$500	man/day	20	$10,000
Drafting	$250	man/day	20	$5,000
Core shack supplies				$1,000
Access roads				$1,000
Subtotal New Britannia Mine Drilling:				**$278,000**
Subtotal 2nd Year Program:				**$5,971,000**
Administration 10%				$597,100
Miscellaneous 5%				$298,550
Total 2nd Year Program				**$6,866,650**
Property Total (2Years):				**$450,000**
Total 1st Year Program				**$2,482,850**
Total 2nd Year Program				**$6,866,650**
Total Program for Both Years:				**$9,799,,500**

Figure 19.1
No. 3 Zone Existing Drilling, Exploration Grid and Proposed Drill Hole Collar Locations

BIRCH ZONE
BIRCH ZONE
Mineral Lease MI-323
No. 3 ZONE
No. 3 ZONE
GRID NORTH
Legend
3 Zone Portal
3 Zone Grid
Historic Drill Holes
Proposed Drill Holes
Plan view of Historic and Proposed Diamond Drill Holes at 3 Zone
Drawn by: Kelly Mahoney
Scale NTS
Name : 3ZDHFig5
October 31, 2002

19.1 CONCLUSIONS

Having acquired the NBM property with its existing infrastructure and a modest resource base, Garson and Piper are in the favorable position of having also a property with potential to host other deposits of economic gold mineralization. The areas with the greatest potential for hosting further areas of economic mineralization other than the mine is the No. 3 zone and the extension of the Howe Sound fault on mineral claims which comprise the Hudson Bay option.

Insufficient exploration has been conducted on the No. 3 zone to determine the full extent of the mineralization laterally or at depth in the down-dip and plunge directions of the mineralization.

The NBM property should be considered as an advanced stage exploration property with respect to the possibility of expanding the existing resource base within the New Britannia mine, and as a mid-stage exploration property for the purposes of conducting exploration at the No. 3 zone and general surface exploration. Given the current positive outlook for gold prices, the NBM property has seen an enhancement in its economic potential since the previous operation was closed in 2004 due to mining conditions and economic considerations. It is Micon's opinion that Garson's and Piper's exploration program comprised of diamond drilling to extend the No. 3 zone resource and a general exploration program of compilation and analysis of the existing data followed by a focused exploration program to follow-up on any other targets on the property is both warranted and justified.

Micon has audited and reviewed of Kinross's December 2004 resource estimate and it is Micon's opinion that the estimate has been compiled in accordance with the CIM standards and definitions for resource estimates and that Garson, Pegasus and Piper can use this resource estimate as a basis for further exploration and economic evaluation of the NBM property.

20.0 RECOMMENDATIONS

The NBM property has the potential to yield significant gold mineralization. Micon agrees with the general direction of Garson's and Piper's proposed exploration program for the project and makes the following additional recommendations for the property.

1. Micon recommends that all information for No. 3 zone regarding the previous mining areas and exploration programs should be combined into one database and that it would be appropriate for Garson and Piper to generate new sectional views of the No. 3 zone deposit from this database. The combined database and the sectional views will be useful in determining the locations of their drill holes for the present program and when Garson and Piper undertake a new resource estimate based on the results of their drilling program.



2. Micon recommends that consideration be given to sending out representative samples of the various mineralized zones encountered in the No. 3 zone drilling for bulk density determinations as this will greatly assist in preparing any future resource estimate on the No. 3 zone deposit.

3. Micon recommends that Piper and Garson set up an appropriate QA/QC program for the JV and that the program be reviewed periodically to ensure that it remains relevant and up to date. The JV's QA/QC program should address all aspects of the exploration program from initial project investigation through drilling programs to preliminary resource estimation. The relevant portions of the QA/QC documentation should be added as an appendix to any future exploration reports.

Given the prospective nature of the NBM property and the continuing favorable world metal prices, it is Micon's opinion that the property is worthy of further exploration work.

Micon has reviewed the results of the previous exploration programs on the NBM property, and in light of the observations made in the Conclusions and Recommendations sections of this report, supports the concepts outlined by Garson and Piper for further exploration. It is Micon's opinion that the property merits further exploration and that the proposed exploration plans are properly conceived and justified.

MICON INTERNATIONAL LIMITED

"William J. Lewis"

William J. Lewis, B. Sc., P.Geo.
Senior Geologist
October 27, 2006

"Richard Gowans"

Richard Gowans, P.Eng.
Vice President
October 27, 2006

21.0 REFERENCES

Armsworthy, D. (2006), New Britannia Mine, Estimated Time to Flood Mine, email communication with William Lewis, 1 p.

Bailes, A.H., (1980), Geology of the File Lake Area, Manitoba Department of Energy and Mines, Mineral Resources Division, Geological Report 78-1, 56 p.

Bamburak, J.D., (1990), Metallic Mines and Mineral Deposits of Manitoba, Manitoba Energy and Mines Geological Services, Open File Report OF90-2, 105 p.

Beilhartz, D, (2006), Report on the Squall Lake Property, The Pas Mining Division, Snow Lake, report prepared for Garson Resources Ltd., 68 p.

Bharti Engineering, (1994), Mine Feasibility Study of the Snow Lake Project for TVX Gold Inc. and High River Gold Mines Ltd., 47 p.

Buhlmann, E., (2005), Snow Lake Evaluation Report, Snow Lake, Manitoba, report prepared for Kinross Gold Corporation, 53 p.

Carvey, G., (2002), Summary Report on the Squall Lake Property, The Pas Mining Division Snow Lake, Manitoba, report prepared for Mighty Beaut Minerals Inc. 49 p.

Danko, J.J., (1998), Mineral Lease (ML-323) Assessment Report NTS 63K/16 January 1,1997 to December 31, 1997, Volume 1 of 8, New Britannia Mine internal report. 58 p.

Danko, J.J., (1998), Mineral Lease (ML-61) Assessment Report NTS 63K/16 August 1,1994 to November 30, 1998, New Britannia Mine internal report. 14 p.

de Wet, J.P., (1951), The Nor-Acme Gold Mine Snow Lake, Manitoba, Reprint of a article in the March 1951 Precambrian Journal, 4 p.

Eckstrand, O.R., (1984), Canadian Mineral Deposit Types: A Geological Synopsis, Geological Survey of Canada Economic Geology Report 36, 86 p.

Eckstrand, O.R., (1995), Geology of Canadian Mineral Deposit Types, Geological Survey of Canada Geology of Canada No. 8, 640 p.

Fedikow, M.A.F. et al, (1989), Mineral Deposits and Occurrences in the File Lake Area, NTS 63K/16, Manitoba Energy and Mines Geological Services, Mineral Deposit Series Report No. 5, 277 p.

Fedikow, M.A.F. et al, (1993), Mineral Deposits and Occurrences in the Wekusko Lake Area, NTS 63J/13, Manitoba Energy and Mines Geological Services, Mineral Deposit Series Report No. 14, 460 p.

Froese, E. and Moore, J.M., (1980), Metamorphism in the Snow Lake area, Manitoba, Geological Survey of Canada, Paper 78-27, 16 p.

Gordon, T.M. and Gail, Q., (1982), Metamorphism in the Crowduck Bay area, Manitoba, Current Research, Part A, Geological Survey of Canada, Paper 82-1A, 197-201 p.

Harrison, J.M., (1949), Geology and Mineral Deposits of File-Tramping Lakes Area, Manitoba, Geological Survey of Canada Memoir 250, 92 p.

Hogg, N., (1957), Nor-Acme Mine, Structural Geology of Canadian Ore Deposits Volume II, 6th Commonwealth Mining and Metallurgical Congress, 130–138 p.

Jones, R., (2002), Analytical Procedures, New Britannia Mine Assay Lab, internal report New Britannia mine, 60 p.

Kilpatrick, R. et al., (1997), Ore Reserve Document, New Britannia Mine, Snow Lake, Manitoba, Canada, January 1997, 8 p.

Lakefield Research, (2001), An Investigation of Hardness, Density and Assay Determination on an Ore Sample submitted by New Britannia Mining Company, LR10231-001 – Progress Report 1, 6 p.

Lewis, W.J., (1998), Report of 1996 – 1998 Underground Diamond Drilling and Ore Reserves Located on the Mineral Claims Adjacent to Mineral Lease ML-61 for the purpose of Incorporating the Claims into the existing Mineral Lease, NTS: 63K/16, 11 p

Lewis, W.J. et al., (1998), Ore Reserve Document, New Britannia Mine, December 31, 1997, Volume I Report, 10 p.

Lewis, W.J. et al., (1999), Ore Reserve Document, New Britannia Mine, December 31, 1998, Volume I Report, 14 p.

Lewis, W.J. et al., (2000), Ore Reserve Document, New Britannia Mine, December 31, 1999, Report & Figures, 12 p.

Lewis, W.J. et al., (2001), Ore Reserve Document, New Britannia Mine, December 31, 2000, Report & Figures, 14 p.

Lewis, W.J. et al., (2002), Ore Reserve Document, New Britannia Mine, December 31, 2001, Report & Figures, 17 p.

Lewis, W.J. and Guiboche, E., (2002), New Britannia Mine, Hudson Bay Option, Assessment Report for the 2002 Surface Diamond Drilling Program on the Bud 1 (P6557B) Mineral Claim, MEAP Project No 011101-01, 15 p.

Lewis, W.J. and Guiboche, E., (2002), New Britannia Mine, Assessment Report for the 2002 Surface Diamond Drilling Program, Mineral Lease ML-61, 15 p.

Lewis, W.J. and Mahoney, K., (2002), Application for MEAP Funding, 2002 Second Offering Report on 3 Zone Mineral Lease ML-323, 7 p.

Lewis, W.J., (2003), New Britannia Mine, Hudson Bay Option, Assessment Report for the 2003 Underground Exploration Diamond Drill Drifting Program on the Bud 12455 (CB12455) Mineral Claims, 7 p

Lewis, W.J. and Guiboche, E., (2003), New Britannia Mine, Hudson Bay Option, Assessment Report for the 2002/2003 Underground Diamond Drilling Program on the Bud Mineral Claims and ML-61, Volume I Report, MEAP Project No 021101-30, 17 p.

Lewis, W.J., (2003), New Britannia Mine, Hudson Bay Option, Assessment Report for the 2003 Underground Exploration Diamond Drill Drifting Program on the Bud 12455 & Bud 12456 Mineral Claims, 11 p

Lewis, W.J. and Guiboche, E., (2003), New Britannia Mine, Hudson Bay Option, Assessment Report for the 2003 Underground Diamond Drilling Program on the Bud Mineral Claims, Volume I Report & Figures, MEAP Project No 030401-25, 22 p.

Lewis, W.J. et al., (2003), Mineral Inventory Document Mineral Resources and Reserves, New Britannia Mine, December 31, 2002, Volume I Report, 29 p.

Lewis, W.J. et al., (2004), Mineral Inventory Document Mineral Resources and Reserves, New Britannia Mine, December 31, 2003, Volume I Report, 30 p.

Lewis, W.J. et al., (2005), Mineral Inventory Document Mineral Resources and Reserves, New Britannia Mine, December 31, 2004, Volume I Report, 30 p.

Lewis, W.J., (2005), New Britannia Mine, Assessment Report for the 2004 Underground Diamond Drilling Program on Mineral Lease ML-61 and the Bud 12593 Mineral Claim, 24 p

Lewis, W.J., (2005), New Britannia Mine, Assessment Report for the 2004 Underground Exploration Diamond Drill Drifting Program on Mineral Lease ML-61, 11 p

Lindgren, W., (1993), Mineral Deposits, Mesothermal and Hypothermal Deposits, 529 - 694 p

Lipsey G.C. et al, (1957), Blasthole Stoping at Snow Lake, Britannia Mining and Smelting Company Limited, Mining in Canada, 6th Commonwealth Mining and Metallurgical Congress, 262 – 275 p.

Manitoba Government, (2006), Town of Snow Lake Community profile, Manitoba Government Community Profiles Website, URL: http://www.communityprofiles.mb.ca

Merber, D., (1995), # 3 Zone Geology, New Britannia Mine, Internal Report, 1 p.

Mosher, D., (1993), The Nor-Acme Gold Deposit Past, Present and Future November 22, 1993, 1993 Manitoba Mining, Minerals and Petroleum Convention Notes, 5 p.

Parres, J.R.B., and Jackson, M., (2005), The Nor-Acme Gold Mine Story, From Gold Showing to Gold Flowing, 292 p.

Price, D., (1977), Flin Flon, Snow Lake geology, Canadian Institute of Mining and metallurgy field trip guidebook, Hudson bay mining and Smelting Co. Ltd., Flin Flon, Manitoba, 55 p.

Richardson D.J. and Ostry G. (revised by Weber, W. and Fogwill, D.), (1996), Gold Deposits of Manitoba, Ministry of Manitoba Energy and Mines Economic Geology Report ER86-1, 114 p.

Russell, G.A., (1957), Structural studies of the Snow Lake- Herb Lake area, Manitoba Mines Branch, Publication 55-3, 33 p.

Shanks, R.J. and Bailes, A.H., (1977), "Missi Group" rocks, Wekusko Lake area, Manitoba Minerals Resources Division, 1977 Report of Field Activities Report GS-16, 83-87 p.

Stauffer, M.R., (1974), Geology of the Flin Flon area, A new look at the Sunless City, Geoscience Canada, v. 1, 30-30 p.

Stockwell, C. H., (1937), Gold Deposits of Herb Lake Area, Northern Manitoba, Geological Survey of Canada Memoir 208, 46 p.

Taylor, C., (1989), project Review and Recommendations for the Snow Lake Mines Ltd. Snow lake Property, LynnGold Resources Inc. internal report, 5 p.

Walford, P.C. and Franklin, J.M., (1982), The Anderson Lake Mine, Snow Lake, Manitoba, Precambrian Sulphide Deposits (R.W. Hutchinson, C.D. Spence and J.M. Franklin, eds.), GeologicalAssociation of Canada, Special Paper 25, 481-523 p.



CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the author of this report on certain mineral properties of Garson Resources Ltd., Pegasus Mines Ltd. and Piper Capital Inc., in the province of Manitoba, Canada, I, William J. Lewis do hereby certify that:

1) I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2) I hold the following academic qualifications:

   B.Sc. (Geology) University of British Columbia 1985

3) I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

   - Association of Professional Geoscientists of British Columbia (Membership # 20333).
   - Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450).
   - The Geological Association of Canada (Associate Member # A5975).
   - The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758).

4) I have worked as a geologist in the minerals industry for 21 years;

5) I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6) I did not visit the NBM property during the Micon site visit, however prior to joining Micon in April 2005, as a Senior Geologist, I was employed at the New Britannia mine as the Senior/Chief Geologist from 1997 to placement of the mine on care and maintenance in January 2005;

7) As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8) I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

9) This certificate applies to the technical report dated October 27, 2006 and entitled "N 43-101 Technical Report on the New Britannia Mine Property and Review of the Mineral Resource Estimate Snow Lake, Manitoba NTS: 63K/16 NE".

10) I am responsible for the preparation of all sections of this technical report except for Sections 14.1 and 16.0;

11) I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 27th day of October, 2006

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.



CERTIFICATE OF AUTHOR
RICHARD M. GOWANS

As the author of this report on certain mineral properties of Garson Resources Ltd., Pegasus Mines Ltd. and Piper Capital Inc., in the province of Manitoba, Canada, I, Richard M. Gowans do hereby certify that:

1. I am employed as a Vice President and Senior Metallurgist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel (416) 362-5135 , fax (416) 362-5763;

2. This certificate applies to the technical report titled "N 43-101 Technical Report on the New Britannia Mine Property and Review of the Mineral Resource Estimate Snow Lake, Manitoba NTS: 63K/16 NE" dated October 27, 2006;

3. I hold the following academic qualifications:

   B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980.

4. I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

5. I have worked as a metallurgist in the minerals industry for over 25 years;

6. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and gold processing plants;

7. I visited the property on October 12, 2006.

8. I am responsible for Sections 14.1 and 16.0 of the report;

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10. I have read NI-43-101 and I consider that this report has been prepared in compliance with the instrument.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

    Dated this 27th day of October, 2006

    "*Richard M. Gowans*"

    Richard M. Gowans P.Eng.

Form 52-109F2 *Certification of Interim Filings*

I ***Ed Stringer, President***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Garson Resources Ltd.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 7, 2006

Ed Stringer
President

Form 52-109F2 *Certification of Interim Filings*

I ***Adrian Rothwell, Chief Financial Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Garson Resources Ltd.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 7, 2006

Adrian Rothwell
Chief Financial Officer

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the quarter ended June 30, 2006 ("Q2 2006"). Unless otherwise stated, information is current to June 30, 2006, and all amounts are stated in Canadian dollars. Additional information relating to the Company may be found elsewhere in this prospectus.

Introduction

This discussion and analysis of the operating results, cash flows and financial position of Garson Resources Ltd. (the "Company or Garson") should be read in conjunction with the unaudited Interim Financial Statements of the Company for the six months ended June 30, 2006 and 2005, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The consolidated financial statements of MBMI (including its subsidiary Tri-Energy, now referred to as Garson) for previous financial periods can be found on SEDAR and at the MBMI website www.mbmiresources.com.

This discussion and analysis may contain forward-looking statements about the Company's future prospects. The Company provides no assurance that actual results will meet management's expectations.

Description of Business

The Company is engaged in the acquisition, exploration and development of mineral properties, in Canada. Success is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining an interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate losses and negative cash flows from operations.

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd (the "Tri-Energy Group"). In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse as it was determined to separate the Canadian Gold Projects from the Philippine Nickel Projects by taking the Company public in an initial public offering. As part of the transaction, MBMI's share interest in Garson would be distributed to the MBMI shareholders by way of a dividend.

The dividend will be distributed on a pro rata basis of one share in Garson for every ten shares held in MBMI. The transaction is subject to approval by the regulatory authorities and specifically the approval of a prospectus qualifying MBMI's proposed dividend distribution.

Overall Performance

The majority of exploration costs prior to October 2005 and administrative costs were paid by MBMI. Direct costs have been recognized by Garson, but no indirect overhead costs were allocated. Hence, general and administrative expenses in prior years are not comparable to the period post October 2005.

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at June 30, 2006, unspent cash proceeds from flow-through shares was $542,700 (December 31, 2005 $547,700). As at June 30, 2006 the company had $700,000 of its cash invested in short term GICs earning interest at 3.3%. The GICs are held in $100,000 Units redeemable without penalty at any time.

Selected Financial Information

Total income for the six-month period, consisting of Interest and Other Income, was $2,484 (year ended December 31, 2005: $21).

At June 30, 2006, Garson had an accumulated deficit of $286,023 (December 31, 2005: $127,711), an increase of $158,312. The net loss for the six months ended June 30, 2006 was $158,312 (six months ended June 30, 2005: $2,505) which translates into a loss per share for the quarter of $0.01. The increase in expenditures over the equivalent period in 2005 reflects the relative inactivity of the Company until late 2005. Current results are due to exploration and administrative activities associated with the exploration of the Company's three Canadian gold properties (below) and general management of the Company.

Garson has total assets of $1,121,019, and no long-term financial liabilities, except for a future income tax liability of $258,214 representing the taxable temporary difference between the tax and accounting book values of our mineral properties and deferred exploration costs. Assets consist largely of cash and cash equivalents resulting from unspent private placement funds (below) and investment proceeds.

Garson has not paid dividends in the past and does not anticipate paying dividends in the near future. We expect to retain any earnings we generate to finance future growth.

Results of Operations

Quarter Ended June 30, 2006

During the quarter ended June 30, 2006, the Company incurred expenses of $56,487 (2005 $1,886) and include: administration $21,000, filing fees $11,595, rent $1,500, office and miscellaneous fees of $3,333, legal fees of $12,864, travel expenses $545, and wages and salaries $5,650.

The Company will be carrying out a drilling and exploration program on the Squall Lake property which is anticipated to be completed by late 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Yearly Results	Net Loss	Loss per share	Total Assets	Long term Liabilities
Six-month period ended June 30, 2006	**$158,312**	**$0.01**	**$1,121,019**	**$258,214**
Year ended December 31, 2005	**$116,752**	**$0.01**	**$1,157,768**	**$258,214**
Year ended December 31, 2004 *(unaudited)*	**$7,000**	**$0.00**	**$264,204**	**$68,705**

Summary of Quarterly Results

Quarterly Results	Q-1	Q-2	Q-3	Q-4	*Year
2006					
Net loss	**$101,828**	**$56,484**	**$ -**	**$ -**	**$158,312**
Loss per share	$0.01	$0.00	$ -	$ -	$0.01
2005					
Net loss	**$619**	**$1,885**	**$13,952**	**$100,296**	**$116,752**
Loss per share	$0.00	$0.00	$0.00	$0.01	$0.01
2004					
Net Loss	**$0**	**$0**	**$0**	**$7,000**	**$7,000**
Loss per share	$0.00	$0.00	$0.00	$0.00	$0.00

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter.

As an exploration and development company, the Company does not have net sales or total revenues. During the quarter, the Company did not raise funds through the issuance of common shares nor through its investing activities. During the quarter the accumulated deficit in the exploration stage increased from $229,539 to $286,023, reflecting the $56,484 loss during the second quarter of 2006.

Liquidity and Capital Resources

Since incorporation, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds for ongoing exploration work on the Properties, as well as to meet its ongoing day-to-day operating requirements and will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether

debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

At June 30, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $286,023. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

During the period November 2005 to March 31 2006, the Company completed four financial transactions for gross proceeds of $1,040,200. The Company has a total of 19,250,674 common shares issued and outstanding at June 30, 2006.

As at June 30, 2006, the Company has total cash and cash equivalents of $904,162, receivables of $4,206 and marketable securities of $11,250 (market value of $16,500). A total of $542,700 cash and cash equivalents are restricted for qualified exploration relating to Canadian properties.

The Company does not have any other commitments for material capital expenditures over both the near or long term and none are presently contemplated other than as disclosed above and/or over normal operating requirements.

Mineral Projects

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. Details of these mineral properties and deferred exploration costs, and recorded amounts and balances outstanding at the end of the fiscal period are identified in Note 3 of the Financial Statements. Other than the McMillan Gold Mine property, no work has been completed on the Companies other two projects during the period.

McMillan Gold Mine Property

Management was successful in optioning the McMillan property to Young- Shannon Gold Mines, Limited in November, 2004. Young-Shannon has the option to earn a 50% interest in the McMillan property over a three year period (commenced October 2004) for staged payments of $75,000 in cash (paid $30,000 to date, $15,000 of which was paid to MBMI in 2004) and 650,000 common shares (300,000 issued to date, of which initial 150,000 was issued to MBMI in 2004) plus a three year work commitment of $900,000 (approximately $250,000 spent to date). Young-Shannon has the option to increase its interest to 60% by issuing an additional 250,000 common shares and spending $400,000 more on the property.

Three diamond drill holes, MM-05-11, MM-05-12, and MM-05-13 totalling 691 metres (2,266 ft.) were completed, and results reported by property option holder, Young-Shannon Gold Mines, Limited (Young-Shannon) during the quarter end, June 30.

Assay results from drill core in hole MM-05-13 showed that a zone was intersected which averaged down hole grades and widths of 7.21 g/t gold over 21.3 metres including sections of 8.12 g/t gold over 4.60 metres, and 14.96 g/t gold over 8.60 metres, including 22.65 g/t gold over 4.70 metres, 27.72 g/t gold over 3.10 metres, and 35.70 g/t gold over 2.10 metres.

Diamond drill hole MM-05-13 was collared 40 metres east of drill hole MM-05-05, completed during the winter drilling campaign of 2005. It was selected to test a down-hole IP (Induced Polarization), off-hole (from MM-05-05) geophysical response identified from the geophysical program completed during the latter part of 2005.
This zone, combined with the high grade gold intersected in previously completed diamond drill holes MM-05-05 along strike to the west, and MM-05-06 along strike to the east, defines a strike length of high grade gold mineralization of at least 400 ft. (122 m), which remains open in all directions.

A campaign of geophysics and diamond drilling is being planned by Young-Shannon to continue to define the high grade gold zone.

Operating Activities

The Company recorded a net loss for the quarter ending June 30, 2006 of $56,484 ($0.00 per share), compared with $1,886 in 2005 ($0.00 per share).

Legal expenses ($12,864) for the three-month period ended June 30, 2006 have increased over the equivalent period in 2005 ($340) due to the preparation and filing of the preliminary prospectus of the Company in May 2006.

Administration fees of $21,000 (2005: $Nil) for the quarter relate to ongoing management of the Company (see Related Party Transactions below).

Filing fees of $11,595 (2005: $Nil) were incurred on the filing of the initial public offering of the Company's common shares.

The increase in office and miscellaneous costs to $3,333 (2005: $1,546), travel to $545 (2005: $Nil) and wages and salaries to $5,650 (2005: $Nil) is a result of the initiation of business activities of the Company.

Office rent of $1,500 was paid to a related party (see Related Party Transactions) versus $Nil in the equivalent prior period due to the commencement of a rental contract on February 1, 2006.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, marketable securities, accounts payable and accrued liabilities, and amounts payable to a related party. Unless otherwise noted in the Consolidated Financial Statements, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties during the quarter ended June 30, 2006 were $5,000 (2005: $6,870). Net expenditures consist of $5,000 paid for geological consulting in respect of the Copper Prince Property.

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc. "Piper", which grants Piper an option to acquire up to a 60% interest in the Copper Prince property. The Agreement received TSX approval on July 17, 2006. Under the terms of the Agreement, in order to earn the initial 50% interest in the property Piper must pay $75,000 (of which the Company has received the first year's payment of $10,000), issue a total of 650,000 shares (of which 150,000 have now been received) and incur $700,000 in property expenditures by the third anniversary date. Piper may acquire an additional 10% interest in the Copper Prince property in the following 12-month period by incurring an additional $500,000 in property expenditures and issuing an additional 250,000 shares.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in the Financial Statements. The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Other critical accounting estimates include stock based compensation and asset retirement obligations. The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model. Compensation expense of unvested options is re-measured on each balance sheet date and amortized over the term of the options.

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

To date, the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Certain directors of the Company are partners or principals of other businesses which have provided professional services to the Company during the last completed financial year, and for which the Company has made certain payments. During the quarter ended June 30, 2006, the following is a description of the transactions. There were no further related party transactions in the previous fiscal years:

1. By way of a Consulting Agreement between Garson Resources Ltd. and Ed Stringer, dated January 1, 2006, Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

2. By way of a Consulting Agreement between Garson Resources Ltd. and Pacific Capital Advisors Inc., a company for which David Tafel is principal, dated January 1, 2006, David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

3. By way of a Consulting Agreement between Garson Resources Ltd. and David Constable dated January 1, 2006, David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President Corporate Development.

4. Kenneth Cawkell is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which has provided legal services to the Company, for which Kenneth Cawkell and/or his firm charged the Company $11,182 (2005: $Nil), which includes taxes and disbursements.

5. Paid office rent to MBMI Resources Inc. of $1,500 (2005: $Nil).

Details of these related party transactions, the recorded amounts, terms of and balances outstanding at the end of the fiscal period are identified in Note 5 of the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at June 30, 2006, there were 19,250,674 common shares outstanding. In 2006, the Company's shareholders adopted its 2006 stock option plan. As at June 30, 2006, there were no stock options and no warrants outstanding.

Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business.

The Company's financial success is subject to, among other things, fluctuations in metal prices which may affect current or future operating results and may affect the economic value of its mineral resources.

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

The Company's ability to obtain financing to explore for mineral deposits and to continue the exploration and development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

The Company operates in a competitive industry and competes with other more established companies, who may have greater financial resources.

The Company is in the business of exploring and developing natural resource properties, which is a highly speculative endeavour. The Canadian properties are in the exploration stage and without a known body of ore. There is no guarantee that ore will be found or that, if it is found, it will be found in commercially mineable quantities.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which it has an interest.

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on operations.

The Company has not paid dividends in the past and does not expect to do so in the near future.



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 8, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: Garson Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Extraordinary General Meeting
2. CUSIP/Class of Security entitled to receive notification : 366626109/CA3666261092/COMMON
3. CUSIP/Class of Security entitled to vote : 366626109/CA3666261092/COMMON
4. Record Date for Notice : 03 Nov 2006
5. Record date for Voting : 03 Nov 2006
6. Beneficial Ownership determination date : 03 Nov 2006
7. Meeting Date : **CANCELLED**
8. Meeting Location : Vancouver, BC

Sincerely,

Brian Kim
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Garson Resources Ltd.
322 – 470 Granville Street
Vancouver, B.C. V6C 1V5

Item 2 Date of Material Change

Date of the material change: October 10, 2006

Item 3 News Release

The Company issued a news release, dated October 10, 2006, which was disseminated by CCN Matthews.

Item 4 Summary of Material Change

Piper Capital Inc. and Garson Resources Ltd. ("Garson") reported that they have entered into a definitive purchase agreement with Kinross Gold Corporation ("Kinross") and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd ("High River") to acquire a 100% interest in the New Britannia Mine and mill ("NBM") located in Snow Lake, Manitoba. The Issuer's Board of Directors has approved the transaction which is subject to, among other things, receipt of regulatory approvals, completion of financing and completion of a satisfactory 43-101 property report.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 Executive Officer

David G. Tafel - VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Item 9 Date of Report

October 10, 2006



Kenneth A. Cawkell
Tel: (604) 684-3323 x 232
Fax: (604) 684-3350
Website: www.cawkell.com
Email: kcawkell@cawkell.com

October 5, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
CNQ - Canadian Quotation and Trading System

Dear Sirs:

RE: GARSON RESOURCES LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type:	Extraordinary General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	366626109
4.	Record Date:	Friday, November 3, 2006
5.	Meeting Date:	Tuesday, December 5, 2006
6.	Meeting Location:	Vancouver, B.C.

Yours truly,

CAWKELL BRODIE GLAISTER LLP

Per: *"Kenneth A. Cawkell"*

Kenneth A. Cawkell

1260 - 1188 WEST GEORGIA STREET VANCOUVER, B.C., CANADA, V6E 4A2
All partners are law corporations

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Garson Resources Ltd.
322 – 470 Granville Street
Vancouver, B.C. V6C 1V5

Item 2 Date of Material Change

Date of the material change: September 25, 2006

Item 3 News Release

The Company issued a news release, dated September 25, 2006, which was disseminated by CCN Matthews.

Item 4 Summary of Material Change

MBMI Resources Inc. (MBR:TSXV) ("MBMI") and GARSON Resources Ltd. ("Garson") reported that common shares of Garson have now been distributed by MBMI to MBMI's shareholders by way of stock dividend to holders of record as at January 6, 2006, as originally announced December 23, 2005.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 Executive Officer

David G. Tafel - CFO and VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Item 9 Date of Report

September 25, 2006



Garson Resources Ltd.

(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Financial Statements
For the nine-month periods ended September 30, 2006 and 2005
(Unaudited)

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

Interim Financial Statements
For the nine-month periods ended September 30, 2006 and 2005
(Unaudited)

Contents

Interim Financial Statements

Notice from Management

To the Shareholders of
Garson Resources Ltd.
(An Exploration Stage Company)

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3) (a), we report that the accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Ed Stringer"

President and Chief Executive Officer

"Adrian Rothwell, CA"

Chief Financial Officer

Vancouver, British Columbia
November 7, 2006

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Balance Sheet
(Unaudited)

As at September 30		2006		December 31, 2005 (Audited)
Assets				
Current assets				
Cash and cash equivalents (Note 1)	$	681,997	$	878,181
Receivables		5,872		3,144
Marketable securities (Note 2)		48,750		11,250
Prepaid expenses		1,191		-
		737,810		892,575
Mineral properties and deferred exploration costs (Note 3)		258,203		265,193
Property, plant and equipment (Note 4)		3,701		-
	$	999,714	$	1,157,768
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	42,364	$	39,410
Payable to related party (Note 5(b))		5,232		-
		47,596		39,410
Future income tax liability		258,214		258,214
		305,810		297,624
Shareholders' Equity				
Common shares (Note 6)		849,285		835,285
Contributed surplus		211,320		211,320
Subscriptions receivable		-		(58,750)
Deficit accumulated in the exploration stage		(366,701)		(127,711)
		693,904		860,144
	$	999,714	$	1,157,768

Approved by the Board:

"Ed Stringer" Director "David Tafel" Director

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(Unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2006	2005	**2006**	2005
General and administrative expenses				
Accounting	**$ 20,187**	$ -	**$ 63,588**	$ -
Administration (Note 5(a))	**21,000**	-	**63,000**	-
Consulting	**-**	10,293	**5,000**	10,293
Filing fees	**12,580**	-	**26,655**	-
Interest	**184**	-	**244**	-
Legal (Note 5(b))	**3,000**	(340)	**40,607**	-
Office and miscellaneous	**15,421**	-	**20,613**	2,165
Rent (Note 5(b))	**2,507**	-	**5,007**	-
Travel	**142**	-	**2,953**	-
Wages and salaries	**6,950**	-	**15,100**	-
	(81,971)	(9,953)	**(242,767)**	(12,458)
Other income				
Interest	**1,293**	1	**3,698**	1
Other income	**-**	-	**79**	-
Net loss for the period	**(80,678)**	(9,952)	**(238,990)**	(12,457)
Deficit accumulated in the exploration stage, beginning of period	**(286,023)**	(13,464)	**(127,711)**	(10,959)
Deficit accumulated in the exploration stage, end of period	**$ (366,701)**	$ (23,416)	**$ (366,701)**	$ (23,416)
Loss per share – basic and diluted	**$ (0.00)**	$ (0.00)	**$ (0.01)**	$ (0.00)
Weighted average shares outstanding	**19,250,674**	10,000,500	**19,183,458**	10,000,500

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Mineral Properties and Deferred Exploration Costs
(Unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2006	2005	**2006**	2005
Mineral property costs				
Option payments received (Note 3)	**$ (37,500)**	$ -	**$ (47,500)**	$ -
Exploration and development costs				
Drilling	-	-	-	13,897
Assays, sampling and metallurgical test fees	-	80	-	4,098
Consulting (Note 5(b))	**20,879**	-	**20,879**	-
Geological consulting	**4,064**	-	**9,064**	619
Labour	**5,250**	-	**5,250**	-
Rental (Note 5(b))	**4,500**	-	**4,500**	-
Other	**817**	150	**817**	2,951
	35,510	230	**40,510**	21,565
	(1,990)	230	**(6,990)**	21,565
Mineral properties and deferred exploration costs, beginning of period	**260,193**	285,539	**265,193**	264,204
Mineral properties and deferred exploration costs, end of period	**$ 258,203**	$ 285,769	**$ 258,203**	$ 285,769

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2006	2005	**2006**	2005
Cash flows used in operating activities				
Cash paid to employees and suppliers	**$(121,849)**	$ (10,984)	**$(259,256)**	$ (13,118)
Interest paid	**(184)**	-	**(244)**	-
Interest and other receipts	**1,293**	-	**3,777**	-
	(120,740)	(10,984)	**(255,723)**	(13,118)
Cash flows provided by financing activities				
Net proceeds from issuance of common shares and share subscriptions	**-**	190,000	**93,750**	190,000
Advances from (to) shareholder	**-**	230	**-**	23,699
	-	190,230	**93,750**	213,699
Cash flows provided by (used in) investing activities				
Cash received from option payments	**-**	-	**10,000**	-
Expenditures and advances on mineral properties	**(35,510)**	(230)	**(40,510)**	(21,565)
Expenditures on property, plant and equipment	**(2,674)**	-	**(3,701)**	-
	(38,184)	(230)	**(34,211)**	(21,565)
Increase (Decrease) in cash	**(158,924)**	179,016	**(196,184)**	179,016
Cash, beginning of period	**840,921**	-	**878,181**	-
Cash, end of period	**$ 681,997**	$ 179,016	**$ 681,997**	$ 179,016

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Interim Financial Statements

The interim financial statements of Garson Resources Ltd. are the responsibility of the Company's management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 *"Interim Financial Statements"*, and may not include all disclosures required in annual financial statements. These statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

At September 30, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $366,701. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The comparative financial statements of the Company for the nine-month period ended September 30, 2005 consist of the consolidated financial statements of the Tri Energy Group. All intercompany balances and transactions were eliminated on consolidation.

1. Cash and Cash Equivalents

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at September 30, 2006, unspent cash proceeds from flow-through shares was $507,190 (December 31, 2005 $547,700.).

As at September 30, the Company had $600,000 of its cash invested in short term GICs earning interest at 3.3% per annum. The GIC's can be redeemed prior to maturity without penalty.

2. Marketable Securities

	2006	December 31, 2005
Young-Shannon Gold Mines Ltd.	$ 11,250	$ 11,250
Piper Capital Inc.	37,500	-
	$ 48,750	$ 11,250

At September 30, 2006, the market value of the investment in Young-Shannon Gold Mines Ltd. was $21,750 (150,000 common shares) (December 31, 2005 $15,000, 150,000 common shares) and Piper Capital Inc. was $45,000 (150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

3. Mineral Properties and Deferred Exploration Costs

	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2005	$ 65,711	$ 104,813	$ 93,680	$ 264,204
Option payments received	-	(26,276)	-	(26,276)
Exploration and development costs	-	916	26,349	27,265
Balance – December 31, 2005 (audited)	65,711	79,453	120,029	265,193
Option payments received	-	-	(47,500)	(47,500)
Exploration and development costs	35,510	-	5,000	40,510
Balance – September 30, 2006 (unaudited)	**$ 101,221**	**$ 79,453**	**$ 77,529**	**$ 258,203**

Canadian Mine Assets - New Britannia Mine

As at September 29, 2006, the Company and Piper Capital Inc. have entered into a definitive purchase agreement with Kinross Gold Corporation and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd. to acquire a 100% interest in the New Britannia Mine and mill ("NBM") located in Snow Lake, Manitoba. It is anticipated that the Company will enter into a joint venture agreement with Piper to operate the NBM whereby the Company will maintain a 40% interest in the joint venture.

3. Mineral Properties and Deferred Exploration Costs - continued

The Company will issue an equivalent of 19.9% of its fully diluted share capital at closing to Kinross (not yet completed). The Company (as to 40%) and Piper (as to 60%) will also have to post $1.9m in financial assurances with the Government of Manitoba and a $3.9m letter of credit to Kinross refundable upon commercial production of the mine. The letter of credit with the Manitoba government is financial assurance that the site will ultimately be closed according to the terms of the existing and approved closure plan. Once closure is complete all or a portion of the letter of credit will be refunded to the companies. Should a NI 43-101 compliant resource of 3 million ounces be proven, Kinross retains a back-in right for a 60% interest for consideration of the equivalent of three-times the exploration costs incurred to that date.

High River has agreed to sell its 50% interest in the NBM and to waive its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations. Both the definitive joint venture agreement and the letter of understanding are subject to receipt of regulatory approvals and completion of financing.

As of the date of these financial statements, no consideration has been paid in respect of the NBM or the joint venture agreements. A 1.38% NSR royalty interest on the NBM is held by a third party.

Included in the purchase agreement with Kinross, the Company and Piper will acquire all rights, title and interest in an option agreement (as amended) with Hudson Bay Mining and Smelting Co., Ltd. (the "Hudson Bay option"). This agreement, subject to a 1.5% NSR royalty, allows the Company and Piper to acquire claims adjacent to the NBM for a payment of $400,000.

As consideration for offering Piper and the Company the NBM assets, the Company agrees, upon execution of the Asset Purchase Agreements proposed above, to issue 720,000 common shares to Pegasus. Certain principals of Pegasus are directors of the Company.

Canadian Exploration Properties

The Company owns a 100% interest in three Canadian exploration properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

3. Mineral Properties and Deferred Exploration Costs - continued

McMillan Property

On October 25, 2004 the Company and MBMI Resources Inc. ("MBMI"), a shareholder, entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

		Cash	Number of Shares in Young-Shannon		Work Commitments by Young-Shannon
Upon signing (MBMI received)	$	10,000	150,000	$	-
Year 1 (received)		15,000	150,000		200,000
Year 2		20,000	150,000		300,000
Year 3		30,000	200,000		400,000
Total	**$**	**75,000**	**650,000**	**$**	**900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

Copper Prince Property

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc., a TSX Venture Exchange listed company, (and a company with a common director), in respect of the Company's Copper Prince property, which received acceptance by the TSX Venture Exchange on July 17, 2006. The terms of the agreement state that Piper has an option to acquire up to a 60% interest in the Copper Prince property. In order to earn an initial 50% interest in the property, Piper must pay $75,000 ($10,000 was received during the nine months ended September 30, 2006); issue a total of 650,000 shares (150,000 were issued during the quarter) and incur $700,000 of property expenditures by the third anniversary date. Piper may acquire an additional 10% interest by incurring an additional $500,000 of expenditures and issuing an additional 250,000 shares in the subsequent 12-month period.

4. Property, Plant and Equipment

						2006		2005
		Cost		**Accumulated Amortization**		**Net Book Value**		Net Book Value
Equipment	**$**	**1,669**	**$**	**-**	**$**	**1,669**	$	-
Computer equipment		**2,032**		**-**		**2,032**		-
	$	**3,701**	**$**	**-**	**$**	**3,701**	$	-

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Management Services Agreements

Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.
- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Administration.
- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

During the nine-month period to September 30, 2006, the Company had incurred $31,500 (2005: $Nil) of administrative expenses in respect of the above Management Services Agreements.

Balances payable to directors, arising from these administrative expenses, are not interest bearing and have no specific terms of repayment.

(b) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $58,292 (2005: $Nil) from a law firm whose principal is a director of the Company. Included in this total is $21,000 of share issue costs associated with the listing of the Company on the CNQ exchange (Note 6).
- Paid office rent to shareholder of $2,500 (2005: $Nil).
- Incurred deferred exploration consulting services of $20,879 (2005: $Nil) from a company with a common director. A total of $5,232 is included in payables to related parties, is non-interest bearing and has no specific terms of repayment.
- Incurred deferred rental costs of $4,500 (2005: $Nil) from a company with a common director.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

6. Common Shares

Authorized

Unlimited Common shares without par value

Issued

	Number of Shares		Amount
Balance – December 31, 2005	18,900,674	$	835,285
Issued by private placements - net of issuance costs of $Nil (a)	350,000		35,000
Share issue costs – legal fees (Note 5(b))	-		(21,000)
Balance – September 30, 2006 (unaudited)	19,250,674	$	849,285

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

7. Stock Options

The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at September 30, 2006, the Company is entitled to issue 1,925,000 options subject to the Plan. There are currently no options outstanding.

There were no stock options granted during the nine months ended September 30, 2006 and 2005.



Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Financial Statements
For the six-month periods ended June 30, 2006 and 2005
(Unaudited)

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

Interim Financial Statements
For the six-month periods ended June 30, 2006 and 2005
(Unaudited)

Contents

Interim Financial Statements

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Balance Sheet
(Unaudited)

As at June 30		2006		December 31, 2005 (Audited)
Assets				
Current assets				
Cash and cash equivalents (Note 1)	$	840,921	$	878,181
Receivables		7,628		3,144
Marketable securities (Note 2)		11,250		11,250
		859,799		892,575
Mineral properties and deferred exploration costs (Note 3)		260,193		265,193
Property, plant and equipment (Note 4)		1,027		-
	$	1,121,019	$	1,157,768
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	27,669	$	39,410
Payable to related party (Note 5(a))		39,554		-
		67,223		39,410
Future income tax liability		258,214		258,214
		325,437		297,624
Shareholders' Equity				
Common shares (Note 6)		870,285		835,285
Contributed surplus		211,320		211,320
Subscriptions receivable		-		(58,750)
Deficit accumulated in the exploration stage		(286,023)		(127,711)
		795,582		860,144
	$	1,121,019	$	1,157,768

Approved by the Board:

"Ed Stringer" Director "David Tafel" Director

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(Unaudited)

	For the three-month period ended June 30		For the six-month period ended June 30	
	2006	2005	**2006**	2005
General and administrative expenses				
Accounting	$ -	$ -	$ 43,401	$ -
Administration (Note 5(a))	21,000	$ -	42,000	-
Consulting	-	-	5,000	-
Filing fees	11,595	-	14,075	-
Interest	-	-	60	-
Legal (Note 5(b))	12,864	340	37,607	340
Office and miscellaneous	3,333	1,546	5,192	2,165
Rent (Note 5(b))	1,500	-	2,500	-
Travel	545	-	2,811	-
Wages and salaries	5,650	-	8,150	-
	(56,487)	(1,886)	(160,796)	(2,505)
Other income				
Interest	-	-	2,405	-
Other income	3	-	79	-
Net loss for the period	(56,484)	(1,886)	(158,312)	(2,505)
Deficit accumulated in the exploration stage, beginning of period	(229,539)	(11,578)	(127,711)	(10,959)
Deficit accumulated in the exploration stage, end of period	$ (286,023)	$ (13,464)	$ (286,023)	$ (13,464)
Loss per share – basic and diluted	$ (0.00)	$ (0.00)	(0.01)	(0.00)
Weighted average shares outstanding	19,250,674	10,000,500	19,150,674	10,000,500

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Mineral Properties and Deferred Exploration Costs
(Unaudited)

	For the three-month period ended June 30		For the six-month period ended June 30	
	2006	2005	**2006**	2005
Mineral property costs				
Option payments received (Note 3)	-	-	**$ (10,000)**	$ -
Exploration and development costs				
Drilling	**$ -**	$ 4,985	**-**	13,897
Assays, sampling and metallurgical test fees	**-**	-	**-**	4,018
Geological consulting	**5,000**	-	**5,000**	619
Other	**-**	1,885	**-**	2,801
	5,000	6,870	**5,000**	21,335
	5,000	6,870	**(5,000)**	21,335
Mineral properties and deferred exploration costs, beginning of period	**255,193**	278,669	**265,193**	264,204
Mineral properties and deferred exploration costs, end of period	**$ 260,193**	$ 285,539	**$ 260,193**	$ 285,539

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Unaudited)

	For the three-month period ended June 30		For the six-month period ended June 30	
	2006	2005	2006	2005
Cash flows used in operating activities				
Cash paid to employees and suppliers	$ (57,217)	$ (1,886)	$ (125,372)	$ (2,505)
Interest paid			(60)	-
Other receipts	3	-	79	-
	(57,214)	(1,886)	(125,353)	(2,505)
Cash flows provided by financing activities				
Net proceeds from issuance of common shares and share subscriptions	-	-	93,750	-
Advances from (to) shareholder	-	8,756	(9,630)	23,840
	-	8,756	84,120	23,840
Cash flows provided by (used in) investing activities				
Cash received from option payments	-	-	10,000	-
Expenditures and advances on mineral properties	(5,000)	(6,870)	(5,000)	(21,335)
Expenditures on property, plant and equipment	(1,027)	-	(1,027)	-
	(6,027)	(6,870)	3,973	(21,335)
Decrease in cash	(63,241)	-	(37,260)	-
Cash, beginning of period	904,162	-	878,181	-
Cash, end of period	$ 840,921	$ -	$ 840,921	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Interim Financial Statements

The interim financial statements of Garson Resources Ltd. are the responsibility of the Company's management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 *"Interim Financial Statements"*, and may not include all disclosures required in annual financial statements. These statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

At June 30, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $286,023. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The comparative financial statements of the Company for the six-month period ended June 30, 2005 consist of the consolidated financial statements of the Tri Energy Group. All intercompany balances and transactions were eliminated on consolidation.

1. Cash and Cash Equivalents

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at June 30, 2006, unspent cash proceeds from flow-through shares was $542,700 (December 31, 2005 $547,700.).

As at June 30, the Company had $700,000 of its cash invested in short term GICs earning interest at 3.3% per annum. The GIC's can be redeemed prior to maturity without penalty.

2. Marketable Securities

	2006	December 31, 2005
Marketable securities	$ 11,250	$ 11,250

The market value of the investment in Young-Shannon Gold Mines Ltd. at June 30, 2006 was $21,750 (150,000 common shares) (December 31, 2005 $15,000, 150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

3. Mineral Properties and Deferred Exploration Costs

	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2005	$ 65,711	$ 104,813	$ 93,680	$ 264,204
Option payments received	-	(26,276)	-	(26,276)
Exploration and development costs	-	916	26,349	27,265
Balance – December 31, 2005 (audited)	65,711	79,453	120,029	265,193
Option payments received	-	-	(10,000)	(10,000)
Exploration and development costs	-	-	5,000	5,000
Balance – June 30, 2006 (unaudited)	**$ 65,711**	**$ 79,453**	**$ 115,029**	**$ 260,193**

3. Mineral Properties and Deferred Exploration Costs - continued

Canadian Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

McMillan Property

On October 25, 2004 the Company and MBMI Resources Inc. ("MBMI"), a shareholder, entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

		Cash	Number of Shares in Young-Shannon		Work Commitments by Young-Shannon
Upon signing (MBMI received)	$	10,000	150,000	$	-
Year 1 (received)		15,000	150,000		200,000
Year 2		20,000	150,000		300,000
Year 3		30,000	200,000		400,000
Total	**$**	**75,000**	**650,000**	**$**	**900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

Copper Prince Property

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc., a TSX Venture Exchange listed company, (and a company with a common director), in respect of the Company's Copper Prince property, which received acceptance by the TSX Venture Exchange on July 17, 2006. The terms of the agreement state that Piper has an option to acquire up to a 60% interest in the Copper Prince property. In order to earn an initial 50% interest in the property, Piper must pay $75,000 ($10,000 was received during the six months ended June 30, 2006); issue a total of 650,000 shares (150,000 were issued subsequent to quarter end) and incur $700,000 of property expenditures by the third anniversary date. Piper may acquire an additional 10% interest by incurring an additional $500,000 of expenditures and issuing an additional 250,000 shares in the subsequent 12-month period.

4. Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Equipment	$ 385	$ -	$ 385	$ -
Computer equipment	642	-	642	-
	$ 1,027	$ -	$ 1,027	$ -

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Management Services Agreements

Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

During the six-month period to June 30, 2006, the Company had incurred $21,000 (2005: $Nil) of administrative expenses in respect of the above Management Services Agreements.

Balances payable to directors, arising from these administrative expenses, are not interest bearing and have no specific terms of repayment.

(b) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $34,292 (2005: $Nil) from a law firm whose principal is a director of the Company. At June 30, 2006, $39,554 (December 31, 2005 - $Nil) are included in accounts payable and accrued liabilities.
- Paid office rent to MBMI of $2,500 (2005: $Nil).

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

6. Common Shares

Authorized

Unlimited Common shares without par value

Issued

	Number of Shares		Amount
Balance – December 31, 2005	18,900,674	$	835,285
Issued by private placements - net of issuance costs of $Nil (a)	350,000		35,000
Balance – June 30, 2006 (unaudited)	19,250,674	$	870,285

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

7. Stock Options

The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering. This transaction is subject to completion of definitive agreements and regulatory approval.

There were no stock options granted during the six months ended June 30, 2006 and 2005.


British Columbia
Securities Commission
BCSC
SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES

AND

IN THE MATTER OF

GARSON RESOURCES LTD.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, and Ontario** have been issued for a **prospectus** of the above issuer dated August 25, 2006.

DATED at Vancouver, British Columbia on August 30, 2006.

Betty Adema

Betty Adema
Senior Securities Analyst
Corporate Finance Branch

SEDAR Project No.: 950575

g:\corpfin\prosprev\MA\950575garsonfinaldd
Final

CONSENT: SQUALL LAKE PROPERTY

TO: GARSON RESOURCES LTD

AND TO: THE ONTARIO SECURITIES COMMISSION,
THE ALBERTA SECURITIES COMMISSION
THE BRITISH COLUMBIA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
(collectively the Securities Regulators)

RE: TECHNICAL REPORT OF DAVID BEILHARTZ, B.SC. HONS., P.GEO. DATED APRIL 3 2006, ENTILTED "REPORT ON THE SQUALL LAKE PROPERTY THE PAS MINING DIVISION"

I hereby consent to:

1. The use and filing with the applicable securities commissions of my report entitled *REPORT ON THE SQUALL LAKE PROPERTY THE PAS MINING DIVISION* dated April 3, 2006 supplied to Garson Resources Ltd.

1. The use of summaries or excerpt from the report, and any publication by them for regulatory purposes, including electronic publication in the public files on their websites accessible to the public.

1. I confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated as of the __3rd__ day of ___April__, 2006.

Per: [signature]
Name: David Beilhartz, B.sc. Hons., P.Geo. (APGO No. 0231)



ESCROW AGREEMENT

BETWEEN:

GARSON RESOURCES LTD.

AND:

COMPUTERSHARE INVESTOR SERVICES INC.

AND:

DONNA STRINGER
EDWARD STRINGER
DAVID CONSTABLE
KENNETH A. CAWKELL
DAVID TAFEL

Dated: May 19, 2006

TABLE OF CONTENTS

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 19th day of May, 2006.

AMONG: **GARSON RESOURCES LTD.**, a company having an office at 311 - 401 Granville Street Vancouver, British Columbia, V6C 1V5.

(the **"Issuer"**)

AND:

COMPUTERSHARE INVESTOR SERVICES INC., having an office at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(the **"Escrow Agent"**)

AND: **DONNA STRINGER,** an individual residing at 76 Henry Street, Garson, Ontario, P3L 1A4;

EDWARD STRINGER, an individual residing at 76 Henry Street, Garson, Ontario, P3L 1A4;

DAVID CONSTABLE, an individual residing at 811 Miriam Crescent Burlington, Ontario, L7S 2B8;

KENNETH A. CAWKELL, an individual residing at 315 – 5th Street, New Westminster, British Columbia, V3L 2X2;

DAVID TAFEL, an individual residing at 3447 Upton Road, North Vancouver British Columbia, V7K 2V3;

(the **"Securityholders"** or **"you"**)

(collectively, the **"Parties"**)

This Agreement is being entered into by the Parties under National Policy 46-201 *Escrow for Initial Public Offerings* (the **Policy**) in connection with the proposed distribution (the **IPO**), by the Issuer, an emerging issuer, of common shares by prospectus and/or by certain Securityholders, namely Donna Stringer of 1,543,000 common shares representing 8.0%, Edward Stringer of 874,600 common shares representing 4.5%, David Constable of 855,949 common shares representing 4.4%, Kenneth A. Cawkell of 277,948 common shares representing 1.4% and David Tafel of 152,747 common shares representing 0.8% (the **permitted secondary offering**).

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities **(escrow securities)** listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities (**additional escrow securities**):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities,** it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Schedule for an Established Issuer

2.1.1 Usual case

If the Issuer is an **established issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On ________, 2006, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

2.1.2 Alternate meaning of "listing date"

If the Issuer is an established issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.1.3 If there is a permitted secondary offering

(1) If the Issuer is an established issuer and you have sold in a permitted secondary offering 25% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3%.

(2) If the Issuer is an established issuer and you have sold in a permitted secondary offering less than 25% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/4 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3% after completion of the release on the listing date.

2.1.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.2 Release Schedule for an Emerging Issuer

2.2.1 Usual case

If the Issuer is an **emerging issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On _______, 2006, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/10 of your escrow securities
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities

24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

2.2.2 *Alternate meaning of "listing date"*

If the Issuer is an emerging issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if:

(a) the Issuer's securities are not listed on a Canadian exchange immediately after its IPO; or

(b) the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.2.3 *If there is a permitted secondary offering*

(1) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering 10% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3%.

(2) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering less than 10% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/10 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3% after completion of the release on the listing date.

2.2.4 *Additional escrow securities*

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.3 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Becoming an Established Issuer

If the Issuer is an emerging issuer on the date of this Agreement and, during this Agreement, the Issuer:

(a) lists its securities on The Toronto Stock Exchange Inc.;

(b) becomes a TSX Venture Exchange Inc. **(TSX Venture)** Tier 1 issuer; or

(c) lists or quotes its securities on an exchange or market outside Canada that its "principal regulator" under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (in Quebec under Staff Notice, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*) or, if the Issuer has only filed its IPO prospectus in one jurisdiction, the securities regulator in that jurisdiction, is satisfied has minimum listing requirements at least equal to those of TSX Venture Tier 1,

then the Issuer becomes an **established issuer.**

3.2 Release of Escrow Securities

(1) When an emerging issuer becomes an established issuer, the release schedule for its escrow securities changes.

(2) If an emerging issuer becomes an established issuer 18 months or more after its listing date, all escrow securities will be released immediately.

(3) If an emerging issuer becomes an established issuer within 18 months after its listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal installments on the day that is 6 months, 12 months and 18 months after the listing date.

3.3 Filing Requirements

Escrow securities will not be released under this Part until the Issuer does the following:

(a) at least 20 days before the date of the first release of escrow securities under the new release schedule, files with the securities regulators in the jurisdictions in which it is a reporting issuer

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating

(A) that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition, and

(B) the number of escrow securities to be released on the first release date under the new release schedule, and

(ii) a copy of a letter or other evidence from the exchange or quotation service confirming that the Issuer has satisfied the condition to become an established issuer; and

(b) at least 10 days before the date of the first release of escrow securities under the new release schedule, issues and files with the securities regulators in the jurisdictions in which it is a reporting issuer a news release disclosing details of the first release of the escrow securities and the change in the release schedule, and sends a copy of such filing to the Escrow Agent.

3.4 Amendment of Release Schedule

The new release schedule will apply 10 days after the Escrow Agent receives a certificate signed by a director or officer of the Issuer authorized to sign

(a) stating that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition;

(b) stating that the release schedule for the Issuer's escrow securities has changed;

(c) stating that the Issuer has issued a news release at least 10 days before the first release date under the new release schedule and specifying the date that the news release was issued; and

(d) specifying the new release schedule.

PART 4 DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the Canadian exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Schedule "B" signed by the transferee;

(d) copies of the letters sent to the securities regulators described in subsection (3) accompanying the acknowledgement; and

(e) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer, or

(ii) the transfer is to a person or company that

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer, and

(iii) any required approval from the Canadian exchange the Issuer is listed on has been received;

(b) an acknowledgment in the form of Schedule "B" signed by the transferee;

(c) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(d) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Schedule "B" signed by:

(i) the trustee in bankruptcy, or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 4.2 to that financial institution as collateral for a loan on realization of the loan.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the financial institution.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the trustee of the plan or fund.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer
(b) a formal issuer bid for all outstanding equity securities of the Issuer
(c) *a statutory arrangement*
(d) an amalgamation
(e) a merger
(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b) any other information concerning the business combination as the Escrow Agent may reasonably request.

6.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(a) the terms and conditions of the business combination have been met or waived; and

(b) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if, immediately after completion of the business combination:

(a) the successor issuer is not an **exempt issuer** (as defined in section 3.2 of the Policy);

(b) you are a **principal** (as defined in section 3.5 of the Policy) of the successor issuer; and

(c) you hold more than 1% of the voting rights attached to the successor issuer's outstanding securities (In calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) As soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign,

(i) stating that it is a successor issuer to the Issuer as a result of a business combination and whether it is an emerging issuer or an established issuer under the Policy, and

(ii) listing the Securityholders whose new securities are subject to escrow under section 6.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 6.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.3.

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is

(a) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs 18 months or more after the Issuer's listing date, all escrow securities will be released immediately; and

(b) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs within 18 months after the Issuer's listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal instalments on the day that is 6 months, 12 months and 18 months after the Issuer's listing date.

PART 7 RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the securities regulators having jurisdiction in the matter and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

PART 8 OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent received as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, willful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it

and purportedly signed by any officer or person required or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, willful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The

Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9 NOTICES

9.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

9.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Garson Resources Inc.
311 - 401 Granville Street
Vancouver, British Columbia
V6C 1V5

Attention: David Tafel
Facsimile: (604) 683-8544

9.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

9.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 10 GENERAL

10.1 Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

10.2 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

10.3 Time

Time is of the essence of this Agreement.

10.4 Incomplete IPO

If the Issuer does not complete its IPO and has become a reporting issuer in one or more jurisdictions because it has obtained a receipt for its IPO prospectus, this Agreement will remain in effect until the securities regulators in those jurisdictions order that the Issuer has ceased to be a reporting issuer.

10.5 Governing Laws

The laws of British Columbia (the "Principal Regulator") and the applicable laws of Canada will govern this Agreement.

10.6 Jurisdiction

The securities regulator in each jurisdiction where the Issuer files its IPO prospectus has jurisdiction over this Agreement and the escrow securities.

10.7 Consent of Securities Regulators to Amendment

Except for amendments made under Part 3, the securities regulators with jurisdiction must approve any amendment to this Agreement and will apply mutual reliance principles in reviewing any amendments that are filed with them. Therefore, the consent of the Principal Regulator will evidence the consent of all securities regulators with jurisdiction.

10.8 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.9 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.10 Language

This Agreement has been drawn up in the English language at the request of all Parties.

10.11 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.12 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

10.13 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Canadian exchange the Issuer is listed on (or if the Issuer is not listed on a Canadian exchange, by any Canadian exchange) and notice is given to the securities regulators with jurisdiction.

The Parties have executed and delivered this Agreement as of the date set out above.

COMPUTERSHARE INVESTOR SERVICES INC.

Authorized signatory

Authorized signatory

GARSON RESOURCES INC.

Authorized signatory

Authorized signatory

If the Securityholder is an individual:

Signed, sealed and delivered by)
DONNA STRINGER in the presence of:)

Philip Stringer
Signature of Witness)

Philip Stringer
Name of Witness)

Donna Stringer
DONNA STRINGER

If the Securityholder is an individual:

Signed, sealed and delivered by)
EDWARD STRINGER in the presence of:)

Philip Stringer
Signature of Witness)

Philip Stringer
Name of Witness)

Edward Stringer
EDWARD STRINGER

If the Securityholder is an individual:

Signed, sealed and delivered by)
DAVID CONSTABLE in the presence of:)

____
Signature of Witness)

____
Name of Witness)

____
DAVID CONSTABLE

If the Securityholder is an individual:

Signed, sealed and delivered by)
KENNETH A. CAWKELL in the presence of:)

____
Signature of Witness)

____
Name of Witness)

____
KENNETH A. CAWKELL

If the Securityholder is an individual:

Signed, sealed and delivered by
DONNA STRINGER in the presence of:

____
Signature of Witness

____
Name of Witness

____
DONNA STRINGER

If the Securityholder is an individual:

Signed, sealed and delivered by
EDWARD STRINGER in the presence of:

____
Signature of Witness

____
Name of Witness

____
EDWARD STRINGER

If the Securityholder is an individual:

Signed, sealed and delivered by
DAVID CONSTABLE in the presence of:

____
Signature of Witness

Donna Allum
____
Name of Witness

____
DAVID CONSTABLE

If the Securityholder is an individual:

Signed, sealed and delivered by
KENNETH A. CAWKELL in the presence of:

____
Signature of Witness

BRANDY CRADDOCK
____
Name of Witness

____
KENNETH A. CAWKELL

If the Securityholder is an individual:

Signed, sealed and delivered by **DAVID TAFEL** in the presence of:)

[signature])
Signature of Witness)

Amy MENDEZ)
Name of Witness)

[signature]
DAVID TAFEL

Schedule "A" to Escrow Agreement

Securityholder

Name: **DONNA STRINGER**

Address: 76 Henry Street, Garson, Ontario, P3L 1A4

Signature: Donna Stringer

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*1,543,000*	

Securityholder

Name: **EDWARD STRINGER**

Address: 76 Henry Street, Garson, Ontario, P3L 1A4

Signature: Edward Stringer

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	874,600	

Securityholder

Name: **DAVID CONSTABLE**

Address: 811 Miriam Crescent, Burlington, Ontario, L7S 2B8

Signature: ______________________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*855,949*	

Schedule "A" to Escrow Agreement

Securityholder

Name: **DONNA STRINGER**

Address: 76 Henry Street, Garson, Ontario, P3L 1A4

Signature: ______________________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*1,543,000*	

Securityholder

Name: **EDWARD STRINGER**

Address: 76 Henry Street, Garson, Ontario, P3L 1A4

Signature: ______________________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*874,600*	

Securityholder

Name: **DAVID CONSTABLE**

Address: 811 Miriam Crescent, Burlington, Ontario, L7S 2B8

Signature: ______________________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*855,949*	

Securityholder

Name: **KENNETH A. CAWKELL**

Address: 315 – 5th Street, New Westminster, British Columbia, V3L 2X2

Signature: ______________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*277,948*	

Securityholder

Name: **DAVID TAFEL**

Address: 3447 Upton Road, North Vancouver, British Columbia, V7K 2V3

Signature: ______________________

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*152,747*	

Schedule "B" to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated __________________________ (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated at ____________________ on ______________.

Where the transferee is an individual:

Signed, sealed and delivered by **[Transferee]** in the presence of:

____
Signature of Witness

____
Name of Witness

____
[Transferee]

Where the transferee is not an individual:

[Transferee]

____
Authorized signatory

____
Authorized signatory

OPTION AND JOINT VENTURE AGREEMENT

Between

GARSON RESOURCES LTD.

And

PIPER CAPITAL INC.

F:\Shared Files\PIPER\Property Agreements\Option-JV Agmt Garson-Piper.DOC

TABLE OF CONTENTS

OPTION AND JOINT VENTURE AGREEMENT

THIS AGREEMENT made effective as of the 30th day of May, 2006.

BETWEEN:

GARSON RESOURCES LTD., having an office at Suite 1260 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2

(hereinafter referred to as "Garson")

AND:

PIPER CAPITAL INC., a company having its office at #311, 470 Granville Street Vancouver, B.C. V6C 1V5

(hereinafter referred to as "Piper")

WHEREAS pursuant to Letter of Intent dated March 21, 2006, Garson has agreed to grant to Piper the sole and exclusive right and option to acquire up to an undivided 60% right, title and interest in and to certain patented mineral claims located in the Falconbridge Township, Sudbury Mining Division, Ontario, subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties hereto mutually agree as follows:

1. DEFINITIONS

1.1 For the purposes of this Agreement:

(a) "Accounting Procedure" means the accounting procedure prescribed from time to time by the Management Committee;

(b) "Aggregate" means, on any date, the cumulative total of all Expenditures made to that date;

(c) "Area of Interest" means that area within five kilometres of the boundary of the Property;

(d) "Assets" means the Property, Other Tenements, Facilities, Mineral Products and Supplies and all other assets acquired or held by the parties with respect thereto or pursuant to this Agreement as the same may exist from time to time;

(e) "Associated Company" means:

(i) any corporation which owns directly or through any other means more than 30% of the outstanding capital stock of a party hereto;

(ii) any corporation of which a party hereto owns directly or through any other means more than 30% of the outstanding capital stock; and

(iii) any corporation of which either of the corporations referred to in paragraphs (i) and (ii) owns directly or through any other means more than 30% of the outstanding capital stock;

(f) "Commercial Production" means the commercial exploitation of Mineral Products from the Property or any part as a mine subsequent to the Participation Date, but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced:

(i) if a plant is located on the Property, on the first day following the first period of 45 consecutive days during which Mineral Products have been produced from the Property at an average rate not less than 80% of the initial design rated capacity of such plant, or

(ii) if no plant is located on the Property, on the first day of the month following the first period of 45 consecutive days during which Mineral Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenue;

(g) "Cost Share" means the respective share of Costs and other liabilities to be borne by each Participant after the Participation Date, and will be equal to the respective Interests of each Participant as determined from time to time pursuant to this Agreement;

(h) "Costs" means Expenditures, Program Overruns, Production Program Costs, Production Program Overruns and Operating Costs, as applicable;

(i) "Encumbrances" means mortgages, charges, pledges, security interests, liens, actions, claims, demands, third party interests and equities of any nature;

(j) "Effective Date" means the day and year first above written;

(k) "Exchange" means the TSX Venture Exchange;

(l) "Expenditures" means, without duplication, all costs, expenses, obligations, liabilities and charges of whatever kind or nature actually and directly incurred by Piper from the date hereof up to the Participation Date, excluding the payments required to be made pursuant to subsection 5.2(a) hereof, and thereafter by the Participants from the date of exercise of the Option up to the implementation of a Production Program in connection with the exploration and development of the Property, including without limiting the generality of the foregoing, monies expended on government fees for licenses with respect to the Property, maintaining the Property in good standing by doing and filing assessment work, in doing geophysical, geochemical and geological surveys, drilling, drifting and other underground work, assaying and metallurgical testing and engineering, in acquiring Facilities, in paying the fees, wages, salaries, travelling expenses, and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Property, in paying for the food, lodging and other reasonable needs of such persons and including all costs at prevailing charge out rates for any personnel or officers of the Operator who from time to time are engaged directly in work on the Property, such rates to be in accordance with industry standards, and a charge in lieu of overhead and other unallocated costs equal to 5% of all Expenditures incurred by Piper until the Participation Date;

(m) "Facilities" means all mines, plants and facilities including, without limitation, all pits, shafts, haulageways, and other underground workings, and all buildings, plants, facilities and other structures, fixtures and

improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Property and relating to the operation of the Property as a mine or outside the Property if for the exclusive benefit of the Property only;

(n) "Feasibility Report" means a detailed report, showing the feasibility of placing all or any part of the Property into Commercial Production at an acceptable rate of return on capital, in such form and detail as is customarily required by institutional lenders of major financing for mining projects, and shall include a reasonable assessment of the mineable ore reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring the Property into Commercial Production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations supported by detailed explanations of the information set out in subsection 15.1;

(o) "Interest" means the undivided beneficial percentage interest of a Participant in the Assets following the Participation Date and shall be equal to its right, title and interest in and to the Property as determined pursuant to this Agreement;

(p) "Joint Venture" means the joint venture which will be created by this Agreement between Garson and Piper following exercise of the Option pursuant to subsection 9.1;

(q) "Management Committee" means a committee formed pursuant to section 16 of this Agreement;

(r) "Mineral Products" means minerals derived for the account of the individual Participants from operating the Property as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market involving arm's length sales or purchases between unrelated parties;

(s) "Net Profits Royalty" means the royalty which may be payable to a former Participant pursuant to subsection 10.5 calculated and paid in accordance with Schedule "C" hereof;

(t) "Non-Operator" means the Participant which is not acting as Operator;

(u) "Operating Costs" means, for any period after commencement of Commercial Production in respect of the Property, all costs, expenses, obligations, liabilities and charges of whatsoever kind or nature actually incurred or chargeable, directly by the Operator in connection with the operation of the Property as a mine during such period, which costs, expenses, obligations, liabilities and charges include, without duplication and without limiting the generality of the foregoing, the following:

(i) all costs of or related to the mining and concentrating of ores or other products and the operation of the Facilities and all costs of or related to marketing of Mineral Products including transportation, commissions and/or discounts,

(ii) such amount of cash for working capital as, in the opinion of the Operator, is required for the operation of the Property as a mine,

(iii) all costs of or related to operating employee facilities, including housing,

(iv) all duties, charges, levies, royalties, taxes (excluding taxes levied on the income of the Participants) and other payments imposed by any government or municipality or department or agency thereof upon or in connection with operating the Property as a mine,

(v) fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons directly engaged in respect of and for the benefit of the Property and all costs involved in paying for the food, lodging of such persons,

(vi) a fee made by the Operator in accordance with paragraph 12.1(f) for unallocable overhead costs,

(vii) all reasonable costs of consulting, legal, accounting, insurance and other services,

(viii) all exploration expenditures incurred after commencement of Commercial Production,

(ix) all capital costs of operating the Property as a mine including all costs of construction, equipment and mine development including maintenance, repairs and replacements, and any capital expenditures relating to an improvement, expansion, modernization or replacement of the Facilities,

(x) all costs for pollution control, reclamation costs and any other related costs incurred or to be incurred in connection with the operation of the Property as a mine including bonds or deposits for such costs required by any governmental authority or agency,

(xi) any costs or expenses incurred or to be incurred relating to the termination of the operation of the Property as a mine,

(xii) uninsured losses on the Facilities,

(xiii) all costs of maintaining in good standing or renewing from time to time the Property and Assets or any interest therein, including payment of all government royalties and taxes of any nature whatsoever in connection therewith,

less the amount of all insurance recoveries and settlements received during such period to the extent such recoveries and settlements were not deducted in any previous period and, except where specific provision is made otherwise, all Operating Costs will be determined in accordance with generally accepted accounting principles applied consistently from year to year but such costs will not include any amount in respect of amortization of the Costs, depletion or depreciation;

(v) "Operating Plan" means a plan presented by the Operator pursuant to subsection 18.2;

(w) "operating the Property as a mine" or "operation of the Property as a mine" means any or all of the mining, milling, leaching, smelting, and refining of ores, minerals, metals or concentrates derived from the Property after commencement of Commercial Production;

(x) "Operating Year" means the period described in section 18.1;

(y) "Operator" means the party acting as operator pursuant to this Agreement after the Participation Date;

(z) "Option" means the sole and exclusive right and option granted by Garson to Piper to earn up to a 60% right, title and interest in and to the Property as more particularly described in subsection 5.1;

(aa) "Option Period" means the period commencing on the date hereof and terminating on the earlier of the termination of the Option pursuant to subsection 7.1 hereof or the exercise of the Option pursuant to subsection 8.1(a) hereof;

(bb) "Other Tenements" means all surface water, access and other non-mineral rights of and to any lands within or outside the Property including surface rights held in fee or under lease, licence, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefor) acquired by or on behalf of the parties with respect to the Property;

(cc) "Participant" means, after the Participation Date, either Garson or Piper, as the context requires, and its successors and permitted assigns and "Participants" means collectively Garson and Piper and their successors and permitted assigns;

(dd) "Participation Date" means that date on which Piper exercises the Option pursuant to subsection 8.1(a) or, in the event Piper elects to exercise the right to acquire an additional 10% interest in the Property, the date on which Piper acquires the additional 10% option pursuant to subsection 8.1(b);

(ee) "Prime Rate" means, for any month, the annual rate of interest declared to Piper by the main branch in Toronto, Ontario of the Bank of Nova Scotia as the reference rate of interest for determining Canadian dollar loans in Canada at noon on its first business day in that month;

(ff) "Production Program" means any Program contemplating achievement of Commercial Production pursuant to a Feasibility Report;

(gg) "Production Program Costs" means all costs, expenses, obligations, liabilities and changes of whatever kind or nature spent or incurred directly or indirectly by the Participants in connection with a Production Program including, without limitation or duplication, all costs, expenses, obligations, liabilities and charges in connection with working capital required for the initial six month operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances, and the overhead charge made by the Operator under subsection 12.1(e);

(hh) "Production Program Overruns" means all Production Program Costs which exceed those estimated under a Production Program;

(ii) "Program" means as the context requires:

   (i) any program and budget to carry out work and incur Expenditures or Production Program Costs,

   (ii) a document wherein there is specified in detail an outline of any and all research, prospecting and exploration and development work proposed to be carried out during such Program, the estimated Expenditures or Production Program Costs to be incurred in carrying out such work and the area of the Property on which such work is to be undertaken, and

   (iii) the preparation of any Feasibility Report and the preparation of any Production Program;

(jj) "Program Overruns" means all Expenditures which exceed those estimated under a Program;

(kk) "Property" means the mineral interest held by Garson Resources Ltd., referred to as the Copper Prince Property and more particularly described in Schedule "A" together with all mineral interests acquired within the Area of Interest, the Other Tenements, and all surface rights, mineral rights, personal property and permits associated therewith and shall include any renewal thereof and any other form of successor or substitute title thereto or tenure derived there from;

(ll) "Letter of Intent" means the agreement dated March 21, 2006, between Garson and Piper;

(mm) "Supplies" means all tangible personal property of a non-capital nature (other than Mineral Products or Facilities) acquired or held by the Participants with respect to the Property; and

(nn) "Piper Shares" means common shares in the capital stock of Piper.

2. REPRESENTATIONS AND WARRANTIES

2.1 Garson represent and warrants to Piper and Piper represents and warrants to Garson that:

(a) it is a company duly incorporated, organized and validly subsisting in good standing under the laws of its incorporating jurisdiction and, that it is qualified to carry on business in those jurisdictions where it is necessary to fulfill its obligations under this Agreement;

(b) it has full power and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transaction contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on it;

(d) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(e) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(f) except for the acceptance of the transactions contemplated by this Agreement by the Exchange on behalf of each of Garson and Piper, there are no consents, approvals or conditions precedent to its performance under this Agreement which has not been obtained.

2.2 Garson hereby represents and warrants to Piper that:

(a) the patented mining claims comprising the Property are accurately described in Schedule "A" hereto;

(b) pursuant to the Letter of Intent, Piper has a right to acquire a 60% equity interest in the Property;

(c) Garson legally and beneficially owns 100% of the Property free and clear of any and all Encumbrances or other claims of any description other than those set out in Schedule "B" hereto, and, except for this Agreement, no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the acquisition from Garson of any interest in and to the Property;

(d) no person, firm or corporation has any proprietary or possessory interest in the Property other than Garson and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates, or any such other products removed from the Property except as disclosed in Schedule "B" to this Agreement;

(e) there are no actual, pending or threatened actions, suits, claims or proceedings regarding the Property of which it is aware;

(f) the conditions existing on or related to the Property and its ownership and operations thereon are in compliance with and are not in violation of any laws including, without limitation, any environmental laws and including, without limitation, waste disposal and storage;

(g) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Property and the conduct of the operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such orders or direction could be made; and

(h) it is not aware of any material fact or circumstance which has not been disclosed to Piper which should be disclosed in order to prevent the representations and warranties in this section from being misleading or which may be material in Piper's decision to enter into this Agreement and acquire an interest in the Property.

(i) it has the authority to enter into this Agreement and to dispose of an interest in the Property in accordance with the terms of the Agreement;

2.3 Piper hereby represents and warrants to Garson that:

(a) the Piper Shares to be issued to Garson pursuant to this Agreement will, when issued, be issued as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances other than resale restrictions imposed under applicable securities legislation and the policies of the Exchange;

(b) the authorized capital of Piper consists of an unlimited number of common shares without par value of which as at the date hereof, 16,255,167 common shares are issued and outstanding as fully paid and non-assessable shares;

(c) the common shares of Piper are listed on the TSX Venture Exchange; and

(d) there are no legal conflicts of any nature and no investigations or legal or administrative proceedings pending against Piper or any of its directors or officers or assets, and there is no fact, circumstance or condition of any kind which could reasonably cause any law suit, action, procedure or investigation to be established against Piper or its directors or officers or assets.

2.5 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by Piper and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

3. COVENANTS OF GARSON AND PIPER

3.1 During the currency of this Agreement and prior to the Participation Date:

(a) Garson covenants and agrees with Piper that it will not do or permit or suffer to be done any act or thing which would or might in any way adversely affect the rights of Piper hereunder;

(b) Garson covenants and agrees:

(i) to make available to Piper and its representatives all documents, records and files relating to the Property and will permit Piper and its representatives at their own expense to take abstracts therefrom and make copies thereof;

(ii) to promptly provide Piper with any and all notices and correspondence from government agencies in respect of the Property;

(iii) to assist Piper in doing all things reasonably required to obtain the acceptance of the Exchange to the terms of this Agreement;

(iv) it shall immediately notify Piper of any claims, actions, demands of a civil, legal or juridical nature, filed against Garson in respect of the Property; and

(v) to execute and deliver to Piper or its associates such powers of attorney, consents or authorizations as are, in the opinion of counsel to Piper, necessary or desirable to permit Piper to carry out activities on the Property as contemplated hereunder.

4. COVENANTS OF PIPER

4.1 During the currency of this Agreement and prior to the Participation Date, Piper covenants and agrees with Garson to:

(a) keep the Property free and clear of all Encumbrances arising from its operations hereunder (except liens for taxes, which are the responsibility of Garson, inchoate liens or liens contested in good faith by Piper) and in good standing with respect to the doing and filing of all necessary assessment work and proceed with all diligence to contest or discharge any lien that is filed;

(b) conduct all work on or with respect to the Property in a careful and workmanlike manner and in compliance with all applicable federal, provincial and local laws, rules, orders and regulations, and indemnify and save Garson harmless from any and all claims, suits or actions including, without limitation, with respect to environmental problems, made or brought against it as a result of work done by Piper on or with respect to the Property;

(c) obtain and maintain and cause any contractor or subcontractor engaged hereunder to obtain and maintain, during any period in which active work is carried out on the Property hereunder, adequate insurance;

(d) record all work performed by Piper with respect to the Property as required for assessment purposes with the appropriate government offices; and

(e) indemnify Garson for all costs, liabilities and obligations incurred by Garson as a result of the actions of Piper on or in connection with the Property.

(f) until such time as Piper has incurred $200,000 in Expenditures, Piper shall not transfer, convey, assign, mortgage or grant an option in respect of or grant of rights to purchase or in any manner transfer or alienate any of its rights under this Agreement.

(g) in the event that subsequent to incurring $200,000 in Expenditures but prior to the Participation Date, Piper assigns its interest in this Agreement, in order for the Option to be exercised Piper must pay to Garson the cash payments set out in subsection 5.2(a) and issue and deliver the shares set out in subsection 5.2(b).

5. OPTION

5.1 Garson hereby grants to Piper the sole and exclusive irrevocable right and option to acquire in two stages from Garson up to an undivided sixty (60%) percent right, title and interest in and to the Property (50% in the first stage and an additional 10% in the second stage) free and clear of all Encumbrances, subject to the terms of this Agreement.

5.2 In order to maintain in force the Option, subject to subsections 34 and 35, Piper agrees to:

(a) pay to Garson:

(i) $10,000 in cash upon signing of this Agreement (the "Effective Date");

(ii) $15,000 in cash on the first anniversary date of the Effective Date;

(iii) $20,000 in cash on the second anniversary date of the Effective Date; and

(iv) $30,000 in cash on the third anniversary date of the Effective Date;

(b) issue and deliver to Garson

(i) 150,000 common shares of Piper on the acceptance of this Agreement by the Exchange;

(ii) 150,000 common shares of Piper on the first anniversary date of the Effective Date;

(iii) 150,000 common shares of Piper on the second anniversary date of the Effective Date;

(iv) 200,000 common shares of Piper on the third anniversary date of the Effective Date;

(c) incur:

(i) $200,000 in Expenditures by the first anniversary of the Effective Date; and

(ii) an additional $500,000 in Expenditures on or before the third anniversary of the Effective Date;

5.3 Any excess in the amount of Expenditures required to be incurred by Piper to maintain the Option during any one of the periods referred to in subsection 5.2(c) will be applied as a credit against Expenditures required to be incurred by Piper during any subsequent period of time.

5.4 A written notice by Piper to Garson accompanied by:

(a) a certificate of a senior officer of Piper certifying that the amount of Expenditures for the period specified in subsection 5.2(c) has been made; and

(b) a reasonably itemized statement of such Expenditures;

will be conclusive evidence of the making thereof unless Garson delivers to Piper a notice in writing questioning the accuracy of such statement within 30 days of receipt by Garson thereof. The certificate, notice and itemized statement of Expenditures will be delivered to Garson by Piper not later than 30 days from the expiration of each of the periods set out in subsection 5.2. Upon delivery by Garson of a notice questioning the accuracy of such certificate, the matter shall be referred to the auditor of Piper for final determination. If Piper's auditor determines that Piper has not spent the required Expenditures within the time specified in subsection 5.2(c), Piper shall not lose any of its rights hereunder and the Option will not terminate if Piper pays in cash to Garson within 30 days of receipt of the auditor's determination 100% of the deficiency in such Expenditures.

5.5 Until the exercise of the Option pursuant to subsection 8.1(a), title to the Property will remain in the name of Garson. Upon the execution of this Agreement, Garson will cause to be delivered in trust to Piper's Lawyers registerable transfers of the Property, in form and substance sufficient to transfer up to a 60% interest in the Property. Upon Piper exercising the Option pursuant to subsection 8.1(a) and 8.1(b) hereto it will be entitled to registrar such transfers to the extent of its percentage ownership in the Property.

5.6 The Option is an option only and nothing in this Agreement shall be construed as obligating Piper to do any acts or make any payments hereunder before the Participation Date, and any acts or payments made by Piper hereunder shall not be construed as obligating Piper to do any further act or make any further payment, except that Piper shall be liable to perform or pay for the performance of any reclamation work required as a result of activities carried out on the Property during the Option Period.

5.7 Within 15 days of the execution of this Agreement and during the term of the Option Period, Garson and Piper will establish a management committee for the Property consisting of two members from Garson and two members from Piper. Each of Garson and Piper shall designate in writing to the other the names of its members of the management committee. If Piper elects to incur Expenditures on the Property, Phase 1 of such Expenditures shall be as recommended by David Beilhartz, B.Sc. Hons, P.Geo., and Hadyn R. Butler, B.Sc. Hons, P.Geo., in their Technical (Geological) Report of the Property dated April 7, 2006. In respect to all subsequent Expenditures, the management committee shall have the exclusive right, power and authority to approve, modify, or reject any Program proposed by Piper in relation to its incurring of Expenditures on the Property pursuant to subsection 5.2(c). All decisions of the management committee shall be by the affirmative vote of a majority of the votes entitled to be cast by the members. In the case of an equality of votes on any matter which cannot be resolved, an independent arbitrator mutually acceptable to both members shall be appointed to determine the matter. The arbitrator's decision shall be final and binding on the management committee.

6. RIGHT OF ENTRY

6.1 During the currency of the Option, Piper, its directors, officers, employees, agents and independent contractors shall have the sole and exclusive right and option to:

(a) enter upon the Property;

(b) have exclusive and quiet possession thereof subject to the right of Garson, or its duly authorized representatives, at their own risk and expense, to have access to the Property at all reasonable times for the purpose of inspecting work on the Property;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as Piper may deem advisable;

(d) bring and erect upon the Property such mining facilities as Piper deems advisable; and

(e) remove from the Property and dispose of Mineral Products, but only for the purpose of testing.

7. TERMINATION OF OPTION AND OBLIGATIONS AFTER TERMINATION

7.1 The Option will terminate (unless otherwise agreed by Garson in writing) to the extent not previously exercised pursuant to subsection 8.1(a) hereof:

(a) subject to subsections 34 and 35, at the election in writing of Garson, if any cash payment or issuance of Piper Shares required to be paid or issued, as the case may be, by Piper pursuant to subsection 5.2(a) or (b) respectively or Expenditures required to be incurred by Piper pursuant to subsection 5.2(c) is not paid, issued or incurred, as the case may be, by the Effective Date set out in subsection 5.2, as applicable; or

(b) upon Piper giving 30 days' written notice to Garson that it has abandoned the Option herein.

7.2 In the event of termination of the Option for any reason other than through the exercise thereof, Piper will:

(a) leave the Property:

(i) in good standing with respect to annual maintenance or lease payments as at the effective date of termination;

(ii) free and clear of all liens, charges and Encumbrances arising from its operations hereunder; and

(iii) in a safe and orderly condition with respect to the work carried out by Piper;

(b) deliver to Garson within 90 days of termination a comprehensive report on all work carried out by Piper on the Property (limited to factual matters only) together with copies of all maps, drill logs, assay results and other technical data compiled by Piper with respect to the Property;

(c) have the right to remove from the Property, within 12 months of the effective date of termination, all Supplies and Facilities erected, installed or brought upon the Property by or at the instance of Piper, provided that any such Supplies and Facilities not removed by Piper will thereupon either be removed by Garson and costs associated with the removal will be the responsibility of Piper or the Supplies and Facilities will become the property of Garson; and

(d) deliver to the Garson an acknowledgement of abandonment and release of any interest in the Property or under this Agreement, together with the transfers held by Piper's lawyers pursuant to subparagraph 5.5, free of any liens or charges arising from Piper's activities in respect of the Property.

8. EXERCISE OF OPTION

8.1 Subject to the Option being in good standing and subject to Piper having paid the cash and delivered the shares pursuant to subsections 5.2(a) and 5.2(b) hereof, and delivery of the reports of Expenditures pursuant to subsection 5.4, and subject to subsection 5.5, upon Piper:

(a) having incurred not less than an aggregate of seven hundred thousand dollars ($700,000) in Expenditures, Piper will be deemed to have exercised the Option and to have acquired an undivided fifty (50%) percent right, title and interest in and to the Property; and

(b) subject to the exercise of the Option pursuant to subsection 8.1(a) within sixty days of the delivery of the written notice by Piper to Garson pursuant to subsection 5.4 confirming that not less than $700,000 in Expenditures has been incurred, Piper must elect as to whether or not it wishes to exercise the right to acquire an additional ten (10%) interest in and to the Property and, Piper having incurred not less than an additional five hundred thousand dollars ($500,000) in Expenditures and issuance to Garson of an additional 250,000 common shares of Piper on or before the fourth anniversary of the Effective Date, Piper will be deemed to have exercised the Option for an additional ten (10%) percent and to have acquired an undivided sixty (60%) percent right, title and interest in and to the Property.

(c) if Garson questions the accuracy of the Certificate accompanying the notice from Piper pursuant to subsection 5.4, Piper shall have sixty (60) days from the date that Piper's auditors make their final determination as to the accuracy of such Expenditures to elect as to whether or not it wishes to exercise the right to acquire an additional ten (10% interest in the Property. In order to make such election pursuant to section 8.1(b) or (c) Piper shall give written notice of such election to Garson.

8.2 Following exercise of the Option by Piper pursuant to subsection 8.1(a) and 8.1(b) above, Garson and Piper will take the necessary actions to transfer to Piper the percentage interest earned in the Property by Piper as set out in subsection 8.1.

8.3 Upon Piper having acquired either an undivided fifty (50%) percent interest in the Property or an undivided sixty (60%) percent interest in the Property, whichever shall last occur, Piper and Garson will be deemed to have formed the Joint Venture.

9. ASSOCIATION OF PARTICIPANTS

9.1 On the Participation Date, Garson and Piper shall associate as joint venturers for the following limited functions and purposes:

(a) to further explore and, if deemed warranted as herein provided, to develop the Property and equip it for Commercial Production;

(b) to operate the Property as a mine; and

(c) to engage in such other activity as may be considered by the parties to be necessary or desirable in connection with the foregoing.

9.2 After the Participation Date, all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Participants in connection with the Assets and the Property shall be done, transacted, undertaken or performed in the name of the Operator only, and no party shall do, transact, perform or undertake anything in the name of the other parties or in the joint names of the Participants.

9.3 After the Participation Date, the rights and obligations of the Participants shall be, in each case, several, and shall not be or be construed to be either joint or joint and several. Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute a Participant a partner, an agent or legal representative of any other party. It is intended that this Agreement shall not create the relationship of a partnership between the Participants and that no act done by any Participant pursuant to the provisions hereof shall operate to create such a relationship.

9.4 After the Participation Date, except as otherwise provided herein, each Participant:

(a) shall be solely liable for its Cost Share of Costs and any other costs associated with the exploration, development or operation of the Property as a mine at such time as the liability is incurred by the Operator pursuant to an approved Production Program or Operating Plan;

(b) shall be solely liable for its Cost Share of any debts, liabilities or obligations arising from operations hereunder; and

(c) in proportion to its Interest, shall indemnify and hold harmless the other Participants from any claim of or liability to any third person asserted upon the ground that any action taken under this Agreement has resulted in or will result in any loss or damage to such third person, to the extent, but only to the extent that such claim or liability is paid by such other Participant pursuant to an order of the courts or an agreement in writing of both Participants in an amount in excess of such other Participants' Interests.

9.5 Each Participant shall devote such time as may be required to fulfil any obligation assumed by it hereunder but, except for the parties' respective obligations hereunder in relation to the Property in connection with the Joint Venture:

(a) each Participant shall be at liberty to engage in any other business or activity outside the joint venture constituted hereby, including the ownership and operation of any other exploration or exploitation concessions, permits, licenses, claims and leases wherever located;

(b) neither Participant shall be under any fiduciary or other obligation to the other Participant which shall prevent or impede such Participant from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Participants hereunder; and

(c) the legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a relationship similar to that of the Participants shall not apply with respect to participation by either Participant in any business activity or endeavour outside the joint venture constituted hereby and, without implied limitation, a Participant shall not be accountable to the other for participation in any such business activity or endeavour outside the joint venture constituted hereby which is in direct competition with the business or activity undertaken by the joint venture except as aforesaid.

10. INTEREST OF PARTICIPANTS

10.1 The Participants shall have such Interest as is determined from time to time in accordance with subsections 10.2 and 10.3.

10.2 The Participants will be deemed to have the following respective Interests in the Property and to have incurred the following Expenditures:

(a) on the Participation Date and during the period prior to the exercise or abandonment of the second stage Option pursuant to subsection 8.1(b):

Participant	Interest	Deemed Expenditures
Garson	50%	$700,000
Piper	50%	$700,000
Deemed total expenditures		$1,400,000

(b) upon, and subject to, the exercise of the second stage Option pursuant to subsection 8.1(b):

Participant	Interest	Deemed Expenditures
Garson	40%	$800,000
Piper	60%	$1,200,000
Deemed total expenditures		$2,000,000

10.3 For the purposes of 14.4, 14.8, 15.2 and 15.7 the percentage level of each Participant's Interest in the Property shall be determined from time to time as being equal to the product obtained by multiplying one hundred percent (100%) by a fraction of which the numerator is the amount of such Participant's contributions or deemed contributions to Costs on the Property since the Participation Date plus the deemed Expenditures as at the Participation Date and the denominator of which is the amount of all contributions or deemed contributions to the Costs by all Participants plus the aggregate deemed Expenditures since the Participation Date.

10.4 Subject to subsection 15.2, the percentage level of the respective Interests of the Participants in the Property shall not change so long as each Participant contributes its respective Cost Share of every Program and any Production Program. At any time and from time to time after a Participant has first elected or is deemed to have elected not to contribute its Cost Share to a Program or Production Program or loses its right to contribute to Programs or any Production Program, the percentage level of such Participant's Interest in the Property shall be adjusted in accordance with the formula set out in subsection 10.3.

10.5 If as a result of adjustment pursuant to subsection 10.3 and 10.4, a Participant's Interest in the Property is reduced to 10% or less, or if a Participant elects, or is deemed to have elected, not to participate up to its full Cost Share, the Interest of such Participant (the "Diluted Participant") in the Property shall be deemed to be transferred to the other Participant

(the "Remaining Participant") and thereafter the Diluted Participant shall be deemed not to be a Participant but in consideration of such transfer shall be entitled to receive, and the Remaining Participant shall pay to it a five (5%) percent Net Profits Royalty *Net Profits Royalty* determined and paid in accordance with the provisions of Schedule "C" hereto. Upon such transfer the Diluted Participant will forthwith execute and deliver to the Remaining Participant all such documents as may, in the opinion of legal counsel for the Remaining Participant, be necessary to transfer to the Remaining Participant all Interest of the Diluted Participant, subject to the right of the Diluted Participant to receive a Net Profits Royalty. The remaining Participant shall not transfer any of its interest in the Property without first causing the transferee to assume the Net Profits Royalty.

10.6 If the Interest of any Participant in the Property is converted to a Net Profits Royalty pursuant to subsection 10.5, any decision thereafter to place the Property into Commercial Production shall be at the sole discretion of the Remaining Participant and the Remaining Participant shall be under no obligation and nothing in this Agreement shall be construed as creating an obligation upon the remaining Participant to place the Property into Commercial Production and if the remaining Participant commences the operation of the Property as a mine, the remaining Participant shall have the unfettered right to suspend or curtail any such operation from time to time as they in their sole discretion may deem advisable.

11. OPERATOR

11.1 Subject to the right of the Management Committee to change or appoint the Operator and to the Management Committee's general direction and control, Piper will act as the initial Operator under this Agreement with respect to the Property commencing immediately after the Participation Date. The party acting as Operator may resign as Operator at any time by giving 120 days' prior written notice to the other Participant and within such 120 day period the Management Committee shall appoint the other Participant to act as the Operator upon the terms set out in this Agreement.

11.2 Title to any of the Assets held by the Operator, or a Participant, shall be held by the Operator, or such Participant in trust for the Participants in accordance with their respective Interests, subject to the terms of this Agreement. Any party may require any other party to transfer any of the Assets to be held to a mutually acceptable escrow holder on terms to be agreed upon.

11.3 If after the Participation Date the Operator fails to perform in a manner consistent with its powers and duties under this Agreement then any Participant may give to the Operator written notice setting forth particulars of the Operator's default. The Operator shall within 30 days of receipt of such notice either dispute the occurrence of such default, or commence to remedy the default within the time limit aforesaid (and thereafter, in the latter case, shall proceed continuously and diligently to complete all require remedial action). The Operator may take action to remedy an alleged default without prejudice to its right to dispute the occurrence of the default and to claim recovery of expenses incurred in remedial work not occasioned by its default. If the Operator disputes any alleged default or if the Participant alleging a default gives to the Operator a further written notice that the Operator has failed to proceed continuously and diligently to complete all required remedial action to remedy a default previously alleged by such Participant, then the matter shall be referred to arbitration under Section 30 of this Agreement.

11.4 If after the Participation Date any of the following occur, the Operator will be deemed to have offered to resign, which offer shall be accepted, if at all, within 30 days following such deemed offer upon the occurrence of any of the following events:

(a) if an attachment in respect to any material liability of the Operator is made on the Property which is not related to the business of the Joint Venture;

(b) if the Operator:

(i) admits in writing its inability to pay its debts as they become due other than indebtedness ("non-recourse financing") for money borrowed or guaranteed where the recourse of the holder thereof is restricted to realization upon specific assets none of which consist of any Interest, and where

failure to pay the indebtedness does not result in the creation of an unsecured obligation of the Operator;

(ii) makes an assignment for the benefit of creditors;

(iii) consents to the appointment of a receiver (other than a receiver appointed under non-recourse financing) for all or a substantial part of its assets;

(iv) files a petition in bankruptcy or for a reorganization or an arrangement under applicable bankruptcy, insolvency or creditors' relief laws, or otherwise seeks the relief therein provided; or

(v) is adjudicated bankrupt or insolvent; or

(c) if a Court order is pronounced in respect to the Operator appointing a receiver or trustee for all or a substantial part of its property (except for property, other than the Property, securing non-recourse financing), or approving a petition in bankruptcy or for a reorganization under applicable bankruptcy, insolvency or creditors' relief laws or for any judicial modification or alteration of the rights of creditors.

11.5 Upon ceasing to be Operator, the former Operator shall forthwith deliver to its successor all Assets, books, records and other property both real and personal relating to this Agreement or its role as Operator under this Agreement. The former Operator shall use its best efforts to transfer to its successor, as of the effective date of the former Operator's resignation or removal, its rights and obligations, if any, as Operator under all contracts relating to the Assets, and pending such transfer and in relations to all other contracts relating to the Assets, the former Operator shall hold its right and interest as Operator from the date of resignation or removal for the account and to the order of the new Operator.

11.6 As soon as practicable after the effective date of resignation or removal of the Operator the Management Committee shall have the accounts of the Operator relating to the Assets audited by an independent auditor (who may be the auditor of a Participant), and shall conduct an inventory of all Assets and such inventory shall be used in the return of and the accounting for the Assets by the Operator who has resigned or has been removed. All costs and expenses incurred in connection with such audit and inventory shall be deemed to be Costs.

11.7 The Operator shall not act or hold itself out as agent for any of the Participants nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by a Participant.

12. POWER AND AUTHORITY OF OPERATOR

12.1 After the Participation Date and subject to the control and direction of the Management Committee, the Operator shall have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine, including and without limiting the generality of the foregoing, the right, power and authority to:

(a) prepare and present to the Management Committee for approval Programs, Production Programs, any Feasibility Report and Operating Plans in respect of the Property, as applicable;

(b) implement the Programs in accordance with section 14 and any Production Program in accordance with a Feasibility Report approved by the Participants in accordance with section 15 and any Operating Plan in accordance with section 18;

(c) regulate access to the Property subject to the right of the Participants to have reasonable access to the Property at all times;

(d) employ and engage such employees, agents, and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder, but the Operator shall not enter into contractual relationships with an Associated Company except on terms which are commercially competitive;

(e) exclude any part of the Property from this Agreement provided it shall give 60 days prior notice to the Participants of its intention to do so and if any of the Participants notifies the Operator within such 60 day period of its desire to hold such part of the Property the Operator shall deliver to such Participants, duly executed transfers of the Property in registrable form in favour of such Participants transferring such part of the Property to such Participants, and any such part of the Property so transferred shall no longer be subject to this Agreement; and

(f) charge the Participants the following sums in respect of its Head Office overhead functions which are not charged directly:

(A) with respect to Costs:

(i) two (2%) percent for each individual contract which expressly includes an overhead charge by the party contracted;

(ii) five (5%) percent for each individual contract which exceeds $50,000 and is not subject to subsection 12 (f)A(i);

(iii) ten (10%) percent of all other Costs not included in subsection 12(f)A(i) and (ii).

(B) with respect to Costs incurred following the completion of a Feasibility Report showing that production is commercially viable and up to the commencement of Commercial Production: one (1%) percent of all other such Costs;

(C) subsequent to the commencement of Commercial Production: two (2%) percent of all Costs;

and its compensation shall be included and form part of the budget for each Program, such charges to be payable monthly in arrears for the Costs incurred in that month, on the basis that such fee will be reviewed annually by the Management Committee to ensure that the Operator is reimbursed its actual costs for acting as such but neither profits nor loses as a result of charging such fee.

13. DUTIES AND OBLIGATIONS OF THE OPERATOR

13.1 After the Participation Date, the Operator shall have such duties and obligations as the Management Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations:

(a) to propose to the Management Committee and, if approved, to implement Programs, the Production Program and Operating Plans;

(b) subject to the cooperation of the parties to the Joint Venture, to maintain the Property in good standing and record for assessment credits;

(c) to manage, direct and control all exploration, development and producing operations in and under the Property, in a careful, prudent and workmanlike manner, and in compliance with all applicable laws, rules,

orders and regulations including, without limitation, those relating to reclamation and environmental protection;

(d) to prepare and deliver to the Participants during periods of active field work quarterly progress reports of the work in progress in such form as the Management Committee may direct which include statements of Costs and comparisons of such Costs to the approved Programs or Production Program and comprehensive annual reports on or before April 30th each year covering the activities hereunder and results obtained during the calendar year ending on December 31st immediately preceding and timely current reports and information on any material results obtained together with such other reports as any Participant may reasonably request;

(e) to account to the Participants for all contributions to Costs and to use all reasonable efforts to limit or curtail Program Overruns or Production Program Overruns;

(f) to maintain true and correct books, accounts and records of operations hereunder in accordance with generally accepted accounting principles, applied consistently from year to year;

(g) to permit the Participants, at their own expense, to inspect, have access to, take abstracts from or audit all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, including any or all of the records and accounts referred to in subsection 13.1(e) that have been prepared exclusively in respect of operations hereunder, during normal business hours;

(h) to obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, adequate insurance coverage with a bodily injury, death and property damage limit of not less than $3,000,000 per occurrence;

(i) to permit the Participants or their representatives so appointed, at their own expense and risk, access to the Property and all data derived exclusively from carrying out work thereon;

(j) to arrange for and maintain Workers' Compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(k) to perform its duties and obligations in a manner consistent with good exploration and mining practices;

(l) to transact, undertake and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of the Participants in the Operator's name; and

(m) to obtain and maintain comprehensive automobile liability insurance covering all vehicles, hired, owned and non-owned, with a limit on liability of not less than $2,000,000 combined single limit per occurrence for bodily injury and property damage.

14. PROGRAMS

14.1 After the Participation Date, and subject to a non-Operator's (as defined below) right to present a Program as set out in subsection 14.2, Expenditures shall only be incurred under and pursuant to Programs prepared by the Operator and approved by the Management Committee as provided in this section. Any Feasibility Report shall be prepared pursuant to a separate Program.

14.2 Forthwith after the Participation Date and on or before the earlier of 90 days after the completion of the last Program or, subject to the rights of the Participant other than the Operator (the "non-Operator") to present a Program as set out below, on or before April 15 in each year if no Program has been approved or completed in that year, the Operator shall prepare

and submit to the Management Committee a Program proposed by the Operator for the following year. If in any year the Operator fails to submit a Program in accordance with this subsection, the non-Operator will have the right to prepare and submit a Program in its stead and the provisions of this section will apply, mutatis mutandis, to such Program. If the Participant acting as Operator elects or is deemed to have elected not to contribute to the Program presented by the non-Operator in accordance with this section, the Management Committee shall be deemed to have approved such Program and to have appointed the non-Operator who presented such Program as Operator for the purpose of implementing such Program.

14.3 Within 90 days of the approval by the Management Committee of the first Program following the Participation Date and, thereafter, within 30 days of the approval of a Program by the Management Committee, each Participant shall give written notice to the Operator and the other Participant stating whether or not it elects to contribute its Cost Share of such Program. Failure to give notice pursuant to this subsection within such 90 day or 30 day period, as the case may be, will be deemed to be an election by a Participant not to contribute its Cost Share of such Program.

14.4 If a Participant (the "Non-Contributing Participant") elects or is deemed to have elected not to contribute its Cost Share of a Program approved by the Management Committee pursuant to subsection 14.3 the remaining Participant (the "Contributing Participant") may give notice in writing to the Operator that such Contributing Participant will contribute all Expenditures to be incurred under or pursuant to such Program by the Non-Contributing Participant in addition to its own Cost Share, and thereafter, the Operator will proceed with such Program. If at least 80% of the budgeted Expenditures in respect of such Program are incurred, the Participants' respective Interests shall thereafter be adjusted in accordance with subsection 10.3. If less than 80% of the budgeted Expenditures in respect of such Program are incurred, the Interests of the Participants will not be adjusted unless notice is first given by the Operator to the Non-Contributing Participant (the "Non-Contributing Participant") that the Program was abated together with notice of the amount of the actual Expenditures incurred, and the Non-Contributing Participant does not within 30 days thereafter reimburse the Contributing Participant to the extent of the Non-Contributing Participant's Cost Share of such Program (being the amount which the Contributing Participant elected to and did contribute instead of the Non-Contributing Participant) together with interest thereon from the date contributed at a per annum rate of the Prime Rate plus 3%. If the Non-Contributing Participant so reimburses the Contributing Participant within such 30 day period it shall be deemed to have contributed its Cost Share of such Program and the Participants' respective Interests shall not be adjusted in accordance with subsection 10.3. The Operator will not proceed with any Program which is not fully funded by the Participants.

14.5 An election to fund a Program shall make a Participant liable to pay its Cost Share of all of the Expenditures actually incurred under or pursuant to such Program, including Program Overruns up to but not exceeding 10% of estimated Expenditures.

14.6 After having elected to fund a Program which is proceeded with, each Participant shall, within 10 days after being requested in writing to do so by the Operator, pay such amount of Expenditures incurred or to be incurred under or pursuant to such Program as the Operator may require, but the Operator shall not require payment of any funds more than one month in advance of the period during which the same are to be expended. Monthly Expenditure projections will be delivered by the Operator to the Participants once each calendar quarter for the next succeeding three months.

14.7 If it appears that Expenditures will exceed by greater than 10% those estimated under a Program, the Operator shall immediately give written notice to the Participants outlining the nature and extent of the Program Overruns. If such Program Overruns are accepted by the Participants then, within 10 days after the receipt of a written request from the Operator, each Participant shall pay to the Operator its Cost Share of such Program Overruns. If any Participant does not accept such Program Overruns, or fails to pay the same, the Operator shall be entitled to curtail or abandon such Program, failing which it will be solely responsible for the amounts in excess of 10%, which will be deemed not to be Costs under this Agreement.

14.8 If a Participant at any time fails to pay such amount of Expenditures as is requested by the Operator in accordance with subsection 14.6 after having elected to do so or, after all Participants have accepted Program Overruns in accordance with subsection 14.7, fails to pay its Costs of such Production Overruns upon request to do so, the Operator may give written notice to such Participant demanding payment, and if such Participant has not paid such amount within 30 days after receipt of such notice, such Participant shall be deemed to:

(a) be in default under subsection 14.6 or 14.7, as applicable; and

(b) have lost its right to contribute to such Program;

and the other Participant shall have the right to contribute all Costs to be incurred under or pursuant to that Program and the Participants' respective Interests in the Property shall be adjusted in accordance with subsection 10.3 at which point such default shall be deemed to have been cured. The Operator shall have the right to curtail or abandon any Program which is not fully funded by the Participants.

15. PRODUCTION PROGRAMS

15.1 If the Operator determines that the economic potential of any part of the Property warrants the preparation of a Feasibility Report the Operator will present a Program in accordance with section 14 contemplating the preparation of a Feasibility Report. The Operator will forthwith deliver to the Management Committee any internal or draft report or reports on the economics of Commercial Production and on completion of the Feasibility Report pursuant to such Program the Operator shall forthwith deliver to the Participants a Feasibility Report and if in the opinion of the Management Committee it is warranted based on the conclusions reached in the Feasibility Report, the Operator shall prepare a Production Program in respect to such part of the Property which shall include at least the following:

(a) a description of that part of the Property to be covered by the proposed mine;

(b) the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(c) the costs and time estimate for permitting and the proposed procedure for development, mining and production;

(d) results of ore amenability tests (if any);

(e) the nature and extent of the Facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(f) the total costs, including capital budget, which are reasonably required to obtain permitting for and to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(g) all environmental, socio-economic and heritage baseline impact studies and costs;

(h) the period in which it is proposed the Property shall be brought to Commercial Production;

(i) such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic consideration; and

(j) working capital requirements for the initial four month operation as a mine or such longer period as may be reasonably justified in the circumstances.

15.2 After the Participation Date, so long as it has not lost its right to contribute to Programs and to Production Programs should the Operator fail to present a Program pursuant to subsection 15.1 O within one (1) year of the Participation Date, any Participant (the "non-Operator" for the purpose of this subsection) may at any time thereafter request the Operator to present a Program contemplating the preparation of a Feasibility Report with respect to Property and if the Operator fails to do so within 60 days of such request, such Participant shall have the right to become Operator for the purpose of completing such

a Program at its own cost and expense but the Participant's respective Interests in that Property will not be adjusted under subsection 10.3 during the course of such Program. Upon completion of a Feasibility Report the non-Operator shall forthwith deliver a copy to the Management Committee together with a Production Program and the non-Operator's election to fund its Cost Share of such Production Program if, in the opinion of non-Operator, it is warranted based on the conclusions reached in the Feasibility Report. If the Participant who did not contribute to the preparation of the Feasibility Report and Production Program elect pursuant to subsection 15.3 to participate in a Production Program based on the Feasibility Report prepared by the non-Operator, the Participant who did not contribute shall reimburse the non-Operator their respective Cost Share of an amount equal to 150% of such Participant's Cost Share of the Feasibility Report in order to maintain their respective Interest in the Property, failing which its Interest will be adjusted in accordance with subsections 10.3 and 10.4. If the Participant who did not contribute to the Feasibility Report does not elect to contribute its respective Cost Share pursuant to subsection 15.3 the non-Operator may contribute all Costs relating thereto, and, as a result, the Participants' respective Interests in the Property shall thereafter be adjusted in accordance with subsections 10.3 and 10.4 including the cost of Feasibility Report. If the non-Operator does not elect to contribute to the Production Program, the cost of the Feasibility Report will not result in the adjustment of the Participants' Interest in the Property pursuant to subsection 10.3.

15.3 Subject to subsection 15.2, within six months of the delivery to the Participants of a Production Program and Feasibility Report delivered pursuant to either subsection 15.1 or 15.2 each Participant shall give written notice to the Operator stating whether it elects to contribute its Cost Share of the Production Program. Failure to give such notice within such six month period shall be deemed to be an election not to contribute to such Production Program and the provisions of subsection 15.7 shall apply. If all Participants elect to contribute their respective Cost Shares of the Production Program the Operator shall implement the Production Program. The Operator will not proceed with any Production Program which is not fully funded by the Participants.

15.4 An election to fund a Production Program shall make a Participant liable to pay its Cost Share of:

(a) all of the Production Program Costs actually incurred under or pursuant to such Production Program, including Production Program Overruns up to but not exceeding 10% of estimated Production Program Costs,

(b) Operating Costs and any other costs associated with establishing and operating the Property as a mine at such time as the liability is incurred by the Operator; and

(c) any debts, liabilities or obligations arising from operations hereunder in respect of the Property, except financing costs incurred by the other Participant in connection with such other Participants' contributions to the Production Program.

15.5 Commencing 90 days after having elected to fund a Production Program which is proceeded with, each Participant shall, within 30 days after being requested in writing to do so by the Operator, pay such amount of Production Program Costs incurred or to be incurred under or pursuant to such Production Program as the Operator may require, but the Operator shall not require payment of any funds more than one month in advance of the period during which the same are to be expended.

15.6 If it appears that Production Program Costs will exceed by greater than 10% those estimated under a Production Program, the Operator shall immediately give written notice to the Participants outlining the nature and extent of the Production Program Overruns. If such Production Program Overruns are accepted by the Participants then, within 30 days after the receipt of a written request from the Operator, each Participant shall pay to the Operator its Cost Share of such Production Program Overruns. If any Participant does not accept such Production Program Overruns, or fails to pay the same, the Operator shall be entitled to curtail or abandon such Program, failing which it will be responsible for the amounts in excess of 10%, which will be deemed not to be Costs under subsection 10.3.

15.7 If a Participant elects or is deemed to have elected not to contribute its Cost Share of a Production Program pursuant to subsection 15.4, such Participant will be deemed to have lost its right to contribute to the Production Program and the other Participants will have the right, pro rata in accordance with their respective Interests in the Property, to contribute all

Production Program Costs to be incurred under or pursuant to the Production Program and the Operator will proceed with the Production Program and the Participants' respective Interests in the Property will thereafter be adjusted in accordance with subsection 10.3.

15.8 If a Participant:

(a) at any time fails to pay such amount of Production Program Costs as is requested by the Operator in accordance with subsection 15.5; or

(b) at any time fails to pay such amount of Production Program Overruns as was accepted by such Participant in accordance with subsection 15.6,

the Operator may give written notice to such Participant demanding payment, and if such Participant has not paid such amount within 30 days after receipt of such notice, such Participant shall be deemed to be in default under subsection 15.5 or 15.6 and have lost its right to contribute to the balance of the Production Program in respect of the Property. The remaining Participant shall have the right to contribute the remaining Production Program Costs to be incurred under or pursuant to the Production Program in respect of the Property and the Operator will proceed with the Production Program and the Participants' respective Interests in respect of the Property shall thereafter be adjusted in accordance with subsection 10.3.

15.9 If neither of the Participants elects to pay the Cost Share of a Non-contributing Participant, then the Operator may elect any of the following remedies:

(a) the Operator may elect to pay the Non-contributing Participant's Cost Share of Production Program Costs in respect of which such demand relates, in which case the Operator will be entitled to recoup such amount together with interest at a rate equal to the Prime Rate plus three (3%) percent per annum, compounded semi-annually, not in advance, on June 30 and December 31 in each year, pursuant to subsection 19.3, and upon such payment being made by the Operator such amount so contributed (but not including any such interest) will be deemed to be a contribution to Production Program Costs by the Non-contributing Participant for purposes of the calculation of each Participant's Interest as set out in subsection 10.3 and the Non-contributing Participant will no longer be in default;

(b) in the event that the Operator elects to pay the Non-Contributing Participant's Cost Share of Production Program Costs and such payment results in the Non-Contributing Participant's Interest being reduced to 10% or less, the Operator may elect to have the Interest of the Non-contributing Participant transferred to the Operator in consideration of the Non-contributing Participant receiving, as consideration therefore, a five (5%) percent Net Profits Interest, and thereupon the Operator will be deemed to have assumed to obligation to contribute to Production Program Costs all of the Cost Share of the Non-contributing Participant not theretofore contributed by the Non-contributing Participant and that any loans made by the Operator on behalf of the Non-contributing Participant pursuant to subparagraph (a) will be deemed to have been satisfied by such transfer of the Non-contributing Participant's Interest to the Operator. Following such transfer, the Non-contributing Participant will no longer have an Interest nor will it be a Participant or have any rights to participate in the development and exploitation of the Property; or

(c) the Operator may elect to terminate the Production Program.

16. MANAGEMENT COMMITTEE

16.1 The Participants will, as soon as is practicable after the Participation Date, establish a Management Committee for the Property consisting of two members of each Participant. Each Participant shall designate in writing to the other the names of its members of the Management Committee.

16.2 A Participant may from time to time revoke in writing the appointment of its member to the Management Committee and appoint in writing another in his place. A Participant may from time to time in writing appoint one alternate

member for any member theretofore appointed by such Participant to the Management Committee. Alternate members may attend meetings of the Management Committee, and in the absence of the member, his alternate may vote and otherwise act in the place and stead of a member. Whenever any member or alternate member votes or acts, his votes or actions shall for all purposes of this Agreement be considered the actions of the Participant whom he represents. The Participants shall give written notice to each other from time to time as to names, addresses, telephone numbers and facsimile numbers of their respective members and alternates on the Management Committee.

16.3 Meetings of the Management Committee may take place by means of counterpart resolutions delivered by facsimile, mail or courier or by means of conference telephones or other communication facilities by which means all Participants or their alternates participating in the meeting can hear each other. The persons participating in a meeting in accordance with this subsection shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 Meetings of the Management Committee shall be held at least once in each calendar year and may be called by the Operator or any Participant by giving ten days' notice in writing to the others except that 60 days' notice shall be given in respect of a meeting to consider a pre-Feasibility Report or Feasibility Report and Production Program, unless otherwise agreed to by the Participants.

16.5 The initial chairman of the Management Committee (the "Chairman") shall be determined by Piper and thereafter designated by the Participant with the greatest Interest in the Property.

16.6 The Operator shall consult freely with the Management Committee and the members thereof, and keep them fully advised of the present and prospective operations and plans and shall furnish the Management Committee with quarterly reports relating to the status of the Property together with timely current reports and information on any material results relating to the Property.

16.7 Voting by the Management Committee may be conducted by verbal, written, facsimile or electronic ballot.

16.8 Except as hereinafter provided in subsection 16.11 and 16.2, a quorum of any meeting of the Management Committee shall consist of any combination consisting of one member or one alternate of each Participant. If a quorum is not present within thirty minutes after the time fixed for holding any such meeting, the meeting shall be adjourned to the same day in the next week (unless such day is a non-business day in which case it shall be adjourned to the next following business day thereafter) at the same time and place. At the adjourned meeting the members or alternate members present in person (which may include only one person) shall form a quorum and may transact the business for which the meeting was originally convened.

16.9 One member of the two members appointed by each Participant will be designated as the voting member. The voting member (or alternate member in the absence of the member) of the Management Committee shall have a number of votes equal to the Interest held by the Participant such member or alternate member represents.

16.10 Except as otherwise provided in this Agreement, all decisions of the Management Committee shall be by the affirmative vote of a majority of the votes entitled to be cast by members. The member or members representing a Participant, which is in default shall be entitled to attend meetings of the Management Committee but shall not be entitled to vote.

16.11 In the case of an equality of votes on any matter which cannot be resolved, the Chairman shall have a casting vote in respect of all matters related to Programs, Production Programs, or otherwise incurring Expenditures on the Property, and if the Chairman exercises such vote it will be deemed to be a resolution approved by a majority of the votes of the Participants, and in all other cases, the matter shall be referred to arbitration pursuant to section 30.

16.12 The following matters shall require the unanimous approval of the Management Committee:

(a) the acquisition or disposition of an Asset or series of Assets with a fair market value in excess of $1,000,000 or an Asset that the acquisition or disposition of which would substantially change the nature of the business ordinarily conducted by the Joint Venture;

(b) the borrowing of any funds in an amount greater than $1,000,000, on behalf of the Joint Venture or the incurrence, assumption or guarantee of any debt by the Joint Venture, except as incurred in the ordinary course of business;

(c) the commencement of any litigation on behalf of the Joint Venture seeking damages in excess of $100,000 or the settlement of any litigation or other dispute involving the Joint Venture for an amount in excess of $100,000; and

(d) the disposition of all or any material portion of the Property.

16.13 All meetings shall be held at such place in the City of Vancouver, as shall be designated by the Operator unless otherwise agreed to by the Participants.

16.14 There shall be included with a notice of meeting such material and data as may be reasonably required to enable the members of the Management Committee to determine the position they should take in respect of any vote or election to be made at such meeting.

16.15 The Operator shall have the responsibility of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing same to the Participants. Unless any Participant whose representative was present at the relevant meeting objects by notice in writing delivered to the Operator within 30 days of receipt of minutes of meetings, detailing the basis for such objection, the minutes so distributed shall be deemed a conclusive record of the proceedings of such meetings. The Participants shall not effect any action based on minutes, which are in dispute and, in the event of any dispute in respect of the minutes, the Participants shall reconvene a Management Committee meeting within seven days to resolve such dispute.

17. POWERS OF MANAGEMENT COMMITTEE

17.1 The Management Committee shall, without limiting any of its powers as specified elsewhere in this Agreement, have the exclusive right, power and authority separately with respect to the Property to:

(a) approve, modify, or reject any Program, Feasibility Report, Production Program or Operating Plan proposed by the Operator or any Program, Feasibility Report or Production Program proposed by a Participant;

(b) remove the Operator of the Property;

(c) appoint a new Operator if the Operator resigns pursuant to subsection 11.1 or is deemed to have resigned pursuant to subsection 11.3;

(d) determine the terms of engagement of the Operator, including any remuneration payable to the Operator on the basis that the Operator should neither profit nor lose for acting as such;

(e) approve or reject the sale, abandonment or disposition of any part of the Assets (other than the Property), which, in the case of any asset or series of related assets having a value in excess of $200,000; and

(f) establish accounting procedures from time to time for the Operator.

18. OPERATING PROGRAMS, BUDGETS AND PAYMENTS

18.1 On the commencement of Commercial Production for the Property, all mining operations on the Property will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of an operating year and in accordance with the Accounting Procedure. The first operating year for the Property will be the period from the commencement of Commercial Production to December 31st of the same calendar year and thereafter each operating year will coincide with the calendar year (an "Operating Year").

18.2 Prior to the beginning of each Operating Year the Operator will prepare and deliver to the Participants an Operating Plan for the ensuing Operating Year. The Operating Plan applicable to the first Operating Year will be submitted not later than the third quarter of each Operating Year, and the Operating Plan for each subsequent operating year will be submitted not later than November 15 in the year immediately preceding the Operating Year to which such Operating Plan relates. Each Operating Plan will contain, with reference to the Operating Year to which it relates, the following:

(a) a plan of proposed mining operations including, without limiting the generality of the foregoing, particulars of any special items such as:

(i) an increase of 20% or more in the capacity or through put of the concentrating mill or mining capacity,

(ii) additional general exploration of the Property outside the mine,

(iii) opening and equipping an additional mine or mines on the Property,

(iv) any departure from development or mining plans previously followed by the Operator,

(v) any plans for stockpiling of Mineral Products, or

(vi) any development work to be completed in any Operating Year if such work in not required in the ordinary course to continue mining as contemplated by the approved Operating Plan and Costs therefore are reasonably estimated by the Operator to exceed $1,000,000;

(b) a detailed estimate of all Operating Costs plus a reasonable allowance for contingencies;

(c) an estimate of the quantity of Mineral Products to be produced from the Property; and

(d) such other facts and figures as may be necessary to give the other parties a reasonably complete picture of the results the Operator plans to achieve;

and the Operator shall promptly supply to each Participant any additional or supplemental information which that Participant may reasonably require in respect to the Operating Plan.

18.3 Each Participant will have 60 days from receipt of any annual Operating Plan within which to consider such Operating Plan following which a meeting of the Management Committee will be called to deal with any objections and alternative proposals. The proposed Operating Plan will then be voted on by the Management Committee. If the proposed Operating Plan is approved but any Participant objects to the approved Operating Plan on the basis of any of the items as set out in subparagraphs 18.2(a)(i) to (vi) the Operator will either modify the Operating Plan or may elect to bear the Operating Costs of such Participant relating to such item, in which event it will be entitled to recoup such amount together with interest at the Prime Rate plus two percent.

18.4 Based upon the budgets submitted to and approved by the Management Committee as the same may be revised from time to time the Operator shall submit to each Participant on or before the 10th day of each month an estimate of the cash requirements for the next month which shall show:

(a) separately the estimated cash disbursements which the Operator will be required to make for Operating Costs and any other expenditures approved by the Participants;

(b) the extent if any to which such disbursements will be satisfied out of cash in the Operating Fund (as hereinafter defined) after allowing for the cash balance to be maintained in the Operating Fund as approved by the Management Committee;

(c) the amounts, if any, which are credited to each Participant in the immediately preceding month;

(d) the Cost Share which each Participant will be required to furnish to the Operator for such disbursements net of and indicating the amount of Operating Costs, if any, to be advanced by the Operator on behalf of that Participant pursuant to subsection 18.3; and

(e) the account into which the required funds are to be deposited.

18.5 Within 15 days after receipt of each such cash estimate, the Participants will remit to the Operator their respective Cost Shares required under paragraph 18.4(d) and if any Participant fails to pay all or any part of its Cost Share pursuant to paragraph 18.4(d) the Operator shall be entitled to pay the unpaid share of that Participant. If the Operator pays such unpaid share, it will be entitled to recoup such amount, together with interest thereon at a rate equal to the Prime Rate plus three (3%) percent per annum, compounded semi-annually, not in advance, on June 30 and December 31 in each year, pursuant to subsection 19.3, and have a lien in respect of 100% of such amount pursuant to section 24.

18.6 Prior to incurring any Operating Cost hereunder or as soon as reasonably practicable thereafter, the Operator will open an account or accounts in bank(s) approved by the Participants for the purpose of establishing and maintaining therein at all times a cash fund (the "Operating Fund") from which Operating Costs will be paid by the Operator or from which the Operator may be reimbursed for Operating Costs spent by it.

18.7 All money received by the Operator from the Participants and the payment of the Operator's invoices for accrued Operating Costs shall be deposited in the Operating Fund and, in addition, each Participant shall deposit or cause to be deposited in the Operating Fund at the times and in the manner provided in subsection 18.4 the sums provided for therein. The total amount of deposits in the Operating Fund, regardless of the source thereof, shall at no time exceed the gross Operating Costs of the Operator for the then current and next succeeding month as estimated in the Operating Plan then in effect.

18.8 On commencement of the Production Program or on such earlier date as the Operator considers it necessary based on the work being carried out on the Property, the Operator shall establish and administer a contingency fund (the "Contingency Fund"), in addition to all required statutory funds, to be maintained as a separate account for the purpose of paying all costs, outlays, expenses, obligations, liabilities and charges of whatever kind or nature incurred or chargeable, directly or indirectly, by the Participants for environmental protection, reclamation, pollution control, testing, monitoring, clean-up, containment and removal of hazardous substances from the Property, remediation, decommissioning, shutdown and other similar matters ("Reclamation and Remediation Costs"), severance pay and pensions for employees arising as a result of operations and in connection with the permanent shut down in whole or in part of any mine on the Property. At the time such Contingency Fund is established the Operator will estimate the amount required throughout the life of the mine and, based upon the estimated mine life, the amount required to be contributed by each Participant in accordance with its Interest in the Property on an annual basis or from time to time in the case of special or unexpected Reclamation and Remediation Costs. Such Contingency Fund shall be held in trust on behalf of the Participants and invested and reinvested by the Operator in Government of Canada treasury bills or similar liquid investments as the Management Committee may from time to time authorize acting prudently on behalf of the Participants. To the extent that additional funds are required once the Contingency Fund is in place and the Management Committee is of the view that there will be sufficient future Mineral Products produced from the Property to replenish any moneys borrowed from the Contingency Fund the Operator will distribute such funds to the

Participants in accordance with their respective Interests in the Property. In the event of any subsequent shortfall in the Contingency Fund, each Participant will within 30 days of being requested to do so in writing by the Operator, repay its Cost Share of such funds.

18.9 If the Interest of a Participant in the Property is converted to a Net Profits Royalty pursuant to subsection 10.5 the Participant whose Interest in the Property was converted shall remain liable for its Cost Share of all amounts chargeable to it in respect of the Property through to the date of such conversion. If the remaining Participants require it to do so, the Participant whose Interest in respect of the Property was so converted shall secure to the satisfaction of the remaining Participants its Cost Share of the costs of reclamation of the surface lands to the Property and other environmental rehabilitation as may be required, such Cost Share to be determined on the basis of the Interest of such Participant in respect of the Property at the time the events giving rise to such liabilities occurred.

19. DISPOSITION OF PRODUCTION

19.1 Subject to the provisions of subsection 19.3, for any period after the commencement of Commercial Production on the Property and provided that each Participant has paid to the Operator its respective Cost Share of Operating Costs for that period, the Participants shall take in kind and separately dispose of Mineral Products in the ratio of their respective Interests in the Property.

19.2 For purposes of determining the value of Mineral Products taken in kind pursuant to subsection 19.1, each Participant's share of Mineral Products shall be valued at the time of delivery to the Participants (or purchase or sale by the Operator pursuant to subsection 19.5) and at a value equal to that received by the Participant acting as Operator for its share of such Mineral Products after deduction of:

(a) all costs of transporting Mineral Products, including insurance, from the Property to the place of delivery designated by the purchaser of such Mineral Products,

(b) such reasonable charge for marketing Mineral Products as is consistent with generally accepted industry marketing practices, and

(c) all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by such Participant in connection with the disposition of Mineral Products taken in kind.

19.3 If the Operator makes any payment on behalf of a Participant pursuant to subsections 15.9 (a) and 18.5, it shall have the prior and preferred right pursuant to section 24 to receive that Participant's share of Mineral Products under subsection 19.1 until the Operator has received Mineral Products in kind of a value equal to 100% of the actual payment plus interest at the Prime Rate plus three (3%) percent made as provided in subsection 18.5. If the Operator makes any payment on behalf of a Participant pursuant to subsection 18.3 it shall have the prior and preferred right pursuant to section 25 to receive that Participant's share of Mineral Products under subsection 19.1 until the Operator has received Mineral Products in kind of a value equal to the actual payment made by the Operator pursuant to subsection 18.3 together with interest at the Prime Rate plus three per cent, calculated on the outstanding balance from time to time from the date of advance of such funds.

19.4 Any extra expenditure incurred by reason of the taking in kind or separate disposition by a Participant of its proportionate share of Mineral Products shall be borne by that Participant and that Participant shall be required to construct, operate and maintain, at its own expense, any and all facilities which may be necessary to receive, store and dispose of its share of Mineral Products.

19.5 If either Participant elects not to take Mineral Products in kind or fails to make the necessary arrangements to take in kind or separately dispose of its proportionate share of Mineral Products, the Operator as agent may purchase for its own account or sell such share, subject to the right of the Participant owning such share to revoke at will the Operator's authority under this subsection in respect of Mineral Products not then purchased by the Operator or committed for sale to others, and the Operator shall be entitled to deduct from the sale proceeds all costs of or related to marketing such Mineral

Products including, without limitation, transportation, storage, commissions, and discounts but all contracts of sale executed by the Operator for a Participant's share of Mineral Products shall be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the circumstances and in no event shall any such contract be for a period in excess of one year.

19.6 Proceeds, if any, from the sale by the Operator of Mineral Products pursuant to subsection 19.5 shall be calculated by the Operator separately for each Participant at the end of each calendar month and shall be paid monthly within 20 days after the end of each such calendar month following payment to the Operator by each Participant of its respective Cost Share of Operating Costs outstanding as at the end of that calendar month.

19.7 If a Participant, any Associated Company of a Participant or any person with whom a Participant is not dealing at arm's length is a purchaser of Mineral Products from a Participant, and if the value of such Mineral Products is to be used to determine any matter arising under this section, such Participant shall be required to receive competitive prices for all Mineral Products so sold.

20. AUDIT

20.1 The records relating to the Property including all Costs and Mineral Products taken in kind or to the calculation of proceeds from the sale thereof shall be audited annually at the end of each fiscal year of the Operator and:

(a) any adjustments required by such audit shall be made forthwith;

(b) a copy of the audited statements shall be delivered to the Participants within six months of the end of such fiscal year; and

(c) the expenses of any such audit will be deemed to be Costs;

and all such accounts and records shall be deemed to be correct and accurate unless questioned by a Participant within 12 months following the end of the calendar year to which the accounts relate.

20.2 Each Participant at reasonable times and upon notice in writing to the Operator, shall have the right to inspect, audit and copy the Operator's accounts and records relating exclusively to the operations of the Joint Venture for any calendar year within 12 months following the end of such calendar year. The Participants shall make all reasonable efforts to conduct audits in a manner which will result in a minimum of inconvenience to the Operator and the expenses of any such audit will be borne by the Participant which implemented it.

21. SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

21.1 Subject to subsection 21.2, each Participant agrees that all information obtained hereunder shall be the exclusive property of the Participants and not publicly disclosed or used other than for the activities contemplated hereunder and except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the written consent of the other Participants, such consent not to be unreasonably withheld or delayed.

21.2 Consent to disclosure of information pursuant to subsection 21.1 shall not be unreasonably withheld where a Participant wishes to disclose any such information to a third party for the purpose of arranging bona fide financings for its contributions to Costs hereunder or for the purpose of selling its Interest in the Property, or attracting a third party to enter a joint venture in respect of the Property, provided that such third party gives its undertaking to the Participants that any such information not theretofore publicly disclosed shall be kept confidential and not disclosed to others.

21.3 Each party will, prior to making any press release or other written public disclosure, provide to the other a draft not less than twenty-four (24) hours prior to the proposed release thereof and will, prior to making such disclosure, consider the comments of the other party with respect to such draft in finalizing the disclosure.

21.4 Neither Participant shall be liable to the other for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such Participant has taken reasonable steps to ensure the preservation of the confidential nature of such information.

22. LIMITED CHARGING

22.1 Each Participant hereby covenants and agrees with the other to cooperate fully in connection with any production financing for the Property which is presented on reasonable commercial terms for projects of a similar nature, size and financial risk and to hold its Interest free and clear of all liens, charges and encumbrances including any floating charge (except liens for taxes not yet due and other inchoate liens and arising from operations on the Property being contested in good faith) and each Participant shall, if so required by the terms of such project financing, issue to any lender providing such financing, bonds, debentures or other security instruments charging its Interest in the Property, inter alia, by way of a specific first mortgage and charge limited to its Interest in the Property. No such project financing shall require either Participant to give any guarantee to any third party on behalf of the other Participant, to be jointly and severally liable for the repayment of such financing or to give security to any lenders in respect of such financing in an amount greater than its Interest in the Property.

22.2 If a joint financing for the Production Program is not arranged as contemplated in subsection 22.1, then notwithstanding the provisions of section 25, for the purpose of financing its share of the Production Program a Participant may, at any time, mortgage, charge or otherwise encumber the whole or any part of its Interest in the Property but only upon the condition that the holder of such encumbrance, (hereinafter called the "Chargee"), first enters into a written agreement with the other Participant in form satisfactory to counsel for such other Participant, binding upon the Chargee, to the effect that:

(a) the Chargee will not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Interest in the Property and that such encumbrance shall be subject to the provisions of this Agreement;

(b) the Chargee's remedies under the encumbrance shall be limited to the sale of the whole, (but only of the whole), of the encumbering Participant's Interest in the Property to the other Participants in accordance with section 23, or failing such disposition, at a public auction to be held after 90 days' prior notice to the other Participants, such sale to be subject to the purchaser entering into a written agreement with the other Participants whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement; and

(c) if the Interest of a Participant in the Property is forfeited, the right of such Participant to act as Operator for the Property will cease.

23. RESTRICTIONS ON ALIENATION

23.1 Except in accordance with this Agreement neither Participant shall transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate any or all of its Interest in the Property or transfer or assign any of its rights under this Agreement.

23.2 Neither Participant shall sell any of its Interest in the Property or otherwise transfer or assign any of its rights under this Agreement except:

(a) in its entirety, unless specifically provided otherwise hereunder;

(b) pursuant to an agreement in writing;

(c) as a single transaction not directly or indirectly part of some other sale or purchase or agreement for any additional consideration of any nature whatsoever; and

(d) when there is no default of any of the covenants and agreements herein contained by such Participant.

23.3 Nothing in this section shall prevent:

(a) a sale by either Participant of all of its Interest in the Property or an assignment of all its rights under this Agreement to an Associated Company provided that such Associated Company first complies with the provisions of subsection 23.11 and agrees with the other parties in writing to retransfer such Interest to the originally assigning party before ceasing to be an Associated Company of such Participant; or

(b) a joint disposition of the Property or all or any part of the other assets constituting any part of the Assets to a third party by the Participants; or

(c) a transfer of all or any part of the Interest of one Participant to the other Participant.

23.4 Subject to subsections 23.1, 23.2 and 23.3 if either Participant (in this section called the "Offeror") intends to sell its Interest in the Property or assign its rights under this Agreement it shall give notice in writing to the other Participant (in this section the Participant receiving such notice is called the "Offeree") of such intention together with the terms and conditions on which the Offeror intends to sell its Interest in the Property or assign its rights under this Agreement.

23.5 Subject to subsections 23.1, 23.2 and 23.3, if either Participant (in this section also called the "Offeror") receives any offer to purchase its Interest in the Property or assign its rights under this Agreement which it intends to accept, the Offeror shall not accept the same unless and until the Offeror has first offered to sell such Interest in the Property or rights to the other Participant (in this section also called the "Offeree") on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with subsection 23.7.

23.6 Any communication of an intention to sell pursuant to subsections 23.4 or 23.5 (the "Offer" for the purposes of this section only) shall be in writing delivered in accordance with section 26 and shall:

(a) set out fully and clearly all of the terms and conditions of any intended sale;

(b) if it is made pursuant to subsection 23.5, include a photocopy of the Offer and clearly identify the entity making the offer and include such information as is known by the Offeror about such entity;

and such communication will be deemed to constitute an Offer by the Offeror to the Offeree to sell the Offeror's Interest in the Property or transfer or assign its rights under this Agreement to the Offeree on the terms and conditions set out in such Offer.

23.7 Any Offer made as contemplated in subsection 25.6 shall be open for acceptance by the Offeree for a period of 60 days from the date of receipt by the Offeree.

23.8 If an Offeree accepts the Offer within the time limited, such acceptance shall constitute a binding agreement of purchase and sale between the Offeror and the Offeree for the Interest in the Property or its rights under this Agreement on the terms and conditions set out in such Offer.

23.9 If the Offeree does not accept the Offer within the time limited the Offeror may complete a sale and purchase of its Interest or its rights under this Agreement on exactly the same terms and conditions set out in the Offer and, where applicable, only to the party making the original offer to the Offeror as contemplated in subsection 23.5, and in any event such sale and purchase will be completed within 60 days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section.

23.10 While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section.

23.11 Before the completion of any sale by a Participant of its Interest or rights under this Agreement, to an Associated Company or otherwise, the entity purchasing such Interest shall, at the election of the Participants not selling, enter into an agreement with the Participant not selling on the same terms and conditions as set out in this Agreement.

23.12 Each Participant agrees that its failure to comply with the restrictions set out in this section would constitute an injury and damage to the other Participant impossible to measure monetarily and, in the event of any such failure the other Participant shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to seek injunctive relief restraining or enjoining any sale of any Interest in the Property or assignment of any rights under this Agreement save in accordance with the provisions of this section.

23.13 If the Participant acting as Operator sells its Interest in the Property or transfers or assigns its rights under this Agreement to a third party, its right as Operator under this Agreement shall be included in such sale only if the third party is acceptable to the remaining Participant and is capable of assuming and performing the duties and obligations of the Operator imposed under this Agreement.

24. OPERATOR'S LIEN

24.1 The Operator will have a first lien and charge (subject only to the rights of any third party providing financing for the Production Program), on the Participants' respective Interests, their right to receive either Product in kind or proceeds from the sale thereof and their interests in any contracts for the sale of Product as security for:

(a) their respective Cost Shares of Operating Costs; and

(b) any amount paid on behalf of a Participant by the Operator pursuant to this Agreement, *plus (if applicable)* interest as set out therein;

such lien and charge to be secured, upon the request of the Operator, by a mortgage, pledge and charge, general security agreement and *Personal Property Security Act* (Ontario) financing statement in favour of the Operator upon a Participant's Interest, its right at any time to receive either Product in kind or proceeds from the sale thereof and its interest in any contracts for the sale of Product, but if a Participant wishes to provide a sufficient bond for securing such payment, in the place of a mortgage, pledge and charge, general security agreement and financing statement, it may elect to do so, and if the Operator objects thereto, the sufficiency of the bond (including the acceptability of the obligor thereunder) will be submitted to arbitration pursuant to section 30.

25. ENCUMBRANCE, PARTITION AND INDEMNIFICATION

25.1 Except as otherwise provided herein, a Participant shall not encumber or suffer to exist any lien, charge or encumbrance on its Interest.

25.2 Neither Participant shall partition or seek partition, whether through order of any court or otherwise, of the Property, or other assets constituting any part of the Assets.

25.3 A Participant shall not have authority to act for or assume any obligations or liabilities on behalf of the other Participant except such as are specifically authorized pursuant to and in accordance with the terms of this Agreement, and each Participant shall indemnify and hold the other, and their officers, employees, and agents, harmless from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of any obligations by it done or undertaken on behalf of the other Participant other than as provided herein.

26. NOTICE

26.1 Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by sending the same by, telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a) If to Garson:

Garson Resources Ltd.
Suite 1260, 1180 West Georgia Street
Vancouver, British Columbia
V6E 4A2

Attention: President
Facsimile No.: (604) 684-3350

(b) If to Piper at:
Piper Capital Inc.
#311, 470 Granville Street
Vancouver, B.C.
V6C 1V5

Attention: President
Facsimile No.: (604) 683-8544

26.2 Any notice, direction or other instrument will, if delivered on a regular business day, be deemed to have been given and received on the day it was delivered and otherwise on the next business day, and if sent by telecommunication, facsimile or other similar form of communication on a regular business day, be deemed to have been given or received on the day it was so sent and otherwise on the next business day.

26.3 Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such Participant for the purposes of giving notice hereunder.

27. FURTHER ASSURANCES

27.1 The Participants will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

28. MANNER OF PAYMENT

28.1 All references to monies hereunder shall be in Canadian funds. All payments to be made to any Participant hereunder may be made by cheque or draft mailed or delivered to such Participant at its address for notice purposes as provided herein, or deposited for the account of such Participant at such bank or banks as such Participant may designate from time to time by written notice said bank or banks shall be deemed the agent of the designating Participant for the purpose of receiving, collecting and receipting such payment.

29. TERMINATION

29.1 Subject to the provisions of subsection 5.3 in the case of termination price to the exercise of the Option this Agreement shall terminate upon the occurrence of the earliest of:

(a) a written agreement by the Participants to terminate;

(b) the termination of the Option and this Agreement pursuant to subsection 7.1;

(c) except with respect to the Net Profits Royalty, upon the transfer of all of a Participant's Interest to the Remaining Participant; or

(d) such time as there is only one Participant and no party holds a Net Profits Royalty.

29.2 A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participants of the effective date of withdrawal. Such notice of withdrawal will:

(a) indicate a date for withdrawal not less than three (3) months after the date on which the notice is given;

(b) contain an undertaking that the withdrawing Participant will:

(i) satisfy its Cost Share, based on its then current Interest, for all amounts chargeable to it in respect of operations hereunder performed prior to the date of withdrawal,

(ii) pay its Cost Share, based on the Interest which it surrendered, of the Costs of rehabilitating and reclaiming the Property as at the date of surrender, and

(iii) not, for a period of two (2) years from the date of surrender, acquire, directly or indirectly any *rights or interests in or to minerals* in the area covered by the Property; and

(c) include with it a release in writing, in form acceptable to counsel for the Operator, releasing the other parties from all claims and demands hereunder, except for those which arose or accrued or were accruing due on or before the date of withdrawal.

29.3 A Participant to whom a notice of withdrawal has been given as contemplated in subsection 29.2 may elect, by written notice given within ninety (90) days to the withdrawing Participant, to accept the withdrawal or to join in the withdrawal. The withdrawing Participant will execute and deliver all such documents as are required to convey its Interest to the Participants that elect to accept the withdrawal, if more than one then in proportion to their respective Interests. If all of the Participants join in the withdrawal, the Joint Venture will terminate in accordance with this section 29, the Participant which was the Operator being obligated to continue as Operator to effect the termination and the other Participants being obligated to fund their respective Cost Shares of the Costs incurred. Any withdrawal under subsection 29.2 or 29.3 will not relieve the withdrawing Participant of its Cost Share of liabilities to third persons (whether such accrues before or after such withdrawal). For purposes of this subsection 29.3, the withdrawing Participant's Cost Share of such liabilities will be equal to its Interest at the time such liability was incurred.

29.4 On termination of this Agreement pursuant to this section 29, the Participants will remain liable for continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of operations hereunder during the term of this Agreement.

29.5 Promptly after termination under this section 29, the Operator will take all action necessary to wind up the activities of the Joint Venture, and all costs and expenses incurred in connection with the termination of the Joint Venture will be Costs chargeable to the Joint Venture. The Assets will first be paid, applied, or distributed in satisfaction of all liabilities of the Participants to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Operator will have the right to segregate amounts which, in the Operator's reasonable judgment, are necessary to discharge continuing obligations or to purchase for the account of the Participants, bonds or other securities for the performance of such obligations. Thereafter, any remaining cash and all other Assets will be distributed (all Assets other than cash being distributed in undivided interests unless otherwise agreed) to the Participants in proportion to their then current Interest.

29.6 A Participant that withdraws pursuant to subsection 29.2, or has transferred its Interest in consideration of a Net Profits Return Royalty pursuant to subsection 10.5, will not, directly or indirectly, acquire any rights to or interest in minerals within the area covered by the Property for two (2) years after the effective date of withdrawal. If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this subsection 29.6, such Participant or Affiliate will be obligated to offer to convey to the non-withdrawing Participants, without cost, any such right or interest so acquired. Such offer will be made in writing and can be accepted by the non-withdrawing Participants at any time within sixty (60) days after it is received by such non-withdrawing Participants.

29.7 Prior to the distribution of the Assets or the net revenues received on the disposal thereof on termination of this agreement, the Management Committee will meet and may approve a procedure for the retention, maintenance and disposal of documents maintained by the Management Committee (the "Documents") and will appoint such party as may consent thereto to ensure that all proper steps are taken to implement and maintain that procedure. If a quorum is not present at the meeting or if the Management Committee fails to approve a procedure as aforesaid, the Operator, if a party, or otherwise the party holding the largest Interest as at the day immediately preceding the date the Management Committee was called to meet, will, subject to the provisions of section 21, retain, maintain and dispose of the Documents according to such procedure, in compliance with all applicable laws, as it deems fit. The Participant entrusted with the retention will be entitled to receive payment of those costs and expenses prior to any distribution being made of any of the Property or the net revenues received on the disposal thereof.

29.8 On termination of this agreement or on the deemed withdrawal of a Participant or the withdrawal of a Participant, the Operator will have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to:

(a) wind up all operations hereunder; and

(b) complete any transaction and satisfy any obligation, unfinished or unsatisfied at the time of such termination or withdrawal, if the transaction or obligation arises out of operations hereunder prior to such termination or withdrawal.

The Operator will also have the power and authority, but only in the event of termination or withdrawal as referred to in this subsection 29.8, to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Joint Venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, common interest or a common liability.

30. ARBITRATION

30.1 Any dispute arising between the Participants in respect of the interpretation of this Agreement or any matter to be agreed upon hereunder will be submitted to a single arbitrator to be agreed upon by the parties to that dispute, provided that if a single arbitrator cannot be agreed upon within ten business days after the appointment of the single arbitrator has been requested in writing by one of the parties, then the dispute will be referred to a board of three arbitrators, one to be appointed by each side to the dispute and a third arbitrator to be appointed by the first two named arbitrators in writing.

30.2 Any Participant may, upon written notice to the others demand arbitration of any dispute hereunder.

30.3 No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

30.4 Upon appointment in accordance with subsection 30.1 the arbitrator(s) will immediately proceed to hear and determine the dispute.

30.5 The award of the arbitrator(s) will be made within 45 days after his (their) appointment subject to any reasonable delay due to unforeseen circumstances. The award of the arbitrator(s) will be in writing and signed by the arbitrator(s) and will be final and binding upon the Participants who will abide by the award.

30.6 The provisions of this section will be deemed to be a submission to arbitration within the provisions of the Commercial Arbitration Act (British Columbia).

31. TIME OF ESSENCE

31.1 Time is of the essence in the performance of this Agreement.

32. HEADINGS

32.1 The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

33. ENUREMENT

33.1 This Agreement shall enure to the benefit of and be binding upon the Participants and their respective successors and permitted assigns.

34. FORCE MAJEURE

34.1 Neither Participant will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to, war, insurrection, civil unrest, adverse weather conditions, environmental protests or blockages, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event").

34.2 All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in subsection 34.1.

34.3 A Participant relying on the provisions of subsection 34.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Participant to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

35. DEFAULT

35.1 Notwithstanding anything in this Agreement to the contrary (other than the provisions of this Agreement providing for elections to contribute and contributions to any Program and any Production Program for which no notice of default need be given), if either Participant (a "Defaulting Participant") is in default of any requirement herein set forth the other Participant shall give written notice to the Defaulting Participant specifying the default and the Defaulting Participant shall not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected Participant the Defaulting Participant has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Participant fails within such period to take reasonable steps to cure any such default, the affected Participant shall be entitled to seek any remedy it may have on account of such default.

36. FURTHER AGREEMENT

36.1 After the commencement of Commercial Production, either Participant may give notice to the other Participant requiring such Participant to enter into negotiations to settle a detailed operating agreement to supersede this Agreement. The Participants will endeavour to settle and execute such an agreement but if they fail to do so this Agreement will remain in full force and effect.

36.2 If either Participant determines that it would be in the best interests of the Joint Venture to have the Participants' Interests held by a joint venture company, owned by the Participants, for the sole purpose of holding such interests, such Participant may give notice to the other Participant, requiring such Participant to enter into negotiations to settle a new joint venture structure and related documentation to supersede this Agreement, but if they fail to do so this Agreement will remain in full force and effect.

37. ENTIRE AGREEMENT

37.1 This Agreement constitutes the entire agreement between the Participants and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

38. GOVERNING LAW

38.1 This Agreement shall be governed by and construed according to the laws of British Columbia, and the laws of Canada applicable therein.

39. SEVERABILITY

39.1 If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, that invalidity or unenforceability will attach only to such term or part term, and the remaining part of the term and all other terms of this Agreement will continue in full force and effect. The invalidity or unenforceability of any term in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

40. AREA OF INTEREST

40.1 Each Participant hereby covenants and agrees with the other that if it, or any Associated Company of it (an "Offeror") acquires, directly or indirectly or pursuant to any third party agreement, any form of interest in minerals located wholly or in part within the Area of Interest the Offeror will promptly offer, or in the case of an Associated Company, use its best efforts to cause such Associated Company to offer such interest to the other Participant (the "Offeree") by notice in writing to the Offeree setting out the nature of such mineral interest and including all information known by the Offeror about such mineral interest, the Offeror's, or its Associated Company's, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, the Offeree accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a portion of the Offeror's acquisition costs as set out in such notice equal to the Offeree's Interest in the Property as of the date of this Agreement, such mineral interest will become part of the Property and any acquisition costs so paid will form part of that Participant's Costs.

40.2 Each Participant hereby covenants and agrees with the other to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals subject only to royalty interests in favour of the property vendor and financial provisions contemplating the use of one processing facility for ores derived from the various properties in the Area of Interest and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this Agreement.

41. COUNTERPARTS

41.1 This Agreement may be executed in one or more counterparts by original or facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

GARSON RESOURCES LTD.

Per:

Authorized Signatory

F:\Shared Files\PIPER\Property Agreements\Option-JV Agmt Garson-Piper.DOC

41. COUNTERPARTS

41.1 This Agreement may be executed in one or more counterparts by original or facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

GARSON RESOURCES LTD.

Per: Authorized Signatory

PIPER CAPITAL INC.

Per:
Authorized Signatory


SEC MAIL
PROCESSING
RECEIVED
APR 30 2007
WASH, D.C.
SECTION

to the Offeree setting out the nature of such mineral interest and including all information known by the Offeror about such mineral interest, the Offeror's, or its Associated Company's, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, the Offeree accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a portion of the Offeror's acquisition costs as set out in such notice equal to the Offeree's Interest in the Property as of the date of this Agreement, such mineral interest will become part of the Property and any acquisition costs so paid will form part of that Participant's Costs.

40.2 Each Participant hereby covenants and agrees with the other to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals subject only to royalty interests in favour of the property vendor and financial provisions contemplating the use of one processing facility for ores derived from the various properties in the Area of Interest and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this Agreement.

41. COUNTERPARTS

41.1 This Agreement may be executed in one or more counterparts by original or facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

GARSON RESOURCES LTD.

Per:
Authorized Signatory

PIPER CAPITAL INC.

Per: Pamela Strand
Authorized Signatory

SCHEDULE "A" – PROPERTY DESCRIPTION

THIS IS SCHEDULE "A" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN GARSON RESOURCES LTD. AND PIPER CAPITAL INC.

COPPER PRINCE GOLD MINE PROPERTY DESCRIPTION AND LOCATION

The claims are registered under the name of Garson Resources Ltd:

The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada.

Patent numbers are as follows:

S25668, S25731, S51303, S51304, S51548, S51549, S51550, S52069, S52070, S52071, S52306, S52307, S56015, S56016, S56017, S58007.

Since this is a surveyed township, the area covered by the patents is very nearly a square mile (640 acres, or 259 hectares).

* These claims are subject to a 2% NSR royalty payable to Qwip Systems Inc. (Formerly Rainbow Group of Companies), which royalty can be purchased at the rate of CDN $1 million for each 1% of the royalty.

Figure1:PropertyMap


Township Sketch
SUDBURY
Copper Prince
0 km 1
N
S52069
S51548
S52071
S52070
S25731
S52307
S51303
S51549
S25668
S52306
S51304
S51550
S56015
S58007
S56016
S56017
Map modified from CLAIMaps III website (courtesy of MNDM, Govt. of Ontario)
July 24, 2005

SCHEDULE "B" - ROYALTY PAYMENTS

THIS IS SCHEDULE "B" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN GARSON RESOURCES LTD. AND PIPER CAPITAL INC.

Royalty Payments

In addition to the patented Mining Claims (the "Claims") registered with the Mining Recording Office, there are unregistered encumbrances against the Claims identified as follows:

Certain of the Claims set out in Schedule A are subject to a 2% NSR royalty payable to Qwip Systems Inc. (formerly the Rainbow Group of Companies), which royalty can be purchased at the rate of CDN $1 million for each 1% of the royalty.

SCHEDULE "C" – NET PROFITS ROYALTY

THIS IS SCHEDULE "C" TO THE JOINT VENTURE AGREEMENT MADE BETWEEN GARSON RESOURCES LTD. AND PIPER CAPITAL INC.

CALCULATION OF NET PROFITS

1. Net Profits shall be the amount by which revenues attributable to the sale of ores, minerals and other products produced from the Property during any fiscal period exceed the costs associated with exploration, development, mining, milling, smelting, refining or marketing operations during such fiscal period. Such revenues and costs shall be calculated on a cumulative basis and if, for any given fiscal period, accumulated costs exceed accumulated revenues, the excess costs shall be carried forward to the next succeeding period until accumulated revenues exceed accumulated costs.

2. For the purposes of computing the Net Profits hereunder:

(a) "revenues" shall mean the gross revenue received from the sale of ore, minerals and other products produced from the Property plus any miscellaneous revenue including all net amounts received from the sale of plant, machinery, equipment or other assets and working capital previously debited as costs from the Property; and

(b) "costs" shall mean all direct costs incurred on or in connection with the Property and directly related to exploring, developing and placing of the Property into operation and operating costs, including but not limited to the costs of mining, milling, smelting, refining and marketing, including payments of taxes and any other charges necessary to keep the Property in good standing, the capital required for the purchase, installation or construction of buildings, machinery and equipment of developing and equipping any part of the Property for commercial production, adequate working capital for carrying on production operations, interest on money borrowed, remuneration and fringe benefits, shipping expenses, legal expenses, incorporation expenses, costs associated with shut-down once production ceases, and all other charges and expenses, whether current or capital, usually made or incurred for a like operation and accounted for in accordance with generally accepted accounting principles.

For greater certainty, payment of income taxes and any payment to a party hereto in the nature of a carried or net proceeds interest shall not be included in the costs as set out above.

3. The determination and payment of Net Profits as contemplated by this Schedule is based on the premise that production will be solely developed in the claims which are the subject of the annexed agreement. In the event other properties are incorporated in a single mining project and costs are not readily segregated on a practical or equitable basis, the parties agree that the allocation of costs in order to determine Net Profits shall be re-negotiated between them and, if they fail to agree on such allocation, shall be determined by a chartered accountant to be appointed by them. The determination of such chartered accountant will be governed by the Commercial Arbitration Act (B.C.) and the arbitrator shall be directed to take into account any precedents of reasonably general application in the mining industry in Canada in making his determination as well as any previous arrangements as between the parties hereto.

4. Net Profits shall be calculated by the Operator at the end of the calendar quarter in which ores or concentrates from the mine are sold or otherwise deemed to be sold and there after at the end of each subsequent calendar quarter during which ores or concentrates are produced from the Property. Quarterly calculations of Net Profits shall be submitted to each party entitled to an interest in Net Profits ("Royalty Holder") within 60 days after the end of the quarter involved and such calculations shall be accompanied by payment of the Royalty Holder's estimated share of the Net Profits. The year end calculation of Net Profits shall be submitted to the Royalty Holder within 90 days after the end of the fiscal year of the Optionee together with the balance (if any) of the Royalty Holder's share of the Net Profits for the year, and the Royalty Holder shall have thirty (30) days after receipt of any such report to object thereto in writing and failing such objection, such report shall be deemed correct.

5. It is understood that the Royalty Holder's rights to a share of the Net Profits from any production which might take place as provided for herein is a contractual right only and the Royalty Holder shall not have any right, title or interest in the Property subject to such royalty interest.

Nothing herein shall in any way limit the rights of the owner of the Property including, without limiting the generality of the foregoing, its right to encumber such property, to set up such mining organization as it sees fit to bring such Property into production (in partnership with others or otherwise), to manage and operate the mining organization and the sale of the production therefrom, to terminate, commence, curtail or expand production from time to time and to change the mining organization or otherwise.



BDO Dunwoody LLP
Chartered Accountants and Advisors

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca

August 25, 2006

PRIVATE & CONFIDENTIAL

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto ON M5H 3S8

Dear Sirs/Mesdames:

Re: Garson Resources Ltd. (the "Company")

We refer to the prospectus of the Company relating to the distribution of 4,491,250 shares of Garson Resources Ltd. to the shareholders of MBMI Resources Inc. by way of dividend in specie:

We consent to the use in the above-mentioned prospectus of our report dated May 5, 2006 to the directors of the Company on the following financial statements:

- Balance sheet as at December 31, 2005; and
- Statements of operations and deficit, mineral properties and deferred exploration costs and cash flows for the year ended December 31, 2005.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.



We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2005. Although we have performed an audit for the year ended December 31, 2005, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2005 and for the year then ended, but not on any financial statements for any interim period within that period and any period subsequent to December 31, 2005.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly

BDO Dunwoody LLP

Chartered Accountants

MFM/sh

RECEIVED

2006 MAY -2 A 6:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **GARSON RESOURCES LTD.**

Financial Year Ending, used in calculating the participation fee: **December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.).

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		18,900,674	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.05	
Market value of class or series	=	$945,033.70	$945,033.70 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii) **[Provide details of how determination was made.]**			N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)			N/A (B)
Total Capitalization (add market value of all classes and series of) equity securities and market value of debt and preferred shares) (A) + (B) =			$945,033.70
Total fee payable in accordance with Appendix A of the Rule			$1,000.00
Reduction for Transitional Fee Owing			$333.33

Total Fee Payable x Number of months remaining in current financial year after date that the Rule came into force / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

(**$2500** Transitional Fee) **x (1%** Late Fee/Business Day) **x (6** Business Days) = **$150.00**

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owner's equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced Fee for new Reporting issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in the issuer's financial year / 12 ____________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of equity securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the shares or series of securities were traded on that financial year X ____________

Percentage of the class registered in the name of an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Value (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________________

Contributed surplus ________________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________________

Long term debt (including the current portion) ________________

Capital leases (including the current portion) ________________

Minority or non-controlling interest ________________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________________

Any other item forming part of the shareholders' equity and not set out specifically above ________________

Percentage of outstanding equity securities registered in the name of an Ontario person X ________________

Capitalization ________________

Total Fee payable pursuant to Appendix A of the Rule ________________

Reduced fee for new Reporting issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in the financial year
year or elapsed since most recent financial year
12

____

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________________



MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the quarter ended September 30, 2006 ("Q3 2006"). Unless otherwise stated, information is current to September 30, 2006, and all amounts are stated in Canadian dollars.

Introduction

This discussion and analysis of the operating results, cash flows and financial position of Garson Resources Ltd. (the "Company or Garson") should be read in conjunction with the unaudited Interim Financial Statements of the Company for the nine months ended September 30, 2006 and 2005, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The consolidated financial statements of MBMI (including its subsidiary Tri-Energy, now referred to as Garson) for previous financial periods can be found on SEDAR and at the MBMI website www.mbmiresources.com.
This discussion and analysis may contain forward-looking statements about the Company's future prospects. The Company provides no assurance that actual results will meet management's expectations.

Description of Business

The Company is engaged in the acquisition, exploration and development of mineral properties, in Canada. Success is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining an interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate losses and negative cash flows from operations.

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd (the "Tri-Energy Group"). In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse as it was determined to separate the Canadian Gold Projects from the Philippine Nickel Projects by taking the Company public in an initial public offering. As part of the transaction, MBMI's share interest in Garson would be distributed to the MBMI shareholders by way of a dividend.
The dividend will be distributed on a pro rata basis of one share in Garson for every ten shares held in MBMI. The transaction received regulatory approval subsequent to the end of the quarter

and the dividend shares have been distributed. The Company finalized its public listing on the CNQ exchange and trades under the symbol "GARR".

Overall Performance

The majority of exploration costs prior to October 2005 and administrative costs were paid by MBMI. Direct costs have been recognized by Garson, but no indirect overhead costs were allocated. Hence, general and administrative expenses in prior years are not comparable to the period post October 2005.

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at September 30, 2006, unspent cash proceeds from flow-through shares was $507,190 (December 31, 2005 $547,700). As at September 30, 2006 the company had $600,000 of its cash invested in short term GICs earning interest at 3.3%. The GICs are held in $100,000 Units redeemable without penalty at any time.

Selected Financial Information

Total income for the nine-month period, consisting of Interest and Other Income, was $3,777 (year ended December 31, 2005: $21).

At September 30, 2006, Garson had an accumulated deficit of $366,701 (December 31, 2005: $127,711), an increase of $238,990. The net loss for the nine months ended September 30, 2006 was $238,990 (nine months ended September 30, 2005: $12,457) which translates into a loss per share for the period of $0.01. The increase in expenditures over the equivalent period in 2005 reflects the relative inactivity of the Company until late 2005. Current results are due to exploration and administrative activities associated with the exploration of the Company's three Canadian gold properties, negotiation of a joint venture agreement and acquisition of the New Britannia Mine (below) and general management of the Company.

The Company's share of the financial position and results of operations of the New Britannia Mine ("NBM") have not been reflected in this period's financial results as, although consideration is outlined in the Definitive Joint Venture Agreement with Kinross and the Letter of Intent between the Company and High River, the process required to close the purchase and sale of the NBM is not complete. No consideration has been paid nor can the value of non-monetary consideration be quantified at this time.

Garson has total assets of $999,714, and no long-term financial liabilities, except for a future income tax liability of $258,214 representing the taxable temporary difference between the tax and accounting book values of our mineral properties and deferred exploration costs. Assets consist largely of cash and cash equivalents resulting from unspent private placement funds (below) and investment proceeds.

Garson has not paid dividends in the past and does not anticipate paying dividends in the near future. We expect to retain any earnings we generate to finance future growth.

Results of Operations

Quarter Ended September 30, 2006

During the quarter ended September 30, 2006, the Company incurred expenses of $80,678 (2005 $9,952) and include: administration $21,000, accounting fees of $20,187, filing fees $12,580, rent $2,507, office and miscellaneous fees of $15,421, travel expenses $142, Interest (bank charges) $184, legal of $3,000 and wages and salaries $6,950.

Accounting fees represent the balance of fees payable to the auditor in respect of the filing of the final prospectus of the Company. The Company will be carrying out an exploration and drilling program on the Squall Lake property in the fall of 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Yearly Results	Net Loss	Loss per share	Total Assets	Long term Liabilities
Nine-month period ended September 30, 2006	**$238,990**	**$0.01**	**$999,714**	**$258,214**
Year ended December 31, 2005	**$116,752**	**$0.01**	**$1,157,768**	**$258,214**
Year ended December 31, 2004 ***(unaudited)***	**$7,000**	**$0.00**	**$264,204**	**$68,705**

Summary of Quarterly Results

Quarterly Results	Q-1	Q-2	Q-3	Q-4	*Year
2006					
Net loss	**$101,828**	**$56,484**	**$80,678**	**$ -**	**$238,990**
Loss per share	$0.01	$0.00	$0.00	$ -	$0.01
2005					
Net loss	**$619**	**$1,885**	**$9,952**	**$104,296**	**$116,752**
Loss per share	$0.00	$0.00	$0.00	$0.01	$0.01
2004					
Net Loss	**$0**	**$0**	**$0**	**$7,000**	**$7,000**
Loss per share	$0.00	$0.00	$0.00	$0.00	$0.00

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter.

As an exploration and development company, the Company does not have net sales or total revenues. During the quarter, the Company did not raise funds through the issuance of common shares nor through its investing activities. Moreover, the Company incurred $21,000 in legal fees to a related party associated with the listing of the Company on the CNQ exchange. The accumulated deficit in the exploration stage increased from $286,023 to $366,701, reflecting the $80,678 loss during the third quarter of 2006.

Liquidity and Capital Resources

Since incorporation, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds for ongoing exploration work on the Properties, the acquisition of the NBM, as well as to meet its ongoing day-to-day operating requirements and will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

At September 30, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $366,701. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

During the period November 2005 to March 31 2006, the Company completed four financial transactions for gross proceeds of $1,040,200. The Company has a total of 19,250,674 common shares issued and outstanding at September 30, 2006.
As at September 30, 2006, the Company has total cash and cash equivalents of $681,997, receivables of $5,872 and marketable securities of $48,750 (market value of $66,750). Prepaid operating expenses were $1,191. Pursuant to its Option and Joint Venture Agreement on the Copper Prince property, the Company received 150,000 common shares of Piper during the quarter, valued at $37,500. A total of $507,190 cash and cash equivalents are restricted for qualified exploration relating to Canadian properties.

Other than the proposed joint venture and acquisition of the NBM, the Company does not have any other commitments for material capital expenditures over both the near or long term and none are presently contemplated other than as disclosed above and/or over normal operating requirements.

Mineral Projects

Canadian Mine Assets - New Britannia Mine

As at September 29, 2006, the Company and Piper Capital Inc. have entered into a definitive joint venture agreement with Kinross Gold Corporation and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd. to acquire a 100% interest in the New Britannia Mine and mill ("NBM") located in Snow Lake, Manitoba.

It is anticipated that the Company will enter into a joint venture agreement with Piper to operate the NBM whereby the Company will maintain a 40% interest in the joint venture. The joint venture agreement is currently being contracted.

The Company will issue an equivalent of 19.9% of its fully diluted share capital at closing (not yet completed). The Company and Piper (jointly) will also have to post $1.9m in financial assurances with the Government of Manitoba and a $3.9m letter of credit to Kinross refundable upon commercial production of the mine. The letter of credit with the Manitoba government is financial assurance that the site will ultimately be closed according to the terms of the existing and approved closure plan. Once closure is complete all or a portion of the letter of credit will be refunded to the companies. Should a NI 43-101 compliant resource of 3 million ounces be proven, Kinross retains a back-in right for a 60% interest for consideration of the equivalent of three-times the exploration costs incurred to that date.

High River has agreed to sell its 50% interest in the NBM and to waive its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations. Both the definitive joint venture agreement and the letter of understanding are subject to receipt of regulatory approvals and completion of financing.

As of the date of these financial statements, no consideration has been paid in respect of the NBM or the joint venture agreements. A net smelter royalty ("NSR") of 1.38% exists on the NBM leased property.

Included in the purchase agreement with Kinross, the Company and Piper will acquire all rights, title and interest in an option agreement (as amended) with Hudson Bay Mining and Smelting Co., Ltd. (the "Hudson Bay option"). This agreement, subject to a 1.5% NSR royalty, allows the Company and Piper to acquire claims adjacent to the NBM for a payment of $400,000.

As consideration for offering Piper and the Company the NBM assets, the Company agrees, upon execution of the Asset Purchase Agreements proposed above, to issue 720,000 common shares to Pegasus. Certain principals of Pegasus are directors of the Company.

Canadian Exploration Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. Details of these mineral properties and deferred exploration costs, and recorded amounts and balances outstanding at the end of the fiscal period are identified in Note 3 of the Financial Statements. A total of $35,510 was spent on exploration of the Squall Lake property during the quarter. Pursuant to its Option and Joint Venture Agreement on the Copper Prince property, the Company received 150,000 common shares of Piper during the quarter, valued at $37,500.

McMillan Gold Mine Property

Management was successful in optioning the McMillan property to Young- Shannon Gold Mines, Limited in November, 2004. Young-Shannon has the option to earn a 50% interest in the McMillan property over a three year period (commenced October 2004) for staged payments of $75,000 in cash (paid $30,000 to date, $15,000 of which was paid to MBMI in 2004) and 650,000 common shares (300,000 issued to date, of which initial 150,000 was issued to MBMI in 2004) plus a three year work commitment of $900,000 (approximately $250,000 spent to date). Young-Shannon has the option to increase its interest to 60% by issuing an additional 250,000 common shares and spending $400,000 more on the property.

Three diamond drill holes, MM-05-11, MM-05-12, and MM-05-13 totalling 691 metres (2,266 ft.) were completed, and results reported by property option holder, Young-Shannon Gold Mines, Limited (Young-Shannon) during the quarter end, June 30. Assay results from drill core in hole MM-05-13 showed that a zone was intersected which averaged down hole grades and widths of 7.21 g/t gold over 21.3 metres including sections of 8.12 g/t gold over 4.60 metres, and 14.96 g/t gold over 8.60 metres, including 22.65 g/t gold over 4.70 metres, 27.72 g/t gold over 3.10 metres, and 35.70 g/t gold over 2.10 metres.

A follow-up diamond drilling program is being planned by Young-Shannon for the fall of 2006 to continue to define the high grade gold zone encountered earlier in the year.

Operating Activities

The Company recorded a net loss for the quarter ending September 30, 2006 of $80,678 ($0.00 per share), compared with $9,952 in 2005 ($0.00 per share).

Accounting and legal expenses ($20,187 and $3,000, respectively) for the three-month period ended September 30, 2006 have increased over the equivalent period in 2005 ($Nil) due to the preparation and filing of the final prospectus of the Company in August 2006.

Administration fees of $21,000 (2005: $Nil) for the quarter relate to ongoing management of the Company (see Related Party Transactions below).

Consulting expenses incurred in 2005 of $10,293 relates to preparation of 43-101 technical reports on the Company's properties, geological and general consulting.

Filing fees of $12,580 (2005: $Nil) were incurred on the filing of the initial public offering of the Company's common shares.

The increase in office and miscellaneous costs to $15,421 (2005: $Nil), and wages and salaries to $6,950 (2005: $Nil) is a result of the initiation of business activities of the Company after October 2005.

Office rent of $2,507 versus $Nil in the equivalent prior period due to the commencement of a rental contract in the quarter.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, marketable securities, accounts payable and accrued liabilities, and amounts payable to a related party. Unless otherwise noted in the Consolidated Financial Statements, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties during the quarter ended September 30, 2006 were $35,510 (2005: $230). Net expenditures include $20,879 paid for consulting, and equipment rental of $4,500 to a related party, $4,064 for geological consulting, $5,250 in labour and $817 in other costs in respect of the Squall Lake Property.

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc. "Piper", which grants Piper an option to acquire up to a 60% interest in the Copper Prince property. The Agreement received TSX approval on July 17, 2006. Under the terms of the Agreement, in order to earn the initial 50% interest in the property Piper must pay $75,000 (of which the Company has received the first year's payment of $10,000), issue a total of 650,000 shares (of which 150,000 have now been received) and incur $700,000 in property expenditures by the third anniversary date. Piper may acquire an additional 10% interest in the Copper Prince property in the following 12-month period by incurring an additional $500,000 in property expenditures and issuing an additional 250,000 shares. During the quarter a total of 150,000 common shares of Piper (valued at $37,500) were received by the Company.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in the Financial Statements. The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Other critical accounting estimates include stock based compensation and asset retirement obligations. The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model. Compensation expense of unvested options is re-measured on each balance sheet date and amortized over the term of the options.

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

To date, the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Certain directors of the Company are partners or principals of other businesses which have provided professional services to the Company during the last completed financial year, and for which the Company has made certain payments. During the quarter ended September 30, 2006, the following is a description of the transactions. There were no further related party transactions in the previous fiscal years:

1. By way of a Consulting Agreement between Garson Resources Ltd. and Ed Stringer, dated January 1, 2006, Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

2. By way of a Consulting Agreement between Garson Resources Ltd. and Pacific Capital Advisors Inc., a company for which David Tafel is principal, dated January 1, 2006, David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

3. By way of a Consulting Agreement between Garson Resources Ltd. and David Constable dated January 1, 2006, David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President Corporate Development.

4. Incurred deferred exploration consulting services of $20,879 (2005: $Nil) from a company with a common director. A total of $5,232 is included in payables to related parties, is non-interest bearing and has no specific terms of repayment.

5. Incurred deferred rental costs of $4,500 (2005: $Nil) from a company with a common director.

6. Incurred legal expenses of $3,000 and share issue costs of $21,000 from a law firm, a principal of which is a director of the Company.

Details of these related party transactions, the recorded amounts, terms of and balances outstanding at the end of the fiscal period are identified in Note 5 of the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at September 30, 2006, there were 19,250,674 common shares outstanding. In 2006, the Company's shareholders adopted its 2006 stock option plan. As at September 30, 2006, there were no stock options and no warrants outstanding.

Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

Subsequent Events

No additional significant transactions have been incurred subsequent to the end of the fiscal period.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business;

The Company's financial success is subject to, among other things, fluctuations in metal prices which may affect current or future operating results and may affect the economic value of its mineral resources.
The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.
The Company's ability to obtain financing to explore for mineral deposits and to continue the exploration and development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.
The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.
The Company operates in a competitive industry and competes with other more established companies, who may have greater financial resources.
The Company is in the business of exploring and developing natural resource properties, which is a highly speculative endeavour. The Canadian properties are in the exploration stage and without a known body of ore. There is no guarantee that ore will be found or that, if it is found, it will be found in commercially mineable quantities.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which it has an interest.

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on operations.

The Company has not paid dividends in the past and does not expect to do so in the near future.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Garson Resources Ltd.
322 – 470 Granville Street
Vancouver, B.C. V6C 1V5

Item 2 Date of Material Change

Date of the material change: October 10, 2006

Item 3 News Release

The Company issued a news release, dated October 10, 2006, which was disseminated by CCN Matthews.

Item 4 Summary of Material Change

Piper Capital Inc. and Garson Resources Ltd. ("Garson") reported that they have entered into a definitive purchase agreement with Kinross Gold Corporation ("Kinross") and Pegasus Mines Ltd. as well as a letter of understanding with High River Gold Mines Ltd ("High River") to acquire a 100% interest in the New Britannia Mine and mill ("NBM") located in Snow Lake, Manitoba. The Issuer's Board of Directors has approved the transaction which is subject to, among other things, receipt of regulatory approvals, completion of financing and completion of a satisfactory 43-101 property report.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 Executive Officer

David G. Tafel - VP Administration, Garson Resources Ltd.
Tel: 604-683-1991; Fax: 604-683-8544; Toll free: 1-877-399-1991

Item 9 Date of Report

October 10, 2006

END